Form 10-K, Exhibit 13
period 1993-12-31
RYLAND GROUP INC
filed 1994-03-25
CIK 85974

                              FINANCIAL HIGHLIGHTS
                              --------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      1993                1992                1991
- ----------------------------------------------------------------------------------------------------------------------------------
REVENUES:
     Homebuilding                                                              $ 1,203,563         $ 1,077,475         $   859,200
     Financial services                                                            160,474             141,934              74,318
     Limited-purpose subsidiaries                                                  110,392             222,912             277,066
                                                                               ---------------------------------------------------
        Total                                                                  $ 1,474,429         $ 1,442,321         $ 1,210,584
                                                                               ---------------------------------------------------


PRETAX (LOSS) EARNINGS:
     Homebuilding                                                              $   (45,930)        $    11,048         $    (3,305)
     Financial services                                                             55,269              43,930              26,856
     Limited-purpose subsidiaries                                                      158               3,856               2,330
     Corporate                                                                     (14,240)            (16,496)            (11,561)
                                                                               ---------------------------------------------------
         Total                                                                 $    (4,743)        $    42,338         $    14,320
                                                                               ---------------------------------------------------
                                                                               ---------------------------------------------------
NET (LOSS) EARNINGS:
     Total                                                                     $    (2,656)        $    27,520         $     9,451
     Per common share                                                          $     (0.34)        $      1.66         $      0.53
Dividends per common share                                                     $      0.60         $      0.60         $      0.60

STOCKHOLDERS' EQUITY:
     Total                                                                     $   293,247         $   305,689         $   218,600
     Per common share (1)                                                      $     18.61         $     19.43         $     17.34
- ----------------------------------------------------------------------------------------------------------------------------------

(1)  CALCULATION MODIFIED TO INCLUDE RSOP RELEASED PREFERRED SHARES WHICH ARE CONVERTIBLE INTO COMMON SHARES.

                                        1
                                        -
                                      RYLAND
                                      ------

                              SELECTED FINANCIAL DATA
                              -----------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT UNIT AND PER SHARE DATA) UNAUDITED
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                  1993                 1992                   1991
- ----------------------------------------------------------------------------------------------------------------------------------
ANNUAL RESULTS:
Revenues
     Homebuilding                                                              $  1,204            $  1,077              $    859
     Financial services                                                             160                 142                    74
     Limited-purpose subsidiaries                                                   110                 223                   277
                                                                               --------------------------------------------------
     Total                                                                        1,474               1,442                 1,210

Cost of sales - homebuilding                                                     (1,102)               (938)                 (741)
Interest expense                                                                   (162)               (249)                 (302)
Selling, general and administrative expenses                                       (213)               (211)                 (137)
Equity in (losses) earnings of joint ventures                                        (2)                 (2)                  (16)
                                                                               --------------------------------------------------
(Loss) earnings before taxes                                                         (5)                 42                    14
Tax (benefit) expense                                                                (2)                 14                     5
(Loss) earnings before accounting change (1)                                         (3)                 28                     9
Cumulative effect of accounting change (1)                                            -                   -                     -
                                                                               --------------------------------------------------
Net (loss) earnings                                                            $     (3)           $     28              $      9
                                                                               --------------------------------------------------
                                                                               --------------------------------------------------
YEAR-END POSITION:

Assets
     Housing inventories                                                       $    490            $    485              $    355
     Mortgage loans and mortgage-backed securities held for sale, net               728                 634                   352
     Other assets                                                                   290                 197                   161
                                                                               --------------------------------------------------
       Assets excluding limited-purpose subsidiaries                              1,508               1,316                   868
     Assets of limited-purpose subsidiaries (2)                                     808               1,581                 2,691
                                                                               --------------------------------------------------
       Total assets                                                            $  2,316            $  2,897              $  3,559
                                                                               --------------------------------------------------
                                                                               --------------------------------------------------
Long-term debt                                                                 $    352            $    171              $    205
Bonds payable, net (2)                                                         $    778            $  1,533              $  2,617
Stockholders' equity                                                           $    293            $    306              $    219

FINANCIAL SERVICES PORTFOLIOS:

Number of mortgage loans originated (in units)                                   27,872              20,184                 6,851
Loan servicing portfolio balance                                               $  9,800            $  9,100              $  7,190
Securities administration portfolio balance                                    $ 52,700            $ 63,300              $ 69,500

PER COMMON SHARE DATA: (3)

Primary (loss) earnings (before accounting change)                             $  (0.34)           $   1.66              $   0.53
Dividends declared                                                             $   0.60            $   0.60              $   0.60
Stockholders' equity (4)                                                       $  18.61            $  19.43              $  17.34
- ---------------------------------------------------------------------------------------------------------------------------------

(1)  THE COMPANY ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARD 96 - ACCOUNTING FOR INCOME TAXES IN 1989.
(2)  THE ASSETS OF THE LIMITED-PURPOSE SUBSIDIARIES SEGMENT ARE PLEDGED AS COLLATERAL FOR THE SEGMENT'S BONDS. THE BONDS REPRESENT
     OBLIGATIONS SOLELY OF THE LIMITED-PURPOSE SUBSIDIARIES, WHICH ARE SECURED BY MORTGAGES OR MORTGAGE CERTIFICATES. THE BONDS ARE
     NOT GUARANTEED OR INSURED BY THE RYLAND GROUP, INC. OR ANY OF ITS SUBSIDIARIES.
(3)  ADJUSTED FOR STOCK SPLIT IN 1986.
(4)  CALCULATION MODIFIED TO INCLUDE RSOP RELEASED PREFERRED SHARES WHICH ARE CONVERTIBLE INTO COMMON SHARES.

                                       18
                                       --
                                     RYLAND
                                     ------

                             SELECTED FINANCIAL DATA
                             -----------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


(DOLLAR AMOUNTS IN MILLIONS, EXCEPT UNIT AND PER SHARE DATA) UNAUDITED
- ---------------------------------------------------------------------------------------------------------------------------------
   1990                  1989                1988                1987                1986                 1985               1984
- ---------------------------------------------------------------------------------------------------------------------------------

$     951          $    1,016          $      890          $      854          $      662          $      497          $      405
       48                  43                  42                  38                  25                  16                  10
      311                 340                 345                 384                 280                 101                  36
- ---------------------------------------------------------------------------------------------------------------------------------
    1,310               1,399               1,277               1,276                 967                 614                 451
     (804)               (848)               (743)               (710)               (560)               (419)               (348)
     (334)               (362)               (357)               (391)               (268)               (114)                (46)
     (147)               (137)               (127)               (123)                (90)                (46)                (38)
        9                  19                  17                   5                   0                   0                   0
- ---------------------------------------------------------------------------------------------------------------------------------
       34                  71                  67                  57                  49                  35                  19
       12                  27                  26                  25                  23                  19                  10
       22                  44                  41                  32                  26                  16                   9
        -                  14                   -                   -                   -                   -                   -
- ---------------------------------------------------------------------------------------------------------------------------------
$      22          $       58          $       41          $       32          $       26          $       16          $        9
- ---------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------

$     328          $      362          $      303          $      207          $      225          $      107          $       74
      186                 218                 136                 124                 200                  43                  85
      168                 168                 148                 154                 122                  54                  43
- ---------------------------------------------------------------------------------------------------------------------------------
      682                 748                 587                 485                 547                 204                 202
    3,178               3,464               3,659               4,265               3,894               1,535                 458
- ---------------------------------------------------------------------------------------------------------------------------------
$   3,860          $    4,212          $    4,246          $    4,750          $    4,441          $    1,739          $      660
- ---------------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------------
$     188          $      103          $      111          $       99          $      134          $       15          $       15
$   3,082          $    3,363          $    3,544          $    4,116          $    3,754          $    1,486          $      438
$     212          $      207          $      169          $      133          $      104          $       81          $       67

    5,958               6,094               5,277               5,023               6,301               4,145               3,373
$   3,201          $    2,047          $    1,664          $    1,491          $    1,004          $      635          $      321
$  55,900          $   38,075          $   20,585          $    7,752          $    3,752          $    1,496          $      438

$    1.53          $     3.25          $     3.10          $     2.46          $     2.02          $     1.27          $     0.76
$    0.60          $     0.60          $     0.53          $     0.40          $     0.38          $     0.32          $     0.30
$   17.28          $    16.62          $    13.16          $    10.50          $     8.30          $     6.42          $     5.39
- ---------------------------------------------------------------------------------------------------------------------------------

                                       19
                                       --
                                     RYLAND
                                     ------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION
                       ----------------------------------
                    THE RYLAND GROUP, INC. AND SUBSIDIARIES


THE COMPANY

Operations of The Ryland Group, Inc. and subsidiaries (the company) consist of three businesses: homebuilding, financial services and limited-purpose subsidiaries.

RESULTS OF OPERATIONS
CONSOLIDATED

The company reported a consolidated net loss of $2.7 million, or ($.34) per share, for 1993, compared with net earnings of $27.5 million, or $1.66 per share, for the same period of 1992 and $9.5 million, or $.53 per share, for 1991.

Total revenues for 1993 increased 2.2 percent to $1.47 billion compared with $1.44 billion in 1992 and $1.21 billion in 1991. The revenue increases in both years were due to record dollar volumes in homebuilding and financial services operations partially offset by declining revenues from the limited-purpose subsidiaries. The increases in homebuilding revenues resulted from higher volumes of settlements as well as increases in average settlement prices. The higher revenues in financial services operations primarily resulted from increased mortgage production and a larger loan servicing portfolio.

The decline in consolidated earnings for 1993 compared with 1992 was primarily due to the third quarter pretax provision of $45 million for homebuilding inventories and investments in unconsolidated joint ventures. For the year 1993, homebuilding operations resulted in a pretax loss of $45.9 million compared with pretax earnings of $11.0 million for 1992.

The financial services segment reported a pretax earnings increase of 25.8 percent to $55.3 million for 1993 compared with $43.9 million a year earlier. The record earnings for the financial services segment in 1993 resulted from improvements in retail, institutional and investment operations. The limited-purpose subsidiaries, whose operations continue to decline as the mortgage collateral and related bonds payable decrease, reported pretax earnings of $158 thousand compared with $3.9 million for 1992. Corporate expenses totaling $14.2 million for 1993 were down $2.3 million from 1992 primarily as a result of decreases in the costs of incentive plans based on corporate performance.

The 191 percent increase in 1992 consolidated net earnings to $27.5 million as compared with 1991 was primarily due to significant growth in profits of the financial services segment as well as improved results in the homebuilding segment. The financial services segment's pretax earnings increased 63.6 percent to $43.9 million from $26.9 million in 1991. Homebuilding operations reported pretax earnings of $11.0 million compared with 1991 losses of $3.3 million. The limited-purpose subsidiaries achieved a $1.5 million increase in pretax earnings in 1992. Corporate expenses increased $4.9 million in 1992 due to expansion of corporate staff to support growth in operations, higher facility costs and increases in other expenses such as employee benefits and incentive plans.

HOMEBUILDING SEGMENT

The homebuilding segment constructs and sells single-family attached and detached homes. Operations of the company's homebuilding segment are summarized as follows (dollar amounts in thousands, except average settlement price):


                              1993                1992                     1991
- -------------------------------------------------------------------------------
Revenues               $ 1,203,563         $ 1,077,475               $  859,200
Gross profit               101,674             139,410                  118,106
Selling, general
   and administrative
   expenses                119,546             109,374                   91,560
Interest expense            26,118              17,157                   13,743
Equity in losses
   of unconsolidated
   joint ventures           (1,940)             (1,831)                 (16,108)
                       --------------------------------------------------------
Homebuilding pretax
   (loss) earnings $       (45,930)        $    11,048               $   (3,305)
                       --------------------------------------------------------
Average
   settlement price(1) $   148,400         $   141,000               $  133,900
- -------------------------------------------------------------------------------

(1)  EXCLUDES UNCONSOLIDATED JOINT VENTURES



                                       20
                                       --
                                     RYLAND
                                     ------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION
                       ----------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


HOMEBUILDING OPERATIONS

The company's homebuilding segment reported a pretax loss of $45.9 million in 1993 compared with pretax earnings of $11.0 million in 1992 and a pretax loss of $3.3 million for 1991. The 1993 loss was primarily due to the third quarter pretax provision of $45 million in reserves for homebuilding inventories and investment in unconsolidated joint ventures. Increased sales volume led to profitable results in 1992, while the $3.3 million loss in 1991 reflected a $13.0 million charge related to joint venture developments in Southern California.

Homebuilding revenues increased 11.7 percent in 1993 compared with 1992 due to a
6.2 percent increase in wholly-owned settlements and a $7,400 increase in average settlement price. The increased volume was in large part due to the company's acquisition of an interest in a joint venture with Scott Felder Homes in Austin, Texas. Homebuilding revenues increased 25.4 percent in 1992 compared with 1991, due to a 22.5 percent increase in wholly-owned settlement units. Each of the company's regional markets reported increases in settlements in 1992, indicative of an overall economic recovery from depressed levels in 1991.

Gross profit margins decreased to 8.4 percent in 1993 from 12.9 percent in 1992 reflecting the impact of the $43.0 million inventory provision discussed below. Excluding the $43.0 million inventory provision, gross margins for 1993 were
12.0 percent, a decline of .9 percent from 1992. Margins were lower in 1993 primarily due to higher construction costs and high-cost land positions combined with competitive pricing concessions necessary in the Southern California and Mid-Atlantic markets. Gross profit margins decreased to 12.9 percent in 1992 from 13.7 percent in 1991 as a result of competitive pricing pressures and increased lumber prices.

The third-quarter pretax provision of $45 million in homebuilding reserves amounted to $40 million for California and $5 million for the Mid-Atlantic region. Of the total provision, $43 million related to inventory and was charged to cost of sales, and $2 million was charged to equity in losses of unconsolidated joint ventures. In California, the company changed its strategy with respect to the sale of inventories negatively affected by the high cost of land purchased in the late 1980s. The company bulk sold certain properties in the fourth quarter and plans to bulk sell additional properties in 1994. The company will also build-out housing projects that were previously inactivated and accelerate the completion of other projects. The California reserve taken in the third quarter reflected the impact on inventory values arising from the changes in strategy under market conditions at the time. While the company believes that these changes in strategy and related reserves should allow it to reduce unsold inventory in Southern California more rapidly, the company does not expect an immediate return to profitability in that market. The reserve for the Mid-Atlantic region reflected the company's strategy to accelerate the completion of, or withdrawal from, certain housing projects which were also negatively impacted by high land costs.

Selling, general and administrative expenses decreased to 9.9 percent of revenues in 1993 from 10.2 percent in 1992 and 10.7 percent in 1991, primarily as a result of the higher revenue base in both years over which general and administrative costs were spread. Expenses in 1993 have also been favorably impacted by the restructuring of the homebuilding operations that occurred in 1992 which has helped offset some of the costs of entering new markets. The dollar increase in overall selling, general and administrative costs included $5.0 million in 1992 related to restructuring of the company's homebuilding operations.

Interest expense increased in 1993 and 1992 due to an increase in the average homebuilding debt outstanding to support higher average levels of inventory. In addition, the company's senior subordinated debt issuances in July 1992 and December 1993 increased the company's cost of funds and the company also capitalized less interest in 1993.


                                       21
                                       --
                                     RYLAND
                                     ------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION
                       ----------------------------------
                     THE RYLAND GROUP INC. AND SUBSIDIARIES



HOMEBUILDING OPERATIONAL DATA

                                                                                                   Outstanding Contracts
                    Three Months ended December 31,       Year ended December 31,                    as of December 31,
                ------------------------------------- ------------------------------------ ------------------------------------
                                      New                                 New                                 Dollars
                Settlements     %     Orders      %   Settlements  %      Orders      %                 %        in     Average
                  (Units)    Change   (Units)  Change   (Units)  Change   (Units)  Change   (Units)  Change   Millions   Price
- -------------------------------------------------------------------------------------------------------------------------------
1993
Mid-Atlantic          843       5       619      32     2,816      (4)    2,777      (4)    1,062      (4)    $177     $166,264
Midwest               240       8       174      (5)      899      (1)      999       8       352      40       54      152,414
Southeast             383       4       296     (18)    1,426      (2)    1,365     (10)      370     (14)      49      133,422
Southwest             565      53       469      92     1,843      45     1,869      40       539      60       89      165,753
West                  301       6       323      60     1,066       6     1,189      14       349      65       62      177,175
Unconsolidated
  Joint Ventures       72     (35)       44     (40)      269     (33)      234     (34)       47     (51)      10      217,241
                    ----------------------------------------------------------------------------------------------
    Total           2,404      11     1,925      26     8,319       4     8,433       5     2,719      12     $441
                    -----------------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------------

1992
Mid-Atlantic          802               468             2,929             2,883             1,101             $181     $164,892
Midwest               222               183               912               924               252               34      136,414
Southeast             370               363             1,455             1,511               431               55      127,032
Southwest             369               244             1,275             1,338               337               47      140,485
West                  285               202             1,009             1,042               212               36      167,978
Unconsolidated
  Joint Ventures      110                73               399               353                96               20      207,029
                    ----------------------------------------------------------------------------------------------
    Total           2,158             1,533             7,979             8,051             2,429             $373
                    -----------------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------------

During 1993 new orders increased 4.7 percent compared with 1992, with gains in the Southwest, West and Midwest regions offsetting lower sales in the Southeast and Mid-Atlantic regions and a decline in operations of unconsolidated joint ventures. The increase in new orders in the Southwest region is due to the company's acquisition in March 1993 of an interest in a joint venture with Scott Felder Homes which has operations in Austin, Dallas and San Antonio. The decline in the Southeast was due to the company's withdrawal from the Jacksonville, Florida market. Outstanding contracts for the homebuilding operations at December 31, 1993 were up 12 percent, resulting from an increase in fourth quarter 1993 new orders of 26 percent. Outstanding contracts represent the company's backlog of new homes which generally are built and settled, subject to cancellations, over the next two quarters. The $441 million value of outstanding contracts, which increased 18 percent over year-end 1992, is the highest year-end level in the company's history.


                                       22
                                       --
                                     RYLAND
                                     ------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION
                       ----------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


FINANCIAL SERVICES SEGMENT

The company's financial services segment provides various mortgage-related products and services for retail and institutional customers and conducts investment activities. The financial services segment reported pretax earnings of $55.3 million in 1993, compared with $43.9 million in 1992 and $26.9 million in 1991.

Revenues increased 13.1 percent in 1993 over 1992 in large part due to the significant increase in mortgage production. The 91.0 percent growth in revenues in 1992 was primarily due to substantial growth in mortgage production and loan servicing operations. In 1993 and 1992, there was a favorable interest rate environment, resulting in a high level of refinancing activity. The increase in general and administrative expenses in 1993 was related to the overall growth in retail operations. The increase in these expenses in 1992 was related to growth in originations, servicing and investment operations. The increases in interest expense for 1993 and 1992 were directly related to increased borrowings needed to fund the higher volumes.

RETAIL OPERATIONS

The operations for retail customers include mortgage origination, loan servicing and title/escrow services. In addition, the retail operations earn interest on mortgages held for sale.

Revenues for retail operations were as follows (in thousands):

                             1993              1992              1991
- ---------------------------------------------------------------------
Mortgage production     $  56,643          $ 40,181          $ 14,558
Loan servicing             43,635            38,061            16,601
Title/escrow                3,610             2,700             1,522
                        ---------------------------------------------
Total revenues          $ 103,888          $ 80,942          $ 32,681
                        ---------------------------------------------
                        ---------------------------------------------

The increases in total retail revenues for 1993 and 1992 were the result of growth in mortgage origination activity, higher fees earned on the loan servicing portfolio and growth in the title company. The increase in the mortgage origination activity is attributable to the favorable interest rate environment in the past two years, coupled with the company's expansion of spot loan and wholesale mortgage origination activities.

Mortgage production revenue includes retail and wholesale origination revenues, interest earned on mortgages held in inventory, gains or losses on sales of mortgages into the secondary market and revenues from the sale of servicing rights. The financial services segment seeks to manage the net interest spread and the sales of mortgages and servicing rights to offset the costs of origination and marketing.

A summary of origination activities is as follows:

                             1993              1992              1991
- ---------------------------------------------------------------------
Dollar volume of
 mortgages originated
 (in millions)            $ 3,596           $ 2,624             $ 806
Number of mortgages
 originated                27,872            20,184             6,851
Percentage of total
 originations not
 related to Ryland
 home settlements              80%               71%               27%

The company holds mortgage loans and mortgage-backed securities (collectively, mortgages) in inventory after their origination and prior to their sale to investors. The value of mortgages held for sale fluctuates with changes in long-term interest rates. The company reduces its exposure to interest rate changes by hedging its unsold mortgages, pricing its current loan products at market rates and quickly turning over its mortgage inventory held for sale. Based upon long-term interest rate movements and the mix of hedging contracts utilized to cover the inventory, the company may generate a gain or loss when the mortgages are sold. The company earns interest on mortgages held for sale and pays interest on borrowings secured by mortgages. Significant data from these operations were as follows:

                             1993              1992              1991
- ---------------------------------------------------------------------
Interest spread
 (in thousands)           $12,159           $12,932           $ 5,506
Average balance of
 mortgages held for sale
 (in millions)              $ 418             $ 341             $ 110
Interest spread rate         2.9%              3.8%              5.0%


                                       23
                                       --
                                     RYLAND
                                     ------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION
                       ----------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


The interest spread decreased in 1993 primarily due to a decrease in the mortgage interest rates on mortgages held for sale without a corresponding decrease in the company's net cost of funds. The increase in 1992 was primarily due to an increase in the average balance of mortgages held for sale, partially offset by a decrease in the interest spread rate.

The company services loans that it originates as well as loans originated by others. Loan servicing revenues increased 15 percent in 1993 compared with 1992 due to an increase in the fees earned per loan. The 129 percent increase in loan servicing revenues in 1992 compared with 1991 was primarily due to portfolio growth in 1992. Loan servicing portfolio balances were as follows at December 31 (in billions):

                             1993              1992               1991
- ----------------------------------------------------------------------
Originated                   $ 4.0             $ 3.5             $ 2.4
Acquired                       4.6               5.2               2.4
Subserviced for others         1.2                .4                .2
Subserviced by others            -                 -               2.2
                             -----------------------------------------
  Total serviced             $ 9.8             $ 9.1             $ 7.2
                             -----------------------------------------
                             -----------------------------------------

Growth in the portfolio since 1991 was largely due to increased originations despite the high level of prepayments experienced during 1993 and 1992, and acquisitions of Resolution Trust Corporation ("RTC") related servicing rights in 1991 and the first quarter of 1992. During 1992, the company transferred $2.2 billion of RTC loans to its acquired loan servicing portfolio, that in 1991 had been sub-serviced by others. The 1993 increase in loans sub-serviced for others principally relates to interim servicing of loans for which the servicing had been bulk sold in the fourth quarter of 1993.

INSTITUTIONAL OPERATIONS

The institutional operations encompass securities issuance and securities administration services. Within securities administration, the company performs a number of functions including a master servicing function for a portion of the total portfolio. As master servicer, the company has the obligation to be the back-up servicer upon the failure of the primary servicer to perform under its servicing agreement.

Significant data for these operations were as follows:

                                      1993              1992              1991
- ------------------------------------------------------------------------------
Securities administration
  and issuance revenues
  (in thousands)                   $23,945          $ 18,364          $ 16,698
Total securities admini-
  stration (in billions)            $ 52.7            $ 63.3           $  69.5
Number of series in the
  administration portfolio             526               490               461

The company experienced an increase in net revenues in 1993 and 1992, despite a decline in the overall portfolio balance, due to the improved quality of business in the administration portfolio. The decline in the portfolio balance is attributable to significantly higher mortgage prepayment activity during 1993 and 1992 as compared to previous years.

INVESTMENT OPERATIONS

The company's investment operations hold certain assets, primarily mortgage-backed securities held for sale, which were obtained as a result of the exercise of redemption rights that were held on various mortgage-backed bonds previously owned by the company's limited-purpose subsidiaries. Redemptions of mortgage-backed bonds are expected to continue in 1994. The company earns a net interest spread on this portfolio from the difference between the interest rates on the mortgage-backed securities held for sale and the related borrowing rates. Significant data from these operations were as follows:

                                      1993              1992              1991
- ------------------------------------------------------------------------------
Interest spread earned
  (in thousands)                   $13,413           $ 8,441           $ 4,977
Average balance
  outstanding
  (in millions)                      $ 207             $ 154              $ 112
Interest spread rate                  6.5%              5.5%               4.5%


                                       24
                                       --
                                     RYLAND
                                     ------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION
                       ----------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


The increases in interest spread earned were related to the higher portfolio balances outstanding and to the increase in the interest spread rate.

The company also realizes gains from the sale of these mortgage-backed securities, which are partially offset by the accelerated amortization of deferred expenses in connection with the retirement of the related bonds. These net gains amounted to $5.7 million, $5.3 million and $2.0 million in 1993, 1992 and 1991, respectively.

Pretax earnings from investment operations for both 1993 and 1992 were affected by sales of stock or options in Resource Mortgage Capital, Inc., formerly RAC Mortgage Investment Corporation, a real estate investment trust that specializes in purchasing, securitizing and investing in mortgage loans. In 1993 and 1992, the company had pretax gains of $5.3 million and $4.7 million, respectively, from the sale of options and stock of Resource Mortgage Capital, Inc. The company has no remaining investment in Resource Mortgage Capital, Inc.

Net investment advisory fee and administrative fee income for 1993 was $.9 million compared to $8.1 million for 1992 and $9.3 million for 1991. The advisory services operations previously provided fund management and administrative services to Resource Mortgage Capital, Inc. and RAC Income Fund, Inc. The decline in advisory and administrative fee income in 1993 was attributable to the termination of an advisory agreement with Resource Mortgage Capital, Inc. in 1992 and the sale of Ryland Capital Management in 1993. The company no longer provides investment advisory services.

LIMITED-PURPOSE SUBSIDIARIES

Activity in the limited-purpose subsidiaries continues to decline as the mortgage collateral pledged to secure the bonds decreases due to scheduled principal payments, increased prepayments and exercises of early redemption provisions. The limited-purpose subsidiaries reported pretax earnings for 1993 of $158 thousand compared with $3.9 million in 1992 and $2.3 million in 1991. The lower level of earnings for this segment as compared to prior years is expected to continue in the future. The increase in earnings in 1992 compared with 1991 was primarily due to the exercise of certain early redemption provisions which accelerated the recognition of deferred income items, partially offset by the impact of prepayments.

Revenues of the limited-purpose subsidiaries consist primarily of interest on mortgage collateral subject to bond indebtedness. Expenses consist primarily of interest on the outstanding bonds and amortization of deferred costs. The significant increase in other expenses in 1992 was due to accelerated amortization of deferred costs caused by early redemption of bonds.

Although the limited-purpose subsidiaries may continue to issue securities on behalf of others, due to changes in the tax laws, the company has not retained any further residual interests in new securities since 1991. Therefore, the limited-purpose subsidiaries' revenues and expenses are expected to decline further in future years as this portfolio continues to run-off.

                                       25
                                       --
                                     RYLAND
                                     ------

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPREATIONS AND FINANCIAL CONDITION
                       ----------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


FINANCIAL CONDITION AND LIQUIDITY

The company generally provides for its cash requirements for the homebuilding and financial services businesses from internally generated funds and outside borrowings. The company believes that its current sources of cash are sufficient to finance its expected requirements.

The homebuilding segment borrowings include a revolving credit agreement, senior notes, senior subordinated notes and land purchase notes. In December 1993, the company completed an offering of $100 million in 9.625 percent senior subordinated notes, due 2004. The proceeds were used to reduce bank debt outstanding under the company's revolving credit facility. With the issuance of the senior subordinated notes the company extended the maturity of its financing structure and increased availability under its revolving credit agreement.

The company primarily uses its unsecured revolving credit agreement to finance its sold inventory. This agreement, which was renewed in July 1993, allows the company to borrow up to $215 million for a three year period. As of December 31, 1993, the company had borrowed $90 million under this agreement, compared with $105 million as of December 31, 1992. In addition, the company had letters of credit outstanding under this credit facility totaling $7.4 million and $10.8 million at December 31, 1993 and 1992, respectively.

Housing inventories increased slightly to $490 million as of December 31, 1993, from $485 million as of the end of 1992. The increased investment in inventories, after considering reserve increases, was $37 million. This increase was primarily the result of the company's expansion into new and existing markets, and to a lesser degree, the acquisition of its partner's equity interest in three joint venture projects which resulted in the consolidation of these joint ventures for financial reporting purposes.

To finance land purchases, the company may use seller-financed, non-recourse secured notes payable. At December 31, 1993 and 1992, these notes payable outstanding amounted to $30.9 million and $44.3 million, respectively. The decrease in notes payable is primarily attributable to the payment of debt which had been acquired in connection with various joint ventures.

The financial services segment uses cash generated from operations and borrowing arrangements to finance operations. Borrowing arrangements as of year-end 1993 included a $365 million mortgage warehouse funding agreement, repurchase agreement facilities aggregating $800 million and a $50 million revolving credit agreement. In addition, in January 1994 the company entered into a secured $35 million credit agreement to be used for the short-term financing of optional bond redemptions. At December 31, 1993 and 1992, the balances of mortgage loans and mortgage-backed securities held for sale were $728.1 million and $633.6 million, respectively. At December 31, 1993 and 1992, the borrowings under the mortgage warehouse funding agreement, the repurchase agreements and the revolving credit agreement were $716.9 million and $587.9 million, respectively.

Mortgage loans and mortgage-backed securities held by the limited-purpose subsidiaries are pledged as collateral for the issued bonds, the terms of which provide for the retirement of all bonds from the proceeds of the collateral. The source of cash for the segment's bond payments is cash received from the segment's mortgage loans receivable and mortgage-backed securities.

The Ryland Group, Inc. has not guaranteed the debt of the financial services segment or the limited-purpose subsidiaries.

                                       26
                                       --
                                     RYLAND
                                     ------

                       CONSOLIDATED STATEMENTS OF EARNINGS
                       -----------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
- ----------------------------------------------------------------------------------------------
Year ended December 31,                                       1993          1992          1991
- ----------------------------------------------------------------------------------------------
REVENUES:
  Homebuilding                                          $1,203,563    $1,077,475    $  859,200
  Financial services                                       160,474       141,934        74,318
  Limited-purpose subsidiaries                             110,392       222,912       277,066
                                                        --------------------------------------
    Total revenues                                       1,474,429     1,442,321     1,210,584
                                                        --------------------------------------
EXPENSES:
  Homebuilding:
  Cost of sales                                          1,101,889       938,065       741,094
  Interest expense                                          26,118        17,157        13,743
  Selling, general and administrative expenses             119,546       109,374        91,560
                                                        --------------------------------------
    Total homebuilding expenses                          1,247,553     1,064,596       846,397
  Financial services:
    Interest expense                                        30,750        28,211        14,592
    General and administrative expenses                     74,455        69,793        32,870
                                                        --------------------------------------
      Total financial services expenses                    105,205        98,004        47,462
  Limited-purpose subsidiaries:
    Interest expense                                       104,851       203,336       273,856
    Other expenses                                           5,383        15,720           880
                                                        --------------------------------------
      Total limited-purpose subsidiaries expenses          110,234       219,056       274,736
  Corporate expenses                                        14,240        16,496        11,561
                                                        --------------------------------------
      Total expenses                                     1,477,232     1,398,152     1,180,156
                                                        --------------------------------------
Equity in losses of unconsolidated joint ventures           (1,940)       (1,831)      (16,108)
                                                        --------------------------------------
(LOSS) EARNINGS BEFORE TAXES                                (4,743)       42,338        14,320
Tax (benefit) expense                                       (2,087)       14,818         4,869
                                                        --------------------------------------
NET (LOSS) EARNINGS                                     $   (2,656)   $   27,520    $    9,451
                                                        --------------------------------------
                                                        --------------------------------------
Preferred dividends                                     $    2,589    $    2,677    $    2,757
Net (loss) earnings applicable to common stockholders   $   (5,245)   $   24,843    $    6,694
NET (LOSS) EARNINGS PER COMMON SHARE:
  Primary                                               $    (0.34)   $     1.66    $     0.53
  Fully diluted                                         $    (0.34)   $     1.56    $     0.52
Dividends per common share                              $     0.60    $     0.60    $     0.60
Dividends per preferred share                           $     2.21    $     2.21    $     2.21
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       27
                                       --
                                     RYLAND
                                     ------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES

(AMOUNTS IN THOUSANDS)
 ----------------------------------------------------------------------------------------------
December 31,                                                                1993          1992
- ----------------------------------------------------------------------------------------------
ASSETS
HOMEBUILDING:
  Cash                                                                $   44,251    $   10,413
  Housing inventories: (Note A)
    Sold homes and lots                                                  173,367       148,846
    Unsold homes and lots                                                308,358       320,263
    Land held for future development or resale                             7,821        16,075
                                                                      ------------------------
      Total inventories                                                  489,546       485,184
  Investment in/advances to unconsolidated joint ventures (Note C)        23,066        34,962
  Property, plant and equipment                                           13,999        13,865
  Purchase price in excess of net assets acquired                         23,639        24,671
  Other assets                                                            43,976        32,194
                                                                      ------------------------
                                                                         638,477       601,289
                                                                      ------------------------
FINANCIAL SERVICES: (NOTE D)
  Mortgage loans held for sale, net                                      535,679       392,533
  Mortgage-backed securities held for sale, net                          192,417       241,102
  Purchased servicing and administration rights, net                      14,446        19,056
  Other assets                                                            78,389        47,023
                                                                      ------------------------
                                                                         820,931       699,714
                                                                      ------------------------
LIMITED-PURPOSE SUBSIDIARIES:
  Collateral for bonds payable, net (Note E)                             798,074     1,559,661
  Other assets                                                             9,882        20,981
                                                                      ------------------------
                                                                         807,956     1,580,642
                                                                      ------------------------
Net deferred taxes                                                        32,010         3,267
Other assets                                                              16,319        11,769
                                                                      ------------------------
  TOTAL ASSETS                                                        $2,315,693    $2,896,681
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       28
                                       --
                                     RYLAND
                                     ------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES

(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
- -------------------------------------------------------------------------------
December 31,                                                 1993          1992
- -------------------------------------------------------------------------------
LIABILITIES

HOMEBUILDING:
  Accounts payable and other liabilities               $   59,082    $   55,837
  Current portion of long-term debt                        29,316       146,668
  Long-term debt (Note G)                                 351,724       170,899
                                                       ------------------------
                                                          440,122       373,404
                                                       ------------------------
FINANCIAL SERVICES:
  Accounts payable and other liabilities                   34,453        31,145
  Short-term notes payable (Note F)                       716,933       587,872
                                                       ------------------------
                                                          751,386       619,017
                                                       ------------------------
LIMITED-PURPOSE SUBSIDIARIES:
  Accounts payable and other liabilities                   22,591        37,928
  Bonds payable, net (Note E)                             778,428     1,533,237
                                                       ------------------------
                                                          801,019     1,571,165
                                                       ------------------------
Other liabilities                                          29,919        27,406
                                                       ------------------------
  Total liabilities                                     2,022,446     2,590,992
                                                       ------------------------
STOCKHOLDERS' EQUITY (NOTES J AND K)
  Convertible preferred stock, $1 par value:
    Authorized - 1,400,000 shares
    Issued - 1,153,652 shares (1,198,533 for 1992)          1,154         1,199
  Common stock, $1 par value:
    Authorized - 78,600,000 shares
    Issued - 15,342,624 shares (15,390,314 for 1992)       15,343        15,390
  Paid-in capital                                         116,386       119,100
  Retained earnings                                       180,351       196,203
  Other                                                   (19,987)      (26,203)
                                                       ------------------------
    Total stockholders' equity                            293,247       305,689
                                                       ------------------------
    Total liabilities and stockholders' equity         $2,315,693    $2,896,681
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       29
                                       --
                                     RYLAND
                                     ------

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES

(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                              OTHER
                                                                                     ------------------------     TOTAL
                                         PREFERRED   COMMON    PAID-IN    RETAINED    DUE FROM     DEFERRED    STOCKHOLDERS'
                                           STOCK     STOCK     CAPITAL    EARNINGS   RSOP TRUST  COMPENSATION     EQUITY
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1991                $ 1,262   $ 12,112   $ 44,624   $182,644    $(25,361)    $(2,938)      $212,343
Net earnings                                                                 9,451                                  9,451
Preferred stock dividends                                                   (2,757)                                (2,757)
Common stock dividends                                                      (7,384)                                (7,384)
Conversion of preferred stock                 (25)        25       (166)                                             (166)
Reclassification of preferred stock,
  less related note                                               4,716                 (4,509)                       207
RSOP debt payments                                                                       2,182                      2,182
Restricted stock                                                                                       403            403
Marketable securities adjustment                                             1,067                                  1,067
Employee common stock plans
  (207,342 shares)                                       207      3,047                                             3,254
                                          -------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991                1,237     12,344     52,221    183,021     (27,688)     (2,535)       218,600
                                          -------------------------------------------------------------------------------
Net earnings                                                                27,520                                 27,520
Preferred stock dividends                                                   (2,677)                                (2,677)
Common stock dividends                                                      (9,253)                                (9,253)
Common stock repurchased
  and retired                                           (119)               (2,408)                                (2,527)
Common stock issuance                                  2,875     63,981                                            66,856
Conversion of preferred stock                 (38)        38       (206)                                             (206)
Reclassification of preferred stock,
  less related note                                              (1,583)                 1,010                       (573)
RSOP debt payments                                                                       2,620                      2,620
Restricted stock                                                                                       390            390
Employee common stock plans
  (252,064 shares)                                       252      4,687                                             4,939
                                          -------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                1,199     15,390    119,100    196,203     (24,058)     (2,145)       305,689
                                          -------------------------------------------------------------------------------
Net loss                                                                    (2,656)                                (2,656)
Preferred stock dividends                                                   (2,589)                                (2,589)
Common stock dividends                                                      (9,196)                                (9,196)
Common stock repurchased
  and retired                                            (99)               (2,115)                                (2,214)
Conversion of preferred stock                 (45)        45       (415)                                             (415)
Reclassification of preferred stock,
  less related note                                              (1,987)                 1,114                       (873)
RSOP debt payments                                                                       2,957                      2,957
Restricted stock                                        (110)    (2,145)                             2,145           (110)
Employee common stock plans
  (116,529 shares)                                       117      1,833        704                                  2,654
                                          -------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993             $  1,154   $ 15,343   $116,386   $180,351    $(19,987)   $      0       $293,247
- -------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       30
                                       --
                                     RYLAND
                                     ------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES

(AMOUNTS IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------------
Year ended December 31,                                                     1993         1992         1991
- ----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) earnings                                                 $   (2,656)  $   27,520   $    9,451
  Adjustments to reconcile net (loss) earnings to net cash used for operating activities:
    Depreciation and amortization                                         26,091       30,617       20,531
    Gain on sale of investment                                            (5,322)      (4,668)           0
    Increase in inventories                                               (4,362)    (129,955)     (27,039)
    Net change in other assets, payables and other liabilities           (79,811)     (23,681)     (16,981)
    Equity in losses of unconsolidated joint ventures                      1,940        1,831       16,108
    Decrease (increase) in investment in/advances to
      unconsolidated joint ventures                                        9,683        1,202      (21,669)
    Increase in mortgage loans and mortgage-backed securities
      held for sale, net                                                 (94,461)    (281,570)    (166,196)
                                                                      ------------------------------------
  Net cash used for operating activities                                (148,898)    (378,704)    (185,795)
                                                                      ------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net additions to property, plant and equipment                         (12,641)     (13,967)      (3,686)
  Principal reduction of mortgage collateral                             768,703    1,098,283      498,177
  Other investing activities, net                                          6,710       (2,862)     (13,214)
                                                                      ------------------------------------
  Net cash provided by investing activities                              762,772    1,081,454      481,277
                                                                      ------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in short-term notes payable                                   129,061      239,469      158,512
  Cash proceeds of long-term debt                                        114,858      165,463       35,199
  Reduction of long-term debt                                            (51,384)     (67,751)     (13,283)
  Bond principal payments                                               (763,357)  (1,093,602)    (484,199)
  Common stock issuance                                                        0       66,856            0
  Common and preferred stock dividends                                   (11,785)     (11,930)     (10,141)
  Other financing activities, net                                          2,571        6,157       20,450
                                                                      ------------------------------------
  Net cash used for financing activities                                (580,036)    (695,338)    (293,462)
                                                                      ------------------------------------
Net increase in cash                                                      33,838        7,412        2,020
Cash at beginning of year                                                 10,413        3,001          981
                                                                      ------------------------------------
Cash at end of year                                                   $   44,251   $   10,413   $    3,001
                                                                      ------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for interest                                              $  168,761   $  303,613   $  319,849
Cash paid for income taxes                                            $   26,540   $   26,081   $   13,321
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                       31
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES

(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA, IN ALL NOTES)

NOTE A:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of The Ryland Group, Inc., and its wholly owned subsidiaries (the company). Intercompany transactions have been eliminated in consolidation. Certain investments in joint ventures (see Note C) are accounted for by the equity method. Certain amounts in the consolidated statements of prior years have been reclassified to conform to the 1993 presentation.

PER SHARE DATA

Net (loss) earnings per common share are computed by dividing net (loss) earnings by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares, which are computed using the treasury stock method, include shares that relate to the employee stock option and deferred compensation plans. In calculating primary (loss) earnings per common share applicable to stockholders, the dividend requirements of the preferred shares held by The Ryland Group, Inc. Retirement and Stock Ownership Plan Trust (the RSOP Trust) have been added to net loss or deducted from net earnings as appropriate. For the years ended December 31, 1992 and 1991, the average shares outstanding have been increased by the common stock equivalents relating to the employee stock option and employee incentive plans. For the year ended
December 31, 1993, these common stock equivalents were not considered as the effect would be anti-dilutive.

Fully diluted earnings per common share for the years ended December 31, 1992 and 1991 give effect to the common stock equivalents and the assumed conversion of the preferred stock held by the RSOP Trust into 1,216,482 and 1,251,091 shares, respectively, of common stock. In computing fully diluted loss per common share for the year ended December 31, 1993, average shares outstanding have not been increased by the common stock equivalents relating to the employee stock option plan, employee incentive plan, and the assumed conversion of the preferred stock held by the RSOP Trust as the effect would be anti-dilutive.

Net earnings used in calculating fully diluted earnings per common share for the years ended December 31, 1992 and 1991 were decreased by the amount of the additional RSOP contribution required to fund the difference between the RSOP's earnings from preferred stock dividends and the RSOP's potential earnings from common stock dividends after an assumed conversion. Net loss used in calculating fully diluted loss per common share for the year ended December 31, 1993 excluded this adjustment as the effect would be anti-dilutive.

INCOME TAXES

The company files a consolidated federal income tax return. The company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," effective January 1, 1993. Prior to the adoption of SFAS 109, the company accounted for its income taxes under SFAS 96. The impact of the adoption of SFAS 109 was not material. Certain items of income and expense are included in one period for financial reporting purposes and another for income tax purposes. Deferred income taxes are provided in recognition of these differences.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation is provided for, principally, by the straight-line method over their estimated useful lives.

HOMEBUILDING REVENUES

Homebuilding revenues are recognized when home sales are completed and title passes to the customer at settlement.

SERVICE LIABILITIES

Service and warranty costs are estimated and accrued for at the time of settlement of a home.

HOUSING INVENTORIES

Housing inventories consist principally of homes under construction, model homes, developed lots and land held for future development or resale. Sold inventory represents inventory for which contracts have been accepted. Inventories are stated at the lower of cost or net realizable value for each parcel or subdivision and are reported net of valuation reserves. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion, holding and disposal. Inventory valuation reserves were $53.3 million and $20.4 million at December 31, 1993 and 1992, respectively. Estimates of net realizable value are reviewed periodically and valuation reserve adjustments, if appropriate, are reflected in results of operations in the period in which such estimates change. The increase in the reserve during 1993 is attributable to the provision taken in the third quarter primarily related to inventories in Southern California. For further discussion regarding the third quarter provision, see "Management's Discussion and Analysis" on page 21.

                                       32
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                    THE RYLAND GROUP, INC., AND SUBSIDIARIES

Costs of inventory include direct costs of land, material acquisition, home construction and related direct overhead expenses. Real estate taxes, insurance and interest are capitalized only during the land development stage. The company capitalized $5,327 and $10,787 of interest during the years ended December 31,1993 and 1992, respectively. The balances of capitalized interest were $25,539 and $25,097 at December 31, 1993 and 1992, respectively. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.

PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED

Cost in excess of net assets of acquired businesses (goodwill) is being amortized on a straight-line basis over 30 years.

LOAN ORIGINATION FEES, COSTS, AND MORTGAGE DISCOUNTS

Loan origination fees and loan discount points, net of the related direct origination costs, are deferred as an adjustment to the carrying value of the related mortgage loans or mortgage-backed securities, and are recognized into income upon the sale of the mortgage loans or mortgage-backed securities.

Discounts on mortgage collateral for the bonds of the limited-purpose subsidiaries primarily represent loan origination discount points and purchase price discounts. These discounts are deferred as an adjustment to the recorded book value of the related mortgage loans. They are amortized into interest income over their respective lives using the interest method, which is adjusted for the effect of prepayments.

HEDGING ACTIVITIES

The company enters into forward delivery contracts, options on forward delivery contracts and options on futures contracts (collectively referred to as hedging contracts) for the purpose of minimizing its exposure to movements in interest rates on mortgage loans and mortgage-backed securities prior to closing and while held for sale. These contracts primarily represent commitments or options to purchase or sell mortgages or securities at a future date and at a specified price or yield. Changes in the market value of hedging contracts applicable to loans and securities held for sale are generally deferred and recognized when loans or securities are sold. Option premiums are deferred and recognized over the lives of the options on a straight-line basis.

DEFERRED FINANCING COSTS

Financing costs incurred in connection with the issuance of bonds are capitalized and amortized over the respective lives of the bonds using the interest method. These costs are included in other assets of the limited-purpose subsidiaries in the accompanying financial statements.

PURCHASED SERVICING AND ADMINISTRATION RIGHTS

Purchased servicing and administration rights are capitalized and amortized in proportion to and over the period of estimated net servicing and net administration revenue.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," (SFAS 107) requires disclosure of fair value financial information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those fair values are significantly affected by the assumptions used, including the discount rate and estimates of cash flow. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the company.

NEW ACCOUNTING PRONOUNCEMENTS

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which is effective for fiscal years beginning after December 15, 1993. The Statement requires that upon acquisition, the company will classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading, based on management's intent and ability to hold such securities. Securities which are classified as held-to-maturity will continue to be accounted for at amortized cost. Securities which are classified as available-for-sale will be measured at fair market value with market value changes reflected as a component of stockholders' equity. Finally, securities classified as trading will be measured at fair market value with market value changes flowing through the income statement. The company may at times have investments in each category and will adopt this Statement on January 1, 1994. The results of implementation are estimated to have a positive impact on the financial position of the company.

                                       33
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


NOTE B:  SEGMENT INFORMATION

                                               1993          1992          1991
- -------------------------------------------------------------------------------
REVENUES:
  Homebuilding                          $ 1,203,563   $ 1,077,475   $   859,200
  Financial services                        160,474       141,934        74,318
  Limited-purpose subsidiaries              110,392       222,912       277,066
                                        ---------------------------------------
    Total                               $ 1,474,429   $ 1,442,321   $ 1,210,584
                                        ---------------------------------------
                                        ---------------------------------------
PRETAX (LOSS) EARNINGS:
  Homebuilding                          $   (45,930)  $    11,048   $    (3,305)
  Financial services                         55,269        43,930        26,856
  Limited-purpose subsidiaries                  158         3,856         2,330
  Corporate                                 (14,240)      (16,496)      (11,561)
                                        ---------------------------------------
    Total                               $    (4,743)  $    42,338   $    14,320
                                        ---------------------------------------
                                        ---------------------------------------
DEPRECIATION AND AMORTIZATION:
  Homebuilding                          $     8,743   $     7,356   $     9,613
  Financial services                          7,132         7,018         5,874
  Limited-purpose subsidiaries                7,535        14,351         3,190
  Corporate                                   2,681         1,892         1,854
                                        ---------------------------------------
    Total                               $    26,091   $    30,617   $    20,531
                                        ---------------------------------------
                                        ---------------------------------------
IDENTIFIABLE ASSETS:
  Homebuilding                          $   638,477   $   601,289   $   467,043
  Financial services                        820,931       699,714       393,948
  Limited-purpose subsidiaries              807,956     1,580,642     2,691,568
  Corporate                                  48,329        15,036         6,710
                                        ---------------------------------------
    Total                               $ 2,315,693   $ 2,896,681   $ 3,559,269
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                       34
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


NOTE C:  INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES

The company participates in homebuilding joint ventures primarily in California and Maryland. Summarized financial information for all joint venture entities accounted for under the equity method is as follows:

STATEMENTS OF EARNINGS (LOSSES)


Year Ended December 31,                          1993         1992         1991
- -------------------------------------------------------------------------------
Revenues                                    $  72,527    $ 112,453   $  126,018

Cost of sales                                  67,912      120,063      114,577

Expenses                                        3,930        8,829       17,117
                                            -----------------------------------
Pretax earnings (losses)                    $     685   $  (16,439)  $  ( 5,676)
                                            -----------------------------------
                                            -----------------------------------
The company's
  share of pretax
  earnings (losses)                         $  (1,940)  $  ( 1,831)  $ ( 16,108)
                                            -----------------------------------
                                            -----------------------------------
BALANCE SHEETS

December 31,                                     1993         1992
- ------------------------------------------------------------------
Assets:
  Housing inventories                        $ 52,058   $   98,033

  Other assets                                 13,544       13,494
                                             ---------------------
  Total assets                               $ 65,602   $  111,527
                                             ---------------------
Liabilities and Partners' Equity:
  Debt                                       $ 19,100   $   38,329

  Other liabilities                             7,999       11,706

  Due to the company                           12,407       15,071
                                             ---------------------
    Total liabilities                          39,506       65,106
                                             ---------------------
  The company's equity                         10,659       19,891

  Other partners' equity                       15,437       26,530
                                             ---------------------
    Total equity                               26,096       46,421
                                             ---------------------
    Total liabilities and equity             $ 65,602    $ 111,527
                                             ---------------------

The company generally has a 50 percent interest in these joint ventures and records its interest in their operating results using the equity method. The company's share of operating results is not always in proportion to its ownership interest. The company's share of pretax earnings/(losses) included charges to earnings of $2,400 in 1993, due to joint venture developments in the Mid-Atlantic region, and $13,000 in 1991, due to joint venture developments in Southern California.

Some joint ventures issue performance or development bonds to municipalities to insure completion of public facilities such as roads and sewers. Performance and development bonds were $9,977 and $16,622 at December 31, 1993 and 1992, respectively.

The joint ventures primarily use non-recourse financing arrangements collateralized by joint venture land and improvements. The company had guaranteed $3,301 and $7,206 of joint venture debt at December 31, 1993 and 1992, respectively.

NOTE D:  FINANCIAL SERVICES SEGMENT ASSETS

Mortgage loans held for sale consist of loans collateralized by first mortgages or first deeds of trust on single family attached or detached houses. Mortgage-backed securities held for sale consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, and notes receivable secured by mortgage-backed securities. The notes receivable have been obtained from various participants upon an early redemption of certain bond series issued by the limited-purpose subsidiaries. Principal payments received on the underlying mortgage securities are applied to the outstanding balance of the note.

Mortgage loans and mortgage-backed securities are generally held for sale and are valued at the lower of cost or market determined on an aggregate basis. Any gain or loss on the sale of the loans or securities is recognized at the time of sale. Mortgage loans and mortgage-backed securities held for sale are reported net of mortgage discounts, which as of December 31, 1993 and 1992, were $9,048 and $8,839, respectively. These mortgage loans and mortgage-backed securities are pledged as collateral for certain short-term notes payable (see Note F).

                                       35
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


The fair values for mortgage loans and mortgage-backed securities as of December 31, 1993 and 1992, were estimated based on quoted market prices for similar loans and securities. The fair values are as follows:

                                                 1993         1992
- ------------------------------------------------------------------
Mortgage loans                              $ 542,272    $ 397,439

Mortgage-backed securities                    215,327      259,550

The company manages its interest rate risk through various hedging techniques and regularly enters into various hedging contracts. At December 31, 1993 and 1992, there were $411,650 and $263,510 in forward delivery contracts, $1,000 and $28,000 in futures contracts, and $55,000 and $15,000 in options on forward delivery contracts outstanding, respectively. The company's exposure to credit risk in the event of nonperformance by the other party to the agreements would be considerably less than the contract amounts.

Fair values (liabilities) for the various hedging contracts, if settled on December 31, 1993 and 1992, were estimated based upon quoted market prices and are as follows:

                                                 1993         1992
- ------------------------------------------------------------------
Forward delivery contracts                     $ (874)     $(3,033)

Futures and options contracts                       9         (303)

The financial services segment serviced 106,000 and 96,000 loans with principal balances totaling $9.8 and $9.1 billion at December 31, 1993 and 1992, respectively. As a mortgage servicer, the company may incur risk with respect to mortgages that are delinquent or in foreclosure, to the extent that losses are not covered by a mortgage insurer or guarantor. At December 31, 1993 and 1992, $1,540 and $1,388 was reserved for potential losses on the servicing portfolio, respectively. The reserves are established based on the current economic environment and historical experience for foreclosures and delinquencies.

NOTE E:  LIMITED-PURPOSE SUBSIDIARIES

Mortgage-backed bonds are issued by the limited-purpose subsidiaries. Payments are made on the bonds on a periodic basis as a result of, and in amounts related to, corresponding payments received on the underlying mortgage collateral.

Collateral for bonds payable consists of fixed-rate mortgage loans and mortgage-backed securities secured by first liens on single family residential housing. Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, and notes receivable secured by mortgage-backed securities. All principal and interest on the collateral is remitted directly to a trustee and is available for payment on the bonds.

Cash reserves totaling $2,247 and $3,016 as of December 31, 1993 and 1992, respectively, provide additional security for the bonds and will be available for payment on the bonds in the event of certain cir-cumstances as described in the trust indentures. Neither The Ryland Group, Inc., nor its homebuilding and financial services subsidiaries, have guaranteed or otherwise are obligated with respect to these bond issues.

The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

                                               1993                 1992
- -------------------------------------------------------------------------
Bonds payable, net of
discounts: 1993-$11,459                   $ 778,428          $ 1,533,237
1992-$20,006

Range of interest rates                 7.25%-12.625%       7.25%-12.625%

Stated maturities                         2004-2021           2001-2021

The fair values of the limited-purpose subsidiaries' bonds payable at December 31, 1993 and 1992 were $850,153 and $1,625,000, respectively. The fair values were estimated using quoted market prices of comparable securities.

The components of collateral for bonds payable at December 31, are summarized as follows:

                                                 1993         1992
- ------------------------------------------------------------------
Mortgage loans                              $ 110,128  $   226,441

Mortgage-backed securities                    599,180    1,186,880

Funds held by trustee                         104,908      178,796

Mortgage discounts                            (16,142)     (32,456)
                                            ----------------------
Total                                       $ 798,074   $1,559,661
                                            ----------------------
                                            ----------------------

                                       36
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


The fair values of the collateral for bonds payable at December 31, 1993 and 1992 were $866,669 and $1,658,544, respectively. The fair values of the mortgage loans and mortgage-backed securities were estimated using quoted market prices of comparable loans and securities. The fair values of notes receivable were estimated using quoted market prices for comparable GNMA certificates which collateralize the notes receivable. The fair values of funds held by trustee approximate the carrying values.

Because the bond indentures prohibit liquidation of the collateral for bonds payable, fair values cannot be realized unless the corresponding bonds payable are redeemed. The bonds can be redeemed before maturity by the company only under certain prescribed conditions. If those conditions are met, and the company chooses to redeem the bonds, the bonds would be redeemed at par and any market appreciation or depreciation on the related collateral would accrue to the company.

The limited-purpose subsidiaries have issued on behalf of other companies, securities with initial principal amounts of $5.7 billion in 1993 and $5.1 billion in 1992. The limited-purpose subsidiaries have relinquished all risks and rewards relating to these series and the associated mortgage collateral and, as a result, they are excluded from the consolidated balance sheets in accordance with generally accepted accounting principles.

NOTE F:  FINANCIAL SERVICES SEGMENT SHORT-TERM NOTES PAYABLE

The financial services segment had outstanding borrowings at December 31 as follows:

                                                 1993         1992
- ------------------------------------------------------------------
Mortgage warehouse agreement                $ 291,558    $ 187,895

Repurchase agreements                         375,375      349,977

Revolving credit agreement                     50,000       50,000
                                            ----------------------
Total outstanding borrowings                $ 716,933    $ 587,872
                                            ----------------------

At December 31, 1993 and 1992, the financial services segment had a mortgage warehouse agreement with a consortium of banks in the amount of $365,000 and $285,000, respectively. The agreement expires in May 1994, and has historically been renewed on an annual basis. The effective interest rates on these borrowings were 2.4 percent, 2.4 percent and 2.8 percent for 1993, 1992 and 1991, respectively.

The outstanding borrowings at December 31, 1993 and 1992 were collateralized by mortgage loans held for sale with outstanding principal balances of $327,524 and $218,391, respectively.

The repurchase agreements represent short-term borrowings that are collateralized by mortgage loans and mortgage-backed securities held for sale with outstanding balances on December 31, 1993 and 1992 of $385,366 and $358,019, respectively. The effective interest rates were 3.7 percent, 4.0 percent and 5.9 percent for 1993, 1992 and 1991, respectively.

The following table provides additional information relating to the mortgage loans and mortgage-backed securities collateralizing the repurchase agreements at December 31, 1993.

                                    Assets
                      --------------------------------
                       Carrying    Accrued      Fair     Repurchase    Interest
Maturity                Value      Interest     Value     Liability      Rate
- -------------------------------------------------------------------------------
Up to 30 days         $ 190,305     $   836   $ 194,584   $ 176,651      5.0%


31 to 90 days            91,109         791      97,038      92,601      3.8%

Demand                  103,952         848     111,837     106,123      3.1%
                      ---------------------------------------------
  Total               $ 385,366     $ 2,475   $ 403,459   $ 375,375
                      ---------------------------------------------

At December 31, 1993 and 1992, the financial services segment had borrowed $50,000 under a $50,000 revolving credit agreement that expires in May 1994. The common stock of one of the company's subsidiaries within the financial services segment and certain other assets are pledged as collateral for the revolving credit agreement. The effective interest rates for borrowings under the revolving credit agreement were 2.3 percent, 3.1 percent, and 3.7 percent for 1993, 1992 and 1991, respectively.

All short-term notes payable have rates indexed to various short-term interest rate indices. Therefore, the carrying amounts of the outstanding borrowings at December 31, 1993 approximate their fair values. The mortgage warehouse agreement and revolving credit agreement contain certain financial covenants which the company met at December 31, 1993.

In January 1994, the company entered into a secured $35 million credit agreement to be used for the short-term financing of optional bond redemptions. The agreement carries a one year term and bears interest at market rates.

                                       37
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


NOTE G:  LONG-TERM DEBT

Long-term debt consists of the following:

December 31,                           1993            1992
- -----------------------------------------------------------
Industrial revenue bonds         $    4,159      $    7,284

Secured notes payable                30,881          44,283

Bank credit agreement                90,000         105,000

Senior notes                         56,000          61,000

Senior subordinated notes           200,000         100,000
                                 --------------------------
                                    381,040         317,567

Less current portion                (29,316)       (146,668)
                                 --------------------------
                                 $  351,724      $  170,899
                                 --------------------------

Industrial revenue bonds (IRBs), due in 1999, were issued in connection with the construction of manufacturing plants and bear interest at rates approximating short-term, tax-exempt rates. The combined effective interest rates for 1993, 1992, and 1991 were 3.1 percent, 3.1 percent and 5.0 percent, respectively. The IRBs are collateralized with a first lien on all real and personal property at the respective sites, having a net carrying value on December 31, 1993 and 1992 of $7,841 and $10,570, respectively.

The company's secured notes payable bear interest at 6.4 to 11.0 percent and are secured by land included in inventories with a carrying value of approximately $47,000 and $54,000 as of December 31, 1993 and 1992, respectively. The notes are payable ranging from 1994 to 1997.

The company has an unsecured credit agreement with a group of banks which was renewed in July 1993. This agreement allows the company to borrow up to $215,000 for a three-year period. Borrowings under the credit agreement bear interest at variable short-term rates. The effective interest rates for 1993, 1992 and 1991 were 5.0 percent, 4.4 percent, and 6.8 percent, respectively.

At December 31, 1993 the company had four senior notes outstanding. The notes bear fixed interest rates ranging from 9.45 percent to 10.5 percent and mature in the years 1994 through 2000.

In December 1993, the company completed an offering of $100,000 of 9.625 percent senior subordinated notes, due 2004, with interest payable semi-annually. The notes are subordinated to all existing and future senior debt of the company and may be redeemed at the option of the company, in whole or in part, at any time on or after December 1, 2000. In July 1992, the company completed an offering of $100,000 of 10.5 percent senior subordinated notes, due July 15, 2002, with interest payable semi-annually. The notes are subordinated to all existing and future senior debt of the company and may be redeemed at the option of the company, in whole or in part, at any time on or after July 15, 1997.

The fair values of the company's variable rate borrowings under the bank credit agreement and industrial revenue bonds approximate their carrying values. The fair values of the company's secured notes payable and senior notes are estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements. The fair values of the company's senior subordinated notes are estimated based on quoted market prices.

The fair values of long-term debt at December 31, 1993 and 1992 are as follows:

                                       1993            1992
- -----------------------------------------------------------
Industrial revenue bonds         $    4,159      $    7,284

Secured notes payable                30,881          44,709

Bank credit agreement                90,000         105,000

Senior notes                         61,419          63,000

Senior subordinated notes           211,510         103,000

Maturities of long-term debt for each of the next five years are as follows:

                     1994         $  29,316
                     1995             5,388
                     1996            90,920
                     1997            45,800
                     1998               875

The IRB loan agreements, the bank credit agreement, senior note agreements and senior subordinated indenture agreements contain certain financial covenants. Under the loan covenants the company has $25,722 of retained earnings available for dividends at December 31, 1993. At December 31, 1993, the company is in compliance with its covenants.

                                       38
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


NOTE H:  INCOME TAXES

The company accounts for its income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," effective January 1, 1993. Prior to the adoption of SFAS 109, the company accounted for income taxes under SFAS 96. As both SFAS 96 and 109 required the liability method, the adoption of SFAS 109 did not have a material impact on the company's financial statements.

Under the liability method, the deferred tax asset (liability) is determined based on the enacted tax rates and is subsequently adjusted for changes in tax rates. A change in the deferred tax asset (liability) results in a charge or credit to deferred tax expense. The company's (benefit) expense for income taxes for the years ended December 31, is summarized as follows:

                                  1993              1992             1991
- -------------------------------------------------------------------------
Current:
  Federal                    $  21,938         $  20,428        $  14,915
  State                          4,718             4,177            3,050
                             --------------------------------------------
Total current                   26,656            24,605           17,965
                             --------------------------------------------
Deferred:
  Federal                      (23,656)           (8,125)         (10,873)
  State                         (5,087)           (1,662)          (2,223)
                             --------------------------------------------
Total deferred                 (28,743)           (9,787)         (13,096)
                             --------------------------------------------
Total (benefit)/provision    $  (2,087)        $  14,818        $   4,869
                             --------------------------------------------
                             --------------------------------------------

A reconciliation between the total income tax (benefit) expense and the income tax (benefit) expense computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                  1993              1992             1991
- -------------------------------------------------------------------------
Computed income taxes
  at statutory rate (35%
  for 1993, 34% for 1992
  and 1991)                  $  (1,660)          $14,395         $  4,869

Applicable state taxes            (215)            1,816              614

Goodwill amortization              408               395              395

RSOP dividend                     (328)           (1,025)          (1,034)

Other, net                        (292)             (763)              25
                             --------------------------------------------
Total actual income
  tax (benefit) expense      $  (2,087)          $14,818         $  4,869
                             --------------------------------------------
                             --------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the company's deferred tax liabilities and assets as of December 31 are as follows:

                                                   1993           1992
- ----------------------------------------------------------------------
Deferred tax liabilities:
  Gross profit from sales reported
   on the installment method                   $ (8,097)      $(12,559)
  Amortization of servicing and
   administration rights                           (620)       ( 3,353)
  Recognition of fees, discounts
   and hedging                                        -        ( 1,575)
  Other, net                                          -        ( 3,428)
                                               -----------------------
Total deferred tax liabilities                 $ (8,717)      $(20,915)
                                               -----------------------

Deferred tax assets:
  Operational reserves                         $ 28,974       $ 12,436
  Employee benefit plans                          3,916          3,543
  Capitalization of costs
   to inventory                                   3,761          6,036
  Recognition of joint
   venture income                                 4,076          2,167
                                               -----------------------
Total deferred tax assets                      $ 40,727       $ 24,182
                                               -----------------------
Net deferred tax asset                         $ 32,010       $  3,267
                                               -----------------------

The company has determined that no valuation allowance for the deferred tax asset is required. Current tax liabilities amounted to $1,413 and $2,600 as of December 31, 1993 and 1992, respectively.

NOTE I:  COMMITMENTS AND CONTINGENCIES

In order to assure the future availability of land for homebuilding, the company had deposits and letters of credit outstanding on option contracts and land purchase commitments of $26,049 and $28,643, as of December 31, 1993 and 1992, respectively. These commitments expire at various dates through 1997.

Some municipalities require the company to issue development bonds to assure completion of public facilities within a project. Total development bonds at December 31, 1993 and 1992, were $66,659 and $80,864, respectively.

                                       39
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


Total rent expense, primarily relating to office facilities, model home furniture and equipment, was $11,893, $10,325 and $10,212 for the years ended December 31, 1993, 1992 and 1991, respectively. Future minimum rental commitments under non-cancelable leases with remaining terms in excess of one year are as follows:

                    1994                       $  7,440
                    1995                          6,710
                    1996                          5,417
                    1997                          5,070
                    1998                          3,614
                    After 1998                    9,065
                                               --------
                    Total lease commitments    $ 37,316
                                               --------
                                               --------

The financial services segment may enter into loan commitments with its customers at current market rates up to 120 days before settlement. These commitments expose the company to market risk as a result of potential increases in mortgage interest rates. This risk is minimized by fees collected from the customer and by the company's hedging activities. Loan commitments at December 31, 1993 and 1992 were $242,944 and $101,974, respectively, with interest rates ranging from 4.4 percent to 8.9 percent in 1993 and 6.5 percent to 9.4 percent in 1992. The estimated fair value (liability) of these mortgage commitments is $(45) and $(988), as of December 31, 1993 and 1992, respectively, and is based on current interest rates for similar contracts.

In addition, the financial services segment uses bank letters of credit and cash to provide for additional security under certain of its securities administration agreements. At December 31, 1993 and 1992, $8,782 and $11,700, respectively, was outstanding under these arrangements.

Contingent liabilities may arise from the obligations incurred in the ordinary course of business, or from the usual obligations of on-site housing producers for the completion of contracts. The company is also party to various legal proceedings generally incidental to its businesses. Based on evaluation of the above matters and discussions with counsel, management believes that liabilities to the company arising from these matters will not have a material adverse effect on the financial condition of the company.

NOTE J:  STOCKHOLDERS' EQUITY

PREFERRED STOCK

On August 31, 1989, the company sold 1,267,327 shares of non-transferable convertible preferred stock, par value $1.00, to The Ryland Group, Inc. Retirement and Stock Ownership Trust (the RSOP Trust) for $31.5625 per share, or an aggregate purchase price of approximately $40,000 (see Note K).

Each share of preferred stock pays an annual cumulative dividend of $2.21. During 1993, 1992 and 1991, the company paid $2,589, $2,677 and $2,757, respectively, in dividends on the preferred stock. Each share of preferred stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the preferred stock generally vote together with the common stockholders on all matters.

Under the RSOP Trust, at the option of the trustee, the company may be obligated to redeem the preferred stock to satisfy distribution obligations to or investment elections of participants. For purposes of these redemptions, the value of each share of preferred stock is determined at least annually by an independent appraiser, with a minimum guaranteed value of $25.25 per share. The company may issue common stock to satisfy this redemption obligation, with any excess redemption price to be paid in cash. At December 31, 1993 and 1992, the maximum cash obligation for such redemptions was shown outside of stockholders' equity, as part of other liabilities. This obligation is calculated assuming that all preferred shares issued were submitted for redemption.

Based upon the appraised value of each share of preferred stock ($29.125, $27.875 and $28.875), and the market value of each share of common stock ($20.00, $20.75 and $23.25), at December 31, 1993, 1992 and 1991, respectively, and the application of a proportionate amount of the note due from the RSOP Trust, the net amount of this obligation at December 31, 1993, 1992 and 1991 is $2,398, $1,525 and $952, respectively. During 1993 and 1992, 44,881 and 38,235 shares of preferred stock were converted into shares of common stock.

                                       40
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


COMMON STOCK OFFERING

During the first quarter of 1992, the company completed an offering of 2,875,000 shares of common stock. Proceeds of $66,900 were intended for the expansion of business.

COMMON SHARE PURCHASE RIGHTS

On December 17, 1986, the company declared a dividend of one common share purchase right for each share of common stock outstanding on February 9, 1987. Each right entitles the holder to purchase one share of common stock at an exercise price of $70. The rights become exercisable 20 business days after any party acquires or announces an offer to acquire 20 percent or more of the company's common stock. The rights expire January 11, 1997, and are redeemable at $0.05 per right at any time before 20 business days following the time that any party acquires 20 percent or more of the company's common stock.

In the event the company enters into a merger or other business combination, or if a substantial amount of its assets are sold after the time that the rights become exercisable, the rights provide that the holder will receive upon exercise, shares of the common stock of the surviving or acquiring company having a market value of twice the exercise price. Until the earlier of the time that the rights become exercisable, are redeemed or expire, the company will issue one right with each new share of common stock issued.

NOTE K:  EMPLOYEE INCENTIVE AND STOCK PLANS

The company's employee incentive and stock plans are as follows:

(1) RETIREMENT AND STOCK OWNERSHIP PLAN:
On August 16, 1989, the company established an employee stock ownership plan, known as The Ryland Group, Inc. Retirement and Stock Ownership Plan (RSOP).

The RSOP's purchase of shares of preferred stock was financed by a loan to the RSOP from the company in an amount of $40,000. The loan bears interest at the rate of 10.0 percent and is expected to be repaid over nine years by the RSOP through dividends received on the preferred stock and company contributions. The RSOP incurred interest on this loan in 1993, 1992 and 1991 of $3,045, $3,322 and $3,568, respectively. Preferred shares are collateral for the loan and are released to the RSOP trust as debt payments are made.

There are two components within the RSOP, a 401(k) plan and a profit sharing plan. All full-time employees with one year of service are eligible to participate in the RSOP. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of participant's income into trusteed investments in stock, bonds or money market funds. Compensation expense reflects the company's matching contributions of the employee 401(k) contributions and the discretionary profit sharing contribution. Total compensation expense amounted to $5,042, $4,255 and $3,404 in 1993, 1992 and 1991, respectively.

(2) EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS:
The company's 1992 Equity Incentive Plan permits the company to provide equity incentives in the form of stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards to employees. Under the company's 1992 Equity Incentive Plan, options were granted to purchase shares at prices not less than the fair market value of the shares at the date of grant. The options are exercisable at various dates over one to ten year periods.

Pursuant to the Equity Incentive Plan, the Board of Directors adopted a long term incentive plan for officers and key employees. After each fiscal year, shares of the company's common stock and cash are credited to the accounts of the participants according to a prescribed formula. Due to a net loss in 1993, there was no compensation expense relating to this plan in 1993. Total compensation expense relating to this plan amounted to $2,987 in 1992.

Under the company's Non-employee Director Equity Plan, stock options are granted to purchase shares at prices not less than the fair market value of the shares at the date of grant. Stock options become fully vested and exercisable on the fifth anniversary of the date of grant. A maximum of 100,000 shares of common stock has been reserved for issuance under this plan.

On November 29, 1993 the company entered into a Stock Unit Agreement with an officer, pursuant to the Equity Incentive Plan. The company granted to the officer 75,000 stock units. Each stock unit is payable in one share of the company's common stock. The units vest in increments of 15,000 units for each of the next five years beginning November 1, 1994. The company will recognize compensation expense over the vesting period, valued at the market price of the company's common stock at the vesting dates.

                                       41
                                       --
                                     RYLAND
                                     ------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


The following is a summary of the transactions relating to all stock option plans for each year ended December 31:

                                  1993             1992             1991
- ------------------------------------------------------------------------
Options outstanding,
  beginning of year          1,034,792        1,199,002        1,311,762

   Granted                     240,800           90,100          230,300

   Exercised                   (94,622)        (195,250)        (163,300)

   Canceled                   (140,440)         (59,060)        (179,760)
                             -------------------------------------------
Options outstanding
  end of year                1,040,530        1,034,792        1,199,002

Available for
  future grant                 737,351          703,963          809,495
                             -------------------------------------------
Total shares reserved        1,777,881        1,738,755        2,008,497
                             -------------------------------------------
                             -------------------------------------------
Options exercisable
  at December 31               600,500          506,452          527,912
                             -------------------------------------------
                             -------------------------------------------
Prices related to
  options exercised
  during the year        $10.13-$23.25     $2.81-$26.00     $2.81-$27.88

Prices related to options outstanding on December 31, 1993 ranged from $10.13 to $27.88.

(3) COMPENSATION UNIT PLANS:
The company had various compensation unit plans. As a result of the adoption of the Equity Incentive Plan, no additional awards will be made to participants in those plans. Due to a decline in the market value of the company's common stock, no expense was incurred under these plans in 1993. Under the plans, $775 and $2,164 was expensed in 1992 and 1991, respectively. The company awarded 3,456, 72,987 and 23,976 shares of common stock in 1993, 1992 and 1991, respectively.

(4) RESTRICTED STOCK:
The company terminated a restricted stock agreement with an officer upon the officer's resignation on July 31, 1993. The company had previously released 40,000 of the 150,000 shares of restricted stock sold to the officer in consideration for the officer's employment.

                                       42
                                       --
                                     RYLAND
                                     ------

                            QUARTERLY FINANCIAL DATA
                            ------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA) UNAUDITED
- ----------------------------------------------------------------------------------------------------------------------------------
                                                    1993                                                   1992
                            ----------------------------------------------------        ------------------------------------------
Quarter Ended               Dec. 31     Sept. 30(1)       June 30       March 31        Dec. 31    Sept. 30    June 30    March 31
- ----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS:
  Revenues                 $430,225       $376,659(2)    $371,993(2)    $295,552(2)    $395,848    $389,816   $366,022    $290,635
  Pretax earnings (loss)     11,676        (36,570)         9,408         10,743         11,145      14,706     12,529       3,958
  Income tax expense
    (benefit)                 4,069        (14,014)         3,668          4,190          4,214       5,000      4,260       1,344
                           -------------------------------------------------------------------------------------------------------
  Net earnings (loss)      $  7,607       $(22,556)      $  5,740       $  6,553       $  6,931    $  9,706   $  8,269    $  2,614
  Net earnings (loss)
    per common share
    (primary)              $   0.45       $  (1.52)      $   0.33       $   0.38       $   0.40    $   0.58    $  0.48    $   0.15

Weighted average
  common shares
  outstanding                15,480         15,310         15,555         15,575         15,668      15,689     15,699      13,074
- ----------------------------------------------------------------------------------------------------------------------------------

(1) Reflects the $45 million pretax provision related to homebuilding inventories and investment in unconsolidated joint ventures.
(2) The revenues for these periods reflect certain reclassifications to provide consistency with other periods presented.

                                       45
                                       --
                                     RYLAND
                                     ------

                        COMMON STOCK PRICES AND DIVIDENDS
                        ---------------------------------
                     THE RYLAND GROUP, INC. AND SUBSIDIARIES

The Ryland Group, Inc. lists its common shares on the New York Stock Exchange, trading under the symbol RYL. The table below presents the high and low market prices and dividend information for the company. The number of common stockholders of record as of February 18, 1994 was 2,752. (See Note G for dividend restrictions).

                                    Dividends                                        Dividends
                                     Declared                                         Declared
1993                High      Low   Per Share    1992                High      Low   Per Share
- ----------------------------------------------------------------------------------------------
First Quarter     $24 1/2   $18         $0.15    First Quarter     $28       $22 1/4     $0.15

Second Quarter     21 7/8    18 1/4      0.15    Second Quarter     24 1/8    19 7/8      0.15

Third Quarter      19 3/4    15 7/8      0.15    Third Quarter      24 1/8    19 1/2      0.15

Fourth Quarter     20 5/8    18 1/2      0.15    Fourth Quarter     25        18 1/2      0.15

                                       46
                                       --
                                     RYLAND
                                     ------

                  Report of Ernst & Young, Independent Auditors
                  ---------------------------------------------
                     THE RYLAND GROUP INC. AND SUBSIDIARIES

BOARD OF DIRECTORS AND STOCKHOLDERS

THE RYLAND GROUP, INC.



We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31,1993 and 1992. And the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.



                                               /s/ Ernst & Young



Baltimore, Maryland

February 16,1994




                                       43
                                       --
                                     RYLAND
                                     ------