Form 10-K, Exhibit 13
RYLAND GROUP INC
filed 1995-03-30
CIK 85974

SELECTED FINANCIAL DATA
THE RYLAND GROUP, INC. AND SUBSIDIARIES



(DOLLAR AMOUNTS IN MILLIONS, EXCEPT UNIT AND PER SHARE DATA) UNAUDITED

                                   1994              1993           1992
                                 --------------------------------------------
ANNUAL RESULTS:

Revenues
    Homebuilding                 $ 1,443          $  1,204        $ 1,077
    Financial services               147               160            142
    Limited-purpose subsidiaries      52               110            223
                                 ---------------------------------------------
       Total                     $ 1,642             1,474          1,442

Cost of sales - Homebuilding       1,262             1,102            938
Interest expense                     105               162            249
Selling, general & admini-
  strative expenses                  238               213            211
Equity in (losses) earnings
  of joint ventures                    0                (2)            (2)
                                 ---------------------------------------------
Earnings (loss)  before taxes
  and cumulative effect of
  accounting change                   37                (5)            42
Tax expense (benefit)                 15                (2)            14
Net earnings (loss)  before
  cumulative effect of
  accounting change (1)*              22                (3)            28
Cumulative effect of accounting
  change, net of taxes (1)*            2               -              -
                                 ---------------------------------------------
Net earnings (loss)              $    24          $     (3)       $    28
                                 ============================================
YEAR-END POSITION:

Assets
Housing inventories              $   595          $    490        $   485
Mortgage loans held for
  sale and mortgage-backed
  securities, net                    386               728            634
Other assets                         260               290            197
                                 --------------------------------------------
  Assets excluding limited-
     purpose subsidiaries          1,241             1,508          1,316

Assets of limited-purpose
    subsidiaries                     464               808          1,581
                                 --------------------------------------------
  Total assets                   $ 1,705          $  2,316        $ 2,897
                                 ============================================
Long-term debt                   $   409          $    381        $   318
Short-term notes payable         $   378          $    717        $   588
Bonds payable, net               $   447          $    778        $ 1,533
Stockholders' equity             $   312          $    293        $   306

FINANCIAL SERVICES PORTFOLIOS:

Number of mortgage loans
  originated (in units)           16,740            27,872         20,184
Dollar amount of mortgage
  loans originated               $ 2,055          $  3,596        $ 2,624
Loan servicing portfolio
  balance                        $ 6,900          $  9,800        $ 9,100
Securities administration
  portfolio balance              $44,100          $ 52,700        $63,300


PER COMMON SHARE DATA (2)*:

Primary net earnings (loss)
  before cumulative effect
  of accounting change           $  1.29          $  (0.34)       $  1.66
Primary net earnings (loss)      $  1.42          $  (0.34)       $  1.66
Dividends declared               $  0.60          $   0.60        $  0.60
Stockholders' equity             $ 19.56          $  18.61        $ 19.43

=============================================================================

(1) The company adopted Statement of Financial Accounting Standards No. 115 - "Accounting for Certain Investments in Debt and Equity Securities," in 1994. The company adopted Statement of Financial Accounting Standards
    No. 96 - "Accounting for Income Taxes," in 1989.

(2) Adjusted for stock split in 1986.


   1991      1990      1989      1988     1987      1986     1985
----------------------------------------------------------------

$   859   $   951   $ 1,016   $   890   $  854   $  662   $  497
     74        48        43        42       38       25       16
    277       311       340       345      384      280      101
----------------------------------------------------------------
  1,210     1,310     1,399     1,277    1,276      967      614

    741       804       848       743      710      560      419
    302       334       362       357      391      268      114

    137       147       137       127      123       90       46

    (16)        9        19        17        5        0        0
----------------------------------------------------------------


     14        34        71        67       57       49       35
      5        12        27        26       25       23       19


      9        22        44        41       32       26       16

      -         -        14         -       -         -        -
----------------------------------------------------------------
$     9   $    22   $    58   $    41   $   32   $   26   $   16
================================================================



$   355   $   328   $   362   $   303   $  207   $  225   $  107


    352       186       218       136      124      200       43
    161       168       168       148      154      122       54
----------------------------------------------------------------

    868       682       748       587      485      547      204

  2,691     3,178     3,464     3,659    4,265    3,894    1,535
----------------------------------------------------------------
$ 3,559   $ 3,860   $ 4,212   $ 4,246  $ 4,750  $ 4,441  $ 1,739
================================================================

$   219   $   198   $   117   $   122  $   105  $   137  $    15
$   348   $   190   $   208   $   140  $   121  $   152  $    25
$ 2,617   $ 3,082   $ 3,363   $ 3,544  $ 4,116  $ 3,754  $ 1,486
$   219   $   212   $   207   $   169  $   133  $   104  $    81

  6,851     5,958     6,094     5,277    5,023    6,301    4,145

$   806   $   653   $   622   $   455  $   440  $   519  $   329

$ 7,190   $ 3,201   $ 2,047   $ 1,664  $ 1,491  $ 1,004  $   635

$69,500   $55,900   $38,075   $20,585  $ 7,752  $ 3,752  $ 1,496


$  0.53   $  1.53   $  3.25   $  3.10  $  2.46  $  2.02  $  1.27

$  0.53   $  1.53   $  4.30   $  3.10  $  2.46  $  2.02  $  1.27

$  0.60   $  0.60   $  0.60   $  0.53  $  0.40  $  0.38  $  0.32

$ 17.34   $ 17.28   $ 16.62   $ 13.16  $ 10.50  $  8.30  $  6.42


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
THE RYLAND GROUP, INC. AND SUBSIDIARIES


THE COMPANY

Operations of The Ryland Group, Inc. and subsidiaries (the company) consist of three business segments: homebuilding, financial services and limited-purpose subsidiaries. The company's homebuilding segment constructs and sells single-family attached and detached homes. The financial services segment provides various mortgage-related products and services for retail and institutional customers and conducts investment activities. The company's limited-purpose subsidiaries facilitate the issuance of mortgage-backed securities and mortgage-participation securities. Corporate expenses represent the costs of corporate functions which provide support services to the business segments.

RESULTS OF OPERATIONS
CONSOLIDATED

The company reported consolidated net earnings of $24.5 million, or $1.42 per share, for 1994, compared with a consolidated net loss of $2.7 million, or $.34 per share, for 1993, and consolidated net earnings of $27.5 million, or $1.66 per share, for 1992. The company's results for 1994 include $2.1 million, or $.13 per share, for the cumulative impact of an accounting change to adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994.
     Homebuilding operations recorded pretax earnings of $10.9 million for 1994 compared with a pretax loss of $45.9 million for 1993, when the company recorded a pretax provision of $45 million related to its homebuilding inventories and investment in unconsolidated joint ventures. Homebuilding results in 1994, as compared with 1993 excluding the provision, improved primarily due to higher settlement volumes and improved gross profit margins The financial services segment reported pretax earnings of $43.5 million, compared with pretax earnings of $55.3 million for 1993, which included a nonrecurring gain of $5.3 million from the sale of the company's remaining

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
THE RYLAND GROUP, INC. AND SUBSIDIARIES


interest in a real estate investment trust. The impact of a 40 percent decline in loan originations and lower gains from the sale of mortgage-backed securities was mitigated by higher gains from the sale of mortgage servicing rights. The limited-purpose subsidiaries reported pretax earnings of $96 thousand for 1994 versus $158 thousand for 1993 as the portfolio in which the company has a residual interest continued to decline.

Corporate expenses totaling $17.2 million for 1994 were up $2.9 million over 1993 primarily as a result of increases in systems costs and higher employee related costs associated with severance agreements and performance-based incentive plans.

The decline in consolidated net earnings for 1993 compared with 1992 was primarily due to the 1993 pretax provision of $45 million for homebuilding inventories and investments in unconsolidated joint ventures. For 1993, homebuilding operations recorded a pretax loss of $45.9 million compared with pretax earnings of $11.0 million for 1992. The financial services segment reported a pretax earnings increase of 25.8 percent to $55.3 million for 1993 compared with $43.9 million a year earlier. The record earnings for the financial services segment in 1993 resulted from improvements in retail, institutional and investment operations. The continued decline in the operations of the limited-purpose subsidiaries resulted in 1993 pretax earnings of $158 thousand compared with $3.9 million for 1992. Corporate expenses totaling $14.2 million for 1993 were down $2.3 million from 1992 primarily as a result of decreases in the costs of performance-based incentive plans.

HOMEBUILDING SEGMENT

Results of operations for the homebuilding segment are summarized as follows (amounts in thousands except average settlement price):


                                   1994         1993          1992
------------------------------------------------------------------
Revenues                    $ 1,443,212   $1,203,563   $ 1,077,475

Gross profit                    181,428      101,674       139,410

Selling, general and
  administrative expenses       142,254      119,546       109,374

Interest expense                 28,209       26,118        17,157

Equity in losses
  of unconsolidated
  joint ventures                    (37)      (1,940)       (1,831)
                             -------------------------------------
 Homebuilding pretax
  earnings (loss)            $   10,928   $  (45,930)   $   11,048
------------------------------------------------------------------
Average settlement price       $160,000    $ 148,000    $  141,000
-------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
THE RYLAND GROUP, INC. AND SUBSIDIARIES


The company's homebuilding segment reported pretax earnings of $10.9 million in 1994 compared with a pretax loss of $45.9 million in 1993 and pretax earnings of $11.0 million for 1992. Homebuilding earnings improved in 1994 due to an increase in settlements and higher gross profit margins. The 1993 loss was primarily due to the third quarter pretax provision of $45 million, of which $43 million directly related to inventories and was charged to cost of sales, and $2 million was charged to equity in losses of unconsolidated joint ventures. Lower gross profit margins in 1993 versus 1992 also contributed to the 1993 loss from operations.

Homebuilding revenues increased 19.9 percent in 1994 compared with 1993 due to a 11.7 percent increase in wholly-owned settlements and a $12,000 increase in
average settlement price.   The increased volume was in large part due to
growth in new markets and the company's strong sales in its California region. Also contributing to the increase was the full year impact of the acquisition of Scott Felder Homes in Texas, which was acquired in March 1993.
Homebuilding revenues increased 11.7 percent in 1993 compared with 1992, due to a 6.2 percent increase in wholly-owned settlements and a $7,000 increase in average settlement price. The increased volume was in large part due to the company's acquisition of Scott Felder Homes.

Gross profit margins increased to 12.6 percent in 1994 from 12.0 percent for 1993, excluding the 1993 inventory provision. Including the inventory provision, gross margins for 1993 were 8.4 percent. The improvement in gross profit margins during 1994 was primarily attributable to a greater volume of settlements from higher margin communities, which more than offset the impact of higher settlements from low margin California communities.

The company's gross profit margins continue to be negatively impacted by the build out of inventory in California that was impacted by the decline in economic and market conditions. Of the total provision taken in the third quarter of 1993, $40 million related to properties in the California region. During 1994, the affected California inventories were reduced by the settlement of 660 homes. At December 31, 1994 the remaining net book value of the California inventory that was impacted by this provision was approximately $78 million and consisted of approximately 1,400 homebuilding lots and related improvements, of which 93 were sold but not settled. Gross profit margins for 1995 and beyond will continue to be negatively impacted by the build-out and settlement of homes on these lots.

In the Mid-Atlantic region, the company has taken actions to close-out older communities with high-cost land positions. Settlements on houses from these Mid-Atlantic close-out communities negatively affected margins in the latter part of 1994 and will continue to impact gross profit margins in the first half of 1995.

Gross profit margins for 1993, excluding the provision, were 12.0 percent, compared with 12.9 percent in 1992. Margins were lower in 1993 primarily due to higher construction costs and high-cost land positions combined with pricing concessions in the Southern California and Mid-Atlantic markets in response to competitive pressures.

Selling, general and administrative expenses, as a percent of revenues, were
9.9 percent for 1994 and 1993 and 10.2 percent for 1992. Excluding selling expenses, the percentage of general and administrative expenses declined in 1994 primarily due to the higher revenue base. Selling expenses as a percentage of revenues increased in 1994 due to costs associated with expansion into new markets and the costs associated with implementation of the company's new marketing and merchandising initiatives. Selling, general and administrative costs in 1993 were favorably impacted by the cost reduction measures and restructuring of homebuilding operations which occurred in 1992.

Interest expense increased from 1993 to 1994 and from 1992 to 1993 due to an increase in the average homebuilding debt outstanding to support higher average levels of inventory. In addition, the company's senior subordinated debt issuances in July 1992 and in December 1993 increased the company's cost of funds and the company capitalized less interest in the 1993 period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
THE RYLAND GROUP, INC. AND SUBSIDIARIES


HOMEBUILDING OPERATIONAL DATA


                         Three months ended
                            December 31,
                  --------------------------------
                                      New
                  Settlements  %     Orders    %
                    (Units)  Change  (Units) Change
-----------------------------------------------------
1994
     Mid-Atlantic     719      (15)     466   (25)
     Midwest          290       21      156   (10)
     Southeast        293      (23)     223   (25)
     Southwest        474        8      336     0
     West             362       47      194   (37)
     California       348       93      194    29
                   ---------------------------------
     Total
     Wholly-owned   2,486        7    1,569   (17)

     Unconsolidated
     Joint Ventures    15      (79)      22   (50)
                   -----------------------------------
         Total      2,501        4    1,591   (17)
------------------------------------------------------

1993
     Mid-Atlantic     843             619
     Midwest          240             174
     Southeast        383             296
     Southwest        440             335
     West             246             307
     California       180             150
                    ----------------------------------
     Total
     Wholly-owned   2,332           1,881

     Unconsolidated
     Joint Ventures    72              44
                   -----------------------------------
     Total          2,404           1,925
------------------------------------------------------

                           Year ended
                           December 31,
                  ------------------------------------
                                      New
                  Settlements  %     Orders    %
                    (Units)  Change  (Units) Change
------------------------------------------------------

1994
     Mid-Atlantic     2,520    (11)   2,472   (11)
     Midwest          1,054     17    1,001     0
     Southeast        1,221    (14)   1,161   (15)
     Southwest        1,776     24    1,829    29
     West             1,212     23    1,186     9
     California       1,206    145    1,190   115
                    --------------------------------
     Total
     Wholly-owned     8,989     12    8,839     8

     Unconsolidated
     Joint Ventures     132    (51)     116   (50)
                    --------------------------------
         Total        9,121     10    8,955     6
----------------------------------------------------

1993
     Mid-Atlantic     2,816          2,777
     Midwest            899            999
     Southeast        1,426          1,365
     Southwest        1,428          1,414
     West               988          1,091
     California         493            553
                    --------------------------------
     Total
     Wholly-owned     8,050          8,199

     Unconsolidated
     Joint Ventures     269            234
                    ------------------------------
     Total            8,319          8,433
----------------------------------------------------



                       Outstanding Contracts as of
                              December 31,
                  -----------------------------------
                                     Dollars
                               %       in      Average
                    (Units)  Change  Millions   Price
------------------------------------------------------

1994
     Mid-Atlantic      1,014   (5)    $171    $168,691
     Midwest             299  (15)      46     153,288
     Southeast           310  (16)      48     156,345
     Southwest           433   14       66     151,284
     West                295   (8)      50     170,786
     California          176   (6)      33     184,710
                    ----------------------------------
     Total
     Wholly-owned      2,527   (5)     414     163,732

     Unconsolidated
     Joint Ventures       26  (45)      11     412,077
                     ---------------------------------
         Total         2,553   (6)    $425    $166,261
------------------------------------------------------

1993
     Mid-Atlantic       1,062        $177     $166,264
     Midwest              352          54      152,414
     Southeast            370          49      133,422
     Southwest            380          58      153,571
     West                 321          54      168,660
     California           187          39      206,834
                    ----------------------------------
     Total
     Wholly-owned        2,672        431     $161,214

     Unconsolidated
     Joint Ventures         47         10      217,255
                    ----------------------------------
     Total               2,719       $441     $162,182
------------------------------------------------------

     During 1994 new orders increased 6.2 percent compared with 1993, with gains in the California, Southwest, and West regions offsetting lower sales in the Southeast and Mid-Atlantic regions. The California region showed a substantial increase in sales compared with 1993, due in large part to the change in strategy to accelerate the sale of older inventories, implemented in the latter part of 1993. The increase in new orders in the Southwest region is attributable to improved sales in the Houston and Dallas divisions and expansion into San Antonio. The increase in the West region was due to strong homebuilding markets in Denver and Phoenix; however, these markets showed signs of slowdown in the fourth quarter. The decline in the Southeast region was primarily due to the company's withdrawal from the Jacksonville, Florida; and Charleston, South Carolina markets, while the decline in new orders in the Mid-Atlantic region reflected the weak economic conditions in that region.
     Fourth quarter sales in all markets were negatively impacted by rising interest rates. As a result, outstanding contracts for the homebuilding operations at December 31, 1994 were down 6.1 percent from year-end 1993. Outstanding contracts represent the company's backlog of new homes which generally are built and settled, subject to cancellations, over the next two quarters. The $424.5 million value of outstanding contracts decreased 3.9 percent from year-end 1993. Further increases in interest rates in 1995 could negatively impact the sale of homes and the company's homebuilding segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
THE RYLAND GROUP, INC. AND SUBSIDIARIES


FINANCIAL SERVICES SEGMENT

The company's financial services segment recorded pretax earnings of $43.5 million in 1994, compared with $55.3 million in 1993 and $43.9 million in 1992.

Pretax earnings by line of business were as follows (amounts in thousands):

                              1994            1993          1992
-----------------------------------------------------------------
Retail	                    $21,484         $20,642       $14,784
Institutional                 9,956          11,518         7,031
Investments                  12,042          23,109        22,115
                            -------------------------------------
    Total                   $43,482         $55,269       $43,930
------------------------------------------------------------------

     The decline in pretax earnings in 1994, was primarily related to the investment operations which reported a decrease of $11.1 million in pretax earnings. Results of investment operations in 1993 included a non-recurring gain of $5.3 million from the sale of the company's remaining interest in a real estate investment trust and higher gains from sales of mortgage-backed securities. The company's retail operations were adversely affected by rising interest rates in 1994 as loan originations declined by 40 percent. The impact of this decline was offset by higher gains from the sale of mortgage servicing rights. In 1993, the financial services segment recorded higher earnings, as compared with 1992, primarily due to improved results in retail operations which benefited from a favorable interest rate environment and a high level of refinancing activity.
     Revenues for the financial services segment decreased 8.3 percent in 1994 as compared with 1993 in large part due to an industry-wide decline in mortgage originations resulting from rising interest rates, whereas revenues increased 13.1 percent in 1993 over 1992 due to a significant increase in mortgage originations. During 1993, interest rates were at historically low levels, resulting in a high level of refinancing activity. General and administrative expenses for the financial services segment increased in 1994; however, in response to the decline in loan origination activity during 1994, the company took measures in 1994 to reduce costs and experienced a 15.4 percent decline in these costs for the fourth quarter. General and administrative costs increased in 1993 versus 1992 due to the rapid growth in the volume of originations during that period and the expansion of retail operations. Fluctuations in interest expense for 1994, 1993, and 1992 were directly related to the level of borrowings required to fund mortgage loan originations and investment portfolio balances in those periods.

RETAIL OPERATIONS

Retail operations include mortgage origination, loan servicing and title/escrow services for retail and wholesale customers.

     Results for retail operations were as follows (amounts in thousands):

                                 1994         1993           1992
-----------------------------------------------------------------
Interest and
net	origination fees          $19,468     $28,335        $28,244
Gains on sales of mortgages
and servicing rights            37,191       28,308        11,937
Loan servicing                  37,578       43,635        38,061
Title/escrow                     4,597        3,610         2,700
                                ---------------------------------
Total retail revenue            98,834      103,888        80,942
Expenses                        77,350       83,246        66,158
                                 --------------------------------
Pretax earnings                $21,484     $20,642        $14,784
-----------------------------------------------------------------

     Retail operations recorded an increase in pretax earnings for 1994 as compared with 1993. Interest and net origination fees for 1994 decreased as a result of the industry-wide decline in mortgage origination activity. The impact of the company's 40 percent decline in loan origination activity in
1994 was offset by higher gains from the sale of servicing rights.   Loan
servicing revenues declined in 1994 as a result of a reduction in the company's loan servicing portfolio primarily due to sales of servicing rights. Lower expenses in 1994 are due to reduced interest costs resulting from lower origination volumes.
     The increase in retail pretax earnings for 1993 as compared with 1992 was the result of growth in mortgage origination activity and related sales of mortgages and servicing rights combined with higher fees earned on the loan servicing portfolio. The increase in mortgage origination activity in 1993 was attributable to a favorable interest rate environment, coupled with the company's expansion of spot loan and wholesale mortgage origination activities.

     A summary of origination activities is as follows:

                                  1994      1993         1992
--------------------------------------------------------------
Dollar volume of mortgages
  originated (in millions)     $ 2,055     $ 3,596     $ 2,624

Number of mortgages
  originated                    16,740      27,872      20,184

Percentage
  Ryland Home settlements          28%         20%        29%
  Other settlements                72%         80%        71%
                                 -----------------------------
  Total settlements               100%        100%       100%
---------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
THE RYLAND GROUP, INC. AND SUBSIDIARIES


     The company earns interest on mortgages held for sale and pays interest on borrowings secured by mortgages. Significant data related to these activities are as follows:


                                   1994        1993        1992
---------------------------------------------------------------
Net interest earned
 (in thousands)                  $9,598     $12,159    $ 12,932
Average balance of
 mortgages held for sale
 (in millions)                   $  293     $   418    $    341
Net interest spread                3.3%        2.9%        3.8%


     Net interest earned decreased in 1994 primarily due to the lower average balance of mortgages held for sale. Net interest earned decreased from 1992 to 1993 primarily due to a lower earning rate on mortgages held for sale.
     The company services loans that it originates as well as loans originated by others. Loan servicing portfolio balances were as follows at December 31 (amounts in billions):

                               1994          1993         1992
                              --------------------------------
Originated                    $ 2.8         $ 4.0        $ 3.5
Acquired                        4.0           4.6          5.2
Subserviced                      .1           1.2           .4
                              --------------------------------
Total serviced                 $6.9         $ 9.8        $ 9.1
                              --------------------------------


     The decrease in the portfolio balance in 1994 is primarily attributable to the decline in origination volume combined with higher sales of servicing rights. The 1993 increase in loans subserviced as compared with 1992 principally relates to interim servicing of loans for which the servicing had been sold in the fourth quarter of 1993.

INSTITUTIONAL OPERATIONS

The institutional operations provide securities issuance and securities administration services to institutional customers. Within securities administration, the company performs a number of functions including master servicing for a portion of the portfolio. Results for institutional operations were as follows (amounts in thousands):

                                  1994         1993         1992
----------------------------------------------------------------

Revenues                      $ 23,556     $ 23,945     $ 18,364

Expenses                        13,600       12,427       11,333
                               ----------------------------------

Pretax earnings               $  9,956     $ 11,518     $  7,031
                               ---------------------------------

     Pretax earnings for 1994 decreased as compared with 1993 due to fewer security issuances and an increase in expenses. Despite a decline in the overall portfolio balance in 1993, pretax earnings increased due to a more profitable mix of business in the administration portfolio. Significant data for institutional operations are as follows:

                                     1994         1993         1992
                               ------------------------------------
Total securities administra-
tion  portfolio (in billions)      $ 44.1       $ 52.7      $  63.3

Number of series in the
  administration portfolio            550          526          490

     The decline in the portfolio balance is attributable to significant mortgage prepayment activity during 1994 and 1993.
     The company announced that it is exploring the sale of the institutional operations business as part of the company's continued focus on its core homebuilding and related mortgage businesses. If the sale is consummated, the company expects to realize a gain on the transaction. The company's future earnings, however, would no longer benefit from the results of these operations.


INVESTMENT OPERATIONS

The company's investment operations hold certain assets, primarily mortgage-backed securities, which were obtained as a result of the exercise of redemption rights on various mortgage-backed bonds previously owned by the company's limited-purpose subsidiaries. Pretax earnings were comprised of the following (amounts in thousands):

                                           1994        1993        1992
-------------------------------------------------------------------------
Sale of interest in real estate
  investment trust                     $      0    $  5,322    $  4,668

Sale of mortgage-backed securities        2,349       5,635       5,344

Net interest earned and other             9,693      12,152      12,103
                                       --------------------------------
Pretax earnings                        $ 12,042    $ 23,109    $ 22,115
-----------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
THE RYLAND GROUP, INC. AND SUBSIDIARIES


     Pretax earnings in 1994 declined substantially as compared with the two prior years primarily due to lower gains on the sale of mortgage-backed securities and the non-recurring gains on sales in 1993 and 1992 of the company's remaining interests in a real estate investment trust.
     Included in the investment operations pretax earnings for 1993 and 1992 are investment advisory and administrative fees of $.9 million and $8.1 million, respectively. The decline in advisory and administrative fee income in 1993 was attributable to the 1992 termination of an advisory agreement with Resource Mortgage Capital, Inc. and the sale of Ryland Capital Management in 1993 which previously provided investment advisory services.

     Significant data from the investment operations are as follows:


                                     1994       1993     1992
-------------------------------------------------------------
Net interest earned
  (in thousands)                  $12,989    $13,413   $8,441

Average balance outstanding
  (in millions)                   $   205    $   207   $  154

Net interest spread                  6.3%       6.5%     5.5%



     The decrease in the net interest earned in 1994 as compared with 1993 primarily reflects the lower net interest spread. The net interest earned in 1993 increased as compared with 1992 reflecting a higher average balance, as well as a higher net interest spread.

LIMITED-PURPOSE SUBSIDIARIES

The limited-purpose subsidiaries reported pretax earnings for 1994 of $96 thousand compared with $158 thousand in 1993 and $3.9 million in 1992. The lower level of earnings for this segment as compared with prior years is expected to continue in the future.
     Revenues of the limited-purpose subsidiaries consist primarily of interest on mortgage collateral subject to bond indebtedness. Expenses consist primarily of interest on the outstanding bonds and amortization of deferred costs. Revenues, expenses and portfolio balances for the limited-purpose subsidiaries continue to decline as the mortgage collateral pledged to secure the bonds decreases due to scheduled principal payments, prepayments and exercises of early redemption provisions.
     The limited-purpose subsidiaries may continue to issue securities on behalf of others; however, due to changes in the tax laws, the company has not retained any residual interests in new securities since 1991. As a result, current issuances of the limited-purpose subsidiaries are not reflected in the company's financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
THE RYLAND GROUP, INC. AND SUBSIDIARIES


FINANCIAL CONDITION AND LIQUIDITY
The company provides for its cash requirements for the homebuilding and financial services businesses from outside borrowings and internally generated funds. The company believes that its current sources of cash are sufficient to finance its current requirements.
     The homebuilding segment borrowings include an unsecured revolving credit facility, senior notes, senior subordinated notes and land purchase notes. In December 1993, the company completed an offering of $100 million in 9.625 percent senior subordinated notes, due 2004. The proceeds were used to reduce bank debt outstanding under the company's revolving credit facility.
     The company primarily uses its unsecured revolving credit facility to finance its inventory. This facility, which was renewed in July 1993, allows the company to borrow up to $250 million for a three year period. As of December 31, 1994, the company had borrowed $127.5 million under this
facility, compared with $90 million as of December 31, 1993.   In addition,
the company had letters of credit outstanding under this facility totaling $7.4 million at December 31, 1994 and 1993, respectively. To finance land purchases, the company may use seller-financed, non-recourse secured notes payable. At December 31, 1994 and 1993, these notes payable outstanding amounted to $25.6 million and $30.9 million, respectively.
     Housing inventories increased to $595 million as of December 31, 1994, up from $490 million as of the end of 1993. The increased investment in inventories reflects the company's expansion in existing markets and entry into new markets, a higher investment in improved lots and land under development, and an overall increase in the volume of home settlements and related construction activity.
     The financial services segment uses cash generated from operations and borrowing arrangements to finance its operations. Borrowing arrangements as of year-end 1994 included a $400 million mortgage warehouse funding agreement, repurchase agreement facilities aggregating $800 million and a $35 million credit facility to be used for the short-term financing of optional bond redemptions. At December 31, 1994 and 1993, the combined borrowings outstanding under these agreements were $377.6 million and $716.9 million, respectively.
     Mortgage loans and mortgage-backed securities held by the limited-purpose subsidiaries are pledged as collateral for the issued bonds, the terms of which provide for the retirement of all bonds from the proceeds of the collateral. The source of cash for the segment's bond payments is cash received from the segment's mortgage loans receivable and mortgage-backed securities.
     The Ryland Group, Inc. has not guaranteed the debt of the financial services or the limited-purpose subsidiary segments.

CONSOLIDATED STATEMENTS OF EARNINGS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


YEAR ENDED DECEMBER 31,                        1994         1993         1992
                                        --------------------------------------
REVENUES:

Homebuilding:
    Residential revenues                $ 1,439,292  $ 1,194,796  $ 1,075,791
    Other revenues                            3,920        8,767        1,684
                                        -------------------------------------
Total homebuilding revenues               1,443,212    1,203,563    1,077,475
Financial services                          147,187      160,474      141,934
Limited-purpose subsidiaries                 52,293      110,392      222,912
                                        -------------------------------------
    Total revenues                        1,642,692    1,474,429    1,442,321
                                        -------------------------------------

EXPENSES:

Homebuilding:
    Cost of sales                         1,261,784    1,101,889      938,065
    Interest expense                         28,209       26,118       17,157
    Selling, general and administrative     142,254      119,546      109,374
                                        -------------------------------------
        Total homebuilding expenses       1,432,247    1,247,553    1,064,596

Financial services:
    Interest expense                         26,694       30,750       28,211
    General and administrative               77,011       74,455       69,793
                                        -------------------------------------
        Total financial services
        expenses                            103,705      105,205       98,004

Limited-purpose subsidiaries :
    Interest expense                         50,069      104,851      203,336
    Other expenses                            2,128        5,383       15,720
                                        -------------------------------------
        Total limited-purpose subsidiaries
           expenses                          52,197      110,234      219,056

Corporate expenses                           17,187       14,240       16,496
                                        -------------------------------------
        Total expenses                    1,605,336    1,477,232    1,398,152
                                        -------------------------------------

Equity in (losses) of unconsolidated
  joint ventures                                (37)      (1,940)      (1,831)
                                        -------------------------------------
Earnings (loss) before taxes and
  cumulative effect of a change
  in accounting principle                    37,319       (4,743)      42,338

Tax expense (benefit)                        14,928       (2,087)      14,818
                                        -------------------------------------
Net earnings (loss) before cumulative
  effect of a change in accounting
  principle                                  22,391       (2,656)      27,520

Cumulative effect of a change in
  accounting principle (net of
  taxes of $1,384)                            2,076          -            -
                                        -------------------------------------

Net earnings (loss)                     $    24,467  $    (2,656) $    27,520
                                        -------------------------------------

Preferred dividends                     $     2,441  $     2,589  $     2,677
Net earnings (loss) applicable to
  common stockholders                   $    22,026  $    (5,245) $    24,843

Net  earnings (loss)  per common share:
  Primary:
       Net earnings (loss) before
          cumulative effect of a change
          in accounting principle       $      1.29  $     (0.34) $      1.66
       Cumulative effect of a change
          in accounting principle              0.13          -            -
                                        -------------------------------------
       Net earnings (loss) per
          common share                  $      1.42  $     (0.34) $      1.66


  Fully diluted:
       Net earnings (loss) before
          cumulative effect of a change
          in accounting principle       $      1.28  $     (0.34) $      1.56
       Cumulative effect of a change
          in accounting principle              0.12          -            -
                                        --------------------------------------
       Net earnings (loss) per
          common share                  $      1.40  $     (0.34) $      1.56

Average common shares outstanding:
    Primary                              15,561,000   15,327,000   14,966,000
    Fully diluted                        16,676,000   15,327,000   16,195,000

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS)


December 31,                                             1994            1993
                                                  ----------------------------
ASSETS
HOMEBUILDING:

Cash and cash equivalents                         $    25,963     $    44,251
Housing inventories:
   Homes under construction                           399,046         318,266
   Land under development and improved lots           193,096         163,459
   Land held for future development or resale           2,671           7,821
                                                  ---------------------------
       Total inventories                              594,813         489,546

Investment in/advances to
  unconsolidated joint ventures                        11,500          23,066
Property, plant and equipment                          24,001          13,999
Purchase price in excess of
  net assets acquired                                  22,607          23,639
Other assets                                           54,188          43,976
                                                  ---------------------------
                                                      733,072         638,477
                                                  ---------------------------

FINANCIAL SERVICES:

Cash and cash equivalents                                 863           2,239
Mortgage loans held for sale, net                     214,772         535,679
Mortgage-backed securities, net                       171,120         192,417
Purchased servicing and
  administration rights, net                           12,014          14,446
Other assets                                           56,251          76,150
                                                  ---------------------------
                                                      455,020         820,931
                                                  ---------------------------

LIMITED - PURPOSE SUBSIDIARIES:

Collateral for bonds payable, net                     459,044         798,074
Other assets                                            5,289           9,882
                                                  ---------------------------
                                                      464,333         807,956
                                                  ---------------------------
Net deferred taxes                                     27,822          32,010
Other assets                                           24,241          16,319
                                                  ---------------------------
     TOTAL ASSETS                                 $ 1,704,488     $ 2,315,693
                                                  ===========================

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS)


December 31,                                             1994            1993
                                                  ----------------------------
LIABILITIES
HOMEBUILDING:
     Accounts payable and other liabilities       $    95,551     $    65,622
     Long-term debt                                   408,744         381,040
                                                  ---------------------------
                                                      504,295         446,662
                                                  ---------------------------

FINANCIAL SERVICES:
     Accounts payable and other liabilities            21,040          34,453
     Short-term notes payable                         377,629         716,933
                                                  ---------------------------
                                                      398,669         751,386
                                                  ---------------------------

LIMITED - PURPOSE SUBSIDIARIES:
     Accounts payable and other liabilities            14,369          22,591
     Bonds payable, net                               446,752         778,428
                                                  ---------------------------
                                                      461,121         801,019
                                                  ---------------------------

Other liabilities                                      28,281          23,379
                                                  ---------------------------

      TOTAL LIABILITIES                             1,392,366       2,022,446
                                                  ---------------------------

STOCKHOLDERS' EQUITY

Convertible preferred stock, $1 par value:
     Authorized - 1,400,000 shares
     Issued - 1,072,903 shares (1,153,652
     for 1993)                                          1,073           1,154
Common stock, $1 par value:
     Authorized - 78,600,000 shares
     Issued - 15,475,242 shares (15,342,624
     for 1993)                                         15,475          15,343
Paid-in capital                                       115,863         116,386
Retained earnings                                     193,635         180,351
Net unrealized gain on mortgage-backed
  securities                                            1,763               0
Other                                                 (15,687)        (19,987)
                                                  ---------------------------
    TOTAL STOCKHOLDERS' EQUITY                        312,122         293,247
                                                  ---------------------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 1,704,488     $ 2,315,693
                                                  ===========================
See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


                            Preferred    Common    Paid-In        Retained
                             Stock       Stock     Capital        Earnings
==============================================================================
BALANCE AT
  AT JANUARY
  1, 1992                $  1,237   $  12,344   $  52,221     $  183,021

Net earnings                                                      27,520
Preferred stock
  dividends (per
  share $2.21)                                                    (2,677)
Common stock
  dividends (per
  share $0.60)                                                    (9,253)
Common stock
  repurchased
  and retired                            (119)                    (2,408)
Common stock
  issuance                              2,875      63,981
Conversion of
  preferred stock             (38)         38        (206)
Reclassification
  of preferred
  paid-in-capital
  and proportionate
  amount of RSOP
  receivable                                       (1,583)
RSOP debt
  repayments
Restricted stock
Employee stock
  plans (252,064
  shares)                                 252       4,687
------------------------------------------------------------------------
BALANCE AT DECEMBER
  31, 1992                  1,199      15,390     119,100        196,203
-------------------------------------------------------------------------
Net loss                                                          (2,656)
Preferred stock
  dividends  (per
  share $2.21)                                                    (2,589)
Common stock
  dividends (per
  share $0.60)                                                    (9,196)
Common stock
  repurchased
  and retired                              (99)                   (2,115)
Conversion of
  preferred stock             (45)         45        (415)
Reclassification
  of preferred
  paid-in-capital
  and proportionate
  amount of RSOP
  receivable                                       (1,987)
RSOP debt repayments
Restricted stock                         (110)     (2,145)
Employee stock plans
 (116,529 shares)                         117       1,833            704
----------------------------------------------------------------------------
BALANCE DECEMBER
  31, 1993                  1,154      15,343     116,386        180,351
----------------------------------------------------------------------------
Adjustment to
  beginning balance
  for change in
  accounting principle,
   net of taxes of
  $5,063                                                          24,467
Net Earnings
Preferred stock
    dividends
  (per share $2.21)                                               (2,441)
Common stock
  dividends
  (per share $0.60)                                               (9,262)
Conversion of
  preferred stock             (81)         81        (814)
Reclassification
  of preferred
  paid-in-capital
  and proportionate
  amount of RSOP
  receivable                                         (470)
RSOP debt repayments
Change in net
  unrealized gain
  on mortgage-backed
  securities, net of
  taxes of $3,888
Employee stock plans
 (51,869 shares)                           51         761            520
----------------------------------------------------------------------------
BALANCE AT DECEMBER
 31, 1994                  $1,073      15,475   $ 115,863     $ 193,635
=============================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

              Net Unrealized                  Other                 Total
             Gain on  Mortgage-     Due from         Deferred   Stockholders'
             Backed Securities     RSOP Trust      Compensation     Equity
=============================================================================
BALANCE AT
  JANUARY 1992
                     $  0         $  (27,688)      $ (2,535)      $ 218,600

Net earnings                                                         27,520
Preferred stock
  dividends (per
  share $2.21)                                                      ( 2,677)
Common stock
  dividends (per
  share $0.60)                                                       (9,253)
Common stock
  repurchased
  and retired                                                        (2,527)
Common stock
  issuance                                                           66,856
Conversion of
  preferred stock                                                      (206)
Reclassification
  of preferred
  paid-in-capital
  and proportionate
  amount of RSOP
  receivable                             1,010                         (573)
RSOP debt
  repayments                             2,620                        2,620
Restricted stock                                         390            390
Employee stock
  plans (252,064
  shares)                                                             4,939
---------------------------------------------------------------------------
BALANCE AT DECEMBER
  31, 1992              0              (24,058)       (2,145)       305,689
----------------------------------------------------------------------------
Net loss                                                             (2,656)
Preferred stock
  dividends  (per
  share $2.21)                                                       (2,589)
Common stock
  dividends (per
  share $0.60)                                                       (9,196)
Common stock
  repurchased
  and retired                                                        (2,214)
Conversion of
  preferred stock                                                      (415)
Reclassification
  of preferred
  paid-in-capital
  and proportionate
  amount of RSOP
  receivable                             1,114                         (873)
RSOP debt repayments                     2,957                        2,957
Restricted stock                                       2,145           (110)
Employee stock plans
 (116,529 shares)                                                     2,654
---------------------------------------------------------------------------
BALANCE DECEMBER
  31, 1993              0              (19,987)            0        293,247
----------------------------------------------------------------------------
Adjustment to
  beginning balance
  for change in
  accounting principle,
   net of taxes of
  $5,063            7,594                                             7,594
Net Earnings                                                         24,467
Preferred stock
    dividends
  (per share $2.21)                                                  (2,441)
Common stock
  dividends
  (per share $0.60)                                                  (9,262)
Conversion of
  preferred stock                                                      (814)
Reclassification
  of preferred
  paid-in-capital
  and proportionate
  amount of RSOP
  receivable                          (584)                          (1,054)
RSOP debt repayments                 4,884                            4,884
Change in net
  unrealized gain
  on mortgage-backed
  securities, net of
  taxes of $3,888   (5,831)                                          (5,831)
Employee stock plans
 (51,869 shares)                                                      1,332
----------------------------------------------------------------------------
BALANCE AT DECEMBER
 31, 1994                $ 1,763     $(15,687)          $ 0       $ 312,122
=============================================================================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE RYLAND GROUP, INC. AND SUBSIDIARIES

(AMOUNTS IN THOUSANDS)


Year ended December 31,                        1994         1993         1992
                                          ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net earnings (loss)                     $  24,467    $  (2,656)   $  27,520

  Adjustments to reconcile net earnings
  (loss) to net cash provided by
  (used for) operating activities:

    Depreciation and amortization            25,640       26,091       30,617
    Cumulative effect of a change in
      accounting principle                   (3,460)           0            0
    Gain on sale of investment                    0       (5,322)      (4,668)
    Gain on sale of mortgage-backed
      securities - available for sale        (2,349)           0            0
    Increase in inventories                (105,267)      (4,362)    (129,955)
    Net change in other assets, payables
      and other liabilities                   6,387      (77,572)     (23,681)
    Equity in losses of unconsolidated
      joint ventures                             37        1,940        1,831
    Investment in/advances to and
      distributions from unconsolidated
      joint ventures                         11,282        9,683        1,202
    Decrease (increase) in mortgage
      loans held for sale, net              320,907     (143,146)    (214,956)
    Decrease (increase) in
      mortgage-backed securities, net             0       48,685      (66,614)
                                          ------------------------------------
  Net cash provided by (used for)
    operating activities                    277,644     (146,659)    (378,704)
                                          ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Net additions to property,
    plant and equipment                     (19,019)     (12,641)     (13,967)
  Principal reduction of mortgage
    collateral                               36,788      694,789    1,167,050
  Principal reduction of
    mortgage-backed securities-
    available for sale                       36,887            0            0
  Sales of mortgage-backed
    securities-available for sale            33,066            0            0
  Principal reduction of
    mortgage-backed securities-
    held-to-maturity                        201,647            0            0
  Decrease (increase) in funds held
    by trustee                               79,530       73,914      (68,767)
  Other investing activities, net              (909)       6,710       (2,862)
                                          ------------------------------------
  Net cash provided by investing
    activities                              367,990      762,772    1,081,454
                                          ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  (Decrease) increase in short-term
    notes payable                          (339,304)     129,061      239,469
  Cash proceeds of long-term debt            55,074      114,858      165,463
  Reduction of long-term debt               (27,370)     (51,384)     (67,751)
  Bond principal payments                  (348,047)    (763,357)  (1,093,602)
  Common stock issuance                           0            0       66,856
  Common and preferred stock dividends      (11,703)     (11,785)     (11,930)
  Other financing activities, net             6,052        2,571        6,157
                                          ------------------------------------
  Net cash used for financing activities   (665,298)    (580,036)    (695,338)
                                          ------------------------------------
Net (decrease) increase in cash             (19,664)      36,077        7,412
Cash at beginning of year                    46,490       10,413        3,001
                                          ------------------------------------

CASH AT END OF YEAR                       $  26,826    $  46,490    $  10,413
                                          ====================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

  Cash paid for interest                  $ 117,305    $ 168,761    $ 303,613
  Cash paid for income taxes              $  26,555    $  26,540    $  26,081

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA, IN ALL NOTES)

NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries (the company). Intercompany transactions have been eliminated in consolidation. Certain investments in joint ventures (see Note C) are accounted for by the equity method. Certain amounts in the consolidated statements of prior years have been reclassified to conform to the 1994 presentation.

PER SHARE DATA
Primary net earnings (loss) per common share are computed by dividing net earnings (loss), after considering preferred stock dividend requirements, by the weighted average number of common shares outstanding considering dilutive common equivalent shares. Common equivalent shares relating to stock options are computed using the treasury stock method. Common equivalent shares were not dilutive for the year ended December 31, 1993.
     Fully diluted net earnings (loss) per common share additionally gives effect to the assumed conversion of the preferred shares held by the The Ryland Group, Inc. Retirement and Stock Ownership Plan Trust (RSOP Trust) into common stock, as well as the amount of the additional RSOP Trust contribution required to fund the difference between the RSOP Trust's earnings from preferred share dividends and the RSOP Trust's potential earnings from common share dividends after an assumed conversion. The effect of the RSOP Trust was not dilutive for the year ended December 31, 1993.

INCOME TAXES
The company files a consolidated federal income tax return. The company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes", effective January 1, 1993. Prior to the adoption of SFAS 109, the company accounted for its income taxes under SFAS No. 96. The impact of the adoption of SFAS No. 109 was not material. Certain items of income and expense are included in one period for financial reporting purposes and another for income tax purposes. Deferred income taxes are provided in recognition of these differences. Deferred tax assets and liabilities are determined based on the enacted tax rates and are subsequently adjusted for changes in the tax rates. A change in the deferred tax assets or liabilities result in a charge or credit to deferred tax expense.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets.

HOMEBUILDING REVENUES
Homebuilding revenues are recognized when home sales are completed and title passes to the customer at settlement.

SERVICE LIABILITIES
Service and warranty costs are estimated and accrued for at the time of settlement of a home.

HOUSING INVENTORIES
Housing inventories consist principally of homes under construction, land under development, improved lots and land held for future development or resale. Inventories are stated at the lower of cost or net realizable value for each parcel or subdivision and are reported net of valuation reserves.
Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion, holding and disposal. Inventory valuation reserves were $31.8 and $53.3 million at December 31, 1994 and 1993, respectively. Estimates of net realizable value are reviewed periodically and valuation reserve adjustments, if appropriate, are reflected in results of operations in the period in which such estimates change. The decrease in the reserve during 1994 is primarily attributable to the sale of inventories primarily in California that were negatively impacted by a decline in economic and market conditions and for which a provision was taken in the third quarter of 1993.
     Costs of inventory include direct costs of land, material acquisition, home construction and related direct overhead expenses. Real estate taxes, insurance and interest are capitalized during the land development stage. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.
     The following table is a summary of capitalized interest:

                                                1994            1993
---------------------------------------------------------------------
Capitalized interest as of January 1,       $ 25,539        $ 25,097
Interest capitalized                          12,282           5,327
Interest amortized                            15,578           4,885
---------------------------------------------------------------------
Capitalized interest as of December 31,     $ 22,243        $ 25,539
---------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED
Cost in excess of net assets of acquired businesses (goodwill) is being amortized on a straight-line basis over 30 years.

LOAN ORIGINATION FEES, COSTS, AND MORTGAGE DISCOUNTS
Loan origination fees, net of the related direct origination costs, and loan discount points, are deferred as an adjustment to the carrying value of the related mortgage loans held for sale and are recognized into income upon the sale of the mortgage loans.
     Discounts on mortgage collateral for the bonds of the limited-purpose subsidiaries primarily represent loan origination discount points and purchase price discounts. These discounts are deferred as an adjustment to the recorded book value of the related mortgage loans. They are amortized into interest income over their respective lives using the interest method, which is adjusted for the effect of prepayments.

HEDGING CONTRACTS
The company enters into forward delivery contracts, options on forward delivery contracts, futures contracts and options on futures contracts, (collectively referred to as hedging contracts), as an end-user, for the purpose of minimizing its exposure to movements in interest rates on mortgage loan commitments and mortgage loans held for sale. These hedging contracts primarily represent commitments or options to purchase or sell mortgages or securities generally within 90 days and at a specified price or yield. Forward delivery contracts and futures are commitments only, and as such, are not recorded on the company's balance sheet or statement of earnings. Option premiums are deferred when paid and recognized as an adjustment to gains on sales of mortgages over the lives of the options on a straight-line basis. Changes in the market value of hedging contracts are deferred and included in mortgage loans held for sale. Changes in market value are recognized in income as an adjustment to gains on sales of mortgages when the loans and securities are sold.

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

MORTGAGE LOANS HELD FOR SALE
Mortgage loans are held for sale and are valued at the lower of cost or market determined on an aggregate basis. The gain or loss on the sale of the loans is recognized at the time of the sale.

MORTGAGE-BACKED SECURITIES
The company has classified its mortgage-backed securities into three categories: held to maturity, available for sale, and trading. Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designations as of each balance sheet date.
     Investment securities are classified as held-to-maturity when the company has the positive intent and ability to hold the securities to maturity. Securities that are classified as held to maturity are stated at amortized cost. Those securities meeting the held-to-maturity criteria are primarily those currently held in a limited-purpose subsidiary whose bond indentures prohibit liquidation of the collateral unless the corresponding bonds are redeemed, or those which were previously held in a limited-purpose subsidiary and redeemed. The bonds payable in this category generally cannot be redeemed until the principal balance of the bonds payable is less than 15 percent of the original balance. Prepayment risk is the only significant risk associated with the mortgage-backed securities classified as held-to-maturity.
     Securities that are classified as available-for-sale are measured at fair value with the unrealized gains and losses, net of tax, reflected as a component of stockholders' equity. At December 31, 1994, these securities are primarily mortgage-backed securities that had previously been held as collateral for bonds payable in a limited purpose subsidiary, but had call rights that allowed for redemption prior to the principal balance being paid down to 15 percent of the original balance. Lastly, securities classified as trading are measured at fair value with gains and losses, both realized and unrealized, recognized in the statement of earnings. At December 31, 1994 there were no securities classified as trading.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES

ACCOUNTING CHANGE

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". The company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle.
     The cumulative effect of adopting SFAS 115 as of January 1, 1994,increased net income by $2,076 (net of $1,384 in deferred income taxes), or $.13 per share. This cumulative effect adjustment related to unearned income of discount points on mortgage-backed securities, which can now be amortized into income during the period that the mortgage-backed securities are held.In addition to the cumulative effect adjustment, amortization of unearned income of discount points on mortgage-backed securitites was $1,527 for 1994. Prior to adopting SFAS 115, discount points were recognized as income only when the investment was sold. The January 1, 1994 balance of stockholders' equity was increased by $7,594 (net of $5,063 in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available for sale, which were previously carried at the lower of amortized cost or market. At December 31, 1994, the balance of the net unrealized gain on securities classified as available for sale, which is reflected as a component of stockholders' equity, was $1,763, net of $1,175 in deferred income taxes.The decline in this balance since January 1, 1994 is due to a reduction in fair value caused by the rising interest rate environment and the sale of a portion of this portfolio.

NOTE B: SEGMENT INFORMATION

                                             1994          1993          1992
                                      ----------------------------------------
REVENUES:
  Homebuilding                        $ 1,443,212   $ 1,203,563   $ 1,077,475
  Financial services                      147,187       160,474       141,934
  Limited-purpose subsidiaries             52,293       110,392       222,912
                                      ----------------------------------------
      Total                           $ 1,642,692   $ 1,474,429   $ 1,442,321
                                      ========================================

PRETAX EARNINGS (LOSS):
  Homebuilding                        $    10,928   $   (45,930)  $    11,048
  Financial services                       43,482        55,269        43,930
  Limited-purpose subsidiaries                 96           158         3,856
  Corporate expenses                      (17,187)      (14,240)      (16,496)
                                      ----------------------------------------
      Total                           $    37,319   $    (4,743)  $    42,338
                                      ========================================

DEPRECIATION AND AMORTIZATION:
  Homebuilding                        $    17,911   $     8,743   $     7,356
  Financial services                        4,250         7,132         7,018
  Limited-purpose subsidiaries              1,386         7,535        14,351
  Corporate                                 2,093         2,681         1,892
                                      ----------------------------------------
      Total                           $    25,640   $    26,091   $    30,617
                                      ========================================

IDENTIFIABLE ASSETS:
  Homebuilding                        $   733,072   $   638,477   $   601,289
  Financial services                      455,020       820,931       699,714
  Limited-purpose subsidiaries            464,333       807,956     1,580,642
  Corporate                                52,063        48,329        15,036
                                      ----------------------------------------
      Total                           $ 1,704,488   $ 2,315,693   $ 2,896,681
                                      ========================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


NOTE C:   INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES

The company participates in homebuilding joint ventures primarily in its California and the Mid-Atlantic Regions. Summarized financial information for all joint venture entities accounted for under the equity method is as follows:

STATEMENTS OF (LOSSES) EARNINGS


Year ended December 31,           1994         1993         1992
----------------------------------------------------------------
Revenues                     $ 38,900     $ 72,527     $ 112,453
Cost of sales                  36,718       67,912       120,063
Expenses                        2,544        3,930         8,829
----------------------------------------------------------------
Pretax (losses) earnings     $   (362)    $    685     $ (16,439)
----------------------------------------------------------------

The company's share of
  pretax (losses) earnings   $    (37)    $ (1,940)    $  (1,831)
----------------------------------------------------------------

BALANCE SHEETS


December 31,                                  1994          1993
----------------------------------------------------------------
Assets:
 Housing inventories                        $ 31,698    $ 52,058
 Other assets                                  9,636      13,544
----------------------------------------------------------------
   Total assets                             $ 41,334    $ 65,602
----------------------------------------------------------------
Liabilities and Partners' Equity:
 Debt                                       $ 14,219    $ 19,100
 Other liabilities                             9,286       7,999
 Due to the company                            8,195      12,407
----------------------------------------------------------------
  Total liabilities                           31,700      39,506
----------------------------------------------------------------
 The company's equity                          3,305      10,659
 Other partners' equity                        6,329      15,437
  Total equity                                 9,634      26,096
----------------------------------------------------------------
    Total liabilities and equity             $41,334    $ 65,602
----------------------------------------------------------------

     The company generally has a 50 percent interest in these joint ventures and records its interest in their operating results using the equity method. The company's share of operating results is not always in proportion to its ownership interest. The company's share of pretax earnings (losses) included charges to earnings of $2,400 in 1993, due to joint venture developments in the Mid-Atlantic region. The company's 1991 loss from unconsolidated joint ventures included a $13,000 provision for losses due to joint venture developments in Southern California. These losses were reflected in the pretax losses of the joint ventures in 1992.
      Some joint ventures issue performance or development bonds to municipalities to insure completion of public facilities such as roads and sewers. Performance and development bonds were $5,464 and $9,977 at December 31, 1994 and 1993, respectively. The joint ventures primarily use non-recourse financing arrangements collateralized by joint venture land and improvements. The company had guaranteed $2,535 and $3,301 of joint venture debt at December
31, 1994 and 1993, respectively.

Note D:   ASSETS OF THE FINANCIAL SERVICES AND LIMITED-PURPOSE
SUBSIDIARIES SEGMENTS

FINANCIAL SERVICES SEGMENT
Mortgage loans held for sale consist of loans collateralized by first mortgages or first deeds of trust on single family attached or detached houses. Mortgage-backed securities, net, consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, and notes receivable secured by mortgage-backed securities. The notes receivable have been obtained from various participants upon an early redemption of certain bond series issued by the limited-purpose subsidiaries. Principal payments received on the underlying mortgage securities are applied to the outstanding balance of the note.
     Mortgage loans held for sale and mortgage-backed securities, net, were reported net of mortgage discounts of $4,175 and $9,048 at December 31, 1994 and 1993, respectively. These mortgage loans held for sale and mortgage-backed securities, net, are pledged as collateral for certain short-term notes payable (see Note E).

     The financial services segment serviced 81,000 and 106,000 loans with principal balances totaling $6.9 billion and $9.8 billion at December 31, 1994 and 1993, respectively. As a mortgage servicer, the company may incur risk with respect to mortgages that are delinquent or in foreclosure to the extent that losses are not covered by a mortgage insurer or guarantor. At December 31, 1994 and 1993, $2,201 and $1,540, respectively, was reserved for potential losses on the servicing portfolio. These reserves are established based on the current economic environment and historical experience for foreclosures and delinquencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES

LIMITED-PURPOSE SUBSIDIARIES SEGMENT

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

     The components of collateral for bonds payable at December 31 are summarized as follows:

                                              1994            1993
-------------------------------------------------------------------
Mortgage loans                           $  86,255      $  110,128
Mortgage-backed securities                 358,325         599,180
Funds held by trustee                       25,378         104,908
Mortgage discounts                         (10,914)        (16,142)
-------------------------------------------------------------------
          Total                          $ 459,044      $  798,074
-------------------------------------------------------------------

     Cash reserves totaling $1,701 and $2,247 as of December 31, 1994 and 1993, respectively, provide additional security for the bonds and will be available for payment on the bonds in the event of certain circumstances as described in the trust indentures. Neither The Ryland Group, Inc. nor its homebuilding and financial services subsidiaries have guaranteed or are otherwise obligated with respect to these bond issues.

MORTGAGE-BACKED SECURITIES-UNREALIZED GAINS AND LOSSES

The following is a summary of mortgage-backed securities relating to the financial services segment and limited-purpose subsidiaries as of December 31, 1994:

                                    	 Gross         Gross
                             Amortized   Unrealized    Unrealized
                   	       Cost        Gains        Losses      Fair Value
------------------------------------------------------------------------------
Available-for-sale:
 Financial Services Segment  $  60,709  $  3,082        $   144    $  63,647
Held-to-Maturity:
 Financial Services Segment    107,473     3,853            815      110,511
 Limited-purpose subsidiaries  349,759    11,358          4,615      356,502
                             -----------------------------------------------
   Total                     $ 517,941  $ 18,293        $ 5,574    $ 530,660
------------------------------------------------------------------------------

NOTE E:   FINANCIAL SERVICES SEGMENT SHORT-TERM NOTES PAYABLE

The financial services segment had outstanding borrowings at December 31 as follows:

                                                 1994            1993
---------------------------------------------------------------------
Mortgage warehouse agreement                 $ 199,500       $291,558
Repurchase agreements                          178,129        375,375
Revolving credit agreement                        -            50,000
---------------------------------------------------------------------
  Total outstanding borrowings               $ 377,629       $716,933
----------------------------------------------------------------------

     During 1994, the financial services segment combined its mortgage warehouse agreement with the previous revolving credit agreement into a new mortgage warehouse agreement with commitments of $400,000 including a working capital component. The working capital advances are secured by the common stock of one of the company's subsidiaries within the financial services segment, certain loan servicing rights and the related loan servicing advances. Borrowings outstanding under this agreement totaling $199,500 at December 31, 1994, were collateralized by mortgage loans held for sale with outstanding principal balances of $197,366 and loan servicing advances of $17,600. The outstanding warehouse borrowings totaling $291,558 at December 31, 1993, were collateralized by mortgage loans held for sale with outstanding principal balances of $327,524. The current agreement expires in May 1995. Historically, the mortgage warehouse agreement has been renewed on an annual basis. The effective interest rates on these borrowings were 2.1 percent, 2.4 percent, and 2.4 percent, for 1994, 1993 and 1992, respectively. The mortgage warehouse agreement contains certain financial covenants, which the company met at December 31, 1994.
     The repurchase agreements represent short-term borrowings. The collateral for these borrowings consists of mortgage loans held for sale and mortgage-backed securities, net, with outstanding balances on December 31, 1994 and 1993 of $183,260 and $385,366, respectively. The effective interest rates were 4.6 percent, 3.7 percent, and 4.0 percent for 1994, 1993 and 1992, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


     The following table provides additional information relating to the mortgage loans and mortgage-backed securities collateralizing the repurchase agreements at December 31, 1994:

                          ASSETS
                 -------------------------
                 Carrying   Accrued    Fair    Repurchase  Interest
Maturity          Value    Interest    Value    Liability    Rate
--------------------------------------------------------------------
Up to 30 days    $ 19,359  $ 142    $ 19,400   $ 18,705       6.6%
31 to 90 days      81,922    679      82,718     78,622       6.4%
Demand             81,979    676      84,107     80,802       5.8%
--------------------------------------------------------
  Total          $183,260  1,497    $186,225   $178,129
--------------------------------------------------------------------

     At December 31, 1993 the financial services segment had borrowed $50,000 under a $50,000 revolving credit agreement that expired in May 1994. The common stock of one of the company's subsidiaries within the financial services segment was pledged as collateral for the revolving credit agreement. The effective interest rates for borrowings under the revolving credit agreement were 2.3 percent and 3.1 percent for 1993 and 1992, respectively. This facility was replaced with the aforementioned mortgage warehouse agreement.
     The company also had a secured $35 million credit agreement to be used for the short-term financing of optional bond redemptions, which was renewed in January 1995. The agreement carries a one year term and bears interest at market rates. The effective interest rate for this credit agreement during 1994 was 1.25 percent. There were no amounts outstanding under this facility at December 31, 1994.

NOTE F:   OFF BALANCE SHEET FINANCIAL INSTRUMENTS RELATED TO MORTGAGE LOAN
ORIGINATIONS

The company is a party to financial instruments in the normal course of business. The financial services segment uses financial instruments to meet the financing needs of its customer and reduce its exposure to fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and market risk not recognized in the consolidated balance sheets. The company has no derivative financial instruments that are held for trading purposes.
     The contract or notional amounts of these financial instruments as of December 31 are as follows:

                                              1994           1993
--------------------------------------------------------------------
Financial Services Segment
Commitments to originate mortgage loans        $ 85,466      $ 242,944
Hedging contracts:
    Forward delivery contracts                  146,900        411,650
    Options on forward delivery contracts         5,000         55,000
    Futures contracts                               -            1,000


     In addition, to protect against exposure to interest rate fluctuations on adjustable-rate mortgage-loan commitments, at December 31, 1994 and 1993, the company contracted with various parities to deliver $205,466 and $372,635, respectively, in adjustable-rate mortgage loans for a specified price on a primarily best efforts basis.
     Commitments to originate mortgage loans represent loan commitments with customers at current market rates up to 120 days before settlement. Loan commitments have no carrying value on the balance sheet. These commitments expose the company to market risk as a result of increases in mortgage interest rates. The amount of risk is limited to the difference between the contract price and current market value, and is mitigated by fees collected from the customer and by the company's hedging activities. Loan commitments had interest rates ranging from 5.3 percent to 11.9 percent as of December 31,1994, and 4.4 percent to 8.9 percent as of December 31, 1993.
     Hedging contracts are regularly entered into by the company for the purpose of mitigating its exposure to movements in interest rates on mortgage commitments and mortgage loans held for sale. The selection of these hedging contracts is based upon the company's marketing strategy, which establishes a risk tolerance level. The major factors influencing the use of the various hedging contracts include general market conditions, interest rate, types of mortgages originated, and the percentage of mortgage loan commitments expected to be funded. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with the mortgage loan commitments and mortgage loans held for sale. Exposure to credit risk in the event of nonperformance by the other parties to the hedging contracts would be limited to the difference between the contract price and current market value of the hedged item, which would be a small percentage of the outstanding commitments and would be limited to those instances where the company was in a net unrealized gain position. The company manages this credit risk by entering into agreements with counterparties meeting the credit standards of the company and monitoring position limits. Net deferred hedging gains included with mortgage loans held for sale on the company's balance sheet at December 31, 1994 and 1993, amounted to $423 and $226, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


NOTE G:    FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ( FAS 107), requires disclosure of fair value financial information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those fair values are significantly affected by the assumptions used, including the discount rate and estimates of cash flow. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.
     SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the company.
     The table below sets forth the carrying values and fair values of the company's financial instruments, except for those financial instruments noted below for which the carrying values approximate fair values at the end of the year.

                                       1994                  1993
----------------------------------------------------------------------
                                  Carrying    Fair     Carrying    Fair
                                   Value      Value      Value     Value
-----------------------------------------------------------------------
Homebuilding
Liabilities:
   Secured notes payable             25,560    25,527    30,881   30,881
   Senior notes                      53,000    51,869    56,000   61,419
   Senior subordinated notes        200,000   171,220   200,000  211,510

Financial Services
Assets:
   Mortgage loans held
     for sale, net                  214,772   215,876   535,679  542,272
   Mortgage-backed
     securities, net                   -        -       192,417  215,327
   Mortgage-backed securities,
     held-to-maturity, net          107,473   110,511       -        -
   Mortgage-backed securities,
     available-for-sale, net         63,647    63,647       -        -
Off-balance sheet
   financial instruments:
   Forward delivery contracts          -         (453)      -       (874)
   Futures contracts                   -         -          -          9
   Options on forward delivery
     contracts                         -           13       -         -
   Commitments to originate
     mortgage loans                    -          (61)      -        (45)
   Call right options                  -        2,547       -      9,000

Limited-purpose subsidiaries
Assets:
   Collateral for bonds payable     459,044   468,179   798,074  866,669

Liabilities:
   Bonds payable, net               446,752   466,714   778,428  850,153


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


     The company used the following methods and assumptions in estimating fair values:
     Cash and cash equivalents, industrial revenue bonds, bank credit agreement, loan servicing receivables and short-term notes payable: The carrying amounts reported in the balance sheet approximate fair values.
     Secured notes payable and senior notes: The fair values of the company's secured notes payable and senior notes are estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements.
     Senior subordinated notes, mortgage loans held for sale, mortgage-backed securities, the various hedging contracts if settled on December 31, 1994, and mortgage loan commitments: The fair values of these financial instruments are estimated based on quoted market prices for similar financial instruments.
     Call right options: In estimating the fair value, current mortgage prepayment speeds and mortgage collateral balances were used to estimate when the call rights would be exercisable. Based on year-end 1994 and 1993 collateral prices, the implied net gains that could be realized on exercise of the options and sale of the mortgage collateral were estimated. These net gains were then discounted using a current long-term market interest rate.

NOTE H:   LIMITED-PURPOSE SUBSIDIARIES BONDS PAYABLE

Mortgage-backed bonds are issued by the limited-purpose subsidiaries.
Payments are made on the bonds on a periodic basis as a result of, and in amounts related to, corresponding payments received on the underlying mortgage collateral.
     The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

                                          1994               1993
----------------------------------------------------------------------
Bonds payable, net of
discounts: 1994-$7,862
1993-$11,459                             $    446,752       $     778,428
Range of interest rates                  7.25-12.625%       7.25%-12.625%
Stated maturities                           2006-2021         2004 - 2021


     The limited-purpose subsidiaries have issued on behalf of other companies, securities with initial principal amounts of $1.5 billion in 1994 and $5.7 billion in 1993. The limited-purpose subsidiaries have relinquished all risks and rewards relating to these series and the associated mortgage collateral. As a result, they are excluded from the company's consolidated balance sheets in accordance with generally accepted accounting principles.

NOTE I:   LONG-TERM DEBT

Long-term debt consists of the following:


December 31,                               1994         1993
---------------------------------------------------------------
Industrial revenue bonds               $  2,684     $  4,159
Secured notes payable                    25,560       30,881
Bank credit agreement                   127,500       90,000
Senior notes                             53,000       56,000
Senior subordinated notes               200,000      200,000
------------------------------------------------------------
                                        408,744      381,040
Less current portion                    (18,062)     (29,316)
------------------------------------------------------------
                                      $ 390,682    $ 351,724
------------------------------------------------------------

     Industrial revenue bonds (IRBs) due in 1999 were issued in connection with the construction of manufacturing plants and bear interest at rates approximating short-term, tax-exempt rates. The combined effective interest rates for 1994,1993 and 1992 were 3.3 percent, 3.1 percent and 3.1 percent, respectively.
     The IRBs are collateralized with a first lien on all real and personal property at the respective sites, having a net carrying value on December 31, 1994 and 1993 of $5,143 and $7,841, respectively.
     The company's secured notes payable bear interest at 6.4 to 10 percent and are secured by land included in inventories with a carrying value of approximately $38,037 and $47,000 as of December 31, 1994 and 1993, respectively. The note maturities range from 1995 to 1999.
     The company has an unsecured credit agreement with a group of banks which allows the company to borrow up to $250,000 for a three-year period. This agreement matures in July 1996. Borrowings under the agreement bear interest at variable short-term rates. The effective interest rates for 1994, 1993 and 1992 were 6.6 percent, 5.0 percent and 4.4 percent, respectively.
     At December 31, 1994, the company had $53,000 of senior notes outstanding. The notes bear a fixed interest rate of 10.5 percent and mature in the years 1996 through 2000.
     In December 1993, the company completed an offering of $100,000 of 9.625 percent senior subordinated notes, due 2004, with interest payable semi-annually. The notes are subordinated to all existing and future senior debt of the company and may be redeemed at the option of the company, in whole or in part, at any time on or after December 1, 2000. The company also has $100,000 of 10.5 percent senior subordinated notes outstanding, due July 15, 2002, with interest payable semi-annually. The notes are subordinated to all existing and future senior debt of the company and may be redeemed at the option of the company, in whole or in part, at any time on or after July 15, 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES



     Maturities of long-term debt for each of the next five years are as follows:
    1995                                       $ 18,062
    1996                                        164,203
    1997                                         16,078
    1998                                            836
    1999                                          1,565

     The IRB loan agreements, the bank credit agreement, senior note agreements and senior subordinated indenture agreements contain certain financial covenants. Under the loan covenants the company has $24,889 of retained earnings available for dividends at December 31, 1994. At December 31, 1994, the company is in compliance with its covenants.


NOTE J:   INCOME TAXES

The company's expense (benefit) for income taxes for the years ended December 31 is summarized as follows:

       >

                                        1994        1993         1992
---------------------------------------------------------------------
                                   <C.
Current:
Federal                            $   9,806    $ 21,938    $ 20,428
State                                  2,109       4,718       4,177
---------------------------------------------------------------------
Total current                         11,915      26,656      24,605
--------------------------------------------------------------------
Deferred:
 Federal                               2,480     (23,656)     (8,125)
 State                                   533      (5,087)     (1,662)
---------------------------------------------------------------------
Total deferred                         3,013     (28,743)     (9,787)
---------------------------------------------------------------------
Total expense (benefit)            $  14,928     $(2,087)   $ 14,818
---------------------------------------------------------------------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
     A reconciliation between the total income tax expense (benefit) and the income tax expense (benefit) computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                      1994         1993          1992
----------------------------------------------------------------------
Computed income taxes at
statutory rate (35% for 1994
 and 1993 and 34% for 1992)       $ 13,062     $(1,660)     $ 14,395
  Applicable state taxes             1,698        (215)        1,816
  Goodwill amortization                408         408           395
  RSOP dividend                       (401)       (328)       (1,025)
  Other, net                           161        (292)         (763)
---------------------------------------------------------------------
Total actual income
tax expense (benefit)            $  14,928     $(2,087)    $  14,818
---------------------------------------------------------------------

Significant components of the company's deferred tax liabilities and assets as of December 31 were as follows:

                                                        1994            1993
-----------------------------------------------------------------------------
Deferred tax assets:
  Operational reserves                               $ 22,519        $ 28,972
  Employee benefit plans                                4,479           3,916
  Capitalization of costs to inventory                  6,756           3,761
  Recognition of joint venture income                   2,474           4,076
  Other                                                 4,227           4,218
-----------------------------------------------------------------------------
Total deferred tax assets                            $ 40,455        $ 44,943
-----------------------------------------------------------------------------
Deferred tax liabilities:
  Gross profit from sales reported
     on the installment method                       $ (6,082)       $ (8,097)
  Amortization of servicing and administration rights     -              (620)
  Preconstruction interest                             (3,039)         (3,504)
  Unrealized market gain                               (1,690)             -
  Other							       (1,822)           (712)
-----------------------------------------------------------------------------
 Total deferred tax liabilities                      $(12,633)       $(12,933)
-----------------------------------------------------------------------------
Net deferred tax asset                               $ 27,822        $ 32,010
-----------------------------------------------------------------------------


     The company has determined that no valuation allowance for the deferred tax asset is required. The company had a current tax asset of $11,614 as of December 31, 1994, and a current tax liability of $1,413 as of December 31, 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES

NOTE K:  STOCKHOLDERS' EQUITY

PREFERRED STOCK
On August 31, 1989, the company sold 1,267,327 shares of non-transferable convertible preferred stock, par value $1.00, to the RSOP Trust for $31.5625 per share, or an aggregate purchase price of approximately $40,000 (see Note
L).
     Each share of preferred stock pays an annual cumulative dividend of $2.21. During 1994, 1993 and 1992, the company paid $2,441, $2,589, and
$2,677, respectively, in dividends on the preferred stock. Each share of preferred stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the preferred stock generally vote together with the common stockholders on all matters.
     Under the RSOP Trust, at the option of the trustee, the company may be obligated to redeem the preferred stock to satisfy distribution obligations to or investment elections of participants. For purposes of these redemptions, the value of each share of preferred stock is determined monthly by an independent appraiser, with a minimum guaranteed value of $25.25 per share. The company may issue common stock to satisfy this redemption obligation, with any excess redemption price to be paid in cash. At December 31, 1994 and 1993, the maximum cash obligation for such redemptions was shown outside of stockholders' equity, as part of other liabilities. This obligation is calculated assuming that all preferred shares outstanding were submitted for redemption.
     Based upon the appraised value of each share of preferred stock ($25.25, $29.125, and $27.875), and the market value of each share of common stock ($15.00, $20.00, and $20.75), at December 31, 1994, 1993 and 1992,
respectively, and the application of a proportionate amount of the note due from the RSOP Trust, the net amount of this obligation at December 31, 1994, 1993 and 1992 is $3,453, $2,398, and $1,525, respectively. During 1994 and
1993, 80,749 and 44,881 shares of preferred stock were converted into shares of common stock.

COMMON STOCK OFFERING
During the first quarter of 1992, the company completed an offering of 2,875,000 shares of common stock. The proceeds of $66,900 were intended for the expansion of business.

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

NOTE L:   EMPLOYEE INCENTIVE AND STOCK PLANS

The company's employee incentive and stock plans are as follows:

RETIREMENT AND STOCK OWNERSHIP PLAN
On August 16, 1989, the company established an employee stock ownership plan, known as the RSOP Trust.
     The RSOP Trust's purchase of shares of preferred stock was financed by a loan to the RSOP Trust by the company in an amount of $40,000. The loan bears interest at the rate of 9.99 percent and is expected to be repaid by the RSOP Trust through dividends received on the preferred stock and company contributions. The RSOP Trust incurred interest on this loan in 1994, 1993 and 1992 of $2,637, $3,045, and $3,322, respectively. Preferred shares are collateral for the loan and are released to the RSOP Trust as debt payments are made. As of December 31, 1994, 486,256 shares under the RSOP Trust have been allocated to participants and 586,647 shares remain unallocated.
     There are two components within the RSOP, a 401(k) plan and a profit sharing plan. All full-time employees are eligible to participate in the RSOP. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of participant's income into trustee investments in stock, bonds or mutual funds. Compensation expense reflects the company's matching contributions of the employee 401(K) contributions and the discretionary profit sharing contribution. Total compensation expense amounted to $4,986, $5,042, and $4,255 in 1994, 1993 and 1992, respectively.

EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS
The company's 1992 Equity Incentive Plan permits the company to provide equity incentives in the form of stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards to employees. Under the company's 1992 Equity Incentive Plan, options are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE RYLAND GROUP, INC. AND SUBSIDIARIES

granted to purchase shares at prices not less than the fair market value of the shares at the date of grant. The options are exercisable at various datesover one to ten year periods. In 1994, the plan was amended to change the vesting period from five to three years from the date of grant.
     Pursuant to the Equity Incentive Plan, the Board of Directors adopted a long term incentive plan for officers and key employees. After each fiscal year, shares of the company's common stock and cash are credited to the accounts of the participants according to a prescribed formula. Total compensation expense relating to this plan amounted to $2,504 in 1994 and $2,987 in 1992. Due to a net loss in 1993, there was no compensation expense relating to this plan in that year.
     Under the company's Non-employee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair market value of the shares at the date of grant. In 1994, the plan was amended to change vesting from five years to three years from the date of grant. A maximum of 100,000 shares of common stock has been reserved for issuance under this plan.
     On November 29, 1993 the company entered into a Stock Unit Agreement with an officer, pursuant to the Equity Incentive Plan. The company granted to the officer 75,000 stock units. Each stock unit is payable in one share of the company's common stock. The units vest in increments of 15,000 units for five years beginning November 1, 1994. For 1994, the company recognized compensation expense of $315 under this plan

The following is a summary of the transactions relating to all stock option plans for each year ended December 31:

                                           1994        1993           1992
---------------------------------------------------------------------------
Options outstanding
  Beginning of year                   1,040,530   1,034,792      1,199,002
   Granted                              507,600     240,800         90,100
   Exercised                            (45,030)    (94,622)      (195,250)
   Canceled                            (240,501)   (140,440)      ( 59,060)
---------------------------------------------------------------------------
Options outstanding
end of year                            1,262,599  1,040,530      1,034,792
Available for future grant               708,157    737,351        703,963
--------------------------------------------------------------------------
Total shares reserved                  1,970,756  1,777,881      1,738,755
--------------------------------------------------------------------------
Options exercisable at
December 31                              656,827    600,500        506,452
--------------------------------------------------------------------------

Prices related to
options exercised
during the year                  $10.13-20.75  $10.13-$23.25  $2.81-$26.00


     Prices related to options outstanding on December 31, 1994 ranged from $10.94 to $26.00.

RESTRICTED STOCK
The company terminated a restricted stock agreement with an officer upon the officer's resignation on August 1, 1993. The company had previously released 40,000 of the 150,000 shares of restricted stock sold to the officer in consideration of the officer's employment.

NOTE M:   COMMITMENTS AND CONTINGENCIES

In order to assure the future availability of land for homebuilding, the company had deposits and letters of credit outstanding on option contracts and land purchase commitments of $24,498 and $26,049, as of December 31, 1994 and 1993, respectively. These commitments expire at various dates through 2001.
     Some municipalities require the company to issue development bonds to assure completion of public facilities within a project. Total development bonds at December 31, 1994 and 1993 were $75,327 and $66,659, respectively.
     Total rent expense, primarily relating to office facilities, model home furniture and equipment, was $15,373, $11,893, and $10,325 for the years ended December 31, 1994, 1993 and 1992, respectively. Future minimum rental commitments under non-cancelable leases with remaining terms in excess of one year are as follows:


1995                                        $9,025
1996                                         8,209
1997                                         6,694
1998                                         4,173
1999                                         3,106
After 1999                                   5,495
                                           -------
Total lease commitments                    $36,702
                                           =======

     In addition, the financial services segment uses bank letters of credit and cash to provide for additional security under certain of its securities administration agreements. At December 31, 1994 and 1993, $5,120 and $8,782, was outstanding under these arrangements, respectively.
      Contingent liabilities may arise from the obligations incurred in the ordinary course of business, or from the usual obligations of on-site housing producers or the completion of contracts. The company is also party to various legal proceedings generally incidental to its businesses. Based on evaluation of these matters and discussions with counsel, management believes that liabilities to the company arising from these matters will not have a material adverse effect on the financial condition of the company.

REPORT OF INDEPENDENT AUDITORS
THE RYLAND GROUP, INC. AND SUBSIDIARIES

BOARD OF DIRECTORS AND STOCKHOLDERS
THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based onour audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free ofmaterial misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note A to the financial statements, effective January 1, 1994,the company changed its method of accounting for investments in debt securities in accordance with the adoption of FAS No. 115.



                                        \s\ Ernst & Young LLP




Baltimore, Maryland
February 1, 1994

REPORT OF MANAGEMENT
THE RYLAND GROUP, INC. AND SUBSIDIARIES


Management of the company is responsible for the integrity and accuracy of thefinancial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments and estimates.

The accounting systems which record, summarize and report financial information are supported by internal control systems, which are designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with company policies and procedures. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. These systems are the responsibility of management and are regularly tested by the company's internal auditors. The external auditors also review and test the effectiveness of these systems to the extent they deem necessary to express an opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the external auditors to review accounting, auditing and financial matters. Both the internal auditors and the external auditors have unrestricted access to the Audit Committee.




/s/ Michael D. Mangan
----------------------
Michael D. Mangan
Executive Vice President
Chief Financial Officer





/s/ Stephen B. Cook
---------------------
Stephen B. Cook
Vice President
Corporate Controller









                                             1994

=============================================================================
   Quarter Ended     Dec. 31       Sept. 30           June 30        March 31
=============================================================================

CONSOLIDATED RESULTS:
Revenues             $ 445,659     $ 447,832         $ 416,709      $ 332,492
Pretax earnings
(loss) before
cumulative effect
of  a change in
accounting
principle                3,776        13,982            12,636          6,925

Income tax expense
(benefit)                1,511         5,593             5,054          2,770
                     ----------    ---------         ---------      ---------
Net earnings (loss)
before cumulative
effect of a change
in accounting
principle                2,265         8,389             7,582          4,155

Cumulative effect
of a change in
accounting principle
(net of taxes of
$1,384)                  --            --                --             2,076
                      -------       --------           -------       --------
Net earnings (loss)   $  2,265      $  8,389           $ 7,582       $  6,231


Net earnings (loss)
per common share
(primary)             $   0.11      $   0.50           $  0.45       $ 0.36 (1)

Weighted average
common shares
outstanding             15,572        15,554            15,553         15,574
=============================================================================

(1) Includes the effect of a change in accounting principle of $0.13 per share.

(2) Reflects a $45 million pretax provision related to homebuilding inventories and investments in unconsolidated joint ventures.



                                                  1993
Quarter Ended     Dec. 31       Sept. 30 (2)       June 30        March 31
=============================================================================
CONSOLIDATED RESULTS:
Revenues           $ 430,225       $ 376,659         $ 371,993      $ 295,552

Pretax earnings
(loss) before
cumulative effect
of  a change in
accounting
principle             11,676         (36,570)            9,408         10,743

Income tax expense
(benefit)              4,069         (14,014)            3,668          4,190
                   ---------       ----------        ---------      ---------
Net earnings (loss)
before cumulative
effect of a change
in accounting
principle              7,607         (22,556)            5,740          6,553

Cumulative effect
of a change in
accounting principle
(net of taxes of
$1,384)                 --             --                  --            --
                      ---------    ----------           ---------     -------
Net earnings (loss)   $7,607       $ (22,556)          $ 5,740        $ 6,553

Net earnings (loss)
per common share
(primary)             $ 0.45       $   (1.52)          $  0.33        $  0.38

Weighted average
common shares
outstanding           15,480          15,310            15,555         15,575
=============================================================================

(1) Includes the effect of a change in accounting principle of $0.13 per share.
(2) Reflects a $45 million pretax provision related to homebuilding inventories and investments in unconsolidated joint ventures.

QUARTERLY FINANCIAL DATA
THE RYLAND GROUP INC., AND SUBSIDIARIES


(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)   UNAUDITED


COMMON STOCK PRICES AND DIVIDENDS
THE RYLAND GROUP, INC. AND SUBSIDIARIES


The Ryland Group, Inc. lists its common shares on the New York Stock Exchange, trading under the symbol RYL. The table below presents the high and low market prices and dividend information for the company. The number of common stockholders of record as of February 20, 1995 was approximately 3,500. (See
Note I for dividend restrictions)


                                                                  Dividends
                                                                  Declared
1994                       High             Low                   Per Share
=============================================================================

First quarter              $25 5/8          $19 3/4                   $0.15
Second quarter              21               17 3/8                    0.15
Third quarter               19 1/8           15 7/8                    0.15
Fourth quarter              16 3/8           12 7/8                    0.15


                                                                  Dividends
                                                                  Declared
1993                       High             Low                   Per Share
=============================================================================

First quarter             $24 1/2          $18                        $0.15
Second quarter             21 7/8           18 1/4                     0.15
Third quarter              19 3/4           15 7/8                     0.15
Fourth quarter             20 5/8           18 1/2                     0.15
