Form 10-K405, Exhibit 13
period 1995-12-31
RYLAND GROUP INC
filed 1996-03-26
CIK 85974

                         The Ryland Group, Inc. and Subsidiaries

                               SELECTED FINANCIAL DATA

(dollar amounts in millions, except unit and per share data) unaudited

                              1995       1994       1993       1992       1991
                             -----      -----      ------     -----      -----
Annual Results:
Revenues
  Homebuilding               $1,458      $1,443     $1,204    $1,077    $  859
  Financial services
    and limited-purpose
    subsidiaries                127         176        247       347       334
                             ------       -----      -----     ------    -----
Total                         1,585       1,619      1,451     1,424     1,193
Cost of sales-homebuilding    1,280       1,262      1,059       940       744
Interest expense                 91         105        162       249       302
Selling, general and
  administrative expenses       211         225        201       200       126
Impairment of inventories
  and joint venture
  investments(1)                 45           0         45         0        13
                            -------       -----     ------     ------    -----
(Loss) earnings from
  continuing operations
  before taxes                  (42)         27        (16)       35         8
Tax (benefit) expense           (17)         11         (6)       12         3
                            -------       ------    ------     -----     -----
Net (loss) earnings from
  continuing operations         (25)         16        (10)       23         5
Discontinued operations,
  net of taxes(2)
    Earnings from
     discontinued operations      3           6          7         5         4
    Gain on sale of
     discontinued operations     19           0          0         0         0
                            -------       ------     ------    ------    -----
Net (loss) earnings before
  cumulative effect
  of accounting change           (3)         22         (3)       28         9
Cumulative effect of
  accounting change,
  net of taxes(3)                 0           2          0         0         0
                             ------      ------     ------   -------   -------
Net (loss) earnings          $   (3)     $   24     $   (3)   $   28    $    9
                             ======      ======     ======    ======    ======

Year-End Position:
Assets
  Housing inventories        $  538      $  600     $  492    $  485    $  355
  Mortgage loans
     held for sale              285         215        536       393       178
  Mortgage-backed
     securities and
     notes receivable           113         171        192       241       174
  Collateral for bonds
    payable of
    limited-purpose
    subsidiaries                375         459        798     1,560     2,674
  Other assets                  270         259        298       218       178
                             ------      ------     ------    ------    ------
    Total assets             $1,581      $1,704     $2,316    $2,897    $3,559
                             ======      ======     ======    ======    ======

Liabilities
  Long-term debt             $  397      $  409     $  381    $  318    $  219
  Short-term notes payable      367         378        717       588       348
  Bonds payable of
    limited-purpose
    subsidiaries                365         447        778     1,533     2,617
  Other liabilities             151         158        147       152       156
                             ------      ------     ------    ------    ------
    Total liabilities        $1,280      $1,392     $2,023    $2,591    $3,340
                             ======      ======     ======    ======    ======

Stockholders' equity         $  301      $  312     $  293    $  306    $  219
                             ======      ======     ======    ======    ======

Per Common Share Data:
Primary net (loss)
  earnings from
  continuing operations      $(1.78)     $ 0.90     $(0.79)   $ 1.36    $ 0.18
Primary net (loss)
  earnings before
  cumulative effect of
  accounting change          $(0.31)     $ 1.29     $(0.34)   $ 1.66    $ 0.53
Primary net (loss) earnings  $(0.31)     $ 1.42     $(0.34)   $ 1.66    $ 0.53
Dividends declared           $ 0.60      $ 0.60     $ 0.60    $ 0.60    $ 0.60
Stockholders' equity         $18.69      $19.56     $18.61    $19.43    $17.34

(1) 1995 and 1993 reflect $45 million pretax charges related to homebuilding inventories and investments in unconsolidated joint ventures, and 1991 reflects a $13 million pretax charge related to investments in unconsolidated joint ventures.

(2) The Company sold its institutional mortgage-securities administration business in the second quarter of 1995.

(3) The Company adopted Statement of Financial Accounting Standards No. 115- "Accounting for Certain Investments in Debt and Equity Securities" in 1994.

THE COMPANY

Operations of The Ryland Group, Inc. and subsidiaries (the "Company") consist of two business segments: homebuilding and financial services. The Company's homebuilding segment constructs and sells single-family attached and detached homes in 26 markets in 19 states throughout the United States. The financial services segment provides various mortgage-related products and services for retail customers and conducts investment activities.

RESULTS OF OPERATIONS

CONSOLIDATED

The Company reported a consolidated net loss of $2.6 million, or $.31 per share, for 1995, compared with consolidated net earnings of $24.5 million, or $1.42 per share, for 1994, and a consolidated net loss of $2.7 million, or $.34 per share, for 1993.

The Company's results for 1995 include an after-tax impairment charge of $27 million (pretax $45 million), primarily related to the Company's early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FASB 121") that resulted in reducing the carrying value of certain inventories and joint venture investments to fair value. In 1993, the Company had a pretax impairment charge of $45 million caused by a decline in economic and market conditions that resulted in reducing the carrying value of certain inventories and joint venture investments to net realizable value based on accounting rules in effect prior to the adoption of FASB 121. The 1994 results include $2.1 million, or $.13 per share, for the cumulative impact of an accounting change to adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994.

The Company's 1995 results also include a net after-tax gain of $19.5 million related to the second-quarter sale of the Company's institutional mortgage-securities administration business. The sale of this business is consistent with the Company's long-term strategy to focus on its core homebuilding and retail mortgage-finance operations. Earnings for the financial services segment for the second half of 1995 were, and future results will continue to be, negatively impacted by the sale of this business. For financial reporting purposes, net operating earnings of the institutional mortgage-securities administration business, amounting to $3.3 million for the six months ended June 30, 1995 (when the sale closed), $6.0 million for 1994 and $6.9 million for 1993, as well as the $19.5 million gain on the sale, have been reported as discontinued operations.

The Company's continuing operations, which exclude the gain on the sale and the results of the institutional mortgage-securities administration business, reported a consolidated net loss of $25.5 million, or $1.78 per share, for 1995 compared with consolidated net earnings of $16.4 million, or $.90 per share, for 1994 and a consolidated net loss of $9.6 million, or $.79 per share, for 1993.

The homebuilding segment recorded a pretax loss of $47.5 million for 1995 compared with pretax earnings of $10.9 million for 1994 and a pretax loss of $45.9 million for 1993. Homebuilding results in 1995, excluding the impairment charge, declined from 1994 primarily due to lower closing volume and gross profit margins.

The financial services segment reported pretax earnings of $17.9 million in 1995, compared with pretax earnings of $33.5 million for 1994. The decline from 1994 is primarily attributable to lower gains from sales of mortgages and mortgage servicing rights and a lower level of investment earnings.

Corporate expenses represent the costs of corporate functions which support the business segments. Corporate expenses totaling $12.9 million for 1995 were down $4.3 million from 1994 primarily as a result of staff reductions which occurred in the latter part of 1994 and lower payouts under the company's performance-based incentive plans.

Consolidated net earnings for 1994 reflected improved performance compared with 1993, when the Company recorded the aforementioned pretax impairment charge of $45 million. Homebuilding operations recorded pretax earnings of $10.9 million for 1994 compared with a pretax loss of $45.9 million for 1993. Homebuilding results for 1994, as compared with 1993 excluding the impairment charge, improved primarily due to higher closing volume and improved gross profit margins. The financial services segment reported pretax earnings of $33.5 million for 1994, a decrease of 23.4 percent from the $43.8 million reported a year earlier. The impact of a 40 percent decline in loan originations and lower gains from the sale of mortgage-backed securities were partially offset by higher gains from the sale of mortgage servicing rights. Corporate expenses totaling $17.2 million for 1994 were up $2.9 million from 1993 primarily as a result of increases in systems costs and higher employee-related costs associated with severance agreements and performance-based incentive plans.

The Company's limited-purpose subsidiaries are no longer issuing mortgage-backed securities and mortgage-participation securities. They do continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues of the limited-purpose subsidiaries consist primarily of interest on mortgage collateral subject to bond indebtedness. Expenses consist primarily of interest on the outstanding bonds and amortization of deferred costs. Revenues, expenses, and portfolio balances for the limited-purpose subsidiaries continue to decline as the mortgage collateral pledged to secure the bonds decreases due to scheduled principal payments, prepayments and exercises of early redemption provisions. Revenues have approximated expenses for the last three years. The Ryland Group, Inc. has not guaranteed the debt of the limited-purpose subsidiaries.

HOMEBUILDING SEGMENT

Results of operations for the homebuilding segment are summarized as follows (amounts in thousands except average closing price):

                                 1995           1994          1993
                                ------         ------        ------
Revenues                      $1,458,174    $1,443,212    $1,203,563
Gross profit                     178,428       181,391       144,734
Impairment of
   inventories and
   joint venture
   investments                    45,000             0        45,000
Selling, general and
   administrative
   expenses                      151,087       142,254       119,546
Interest expense                  29,807        28,209        26,118
                              ---------     ----------    ----------
Homebuilding pretax
  (loss) earnings             $  (47,466)   $   10,928    $  (45,930)
                              ==========    ==========    ==========
Average closing price         $  164,000    $  160,000    $  148,000
                              ==========    ==========    ==========

The Company's homebuilding segment reported a pretax loss of $47.5 million in 1995 compared with pretax earnings of $10.9 million in 1994 and a pretax loss of $45.9 million in 1993. The 1995 and 1993 losses were primarily related to pretax impairment charges of $45 million taken in each of the respective periods. The 1995 impairment charge was primarily related to the Company's early adoption of FASB 121, which affected its valuation of homebuilding inventories and investments in joint ventures. Of the $45 million pretax impairment charge taken in 1995, $31 million related to California inventories, and $14 million related to assets to be disposed of, including certain joint venture investments and subdivision lots.

FASB 121 provides that when events or changes in circumstances indicate that the carrying amount of assets might not be recoverable, companies should evaluate the need for an impairment writedown. In the fourth quarter of 1995, in response to competitive market pressures in California, the Company determined that some product repositioning, increased homebuyer incentives and reduced selling prices would be necessary in certain of its California subdivisions. The land inventory in most of these subdivisions was acquired in 1988 and 1989 and had a cost basis substantially in excess of current market values. Accordingly, the Company evaluated the affected California subdivisions and determined that certain subdivision inventories were impaired. Under FASB 121, a writedown of $31 million was required to state the impaired inventories at their fair value. Fair value was based upon an evaluation of comparable market prices, discounted cash flow analysis and expected returns for comparable properties.

In addition, the Company decided in the fourth quarter of 1995 to dispose of certain joint venture investments and certain other subdivision inventories because the Company believes that it can achieve higher returns on alternative uses of capital. As a result, the Company recorded a reserve of $14 million in the fourth quarter of 1995 to reduce the carrying value of these assets to their fair value less cost to sell. Of the total reserve, $7 million pertained to joint venture investments in the Washington, D.C. metropolitan area which the Company plans to dispose of in 1996. The remaining $7 million reserve primarily pertained to certain subdivision lots that the Company plans to dispose of during 1996, including lots in the Columbus, Dallas, and Washington, D.C. metropolitan areas.

The 1993 pretax impairment charge of $45 million was caused by a decline in economic and market conditions in California and the Mid-Atlantic and resulted in the reduction of the carrying value of certain inventories and joint venture investments to net realizable value. Of the total charge taken in 1993, $40 million related to properties in California and $5 million primarily related to inventories and joint venture investments in the Washington, D.C. metropolitan area.

Excluding the pretax impairment charges of $45 million in 1995 and 1993, the Company's homebuilding segment reported a pretax loss of $2.5 million for 1995 as compared with pretax earnings of $10.9 million for 1994 and a pretax loss of $.9 million for 1993. The decline in 1995 earnings was due to lower closing volume and gross profit margins, and the improvement in 1994, as compared with 1993, was due to an increase in closings and higher gross profit margins.

Homebuilding revenues increased 1.0 percent in 1995 compared with 1994 primarily due to a $4,000 increase in average closing price. The positive impact of the increase in closing price was partially offset by a .9 percent decline in wholly owned closings. Closing volume was down in 1995, primarily due to slower sales earlier in the year, particularly in the Mid-Atlantic region. Homebuilding revenues increased 19.9 percent in 1994 compared with 1993, due to a 11.7 percent increase in wholly owned closings and a $12,000 increase in average closing price. The increased volume in 1994 was in large part due to growth in new markets and higher sales in California. Also contributing to the increase was the impact of a full-year's sales from Scott Felder Homes in Texas, which was acquired in March 1993.

Gross profit margins, excluding the impairment charge, decreased to 12.2 percent for the year 1995, down from 12.6 percent for 1994. However, for the fourth quarter of 1995, gross margins improved to 13.1 percent compared with
12.2 percent for the fourth quarter of 1994. The sale of older inventories in the California and Mid-Atlantic regions and the Company's focus on reducing unsold homes under construction negatively impacted gross margins during 1995, particularly in the first half of the year. Gross profit margins increased to
12.6 percent in 1994 from 12.0 percent in 1993, excluding the 1993 impairment charge. The improvement in gross profit margins during 1994 was primarily attributable to a greater volume of closings from new, higher-margin communities, which more than offset the impact of higher closings from low-margin California communities.

The Company's gross profit margins during 1995 and 1994 were negatively impacted by the build-out of inventory in California that was affected by a decline in economic and market conditions. In conjunction with the implementation of FASB 121 and the resultant impairment charge taken in 1995, the affected California lots are now carried at fair value. As a result, the Company does not anticipate that gross profit margins for 1996 and beyond will be negatively impacted by the build-out and sale of homes on these lots.

In the Mid-Atlantic region, since the latter part of 1994 and throughout the first nine months of 1995, the Company had taken actions to close-out older communities with high-cost land positions. Closings on homes from these Mid-Atlantic close-out communities negatively affected margins through the first nine months of 1995. As of December 31, 1995, there were no remaining homes to be sold from these close-out communities.

Selling, general and administrative expenses, as a percent of revenues, were
10.4 percent for 1995 and 9.9 percent for 1994 and 1993. Included in selling, general, and administrative expenses for 1995 were $2.2 million of reorganization costs associated with the Company's initiatives to restructure its Mid-Atlantic and Southwest divisional operations. General and administrative expenses, excluding selling expenses and the reorganization costs, as a percentage of revenue, were unchanged for 1995 as compared with 1994. General and administrative expenses as a percentage of revenue, declined in 1994, as compared with 1993, due to the higher revenue base. Selling expenses as a percentage of revenues increased in 1995 and 1994 primarily due to costs associated with expansion into new markets and higher costs associated with the Company's new marketing and merchandising programs initiated in 1994.

Interest expense increased in 1995 and 1994 due to increases in the average homebuilding debt outstanding required to fund higher average inventories and increases in the average cost of funds. Increases in interest expense were mitigated by an increase in the amount of interest capitalized due to an increase in land under development.


HOMEBUILDING OPERATIONAL DATA

                                        Three months ended
                                           December 31,
                           --------------------------------------------
                           New Orders      %        Closings       %
                            (Units)      Change      (Units)     Change
                           ----------    ------     --------     ------
1995
Mid-Atlantic                  337         (28)         542        (25)
Midwest                       256          64          359         24
Southeast                     286          28          374         28
Southwest                     440          31          455         (4)
West                          214          10          347         (4)
California                    227          17          389         12
                            -----         ---        -----        ----
Total wholly-owned          1,760          12        2,466         (1)
Unconsolidated
  joint ventures                2         (91)           5        (67)
                            -----         ---        -----        ----
  Total                     1,762          11        2,471         (2)
                            =====         ===        =====       =====

                                            Year ended
                                            December 31,
                           --------------------------------------------
                           New Orders      %        Closings       %
                            (Units)      Change      (Units)     Change
                           ----------    ------     --------     ------
1995
Mid-Atlantic                1,994         (19)       2,363         (6)
Midwest                     1,307          31        1,112          6
Southeast                   1,399          21        1,260          3
Southwest                   1,923           5        1,794          1
West                        1,255           6        1,195         (1)
California                  1,244           5        1,182         (2)
                            -----         ---        -----         ----
Total wholly-owned          9,122           3        8,906         (1)
Unconsolidated
  joint ventures               19         (84)          44        (67)
                            -----                    -----
  Total                     9,141           2        8,950         (2)
                            =====         ====       =====        ====

                                       Outstanding Contracts
                                           December 31,
                             --------------------------------------------
                                           %        Dollars in    Average
                             Units       Change      Millions      Price
                             -----       ------     ----------    -------
1995
Mid-Atlantic                  645         (36)        $ 125      $ 193,660
Midwest                       494          65            79        159,917
Southeast                     449          45            74        164,209
Southwest                     562          30            92        163,308
West                          355          20            63        176,194
California                    238          35            45        189,227
                            -----         ---        ------      ---------
Total wholly-owned          2,743           9           477        173,899
Unconsolidated
  joint ventures                1         (96)          0.4        356,000
                            -----         ----       ------      ---------
  Total                     2,744           7         $ 477      $ 173,965
                            =====         ====       ======      =========

                        Three months ended                Year ended
                          December 31,                    December 31,
                     ------------------------       -------------------------
                     New Orders      Closings       New Orders       Closings
                      (Units)        (Units)         (Units)          (Units)
                     ---------       --------       ----------       --------
1994
Mid-Atlantic            466            719            2,472            2,520
Midwest                 156            290            1,001            1,054
Southeast               223            293            1,161            1,221
Southwest               336            474            1,829            1,776
West                    194            362            1,186            1,212
California              194            348            1,190            1,206
                      -----          -----            -----            -----
Total wholly-owned    1,569          2,486            8,839            8,989
Unconsolidated
  joint ventures         22             15              116              132
                      -----          -----            -----            -----
  Total               1,591          2,501            8,955            9,121
                      =====          =====            =====            =====

                                       Outstanding Contracts
                                           December 31,
                              ---------------------------------------
                                          Dollars in          Average
                               Units       Millions            Price
                               -----      ----------          -------
1994
Mid-Atlantic                   1,014        $ 171            $ 168,691
Midwest                          299           46              153,288
Southeast                        310           48              156,345
Southwest                        433           66              151,284
West                             295           50              170,784
California                       176           33              184,710
                               -----        -----            ---------
Total wholly-owned             2,527          414              163,732
Unconsolidated
  joint ventures                  26           11              412,077
                               -----       ------            ---------
  Total                        2,553        $ 425            $ 166,261
                               =====       ======            =========

During 1995 sales increased 2 percent compared with 1994, with increases in all regions except the Mid-Atlantic. The Company experienced particularly strong growth during 1995 in the Midwest and Southeast regions in both new and existing markets. In the Midwest, the increase was driven by the new markets of Chicago and Minneapolis combined with increases in the existing markets of Cincinnati and Indianapolis. In the Southeast region, more than half the growth was attributable to new markets as the Company increased its presence in Greenville, South Carolina and entered Tampa, Florida. Sales growth in Charlotte and Atlanta also contributed to the increase. Due to economic uncertainties and competitive pressures in the Mid-Atlantic, earlier this year the Company began redistributing capital to other regions where the Company believes it can achieve higher returns.

Except for the Mid-Atlantic region, all regions reported increases in sales for the fourth quarter, reflecting the Company's entry into several new markets as well as growth in many existing markets. The increase in sales in existing markets during the fourth quarter is attributable to a relatively favorable interest rate environment and the opening of new communities. As of December 31, 1995, the Company had outstanding contracts for 2,744 units, up 7 percent from year-end 1994. Outstanding contracts represent the Company's backlog of sold but not closed homes, which generally are built and closed, subject to cancellation, over the next two quarters. The $477 million value of outstanding contracts increased 13 percent from year-end 1994.

The Company has recently consolidated the West and California regions into a new West region. In addition, the Company recently announced that it will close its operations in Columbus, Ohio, by the end of 1996.

FINANCIAL SERVICES SEGMENT

The Company's financial services segment, which excludes the results of the discontinued institutional mortgage-securities administration business, recorded pretax earnings of $17.9 million in 1995, compared with $33.5 million in 1994 and $43.8 million in 1993.

Pretax earnings by line of business were as follows:

                    1995           1994             1993
                   ------         -------          ------
Retail           $  9,672        $ 21,484        $ 20,642
Investments         8,198          12,042          23,109
                 --------        --------        --------
  Total          $ 17,870        $ 33,526        $ 43,751
                 ========        ========        ========

The decline in pretax earnings in 1995 was primarily related to lower gains from sales of mortgages and mortgage servicing rights and a lower level of investment earnings. The decline in investment earnings will likely continue as the Company's investment portfolio declines. In 1994, the financial services segment recorded lower earnings as compared with 1993 primarily due to the decline in earnings from investment operations. Results of investment operations in 1993 included a nonrecurring gain of $5.3 million from the sale of the Company's remaining interest in a real estate investment trust and higher gains from sales of mortgage-backed securities. The Company's retail operations were adversely affected by rising interest rates in 1994, as loan originations declined by 40 percent. The impact of this decline was offset by higher gains from the sale of mortgage servicing rights.

Revenues and expenses for the financial services segment were as follows:

                                    1995         1994          1993
                                   ------       ------        ------
Retail revenues:
  Interest and
     net origination fees        $ 16,727     $ 19,468      $ 28,335
  Gains on sales of mortgages
     and servicing rights          17,362       37,191        28,308
  Loan servicing                   32,650       37,578        43,635
  Title/escrow                      5,246        4,597         3,610
                                   ------       ------       -------
  Total retail revenues            71,985       98,834       103,888
Revenues from investment
  operations                       17,626       24,797        32,641
                                   ------      -------        ------
Total revenues                     89,611      123,631       136,529
Expenses:
  Interest                         23,750       26,694        30,631
  General and administrative       47,991       63,411        62,147
                                   ------       ------        ------
Total expenses                     71,741       90,105        92,778
                                   ------       ------        ------
Pretax earnings                  $ 17,870     $ 33,526      $ 43,751
                                   ======       ======        ======

Revenues for the financial services segment decreased 27.5 percent in 1995 primarily due to lower gains from sales of mortgages and servicing rights and lower revenues from investment operations due to a decline in the investment portfolio. Revenues for the financial services segment decreased 9.4 percent in 1994 as compared with 1993 in large part due to an industry-wide decline in mortgage originations resulting from rising interest rates. During 1993, interest rates were at historically low levels, resulting in a high level of refinancing activity. In addition, investment revenues declined in 1994 primarily due to a nonrecurring 1993 gain on the sale of the Company's interest in a real estate investment trust. Retail loan servicing revenue declined in both 1995 and 1994 due to reductions in the Company's loan servicing portfolio.

Declines in interest expense for 1995, 1994, and 1993 were directly related to the level of borrowings required to fund mortgage loan originations and investment portfolio balances in those periods. General and administrative expenses for the financial services segment declined 24 percent in 1995 as a result of cost reduction measures in retail operations initiated in the latter part of 1994. General and administrative expenses for the financial services segment increased slightly in 1994, as the cost reduction measures implemented in response to the decline in loan origination activity during the year were offset by the costs of downsizing.

In February 1996, the Company announced the sale of its wholesale mortgage operations. The sale of this business, which was part of the retail operations of the financial services segment, could result in a decline in mortgage originations in 1996. However, the sale of this business is not expected to have a significant impact on the future operating results of the financial services segment.

RETAIL OPERATIONS

Retail operations include mortgage origination, loan servicing and title/escrow services for retail customers.

A summary of mortgage origination activities is as follows:

                                      1995       1994         1993
                                    -------     ------       ------
Dollar volume of mortgages
  originated (in millions)         $ 1,952     $ 2,055      $ 3,596
Number of mortgages
  originated                        15,330      16,740       27,872
Percentage
  Ryland home settlements              35%         28%          20%
  Other settlements                    65%         72%          80%
                                      ----        ----         ----
  Total settlements                   100%        100%         100%
                                      ====        ====         ====

Mortgage origination volume in 1995 was down as compared with 1994, although declines early in the year were offset by increases later in the year. The more favorable interest rate environment in the latter part of 1995 resulted in a 34 percent increase in originations in the fourth quarter as compared with the fourth quarter of 1994. The 40 percent decline in mortgage origination volume in 1994 as compared with 1993 was due to an industry-wide decline in mortgage originations caused by rising interest rates.

The Company earns interest on mortgages held for sale and pays interest on borrowings secured by mortgages. significant data related to these activities are as follows:

                                  1995          1994          1993
                                 ------        -------       ------
Net interest earned
  (in thousands)                $ 5,766       $ 9,598       $ 12,159
Average balance of
  mortgages held for sale
  (in millions)                 $   211       $   293       $    418
Net interest spread                2.7%          3.3%           2.9%

Net interest earned decreased in 1995 due to a lower average balance of mortgages held for sale combined with a lower net interest spread. Net interest earned decreased in 1994 primarily due to the lower average balance of mortgages held for sale.

The Company services loans that it originates, as well as loans originated by others. Loan servicing portfolio balances were as follows at December 31 (amounts in billions):

                            1995           1994           1993
                           ------         ------          -----
Originated                 $ 2.4          $ 2.8          $ 4.0
Acquired                     3.5            4.0            4.6
Subserviced                   .3             .1            1.2
                           -----          -----           ----
  Total serviced           $ 6.2          $ 6.9           $9.8
                           =====          =====           ====

The decrease in the portfolio balance in 1995 as compared with 1994 was primarily attributable to normal mortgage prepayment activity. The decrease in the portfolio balance in 1994 is primarily attributable to the decline in origination volume combined with higher sales of servicing rights.

INVESTMENT OPERATIONS

The Company's investment operations hold certain assets, primarily mortgage-backed securities and notes receivable, which were obtained as a result of the exercise of redemption rights on various mortgage-backed bonds previously owned by the Company's limited-purpose subsidiaries. Pretax earnings were comprised of the following (amounts in thousands):

                                       1995         1994        1993
                                      ------       -------     -------
Sale of interest in real estate
  investment trust                   $     0     $      0    $  5,322
Sale of mortgage-backed
  securities                           4,839        2,349       5,635
Net interest earned and other          3,359        9,693      12,152
                                     -------     --------    --------
Pretax earnings                      $ 8,198     $ 12,042    $ 23,109
                                     =======     ========    ========

Pretax earnings for 1995 decreased as compared with 1994 due to decreases in the net interest earned on mortgage-backed securities and notes receivable. These decreases are attributable to lower average investment balances along with lower net interest spread. Partially offsetting the lower net interest earned in 1995 were higher gains from sales of mortgage-backed securities. Pretax earnings in 1994 declined substantially as compared with 1993 primarily due to lower gains on the sale of mortgage-backed securities and the nonrecurring gains on the 1993 sale of the Company's remaining interest in a real estate investment trust.

Significant data from investment operations are as follows:

                                   1995          1994            1993
                                  -----         ------           -----
Net interest earned
  (in thousands)                 $ 4,433       $ 12,989        $ 13,413
Average balance outstanding
  (in millions)                  $   122       $    205        $    207
Net interest spread                 3.6%           6.3%            6.5%

The Company earns a net interest spread on the investment portfolio from the difference between the interest rates on the mortgage-backed securities and notes receivable and the related borrowing rates. The 1995 decrease in the net interest earned is primarily due to a decline in the average investment portfolio balance outstanding combined with a lower net interest spread resulting from an increase in borrowing rates. The decrease in the net interest earned in 1994 as compared with 1993 primarily reflects the lower net interest spread.

DISCONTINUED INSTITUTIONAL OPERATIONS

In the second quarter of 1995, the Company sold its institutional mortgage-securities administration business, which included master servicing, securities administration, investor information services, and tax calculation and reporting. The current and prior period results for this business (formerly reported as institutional financial services), as well as the gain on the sale of the business, have been reported as discontinued operations in the accompanying consolidated statements of earnings. Revenues from operations of the discontinued business were $11.4 million, $23.6 million, and $24.0 million for 1995, 1994, and 1993, respectively. Net earnings from operations of the discontinued business were $3.3 million (net of taxes of $2.2 million) for 1995, $6.0 million (net of taxes of $4.0 million) for 1994, and $6.9 million (net of taxes of $4.6 million) for 1993.

The Company reported a net gain from the sale of the institutional mortgage-securities administration business of $19.5 million in the second quarter of 1995. Proceeds from the sale were used to repay long-term debt of the homebuilding segment and short-term notes payable of the Financial services segment. The Company's future earnings will no longer benefit from the results of these operations.

FINANCIAL CONDITION AND LIQUIDITY

The Company generally provides for the cash requirements of the homebuilding and financial services businesses from outside borrowings and internally generated funds. Proceeds from the sale of the Company's institutional mortgage-securities administration business on June 30, 1995, were used to repay long-term debt of the homebuilding segment and short-term notes payable of the financial services segment. The Company believes that its current sources of cash are sufficient to finance its current requirements.

The homebuilding segment borrowings include an unsecured revolving credit facility, senior notes, senior subordinated notes, and nonrecourse secured notes payable. The Company primarily uses its unsecured revolving credit facility to finance increases in its homebuilding inventory. This facility was renewed in July 1995 for a three-year period, and total borrowing capacity was increased from $250 million to $400 million. As of December 31, 1995, the outstanding borrowings under this facility were $137.0 million, compared with $127.5 million as of December 31, 1994. In addition, the Company had letters of credit outstanding under this facility totaling $23.0 million and $7.4 million at December 31, 1995 and 1994, respectively. To finance land purchases, the Company may also use seller-financed, non-recourse secured notes payable. At December 31, 1995 and 1994, such notes payable outstanding amounted to $4.5 million and $25.6 million, respectively.

Housing inventories decreased to $537.9 million as of December 31, 1995, from $600.1 million as of the end of 1994. Of this reduction, $38 million was due to the noncash charge related to the adoption of FASB 121. For further information regarding FASB 121, refer to the Homebuilding section of "Management's Discussion and Analysis of Results of Operations and Financial Condition." The remaining decrease is due to a lower investment in unsold homes under construction.

The financial services segment uses cash generated from operations and borrowing arrangements to finance its operations. In June 1995, the Company renewed its bank facility, which provides up to $325 million for mortgage warehouse funding and $40 million for working capital advances, and extended the maturity of the facility to May 1997. Other borrowing arrangements as of year-end 1995 included repurchase agreement facilities aggregating $800 million, a new $100 million revolving credit facility used to finance investment portfolio securities, and a $35 million credit facility to be used for the short-term financing of optional bond redemptions. At December 31, 1995 and 1994, the combined borrowings under these agreements were $367.5 million and $377.6 million, respectively.

Mortgage loans, notes receivable, and mortgage-backed securities held by the limited-purpose subsidiaries are pledged as collateral for the issued bonds, the terms of which provide for the retirement of all bonds from the proceeds of the collateral. The source of cash for the bond payments is cash received from the mortgage loans, notes receivable, and mortgage-backed securities.

The Ryland Group, Inc. has not guaranteed the debt of the financial services segment or the limited-purpose subsidiaries.

                    The Ryland Group, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF EARNINGS

YEAR ENDED DECEMBER 31, (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                            1995           1994          1993
                                            ----           ----          ----
Revenues:
  Homebuilding                         $1,458,174    $1,443,212    $1,203,563
  Financial services                       89,611       123,631       136,529
  Limited-purpose subsidiaries             37,267        52,293       110,392
                                       ---------------------------------------
      Total revenues                    1,585,052     1,619,136     1,450,484
                                       ---------------------------------------
Expenses:
  Homebuilding:
  Cost of sales                         1,279,746     1,261,821     1,058,829
  Interest                                 29,807        28,209        26,118
  Selling, general and
   administrative                         151,087       142,254       119,546
  Impairment of inventories
    and joint venture investments          45,000             0        45,000
                                       ---------------------------------------
  Total homebuilding
    expenses                            1,505,640     1,432,284     1,249,493
Financial services:
  Interest                                 23,750        26,694        30,631
  General and administrative               47,991        63,411        62,147
                                       ---------------------------------------
  Total financial
    services expenses                      71,741        90,105        92,778
Limited-purpose subsidiaries
  expenses                                 37,215        52,197       110,234
Corporate expenses                         12,913        17,187        14,240
                                       ---------------------------------------
Total expenses                          1,627,509     1,591,773     1,466,745
                                       ---------------------------------------
(Loss) earnings from continuing
  operations before taxes                 (42,457)       27,363       (16,261)
Tax (benefit) expense                     (16,983)       10,946        (6,694)
                                       ---------------------------------------
Net (loss) earnings from
  continuing operations                   (25,474)       16,417        (9,567)

Discontinued operations:
  Earnings from discontinued
    operations (net of taxes in
    1995 $2,212, 1994 $3,982,
    1993 $4,607)                            3,318         5,974         6,911
  Gain on sale of discontinued
    operations (net of taxes-$13,025)      19,538             0             0
                                       ---------------------------------------
Net (loss) earnings before
  cumulative effect of a change
  in accounting principle                  (2,618)       22,391        (2,656)
Cumulative effect of a change in
  accounting principle
  (net of taxes-$1,384)                         0         2,076             0
                                       ---------------------------------------
Net (loss) earnings                    $   (2,618)   $   24,467    $   (2,656)
                                       =======================================

Preferred dividends                    $    2,193    $    2,441    $    2,589

Net (loss) earnings applicable to
  common stockholders                  $   (4,811)   $   22,026    $   (5,245)

Net (loss) earnings per common
 share:
  Primary:
   Net (loss) earnings from
     continuing operations             $    (1.78)   $     0.90    $    (0.79)
   Discontinued operations                   1.47          0.39          0.45
                                       ---------------------------------------
   Net (loss) earnings before
     cumulative effect of a change
     in accounting principle                (0.31)         1.29         (0.34)
   Cumulative effect of a change in
     accounting principle                    0.00          0.13          0.00
                                       ---------------------------------------
   Net (loss) earnings per
     common share                      $    (0.31)   $     1.42    $    (0.34)
                                       =======================================
Fully Diluted:
   Net (loss) earnings from
     continuing operations             $    (1.78)   $     0.92    $    (0.79)
   Discontinued operations                   1.47          0.36          0.45
                                       ---------------------------------------
   Net (loss) earnings before
     cumulative effect of a change
     in accounting principle                (0.31)         1.28         (0.34)
   Cumulative effect of a change
     in accounting principle                 0.00          0.12          0.00
                                       ---------------------------------------
   Net (loss) earnings
     per common share                  $    (0.31)   $     1.40    $    (0.34)
                                       =======================================
Average common shares outstanding
   Primary                             15,585,000    15,561,000    15,327,000
   Fully diluted                       15,585,000    16,676,000    15,327,000

See notes to consolidated financial statements.


                    The Ryland Group, Inc. and Subsidiaries
                      CONSOLIDATED BALANCE SHEETS

DECEMBER 31, (AMOUNTS IN THOUSANDS)

                                           1995                    1994
                                           ----                    ----
ASSETS
HOMEBUILDING:
  Cash and cash equivalents           $  54,518               $  25,963
  Housing inventories:
    Homes under construction            332,272                 404,346
    Land under development
     and improved lots                  205,646                 195,767
                                      ---------------------------------
      Total inventories                 537,918                 600,113

  Investment in/advances to
   unconsolidated joint ventures          2,527                  11,500
  Property, plant and equipment          34,662                  24,001
  Purchase price in excess of
   net assets acquired                   21,575                  22,607
  Other assets                           45,376                  56,062
                                      ---------------------------------
                                        696,576                 740,246
                                      ---------------------------------

FINANCIAL SERVICES:
  Cash and cash equivalents               1,474                     863
  Mortgage loans held
   for sale, net                        285,001                 214,772
  Mortgage-backed securities
   and notes receivable, net            112,544                 171,120
  Mortgage servicing and
   administration rights, net             7,814                  12,014
  Other assets                           42,586                  56,251
                                       ---------------------------------
                                        449,419                 455,020
                                       ---------------------------------

OTHER ASSETS:
  Collateral for bonds payable
   of limited-purpose
   subsidiaries                         375,146                 459,044
  Net deferred taxes                     41,259                  27,822
  Other                                  18,389                  22,356
                                     -----------------------------------
      TOTAL ASSETS                 $  1,580,789            $  1,704,488
                                     ===================================

See notes to consolidated financial statements.


                    The Ryland Group, Inc. and Subsidiaries
                      CONSOLIDATED BALANCE SHEETS

DECEMBER 31, (amounts in thousands, except share data)

                                           1995                    1994
                                           ----                    ----
LIABILITIES
HOMEBUILDING:
  Accounts payable and
   other liabilities                  $  78,853               $  95,551
  Long-term debt                        396,607                 408,744
                                      ---------------------------------
                                        475,460                 504,295
                                      ---------------------------------

FINANCIAL SERVICES:
  Accounts payable and
   other liabilities                     27,219                  21,040
  Short-term notes payable              367,469                 377,629
                                      ---------------------------------
                                        394,688                 398,669
                                      ---------------------------------

OTHER LIABILITIES:
  Bonds payable of limited
   purpose subsidiaries                 364,672                 446,752
  Other                                  44,845                  42,650
                                       --------------------------------
      TOTAL LIABILITIES               1,279,665               1,392,366
                                      =================================

STOCKHOLDERS' EQUITY
  Convertible preferred stock,
   $1 par value:
     Authorized-1,400,000 shares
     Issued-943,097 shares
      (1,072,903 for 1994)                  943                  1,073
  Common stock,
     $1 par value:
     Authorized-78,600,000 shares
     Issued-15,681,891 shares
      (15,475,242 for 1994)              15,682                 15,475
  Paid-in capital                       115,611                115,863
  Retained earnings                     179,937                193,635
  Net unrealized gain on
   mortgage-backed securities             2,550                  1,763
  Due from RSOP Trust                   (13,599)               (15,687)
                                       -------------------------------
      TOTAL STOCKHOLDERS' EQUITY        301,124                312,122
                                      ================================
      TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY        $  1,580,789           $  1,704,488
                                      ================================

See notes to consolidated financial statements.


                        The Ryland Group, Inc. and Subsidiaries
                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in thousands, except share data)

                             Preferred      Common      Paid-In    Retained
                               Stock         Stock      Capital    Earnings
Balance at January 1, 1993    $ 1,199      $15,390     $119,100    $196,203
Net loss                                                             (2,656)
Preferred stock
  dividends
  (per share $2.21)                                                  (2,589)
Common stock dividends
  (per share $0.60)                                                  (9,196)
Common stock repurchased
   and retired                                 (99)                  (2,115)
Conversion of preferred
   stock                          (45)          45         (415)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                    (1,987)
RSOP debt repayments
Restricted stock                              (110)      (2,145)
Employee stock plans
   (116,529 shares)                            117        1,833         704
                         ---------------------------------------------------
Balance at
 December 31, 1993              1,154       15,343      116,386     180,351
                         ---------------------------------------------------
Adjustment to beginning
   balance for change in
   accounting principle,
   net of taxes of $5,063
Net earnings                                                         24,467
Preferred stock
   dividends
   (per share $2.21)                                                 (2,441)
Common stock dividends
   (per share $0.60)                                                 (9,262)
Conversion of preferred
   stock                          (81)          81         (814)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                      (470)
RSOP debt repayments
Change in net unrealized
   gain on mortgage
   -backed securities,
   net of taxes of $3,888
Employee stock plans
   (51,869 shares)                              51          761         520
                             ----------------------------------------------
Balance at
  December 31, 1994           $ 1,073       15,475      115,863     193,635
                              ---------------------------------------------
Net loss                                                             (2,618)
Preferred stock
   dividends
   (per share $2.21)                                                 (2,193)
Common stock dividends
   (per share $0.60)                                                 (9,358)
Conversion of preferred
  stock                          (130)         130       (1,387)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                       151
RSOP debt repayments
Change in net unrealized
   gain on mortgage
   -backed securities,
   net of taxes of $525
Employee stock plans
   (77,181 shares)                              77          984         471
                                --------------------------------------------
Balance at
   December 31, 1995          $   943      $15,682     $115,611    $179,937
                              ==============================================
See notes to consolidated financial statements.


                        The Ryland Group, Inc. and Subsidiaries
                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in thousands, except share data)

                                                                       Total
                           Net Unrealized                 Deferred    Stock-
                          Gain on Mortgage-   Due From     Compen-   holders'
                          Backed Securities   RSOP Trust    sation    Equity
Balance at January 1, 1993    $     0         $(24,058)   $(2,145)   $305,689
Net loss                                                               (2,656)
Preferred stock
  dividends
   (per share $2.21)                                                   (2,589)
Common stock dividends
   (per share $0.60)                                                   (9,196)
Common stock repurchased
   and retired                                                         (2,214)
Conversion of preferred
   stock                                                                 (415)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                            1,114                   (873)
RSOP debt repayments                             2,957                  2,957
Restricted stock                                            2,145        (110)
Employee stock plans
   (116,529 shares)                                                     2,654
                              ------------------------------------------------
Balance at
  December 31, 1993                 0          (19,987)         0     293,247
                              ------------------------------------------------
Adjustment to beginning
   balance for change in
   accounting principle,
   net of taxes of $5,063       7,594                                   7,594
Net earnings                                                           24,467
Preferred stock
   dividends
   (per share $2.21)                                                   (2,441)
Common stock dividends
   (per share $0.60)                                                   (9,262)
Conversion of preferred
   stock                                                                 (814)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                             (584)                (1,054)
RSOP debt repayments                             4,884                  4,884
Change in net unrealized
   gain on mortgage
   -backed securities,
   net of taxes of $3,888      (5,831)                                 (5,831)
Employee stock plans
   (51,869 shares)                                                      1,332
                              ------------------------------------------------
Balance at
   December 31, 1994            1,763          (15,687)         0     312,122
                              ------------------------------------------------
Net loss                                                               (2,618)
Preferred stock
   dividends
   (per share $2.21)                                                   (2,193)
Common stock dividends
   (per share $0.60)                                                   (9,358)
Conversion of preferred
   stock                                                               (1,387)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                              251                    402
RSOP debt repayments                             1,837                  1,837
Change in net unrealized
   gain  on mortgage
   -backed securities,
   net of taxes of $525           787                                     787
Employee stock plans
   (77,181 shares)                                                      1,532
                              ------------------------------------------------
Balance at
  December 31, 1995           $ 2,550         $(13,599)   $     0    $301,124
                              ================================================

See notes to consolidated financial statements.

                       The Ryland Group, Inc. and Subsidiaries
                        CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, (AMOUNTS IN THOUSANDS)

                                            1995           1994          1993
-----------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
   Net (loss) earnings                 $  (2,618)    $   24,467    $   (2,656)
Adjustments to reconcile
     net (loss) earnings
     to net cash (used for)
     provided by operating
     activities:
   Depreciation and
    amortization                          34,512         25,640        26,091
  Cumulative effect of a
    change in accounting
    principle                                  0         (3,460)            0
  Gain on sale of
    discontinued operations              (32,563)             0             0
  Gain on sale of investment                   0              0        (5,322)
  Gain on sale of mortgage
    backed securities-available-
    for-sale                              (4,772)        (2,349)            0
  Decrease (increase) in
    inventories                           62,195       (105,267)       (4,362)
  Net change in other assets,
    payables and other
    liabilities                          (16,953)         6,387       (77,572)
  Equity in losses (earnings)
    of/distributions from
    unconsolidated joint
    ventures                               8,973         11,319        11,623
  (Increase) decrease in
    mortgage loans held for
    sale, net                            (70,229)       320,907      (143,146)
  Decrease in mortgage-
    backed securities, net                     0              0        48,685
                                       --------------------------------------
  Net cash (used for)
    provided by operating
    activities                           (21,455)       277,644      (146,659)
                                       --------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net additions to property,
    plant and equipment                  (30,152)       (19,019)      (12,641)
  Proceeds from sale of
    discontinued operations               47,000              0             0
  Principal reduction of
    mortgage collateral                   57,039        155,277       694,789
  Principal reduction of
    mortgage-backed
    securities-available-
    for-sale                               5,264         36,887             0
  Sales of mortgage-backed
    securities-available-
    for-sale                              68,539         33,066             0
  Principal reduction of
    mortgage-backed
    securities-held-to-
    maturity                              19,401         81,049             0
  (Increase) decrease in
    funds held by trustee                   (853)        79,530        73,914
  Other investing activities,
    net                                     (470)         1,200         6,710
                                       --------------------------------------
  Net cash provided by investing
    activities                           165,768        367,990       762,772
                                       --------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in
    short-term notes payable             (10,160)      (339,304)      129,061
  Cash proceeds of
    long-term debt                        14,747         55,074       114,858
  Reduction of long-term
    debt                                 (26,884)       (27,370)      (51,384)
  Bond principal payments                (83,279)      (348,047)     (763,357)
  Common and preferred
    stock dividends                      (11,551)       (11,703)      (11,785)
  Other financing
    activities, net                        1,980          6,052         2,571
                                       ---------------------------------------
  Net cash used for
    financing activities                (115,147)      (665,298)     (580,036)
                                       --------------------------------------
Net increase (decrease)
  in cash and cash
  equivalents                             29,166        (19,664)      36,077
Cash and cash
  equivalents at
  beginning of year                       26,826         46,490       10,413
                                       -------------------------------------
CASH AND CASH EQUIVALENTS AT
  AT END OF PERIOD                     $  55,992     $   26,826    $  46,490
                                       -------------------------------------

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
    Cash paid for interest
      (net of capitalized
      interest)                        $ 104,630     $  117,305    $  168,761
    Cash paid for income
      taxes (net of refund
      received in 1995)                $  17,026     $   26,555    $   26,540

See notes to consolidated financial statements.

                       THE RYLAND GROUP, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, in all notes unless otherwise noted)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The Ryland Group, Inc. is a leading national homebuilder and mortgage-related financial services firm. The Company builds homes in 26 markets in 19 states and is one of the largest single-family on-site homebuilders in the United States. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The financial services segment provides mortgage-related products and services for retail customers including loan origination, loan servicing, and title and escrow services, and also conducts investment activities.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries (the "Company"). Intercompany transactions have been eliminated in consolidation. Certain amounts in the consolidated statements of prior years have been reclassified to conform to the 1995 presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PER SHARE DATA

Primary net (loss) earnings per common share is computed by dividing net
(loss) earnings, after considering preferred stock dividend requirements, by the weighted average number of common shares outstanding considering dilutive common equivalent shares. Common equivalent shares relating to stock options are computed using the treasury stock method. Common equivalent shares were not dilutive for the years ended December 31, 1995 and 1993.

  Fully diluted net (loss) earnings per common share additionally gives effect to the assumed conversion of the preferred shares held by The Ryland Group, Inc. Retirement and Stock Ownership Plan Trust (RSOP Trust) into common stock, as well as the amount of the additional RSOP Trust contribution required to fund the difference between the RSOP Trust's earnings from preferred share dividends and the RSOP Trust's potential earnings from common share dividends after an assumed conversion. The effect of the RSOP Trust was not dilutive for the years ended December 31, 1995 and 1993.

INCOME TAXES

The Company files a consolidated federal income tax return. Certain items of income and expense are included in one period for financial reporting purposes and another for income tax purposes. Deferred income taxes are provided in recognition of these differences. Deferred tax assets and liabilities are determined based on the enacted tax rates and are subsequently adjusted for changes in these rates. A change in the deferred tax assets or liabilities results in a charge or credit to deferred tax expense.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which includes model home furnishings, are carried at cost, less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings are amortized over the life of the community as homes are closed.

HOMEBUILDING REVENUES

Homebuilding revenues are recognized when home sales are completed and title passes to the customer at closing.

SERVICE LIABILITIES

Service and warranty costs are estimated and accrued for at the time a home closes.

HOUSING INVENTORIES

Housing inventories consist principally of homes under construction and land under development, and improved lots. The Company adopted Statement of Financial Accounting Standards No. 121 (FASB 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in the fourth quarter of 1995. Prior to the adoption of FASB 121, inventories were stated at the lower of cost or net realizable value and were reported net of valuation reserves. As part of the implementation of FASB 121, the carrying basis of inventories to be held and used was written down by the amount of reserves provided under prior accounting rules.

  Under FASB 121, inventories to be held and used are stated at cost unless a subdivision is determined to be impaired, in which case the impaired inventories are written down to fair value. Writedowns of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory.

  Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell and are reported net of valuation reserves. Valuation reserves related to inventories to be disposed of amounted to $8.3 million at December 31, 1995, and included $7.0 million that was provided in the fourth quarter of 1995.

  Costs of inventory include direct costs of land, material acquisition, home construction, and related direct overhead expenses. Real estate taxes, insurance, and interest are capitalized during the land development stage. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.

The following table is a summary of capitalized interest:

                                                 1995           1994
                                                ------          -----
Capitalized interest as of January 1,         $ 22,243       $ 25,539
Interest capitalized                            17,543         12,282
Interest amortized                             (12,137)       (15,578)
                                              --------       ---------
Capitalized interest as of December 31,       $ 27,649       $ 22,243
                                              ========       ========

PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED

Cost in excess of net assets of acquired businesses (goodwill) is being amortized on a straight-line basis over 30 years. On a periodic basis, the Company evaluates the businesses to which goodwill relates in order to insure that the carrying value of goodwill has not been impaired.

LOAN ORIGINATION FEES, COSTS, AND MORTGAGE DISCOUNTS

Loan origination fees, net of the related direct origination costs, and loan discount points are deferred as an adjustment to the carrying value of the related mortgage loans held for sale and are recognized into income upon the sale of the mortgage loans.
  Discounts on mortgage collateral for the bonds of the limited-purpose subsidiaries primarily represent loan origination discount points and purchase price discounts. These discounts are deferred as an adjustment to the recorded book value of the related mortgage loans. They are amortized into interest income over their respective lives using the interest method, which is adjusted for the effect of prepayments.

HEDGING CONTRACTS

The Company enters into forward delivery contracts, options on forward delivery contracts, futures contracts, and options on futures contracts (collectively referred to as hedging contracts), as an end-user, for the purpose of minimizing its exposure to movements in interest rates on mortgage loan commitments and mortgage loans held for sale. These hedging contracts primarily represent commitments or options to purchase or sell mortgages or securities generally within 90 days and at a specified price or yield. Forward delivery contracts and futures are commitments only and, as such, are not recorded on the Company's balance sheet or statements of earnings. Option premiums are deferred when paid and recognized as an adjustment to gains on sales of mortgages over the lives of the options on a straight-line basis. Changes in the market value of hedging contracts are deferred and included in mortgage loans held for sale. Changes in market value are recognized in income as an adjustment to gains on sales of mortgages when the loans and securities are sold.

DEFERRED FINANCING COSTS

Financing costs incurred in connection with the issuance of bonds by the limited-purpose subsidiaries are capitalized and amortized over the respective lives of the bonds using the interest method.

MORTGAGE SERVICING RIGHTS

Retained mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale are reported net of discounts and are valued at the lower of cost or market determined on an aggregate basis. Any gain or loss on the sale of the loans is recognized at the time of the sale.

MORTGAGE-BACKED SECURITIES

The Company classifies its mortgage-backed securities into three categories: held-to-maturity, available-for-sale, and trading. Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designations as of each balance sheet date.

  Investment securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities classified as held-to-maturity are stated at amortized cost. Those securities which are held-to-maturity are currently held in a limited-purpose subsidiary and are collateral for bonds payable whose indentures prohibit liquidation of the collateral unless the corresponding bonds are redeemed. Prepayment risk is the only significant risk associated with the mortgage-backed securities classified as held-to-maturity.

  Securities classified as available-for-sale are measured at fair value with the unrealized gains and losses, net of tax, reflected as a component of stockholders' equity. Securities classified as trading are measured at fair value with gains and losses, both realized and unrealized, recognized in the statement of earnings. At December 31, 1995 and 1994, there were no securities classified as trading.

NEW ACCOUNTING PRONOUNCEMENTS

FASB 121

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (FASB 121). The Company adopted this new standard for its inventories, joint venture investments, and other long-lived assets in the fourth quarter of 1995. In accordance with FASB 121, prior period financial statements have not been restated to reflect the change in accounting principle.

  FASB 121 provides that when events or changes in circumstances indicate that the carrying amount of assets might not be recoverable, companies should evaluate the need for an impairment writedown. In the fourth quarter of 1995, in response to competitive market pressures in California, the Company determined that some product repositioning, increased homebuyer incentives, and reduced selling prices would be necessary in certain of its California subdivisions. The land inventory in most of these subdivisions was acquired in 1988 and 1989 and had a cost basis substantially in excess of current market values. Accordingly, the Company evaluated the affected California subdivisions and determined that certain subdivision inventories were impaired. Under FASB 121, a writedown of $31 million was required to state the impaired inventories at their fair value. Fair value was based upon an evaluation of comparable market prices, discounted cash flow analysis, and expected returns for comparable properties.

  In addition, the Company decided in the fourth quarter of 1995 to dispose of certain joint venture investments and certain other subdivision inventories because the Company believes that it can achieve higher returns on alternative uses of its capital. As a result, the Company recorded a reserve of $14 million in the fourth quarter of 1995 to reduce the carrying value of these assets to their fair value less cost to sell. Of the total reserve, $7 million pertained to joint venture investments that the Company plans to dispose of in 1996. The Company's carrying value for all of its joint venture investments has now been reduced to $2.5 million. The remaining $7 million reserve primarily pertained to certain subdivision lots that the Company plans to dispose of during 1996 with a carrying value of $11.4 million.


FASB 122

In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122 (FASB 122), "Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65." This statement requires a mortgage banking enterprise to capitalize retained mortgage servicing rights on originated or purchased loans by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans (without the servicing rights) based on their relative fair values. Previously, only the cost of mortgage servicing rights acquired through a purchase transaction could be capitalized. The new statement also specifies new procedures for assessing impairment of capitalized mortgage servicing rights, whenever capitalized, and requires that impairment shall be recognized through a valuation allowance for individual portfolio stratifications based on the fair value of those rights. The adoption of FASB 122 resulted in a favorable after-tax impact of $.7 million for the year ended December 31, 1995. In accordance with FASB 122, prior period financial statements have not been restated.
  The book value of the capitalized mortgage servicing rights at December 31, 1995, was $7.8 million, and the aggregate fair value totaled $9.5 million. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates were used to stratify the post-implementation originated mortgage servicing rights.

FASB 115

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (FASB 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. In accordance with FASB 115, prior period financial statements have not been restated to reflect the change in accounting principle.

  The cumulative effect of adopting FASB 115 as of January 1, 1994, increased net income by $2.1 million (net of $1.4 million in deferred income taxes). This cumulative effect adjustment related to unearned income of discount points on mortgage-backed securities, which can now be amortized into income during the period that the mortgage-backed securities are held. The January 1, 1994 balance of stockholders' equity was increased by $7.6 million (net of $5.1 million in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale, which were previously carried at the lower of amortized cost or market.

  In November 1995, the Financial Accounting Standards Board issued Special Report No. 155-B, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," as an aid in understanding and implementing Statement 115. The effect of adopting this implementation guidance as of December 31, 1995, has resulted in the reclassification of $74,184 of mortgage-backed securities from the held-to-maturity classification to the available-for-sale classification. The related increase in net unrealized gains recorded in stockholders' equity at December 31, 1995, totaled $2,185, net of deferred taxes of $1,456. Restatement of prior periods to reflect the effects of initially adopting this implementation guidance is not permitted.

NOTE B: SEGMENT INFORMATION
Segment information in the following table is presented on the basis of continuing operations and excludes amounts related to the institutional mortgage-securities administration business, which was sold in 1995 and is reported as discontinued operations. For additional information, refer to Note
C: Discontinued Operations. In addition, the Company is no longer in the securities issuance business and, therefore, the limited-purpose subsidiaries are no longer reported as a separate business segment. Amounts related to the limited-purpose subsidiaries are combined with corporate expenses and corporate assets in the following table as "Other."

SEGMENT INFORMATION                     1995           1994           1993
                                       ------          -----          -----
REVENUES:
  Homebuilding                    $  1,458,174   $  1,443,212  $  1,203,563
  Financial services                    89,611        123,631       136,529
  Other (limited-purpose
  subsidiaries)                         37,267         52,293       110,392
                                  ------------   ------------  ------------
   Total                          $  1,585,052   $  1,619,136  $  1,450,484
                                  ============   ============  ============
PRETAX (LOSS) EARNINGS:
  Homebuilding                    $    (47,466)  $     10,928  $    (45,930)
  Financial services                    17,870         33,526        43,751
  Corporate and other                  (12,861)       (17,091)      (14,082)
                                  ------------   ------------  -------------
   Total                          $    (42,457)  $     27,363  $    (16,261)
                                  ============   ============  =============

DEPRECIATION AND AMORTIZATION:
  Homebuilding                    $     28,410   $     17,911  $      8,743
  Financial services                     4,846          4,250         7,132
  Corporate and other                    1,256          3,479        10,216
                                  ------------   ------------  ------------
    Total                         $     34,512   $     25,640  $     26,091
                                  ============   ============  ============

IDENTIFIABLE ASSETS:
  Homebuilding                    $    696,576   $    740,246  $    646,784
  Financial services                   449,419        455,020       820,931
  Corporate and other                  434,794        509,222       847,978
                                  ------------   ------------  ------------
    Total                         $  1,580,789   $  1,704,488  $  2,315,693
                                  ============   ============  ============


NOTE C: DISCONTINUED OPERATIONS

On June 30, 1995, pursuant to an Asset Purchase Agreement dated April 10, 1995, the Company completed the sale of its institutional mortgage-securities administration business to Norwest Bank Minnesota, National Association for a purchase price of $47 million in cash. The Company's institutional mortgage-securities administration business included master servicing, securities administration, investor information services, and tax calculation and reporting. The current and prior period results for this business (formerly reported as institutional financial services) as well as the gain on the sale of the business have been reported as discontinued operations in the accompanying consolidated statements of earnings.

  There were no operating results from the discontinued business for the second half of 1995 as the sale occurred in the second quarter. Revenues from operations of the discontinued business were $11.4 million, $23.6 million and $24.0 million, for 1995, 1994 and 1993, respectively. Net earnings from operations of the discontinued business were $3.3 million (net of taxes of $2.2 million) for 1995, $6.0 million (net of taxes of $4.0 million) for 1994 and $6.9 million (net of taxes of $4.6 million) for 1993.

  The Company reported a net gain from the sale of the institutional mortgage-securities administration business of $19.5 million (net of taxes of $13.0 million) in the second quarter of 1995. Proceeds from the sale were used to repay long-term debt of the homebuilding segment and short-term notes payable of the financial services segment. The gain reported reflects the proceeds from the sale less the book value of the net assets of the institutional mortgage-securities administration business, transaction costs, accrued expenses, other costs directly related to the transaction, and income taxes.


NOTE D: INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES

The Company participates in homebuilding joint ventures primarily in its California and Mid-Atlantic regions. Summarized financial information for all joint venture entities accounted for under the equity method is as follows:


STATEMENTS OF EARNINGS

Year ended December 31,                1995           1994           1993
                                      ------         -------        ------
Revenues                            $ 23,045       $ 38,900       $ 72,527
Cost of sales                         21,287         36,718         67,912
Expenses                                 894          2,544          3,930
                                    --------       ---------     ---------
Pretax earnings (losses)            $    864       $   (362)      $    685
                                    ========       =========      ========
The Company's share of
   pretax earnings (losses)         $    406       $    (37)      $    460
Impairment
   valuation reserve                  (7,000)             0         (2,400)
                                    ---------     ----------      ---------
Pretax losses                       $ (6,594)      $    (37)      $ (1,940)
                                    =========      =========      =========


BALANCE SHEETS

December 31,                                    1995              1994
                                              ------              -----
Assets:
  Housing inventories                        $ 15,521          $ 31,698
  Other assets                                  8,449             9,636
                                             --------          --------
     Total assets                            $ 23,970          $ 41,334
                                             ========          ========
Liabilities and Partners' Equity:
  Debt                                       $ 11,892          $ 14,219
  Other liabilities                             7,261             9,286
  Due to the Company                            7,905             8,195
                                               ------            ------
     Total liabilities                         27,058            31,700

  The Company's equity                         (5,378)            3,305
  Other partners' equity                        2,290             6,329
                                              -------            ------
     Total equity                              (3,088)            9,634
                                              -------            ------
     Total liabilities and equity            $ 23,970          $ 41,334
                                              =======           =======

The Company generally has a 50 percent interest in these joint ventures and records its interest in their operating results using the equity method. The Company's share of operating results is not always in proportion to its ownership interest. The Company's equity and the pretax earnings (losses) reflected in the above table included charges to earnings of $7,000 and $2,400 in 1995 and 1993, respectively, related to joint venture investments in the Mid-Atlantic region.

  The joint ventures primarily use non-recourse Financing arrangements collateralized by joint venture land and improvements. The Company had guaranteed $1,400 and $2,535 of joint venture debt at December 31, 1995 and 1994, respectively.


NOTE E: ASSETS OF FINANCIAL SERVICES AND THE LIMITED-PURPOSE SUBSIDIARIES


FINANCIAL SERVICES

Mortgage loans held for sale consist of loans collateralized by first mortgages or first deeds of trust on single-family attached or detached houses. Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, and whole loans.

  Mortgage loans held for sale and mortgage-backed securities were reported net of mortgage (premiums)/discounts of ($547) and $4,175 at December 31, 1995 and 1994, respectively. Mortgage loans held for sale, mortgage-backed securities, and notes receivable are pledged as collateral for certain short-term notes payable (see Note F).

  The financial services segment serviced 81,000 loans with principal balances totaling $6.2 billion and $6.9 billion at December 31, 1995 and 1994, respectively. As a mortgage servicer, the Company may incur risk with respect to mortgages that are delinquent or in foreclosure to the extent that losses are not covered by a mortgage insurer or guarantor. At December 31, 1995 and 1994, $2,409 and $2,201, respectively, were reserved for potential losses on the servicing portfolio. These reserves are established based on the current economic environment and historical experience for foreclosures and delinquencies.

LIMITED-PURPOSE SUBSIDIARIES

Collateral for bonds payable consists of notes receivable secured by mortgage-backed securities, fixed-rate mortgage loans, and mortgage-backed securities secured by first liens on single-family residential housing. Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates, and FHLMC participation certificates. All principal and interest on the collateral is remitted directly to a trustee and is available for payment on the bonds.

The components of collateral for bonds payable at December 31 are summarized as follows:

                                        1995           1994
                                       ------          -----
Notes receivable                    $ 158,352       $ 192,657
Mortgage-backed securities            147,532         185,726
Mortgage loans                         51,917          66,197
Funds held by trustee                  26,231          25,378
Mortgage discounts                     (8,886)        (10,914)
                                      -------         --------
   Total                            $ 375,146       $ 459,044
                                      =======         ========

Cash reserves totaling $189 and $1,701 as of December 31, 1995 and 1994, respectively, provide additional security for the bonds and will be available for payment on the bonds in the event of certain circumstances as described in the trust indentures.

  Neither The Ryland Group, Inc. nor its homebuilding and financial services subsidiaries have guaranteed or are otherwise obligated with respect to these bond issues.

MORTGAGE-BACKED SECURITIES: UNREALIZED GAINS AND LOSSES

Mortgage-backed securities are held by the financial services segment and reported in the balance sheet caption, "Mortgage-backed securities and notes receivable," and are also held by the limited-purpose subsidiaries in the balance sheet caption, "Collateral for bonds payable."

The following is a consolidated summary of mortgage-backed securities as of:

                                        Gross          Gross
                      Amortized      Unrealized      Unrealized       Fair
                         Cost           Gains           Losses       Value
                        ------         -------        ---------     --------
DECEMBER 31, 1995
Available-for-sale    $  79,133        $  4,659       $   409      $  83,383
Held-to-maturity        110,007           8,754             0        118,761
                      ---------        --------       -------      ---------
   Total              $ 189,140        $ 13,413       $   409      $ 202,144
                      =========        ========       =======      =========

DECEMBER 31, 1994
Available-for-sale    $  60,709        $  3,082       $   144      $  63,647
Held-to-maturity        215,487           6,502         2,050        219,939
                      ---------        --------       -------       --------
   Total              $ 276,196        $  9,584       $ 2,194      $ 283,586
                      =========        ========       =======      =========


NOTE F: FINANCIAL SERVICES SHORT-TERM NOTES PAYABLE

Financial services had outstanding borrowings at December 31 as follows:

                                        1995                1994
                                        ----                ----
Mortgage warehouse and
   working capital facility          $ 244,254           $ 199,500
Repurchase agreements                   82,653             178,129
Revolving credit agreement              34,260                   0
Bond redemption
   Financing agreement                   6,302                   0
                                     ---------           ---------
 Total outstanding borrowings        $ 367,469           $ 377,629

During 1995, the Company renewed its bank facility which provides up to $325 million for mortgage warehouse funding and $40 million for working capital advances, and extended the maturity of the facility to May 1997. The working capital advances are secured by the common stock of one of the Company's subsidiaries within the financial services segment, certain loan-servicing rights, and the related loan-servicing advances. Borrowings outstanding under this bank facility totaling $244,254 at December 31, 1995, were collateralized by mortgage loans held for sale with outstanding principal balances of $263,544. The outstanding warehouse borrowings totaling $199,500 at December 31, 1994, were collateralized by mortgage loans held for sale with outstanding principal balances of $197,366 and loan servicing advances of $17,600. The effective interest rates on these borrowings were 4.1 percent, 2.1 percent, and 2.4 percent for 1995, 1994, and 1993, respectively. The agreement contains certain financial covenants, which the Company met at December 31, 1995.

  The repurchase agreements represent short-term borrowings. The collateral for these borrowings consists of mortgage loans held for sale and mortgage-backed securities with outstanding balances on December 31, 1995 and 1994, of $84,113 and $183,260, respectively. The effective interest rates were 6.4 percent, 4.6 percent, and 3.7 percent for 1995, 1994, and 1993, respectively.

  The following table provides additional information relating to the mortgage loans and mortgage-backed securities collateralizing the repurchase agreements at December 31, 1995:

                                Assets
                  --------------------------------
                  Carrying      Accrued      Fair      Repurchase     Interest
Maturity           Value       Interest     Value       Liability       Rate
-------------     --------     --------    -------      --------       ------
Up to 30 days    $ 27,323       $ 193     $ 27,579      $ 26,544        6.5%
31 to 90 days      37,764         322       38,795        37,094        6.3%
Demand             19,026         175       20,817        19,015        6.0%
                 --------       -----     --------      --------
  Total          $ 84,113       $ 690     $ 87,191      $ 82,653
                 ========       =====     ========      ========

In September 1995, the Company entered into a $100 million revolving credit facility to be used for financing investment securities in the financial services segment. The agreement carries a one-year term, bears interest at market rates, and is collateralized by investment portfolio securities with outstanding balances of $34,426 at December 31, 1995. The effective interest rate on the revolving credit agreement was 6.24 percent for 1995.

  The Company also has a secured $35 million credit agreement to be used for the short-term financing of optional bond redemptions, which was renewed in January 1996. The agreement carries a one-year term and bears interest at market rates. The effective interest rates for this credit agreement during 1995 and 1994 were 6.5 percent and 1.3 percent, respectively.

  The weighted-average interest rates at the end of the period on all short-term borrowings were 4.6 percent, 4.6 percent, and 3.1 percent for 1995, 1994, and 1993, respectively. The weighted-average interest rates during the period on all short-term borrowings were 4.8 percent, 3.5 percent, and 3.1 percent for 1995, 1994, and 1993, respectively.


NOTE G: OFF BALANCE SHEET FINANCIAL INSTRUMENTS RELATED TO MORTGAGE LOAN ORIGINATIONS

The Company is a party to financial instruments in the normal course of business. The financial services segment uses financial instruments to meet the financing needs of its customers and reduce its exposure to fluctuations in interest rates. These instruments involve, to varying degrees, elements of credit and market risk not recognized in the consolidated balance sheets. The Company has no derivative Financial instruments that are held for trading purposes.

The contract or notional amounts of these financial instruments as of December 31 are as follows:

                                       1995               1994
                                      ------             ------
Commitments to originate
   mortgage loans                   $  64,393          $  85,466
Hedging contracts:
  Forward delivery contracts        $ 157,850          $ 146,900
  Options on forward
     delivery contracts             $  45,000          $   5,000

In addition, to protect against exposure to interest rate fluctuations on adjustable-rate mortgage-loan commitments, at December 31, 1995 and 1994, the Company contracted with various parties to deliver $154,200 and $205,466, respectively, in adjustable- and fixed-rate mortgage loans for a specified price on a primarily best efforts basis.

  Commitments to originate mortgage loans represent loan commitments with customers at current market rates up to 120 days before settlement. Loan commitments have no carrying value on the balance sheet. These commitments expose the Company to market risk as a result of increases in mortgage interest rates. The amount of risk is limited to the difference between the contract price and current market value, and is mitigated by fees collected from the customer and by the Company's hedging activities. Loan commitments had interest rates ranging from 6.3 percent to 11.0 percent as of December 31, 1995, and 5.3 percent to 11.9 percent as of December 31, 1994.

  Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on mortgage commitments and mortgage loans held for sale. The selection of these hedging contracts is based upon the Company's marketing strategy, which establishes a risk tolerance level. The major factors influencing the use of the various hedging contracts include general market conditions, interest rate, types of mortgages originated, and the percentage of mortgage loan commitments expected to be funded. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with the mortgage loan commitments and mortgage loans held for sale. Exposure to credit risk in the event of nonperformance by the other parties to the hedging contracts would be limited to the difference between the contract price and current market value of the hedged item, which would be a small percentage of the outstanding commitments, and would be limited to those instances where the Company was in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting the credit standards of the Company and monitoring position limits. Net deferred hedging (losses)/gains included with mortgage loans held for sale on the Company's balance sheet at December 31, 1995 and 1994, amounted to ($2,463) and $423, respectively.

NOTE H: FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments, both on and off the balance sheet, are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated using present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including the discount rate and estimates of cash flow. In that regard, the derived fair-value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

  The table below sets forth the carrying values and fair values of the Company's financial instruments, except for those financial instruments noted below for which the carrying values approximate fair values at the end of the year. It excludes non-financial instruments and, accordingly, the aggregate fair-value amounts presented do not represent the underlying value of the Company.
The Company used the following methods and assumptions in estimating fair values:

Cash and cash equivalents, industrial revenue bonds, bank credit agreement, loan servicing receivables, and short-term notes payable: The carrying amounts reported in the balance sheet approximate fair values.

Secured notes payable: The fair values of the Company's secured notes payable are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Senior notes, senior subordinated notes, mortgage loans held for sale, mortgage-backed securities, the various hedging contracts if settled on December 31, 1995, and mortgage loan commitments: The fair values of these financial instruments are estimated based on quoted market prices for similar financial instruments.

Call right options: In estimating the fair value, current mortgage prepayment speeds and mortgage collateral balances were used to estimate when the call rights would be exercisable. Based on year-end 1995 and 1994 collateral prices, the implied net gains that could be realized on exercise of the options and sale of the mortgage collateral were estimated. These net gains were then discounted using a current long-term market interest rate.

                                        1995                     1994
                                ------------------        ------------------
                                  Carrying    Fair        Carrying      Fair
                                  Value      Value          Value      Value
                                ------------------        ------------------

HOMEBUILDING
Liabilities:
  Secured notes payable         $  4,498   $  4,498       $ 25,560   $ 25,527
  Senior notes                    53,000     55,490         53,000     51,869
  Senior subordinated notes      200,000    201,500        200,000    171,220

FINANCIAL SERVICES

Assets:
  Mortgage loans
    held for sale, net          $285,001   $286,176       $214,772   $215,876
  Mortgage-backed securities,
    held-to-maturity, net            -         -            32,620     34,558
  Mortgage-backed securities,
    available-for-sale, net       47,911     47,911         63,647     63,647
  Notes receivable and other      64,633     68,332         74,853     76,124

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:

  Forward delivery contracts        -        (1,447)           -         (453)
  Options on forward
    delivery contracts              -           -              -           13
  Commitments to
    originate mortgage loans        -           296            -          (61)
  Call right options                -         5,012            -        2,547

Other Assets:
  Collateral for bonds
    payable of
    the limited-purpose
    subsidiaries                $375,146   $395,760       $459,044   $468,179

Other Liabilities:
  Bonds payable of
    limited-purpose
    subsidiaries                $364,672   $394,175       $446,752   $466,714

NOTE I: LIMITED-PURPOSE SUBSIDIARIES BONDS PAYABLE

The Company's limited-purpose subsidiaries are no longer issuing mortgage-backed securities and mortgage-participation securities. Previously, they issued mortgage-backed bonds and the Company retained residual interests in some of these bonds. Payments are made on the bonds on a periodic basis as a result of, and in amounts relating to, corresponding payments received on the underlying mortgage collateral.

  The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

                                                1995             1994
                                               ------           -------
Bonds payable, net of discounts:
1995-$6,662; 1994-$7,862                    $ 364,672         $ 446,752
Range of interest rates                     7.25-12.625%      7.25%-12.625%
Stated maturities                           2006-2019         2006-2021


NOTE J: LONG-TERM DEBT

Long-term debt consists of the following:

DECEMBER 31,                              1995                 1994
                                         -----                ------
Bank credit agreement                 $ 137,000            $ 127,500
Senior subordinated notes               200,000              200,000
Senior notes                             53,000               53,000
Secured notes payable                     4,498               25,560
Industrial revenue bonds                  2,109                2,684
                                      ---------             --------
                                        396,607              408,744
Less current portion                    (35,073)             (18,062)
                                      ---------             ---------
                                      $ 361,534            $ 390,682
                                      =========             =========

  The Company has an unsecured credit agreement with a group of banks, which was renewed in 1995 for a three-year period. The total borrowing capacity under this agreement, which matures in July 1998, was increased from $250 million to $400 million. Borrowings under the agreement bear interest at variable short-term rates. The effective interest rates for 1995, 1994, and 1993 were 8.0 percent, 6.6 percent, and 5.0 percent, respectively.

  The Company has $100,000 of 10.5 percent senior subordinated notes outstanding, due July 15, 2002, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after July 15, 1997. The Company also has $100,000 of 9.625 percent senior subordinated notes, due 2004, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after December 1, 2000. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

  At December 31, 1995, the Company had $53,000 of senior notes outstanding. The notes bear a fixed interest rate of 10.5 percent and mature in the years 1996 through 2000. Senior notes amounting to $15,000 matured and were paid off in January 1996.

  The Company's secured notes payable bear interest at 5.0 to 9.5 percent and are secured by land included in inventories with carrying values of approximately $8,694 and $38,037 as of December 31, 1995 and 1994, respectively. These notes are scheduled to be repaid in 1996.

  Industrial revenue bonds (IRBs), due in 1999, were issued in connection with the construction of manufacturing plants and bear interest at rates approximating short-term, tax-exempt rates. The combined effective interest rates for 1995, 1994, and 1993 were 4.5 percent, 3.3 percent, and 3.1 percent, respectively. The IRBs are collateralized with a first lien on all real and personal property at the respective sites, having a net carrying value on December 31, 1995 and 1994, of $4,774 and $5,143, respectively.

  Maturities of long-term debt for each of the next five years are as follows:

1996       $  35,073
1997          15,575
1998         137,650
1999             309
2000           8,000

The bank credit agreement, senior subordinated indenture agreements, senior note agreements, and IRB loan agreements contain certain financial covenants. Under the loan covenants the Company has $13,662 of retained earnings available for dividends at December 31, 1995. At December 31, 1995, the Company is in compliance with its covenants.

NOTE K: INCOME TAXES

The Company's (benefit) expense for income taxes relating to (losses) earnings from continuing operations for the years ended December 31 is summarized as follows:

                                  1995         1994          1993
                                 -----         -----         -----
CURRENT:
Federal                        $ (1,257)     $ 5,671      $ 17,382
State                              (266)       1,203         3,566
                               --------      -------      --------
Total current                    (1,523)       6,874        20,948

DEFERRED:

Federal                         (12,754)       3,359       (22,936)
State                            (2,706)         713        (4,706)
                               --------      -------       --------
Total deferred                  (15,460)       4,072       (27,642)
                               --------      -------       --------
Total (benefit) expense        $(16,983)     $10,946      $ (6,694)
                               ========      =======       ========

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  A reconciliation between the total income tax (benefit) expense and the income tax (benefit) expense computed by applying the statutory federal income tax rate to (losses) earnings from continuing operations before income taxes is as follows:

                                       1995          1994          1993
                                       ----          -----         -----
Computed income taxes at
   statutory rate (35%)            $ (14,860)      $ 9,577      $ (5,691)
   Applicable state taxes             (1,932)        1,245          (740)
   Goodwill amortization                 408           408           408
   RSOP dividend                        (401)         (401)         (328)
   Other, net                           (198)          117          (343)
                                   ---------       -------      --------
Total actual income
   tax (benefit) expense           $ (16,983)      $10,946      $ (6,694)
                                   =========       =======      ========

Significant components of the Company's deferred tax liabilities and assets as of December 31 were as follows:

                                               1995                 1994
                                               ----                 ----
DEFERRED TAX ASSETS:

Inventory valuation provisions
   and operational reserves                 $ 37,278             $ 24,070
Employee benefit plans                         5,472                4,479
Capitalization of
   costs to inventory                          5,809                6,756
Recognition of joint
   venture income                                847                2,474
Other                                          2,531                2,676
                                             -------               ------
   Total deferred tax assets                  51,937               40,455
                                             =======               ======
DEFERRED TAX LIABILITIES:

Gross profit from sales
   reported on the
   installment method                         (5,091)              (6,082)
Preconstruction interest                      (2,307)              (3,039)
Unrealized market gain                        (1,354)              (1,690)
Other                                         (1,926)              (1,822)
                                             -------               -------
Total deferred tax liabilities               (10,678)             (12,633)
                                             -------               -------
Net deferred tax asset                      $ 41,259             $ 27,822
                                             =======               =======

  The Company has determined that no valuation allowance for the deferred tax asset is required due to tax carrybacks currently available. The Company had a current tax asset of $7,750 as of December 31, 1995, and a current tax asset of $11,614 as of December 31, 1994.

NOTE L: STOCKHOLDERS' EQUITY

PREFERRED STOCK

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable convertible preferred stock, par value $1.00, to the RSOP Trust for $31.5625 per share, or an aggregate purchase price of approximately $40,000 (see Note
M).

  Each share of preferred stock pays an annual cumulative dividend of $2.21. During 1995, 1994, and 1993, the Company paid $2,193, $2,441, and $2,589, respectively, in dividends on the preferred stock. Each share of preferred stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the preferred stock generally vote together with the common stockholders on all matters.

  Under the RSOP Trust, at the option of the trustee, the Company may be obligated to redeem the preferred stock to satisfy distribution obligations to or investment elections of participants. For purposes of these redemptions, the value of each share of preferred stock is determined monthly by an independent appraiser, with a minimum guaranteed value of $25.25 per share. The Company may issue common stock to satisfy this redemption obligation, with any excess redemption price to be paid in cash. At December 31, 1995 and 1994, the maximum cash obligation for such redemptions was shown outside of stockholders' equity as part of other liabilities. This obligation is calculated assuming that all preferred shares outstanding were submitted for redemption.

  Based upon the appraised value of each share of preferred stock ($25.50, $25.25, and $29.125) and the market value of each share of common stock ($14.00, $15.00, and $20.00) at December 31, 1995, 1994, and 1993,
respectively, and the application of a proportionate amount of the note due from the RSOP Trust, the net amounts of this obligation at December 31, 1995, 1994, and 1993 were $3,051, $3,453, and $2,398, respectively. During 1995 and
1994, 129,806 and 80,749 shares of preferred stock, respectively, were converted into shares of common stock.

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

  In the event the Company enters into a merger or other business combination, or if a substantial amount of its assets are sold after the time that the rights become exercisable, the rights provide that the holder will receive, upon exercise, shares of the common stock of the surviving or acquiring Company having a market value of twice the exercise price. Until the earlier of the time that the rights become exercisable, are redeemed or expire, the Company will issue one right with each new share of common stock issued.


NOTE M: EMPLOYEE INCENTIVE AND STOCK PLANS

The Company's employee incentive and stock plans are as follows:

RETIREMENT AND STOCK OWNERSHIP PLAN

On August 16, 1989, the Company established an employee stock ownership plan, known as the RSOP Trust. The RSOP Trust's purchase of shares of preferred stock was Financed by a loan to the RSOP Trust by the Company in an amount of $40,000. The loan bears interest at the rate of 9.99 percent and is expected to be repaid by the RSOP Trust through dividends received on the preferred stock and Company contributions. The RSOP Trust incurred interest on this loan in 1995, 1994, and 1993 of $2,229, $2,637, and $3,045, respectively. Preferred shares are collateral for the loan and are released to the RSOP Trust as debt payments are made. As of December 31, 1995, 428,001 shares under the RSOP Trust have been allocated to participants and 515,096 shares remain unallocated.

  There are two components within the RSOP: a 401(k) plan and a Profit sharing plan. All full-time employees with one year of service are eligible to participate in the RSOP. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Compensation expense reflects the Company's matching contributions of the employee 401(k) contributions and any discretionary profit sharing contribution. Total compensation expense amounted to $5,072, $4,986, and $5,042 in 1995, 1994, and 1993, respectively.

EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS

The Company's 1992 Equity Incentive Plan permits the Company to provide equity incentives in the form of stock options, stock appreciation rights, performance shares, restricted stock, and other stock-based awards to employees. Under the Company's 1992 Equity Incentive Plan, options are granted to purchase shares at prices not less than the fair-market value of the shares at the date of grant. The options are exercisable at various dates over one- to 10-year periods.

  The Company uses the intrinsic value method to measure compensation expense related to the award of stock options. Since stock option awards are granted at prices no less than the fair-market value of the shares at the date of grant, no compensation expense is recognized.

  Pursuant to the Equity Incentive Plan, the Company has long-term incentive plans for officers and key employees. After each fiscal year, restricted shares of the Company's common stock and cash are credited to the accounts of the participants according to a prescribed formula. Total compensation expense relating to these plans amounted to $1,404 in 1995 and $2,504 in 1994. There was no compensation expense relating to this plan in 1993.

  Under the Company's Non-employee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair-market value of the shares at the date of grant. A maximum of 100,000 shares of common stock has been reserved for issuance under this plan.

  On November 29, 1993, the Company entered into a Stock Unit Agreement with an officer, pursuant to the Equity Incentive Plan. The Company granted to the officer 75,000 stock units. Each stock unit is payable in one share of the Company's common stock. The units vest in increments of 15,000 units for five years beginning November 1, 1994. For 1995 and 1994, the Company recognized compensation expense of $267 and $315, respectively, under this plan
The following is a summary of the transactions relating to all stock option plans for each year ended December 31:

                                    1995           1994             1993
                                   ------         -------          -------
Options outstanding
  Beginning of year              1,262,599       1,040,530       1,034,792
Granted                            620,270         507,600         240,800
Exercised                          (47,600)        (45,030)        (94,622)
Canceled                          (289,569)       (240,501)       (140,440)
                                 ---------       ---------       ----------
Options outstanding
  end of year                    1,545,700       1,262,599       1,040,530
Available for
  future grant                     530,729         708,157         737,351
                                 ---------       ---------       ---------
Total shares reserved            2,076,429       1,970,756       1,777,881
                                 =========       =========       =========
Options exercisable
  at December 31                   701,262         656,827         600,500
                                 =========       =========       =========
Prices related
  to options
  exercised during
  the year                   $10.94-$15.25   $10.13-$20.75   $10.13-$23.25

Prices related to options outstanding on December 31, 1995, ranged from $13.50 to $26.00.


NOTE N: COMMITMENTS AND CONTINGENCIES

COMMITMENTS

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. As of December 31, 1995, the Company had deposits and letters of credit outstanding of $29,761 for options and land purchase contracts having a total purchase price of $334,462.
  Rent expense primarily relates to office facilities, model home furniture, and equipment. Total rent expense amounted to $11,681, $13,973, and $10,544 for the years ended December 31, 1995, 1994 and 1993, respectively. Future minimum rental commitments under non-cancelable leases with remaining terms in excess of one year are as follows:

1996                          $  9,559
1997                             8,704
1998                             6,091
1999                             4,044
2000                             3,395
After 2000                       2,883
                              --------
Total lease commitments       $ 34,676
                              ========

CONTINGENCIES

Contingent liabilities may arise from the obligations incurred in the ordinary course of business, or from the usual obligations of on-site housing producers for the completion of contracts.

  Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. Total development bonds at December 31, 1995, were $85,859, and total letters of credit at December 31, 1995, were $4,077.

  One current and two former officers of Ryland Mortgage Company ("RMC") have been notified that they are targets of a federal grand jury investigation concerning alleged misappropriation of funds from the Resolution Trust Corporation ("RTC"). The Company has been advised that the investigation relates to alleged overpayments to RMC of approximately $3 million under two mortgage-servicing contracts with the RTC. The Company is investigating this matter, and at this time cannot predict how it will be resolved or whether the Company or RMC will incur any liability.

  The Company is also party to various legal proceedings generally incidental to its businesses. Based on evaluation of these matters and discussions with counsel, management believes that liabilities to the Company arising from these matters will not have a material adverse effect on the financial condition of the Company.

                      The Ryland Group, Inc. and Subsidiaries
                          REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
The Ryland Group, Inc.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note A to the financial statements, in the fourth quarter of 1995, the Company changed its method of accounting for impairment of long-lived assets in accordance with the adoption of FASB No. 121 and, effective January 1, 1994, the Company also changed its method of accounting for investments in debt securities in accordance with the adoption of FASB No. 115.


                                                    /s/ Ernst & Young LLP


Baltimore, Maryland
February 5, 1996

                     The Ryland Group, Inc. and Subsidiaries
                          QUARTERLY FINANCIAL DATA

(amounts in thousands, except per share data) unaudited

                                            1995
QUARTER ENDED                  Dec. 31(1)    Sept. 30    June 30    March 31
----------------------------------------------------------------------------
Consolidated Results:
Revenues                       $448,040     $402,587    $389,228    $345,197
(Loss) earnings from
  continuing operations
  before taxes                  (39,588)       1,130      (1,536)     (2,463)
Income tax (benefit)
  expense                       (15,835)         452        (614)       (986)
                               ---------    --------    ---------    --------
Net (loss) earnings from
  continuing operations         (23,753)         678        (922)     (1,477)
Discontinued operations,
 net of taxes(2)
  Earnings from
    discontinued operations           0            0       1,168       2,150
  Gain on sale of
    discontinued operations           0            0      19,538           0
                               ---------    --------    --------    --------
Net (loss) earnings before
  cumulative effect
  of a change in
  accounting principle          (23,753)         678      19,784         673
Cumulative effect
  of a change in
  accounting principle
  (net of taxes of $1,384)            0            0           0           0
                               ---------    --------    --------    --------
Net (loss) earnings            $(23,753)    $    678    $ 19,784    $    673

Net (loss) earnings per
  common share (primary)       $  (1.55)    $   0.01    $   1.22    $   0.01

Weighted average common
  shares outstanding             15,667       15,812      15,764      15,676

(1) Reflects a $27 million after-tax charge related to homebuilding inventories and investments in unconsolidated joint ventures.
(2) The Company sold its institutional mortgage-securities administration business in the second quarter of 1995.
(3) Includes the effect of a change in accounting principle of $0.13 per share.

                                            1994
QUARTER ENDED                  Dec. 31(1)    Sept. 30    June 30    March 31
----------------------------------------------------------------------------
Consolidated Results:
Revenues                       $439,720     $441,975    $410,649    $326,792
(Loss) earnings from
  continuing operations
  before taxes                    1,343       11,378      10,026       4,616
Income tax (benefit)
  expense                           538        4,551       4,010       1,847
                               --------     --------    --------    --------
Net (loss) earnings from
  continuing operations             805        6,827       6,016       2,769
Discontinued operations,
  net of taxes(2)
Earnings from
  discontinued operations         1.460        1,562       1,566        1,386
Gain on sale of
  discontinued operations             0            0           0            0
                               --------     --------     -------     --------
Net (loss) earnings before
  cumulative effect
  of a change in
  accounting principle            2,265        8,389       7,582        4,155
Cumulative effect
  of a change in
  accounting principle
  (net of taxes of $1,384)            0            0           0        2,076
Net (loss) earnings            $  2,265     $  8,389    $  7,582    $   6,231

Net (loss) earnings per
  common share (primary)       $   0.11     $   0.50    $   0.45    $  0.36(3)

Weighted average common
  shares outstanding             15,572       15,554      15,553       15,574

(1) Reflects a $27 million after-tax charge related to homebuilding inventories and investments in unconsolidated joint ventures.
(2) The Company sold its institutional mortgage-securities administration business in the second quarter of 1995.
(3) Includes the effect of a change in accounting principle of $0.13 per share.

The Ryland Group, Inc. and Subsidiaries
COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group, Inc., lists its common shares on the New York Stock Exchange, trading under the symbol RYL. The table below presents the high and low market prices and dividend information for the Company. The number of common stockholders of record as of February 7, 1996, was 3,252. (See Note J for dividend restrictions.)

                                                                Dividends
                                                                 Declared
1995                              High         Low               Per Share
---------------------------------------------------- ---------------------
First quarter                   $15         $ 13 3/8               $0.15
Second quarter                   17 1/4       14 3/8                0.15
Third quarter                    17 1/4       14 5/8                0.15
Fourth quarter                   15 5/8       12 3/8                0.15

                                                                Dividends
                                                                 Declared
1994                              High         Low               Per Share
--------------------------------------------------------------------------
First quarter                    $25 5/8     $19 3/4               $0.15
Second quarter                    21          17 3/8               $0.15
Third quarter                     19 1/8      15 7/8               $0.15
Fourth quarter                    16 3/8      12 7/8               $0.15