Form 10-K405, Exhibit 13
period 1996-12-31
RYLAND GROUP INC
filed 1997-03-20
CIK 85974

The Ryland Group, Inc. and Subsidiaries
                               SELECTED FINANCIAL DATA

(dollar amounts in millions, except unit and per share data) unaudited
------------------------------------------------------------------------------
                                      1996     1995     1994     1993     1992
------------------------------------------------------------------------------
Annual Results:

Revenues
    Homebuilding                    $1,473   $1,458   $1,443   $1,204   $1,077
    Financial services and
     limited-purpose subsidiaries      107      127      176      247      347
                                     -----------------------------------------
       Total                         1,580    1,585    1,619    1,451    1,424

Cost of sales - homebuilding         1,277    1,280    1,262    1,059      940
Selling, general and
 administrative expenses               203      211      225      201      200
Interest expense                        74       91      105      162      249

Impairment of inventories and
 joint venture investments (1)           0       45        0       45        0
                                     -----------------------------------------

Earnings (loss) from continuing
 operations before taxes                26      (42)      27      (16)      35

Tax expense (benefit)                   10      (17)      11       (6)      12
                                     -----------------------------------------

Net earnings (loss) from
 continuing operations                  16      (25)      16      (10)      23

Discontinued operations, net of
 taxes (2)
  Earnings from discontinued
   operations                            0        3        6        7        5
  Gain on sale of discontinued
   operations                            0       19        0        0        0
                                     -----------------------------------------

Net earnings (loss) before
   cumulative effect
    of accounting change                16      (3)       22      (3)       28

Cumulative effect of accounting
 change, net of taxes (3)                0       0         2       0         0
                                     -----------------------------------------

Net earnings (loss)                 $   16   $  (3)   $   24   $  (3)   $   28
                                     -----------------------------------------

Year-End Position:

Assets
    Housing inventories             $  575   $ 538   $   600  $  492    $  485
    Mortgage loans held for sale       180     285       215     536       393
    Mortgage-backed securities
      and notes receivable             144     113       171     192       241
    Collateral for bonds payable
      of limited-purpose
      subsidiaries                     214     375      459      798     1,560
    Other assets                       226     270      259      298       218
                                     -----------------------------------------
          Total assets              $1,339  $1,581   $1,704   $2,316    $2,897
                                     -----------------------------------------

Liabilities
    Long-term debt                  $  354  $  397   $  409   $  381    $  318
    Short-term notes payable           326     367      378      717       588
    Bonds payable of limited
     -purpose subsidiaries             207     365      447      778     1,533
    Other liabilities                  142     151      158      147       152
                                     -----------------------------------------
         Total liabilities          $1,029  $1,280   $1,392   $2,023    $2,591
                                     -----------------------------------------
Stockholders' equity                $  310  $  301   $  312   $  293    $  306
                                     -----------------------------------------

Per Common Share Data:

Primary net earnings (loss)
 from continuing operations         $ 0.87  $(1.78)  $ 0.90   $(0.79)   $ 1.36
Primary net earnings (loss)
 before cumulative effect of
  accounting change                 $ 0.87  $(0.31)  $ 1.29   $(0.34)   $ 1.66
Primary net earnings (loss)         $ 0.87  $(0.31)  $ 1.42   $(0.34)   $ 1.66
Dividends declared                  $ 0.60  $ 0.60   $ 0.60   $ 0.60    $ 0.60
Stockholders' equity                $19.00  $18.69   $19.56   $18.61    $19.43
                                     -----------------------------------------

(1) 1995 and 1993 reflect $45 million pretax charges related to homebuilding inventories and investments in unconsolidated joint ventures.

(2) The Company sold its institutional mortgage securities administration business in the second quarter of 1995.

(3) The Company adopted Statement of Financial Accounting Standards No.115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

THE COMPANY

Operations of The Ryland Group, Inc. and subsidiaries (the "Company") consist of two business segments: homebuilding and financial services. The Company's homebuilding segment constructs and sells single-family attached and detached homes in 24 divisions in 20 states throughout the United States. The financial services segment provides various mortgage-related products and services for retail customers and conducts investment activities.

RESULTS OF OPERATIONS
CONSOLIDATED
The Company reported consolidated net earnings of $15.8 million, or $.87 per share, for 1996, compared with a consolidated net loss of $2.6 million, or $.31 per share, for 1995, and consolidated net earnings of $24.5 million, or $1.42 per share, for 1994. From continuing operations, the Company's 1996 net earnings of $15.8 million, or $.87 per share, compare with a 1995 net loss of $25.5 million, or $1.78 per share, and 1994 net earnings of $16.4 million, or $.90 per share.

The Company's results for 1995 include an after-tax impairment charge of $27 million (pretax $45 million), primarily related to the Company's adoption of Statement of Financial Accounting Standards No. 121 (FASB 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", that resulted in a reduction in the carrying value of certain inventories and joint venture investments to fair value. The 1994 results include $2.1 million, or $.13 per share, for the cumulative impact of an accounting change to adopt Statement of Financial Accounting Standards No. 115 (FASB 115), "Accounting for Certain Investments in Debt and Equity Securities."

The Company's 1995 results also include a net after-tax gain of $19.5 million related to the second-quarter sale of the Company's institutional mortgage securities administration business. The sale of this business was consistent with the Company's long-term strategy to focus on its core homebuilding and retail mortgage-finance operations and to invest additional capital into its homebuilding operations.

The homebuilding segment recorded pretax earnings of $22.6 million for 1996, compared with a pretax loss of $47.5 million for 1995 and pretax earnings of $10.9 million for 1994. Homebuilding results in 1996 increased from 1995, excluding the $45 million pretax impairment charge, primarily due to improved gross profit margins combined with lower selling, general and administrative expenses. Homebuilding results in 1995, excluding the impairment charge, declined from 1994 primarily due to lower closing volume and gross profit margins.

The financial services segment reported pretax earnings of $15.8 million for 1996, compared with $17.9 million for 1995 and $33.5 million for 1994. The decline from 1995 was primarily attributable to a decrease in investment earnings due to lower gains from sales of mortgage-backed securities. Retail earnings for 1996 were comparable to 1995. The decline in 1995 from 1994 was primarily attributable to lower gains from sales of mortgages and mortgage servicing rights and a lower level of investment earnings.

Corporate expenses represent the costs of corporate functions, which support the business segments. Corporate expenses totaling $12.0 million for 1996 were down $.9 million from 1995 primarily due to the Company's efforts to reduce operating expenses. Corporate expenses in 1995 were down $4.3 million from 1994 primarily as a result of staff reductions which occurred in the latter part of 1994 and lower payouts under the Company's performance-based incentive plans.

The Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, but they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues of the limited-purpose subsidiaries consist of interest on mortgage collateral subject to bond indebtedness. Expenses consist primarily of interest on the outstanding bonds and amortization of deferred costs. Revenues, expenses and portfolio balances continue to decline as the mortgage collateral pledged to secure the bonds decreases due to scheduled payments, prepayments and exercises of early redemption provisions. Revenues have approximated expenses for the last three years.

HOMEBUILDING SEGMENT

Results of operations for the homebuilding segment are summarized as follows (amounts in thousands except average closing price):

                                 1996         1995          1994
                                 ----         ----          ----

Revenues                    $ 1,473,275   $1,458,174   $ 1,443,212

Gross profit                    196,398      178,428       181,391

Selling, general and
 administrative expenses        146,285      151,087       142,254

Interest expense                 27,517       29,807        28,209

Impairment of inventories
 and joint venture
 investments                          0	     45,000	           0
                                   ----         ----          ----


Homebuilding pretax
 earnings (loss)            $    22,596    $ (47,466)   $   10,928
                               ========     ========      ========

Average closing price       $   174,000    $ 164,000    $  160,000
                               ========     ========      ========

The Company's homebuilding segment reported pretax earnings of $22.6 million in 1996, compared with a pretax loss of $47.5 million in 1995 and pretax earnings of $10.9 million in 1994. The improvement in 1996, compared with 1995, excluding the $45 million pretax impairment charge, was primarily attributable to improved gross profit margins as well as lower selling, general and administrative expenses. The 1995 pretax impairment charge of $45 million was primarily related to the Company's adoption of FASB 121 and its effect on the valuation of homebuilding inventories and investments in joint ventures. Of the total impairment charge, $31 million related to California inventories and $14 million related to assets to be disposed of.

In the fourth quarter of 1995, in response to competitive market pressures in California, the Company determined that some product repositioning, increased homebuyer incentives and reduced selling prices were necessary in certain of its California subdivisions. The land inventory in most of these subdivisions was acquired in 1988 and 1989 and had a cost basis substantially in excess of current market values. Accordingly, the Company determined that certain subdivision inventories were impaired. Under FASB 121, a writedown of $31 million was required to state the impaired inventories at their fair value.
In addition, the Company decided to dispose of certain joint venture investments in the Mid-Atlantic and certain subdivision inventories in other geographic areas because the Company believed that it could achieve higher returns on alternative uses of its capital. As a result, the Company recorded a reserve of $14 million in the fourth quarter of 1995 to reduce the carrying value of these assets to their fair value less cost to sell.

Excluding the pretax impairment charge of $45 million, the Company's homebuilding segment reported a pretax loss of $2.5 million for 1995, compared with pretax earnings of $10.9 million for 1994. The decline in 1995 earnings was due to lower closing volume and lower gross profit margins.

Homebuilding revenues increased 1.0 percent in 1996, compared with 1995, primarily due to a $10,000 increase in average closing price and increased revenues from land sales. The increase in average closing price was partially offset by a 6.3 percent decline in closings reflecting a reduction in new orders resulting from increased competitive pressures in certain markets and the Company's reduced inventory investment in the Mid-Atlantic region. Homebuilding revenues increased 1.0 percent in 1995, compared with 1994, due to a $4,000 increase in average closing price, which was partially offset by a
 .9 percent decline in closings. Closing volume was down in 1995, primarily due to slower sales early in the year, particularly in the Mid-Atlantic region.

Gross profit margins increased to 13.3 percent for 1996, an increase of 1.1 percentage points from 1995, excluding the impairment charge. Increased closings from higher-margin new communities and $4.0 million in gains from land sales contributed to the 1996 margin improvement. Gross profit margins of 12.2 percent for 1995, excluding the impairment charge, were down from 12.6 percent for 1994. The Company's focus on reducing unsold homes under construction and actions taken in the Mid-Atlantic region to close out older communities with high-cost land positions, negatively impacted gross profit margins during 1995. The Company's gross profit margins during 1995 and 1994 were negatively impacted by the build out of older inventories in California that were affected by a decline in economic and market conditions. The impairment charge taken in 1995 adjusted the basis of the affected California inventories to fair value.

Selling, general and administrative expenses as a percent of revenues were 9.9 percent for 1996, 10.4 percent for 1995 and 9.9 percent for 1994. The 1996 decline is primarily reflective of the Company's ongoing efforts to control costs as both general and administrative costs and selling costs declined from 1995. Included in selling, general and administrative expenses for 1995 were $2.2 million of reorganization costs associated with the Company's initiatives to restructure certain divisions within its Mid-Atlantic and Southwest operations. In addition to the impact of the reorganization costs, selling, general and administrative expenses increased in 1995 due to expenses associated with expansion into new markets and higher costs associated with the Company's new marketing and merchandising programs initiated in 1994.

Interest expense decreased in 1996 due to a lower average cost of funds. Interest expense increased in 1995 due to an increase in the average homebuilding debt outstanding required to fund higher average inventories and an increase in the average cost of funds. The increase in interest expense in 1995 was mitigated by an increase in the amount of interest capitalized due to an increase in land under development.


HOMEBUILDING OPERATIONAL DATA

                                       1996                     1995
                                       ----                     ----
                 New Orders   %       Closings   %       New Orders   Closings
                 (Units)      Change  (Units)    Change  (Units)      (Units)
                 ----------   ------  --------   ------  ----------   --------

Mid-Atlantic     1,194        (41)     1,470     (38)     2,011        2,385
Midwest          1,345          3      1,370      23      1,307        1,112
Southeast        1,450          4      1,401      11      1,399        1,260
Southwest        1,578        (18)     1,806       1      1,923        1,794
West             2,272        ( 9)     2,341      (2)     2,501        2,399
                 ----         ----     ----      ----     ----       -------
    Total        7,839        (14)     8,388      (6)     9,141        8,950



                    Outstanding Contracts              Outstanding Contracts
                     December 31, 1996                   December 31, 1995
                   ---------------------               ---------------------
                              Dollars                      Dollars
                        %     in        Average            in          Average
               Units  Change  Millions   Price    Units    Millions    Price
               -----  -----   ------  --------   ------  ----------   --------

Mid-Atlantic   370    (43)    $74     $ 200,232     646    $125       $193,912
Midwest        469     (5)     77       165,439     494      79        159,917
Southeast      498     11      87       174,904     449      74        164,209
Southwest      334    (41)     52       154,605     562      92        163,308
West           524    (12)    115       219,237     593     107        181,425
             -----   -----   -----    ---------     ---    -----      --------
    Total    2,195   (20)    $405     $ 184,646   2,744    $477       $173,965

New orders in 1996 declined 14 percent compared with 1995 due to decreases in the Mid-Atlantic, Southwest and West regions, which resulted from increased competitive pressures combined with the Company's emphasis on margin improvement rather than volume growth. The significant decline in the Mid-Atlantic region was also due in large part to the Company's reduced investment in favor of other markets showing stronger growth characteristics. The growth for the year in the Midwest region was primarily attributable to the Company's new markets in Chicago and Minneapolis, while growth in the new Tampa market increased new orders for the Southeast region.

As of December 31, 1996, the Company had outstanding contracts for 2,195 units, down 20 percent from year-end 1995 due to a decline in new orders. Outstanding contracts represent the Company's backlog of sold but not closed homes, which generally are built and closed, subject to cancellation, over the next two quarters. The $405 million value of outstanding contracts decreased 15 percent from year-end 1995. The decrease in outstanding contracts as of the end of the year could result in a decline in homebuilding revenues and closings for the first half of 1997.

FINANCIAL SERVICES SEGMENT
The Company's financial services segment reported pretax earnings of $15.8 million in 1996, compared with $17.9 million in 1995 and $33.5 million in 1994.

Pretax earnings by line of business were as follows (amounts in thousands):

                              1996            1995            1994
                              ----            ----            ----
Retail                    $  9,539        $  9,672      $   21,484
Investments                  6,308           8,198          12,042
                          --------        --------        --------
    Total                 $ 15,847        $ 17,870        $ 33,526
                          ========        ========        ========

The decline in pretax earnings in 1996 was primarily due to a decrease in investment earnings as the result of lower gains from the sale of mortgage-backed securities. Lower retail originations and revenues in 1996 were substantially offset by reduced general and administrative expenses and a higher net interest spread.

During 1996, the Company sold its wholesale mortgage origination business based on expectations that the business would not contribute significantly to the Company's future earnings. The disposition of this business reduced mortgage originations and revenues of the financial services segment in 1996 but did not have a material effect on the Company's earnings for the year. The decline in pretax earnings in 1995 compared with 1994 was primarily related to lower gains from sales of mortgages and mortgage servicing rights and a lower level of investment earnings.

Revenues and expenses for the financial services segment were as follows (amounts in thousands):
                                   1996         1995         1994
                                  -----         -----        -----
Retail revenues:
  Interest and
    net origination fees         $ 13,210    $ 16,727      $19,468

  Gains on sales of mortgages
    and servicing rights           15,543      17,362       37,191
  Loan servicing                   29,684      32,650       37,578
  Title/escrow                      5,733       5,246        4,597
       Total retail revenues       64,170      71,985       98,834
                                   ------      ------       ------
Revenues from investment
    operations                     15,354      17,626       24,797
                                   ------      ------       ------

Total revenues                     79,524      89,611      123,631
Expenses:
 General and administrative        44,723      47,991       63,411
 Interest                          18,954      23,750       26,694
                                   ------      ------       ------
Total expenses                     63,677      71,741       90,105
                                   ------      ------       ------

Pretax earnings                  $ 15,847    $ 17,870      $33,526
                                 ========    ========      ========

Revenues for the financial services segment decreased in 1996 primarily due to reduced mortgage originations, which declined by 27.2 percent due principally to the sale of the wholesale mortgage origination business in May 1996. Revenues decreased 27.5 percent in 1995 compared with 1994 primarily as a result of lower gains from sales of mortgages and mortgage servicing rights and lower revenues from investment operations due to a decline in the investment portfolio. The decrease in loan servicing revenue in 1996 is a result of lower revenue per loan primarily due to changes in the portfolio product mix. Loan servicing revenue declined in 1995 due to reductions in the Company's loan servicing portfolio.

Declines in interest expense for 1996, 1995 and 1994 were directly related to the level of borrowings required to fund mortgage loan originations and investment portfolio balances in those periods. General and administrative expenses for the financial services segment declined 6.8 percent in 1996 due to the disposition of the Company's wholesale mortgage origination business combined with the Company's cost reduction efforts. General and administrative expenses for the financial services segment declined 24.3 percent in 1995 as a result of cost reduction measures in retail operations initiated in the latter part of 1994.

Retail Operations
Retail operations include mortgage origination, loan servicing and title/escrow services for retail customers.

A summary of mortgage origination activities is as follows:

                                  1996      1995        1994
                                  ----      ----        ----

Dollar volume of mortgages
  originated (in millions)     $  1,466    $ 1,952     $ 2,055

Number of mortgages
  originated                     11,161     15,330      16,740

Percentage
    Ryland home settlements         47%        35%         28%
    Other settlements               53%        65%         72%
                                   ----       ----       -----
    Total settlements              100%       100%        100%
                                    ----      ----       ----

Mortgage originations decreased by 27.2 percent from 1995 due to the sale of the wholesale mortgage origination business. Excluding wholesale originations, originations for 1996 decreased by 2.0 percent compared with 1995, primarily due to the lower volume of closings from the Company's homebuilding segment. Mortgage origination volume in 1995 was down 8.4 percent compared with 1994 as declines early in 1995 were offset by increases later in the year when the interest rate environment was more favorable.

The Company earns interest on mortgages held for sale and pays interest on borrowings secured by the mortgages. Significant data related to these activities are as follows:

                                    1996        1995       1994
                                    ----        ----       ----
Net interest earned
 (in thousands)                 $  6,458    $  5,766    $  9,598

Average balance of
 mortgages held for sale
 (in millions)                  $    168    $    211    $    293

Net interest spread                 3.8%        2.7%        3.3%

Net interest earned increased in 1996 due to a higher net interest spread resulting from lower average borrowing costs. Net interest earned decreased in 1995 due to a lower average balance of mortgages held for sale combined with a lower net interest spread.

The Company services loans that it originates, as well as loans originated by others. Loan servicing portfolio balances were as follows at December 31 (amounts in billions):

                                1996         1995         1994
                                ----         ----         ----
Originated                     $ 2.1        $ 2.4        $ 2.8
Acquired                         3.0          3.5          4.0
Subserviced                      1.2           .3           .1
                               -----        -----        -----
  Total serviced               $ 6.3        $ 6.2        $ 6.9
                               =====        =====        =====

The increase in the portfolio balance is attributable to an increase in loans subserviced for others. The decreases in the originated and acquired portfolio balances in 1996 and 1995 are primarily attributable to normal mortgage prepayment activity.

Investment Operations
The assets of the Company's investment operations primarily consist of mortgage-backed securities, which were obtained as a result of the exercise of redemption rights on various mortgage-backed bonds previously owned by the Company's limited-purpose subsidiaries. Revenues and expenses were as follows (amounts in thousands):

                                           1996        1995        1994
                                           ----        ----        ----

Sale of mortgage-backed securities     $  1,138    $  4,839    $  2,349
Interest and other income                14,216      12,787      22,448
                                         ------      ------      ------
     Total revenues                      15,354      17,626      24,797
Interest and other expenses               9,046       9,428      12,755
                                         ------      ------      ------
Pretax earnings                        $  6,308    $  8,198    $ 12,042
                                         ------      ------      ------

Interest and other income includes $1.3 million for 1996 related to the redemption of certain securities. Pretax earnings for 1996 were lower than 1995 due to a decrease in the gains from the sale of mortgage-backed securities. Pretax earnings for 1995 decreased compared with 1994 due to decreases in the net interest earned on mortgage-backed securities and notes receivable. Partially offsetting the lower net interest earned in 1995 were higher gains from sales of mortgage-backed securities.

Significant data from investment operations are as follows:

                                     1996       1995     1994
                                     ----       ----     ----
Net interest earned
(in thousands)                    $ 4,744    $ 4,433   $12,989

Average balance outstanding
  (in millions)                   $   123    $   122   $   205

Net interest spread                  3.8%       3.6%      6.3%


The Company earns a net interest spread on the investment portfolio, which represents the difference between the interest rates on the mortgage-backed securities and notes receivable and the related borrowing rates. A small increase in the average investment portfolio balance outstanding combined with a higher net interest spread resulted in an increase in net interest earned for 1996. The 1995 decrease in net interest earned was primarily due to a decline in the average balance outstanding combined with a lower net interest spread resulting from an increase in borrowing rates.


DISCONTINUED INSTITUTIONAL OPERATIONS
In the second quarter of 1995, the Company sold its institutional mortgage securities administration business which included master servicing, securities administration, investor information services, and tax calculation and reporting. The prior period results for this business (formerly reported as institutional financial services), as well as the $19.5 million net after-tax gain on the sale of the business, have been reported as discontinued operations in the accompanying consolidated statements of earnings. Revenues from operations of the discontinued business were $11.4 million and $23.6 million for 1995 and 1994, respectively. Net after-tax earnings from operations of the discontinued business were $3.3 million for 1995 and $6.0 million for 1994.

FINANCIAL CONDITION AND LIQUIDITY
The Company generally provides for the cash requirements of the homebuilding and financial services businesses from outside borrowings and internally generated funds. The Company believes that its current sources of cash are sufficient to finance its requirements.

The homebuilding segment has provided for a significant portion of its external financing requirements through the issuance of senior and senior subordinated notes, which totaled $318 million as of December 31, 1996. Of this amount, only $18 million matures in the next five years. During 1996, the Company completed the issuance of $100 million of 10.5% senior notes due 2006. The Company used the net proceeds of the offering to repay amounts outstanding under its revolving credit facility and certain senior notes. Senior notes amounting to $35 million matured and were paid off in 1996, and $10 million in senior notes matured and were paid off in January 1997.

The homebuilding segment also meets its borrowing needs through utilization of an unsecured revolving credit facility which is primarily used to finance increases in its homebuilding inventory. As of January 1997, this facility provides for total borrowings of up to $300 million. As of December 31, 1996, the outstanding borrowings under this facility totaled $34.0 million, compared with $137.0 million as of December 31, 1995. In addition, the Company had letters of credit outstanding under this facility totaling $18.3 million and $22.2 million at December 31, 1996 and 1995, respectively. To finance land purchases, the Company also has additional letter of credit facilities totaling $25 million and may also use seller-financed, non-recourse secured notes. At December 31, 1996 and 1995, amounts outstanding under these letter of credit facilities totaled $17.6 million and $9.3 million, respectively, and non-recourse secured notes outstanding amounted to $1.5 million and $4.5 million, respectively. Total homebuilding debt outstanding was reduced by $42.3 million during 1996 to $354.3 million as of December 31, 1996.

Housing inventories increased to $574.6 million as of December 31, 1996, from $537.9 million as of the end of 1995. The increase is primarily due to a higher investment in land under development and improved lots which reflects in part the Company's entry into new markets.

The financial services segment uses cash generated from operations and borrowing arrangements to finance its operations. In June 1996, the Company extended the maturity of its bank facility to May 1998. The bank facility provides up to $325 million for mortgage warehouse funding and $40 million for working capital advances. Other borrowing arrangements as of year-end 1996 included repurchase agreement facilities aggregating $625 million, a $100 million revolving credit facility used to finance investment portfolio securities and a $35 million credit facility to be used for the short-term financing of optional bond redemptions. At December 31, 1996 and 1995, the combined borrowings under these agreements were $325.7 million and $367.5 million, respectively.

Mortgage loans, notes receivable and mortgage-backed securities held by the limited-purpose subsidiaries are pledged as collateral for the issued bonds, the terms of which provide for the retirement of all bonds from the proceeds of the collateral. The source of cash for the bond payments is cash received from the mortgage loans, notes receivable and mortgage-backed securities.

The Ryland Group, Inc. has not guaranteed the debt of the financial services segment or the limited-purpose subsidiaries.

Note: Certain statements in this Annual Report may be "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors, including, changes in economic conditions and interest rates, increases in raw material and labor costs, and general competitive factors that may cause actual results to differ materially.


                    The Ryland Group, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF EARNINGS
(amounts in thousands, except share data)
------------------------------------------------------------------------------
Year ended December 31,                    1996           1995            1994
------------------------------------------------------------------------------

Revenues:
   Homebuilding:
       Residential revenue          $ 1,456,634    $ 1,456,767     $ 1,439,292
       Other revenue                     16,641          1,407           3,920
                                      ----------------------------------------
   Total homebuilding revenue         1,473,275      1,458,174       1,443,212
   Financial services                    79,524         89,611         123,631
   Limited-purpose subsidiaries          27,387         37,267          52,293
                                      ----------------------------------------
     Total revenues                   1,580,186      1,585,052       1,619,136
                                      ----------------------------------------
Expenses:
   Homebuilding:
     Cost of sales                    1,276,877      1,279,746       1,261,821
     Selling, general and
       administrative                   146,285        151,087         142,254
     Interest                            27,517         29,807          28,209
     Impairment of inventories
       and joint venture investments          0         45,000               0
                                      ----------------------------------------
   Total homebuilding expenses        1,450,679      1,505,640       1,432,284

   Financial services:
     General and administrative          44,723         47,991          63,411
     Interest                            18,954         23,750          26,694
                                      ----------------------------------------
   Total financial services expenses     63,677         71,741          90,105

   Limited-purpose subsidiaries
     expenses                            27,387         37,215          52,197

   Corporate expenses                    12,046         12,913          17,187
                                      ----------------------------------------
   Total expenses                     1,553,789      1,627,509       1,591,773
                                      ----------------------------------------
Earnings (loss) from continuing
   operations before taxes               26,397        (42,457)         27,363

Tax expense (benefit)                    10,558        (16,983)         10,946
                                      ----------------------------------------
Net earnings (loss) from continuing
   operations                            15,839        (25,474)         16,417

Discontinued operations:
  Earnings from discontinued
  operations (net of taxes in 1995
  - $2,212, 1994 - $3,982)                    0         3,318            5,974
  Gain on sale of discontinued operations
  (net of taxes - $13,025)                    0        19,538                0
                                      ----------------------------------------
Net earnings (loss) before cumulative
   effect of a change in accounting
   principle                             15,839        (2,618)          22,391

Cumulative effect of a change in
   accounting principle
  (net of taxes - $1,384)                     0              0           2,076
                                      ----------------------------------------
Net earnings (loss)                    $  15,839   $    (2,618)    $    24,467
                                      ----------------------------------------

Preferred dividends                    $   1,974   $     2,193     $     2,441
Net earnings (loss) applicable
   to common stockholders              $  13,865   $    (4,811)    $    22,026

Net earnings (loss) per common share:
  Primary:
   Net earnings (loss) from continuing
     operations                         $   0.87   $     (1.78)    $      0.90
   Discontinued operations                  0.00          1.47            0.39
                                      ----------------------------------------
   Net earnings (loss) before
     cumulative effect of a change
     in accounting principle                0.87         (0.31)           1.29
   Cumulative effect of a change in
     accounting principle                   0.00          0.00            0.13
                                      ----------------------------------------
   Net earnings (loss) per common share $   0.87   $     (0.31)    $      1.42

  Fully Diluted:
   Net earnings (loss) from continuing
     operations                         $   0.87   $     (1.78)    $      0.92
   Discontinued operations                  0.00          1.47            0.36
                                      ----------------------------------------
Net earnings (loss) before cumulative
     effect of a change in accounting
     principle                              0.87         (0.31)           1.28
   Cumulative effect of a change
     in accounting principle                0.00          0.00            0.12
                                      ----------------------------------------
   Net earnings (loss) per common share $   0.87   $     (0.31)    $      1.40

Average common shares outstanding:
    Primary                           15,929,000    15,585,000      15,561,000
    Fully diluted                     15,929,000    15,585,000      16,676,000
------------------------------------------------------------------------------
See notes to consolidated financial statements.



               The Ryland Group, Inc. and Subsidiaries
                      CONSOLIDATED BALANCE SHEETS


(amounts in thousands)
----------------------------------------------------------------------
DECEMBER 31,                               1996                   1995
----------------------------------------------------------------------
ASSETS
HOMEBUILDING:
  Cash and cash equivalents           $  27,852               $  54,518
  Housing inventories:
    Homes under construction            336,782                 332,272
    Land under development
     and improved lots                  237,808                 205,646
                                      ---------------------------------
      Total inventories                 574,590                 537,918

  Property, plant and equipment          31,560                  34,662
  Purchase price in excess of
   net assets acquired                   20,543                  21,575
  Other assets                           40,739                  47,903
                                      ---------------------------------
                                        695,284                 696,576
                                      ---------------------------------

FINANCIAL SERVICES:
  Cash and cash equivalents                 856                   1,474
  Mortgage loans held
   for sale                             180,149                 285,001
  Mortgage-backed securities
   and notes receivable                 143,508                 112,544
  Mortgage servicing rights               9,903                   7,814
  Other assets                           48,015                  42,586
                                       ---------------------------------
                                        382,431                 449,419
                                       ---------------------------------

OTHER ASSETS:
  Collateral for bonds payable
   of limited-purpose
   subsidiaries                         214,443                 375,146
  Net deferred taxes                     31,806                  41,259
  Other                                  14,560                  18,389
                                     -----------------------------------
      TOTAL ASSETS                 $  1,338,524            $  1,580,789
                                     ===================================

See notes to consolidated financial statements.


                    The Ryland Group, Inc. and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)
-----------------------------------------------------------------------
DECEMBER 31,                               1996                    1995
-----------------------------------------------------------------------
LIABILITIES
HOMEBUILDING:
  Accounts payable and
   other liabilities                  $  84,651               $  78,853
  Long-term debt                        354,267                 396,607
                                      ---------------------------------
                                        438,918                 475,460
                                      ---------------------------------

FINANCIAL SERVICES:
  Accounts payable and
   other liabilities                     18,754                  27,219
  Short-term notes payable              325,650                 367,469
                                      ---------------------------------
                                        344,404                 394,688
                                      ---------------------------------

OTHER LIABILITIES:
  Bonds payable of limited-
   purpose subsidiaries                 206,891                 364,672
  Other                                  37,862                  44,845
                                       --------------------------------
      TOTAL LIABILITIES               1,028,075               1,279,665
                                      =================================

STOCKHOLDERS' EQUITY
  Convertible preferred stock,
   $1 par value:
     Authorized-1,400,000 shares
     Issued-861,741 shares
      (943,097 for 1995)                    862                    943
  Common stock, $1 par value
     Authorized-78,600,000 shares
     Issued-15,852,729 shares
      (15,681,891 for 1995)              15,853                 15,682
  Paid-in capital                       116,652                115,611
  Retained earnings                     184,678                179,937
  Net unrealized gain on
   mortgage-backed securities             2,758                  2,550
  Due from RSOP Trust                   (10,354)               (13,599)
                                       -------------------------------
      TOTAL STOCKHOLDERS' EQUITY        310,449                301,124
                                      ================================
      TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY        $  1,338,524           $  1,580,789
                                      ================================

See notes to consolidated financial statements.


                        The Ryland Group, Inc. and Subsidiaries
                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in thousands, except share data)
---------------------------------------------------------------------------
                             Preferred      Common      Paid-In    Retained
                               Stock         Stock      Capital    Earnings
---------------------------------------------------------------------------

Balance at January 1, 1994    $ 1,154      $15,343     $116,386    $180,351

Adjustment to beginning
  balance for change in
  accounting principle,
  net of taxes of $5,063
Net earnings                                                         24,467
Preferred stock
  dividends (per share $2.21)                                        (2,441)
Common stock dividends
  (per share $0.60)                                                  (9,262)
Conversion of preferred
   stock                          (81)          81         (814)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                     (470)
RSOP debt repayments
Change in net unrealized gain on
  mortgage-backed securities,
  net of taxes of $3,888
Employee stock plans
   (51,869 shares)                              51          761         520
                         ---------------------------------------------------
Balance at
 December 31, 1994              1,073       15,475      115,863     193,635
                         ---------------------------------------------------
Net loss                                                             (2,618)
Preferred stock
   dividends (per share $2.21)                                       (2,193)
Common stock dividends
   (per share $0.60)                                                 (9,358)
Conversion of preferred
   stock                         (130)         130       (1,387)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                       151
RSOP debt repayments
Change in net unrealized
   gain on mortgage
   -backed securities,
   net of taxes of $525
Employee stock plans
   (77,181 shares)                              77          984         471
                             ----------------------------------------------
Balance at
  December 31, 1995               943       15,682      115,611     179,937
                              ---------------------------------------------
Net earnings                                                         15,839
Preferred stock
   dividends (per share $2.21)                                       (1,974)
Common stock dividends
   (per share $0.60)                                                 (9,475)
Conversion of preferred
  stock                           (81)          81         (961)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                       828
RSOP debt repayments
Change in net unrealized
   gain on mortgage
   -backed securities,
   net of taxes of $139
Employee stock plans
   (89,482 shares)                              90        1,174         351
                                --------------------------------------------
Balance at
   December 31, 1996          $   862      $15,853     $116,652    $184,678
                              ==============================================
See notes to consolidated financial statements.



                        The Ryland Group, Inc. and Subsidiaries
                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in thousands, except share data)
------------------------------------------------------------------------------
                             Net Unrealized                        Total
                             Gain on Mortgag-      Due from    Stockholders'
                             Backed Securities     RSOP Trust     Equity
----------------------------------------------------------------------------
Balance at January 1, 1994    $     0               $(19,987)      $293,247

Adjustment to beginning
  balance for change in
  accounting principle,
  net of taxes of $5,063        7,594                                 7,594
Net earnings                                                         24,467
Preferred stock
  dividends (per share $2.21)                                        (2,441)
Common stock dividends
  (per share $0.60)                                                  (9,262)
Conversion of preferred
   stock                                                               (814)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                   (584)        (1,054)
RSOP debt repayments                                   4,884          4,884
Change in net unrealized gain on
  mortgage-backed securities,
  net of taxes of $3,888       (5,831)                               (5,831)
Employee stock plans
   (51,869 shares)                                                    1,332
                         ---------------------------------------------------
Balance at
 December 31, 1994              1,763                 (15,687)      312,122
                         ---------------------------------------------------
Net loss                                                             (2,618)
Preferred stock dividends (per share $2.21)                          (2,193)
Common stock dividends
   (per share $0.60)                                                 (9,358)
Conversion of preferred
   stock                                                             (1,387)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                     251           402
RSOP debt repayments                                    1,837         1,837
Change in net unrealized
   gain on mortgage
   -backed securities,
   net of taxes of $525           787                                   787
Employee stock plans
   (77,181 shares)                                                    1,532
                             ----------------------------------------------
Balance at
  December 31, 1995             2,550                (13,599)       301,124
                              ---------------------------------------------
Net earnings                                                         15,839
Preferred stock
   dividends (per share $2.21)                                       (1,974)
Common stock dividends
   (per share $0.60)                                                 (9,475)
Conversion of preferred
  stock                                                                (961)
Reclassification of
   preferred paid-in
   capital and
   proportionate amount
   of RSOP receivable                                 (1,759)          (931)
RSOP debt repayments                                   5,004          5,004
Change in net unrealized
   gain on mortgage
   -backed securities,
   net of taxes of $139           208                                   208
Employee stock plans
   (89,482 shares)                                                    1,615
                                --------------------------------------------
Balance at
   December 31, 1996          $ 2,758               $(10,354)      $310,449
                              ==============================================
See notes to consolidated financial statements.

                       The Ryland Group, Inc. and Subsidiaries
                        CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)
-----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                     1996           1995          1994
-----------------------------------------------------------------------------

CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net earnings (loss)                    $  15,839     $   (2,618)   $  24,467
Adjustments to reconcile
     net earnings (loss)
     to net cash provided by
     (used for) operating
     activities:
   Depreciation and
    amortization                          31,373         34,512       25,640
   Cumulative effect of a
    change in accounting
    principle                                  0              0       (3,460)
   Gain on sale of mortgage-
    backed securities-available-
    for-sale                              (1,138)        (4,772)      (2,349)
   Gain on sale of discontinued
    operations                                 0        (32,563)           0
   Increase (decrease) in
    inventories                          (36,672)        62,195     (105,267)
   Net change in other assets,
    payables and other
    liabilities                           (3,311)       (16,953)       6,387
   Equity in (earnings) loss
    of/distributions from
    unconsolidated joint
    ventures                               1,080          8,973       11,319
   Decrease (increase) in
    mortgage loans held for
    sale                                 104,852        (70,229)     320,907
                                        -------------------------------------
Net cash provided by (used for)
    operating activities                 112,023        (21,455)     277,644
                                        --------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net additions to property,
    plant and equipment                  (19,500)       (30,152)     (19,019)
  Proceeds from sale of
    discontinued operations                    0         47,000            0
  Principal reduction of
    mortgage collateral                   64,230         56,257      152,805
  Principal reduction of
    mortgage-backed
    securities----available-
    for-sale                              20,362          5,264       52,161
  Purchases of mortgage-backed
    securities----available-
    for-sale                              (8,572)             0            0
  Sales of mortgage-backed
    securities----available-
    for-sale                              21,937         68,539       33,066
  Principal reduction of
    mortgage-backed
    securities----held-to-
    maturity                              19,818         13,612       68,247
  Decrease in funds held
    by trustee                            17,133          5,718       79,530
  Other investing activities,
    net                                   (2,884)          (470)       1,200
                                       --------------------------------------
  Net cash provided by investing
    activities                           112,524         165,768     367,990
                                       --------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash proceeds of
    long-term debt                       103,145         14,747       55,074
 Reduction of long-term
    debt                                (145,485)       (26,884)     (27,370)
 Decrease in short-term
    notes payable                        (41,819)       (10,160)    (339,304)
 Bond principal payments                (159,665)       (83,279)    (348,047)
 Common and preferred
    stock dividends                      (11,449)       (11,551)     (11,703)
 Other financing
    activities, net                        3,442          1,980        6,052
                                       ---------------------------------------
  Net cash used for
    financing activities                (251,831)      (115,147)    (665,298)
                                       --------------------------------------
Net (decrease) increase in cash
  and cash equivalents                   (27,284)        29,166      (19,664)
Cash and cash
  equivalents at
  beginning of year                       55,992         26,826       46,490
                                       -------------------------------------
CASH AND CASH EQUIVALENTS AT
  AT END OF YEAR                       $  28,708     $   55,992    $  26,826
                                       -------------------------------------
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
    Cash paid for interest
     (net of capitalized interest)     $  77,612     $   86,650    $ 105,639
    Cash (received) paid for income
      taxes (net of refunds
      for 1996 and 1995)               $ ( 3,230)    $   17,026    $  26,555

See notes to consolidated financial statements.


              The Ryland Group, Inc. and Subsidiaries
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except share data, in all notes unless otherwise noted)


NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
Organization

The Ryland Group, Inc. is a leading national homebuilder and mortgage-related financial services firm. The Company builds homes in 24 divisions in 20 states and is one of the largest single-family on-site homebuilders in the United States. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The financial services segment provides mortgage-related products and services for retail customers, including loan origination, loan servicing and title and escrow services, and also conducts investment activities.

Basis of Presentation

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries (the "Company"). Intercompany transactions have been eliminated in consolidation. Certain amounts in the consolidated statements of prior years have been reclassified to conform to the 1996 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Per Share Data

Primary net earnings (loss) per common share is computed by dividing net earnings (loss), after considering preferred stock dividend requirements, by the weighted average number of common shares outstanding considering dilutive common equivalent shares. Common equivalent shares relating to stock options are computed using the treasury stock method. Common equivalent shares were not dilutive for the year ended December 31, 1995.

Fully diluted net earnings (loss) per common share additionally gives effect to the assumed conversion of the preferred shares held by The Ryland Group, Inc. Retirement and Stock Ownership Plan Trust (RSOP Trust) into common stock, as well as the amount of the additional RSOP Trust contribution required to fund the difference between the RSOP Trust's earnings from preferred share dividends and the RSOP Trust's potential earnings from common share dividends after an assumed conversion. The effect of the RSOP Trust was not dilutive for the years ended December 31, 1996 and 1995.

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

Housing Inventories

Housing inventories consist principally of homes under construction and land under development and improved lots. In 1995, the Company adopted Statement of Financial Accounting Standards No. 121 (FASB 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

Under FASB 121, inventories to be held and used are stated at cost, unless a subdivision is determined to be impaired, in which case the impaired inventories are written down to fair value. Writedowns of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory.

Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell and are reported net of valuation reserves. Valuation reserves related to inventories to be disposed of amounted to $3.1 million at December 31, 1996, and $8.3 million at December 31, 1995. The carrying value of the related inventories amounted to $8.0 million and $13.0 million at December 31, 1996 and 1995, respectively.

Costs of inventory include direct costs of land, material acquisition, home construction and related direct overhead expenses. Real estate taxes, insurance and interest are capitalized during the land development stage. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.

The following table is a summary of capitalized interest:

                                              1996            1995
                                              ----            ----
Capitalized interest as of January 1,       $ 27,649        $ 22,243
Interest capitalized                          16,975          17,543
Interest amortized                           (17,035)        (12,137)
                                             -------          -------
Capitalized interest as of December 31,     $ 27,589        $ 27,649
                                             -------         -------
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

Mortgage-Backed Securities

The Company classifies its mortgage-backed securities into three categories: held-to-maturity, available-for-sale and trading. Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designations as of each balance sheet date.

Investment securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities classified as held-to-aturity are stated at amortized cost. Those securities which are held-to-maturity are currently held in a limited-purpose subsidiary and are collateral for bonds payable whose indentures prohibit liquidation of the collateral unless the corresponding bonds are redeemed.

Securities classified as available-for-sale are measured at fair value with the unrealized gains and losses, net of tax, reflected as a component of stockholders' equity. Securities classified as trading are measured at fair value with gains and losses, both realized and unrealized, recognized in the statement of earnings.

Loan Origination Fees, Costs and Mortgage Discounts

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

Hedging Contracts

The Company enters into forward delivery contracts, options on forward delivery contracts, options on futures contracts and futures contracts, (collectively referred to as hedging contracts), as an end-user, for the purpose of minimizing its exposure to movements in interest rates on mortgage loan commitments and mortgage loans held for sale. These hedging contracts primarily represent commitments or options to purchase or sell mortgages or securities generally within 90 days and at a specified price or yield. Forward delivery contracts and futures are commitments only and, as such, are not recorded on the Company's balance sheet or statement of earnings. Option premiums are deferred when paid and recognized as an adjustment to gains on sales of mortgages over the lives of the options on a straight-line basis. Changes in the fair value of hedging contracts are deferred and included in mortgage loans held for sale. Changes in fair value are recognized in income as an adjustment to gains on sales of mortgages when the loans and securities are sold.

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

New Accounting Pronouncements

FASB 123

Statement of Financial Accounting Standards No. 123 (FASB 123), "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has adopted the disclosure-only provisions of FASB 123 and has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Refer to Note N for additional information.

FASB 121

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, (FASB 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted this new standard for its inventories, joint venture investments and other long-lived assets in the fourth quarter of 1995. In accordance with FASB 121, prior period financial statements were not restated to reflect the change in accounting principle.

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

In addition, the Company decided in the fourth quarter of 1995 to dispose of certain joint venture investments and certain other subdivision inventories because the Company believed that it could achieve higher returns on alternative uses of its capital. As a result, the Company recorded a reserve of $14 million in the fourth quarter of 1995 to reduce the carrying value of these assets to their fair value less cost to sell. Of the total reserve, $7 million pertained to the planned disposal of joint venture investments and the remaining $7 million primarily pertained to the planned disposal of certain subdivision lots.

FASB 122 and 125

In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122 (FASB 122), "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65." This statement requires a mortgage-banking enterprise to capitalize retained mortgage servicing rights on originated or purchased loans by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans (without the servicing rights) based on their relative fair values. Previously, only the cost of mortgage servicing rights acquired through a purchase transaction could be capitalized. The new statement also specifies new procedures for assessing impairment of capitalized mortgage-servicing rights, whenever capitalized, and requires that impairment shall be recognized through a valuation allowance for individual portfolio stratifications based on the fair value of those rights. The adoption of FASB 122 resulted in a favorable after-tax impact of $.7 million for the year ended December 31, 1995. In accordance with FASB 122, prior period financial statements were not restated.

The book value of the capitalized mortgage-servicing rights at December 31, 1996 and 1995, was $9.9 million and $7.8 million, respectively, and the aggregate fair value totaled $10.9 million and $9.5 million, respectively. Comparable market values and the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates were used to stratify the post-implementation originated mortgage-servicing rights.

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 (FASB 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company is required to adopt FASB 125 on January 1, 1997; however, the Company does not anticipate the adoption will have a significant impact on its 1997 financial statements.

FASB 115

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (FASB 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994.

The cumulative effect of adopting FASB 115 as of January 1, 1994, increased net income by $2.1 million (net of $1.4 million in deferred income taxes). This cumulative effect adjustment related to unearned income of discount points on mortgage-backed securities, which can now be amortized into income during the period that the mortgage-backed securities are held. The January 1, 1994, balance of stockholders' equity was increased by $7.6 million (net of $5.1 million in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale, which were previously carried at the lower of amortized cost or market.

In November 1995, the Financial Accounting Standards Board issued Special Report No. 155-B, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," as an aid in understanding and implementing FASB 115. The effect of adopting this implementation guidance as of December 31, 1995, resulted in the reclassification of $74,184 of mortgage-backed securities from the held-to-maturity classification to the available-for-sale classification. The related increase in net unrealized gains recorded in stockholders' equity at December 31, 1995, totaled $2,185, net of deferred taxes of $1,456. Restatement of prior periods to reflect the effects of initially adopting this implementation guidance was not permitted.


NOTE B: SEGMENT INFORMATION
---------------------------

Segment information in the following table is presented on the basis of continuing operations and excludes amounts related to the institutional mortgage securities administration business, which was sold in 1995 and is reported as discontinued operations. For additional information, refer to Note C: Discontinued Operations. In addition, amounts related to the limited-purpose subsidiaries are combined with corporate expenses and corporate assets in the following table as "Other."

Segment Information
                                             1996          1995          1994
                                             ----          ----          ----
Revenues:
  Homebuilding                          $ 1,473,275   $ 1,458,174   $1,443,212
  Financial services                         79,524        89,611      123,631
  Other (limited-purpose subsidiaries)       27,387        37,267       52,293
                                        -----------  -----------    ----------
      Total                             $ 1,580,186  $  1,585,052   $1,619,136
                                        -----------  -----------    ----------

Pretax Earnings (Loss):
  Homebuilding                          $    22,596  $   (47,466)   $  10,928
  Financial services                         15,847       17,870       33,526
  Corporate and other                       (12,046)     (12,861)     (17,091)
                                       -----------  -----------    ----------

      Total                             $    26,397  $   (42,457)   $  27,363
                                       -----------  -----------    ----------
Depreciation and Amortization:
  Homebuilding                          $    25,762  $    28,410    $  17,911
  Financial services                          3,296        4,846        4,250
  Corporate and other                         2,315        1,256        3,479
                                       -----------  -----------    ----------
      Total                             $    31,373  $    34,512    $  25,640
                                       -----------  -----------    ----------
Identifiable Assets:
  Homebuilding                          $   695,284  $   696,576    $ 740,246
  Financial services                        382,431      449,419      455,020
  Corporate and other                       260,809      434,794      509,222
                                       -----------  -----------    ----------
      Total                             $ 1,338,524  $ 1,580,789 $  1,704,488
                                       -----------  -----------    ----------

NOTE C:  DISCONTINUED OPERATIONS
--------------------------------

On June 30, 1995, pursuant to an Asset Purchase Agreement dated April 10, 1995, the Company completed the sale of its institutional mortgage securities administration business for a purchase price of $47 million in cash. The Company's institutional mortgage securities administration business included master servicing, securities administration, investor information services, and tax calculation and reporting. The results for this business (formerly reported as institutional financial services), as well as the net gain on the sale of the business of $19.5 million (net of taxes of $13.0 million), have been reported as discontinued operations in the accompanying consolidated statements of earnings.

There were no operating results from the discontinued business for the second half of 1995 as the sale occurred in the second quarter. Revenues from operations of the discontinued business were $11.4 million and $23.6 million for 1995 and 1994, respectively. Net earnings from operations of the discontinued business were $3.3 million (net of taxes of $2.2 million) for 1995 and $6.0 million (net of taxes of $4.0 million) for 1994.


NOTE D:   INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES
          -----------------------------------------------------------
The Company participates in homebuilding joint ventures primarily in its Mid-Atlantic and West regions. Summarized financial information for all joint venture entities accounted for under the equity method is as follows:

STATEMENT OF EARNINGS

Year ended December 31,          1996         1995         1994
                                 ----         ----         ----
Revenues                     $   1,122     $ 23,045     $  38,900
Cost of sales                    4,322       21,287        36,718
Expenses                           545          894         2,544
                             ---------------------------------------
Pretax earnings (loss)       $  (3,745)    $    864     $    (362)
                             ---------------------------------------
The Company's share of
  pretax earnings (loss),
  net of reserve             $     120     $ (6,594)    $     (37)
  ------------------------------------------------------------------

BALANCE SHEETS

December 31,                                    1996       1995
---------------------------------------------------------------
Assets:
 Housing inventories                        $  14,149   $ 15,521
 Other assets                                   3,905      8,449
                                            --------------------
   Total assets                             $  18,054   $ 23,970
                                            --------------------
Liabilities and Partners' Equity:
 Debt                                       $  11,055   $ 11,892
 Other liabilities                              4,891      7,261
 Due to the Company                             5,867      7,905
                                            --------------------
  Total liabilities                            21,813     27,058
                                            --------------------
 The Company's equity                          (4,420)    (5,378)
 Other partners' equity                           661      2,290
                                             --------------------
  Total equity                                 (3,759)    (3,088)
                                             --------------------
    Total liabilities and equity             $ 18,054   $ 23,970
-----------------------------------------------------------------

The Company generally has a 50 percent interest in these joint ventures and records its interest in their operating results using the equity method. The Company's share of operating results is not always in proportion to its ownership interest. The Company's equity and pretax earnings (loss) reflected in the above table included a charge to earnings of $7,000 in 1995 related to joint venture investments in the Mid-Atlantic region.

The joint ventures primarily use non-recourse financing arrangements collateralized by joint venture land and improvements. The Company had guaranteed $1,200 and $1,400 of joint venture debt at December 31, 1996 and 1995, respectively.


NOTE E:   ASSETS OF FINANCIAL SERVICES AND THE LIMITED-PURPOSE SUBSIDIARIES
---------------------------------------------------------------------------

FINANCIAL SERVICES

Mortgage loans held for sale consist of loans collateralized by first mortgages or first deeds of trust on single-family attached or detached houses. Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities and whole loans.

Mortgage loans held for sale were reported net of mortgage discounts/ (premiums) of $871 and ($547) at December 31, 1996 and 1995, respectively. Mortgage loans held for sale, mortgage-backed securities and notes receivable are pledged as collateral for certain short-term notes payable (see Note F).

The financial services segment serviced 83,000 and 81,000 loans with principal balances totaling $6.3 billion and $6.2 billion at December 31, 1996 and 1995, respectively, including loans subserviced for others of $1.2 billion in 1996 and $.2 billion in 1995. As a mortgage servicer, the Company may incur risk with respect to mortgages that are delinquent or in foreclosure to the extent that losses are not covered by a mortgage insurer or guarantor. The Company has no risk in the event of foreclosure for loans subserviced for others. The reserve for potential losses on the servicing portfolio was $1,685 and $2,409, at December 31, 1996 and 1995, respectively. These reserves are established based on the current economic environment and historical experience for foreclosures and delinquencies.

LIMITED-PURPOSE SUBSIDIARIES

Collateral for bonds payable consists of notes receivable secured by mortgage-backed securities, fixed-rate mortgage loans and mortgage-backed securities secured by first liens on single-family residential housing. Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on the collateral is remitted directly to a trustee and is available for payment on the bonds.

The components of collateral for bonds payable at December 31 are summarized as follows:

                                           1996             1995
------------------------------------------------------------------
Notes receivable                         $ 71,145        $ 158,352
Mortgage-backed securities                113,567          147,532
Mortgage loans                             17,932           51,917
Funds held by trustee                      15,669           26,231
Mortgage discounts                         (3,870)          (8,886)
-------------------------------------------------------------------
          Total                          $214,443       $  375,146
------------------------------------------------------------------
Cash reserves totaling $180 and $189 as of December 31, 1996 and 1995, respectively, provide additional security for the bonds and will be available for payment on the bonds in the event of certain circumstances as described in the trust indentures.

Neither The Ryland Group, Inc. nor its homebuilding and financial services subsidiaries have guaranteed or are otherwise obligated with respect to these bond issues.

Mortgage-Backed Securities: Unrealized Gains and Losses

Mortgage-backed securities are held by the financial services segment and reported in the balance sheet caption, "Mortgage-backed securities and notes receivable," and are also held by the limited-purpose subsidiaries and reported in the balance sheet caption, "Collateral for bonds payable."

The following is a consolidated summary of mortgage-backed securities classified as available-for-sale and held-to-maturity as of:

                                           Gross         Gross
                             Amortized   Unrealized    Unrealized
                               Cost        Gains        Losses    Fair Value
----------------------------------------------------------------------------
December 31, 1996
Available-for-sale           $  64,018  $  4,640        $    43    $  68,615
Held-to-maturity                90,886     5,925             17       96,794
----------------------------------------------------------------------------
   Total                     $ 154,904  $ 10,565        $    60    $ 165,409
-----------------------------------------------------------------------------
December 31, 1995
Available-for-sale           $  79,133  $  4,659        $   409    $  83,383
Held-to-maturity               110,007     8,754              0      118,761
----------------------------------------------------------------------------
   Total                     $ 189,140  $ 13,413        $   409    $ 202,144
----------------------------------------------------------------------------


NOTE F:   FINANCIAL SERVICES SHORT-TERM NOTES PAYABLE
-----------------------------------------------------
Financial services had outstanding borrowings at December 31 as follows:

                                                 1996            1995
---------------------------------------------------------------------
Mortgage warehouse and working
   capital facility                          $  188,046      $ 244,254
Repurchase agreements                            82,157         82,653
Revolving credit agreement                       55,447         34,260
Bond redemption financing agreement                   0          6,302
----------------------------------------------------------------------
  Total outstanding borrowings               $  325,650      $ 367,469
----------------------------------------------------------------------

During 1996, the Company renewed and extended until May 1998 its bank facility which provides up to $325 million for mortgage warehouse funding and $40 million for working capital advances. Warehouse advances are secured by mortgage loans held for sale, and working capital advances are secured by certain loan servicing rights and loan servicing advances. Borrowings outstanding under this bank facility totaling $188,046 at December 31, 1996, were collateralized by mortgage loans held for sale with outstanding principal balances of $161,735 and certain loan servicing advances of $28,112. Borrowings outstanding under this bank facility totaling $244,254 at December 31, 1995, were collateralized by mortgage loans held for sale with outstanding principal balances of $263,544. The effective interest rates on these borrowings were 3.1 percent, 4.1 percent and 2.1 percent for 1996, 1995 and 1994, respectively. The agreement contains certain financial covenants, which the Company met at December 31, 1996.

The repurchase agreements represent short-term borrowings. The collateral for these borrowings consists of mortgage loans and mortgage-backed securities issued by one of the Company's limited-purpose subsidiaries with outstanding balances on December 31, 1996 and 1995, of $82,208 and $84,113, respectively. The effective interest rates were 5.8 percent, 6.4 percent and 4.6 percent for 1996, 1995 and 1994, respectively.

The following table provides additional information relating to the mortgage loans and mortgage-backed securities collateralizing the repurchase agreements at December 31, 1996:

                                 ASSETS

                 Carrying   Accrued    Fair    Repurchase  Interest
Maturity          Value    Interest    Value    Liability    Rate
------------------------------------------------------------------

31 to 90 days    $49,169     $410    $50,368      $48,052    6.0 %
Demand            33,039      271     35,292       34,105    5.6 %
                 -------------------------------------------------
  Total          $82,208     $681    $85,660      $82,157
                 -------------------------------------------------


In October 1996, the Company renewed and extended its $100 million credit facility used to finance investment securities in the financial services segment. The agreement was extended to May 1998, bears interest at market rates and is collateralized by investment portfolio securities. Borrowings outstanding under this facility totaling $55,447 and $34,260 were collateralized by investment portfolio securities with principal balances of $54,624 and $34,426 at December 31, 1996 and 1995, respectively.

The Company also has a secured $35 million credit agreement to be used for the short-term financing of optional bond redemptions. The agreement has a one-year term, is collateralized by the security being redeemed and bears interest at market rates. No borrowings were outstanding under this agreement at December 31, 1996. At December 31, 1995, outstanding borrowings were $6,302. The effective interest rates for this credit agreement during 1996, 1995 and 1994 were 6.0 percent, 6.5 percent and 1.3 percent, respectively.

The weighted-average interest rates at the end of the period on all short-term borrowings were 4.2 percent, 4.6 percent and 4.6 percent for 1996, 1995 and 1994, respectively. The weighted-average interest rates during the period on all short-term borrowings were 4.3 percent, 4.8 percent and 3.5 percent for 1996, 1995 and 1994, respectively.


NOTE G:   OFF BALANCE SHEET FINANCIAL INSTRUMENTS RELATED TO MORTGAGE LOAN
---------------------------------------------------------------------------
ORIGINATIONS
------------

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

The contract or notional amounts of these financial instruments as of December 31 are as follows:
                                                 1996           1995
                                                 ----           ----
Commitments to originate mortgage loans       $  28,821      $  64,393
Hedging contracts:
    Forward delivery contracts                $ 138,560      $ 157,850
    Options on forward delivery contracts     $       0      $  45,000
    Options on futures contracts              $   5,000      $       0

In addition, to protect against exposure to interest rate fluctuations on adjustable-rate mortgage-loan commitments, at December 31, 1996 and 1995, the Company contracted with various parties to deliver $30,004 and $115,015, respectively, in adjustable and fixed-rate mortgage loans for a specified price on a primarily best efforts basis.

Commitments to originate mortgage loans represent loan commitments with customers at market rates up to 120 days before settlement. Loan commitments have no carrying value on the balance sheet. These commitments expose the Company to market risk as a result of increases in mortgage interest rates. The amount of risk is limited to the difference between the contract price and current market value, and is mitigated by fees collected from the customer and by the Company's hedging activities. Loan commitments had interest rates ranging from 6.8 percent to 9.3 percent as of December 31, 1996, and 6.3 percent to 11.0 percent as of December 31, 1995.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on mortgage commitments and mortgage loans held for sale. The selection of these hedging contracts is based upon the Company's hedging policy, which establishes a risk tolerance level. The major factors influencing the use of the various hedging contracts include general market conditions, interest rate, types of mortgages originated and the percentage of mortgage loan commitments expected to be funded. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with the mortgage loan commitments and mortgage loans held for sale. Exposure to credit risk in the event of nonperformance by the other parties to the hedging contracts would be limited to the difference between the contract price and current market value of the hedged item, which would be a small percentage of the outstanding commitments and would be limited to those instances where the Company was in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting the credit standards of the Company and monitoring position limits. Net deferred hedging losses included with mortgage loans held for sale on the Company's balance sheet at December 31, 1996 and 1995, amounted to $457 and $2,463, respectively.

NOTE H:    FAIR VALUES OF FINANCIAL INSTRUMENTS
-----------------------------------------------

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

                                           1996                  1995
-----------------------------------------------------------------------------
                                  Carrying       Fair      Carrying     Fair
                                   Value         Value      Value       Value
-----------------------------------------------------------------------------
Homebuilding:
Liabilities
   Secured notes payable          $  1,517    $  1,517    $   4,498  $  4,498
   Senior notes                    118,000     123,110       53,000    55,490
   Senior subordinated notes       200,000     202,500      200,000   201,500

Financial Services:
Assets
   Mortgage loans held
     for sale                    $ 180,149   $ 182,205    $ 285,001  $286,176
   Mortgage-backed securities,
     available-for-sale		      47,290      47,290       47,911    47,911
   Mortgage-backed securities,
     trading                         3,287       3,287            0         0
   Notes receivable and whole loans 92,931     100,206       64,633    68,332
Off-balance sheet
 financial instruments
   Forward delivery contracts            0         381            0    (1,447)
   Options on forward delivery contracts 0           0            0         0
   Options on futures contracts          0         (29)           0         0
   Commitments to originate
     mortgage loans                      0         (92)           0       296
   Call right options                    0       2,691            0     3,601

Other Assets:
   Collateral for bonds payable
     of the limited-purpose
     subsidiaries                $ 214,443   $ 227,067    $ 375,146  $395,760

Other Liabilities:
   Bonds payable of the limited-
      purpose subsidiaries       $ 206,891   $ 226,727    $ 364,672  $394,175

The Company used the following methods and assumptions in estimating fair values:

- Cash and cash equivalents, bank credit agreement, loan servicing receivables and short-term notes payable: The carrying amounts reported in the balance sheet approximate fair values.

- Secured notes payable: The fair values of the Company's secured notes payable are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

- Senior notes, senior subordinated notes, mortgage loans held for sale, mortgage-backed securities, the various hedging contracts if settled on December 31, 1996 and 1995, and mortgage loan commitments: The fair values of these financial instruments are estimated based on quoted market prices for similar financial instruments.

- Call right options: In estimating the fair value, independent mortgage prepayment forecasts were used to estimate mortgage collateral balances at the dates when the call rights would be exercisable. Based on December 31, 1996 and 1995 collateral prices the implied net gains that could be realized upon exercise of the options and sale of the mortgage collateral were estimated. These net gains were then discounted using a current long-term market interest rate.


NOTE I:   LIMITED-PURPOSE SUBSIDIARIES' BONDS PAYABLE
-----------------------------------------------------

The Company's limited-purpose subsidiaries are no longer issuing mortgage-backed securities and mortgage-participation securities. Previously, they issued mortgage-backed bonds, and the Company retained residual interests in some of these bonds. Payments are made on the bonds on a periodic basis as a result of, and in amounts relating to, corresponding payments received on the underlying mortgage collateral.

The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

                                            1996                1995
--------------------------------------------------------------------
Bonds payable, net of
discounts: 1996-$ 4,779;
1995-$6,662                            $ 206,891             $364,672
Range of interest rates                7.25%-12.625%         7.25%-12.625%
Stated maturities                      2006-2019             2006-2019
------------------------------------------------------------------------


NOTE J:   LONG-TERM DEBT
------------------------
Long-term debt consists of the following:

December 31,                             1996         1995
----------------------------------------------------------
Bank credit agreement                 $ 34,000     $ 137,000
Senior subordinated notes              200,000       200,000
Senior notes                           118,000        53,000
Other                                    2,267         6,607
                                     -----------------------
                                       354,267       396,607
Less current portion                   (10,255)      (35,073)
                                     -----------------------
                                     $ 344,012     $ 361,534
------------------------------------------------------------

The Company has an unsecured credit agreement with a group of banks, which matures in July 1998, with a total borrowing capacity of $300 million as of January 1997. Borrowings under the agreement bear interest at variable short-term rates. The effective interest rates for 1996, 1995 and 1994 were 7.1 percent, 8.0 percent and 6.6 percent, respectively.

The Company has $100,000 of 10.5% senior subordinated notes outstanding, due July 15, 2002, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after July 15, 1997. The Company also has $100,000 of 9.625% senior subordinated notes, due 2004, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after December 1, 2000. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

On July 6, 1996, the Company completed the issuance of $100 million of 10.5% senior notes due 2006, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after July 1, 2001. At December 31, 1996, the Company also has $18,000 of senior notes bearing a fixed rate of 10.5% which mature in the years 1997 through 2000. Senior notes amounting to $35 million matured and were paid off in 1996, and $10 million in senior notes matured and were paid off in January 1997.

Maturities of long-term debt for each of the next five years are as follows:
---------------------------------------------------------------
    1997                                        $ 10,255
    1998                                          35,762
    1999                                             250
    2000                                           8,000
    2001                                              --
---------------------------------------------------------------
The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. Under the loan covenants, the Company has $15,068 of retained earnings available for dividends at December 31, 1996. At December 31, 1996, the Company is in compliance with its covenants.


NOTE K:   INCOME TAXES
----------------------

The Company's expense (benefit) for income taxes relating to earnings (loss) from continuing operations for the years ended December 31 is summarized as follows:

                                        1996        1995        1994
---------------------------------------------------------------------
Current:
Federal                            $      954    $ (1,257)   $  5,671
State                                     203        (266)      1,203
                                      -------------------------------
Total current                           1,157      (1,523)      6,874
                                      -------------------------------
Deferred:
 Federal                                7,756     (12,754)      3,359
 State                                  1,645      (2,706)        713
                                      -------------------------------
Total deferred                          9,401     (15,460)      4,072
                                      -------------------------------
Total expense (benefit)            $   10,558    $(16,983)   $ 10,946
---------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

A reconciliation between the total income tax expense (benefit) and the income tax expense (benefit) computed by applying the statutory federal income tax rate to earnings (loss) from continuing operations before income taxes is as follows:

                                      1996         1995          1994
---------------------------------------------------------------------
Computed income taxes at
  statutory rate (35%)           $    9,239    $ (14,860)     $  9,577
  Applicable state taxes              1,201       (1,932)        1,245
  Goodwill amortization                 408          408           408
  RSOP dividend                        (431)        (401)         (401)
  Other, net                            141         (198)          117
                                 -------------------------------------
Total actual income
 tax expense (benefit)           $   10,558    $ (16,983)     $ 10,946
----------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                        1996            1995
----------------------------------------------------------------------------
Deferred tax assets:
  Inventory valuation provisions and
    operational reserves                             $ 26,301        $ 37,278
  Employee benefit plans                                4,743           5,472
  Capitalization of costs to inventory                  7,763           5,809
  Other                                                 3,192           3,378
                                                       ----------------------
Total deferred tax assets                              41,999          51,937
                                                       -----------------------
Deferred tax liabilities:
  Gross profit from sales reported
     on the installment method                         (4,339)         (5,091)
  Preconstruction interest                             (1,853)         (2,307)
  Unrealized market gain                               (1,135)         (1,354)
  Other                                                (2,866)         (1,926)
                                                      ------------------------
 Total deferred tax liabilities                       (10,193)        (10,678)
                                                    --------------------------
Net deferred tax asset                               $ 31,806        $ 41,259
------------------------------------------------------------------------------

The Company has determined that no valuation allowance for the deferred tax asset is required primarily due to tax carrybacks currently available. The Company had a current tax asset of $3,761 and $7,750 as of December 31, 1996 and 1995, respectively.


NOTE L:  STOCKHOLDERS' EQUITY
-----------------------------

Preferred Stock

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable convertible preferred stock, par value $1.00, to the RSOP Trust for $31.5625 per share, or an aggregate purchase price of approximately $40,000 (see Note
N).

Each share of preferred stock pays an annual cumulative dividend of $2.21. During 1996, 1995 and 1994, the Company paid $1,974, $2,193 and $2,441, respectively, in dividends on the preferred stock. Each share of preferred stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the preferred stock generally vote together with the common stockholders on all matters.

Under the RSOP Trust, at the option of the trustee, the Company may be obligated to redeem the preferred stock to satisfy distribution obligations to or investment elections of participants. For purposes of these redemptions, the value of each share of preferred stock is determined monthly by an independent appraiser, with a minimum guaranteed value of $25.25 per share. The Company may issue common stock to satisfy this redemption obligation, with any excess redemption price to be paid in cash. At December 31, 1996 and 1995, the maximum cash obligation for such redemptions was shown outside of stockholders' equity as part of other liabilities. This obligation is calculated assuming that all preferred shares outstanding were submitted for redemption.

Based upon the appraised value of each share of preferred stock ($25.50 and $25.50) and the market value of each share of common stock ($13.625 and $14.00) at December 31, 1996 and 1995, respectively, and the application of a proportionate amount of the note due from the RSOP Trust, the net amounts of this obligation at December 31, 1996 and 1995 were $3,981 and $3,051, respectively. During 1996 and 1995, 81,356 and 129,806 shares of preferred stock, respectively, were converted into shares of common stock.

Common Share Purchase Rights

On October 18, 1996, the Company adopted a new shareholder rights plan. The new plan replaced the original plan dated December 17, 1986, which was set to expire on January 13, 1997. Under the new plan, the Company distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $70. The rights become exercisable 10 business days after any party acquires or announces an offer to acquire 20 percent or more of the Company's common stock. The rights expire January 13, 2007, and are redeemable at $0.01 per right at any time before 10 business days following the time that any party acquires 20 percent or more of the Company's common stock.

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


NOTE M:   COMMITMENTS AND CONTINGENCIES
---------------------------------------

Commitments

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. As of December 31, 1996, the Company had deposits and letters of credit outstanding of $32,978 for options and land purchase contracts having a total purchase price of $294,664.

Rent expense primarily relates to office facilities, model home furniture and equipment. Total rent expense amounted to $10,191, $11,681 and $13,973 for the years ended December 31, 1996, 1995 and 1994, respectively. Future minimum rental commitments under non-cancelable leases with remaining terms in excess of one year are as follows:

------------------------------------------------------------------------------
        1997                                    $  7,689
        1998                                       6,400
        1999                                       4,782
        2000                                       3,967
        2001                                       3,073
        After 2001                                     2
                                                 -------
        Total lease commitments                 $ 25,913
-----------------------------------------------------------------------------

Contingencies

Contingent liabilities may arise from the obligations incurred in the ordinary course of business, or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. Total development bonds at December 31, 1996, were $117,420, and total letters of credit at December 31, 1996, were $9,215.

In 1995, one current and two former officers of Ryland Mortgage Company (RMC) were notified that they are targets of a federal grand jury investigation concerning alleged misappropriation of funds from the Resolution Trust Corporation (RTC). The Company has been advised that the investigation relates to alleged overpayments to RMC of approximately $3.4 million under three mortgage-servicing contracts with the RTC. In July 1996, the RTC (acting through its successor, the FDIC) requested reimbursement from RMC of the alleged overpayment, interest thereon and additional amounts relating to mortgage-servicing contracts. The Company is investigating these matters and at this time cannot predict how they will be resolved or whether the Company or RMC will be targets of the grand jury investigation, parties to any civil litigation or incur any liability.

The Company is also party to various legal proceedings incidental to its businesses. Based on evaluation of these proceedings and discussions with counsel, management believes that liabilities to the Company arising from these proceedings will not have a material adverse effect on the financial condition of the Company.

NOTE N:   EMPLOYEE INCENTIVE AND STOCK PLANS
--------------------------------------------

The Company's employee incentive and stock plans are as follows:

Retirement and Stock Ownership Plan

On August 16, 1989, the Company established an employee stock ownership plan, known as the RSOP Trust. The RSOP Trust's purchase of shares of preferred stock was financed by a loan to the RSOP Trust by the Company in an amount of $40,000. The loan bears interest at the rate of 9.99% and is expected to be repaid by the RSOP Trust through dividends received on the preferred stock and Company contributions. The RSOP Trust incurred interest on this loan in 1996, 1995 and 1994 of $1,794, $2,229 and $2,637, respectively. Preferred shares are collateral for the loan and are released to the RSOP Trust as debt payments are made. As of December 31, 1996, 486,867 shares under the RSOP Trust have been allocated to participants and 374,874 shares remain unallocated.

There are two components within the RSOP: a 401(k) plan and a profit sharing plan. All full-time employees with one year of service are eligible to participate in the RSOP. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Compensation expense reflects the Company's matching contributions of the employee 401(k) contributions and any discretionary profit sharing contribution. Total compensation expense amounted to $5,870, $5,072 and $4,986 in 1996, 1995 and 1994, respectively.

Equity Incentive Plan and Other Related Plans

The Company's 1992 Equity Incentive Plan permits the Company to provide equity incentives in the form of stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards to employees. Under the Company's 1992 Equity Incentive Plan, options are granted to purchase shares at prices not less than the fair- market value of the shares at the date of grant. The options are exercisable at various dates over one- to 10-year periods. Stock options granted during 1996 generally have a maximum term of 10 years and vest over 3 years. At the beginning of each year, 2 1/2 percent of the number of common shares outstanding at the beginning of the year are authorized for grants of options and other equity instruments.

The Company uses the intrinsic value method to measure compensation expense related to the award of stock options. Since stock option awards are granted at prices no less than the fair-market value of the shares at the date of grant, no compensation expense is recognized.

The Company has adopted the disclosure-only provisions of FASB 123. Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of FASB 123, the Company's net earnings
(loss) and earnings (loss) per share would have been reduced to the pro-forma amounts indicated below:

                                                               1996     1995
                                                               ----     ----
Net earnings (loss)- as reported                             $15,839  $(2,618)
Net earnings (loss)- pro forma                               $15,154  $(3,058)

Primary net earnings (loss) per share - as reported          $  0.87  $ (0.31)
Primary net earnings (loss) per share - pro forma            $  0.83  $ (0.34)
Fully diluted net earnings (loss) per share - as reported    $  0.87  $ (0.31)
Fully diluted net earnings (loss) per share - pro forma      $  0.83  $ (0.34)

The pro-forma effect on net income (loss) and net earnings (loss) per share for 1996 and 1995 is not representative of the pro-forma effect on net income and earnings per share in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: a risk-free interest rate of 5.6% and 7.6%; an expected volatility factor for the market price of the Company's common stock of 34%; a dividend yield of 4.0%; and an expected life of 6 years. The weighted-average fair value as of the grant date for options granted in 1996 and 1995 was $4.07 and $4.55, respectively.

Pursuant to the Equity Incentive Plan, the Company has a long-term incentive plan for officers and key employees. After each fiscal year, restricted shares of the Company's common stock and cash are credited to the accounts of the participants according to a prescribed formula. There was no compensation expense relating to this plan for 1996. Compensation expense for this plan for 1995 and 1994 amounted to $1,404 and $2,504, respectively.

In November 1993, the Company entered into a stock unit agreement with an officer, pursuant to the Equity Incentive Plan. The Company granted the officer 75,000 stock units. Each stock unit is payable in one share of the Company's common stock. The units vest in increments of 15,000 units for five years beginning November 1, 1994. In January 1997, the Company granted the officer 45,000 additional stock units that vest and are payable in the amount of 15,000 and 30,000 shares of common stock on November 1, 1999 and 2000, respectively. The Company recognizes compensation expense related to these agreements over the vesting period, valued at the market price of the Company's common stock on the vesting date. For 1996, 1995 and 1994, the Company recognized compensation expense of $198, $267 and $315, respectively, related to these agreements.

Under the Company's Non-Employee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair market value of the shares at the date of grant. A maximum of 100,000 shares of common stock has been reserved for issuance under this plan.

The following is a summary of the transactions relating to all stock option plans for each year ended December 31:

                                      1996               1995        1994
------------------------------------------------------------------------------
                                            Weighted-
                                            Average
                                            Exercise
                              Shares        Price        Shares      Shares
                              -------       ---------   --------    -------
Options outstanding
  beginning of year          1,545,700      $17.44     1,262,599   1,040,530
   Granted                     539,500       14.85       620,270     507,600
   Exercised                    (4,950)      15.00       (47,600)    (45,030)
   Forfeited                  (211,362)      16.27      (289,569)   (240,501)
   Expired                     (85,150)      19.48             0           0
   ---------------------------------------------------------------------------
Options outstanding
  end of year                1,783,738       16.70     1,545,700   1,262,599
Available for future grant     561,715                   530,729     708,157
-----------------------------------------------------------------------------
Total shares reserved        2,345,453                 2,076,429   1,970,756
-----------------------------------------------------------------------------
Options exercisable at
December 31                    923,119       18.16       701,262     656,827
-----------------------------------------------------------------------------
Prices related to
options exercised                                         $10.94-     $10.13-
during the year                 $15.00                    $15.25      $20.75
------------------------------------------------------------------------------

Exercise prices related to options outstanding on December 31, 1996, ranged from $13.50 to $26.00. The weighted-average remaining contractual life for options outstanding on December 31, 1996, is approximately seven years.


                     The Ryland Group, Inc. and Subsidiaries
                          REPORT OF INDEPENDENT AUDITORS



BOARD OF DIRECTORS AND STOCKHOLDERS OF THE RYLAND GROUP, INC.


We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note A to the financial statements, in the fourth quarter of 1995, the Company changed its method of accounting for impairment of long-lived assets in accordance with the adoption of FASB No. 121 and, effective January 1, 1994, the Company also changed its method of accounting for investments in debt securities in accordance with the adoption of FASB No. 115.


/s/ Ernst & Young LLP





Baltimore, Maryland
January 31, 1997




                     The Ryland Group, Inc. and Subsidiaries
                              REPORT OF MANAGEMENT



Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments and estimates.

The accounting systems, which record, summarize and report financial information, are supported by internal control systems, which are designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. These systems are the responsibility of management and are regularly tested by the Company's internal auditors. The external auditors also review and test the effectiveness of these systems to the extent they deem necessary to express an opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the external auditors to review accounting, auditing and financial matters. Both the internal auditors and the external auditors have unrestricted access to the Audit Committee.





/s/ Michael D. Mangan
------------------------
Michael D. Mangan
Executive Vice President
Chief Financial Officer




/s/ Stephen B. Cook
------------------------
Stephen B. Cook
Vice President
Corporate Controller and
Chief Accounting Officer


                       The Ryland Group, Inc. and Subsidiaries
                                QUARTERLY FINANCIAL DATA
                                ------------------------

(amounts in thousands, except per share data) unaudited
------------------------------------------------------------------------------
                                                      1996
Quarter Ended                    Dec. 31     Sept. 30      June 30    March 31
------------------------------------------------------------------------------
Consolidated Results:
      Revenues                 $ 436,041    $ 402,458    $ 414,254  $ 327,433
      Earnings (loss) from
       continuing operations
       before taxes                8,325        7,462        9,045      1,565
      Income tax expense
       (benefit)                   3,329        2,985        3,618        626
                               -----------------------------------------------
      Net earnings (loss) from
       continuing operations       4,996        4,477        5,427        939
      Discontinued operations,
       net of taxes (2)                0            0            0          0
                               -----------------------------------------------
      Net earnings (loss)      $   4,996    $   4,477    $   5,427   $    939
      Net earnings (loss) per
       common share (primary)  $    0.28    $    0.25    $    0.31   $   0.03
      Weighted average common
       shares outstanding         15,950       15,935       15,955     15,924
------------------------------------------------------------------------------


(amounts in thousands, except per share data) unaudited
------------------------------------------------------------------------------
                                                      1995
Quarter Ended                    Dec. 31(1)  Sept. 30      June 30    March 31
------------------------------------------------------------------------------
Consolidated Results:
      Revenues                 $ 448,040    $ 402,587    $ 389,228  $ 345,197
      Earnings (loss) from
       continuing operations
       before taxes              (39,588)      1,130        (1,536)    (2,463)
      Income tax expense
       (benefit)                 (15,835)         452         (614)      (986)
                               -----------------------------------------------
      Net earnings (loss) from
       continuing operations     (23,753)         678         (922)    (1,477)
      Discontinued operations,
       net of taxes (2)                0            0       20,706      2,150
                               -----------------------------------------------
      Net earnings (loss)      $ (23,753)   $     678    $  19,784    $   673
      Net earnings (loss) per
       common share (primary)  $   (1.55)   $     0.01   $    1.22    $  0.01
      Weighted average common
       shares outstanding         15,667        15,812      15,764     15,676
------------------------------------------------------------------------------

(1) Reflects a $27 million after-tax charge related to homebuilding inventories and investments in unconsolidated joint ventures.
(2) The Company sold its institutional mortgage securities administration business in the second quarter of 1995. The 1995 results include the second-quarter gain on the sale and the results of operations for the first half of 1995.


               COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group, Inc. lists its common shares on the New York Stock Exchange, trading under the symbol RYL. The table below presents the high and low market prices and dividend information for the Company. The number of common stockholders of record as of February 19, 1997, was 3,260 (See Note J for dividend restrictions)



                                                                   Dividends
                                                                    Declared
1996                           High                 Low            Per Share
----------------------------------------------------------------------------

First quarter               $  16 3/8            $  14 1/8         $  0.15

Second quarter                 16 7/8               13 5/8            0.15

Third quarter                  15 3/8               13 1/2            0.15

Fourth quarter                 15 1/4               11 1/4            0.15



                                                                   Dividends
                                                                    Declared
1995                           High                 Low            Per Share
----------------------------------------------------------------------------

First quarter               $  15                $  13 3/8         $  0.15

Second quarter                 17 1/4               14 3/8            0.15

Third quarter                  17 1/4               14 5/8            0.15

Fourth quarter                 15 5/8               12 3/8            0.15