Form 10-K, Exhibit 13
period 1997-12-31
RYLAND GROUP INC
filed 1998-03-13
CIK 85974

The Ryland Group, Inc. and Subsidiaries
                             SELECTED FINANCIAL DATA


(dollar amounts in millions, except unit and per share data) unaudited
----------------------------------------------------------------------
                                          1997       1996        1995
----------------------------------------------------------------------

Annual Results:

Revenues

   Homebuilding                      $    1,557    $  1,473    $ 1,458
   Financial services and limited-
     purpose subsidiaries                    93         107        127
                                      --------------------------------
     Total                                1,650       1,580      1,585

Cost of sales - homebuilding              1,346       1,277      1,280
Selling, general and administrative
  expenses                                  211         203        211
Interest expense                             57          74         91
Impairment of inventories and joint-
  venture investments (1)                     0           0         45
                                       -------------------------------
Earnings (loss) from continuing
  operations before taxes                    36          26        (42)

Tax expense (benefit)                        14          10        (17)
                                       -------------------------------
Net earnings (loss) from continuing
  operations                                 22          16        (25)

Discontinued operations, net of
  taxes (2)                                   0           0         22
                                       -------------------------------
Net earnings (loss) before cumulative
  effect of accounting change                22          16         (3)

Cumulative effect of accounting
  change, net of taxes (3)                    0           0          0
                                        -------------------------------
Net earnings (loss)                    $     22     $    16   $     (3)
                                        -------------------------------
Year-End Position:

Assets

   Housing inventories                 $    555     $   575    $   538
   Mortgage loans held for sale             200         180        285
   Mortgage-backed securities
     and notes receivable                   153         144        113
   Collateral for bonds payable
     of limited-purpose subsidiaries        142         214        375
   Other assets                             233         226        270
                                         ------------------------ ----
      Total assets                     $  1,283     $ 1,339    $ 1,581
                                         -----------------------------
Liabilities
   Long-term debt                      $    310     $   354    $   397
   Short-term notes payable                 341         326        367
   Bonds payable of limited-
     purpose subsidiaries                   137         207        365
   Other liabilities                        190         142        151
                                         -----------------------------
     Total liabilities                 $    978     $ 1,029    $ 1,280
                                         -----------------------------
Stockholders'equity                    $    305     $   310    $   301
                                         -----------------------------
Per Common Share Data (4):

Basic
Net earningss (loss) from
  continuing operations                $   1.33     $  0.88    $ (1.78)
Net earnings (loss) before
  cumulative effect of accounting
  change                               $   1.33     $  0.88    $ (0.31)
Net earnings (loss)                    $   1.33     $  0.88    $ (0.31)
Diluted
Net earnings (loss) from
  continuing operations                $   1.32     $  0.87    $ (1.78)
Net earnings (loss) before
  cumulative effect of accounting
  change                               $   1.32     $  0.87    $ (0.31)
Net earnings (loss)                    $   1.32     $  0.87    $ (0.31)

Dividends declared                     $   0.27     $  0.60    $  0.60
Stockholders'equity                    $  20.31     $ 19.00    $ 18.69
---------------------------------------------------------------------------
(1) 1995 and 1993 reflect $45 million pretax charges related to homebuilding inventories and investments in unconsolidated joint ventures.
(2) The Company sold its institutional mortgage-securities administration business in the second quarter of 1995. 1995 results from discontinued operations include the second-quarter gain on the sale and the results of operations for the first half of 1995.
(3) The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in
1994.
(4) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No.
128, "Earnings Per Share". For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements beginning on page 30.





                     The Ryland Group, Inc. and Subsidiaries
                              SELECTED FINANCIAL DATA


(dollar amounts in millions, except unit and per share data) unaudited
----------------------------------------------------------------------
                                                1994          1993
----------------------------------------------------------------------

Annual Results:

Revenues

   Homebuilding                         $      1,443    $     1,204
   Financial services and limited-
     purpose subsidiaries                        176            247
                                      -----------------------------
     Total                                     1,619          1,451

Cost of sales - homebuilding                   1,262          1,059
Selling, general and administrative
  expenses                                       225            201
Interest expense                                 105            162
Impairment of inventories and joint-
  venture investments (1)                          0             45
                                       ----------------------------
Earnings (loss) from continuing
  operations before taxes                         27            (16)

Tax expense (benefit)                             11             (6)
                                       ----------------------------
Net earnings (loss) from continuing
  operations                                      16            (10)

Discontinued operations, net of
  taxes (2)                                        6              7
                                       ----------------------------
Net earnings (loss) before cumulative
  effect of accounting change                     22             (3)

Cumulative effect of accounting
  change, net of taxes (3)                         2              0
                                        ---------------------------
Net earnings (loss)                    $          24   $         (3)
                                        ---------------------------
Year-End Position:

Assets

   Housing inventories                 $         600   $        492
   Mortgage loans held for sale                  215            536
   Mortgage-backed securities
     and notes receivable                        171            192
   Collateral for bonds payable
     of limited-purpose subsidiaries             459            798
   Other assets                                  259            298
                                         --------------------------
      Total assets                     $       1,704   $      2,316
                                         --------------------------
Liabilities
   Long-term debt                      $         409   $        381
   Short-term notes payable                      378            717
   Bonds payable of limited-
     purpose subsidiaries                        447            778
   Other liabilities                             158            147
                                         ----------------------------
     Total liabilities                 $       1,392   $      2,023
                                         ----------------------------
Stockholders'equity                    $         312   $        293
                                         ----------------------------
Per Common Share Data (4):

Basic
Net earningss (loss) from
  continuing operations                $        0.91   $      (0.79)
Net earnings (loss) before
  cumulative effect of accounting
  change                               $        1.30   $      (0.34)
Net earnings (loss)                    $        1.43   $      (0.34)
Diluted
Net earnings (loss) from
  continuing operations                $        0.90   $      (0.79)
Net earnings (loss) before
  cumulative effect of accounting
  change                               $        1.29   $      (0.34)
Net earnings (loss)                    $        1.42   $      (0.34)

Dividends declared                     $        0.60   $       0.60
Stockholders'equity                    $       19.56   $      18.61
---------------------------------------------------------------------------
(1) 1995 and 1993 reflect $45 million pretax charges related to homebuilding inventories and investments in unconsolidated joint ventures.
(2) The Company sold its institutional mortgage-securities administration business in the second quarter of 1995. 1995 results from discontinued operations include the second-quarter gain on the sale and the results of operations for the first half of 1995.
(3) The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in
1994.
(4) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No.
128, "Earnings Per Share". For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements beginning on page 30.






MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

THE COMPANY

Operations of The Ryland Group, Inc. and subsidiaries (the "Company") consist of two business segments: homebuilding and financial services. The Company's homebuilding segment constructs and sells single-family attached and detached homes in 23 divisions in 20 states throughout the United States. The financial services segment provides mortgage-related products and services for retail customers and conducts investment activities.

RESULTS OF OPERATIONS
CONSOLIDATED
The Company reported consolidated net earnings of $21.9 million, or $1.33 per share, for 1997, compared with consolidated net earnings of $15.8 million, or $.88 per share, for 1996, and a consolidated net loss of $2.6 million, or $.31 per share, for 1995.

The homebuilding segment recorded pretax earnings of $35.2 million for 1997, compared with pretax earnings of $22.6 million for 1996 and a pretax loss of $47.5 million for 1995. Homebuilding results in 1997 increased from 1996 primarily due to higher gross profit margins combined with lower interest expense. Homebuilding results in 1996 increased from 1995, excluding a $45 million pretax impairment charge, primarily due to improved gross profit margins combined with lower selling, general and administrative expenses.

The Company's homebuilding results for 1995 include a pretax impairment charge of $45 million, primarily related to the Company's adoption of Statement of Financial Accounting Standards No. 121 (FASB 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," that resulted in a reduction in the carrying value of certain inventories and joint-venture investments to fair value.

The financial services segment reported pretax earnings of $15.6 million for 1997, compared with $15.8 million for 1996 and $17.9 million for 1995. Retail earnings increased $.6 million in 1997 over 1996 as higher gains on the sale of mortgages and servicing rights and reduced general and administrative expenses were partially offset by a decline in loan servicing income and lower loan originations. Investment earnings declined as a result of lower gains on the sale of mortgage-backed securities. The decline in 1996 from 1995 was primarily attributable to a decrease in investment earnings due to lower gains from sales of mortgage-backed securities. Retail earnings for 1996 were comparable to 1995.

The Company's 1995 results also include net after-tax earnings of $22.9 million related to the second-quarter sale of the Company's institutional mortgage-securities administration business which has been reported as discontinued operations. The results from discontinued operations include a net after-tax gain on the sale of $19.5 million. The sale of this business was consistent with the Company's long-term strategy to focus on its core homebuilding and retail mortgage-finance operations and to invest additional capital into its homebuilding operations.

Corporate expenses represent the costs of corporate functions, which support the business segments. Corporate expenses of $14.3 million were up $2.2 million from 1996 primarily due to increases in incentive compensation attributable to the higher earnings level in 1997. Corporate expenses for 1996 were down $.9 million from 1995 primarily due to the Company's efforts to reduce operating expenses.

Though the Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as the mortgage collateral pledged to secure the bonds decreases due to scheduled payments, prepayments and exercises of early redemption provisions. Revenues have approximated expenses for the last three years.




HOMEBUILDING SEGMENT

Results of operations for the homebuilding segment are summarized as follows (amounts in thousands, except average closing price):

                                 1997          1996         1995
Revenues
       Residential            $1,527,107   $1,456,634     $1,456,767
       Other                      30,219       16,641          1,407
                              --------------------------------------
       Total                   1,557,326    1,473,275      1,458,174

Gross profit                     211,185      196,398        178,428


Selling, general and
 administrative expenses         152,071      146,285        151,087

Interest expense                  23,964       27,517         29,807

Impairment of inventories
 and joint-venture
 investments                         0            0           45,000
                              --------------------------------------
Homebuilding pretax
 earnings (loss)            $    35,150     $ 22,596       $ (47,466)
                              --------------------------------------
Average closing price       $   182,000     $174,000       $ 164,000

The Company's homebuilding segment reported pretax earnings of $35.2 million in 1997, compared with pretax earnings of $22.6 million in 1996 and a pretax loss of $47.5 million in 1995. Results for 1997 and 1996 included pretax gains from land sales of $4.8 million and $3.7 million, respectively. The increase in 1997 over 1996 was primarily due to higher gross profit margins and lower interest expense partially offset by an increase in selling, general and administrative expenses. The improvement in 1996, compared with 1995, excluding the $45 million pretax impairment charge, was primarily attributable to improved gross profit margins as well as lower selling, general and administrative expenses. The 1995 pretax impairment charge of $45 million was primarily related to the Company's adoption of FASB 121 and the resultant adjustments to fair value of certain homebuilding inventories and investments in joint ventures. Of the total impairment charge, $31 million related to California inventories and $14 million related to assets to be disposed of.


Homebuilding revenues increased 5.7 percent in 1997, compared with 1996, primarily due to an $8,000 increase in the average closing price and increased revenues from land sales, which more than offset the slight decline in closings. Homebuilding revenues increased 1.0 percent in 1996, compared with 1995, due to a $10,000 increase in average closing price and increased revenues from land sales. The increase in average closing price was partially offset by a 6.3 percent decline in closings reflecting a reduction in new orders resulting from increased competitive pressures in certain markets and the Company's reduced inventory investment in the Mid-Atlantic region.

Gross profit margins averaged 13.6 percent for 1997, an increase from the 13.3 percent for 1996 primarily due to increased closings from newer communities, where better land purchases and reduced direct construction costs have led to improved margins. Gross profit margins have improved over 1996 despite the continuing challenge of strong competitive market conditions in the Mid-Atlantic region. Gross profit margins of 13.3 percent for 1996 increased 1.1 percentage points from 1995, excluding the impairment charge. Increased closings from higher-margin new communities and the aforementioned gains from land sales contributed to the 1996 margin improvement. In addition, the Company's gross profit margins during 1995 were negatively impacted by the build-out of older inventories in California that were affected by a decline in economic and market conditions.

Selling, general and administrative expenses as a percent of revenues were 9.8 percent for 1997, 9.9 percent for 1996 and 10.4 percent for 1995. The percentage declines in 1997 and 1996 primarily reflect the Company's continued focus on cost control and improving the efficiency of homebuilding operations. Included in selling, general and administrative expenses for 1995 were $2.2 million of reorganization costs associated with the Company's initiatives to restructure certain divisions within its Mid-Atlantic and Southwest operations.

Interest expense decreased $3.6 million, or 12.9 percent in 1997 due to a decline in average homebuilding borrowings primarily attributable to a decrease in average inventories. Interest expense decreased in 1996 due to a lower average cost of funds.


HOMEBUILDING OPERATIONAL DATA

                   New Orders (units)               Closings (units)
                1997     1996   %Change          1997     1996   %Change

Mid-Atlantic   1,256    1,194      5            1,243    1,470     (15)
Midwest        1,509    1,345     12            1,372    1,370       0
Southeast      1,792    1,450     24            1,653    1,401      18
Southwest      2,027    1,578     28            1,716    1,806      (5)
West           2,410    2,272      6            2,393    2,341       2
               -------------------------------------------------------
    Total      8,994    7,839     15            8,377    8,388      (0)



                 Outstanding Contracts            Outstanding Contracts
                   December 31, 1997                December 31, 1996

                            Dollars                      Dollars
                       %       in    Average                in    Average
             Units  Change  Millions  Price       Units  Millions  Price

Mid-Atlantic  383     4      $ 81   $212,000       370     $74   $ 200,000
Midwest       606    29       106    174,000       469      77     165,000
Southeast     637    28       117    183,000       498      87     175,000
Southwest     645    93        95    148,000       334      52     155,000
West          541     3       110    203,000       524     115     219,000
            --------------------------------------------------------------
   Total    2,812    28      $509   $181,000     2,195    $405   $ 185,000

New orders in 1997 increased 15 percent compared with 1996 as all regions showed increases. The Company had strong new order growth in some newer markets, as well as in some existing markets. The largest increase in new orders was in the Southwest region where Houston, Dallas and San Antonio reflected strong increases of 30 percent or more. The Southeast region showed growth in all divisions with significant growth in the newer market of Tampa. The Midwest region recorded a strong increase in Chicago, its largest new market, while the West region had a substantial increase in Phoenix and its first new orders in Portland. The Mid-Atlantic region achieved a 5 percent increase in new orders in the face of intense competition and reduced investment.

As of December 31, 1997, the Company had outstanding contracts for 2,812 units, up 28 percent from year-end 1996 due to the increase in new orders. Outstanding contracts represent the Company's backlog of sold but not closed homes, which generally are built and closed, subject to cancellation, over the next two quarters. The $509 million value of outstanding contracts increased 26 percent from year-end 1996.

FINANCIAL SERVICES SEGMENT
The Company's financial services segment reported pretax earnings of $15.6 million in 1997, compared with $15.8 million in 1996 and $17.9 million in 1995.

Pretax earnings by line of business were as follows (amounts in thousands):


                              1997            1996            1995

Retail                    $ 10,093        $  9,539        $  9,672
Investments                  5,492           6,308           8,198
                          ----------------------------------------
    Total                 $ 15,585        $ 15,847        $ 17,870

The 1997 results from retail operations were favorably impacted by higher gains on sales of mortgages and servicing rights and reduced general and administrative expenses which more than offset the effect of lower loan originations and reduced loan servicing income. Lower retail originations and revenues in 1996 were substantially offset by reduced general and administrative expenses and a higher net interest spread. The declines in investment earnings in 1997 and 1996 were primarily due to lower gains on the sale of mortgage-backed securities.


During 1996, the Company sold its wholesale mortgage origination business based on expectations that the business would not contribute significantly to the Company's future earnings. Included in 1996 originations were 1,776 wholesale originations. The disposition of this business reduced mortgage originations and revenues of the financial services segment in 1996 but did not have a material effect on the Company's earnings for the year.

Future earnings of the financial services segment will be negatively impacted due to reductions in loan servicing income attributable to the decline in the Company's loan servicing portfolio which has decreased by $1.8 billion during 1997. The Company is currently evaluating a potential sale of a significant portion of its remaining loan servicing portfolio. Earnings may also be negatively impacted if the Company has lower gains from sales of mortgage servicing rights in the future.

Revenues and expenses for the financial services segment were as follows (amounts in thousands):
                                  1997          1996         1995
Retail revenues:
  Interest and
    net origination fees       $  7,651       $ 13,210    $ 16,727
  Gains on sales of mortgages
    and servicing rights         21,968         15,543      17,362
  Loan servicing                 24,464         29,684      32,650
  Title/escrow                    6,394          5,733       5,246
                                 ---------------------------------
       Total retail revenues     60,477         64,170      71,985
Revenues from investment
    operations                   16,452         15,354      17,626
                                 ---------------------------------
Total                            76,929         79,524      89,611

Expenses:
 General and administrative      43,454         44,723      47,991
 Interest                        17,890         18,954      23,750
                                 ---------------------------------

Total expenses                   61,344         63,677      71,741
                                 ---------------------------------
Pretax earnings                $ 15,585       $ 15,847    $ 17,870


Revenues for the financial services segment decreased in 1997 compared with the same period of 1996 due to fewer mortgage loan originations and lower loan servicing revenues which were partially offset by higher gains on sales of mortgages and servicing rights. Loan servicing revenues declined as a result of a lower portfolio balance and changes in the portfolio product mix. Investment revenues increased 7.2 percent in 1997 due to a higher average investment portfolio balance. Revenues decreased in 1996 compared with 1995 primarily due to reduced mortgage originations, which declined by 27.2 percent principally due to the sale of the wholesale mortgage origination business in May 1996. The decrease in loan servicing revenue in 1996 was a result of lower revenue per loan primarily due to changes in the portfolio product mix.

Declines in interest expense for 1997, 1996 and 1995 were directly related to the reduced warehouse borrowings required to fund the lower origination volume, offset partially by an increase in interest expense in 1997 in the Company's investment operations due to a higher average portfolio balance. General and administrative expenses for the financial services segment declined 2.8 percent in 1997 due to improved efficiencies in the mortgage origination process, cost savings related to the disposition of the Company's wholesale mortgage origination business in 1996 and continued cost reduction efforts. General and administrative expenses for the financial services segment declined 6.8 percent in 1996 compared with 1995 due to the disposition of the Company's wholesale mortgage origination business combined with the Company's cost reduction efforts.

Retail Operations   Retail operations include mortgage origination, loan
servicing, title, escrow and homeowners insurance services for retail customers.

A summary of mortgage origination activities is as follows:

                                  1997        1996      1995

Dollar volume of mortgages
  originated (in millions)     $ 1,005    $  1,466    $ 1,952

Number of mortgages
  originated                     7,248      11,161     15,330

Percentage
    Ryland home settlements        66%          47%       35%
    Other settlements              34%          53%       65%
                                  ---------------------------
    Total settlements             100%         100%      100%

Mortgage originations decreased in 1997 by 35.1 percent primarily due to the sale of the wholesale mortgage operations which was completed in May 1996 as well as lower closing volume from spot and homebuilder loan originations. Mortgage originations for 1996 decreased by 27.2 percent from 1995 due to the sale of the wholesale mortgage origination business. Excluding wholesale originations, originations for 1996 decreased by 2.0 percent compared with 1995, primarily due to the lower volume of closings from the Company's homebuilding segment.

The Company earns interest on mortgages held for sale and pays interest on borrowings secured by the mortgages. Significant data related to these activities are as follows:

                                  1997          1996        1995

Net interest earned
 (in thousands)                 $ 4,527      $  6,458    $  5,766

Average balance of
 mortgages held for sale
 (in millions)                   $  106      $    168    $    211

Net interest spread                4.3%           3.8%        2.7%

Net interest earned decreased in 1997 primarily due to a lower average balance of mortgages held for sale. Net interest earned increased in 1996 due to a higher net interest spread resulting from lower average borrowing costs.

The Company services loans that it originates, as well as loans originated by others. Loan servicing portfolio balances were as follows at December 31 (amounts in billions):

                                1997         1996         1995

Originated                    $  1.0       $  2.1        $ 2.4
Acquired                         2.2          3.0          3.5
Subserviced                      1.3          1.2           .3
                              --------------------------------
  Total serviced              $  4.5        $ 6.3        $ 6.2


The decrease in the originated and acquired portfolio balances in 1997 are mainly attributable to servicing sales from the originated portfolio in excess of amounts originated in 1997, combined with mortgage prepayment activity and the call of a security and related servicing transfer. The decreases in the originated and acquired portfolio balances in 1996 is primarily attributable to normal mortgage prepayment activity.

Investment Operations The Company's investment operations hold certain assets, primarily mortgage-backed securities which were obtained as a result of the exercise of redemption rights on various mortgage-backed bonds previously owned by the Company's limited-purpose subsidiaries. Pretax earnings were as follows (amounts in thousands):

                                           1997        1996       1995

Sale of mortgage-backed securities     $     75    $  1,138    $  4,839
Interest and other income                16,377      14,216      12,787
                                       --------------------------------
     Total revenues                      16,452      15,354      17,626
Interest and other expenses              10,960       9,046       9,428
                                       --------------------------------
Pretax earnings                        $  5,492    $  6,308    $  8,198

Pretax earnings for 1997 and 1996 were down primarily due to the lower gains from the sale of mortgage-backed securities. Interest and other income includes $.8 million and $1.3 million, for 1997 and 1996, respectively, in gains related to the redemption of certain securities.

Significant data from investment operations are as follows:

                                     1997       1996       1995
Net interest earned
(in thousands)                    $ 5,702    $ 4,744    $ 4,433

Average balance outstanding
  (in millions)                   $   153    $   123    $   122

Net interest spread                   3.7%       3.8%       3.6%


The Company earns a net interest spread on the investment portfolio, which represents the difference between the interest rates on the mortgage-backed securities and notes receivable and the related borrowing rates. Net interest earned increased for 1997 due to the higher average investment portfolio balance. A small increase in the average investment portfolio balance outstanding combined with a higher net interest spread resulted in an increase in net interest earned for 1996.

DISCONTINUED INSTITUTIONAL OPERATIONS
In the second quarter of 1995, the Company sold its institutional mortgage securities administration business which included master servicing, securities administration, investor information services, and tax calculation and reporting. The net after-tax earnings from operations of the discontinued business of $3.3 million for 1995, as well as the $19.5 million net after-tax gain on the sale of the business, have been reported as discontinued operations in the accompanying consolidated statements of earnings. Revenues from operations of the discontinued business were $11.4 million for 1995.

FINANCIAL CONDITION AND LIQUIDITY
The Company generally provides for the cash requirements of the homebuilding and financial services businesses from outside borrowings and internally generated funds. The Company believes that its current sources of cash are sufficient to finance its requirements.

The homebuilding segment borrowings include senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. Senior and senior subordinated notes outstanding totaled $308.0 million as of December 31, 1997 and $318.0 million as of December 31, 1996. Senior notes amounting to $10 million matured and were paid off in January 1997. The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and changes in working capital. This facility, which was amended in June 1997 and extended to July 2000, provides for total borrowings of up to $300 million. There were no outstanding borrowings as of December 31, 1997, compared with $34.0 million as of December 31, 1996. The Company had letters of credit outstanding under this facility totaling $22.3 million at December 31, 1997 and $18.3 million at December 31, 1996. To finance land purchases, the Company may also use seller-financed, non-recourse secured notes payable. At December 31, 1997, such notes payable outstanding amounted to $2.2 million, compared with $1.5 million at December 31, 1996. Total homebuilding debt outstanding was reduced by $44.0 million during 1997 to $310.2 million as of December 31, 1997.

Housing inventories decreased to $554.8 million as of December 31, 1997, from $574.6 million as of the end of 1996 despite an increase in sold inventory. The decrease is primarily due to lower investment in unsold homes under construction and land under development.

The financial services segment uses cash generated from operations and borrowing arrangements to finance its operations. A bank credit facility, which was amended in 1997 and extended to June 1, 2000, provides up to $260 million for mortgage warehouse funding and $30 million for working capital advances. Other borrowing arrangements as of December 31, 1997 included repurchase agreement facilities aggregating $370.0 million, a $100 million revolving credit facility used to finance investment portfolio securities and a $35 million credit facility used for the short-term financing of optional bond redemptions. At December 31, 1997 and December 31, 1996, the combined borrowings of the financial services segment outstanding under all agreements were $340.6 million and $325.7 million, respectively.

Mortgage loans, notes receivable, mortgage-backed securities and other assets held by the limited-purpose subsidiaries are pledged as collateral for the issued bonds, the terms of which provide for the retirement of all bonds from the proceeds of the collateral.

The Ryland Group, Inc. has not guaranteed the debt of the financial services segment or the limited-purpose subsidiaries.

During 1997, the Company's board of directors authorized the repurchase of up to 2,000,000 shares of common stock. As of December 31, 1997, the Company had repurchased approximately 1.7 million shares of its outstanding common stock in accordance with this program at a cost of approximately $25.5 million. The Company's stock repurchase program was funded through a combination of internally generated funds and a reduction in the Company's quarterly dividend rate from $0.15 to $0.04 per share. The reduction in the dividend has more closely aligned the Company's dividend yield with that of other public homebuilders.

YEAR 2000 ISSUE

The Company began its assessment of the Year 2000 issue in 1996 and has assigned personnel to ensure the Company is compliant. At December 31, 1997, all systems have been evaluated and projects have been defined. The Company intends to complete the necessary projects during 1998 and conduct a Year 2000 simulation during 1999. It is the opinion of management that achieving Year 2000 compliance will not have a material impact on the Company's results of operations, capital spending, or business operations, including its operating systems and equipment.

Note: Certain statements in this Annual Report may be "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Forward-looking statements are based on various factors and assumptions that include known and unknown risks and uncertainties, the completion and profitability of sales reported, changes in economic conditions and interest rates, increases in raw material and labor costs, and general competitive factors, that may cause actual results to differ materially.


                     The Ryland Group, Inc. and Subsidiaries
                       CONSOLIDATED STATEMENTS OF EARNINGS

(amounts in thousands except share data)
------------------------------------------------------------------------
Year ended December 31,                 1997         1996         1995
------------------------------------------------------------------------


REVENUES:

   Homebuilding:

      Residential revenue          $ 1,527,107  $ 1,456,634 $ 1,456,767
      Other revenue                     30,219       16,641       1,407
                                    ----------   ----------   ---------
      Total homebuilding revenue     1,557,326    1,473,275   1,458,174
   Financial services                   76,929       79,524      89,611
   Limited-purpose subidiaries          15,551       27,387      37,267
                                    ----------   ----------   ---------
      Total revenues                 1,649,806    1,580,186   1,585,052

EXPENSES:

   Homebuilding:

      Cost of sales                  1,346,141    1,276,877   1,279,746
      Selling, general and
         administrative                152,071      146,285     151,087
      Interest                          23,964       27,517      29,807
      Impairment of inventories and
         joint-venture investments           0            0      45,000
                                     ---------    ---------   ---------
      Total homebuilding expenses    1,522,176    1,450,679   1,505,640

   Financial services:

      General and administrative        43,454       44,723      47,991
      Interest                          17,890       18,954      23,750
                                     ---------    ---------   ---------
      Total financial services
         expenses                       61,344       63,677      71,741

   Limited-purpose subsidiaries
      expenses                          15,551       27,387      37,215

   Corporate expenses                   14,265       12,046      12,913
                                     ---------    ---------   ---------

      Total expenses                 1,613,336    1,553,789   1,627,509
                                     ---------    ---------   ---------

Earnings (loss) from continuing
   operations before taxes              36,470       26,397     (42,457)

Tax expense (benefit)                   14,588       10,558     (16,983)
                                     ---------     --------    --------
NET EARNINGS (LOSS) FROM
   CONTINUING OPERATIONS                21,882       15,839     (25,474)

Discontinued operations
   (net of taxes of $15,237)                 0            0      22,856
                                     ---------     --------    --------
Net earnings (loss)                $    21,882  $    15,839  $   (2,618)
                                     ---------     --------    --------

Preferred dividends                $     1,630  $     1,974  $    2,193
Net earnings (loss) applicable
   to common stockholders          $    20,252  $    13,865  $   (4,811)

NET EARNINGS (LOSS) PER COMMON SHARE:

  Basic:
    Net earnings (loss) from
       continuing operations       $      1.33  $      0.88  $    (1.78)
    Discotinued operations                0.00         0.00        1.47
                                    ----------     --------    --------
    Net earnings (loss ) per
       common share                $      1.33  $      0.88  $    (0.31)

  Diluted:
    Net earnings (loss) from
       continuing operations       $      1.32  $      0.87  $    (1.78)
    Discontinued operations               0.00         0.00        1.47
                                    ----------     --------    --------
    Net earnings (loss)
       per common share            $      1.32  $      0.87  $    (0.31)

Average common shares outstanding:
    Basic                           15,227,829   15,789,184  15,585,254
    Diluted                         15,405,067   15,928,811  15,585,254
-----------------------------------------------------------------------
See notes to consolidated statements.
The Ryland Group, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS

(amounts in thousands)
-------------------------------------------------------------------
December 31,                                     1997          1996

Assets


Homebuilding:

   Cash and cash equivalents             $      33,065   $    27,852
   Housing inventories:
      Homes under construction                 332,452       336,782
      Land under development and
        improved lots                          222,379       237,808
                                          ------------    -----------
Total inventories                              554,831       574,590

Property, plant and equipment                   26,463        31,560
Purchase price in excess of net
  assets acquired                               19,511        20,543
Other assets                                    37,359        40,739
                                          ------------    -----------
                                               671,229       695,284
                                          ------------    -----------

Financial Services:

   Cash and cash equivalents                     3,066           856
   Mortgage loans held for sale                199,857       180,149
   Mortgage-backed securities and
     notes receivable                          153,022       143,508
   Mortgage servicing rights                     8,242         9,903
   Other assets                                 46,715        48,015
                                          ------------    -----------
                                               410,902       382,431
                                          ------------    -----------


Other Assets:

  Collateral for bonds payable of
    limited-purpose subsidiaries               142,303       214,443
  Net deferred taxes                            35,764        31,806
  Other                                         23,211        14,560
                                          ------------    -----------
      Total assets                      $    1,283,409   $ 1,338,524
---------------------------------------------------------------------
See notes to consolidated financial statements.




                    The Ryland Group, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS

(amounts in thousands)
-------------------------------------------------------------------
December 31,                                     1997          1996

Liabilities


Homebuilding:

   Accounts payable and
     other liabilities                   $     117,326    $   84,651
   Long-term debt                              310,221       354,267
                                          ------------    -----------
                                               427,547       438,918


Financial Services:

   Accounts payable and
     other liabilities                          17,382        18,754
   Short-term notes payable                    340,632       325,650
                                           -----------     ----------
                                               358,014       344,404


Other Liabilties:
   Bonds payable of limited-purpose
     subsidiaries                              136,865       206,891
   Other                                        55,860        37,862
                                          ------------    -----------
       Total liabilities                       978,286     1,028,075
                                          ------------    -----------

Stockholders'Equity:

   Convertible preferred stock,
   $1 par value:
     Authorized - 1,400,000 shares
     Issued - 502,833 shares
     (861,741 for 1996)                            503           862
   Common stock, $1 par value:
     Authorized - 78,600,000 shares
     Issued - 14,521,859 shares
     (15,852,729 for 1996)                      14,522        15,853
   Paid-in capital                              88,502       116,652
   Retained earnings                           199,114       184,678
   Net unrealized gain on mortgage-backed
     securities                                  2,482         2,758
   Due from RSOP Trust                               0       (10,354)
                                          ------------    -----------
       Total stockholders'equity               305,123       310,449
                                          ------------    -----------
       Total liabilities and
         stockholders'equity            $    1,283,409   $ 1,338,524
---------------------------------------------------------------------
See notes to consolidated financial statements.


The Ryland Group, Inc. and Subsidiaries
                       Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share data)
------------------------------------------------------------------------------
                                                      Preferred       Common
                                                        Stock          Stock
-----------------------------------------------------------------------------
Balance at January 1, 1995                          $   1,073   $     15,475
Net loss
Preferred stock dividends (per share $2.21)
Common stock dividends (per share $0.60)
Conversion of preferred stock                            (130)           130
Reclassification of preferred paid-capital
   and proportionate amount of RSOP receivable
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $525
Employee stock plans (77,181 shares)                                      77
                                                     -----------------------
Balance at December 31, 1995                              943         15,682
                                                     -----------------------
Net earnings
Preferred stock dividends (per share $2.21)
Common stock dividends (per share $0.60)
Conversion of preferred stock                             (81)            81
Reclassification of preferred paid-in capital
   and proportionate amount of RSOP receivable
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $139
Employee stock plans (89,482 shares)                                      90
                                                      ----------------------
Balance at December 31, 1996                              862         15,853
                                                      ----------------------
Net earnings
Preferred stock dividends (per share $2.21)
Common stock dividends (per share $0.27)
Repurchase of common stock                                            (1,689)
Conversion of preferred stock                            (110)           110
Retirement of preferred stock and
   related RSOP debt                                     (249)
Reclassification of preferred paid-in capital
   and proportionate amount of RSOP receivable
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $ (184)
Employee stock plans (248,017 shares)                                    248
                                                      ----------------------
Balance at December 31, 1997                         $    503       $ 14,522
----------------------------------------------------------------------------
See notes to consolidated financial statements.


                          The Ryland Group, Inc. and Subsidiaries
                       Consolidated Statements of Stockholders' Equity



(amounts in thousands, except share data)
-----------------------------------------------------------------------------
                                                 Paid-In           Retained
                                                 Capital           Earnings
-----------------------------------------------------------------------------
Balance at January 1, 1995                    $  115,863      $     193,635
Net loss                                                             (2,618)
Preferred stock dividends (per share $2.21)                          (2,193)
Common stock dividends (per share $0.60)                             (9,358)
Conversion of preferred stock                     (1,387)
Reclassification of preferred paid-capital
   and proportionate amount of RSOP receivable       151
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $525
Employee stock plans (77,181 shares)                 984                471
                                                 --------------------------
Balance at December 31, 1995                     115,611            179,937
                                                 --------------------------
Net earnings                                                         15,839
Preferred stock dividends (per share $2.21)                          (1,974)
Common stock dividends (per share $0.60)                             (9,475)
Conversion of preferred stock                       (961)
Reclassification of preferred paid-in capital
   and proportionate amount of RSOP receivable       828
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $139
Employee stock plans (89,482 shares)               1,174                351
                                                 --------------------------
Balance at December 31, 1996                     116,652            184,678
                                                 --------------------------
Net earnings                                                         21,882
Preferred stock dividends (per share $2.21)                          (1,630)
Common stock dividends (per share $0.27)                             (4,155)
Repurchase of common stock                       (23,824)
Conversion of preferred stock                     (1,474)
Retirement of preferred stock and
   related RSOP debt                              (9,293)            (1,850)
Reclassification of preferred paid-in capital
   and proportionate amount of RSOP receivable     2,400
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $ (184)
Employee stock plans (248,017 shares)              4,041                189
                                                 --------------------------
Balance at December 31, 1997                   $  88,502          $ 199,114
---------------------------------------------------------------------------
See notes to consolidated financial statements.



                           The Ryland Group, Inc. and Subsidiaries
                       Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share data)
---------------------------------------------------------------------------

                                                      Net Unrealized
                                                     Gain on Mortgage-
                                                     Backed Securities
------------------------------------------------------------------------------
Balance at January 1, 1995                          $          1,763
Net loss
Preferred stock dividends (per share $2.21)
Common stock dividends (per share $0.60)
Conversion of preferred stock
Reclassification of preferred paid-capital
   and proportionate amount of RSOP receivable
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $525                                          787
Employee stock plans (77,181 shares)
                                                 --------------------------
Balance at December 31, 1995                                   2,550
                                                 --------------------------
Net earnings
Preferred stock dividends (per share $2.21)
Common stock dividends (per share $0.60)
Conversion of preferred stock
Reclassification of preferred paid-in capital
   and proportionate amount of RSOP receivable
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $139                                          208
Employee stock plans (89,482 shares)
                                                 --------------------------
Balance at December 31, 1996                                   2,758
                                                 --------------------------
Net earnings
Preferred stock dividends (per share $2.21)
Common stock dividends (per share $0.27)
Repurchase of common stock
Conversion of preferred stock
Retirement of preferred stock and
   related RSOP debt
Reclassification of preferred paid-in capital
   and proportionate amount of RSOP receivable
RSOP debt repayments
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $ (184)                                      (276)
Employee stock plans (248,017 shares)
                                                 --------------------------
Balance at December 31, 1997                                   2,482
---------------------------------------------------------------------------
See notes to consolidated financial statements.



                           The Ryland Group, Inc. and Subsidiaries
                       Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share data)
---------------------------------------------------------------------------
                                                                  Total
                                             Due from           Stockholders
                                            RSOP Trust            Equity
---------------------------------------------------------------------------
Balance at January 1, 1995                  $   (15,687)      $     312,122
Net loss                                                             (2,618)
Preferred stock dividends (per share $2.21)                          (2,193)
Common stock dividends (per share $0.60)                             (9,358)
Conversion of preferred stock                                        (1,387)
Reclassification of preferred paid-capital
   and proportionate amount of RSOP receivable      251                 402
RSOP debt repayments                              1,837               1,837
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $525                                                 787
Employee stock plans (77,181 shares)                                  1,532
                                              -----------------------------
Balance at December 31, 1995                    (13,599)            301,124
                                              -----------------------------
Net earnings                                                         15,839
Preferred stock dividends (per share $2.21)                          (1,974)
Common stock dividends (per share $0.60)                             (9,475)
Conversion of preferred stock                                          (961)
Reclassification of preferred paid-in capital
   and proportionate amount of RSOP receivable   (1,759)               (931)
RSOP debt repayments                              5,004               5,004
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $139                                                 208
Employee stock plans (89,482 shares)                                  1,615
                                              -----------------------------
Balance at December 31, 1996                    (10,354)            310,449
                                              -----------------------------
Net earnings                                                         21,882
Preferred stock dividends (per share $2.21)                          (1,630)
Common stock dividends (per share $0.27)                             (4,155)
Repurchase of common stock                                          (25,513)
Conversion of preferred stock                                        (1,474)
Retirement of preferred stock and
   related RSOP debt                             11,392                   0
Reclassification of preferred paid-in capital
   and proportionate amount of RSOP receivable   (6,037)             (3,637)
RSOP debt repayments                              4,999               4,999
Change in net unrealized gain on
   mortgage-backed securities,
   net of taxes of $ (184)                                             (276)
Employee stock plans (248,017 shares)                                 4,478
                                                ---------------------------
Balance at December 31, 1997                $         0       $     305,123
---------------------------------------------------------------------------
See notes to consolidated financial statements.


                        The Ryland Group, Inc. and Subsidiaries
                         CONSOLIDATED STATEMENTS OF CASH FLOWS


(amounts in thousands
------------------------------------------------------------------------------
Year ended December 31,                    1997          1996        1995
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net earnings (loss)                  $   21,882   $   15,839     $  (2,618)

   Adjustments to reconcile net
     earnings (loss) to net
     cash provided by (used for)
     operating activities:

        Depreciation and amortization       31,396       31,373        34,512
        Gain on sale of mortgage-backed
          securities - available-for-sale     (75)       (1,138)       (4,772)
        Gain on sale of discontinued
          operations                            0             0       (32,563)
        Decrease (increase) in
          inventories                       19,759      (36,672)       62,195
        Net change in other assets,
          payables and other liabilities    35,133       (3,311)      (16,953)
        Equity in (earnings) losses
          of/distributions from
          unconsolidated joint ventures       (774)       1,080         8,973
        (Increase) decrease in mortgage
          loans held for sale              (19,708)     104,852       (70,229)
                                         ------------------------------------

        Net cash provided by (used for)
          operating activities              87,613      112,023       (21,455)
                                         ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

        Net additions to property, plant
          and equipment                    (17,568)     (19,500)      (30,152)
        Principal reduction of mortgage
          collateral                        41,537       64,230        56,257
        Principal reduction of mortgage-
          backed securities - available-
          for sale                          11,969       20,362         5,264
        Purchase of mortgage-backed
          securities-available-for-sale          0       (8,572)            0
        Sales of mortgage-backed securities-
          available-for-sale                 2,222       21,937        68,539
        Principal reduction of mortgage-
          backed securities - held-to-
          maturity                          15,064       19,818        13,612
        (Increase) decrease in funds by
          trustee                           (6,808)      17,133         5,718
        Proceeds from sale of discontinued
          operations                             0            0        47,000
        Other investing activities, net     (3,237)      (2,884)         (470)
                                           ----------------------------------
        Net cash provided by investing
          activities                        43,179      112,524       165,768
                                           ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

        Cash proceeds of long-term debt      2,475      103,145        14,747
        Reduction of long-term debt        (46,522)    (145,485)      (26,884)
        Increase (decrease) in short-term
          notes payable                     14,982      (41,819)      (10,160)
        Bond principal payments            (71,009)    (159,665)      (83,279)
        Common and preferred stock
          dividends                         (7,320)     (11,449)      (11,551)
        Common stock repurchases           (25,513)           0             0
        Other financing activities, net      9,538        3,442         1,980
                                           ----------------------------------
        Net cash used for financing
          activities                      (123,369)    (251,831)     (115,147)
                                           ----------------------------------
Net increase (decrease) in cash and
   cash equivalents                          7,423      (27,284)       29,166
Cash and cash equivalents at
   beginning of year                        28,708       55,992        26,826
                                           ----------------------------------
CASH AND CASH EQUIVALENTS
   AT END OF YEAR                     $     36,131   $   28,708   $    55,992
                                           ----------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION:

     Cash paid for interest (net of
       capitalized interest)          $     54,452   $   69,754  $     86,650
     Cash paid (received) for income
       taxes (net of refunds)         $      5,887   $   (3,230) $     17,026
------------------------------------------------------------------------------
See notes to consolidated financial statements.


The Ryland Group, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
(amounts in thousands, except share data, in all notes unless otherwise noted)


NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Ryland Group, Inc. is a leading national homebuilder and mortgage-related financial services firm. The Company builds homes in 23 divisions in 20 states and is one of the largest single-family on-site homebuilders in the United States. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The financial services segment provides mortgage-related products and services for retail customers, including loan origination, loan servicing, title, escrow and homeowners insurance services, and also conducts investment activities.

Basis of Presentation

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries (the "Company"). Intercompany transactions have been eliminated in consolidation. Certain amounts in the consolidated statements of prior years have been reclassified to conform to the 1997 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Per Share Data

Basic net earnings (loss) per common share is computed by dividing net earnings (loss), after considering preferred stock dividend requirements, by the weighted average number of common shares outstanding.

Diluted net earnings (loss) per common share additionally gives effect to dilutive common stock equivalent shares, including the assumed conversion of the preferred shares held by The Ryland Group, Inc. Retirement Savings Opportunity Plan Trust (RSOP Trust) into common stock. The effect of the RSOP Trust was not dilutive for the years presented. In addition, common stock equivalent shares were not dilutive for 1995.

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

Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell and are reported net of valuation reserves. Valuation reserves related to inventories to be disposed of amounted to $3.0 million at December 31, 1997, and $3.1 million at December 31, 1996. The carrying value of the related inventories amounted to $8.9 million and $8.0 million at December 31, 1997 and 1996, respectively.

Costs of inventory include direct costs of land, material acquisition, home construction and related direct overhead expenses. Real estate taxes, insurance and interest are capitalized during the land development stage. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.

The following table is a summary of capitalized interest:

                                                    1997             1996
--------------------------------------------------------------------------
Capitalized interest as of January 1,             $ 27,589        $ 27,649
Interest capitalized                                17,636          16,975
Interest amortized to cost of sales                (21,581)        (17,035)
                                                   --------        --------
Capitalized interest as of December 31,           $ 23,644        $ 27,589

Purchase Price in Excess of Net Assets Acquired

Cost in excess of net assets of acquired businesses (goodwill) is being amortized on a straight-line basis over 30 years. On a periodic basis, the Company evaluates the businesses to which goodwill relates in order to insure that the carrying value of goodwill has not been impaired.

Mortgage Loans Held For Sale

Mortgage loans held for sale are reported net of discounts and are valued at the lower of cost or market determined on an aggregate basis. Any gain or loss on the sale of the loans is recognized at the time of sale.

Mortgage-Backed Securities

The Company classifies its mortgage-backed securities into three categories: held-to- maturity, available-for-sale and trading. Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designations as of each balance sheet date.

Investment securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities classified as held-to-maturity are stated at amortized cost. Securities classified as available-for-sale are measured at fair value with the unrealized gains and losses, net of tax, reflected as a component of stockholders' equity. Securities classified as trading are measured at fair value with gains and losses, both realized and unrealized, recognized in the statement of earnings. The Company may at times have investments in each category.


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

Hedging Contracts

The Company enters into forward delivery contracts, options on forward delivery contracts, futures contracts and options on futures contracts, as an end-user, for the purpose of minimizing its exposure to movements in interest rates on mortgage loan commitments, mortgage loans held for sale and mortgage-backed securities classified as trading. These contracts primarily represent commitments or options to purchase or sell mortgages or securities generally within 90 days and at a specified price or yield. Forward delivery contracts and futures are commitments only and, as such, are not recorded on the Company's balance sheet or statement of earnings. Option premiums are deferred when paid and recognized as an adjustment to gains on sales of mortgages over the lives of the options on a straight-line basis. Changes in the fair value of contracts are deferred and included in mortgage loans held for sale and mortgage-backed securities classified as trading. Changes in fair value are recognized in income as an adjustment to gains on sales of mortgages when the mortgages and securities are sold.

In addition, the Company enters into interest rate swap and collar agreements to moderate the interest rate risks inherent in the financing of its investment securities classified as available-for-sale. During the terms of the agreements, the net settlements are accrued and recognized as an adjustment to interest expense. The agreements are not required to be marked to market and therefore are not recorded on the Company's balance sheet.

Deferred Financing Costs

Financing costs incurred in connection with the issuance of bonds by the limited-purpose subsidiaries are capitalized and amortized over the respective lives of the bonds using the interest method.

Mortgage Servicing Rights

Retained mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Mortgage servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated net servicing revenue.

The book value of capitalized mortgage-servicing rights at December 31, 1997 and 1996, was $8.2 million and $9.9 million, respectively, and the aggregate fair value totaled $8.9 million and $10.9 million, respectively. Comparable market values and the present value of future cash flows are used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates are used to stratify mortgage-servicing rights. A valuation allowance is recorded for each stratum in which the fair value is below the carrying amount.

Stock Based Compensation

As described in Note N, the Company has elected to follow the intrinsic value method to account for compensation expense related to the award of stock options and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (FASB 123), "Accounting for Stock-Based Compensation." Since stock option awards are granted at prices no less than the fair-market value of the shares at the date of grant, no compensation expense is recognized.


New Accounting Pronouncements

FASB 128

In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (FASB 128), "Earnings per Share." FASB 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been restated to conform to the FASB 128 requirements.

FASB 125

On January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125 (FASB 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The statement supersedes Statement of Financial Accounting Standards No. 122 (FASB 122), "Accounting for Mortgage Servicing Rights," and now requires all capitalized servicing rights (including those acquired prior to the adoption of FASB 122) to be stratified for impairment measurement based upon one or more of the predominant risk characteristics of the underlying assets, regardless of the servicer's pre-FASB 122 stratification policy. In accordance with FASB 125, prior period financial statements have not been restated. The adoption of FASB 125 did not have a significant impact on the Company's financial statements for the year ended December 31, 1997.

FASB 121

In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 (FASB 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company adopted this new standard for its inventories, joint-venture investments and other long-lived assets in the fourth quarter of 1995. In accordance with FASB 121, prior period financial statements were not restated to reflect the change in accounting principle.

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

In addition, the Company decided in the fourth quarter of 1995 to dispose of certain joint-venture investments and certain other subdivision inventories because the Company believed that it could achieve higher returns on alternative uses of its capital. As a result, the Company recorded a reserve of $14 million in the fourth quarter of 1995 to reduce the carrying value of these assets to their fair value less cost to sell. Of the total reserve, $7 million pertained to the planned disposal of joint-venture investments and the remaining $7 million primarily pertained to the planned disposal of certain subdivision lots.

FASB 131

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (FASB 131), "Disclosures about Segments for an Enterprise and Related Information." FASB 131 establishes standards for the way that public business enterprises report selected information about operating segments in financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. FASB 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The adoption of FASB 131 is not expected to have a significant impact on the Company's definition of operating segments and related disclosures.


NOTE B: SEGMENT INFORMATION
---------------------------

Segment information in the following table is presented on the basis of continuing operations and excludes amounts related to the institutional mortgage-securities administration business, which was sold in 1995 and is reported as discontinued operations. For additional information, refer to Note K: Discontinued Operations. In addition, amounts related to the limited-purpose subsidiaries are combined with corporate expenses and corporate assets in the following table as "Other."

Segment Information
                             1997                1996              1995
---------------------------------------------------------------------------
Revenues:
  Homebuilding          1,557,326          $ 1,473,275         $ 1,458,174
  Financial services       76,929               79,524              89,611
  Other                    15,551               27,387              37,267
                        ---------------------------------------------------
      Total           $ 1,649,806          $ 1,580,186         $ 1,585,052
---------------------------------------------------------------------------

Pretax Earnings (Loss):
  Homebuilding        $    35,150          $    22,596         $   (47,466)
  Financial services       15,585               15,847              17,870
  Corporate and other     (14,265)             (12,046)            (12,861)
                         --------------------------------------------------
      Total           $    36,470          $    26,397         $   (42,457)
---------------------------------------------------------------------------

Depreciation and Amortization:
  Homebuilding        $    23,479          $    25,762          $   28,410
  Financial services        5,901                3,296               4,846
  Corporate and other       2,016                2,315               1,256
                         --------------------------------------------------

      Total           $    31,396          $    31,373          $   34,512
---------------------------------------------------------------------------

Identifiable Assets:
  Homebuilding        $   671,229          $   695,284          $  696,576
  Financial services      410,902              382,431             449,419
  Corporate and other     201,278              260,809             434,794
                         --------------------------------------------------

      Total           $ 1,283,409          $ 1,338,524         $ 1,580,789
---------------------------------------------------------------------------


NOTE C:  EARNINGS PER SHARE RECONCILIATION
------------------------------------------

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

                                             1997          1996         1995
------------------------------------------------------------------------------
Numerator:

   Net earnings (loss) from
     continuing operations                 $21,882       $15,839     $(25,474)
   Preferred stock dividends                (1,630)       (1,974)      (2,193)
                                        --------------------------------------
   Numerator for basic and diluted
    earnings (loss) per share from
    continuing operations - income
     (loss) from continuing operations
      available to common stockholders     $20,252       $13,865     $(27,667)

Denominator:

   Denominator for basic earnings
    (loss) per share - weighted-
    average shares                      15,227,829    15,789,184   15,585,254

   Effect of dilutive securities:
       Stock options                        69,577         5,387            0
       Equity incentive plan               107,661       134,240            0
                                       --------------------------------------
   Dilutive potential common shares        177,238       139,627            0

   Denominator for diluted earnings
    (loss) per share - adjusted
    weighted-average shares and
    assumed conversions                 15,405,067    15,928,811   15,585,254

   Basic earnings (loss) per share
    from continuing operations               $1.33         $0.88       $(1.78)
   Diluted earnings (loss) per share
    from continuing operations               $1.32         $0.87       $(1.78)

The assumed conversion of preferred stock was anti-dilutive for all periods presented.



NOTE D:   ASSETS OF FINANCIAL SERVICES AND THE LIMITED-PURPOSE SUBSIDIARIES
---------------------------------------------------------------------------

FINANCIAL SERVICES

Mortgage loans held for sale consist of loans collateralized by first mortgages or first deeds of trust on single-family attached or detached houses. Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by trustee.

Mortgage loans held for sale were reported net of mortgage discounts/(premiums) of $658 and $871 at December 31, 1997 and 1996, respectively. Mortgage loans held for sale, which are generally sold within 90 days of being funded, mortgage-backed securities and notes receivable are pledged as collateral for certain short-term notes payable (see Note E).

The financial services segment serviced 62,000 and 83,000 loans with principal balances totaling $4.5 billion and $6.3 billion at December 31, 1997 and 1996, respectively, including loans subserviced for others of $1.3 billion in 1997 and $1.2 billion in 1996. As a mortgage servicer, the Company may incur risk with respect to mortgages that are delinquent or in foreclosure to the extent that losses are not covered by a mortgage insurer or guarantor. The Company has no risk in the event of foreclosure for loans subserviced for others. The reserve for potential losses on the servicing portfolio was $1,784 and $1,685, at December 31, 1997 and 1996, respectively. These reserves are established based on the current economic environment and historical experience for foreclosures and delinquencies.

LIMITED-PURPOSE SUBSIDIARIES

Collateral for bonds payable consists of notes receivable secured by mortgage-backed securities and mortgage loans, mortgage-backed securities, fixed-rate mortgage loans and funds held by trustee. Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on the collateral is remitted directly to a trustee and is available for payment on the bonds.

The components of collateral for bonds payable at December 31 are summarized as follows:

                                           1997             1996
-------------------------------------------------------------------

Notes receivable                         $40,409          $ 71,145
Mortgage-backed securities                81,089           113,567
Mortgage loans                             7,939            17,932
Funds held by trustee                     14,426            15,669
Mortgage discounts                        (1,560)           (3,870)
-------------------------------------------------------------------

          Total                         $142,303          $214,443
-------------------------------------------------------------------


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

The following is a consolidated summary of mortgage-backed securities classified as available-for-sale and held-to-maturity as of:

                                           Gross         Gross
                             Amortized   Unrealized    Unrealized
                               Cost        Gains        Losses    Fair Value
----------------------------------------------------------------------------

December 31, 1997
Available-for-sale           $ 50,453     $ 4,153         $17      $ 54,589
Held-to-maturity               76,229       5,761           0        81,990
                              ----------------------------------------------
   Total                     $126,682     $ 9,914         $17      $136,579
----------------------------------------------------------------------------
December 31, 1996
Available-for-sale           $ 64,018     $ 4,640         $43      $ 68,615
Held-to-maturity               90,886       5,925          17        96,794
                             -----------------------------------------------
   Total                     $154,904     $10,565         $60      $165,409
----------------------------------------------------------------------------



NOTE E:   FINANCIAL SERVICES SHORT-TERM NOTES PAYABLE
-----------------------------------------------------

Financial services had outstanding borrowings at December 31 as follows:

                                                 1997            1996
----------------------------------------------------------------------

Mortgage warehouse and working
   capital facility                          $191,352        $ 188,046
Repurchase agreements                          88,162           82,157
Revolving credit agreement                     53,542           55,447
Bond redemption financing agreement             7,576                0
----------------------------------------------------------------------

  Total outstanding borrowings               $340,632         $325,650
----------------------------------------------------------------------

During 1997, the Company amended its bank facility which provides up to $260 million for mortgage warehouse funding and $30 million for working capital advances and extended the maturity of the facility to June 2000. Warehouse advances are secured by mortgage loans held for sale, and working capital advances are secured by certain loan servicing rights and loan servicing advances. Borrowings outstanding under this bank facility totaling $191,352 at December 31, 1997, were collateralized by mortgage loans held for sale with outstanding principal balances of $159,358, servicing rights of $10,252 and certain loan servicing advances of $21,906. Borrowings outstanding under this bank facility totaling $188,046 at December 31, 1996, were collateralized by mortgage loans held for sale with outstanding principal balances of $161,735, servicing rights of $14,144 and certain loan servicing advances of $29,379. The effective interest rates on these borrowings were 3.0 percent, 3.1 percent and 4.1 percent for 1997, 1996 and 1995, respectively. The agreement contains certain financial covenants, which the Company met at December 31, 1997.

The repurchase agreements represent short-term borrowings that are collateralized by mortgage loans, mortgage-backed securities and investments in securities issued by one of the Company's limited-purpose subsidiaries with outstanding balances at December 31, 1997 and 1996, of $88,198 and $82,208, respectively, with related fair values of $91,806 and $85,660. As of December 31, 1997, $50 million of the Company's variable-rate short-term borrowings had been effectively converted by interest rate swap and collar agreements to fixed-rate borrowings. The notional amount of the swap and collar agreements will decline to $40 million and $30 million in 1998 and 1999, respectively. The effective interest rates on the repurchase agreements, including the effect of the interest rate swap and collar agreements, were 6.0 percent, 5.8 percent and 6.4 percent for 1997, 1996 and 1995, respectively.

The following table provides additional information relating to the mortgage loans and mortgage-backed securities collateralizing the repurchase agreements at December 31, 1997:

                                     ASSETS
                 --------------------------------------------------

                 Carrying   Accrued    Fair    Repurchase  Interest
Maturity          Value    Interest    Value    Liability    Rate
-------------------------------------------------------------------

31 to 90 days    $ 50,245    $ 409   $ 51,422     $ 48,945   6.45%
Demand             37,953      299     40,384       39,217   5.90%
                 --------------------------------------------------

  Total          $ 88,198    $ 708   $ 91,806     $ 88,162
-------------------------------------------------------------------


In October 1996, the Company renewed and extended its $100 million credit facility used to finance investment securities in the financial services segment. The agreement was extended to May 1998, bears interest at market rates and is collateralized by investment portfolio securities. Borrowings outstanding under this facility, totaling $53,542 and $55,447, were collateralized by investment portfolio securities with principal balances of $53,482 and $54,624 at December 31, 1997 and 1996, respectively. The fair values of the investment securities at December 31, 1997 and 1996 were $56,207 and $57,745, respectively.



The Company also has a $35 million credit agreement used for the short-term financing of optional bond redemptions. The agreement is collateralized by the security being redeemed and bears interest at market rates. The agreement was renewed for a one-year term in January 1998. At December 31, 1997,
outstanding borrowings were $7,576.   No borrowings were outstanding under
this agreement at December 31, 1996. The effective interest rates for this credit agreement during 1997, 1996 and 1995 were 6.5 percent, 6.0 percent and
6.5 percent, respectively.

The weighted-average interest rates at the end of the period on all short-term borrowings were 4.9 percent, 4.2 percent and 4.6 percent for 1997, 1996 and 1995, respectively. The weighted-average interest rates during the period on all short-term borrowings were 4.6 percent, 4.3 percent and 4.8 percent for 1997, 1996 and 1995, respectively.


NOTE F:   OFF BALANCE SHEET FINANCIAL INSTRUMENTS RELATED TO MORTGAGE LOAN
ORIGINATIONS
--------------------------------------------------------------------------

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

The contract or notional amounts of these financial instruments as of December 31 are as follows:

                                                 1997           1996
----------------------------------------------------------------------
Commitments to originate mortgage loans       $  29,765      $  28,821
Hedging contracts:
    Forward delivery contracts                $ 159,878      $ 138,560
    Options on futures contracts                      0          5,000

In addition, to protect against exposure to interest rate fluctuations on adjustable-rate mortgage-loan commitments, at December 31, 1997 and 1996, the Company contracted with various parties to deliver $24,440 and $30,004, respectively, in adjustable and fixed- rate mortgage loans for a specified price on primarily a best-efforts basis.

Commitments to originate mortgage loans represent loan commitments with customers at market rates up to 120 days before settlement. Loan commitments have no carrying value on the balance sheet. These commitments expose the Company to market risk as a result of increases in mortgage interest rates. The amount of risk is limited to the difference between the contract price and current market value, and is mitigated by fees collected from the customer and by the Company's hedging activities. Loan commitments had interest rates ranging from 6.5 percent to 10.3 percent as of December 31, 1997, and 6.8 percent to 9.3 percent as of December 31, 1996.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on mortgage loan commitments and mortgage loans held for sale. The selection of these hedging contracts is based upon the Company's secondary marketing strategy, which establishes a risk tolerance level. The major factors influencing the use of the various hedging contracts include general market conditions, interest rate, types of mortgages originated and the percentage of mortgage loan commitments expected to be funded. The market risk assumed, while holding the hedging contracts, generally mitigates the market risk associated with the mortgage loan commitments and mortgage loans held for sale.

The Company is exposed to credit related losses in the event of non-performance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting the credit standards of the Company and monitoring position limits.





NOTE G:    FAIR VALUES OF FINANCIAL INSTRUMENTS
-----------------------------------------------

The Company's financial instruments, both on and off the balance sheet, are held for purposes other than trading, except as noted. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated using present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including the discount rate and estimates of cash flows. In that regard, the derived fair-value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

The table below sets forth the carrying values and fair values of the Company's financial instruments, except for those financial instruments noted below for which the carrying values approximate fair values at the end of the year. It excludes non-financial instruments and, accordingly, the aggregate fair-value amounts presented do not represent the underlying value of the Company.

                                         1997                        1996
------------------------------------------------------------------------------
                               Carrying       Fair      Carrying       Fair
                                Value         Value      Value        Value
------------------------------------------------------------------------------
Homebuilding:
Liabilities
   Secured notes payable    $   2,221    $  2,221   $      1,517   $    1,517
   Senior notes               108,000     119,360        118,000      123,110
   Senior subordinated
    notes                     200,000     207,000        200,000      202,500

Financial Services:
Assets
   Mortgage loans held
     for sale                $199,857    $201,583    $   180,149   $  182,205
   Mortgage-backed
     securities, available-
      for-sale                 50,678      50,678         47,290       47,290
   Mortgage-backed
     securities, trading            0           0          3,287        3,287
   Notes receivable, whole
     loans and funds held by
     trustee                  102,334     110,339         92,931      100,206
Off-balance sheet
 financial instruments
   Forward delivery contracts       0        (196)           0            381
   Options on futures contracts     0           0            0            (29)
   Commitments to originate
     mortgage loans                 0         386            0            (92)
   Interest rate swaps and
     collars                        0        (146)           0              0
   Call right options               0       2,430            0          2,691

Other Assets:
   Collateral for bonds
     payable of the limited-
     purpose subsidiaries    $142,303    $152,133     $214,443       $227,067

Other Liabilities:
   Bonds payable of the
    limited-purpose
    subsidiaries             $136,865    $151,053     $206,891       $226,727

The Company used the following methods and assumptions in estimating fair values:

  Cash and cash equivalents, bank credit agreement, secured notes payable, loan servicing receivables,funds held by trustee and short-term notes payable: The carrying amounts reported in the balance sheet approximate fair values.

  Senior notes, senior subordinated notes, mortgage loans held for sale, mortgage-backed securities, notes receivable and whole loans, the various hedging contracts if settled on December 31, 1997 and 1996 and mortgage loan commitments: The fair values of these financial instruments are estimated based on quoted market prices for similar financial instruments.

  Call right options: In estimating the fair value, independent mortgage prepayment forecasts were used to estimate mortgage collateral balances at the dates when the call rights would be exercisable. Based on December 31, 1997 and 1996 collateral prices the implied net gains that could be realized upon exercise of the options and sale of the mortgage collateral were estimated. These net gains were then discounted using a current long-term market interest rate. This fair value is significantly affected by the assumptions used and cannot be substantiated by comparisons to independent markets.


NOTE H:   LIMITED-PURPOSE SUBSIDIARIES' BONDS PAYABLE
-----------------------------------------------------

The Company's limited-purpose subsidiaries are no longer issuing mortgage-backed bonds and mortgage-participation securities. Previously, they issued mortgage-backed bonds, and the Company retained residual interests in some of these bonds. Payments are made on the bonds on a periodic basis as a result of, and in amounts relating to, corresponding payments received on the underlying mortgage collateral.

The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

                                            1997               1996
-------------------------------------------------------------------------

Bonds payable, net of
   discounts: 1997-$3,795;
   1996-$4,779                           $136,865             $206,891
Range of interest rates                7.25%-12.625%        7.25%-12.625%
Stated maturities                        2006-2019            2006-2019
-------------------------------------------------------------------------


NOTE I:   LONG-TERM DEBT
------------------------
Long-term debt consists of the following:

December 31,                                1997          1996
----------------------------------------------------------------

Bank credit agreement                   $      0       $  34,000
Senior subordinated notes                200,000         200,000
Senior notes                             108,000         118,000
Other                                      2,221           2,267
                                       -------------------------
                                         310,221         354,267
Less current portion                      (1,572)        (10,255)
                                       -------------------------
                                       $ 308,649       $ 344,012
----------------------------------------------------------------


The Company has an unsecured credit agreement with a group of banks, which matures in July 2000, with a total borrowing capacity of $300 million. Borrowings under this agreement bear interest at variable short-term rates. The effective interest rates for 1997, 1996 and 1995 were 7.1 percent, 7.1 percent and 8.0 percent, respectively.

The Company has $100 million of 10.5% senior subordinated notes outstanding, due July 15, 2002, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after July 15, 1997. The Company also has $100 million of 9.625% senior subordinated notes, due 2004, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after December 1, 2000. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

The Company has $100 million of 10.5% senior notes due 2006, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after July 1, 2001. At December 31, 1997, the Company also has $8 million of senior notes bearing a fixed rate of 10.5% which mature in 2000. Senior notes amounting to $10 million matured and were paid off in 1997.

 Maturities of long-term debt for each of the next five years are as follows:
-----------------------------------------------------------------------------
    1998                                               $ 1,572
    1999                                                   180
    2000                                                 8,180
    2001                                                   180
    2002                                               100,109


The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. Under the loan covenants, the Company has $35.1 million of retained earnings available for dividends at December 31, 1997. At December 31, 1997, the Company is in compliance with its covenants.


NOTE J:   INCOME TAXES
----------------------

The Company's expense (benefit) for income taxes relating to earnings (loss) from continuing operations is summarized as follows:

                                        1997        1996         1995
-----------------------------------------------------------------------

Current:
Federal                            $   14,931    $    954   $   (1,257)
State                                   3,167         203         (266)
                                      ---------------------------------
Total current                          18,098       1,157       (1,523)
                                      ---------------------------------

Deferred:
Federal                                (2,896)      7,756      (12,754)
State                                    (614)      1,645       (2,706)
                                      ---------------------------------
Total deferred                         (3,510)      9,401      (15,460)
                                      ---------------------------------
Total expense (benefit)            $   14,588     $10,558    $ (16,983)
-----------------------------------------------------------------------

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

A reconciliation between the total income tax expense (benefit) and the income tax expense (benefit) computed by applying the statutory federal income tax rate to earnings (loss) from continuing operations before income taxes is as follows:

                                      1997          1996          1995
------------------------------------------------------------------------

Computed income taxes at
  statutory rate (35%)           $    12,765      $ 9,239      $(14,860)
  Applicable state taxes               1,659        1,201        (1,932)
  Goodwill amortization                  408          408           408
  RSOP dividend                         (458)        (431)         (401)
  Other, net                             214          141          (198)
                                      ----------------------------------

Total actual income
 tax expense (benefit)           $    14,588     $ 10,558      $(16,983)
------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:
                                                         1997           1996
-----------------------------------------------------------------------------

Deferred tax assets:
  Inventory valuation provisions and
    operational reserves                             $  25,786       $ 26,301
  Employee benefit plans                                 6,954          4,743
  Capitalization of costs to inventory                   7,775          5,910
  Other                                                  2,383          3,192
                                                       -----------------------
Total deferred tax assets                               42,898         40,146
                                                       -----------------------

Deferred tax liabilities:
  Gross profit from sales reported
     on the installment method                          (3,404)        (4,339)
  Unrealized market gain                                  (475)        (1,135)
  Other                                                 (3,255)        (2,866)
                                                      ------------------------

 Total deferred tax liabilities                         (7,134)        (8,340)
                                                      ------------------------

 Net deferred tax asset                              $  35,764        $ 31,806
------------------------------------------------------------------------------


The Company has determined that no valuation allowance for the deferred tax asset is necessary due to tax carrybacks, tax planning strategies and estimated future taxable earnings. The Company had a current tax liability of $7,608 and a current tax asset of $3,761 as of December 31, 1997 and 1996, respectively.


NOTE K:  DISCONTINUED OPERATIONS
--------------------------------

On June 30, 1995, pursuant to an Asset Purchase Agreement dated April 10, 1995, the Company completed the sale of its institutional mortgage-securities administration business for a purchase price of $47 million in cash. The Company's institutional mortgage-securities administration business included master servicing, securities administration, investor information services, and tax calculation and reporting. The results for this business include the net gain on the sale of the business of $19.5 million (net of taxes of $13.0 million)and have been reported as discontinued operations in the accompanying consolidated statements of earnings.

There were no operating results from the discontinued business for the second half of 1995 as the sale occurred in the second quarter. Revenues from operations of the discontinued business were $11.4 million for 1995. Net earnings from operations of the discontinued business excluding the gain on the sale were $3.3 million (net of taxes of $2.2 million) for 1995.


NOTE L:   INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES
---------------------------------------------------------------------

The Company participates in homebuilding joint ventures. Summarized financial information for all joint-venture entities accounted for under the equity method is as follows:

Statements of Earnings

Year ended December 31,          1997         1996         1995
------------------------------------------------------------------

Revenues                     $   4,402     $  1,122     $  23,045
Expenses                        21,850        4,867        22,181
                             -------------------------------------

Pretax earnings (loss)       $ (17,448)    $ (3,745)    $     864
                             -------------------------------------

The Company's share of
  pretax earnings (loss),
  net of reserve             $    (942)    $    120     $  (6,594)
------------------------------------------------------------------




Balance Sheets

December 31,                                    1997       1996
----------------------------------------------------------------

Assets:
 Housing inventories                        $  1,753    $ 14,149
 Other assets                                  2,291       3,905
                                              ------------------
   Total assets                             $  4,044    $ 18,054
----------------------------------------------------------------

Liabilities and Partners' Equity:
 Debt                                       $      0    $ 11,055
 Other liabilities                             1,319       4,891
 Due to the Company                              197       5,867
                                              ------------------

  Total liabilities                            1,516      21,813
                                              ------------------

 The Company's equity                          2,010      (4,420)
 Other partners' equity                          518         661
                                              -------------------
  Total equity                                 2,528      (3,759)
                                              -------------------

    Total liabilities and equity             $ 4,044     $18,054
-----------------------------------------------------------------

The Company's share of operating results is not in proportion to its ownership interest. The joint-venture pretax losses for 1997 and 1996 reflected in the above table include losses related to sales of assets that were reserved for by the Company in 1995 and earlier years. The Company's share of pretax earnings (loss) reflected in the above table for 1995 included a charge to earnings of $7,000 in 1995 related to joint-venture investments in the Mid-Atlantic region.

The joint ventures primarily use non-recourse financing arrangements collateralized by joint-venture land and improvements.


NOTE M:  STOCKHOLDERS' EQUITY
-----------------------------

Preferred Stock

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable convertible preferred stock, par value $1.00, to the RSOP Trust for $31.5625 per share, or an aggregate purchase price of approximately $40,000.

Each share of preferred stock pays an annual cumulative dividend of $2.21. During 1997, 1996 and 1995, the Company paid $1,630, $1,974 and $2,193, respectively, in dividends on the preferred stock. Each share of preferred stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the preferred stock generally vote together with the common stockholders on all matters.

Under the RSOP Trust, at the option of the trustee, the Company may be obligated to redeem the preferred stock to satisfy distribution obligations to or investment elections of participants. For purposes of these redemptions, the value of each share of preferred stock is determined monthly by an independent appraiser, with a minimum guaranteed value of $25.25 per share. The Company may issue common stock to satisfy this redemption obligation, with any excess redemption price to be paid in cash. At December 31, 1997 and 1996, the maximum cash obligation for such redemptions was shown outside of stockholders' equity as part of other liabilities. This obligation is calculated assuming that all preferred shares outstanding were submitted for redemption.

Based upon the appraised value of each share of preferred stock ($38.6875 and $25.50) and the market value of each share of common stock ($23.50 and $13.625) at December 31, 1997 and 1996, respectively, and the application in 1996 of a proportionate amount of the note due from the RSOP Trust, the redemption obligation at December 31, 1997 and 1996 was $7,618 and $3,981, respectively. During 1997 and 1996, 110,027 and 81,356 shares of preferred stock, respectively, were converted into shares of common stock. In addition during 1997, 248,881 shares of preferred stock were retired (See Note N).

Common Share Purchase Rights

In 1996, the Company adopted a new shareholder rights plan which replaced the original plan dated December 17, 1986. Under the new plan, the Company distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $70. The rights become exercisable 10 business days after any party acquires or announces an offer to acquire 20 percent or more of the Company's common stock. The rights expire January 13, 2007, and are redeemable at $0.01 per right at any time before 10 business days following the time that any party acquires 20 percent or more of the Company's common stock.

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


NOTE N:   EMPLOYEE INCENTIVE AND STOCK PLANS
--------------------------------------------


Retirement Savings Opportunity Plan (RSOP)

In 1989, the Company established a retirement and employee stock ownership plan that purchased shares of preferred stock from the Company. The purchase of preferred stock by the plan was financed by a loan from the Company in the amount of $40,000. The interest rate on the loan was 9.99% and through September, 1997, the loan was being repaid by the plan through dividends received on the preferred stock and Company contributions. On October 1, 1997, the Company purchased 248,881 shares of preferred stock at fair market value from the plan representing preferred shares that secured the loan and had not been released for allocation to participant's accounts. The plan used the proceeds to payoff the related loan balance and the Company retired the preferred shares. The RSOP Trust incurred interest on the loan in 1997, 1996 and 1995 of $930, $1,794 and $2,229, respectively. As of December 31, 1997, 501,605 shares of preferred stock are allocated to participant's accounts. Beginning January 1, 1998, participants will no longer receive preferred stock in connection with Company matching contributions to their accounts.




All full-time employees are eligible to participate in the RSOP the first pay period of the quarter following 30 days of employment. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Compensation expense reflects the Company's matching contributions of the employee 401(k) contributions. Total compensation expense amounted to $4,039, $5,230 and $4,695 in 1997, 1996 and 1995, respectively.

Equity Incentive Plan and Other Related Plans

The Company's 1992 Equity Incentive Plan permits the Company to provide equity incentives in the form of stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards to employees. Under the Company's 1992 Equity Incentive Plan, options are granted to purchase shares at prices not less than the fair-market value of the shares at the date of grant. The options are exercisable at various dates over one- to 10-year periods. Stock options granted during 1997 generally have a maximum term of 10 years and vest over three years. At the beginning of each year, 2 1/2 percent of the number of common shares outstanding at the beginning of the year are authorized for grants of options and other equity instruments.

Under the Company's Non-Employee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair market value of the shares at the date of grant. A maximum of 100,000 shares of common stock has been reserved for issuance under this plan.

The following is a summary of the transactions relating to all stock option plans for each year ended December 31:

                          1997               1996              1995
----------------------------------------------------------------------
                                  Weighted-          Weighted-
                                  Average            Average
                                  Exercise           Exercise
                        Shares     Price    Shares    Price    Shares
----------------------------------------------------------------------
Options outstanding
  beginning of year  1,783,738   $ 16.70  1,545,700 $ 17.44  1,262,599
   Granted             619,500     13.49    539,500   14.85    620,270
   Exercised          (211,110)    16.33     (4,950)  15.00    (47,600)
   Forfeited          (252,068)    16.47   (211,362)  16.27   (289,569)
   Expired              (7,500)    26.00    (85,150)  19.48          0
   --------------------------------------------------------------------
Options outstanding
  end of year        1,932,560     15.71  1,783,738   16.70  1,545,700
Available for future
  grant                478,309              561,715            530,729
-----------------------------------------------------------------------
Total shares
  reserved           2,410,869            2,345,453          2,076,429
-----------------------------------------------------------------------
Options exercisable
 at December 31        966,065     17.39    923,119   18.16    701,262
-----------------------------------------------------------------------

Prices related to
options exercised
during the year       $13.50-$20.75          $15.00      $10.94-$15.25
-----------------------------------------------------------------------

Exercise prices related to options outstanding on December 31, 1997, ranged from $11.50 to $24.13. The weighted-average remaining contractual life for options outstanding on December 31, 1997, is approximately 7.6 years.




The Company has adopted the disclosure-only provisions of FASB 123. Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997,1996 and 1995 consistent with the provisions of FASB 123, the Company's net earnings (loss) and net earnings (loss) per share would have been reduced to the pro-forma amounts indicated in the following table:

                                           1997         1996        1995
---------------------------------------------------------------------------
Net earnings (loss)- as reported          $21,882      $15,839     $(2,618)
Net earnings (loss)- pro forma            $20,808      $15,154     $(3,058)

Basic net earnings (loss) per share
   - as reported                          $  1.33      $  0.88     $ (0.31)
Basic net earnings (loss) per share
   - pro forma                            $  1.26      $  0.83     $ (0.34)
Diluted net earnings (loss) per share
   - as reported                          $  1.32      $  0.87     $ (0.31)
Diluted net earnings (loss) per share
   - pro forma                            $  1.25      $  0.83     $ (0.34)

For 1996 and 1995, the pro-forma effect on net earnings (loss) and net earnings (loss) per share may not be representative of the pro-forma effect on net earnings (loss) and earnings (loss) per share in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: a risk-free interest rate of 6.3%, 5.6% and 7.6%; an expected volatility factor for the market price of the Company's common stock of 34%; a dividend yield of 1.2%, 4.0% and 4.0%; and an expected life of 5 years, 6 years and 6 years. The weighted-average fair value as of the grant date for options granted in 1997, 1996 and 1995 was $4.90, $4.07 and $4.55, respectively.

In November 1993, the Company entered into a stock unit agreement with an officer, pursuant to the Equity Incentive Plan. The Company granted the officer 75,000 stock units. Each stock unit is payable in one share of the Company's common stock. The units vest in increments of 15,000 units for five years beginning November 1, 1994. In January 1997, the Company granted the officer 45,000 additional stock units that vest and are payable in the amount of 15,000 and 30,000 shares of common stock on November 1, 1999 and 2000, respectively. The Company recognizes compensation expense related to these agreements over the vesting period, valued at the market price of the Company's common stock on the vesting date. For 1997, 1996 and 1995, the Company recognized compensation expense of $325, $198 and $267, respectively, related to these agreements.


NOTE O:   COMMITMENTS AND CONTINGENCIES
---------------------------------------

Commitments

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. As of December 31, 1997, the Company had deposits and letters of credit outstanding of $29,769 for options and land purchase contracts having a total purchase price of $310,777.

Rent expense primarily relates to office facilities, model home furniture and equipment. Total rent expense amounted to $10,634, $10,191 and $11,681 for the years ended December 31, 1997, 1996 and 1995, respectively. Future minimum rental commitments under non-cancelable leases with remaining terms in excess of one year are as follows:


        1998                                   $   6,015
        1999                                       5,634
        2000                                       4,693
        2001                                       3,758
        2002                                       1,625
        After 2002                                    91
                                                  ------
        Total lease commitments                 $ 21,816

Contingencies

Contingent liabilities may arise from the obligations incurred in the ordinary course of business, or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. Total development bonds at December 31, 1997, were $157,634, and total letters of credit at December 31, 1997, were $8,199.

In 1995, one current and two former officers of Ryland Mortgage Company ("RMC") were notified that they were targets of a federal grand jury investigation concerning alleged misappropriation of funds from the Resolution Trust Corporation ("RTC") for activities during 1993. Subsequently, a federal grand jury in Jacksonville, Florida returned indictments against RMC and the three individuals. The indictments charge that RMC, acting through the three individuals, conspired to defraud approximately $3.5 million from the RTC in connection with the reconciliation of payments and disbursements handled by RMC in its capacity as a servicer for certain mortgage servicing contracts with the RTC. The prosecuting assistant United States attorney indicated that the Company is responsible for restitution of the amount allegedly defrauded and, if convicted on all counts, RMC could receive fines of a significant but undetermined amount. RMC intends to vigorously defend the allegations contained in the indictment. No prediction can be made at this time regarding the results of the indictment or whether any civil action against the Company may be initiated by the RTC or its successor.

The Company is party to various other legal proceedings generally incidental to its businesses. Based on evaluation of these other matters and discussions with counsel, management believes that liabilities to the Company arising from these other matters will not have a material adverse effect on the financial condition of the Company.


The Ryland Group, Inc. and Subsidiaries
REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
The Ryland Group, Inc.


We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note A to the financial statements, in the fourth quarter of 1995, the Company changed its method of accounting for impairment of long-lived assets in accordance with the adoption of FASB No. 121.


                                               ERNST & YOUNG LLP





Baltimore, Maryland
January 29, 1998


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






MICHAEL D. MANGAN

Michael D. Mangan
Executive Vice President
Chief Financial Officer





STEPHEN B. COOK

Stephen B. Cook
Vice President
Corporate Controller and
Chief Accounting Officer


The Ryland Group, Inc. and Subsidiaries
                              QUARTERLY FINANCIAL DATA


(amounts in thousands, except per share data)
   unaudited                                       1997
                                      ------------------------------
Quarter Ended                         Dec. 31               Sept. 30
--------------------------------------------------------------------

Consolidated Results:

   Revenues                     $     499,062          $      421,604
   Earnings before taxes               15,891                  11,235
   Income tax expense                   6,356                   4,494
                                 ------------            ------------
Net earnings                    $       9,535                   6,741


Basic net earnings per
  common share (1)              $        0.64          $         0.42
Diluted net earnings per
  common share                  $        0.62          $         0.41
Weighted average common
  shares outstanding
    Basic                              14,433                  14,916
    Diluted                            15,317                  15,907
---------------------------------------------------------------------
(1) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128 "Earnings Per Share." For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements beginning on page 30.



The Ryland Group, Inc. and Subsidiaries
                              QUARTERLY FINANCIAL DATA


(amounts in thousands, except per share data)
   unaudited                                       1997
                                      ------------------------------
Quarter Ended                         June 30                March 31
--------------------------------------------------------------------

Consolidated Results:

   Revenues                     $     399,620          $    329,520
   Earnings before taxes                6,451                 2,893
   Income tax expense                   2,581                 1,157
                                 ------------            ----------
Net earnings                    $       3,870                 1,736


Basic net earnings per
  common share (1)              $        0.22          $       0.08
Diluted net earnings per
  common share                  $        0.22          $       0.08
Weighted average common
  shares outstanding
    Basic                              15,684                15,878
    Diluted                            15,772                16,001
-------------------------------------------------------------------
(1) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128 "Earnings Per Share." For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements beginning on page 30.



The Ryland Group, Inc. and Subsidiaries
                              QUARTERLY FINANCIAL DATA


(amounts in thousands, except per share data)
   unaudited                                      1996
                                      ------------------------------
Quarter Ended                         Dec. 31               Sept.30
--------------------------------------------------------------------

Consolidated Results:

   Revenues                     $     436,041          $    402,458
   Earnings before taxes                8,325                 7,462
   Income tax expense                   3,329                 2,985
                                 ------------            ----------
Net earnings                    $       4,996                 4,477


Basic net earnings per
  common share (1)              $        0.29          $       0.25
Diluted net earnings per
  common share                  $        0.28          $       0.25
Weighted average common
  shares outstanding
    Basic                              15,834                15,807
    Diluted                            15,950                15,935
-------------------------------------------------------------------
(1) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128 "Earnings Per Share." For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements beginning on page 30.



The Ryland Group, Inc. and Subsidiaries
                              QUARTERLY FINANCIAL DATA


(amounts in thousands, except per share data)
   unaudited                                      1996
                                      ------------------------------
Quarter Ended                         June 30                March 31
--------------------------------------------------------------------

Consolidated Results:

   Revenues                     $     414,254          $    327,433
   Earnings before taxes                9,045                 1,565
   Income tax expense                   3,618                   626
                                 ------------            ----------
Net earnings                    $       5,427                   939


Basic net earnings per
  common share (1)              $        0.31          $       0.03
Diluted net earnings per
  common share                  $        0.31          $       0.03
Weighted average common
  shares outstanding
    Basic                              15,787                15,728
    Diluted                            16,868                15,924
-------------------------------------------------------------------
(1) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128 "Earnings Per Share." For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements beginning on page 30.


COMMON STOCK PRICE AND DIVIDENDS


The Ryland Group, Inc. lists its common shares on the New York Stock Exchange, trading under the symbol RYL. The table below presents the high and low market prices and dividend information for the Company. The number of common stockholders of record as of February 18, 1998, was 1,764. (See Note I for dividend restrictions)

                                                            Dividends
                                                             Declared
1997                      High                Low           Per Share
---------------------------------------------------------------------



First quarter      $    14            $      11 3/4       $     0.15
Second quarter          14 1/8               11 3/8             0.04
Third quarter           18 1/2               13 3/4             0.04
Fourth quarter          24 7/8               17 5/8             0.04



                     COMMON STOCK PRICE AND DIVIDENDS


The Ryland Group, Inc. lists its common shares on the New York Stock Exchange, trading under the symbol RYL. The table below presents the high and low market prices and dividend information for the Company. The number of common stockholders of record as of February 18, 1998, was 1,764. (See Note I for dividend restrictions)

                                                            Dividends
                                                             Declared
1996                      High                Low           Per Share
---------------------------------------------------------------------



First quarter      $    16 3/8        $      14 1/8       $     0.15
Second quarter          16 7/8               13 5/8             0.15
Third quarter           15 3/8               13 1/2             0.15
Fourth quarter          15 1/4               11 1/4             0.15