Form 10-K, Exhibit 13
period 1998-12-31
RYLAND GROUP INC
filed 1999-03-10
CIK 85974

THE RYLAND GROUP, INC. & SUBSIDIARIES
Selected Financial Data


(dollar amounts in millions, except unit and per share data) unaudited
-----------------------------------------------------------------------------
                                         1998    1997    1996    1995    1994
-----------------------------------------------------------------------------
ANNUAL RESULTS:
Revenues
 Homebuilding                          $1,695  $1,557  $1,473  $1,458  $1,443
 Financial services and limited-
  purpose subsidiaries                     70      93     107     127     176
                                      ---------------------------------------
     Total                              1,765   1,650   1,580   1,585   1,619

Cost of sales - homebuilding (1)        1,429   1,346   1,277   1,325   1,262
Selling, general and administrative
  expenses                                216     211     203     211     225
Interest expense                           45      57      74      91     105
                                      ---------------------------------------
Earnings (loss) from continuing
  operations before taxes                  75      36      26     (42)     27
Tax expense (benefit)                      32      14      10     (17)     11
                                      ---------------------------------------
Net earnings (loss) from continuing
  operations before extraordinary
  item and cumulative effect of
  accounting change                        43      22      16     (25)     16
Discontinued operations, net of
  taxes (2)                                 0       0       0      22       6
Extraordinary item, extinguishment
  of debt (3)                              (3)      0       0       0       0
Cumulative effect of accounting
  change, net of taxes (4)                  0       0       0       0       2
                                      ---------------------------------------
Net earnings (loss)                    $   40   $  22   $  16  $   (3) $   24

                                      ---------------------------------------

YEAR-END POSITION:

Assets
   Housing inventories                 $  642   $ 555   $ 575  $  538  $  600
   Mortgage loans held-for-sale           159     200     180     285     215
   Mortgage-backed securities
     and notes receivable                 112     153     144     113     171
   Collateral for bonds payable
     of limited-purpose subsidiaries       92     142     214     375     459
   Other assets                           210     233     226     270     259
                                       --------------------------------------
      Total assets                     $1,215  $1,283  $1,339  $1,581  $1,704
                                       --------------------------------------
Liabilities
   Long-term debt                      $  308  $  310  $  354  $  397  $  409
   Short-term notes payable               223     341     326     367     378
   Bonds payable of limited-
     purpose subsidiaries                  88     137     207     365     447
   Other liabilities                      250     190     142     151     158
                                       --------------------------------------
     Total liabilities                 $  869  $  978  $1,029  $1,280  $1,392
                                       --------------------------------------
Stockholders'equity                    $  346  $  305  $  310  $  301  $  312
                                       --------------------------------------
PER COMMON SHARE DATA:

Basic
 Net earnings (loss) from
  continuing operations before
  extraordinary item and
  cumulative effect of accounting
  change                               $ 2.90  $ 1.33  $ 0.88  $(1.78) $ 0.91
 Net earnings (loss)                   $ 2.67  $ 1.33  $ 0.88  $(0.31) $ 1.43
Diluted
 Net earnings (loss) from
  continuing operations before
  extraordinary item and
  cumulative effect of accounting
  change                               $ 2.79  $  1.32 $ 0.87  $(1.78) $ 0.90
 Net earnings (loss)                   $ 2.58  $  1.32 $ 0.87  $(0.31) $ 1.42

Dividends declared                     $ 0.16  $  0.27 $ 0.60  $ 0.60  $ 0.60
Stockholders'equity                    $22.83  $ 20.31 $19.00  $18.69  $19.56
-----------------------------------------------------------------------------
(1) 1995 reflects a $45 million pretax charges related to homebuilding inventories and investments in unconsolidated joint ventures.
(2) The Company sold its institutional mortgage-securities administration business in the second quarter of 1995. 1995 results from discontinued operations include the second-quarter gain on the sale and the results of operations for the first half of 1995.
(3) The Company reported an extraordinary after-tax charge of $3.3 million in 1998 related to a loss on the early extinguishment of debt.
(4) The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

THE COMPANY

Operations of The Ryland Group, Inc. and subsidiaries (the "Company") consist of two business segments: homebuilding and financial services. The Company's homebuilding segment constructs and sells single-family attached and detached homes in 21 markets in 14 states. The financial services segment provides mortgage-related products and services for retail customers and conducts investment activities.

RESULTS OF OPERATIONS
CONSOLIDATED
The Company reported consolidated net earnings from operations (before extraordinary item) of $43.6 million, or $2.90 per share, for 1998, compared with consolidated net earnings of $21.9 million, or $1.33 per share, for 1997, and consolidated net earnings of $15.8 million, or $.88 per share, for 1996.

The homebuilding segment reported pretax earnings of $80.1 million for 1998, compared with pretax earnings of $35.2 million for 1997 and pretax earnings of $22.6 million for 1996. Homebuilding results in 1998 increased from 1997 primarily due to higher gross profit margins combined with increased closings and lower interest expense. Homebuilding results in 1997 increased from 1996 primarily due to higher gross profit margins combined with lower interest expense.

The financial services segment reported pretax earnings of $11.8 million for 1998, compared with $15.6 million for 1997 and $15.8 million for 1996. The decrease in 1998 from 1997 was primarily attributable to the significant reduction in the Company's loan-servicing operations due to portfolio sales in 1997 and the first quarter of 1998.

Corporate expenses represent the costs of corporate functions, which support the business segments. Corporate expenses of $16.7 million for 1998 and $14.3 million for 1997, were up $2.4 million and $2.2 million, respectively, from the prior year levels primarily due to increases in incentive compensation attributable to the higher earnings levels in 1998 and 1997, respectively.

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

EXTRAORDINARY ITEM

In the third quarter of 1998, the Company recognized an extraordinary loss of $3.3 million (net of taxes of $2.2 million), or $.23 per share. The loss was recorded in connection with the redemption on July 15, 1998 of $100 million of
10.5 percent senior subordinated notes due 2002. The redemption of the notes was at the stated call price of 103.9 percent of par and was funded by the April 1998 issuance of lower cost debt. Net earnings for the year 1998 after the extraordinary item were $40.3 million, or $2.67 per share, versus $1.33 per share for 1997.

HOMEBUILDING SEGMENT

Results of operations for the homebuilding segment are summarized as follows (amounts in thousands, except average closing price):


                             1998            1997          1996
----------------------------------------------------------------
Revenues
   Home sales           $1,664,267     $1,527,107     $1,456,634
   Land sales               30,238         30,219         16,641
                         ---------      ---------      ---------
   Total                 1,694,505      1,557,326      1,473,275

Gross profit               265,742        211,185        196,398

Selling, general and
 administrative expenses   168,004        152,071        146,285

Interest expense            17,681         23,964         27,517
                         ---------      ---------      ---------

Homebuilding pretax
 earnings              $    80,057     $   35,150     $   22,596
                         ---------      ---------      ---------
                         ---------      ---------      ---------

Average closing price  $   185,000     $  182,000     $  174,000


Homebuilding revenues increased 9 percent in 1998, compared with 1997, due to a 7 percent increase in closings and an increase in the average closing price. The increase in closings in 1998 was due to the higher backlog at the beginning of the year and the increase in homes sold during the year. Homebuilding revenues increased 6 percent in 1997, compared with 1996, primarily due to an $8,000 increase in the average closing price and increased revenues from land sales, which more than offset the slight decline in closings. The increase in average closing price in 1997 was primarily due to increased closings in the Company's higher priced markets. Homebuilding results included pretax gains from land sales of $1.2 million in 1998, $4.8 million in 1997 and $3.7 million in 1996.

Gross profit margins from home sales averaged 15.9 percent for the year 1998, a significant increase from 13.5 percent for 1997 and 13.2 percent for 1996. The improvement was primarily due to increased closings from newer communities which have better land positions and a more cost-effective product. Sales price increases in excess of increases in direct construction costs have also contributed to improved margins. Company initiatives to reduce direct construction costs have helped to limit increases in these costs.

Selling, general and administrative expenses as a percent of revenues were 9.9 percent for 1998, 9.8 percent for 1997 and 9.9 percent for 1996, basically flat as a percentage of revenues. Total selling, general and administrative expenses increased in 1998 and 1997 primarily due to higher selling costs associated with increased closings and higher incentive compensation expense as a result of improved earnings. Interest expense decreased $6.3 million, or 26 percent in 1998 due to lower average homebuilding borrowings, lower effective rates paid on borrowings and an increase in the amount of interest capitalized due to an increase in land under development. The lower effective rate on borrowings was primarily due to the Company's issuance of lower cost long-term debt combined with the early redemption of higher cost debt. Interest expense decreased in 1997 due to a decrease in average homebuilding borrowings primarily attributable to a decline in average homebuilding inventories.

HOMEBUILDING OPERATIONAL DATA

                      New Orders (Units)             Closings (Units)
                                         %                           %
                   1998      1997     Change    1998      1997    Change
                   ----      ----     -------    ----      ----   -------
Mid-Atlantic      1,083     1,256      (14)     1,060     1,243      (15)

Midwest           1,693     1,509       12      1,610     1,372       17

Southeast         2,126     1,792       19      1,910     1,653       16

Southwest         2,079     2,027        3      1,967     1,716       15

West              2,449     2,410        2      2,447     2,393        2
                  -----     -----       --      -----     -----       --
  Total           9,430     8,994        5      8,994     8,377        7




                   Outstanding Contracts             Outstanding Contracts
                     December 31, 1998                 December 31, 1997
                     -----------------                 -----------------
                                 Dollars                    Dollars
                          %        in      Average             in     Average
               Units   Change   Millions    Price   Units   Millions   Price
               -----   ------   --------    -----   -----   --------   -----

Mid-Atlantic     406     6        $ 87    $215,000    383     $ 81   $212,000
Midwest          689    14         126     183,000    606      106    174,000
Southeast      1,057    66         192     182,000    637      117    183,000
Southwest        757    17         120     158,000    645       95    148,000
West             543     0         128     235,000    541      110    203,000
               -----    --         ---     -------  -----      ---    -------
  Total        3,452    23        $653    $189,000  2,812     $509   $181,000


New orders increased 5 percent in 1998 compared with 1997 with increases in all regions except the Mid-Atlantic. The largest increases in new orders were in the Southeast and Midwest regions where growth occurred in both new and existing markets. In the West region, sales were relatively flat due to strong sales in California in 1997 and early 1998 which reduced the number of communities currently open for sales. The Company is opening new communities in California and expects increased sales in 1999. The decline in the Mid-Atlantic reflects the Company's reduced investment in those markets.

On October 30, 1998, the Company completed the acquisition of The Regency Organization ("Regency"), a privately held homebuilder with operations in Pasco, Hernando and Citrus Counties, Florida, immediately north of the Company's existing Tampa Bay operations. Regency's operational focus has been primarily on age-restricted and active-adult retirement communities. The acquisition affords the Company the opportunity to gain market share in a rapidly growing area of Florida and an immediate presence in the Florida retirement market. The Company purchased Regency and retired Regency's indebtedness for a total cash investment of approximately $18 million.
Results of Regency's operations have been included in the Company's results from the date of acquisition. The Company anticipates that this acquisition could add approximately 350-400 closings to its results for 1999 at sales prices ranging from $90-$150 thousand.

As of December 31, 1998, the Company had outstanding contracts for 3,452 units, an increase of 23 percent from year-end 1997 due to the increase in new orders during the year and the acquisition of Regency. Outstanding contracts represent the Company's backlog of sold but not closed homes, which generally are built and closed, subject to cancellation, over the next two quarters. The $653 million value of outstanding contracts increased 28 percent from year-end 1997.

FINANCIAL SERVICES SEGMENT

Revenues and expenses of the Company's financial services segment are summarized as follows (amounts in thousands):

                                          1998          1997         1996
-------------------------------------------------------------------------
Retail revenues:
  Interest and
    net origination fees               $ 7,524       $ 7,651      $13,210
  Gains on sales of mortgages
    and servicing rights                22,667        21,968       15,543
  Loan servicing                         7,675        24,464       29,684
  Title/escrow                           8,723         6,394        5,733
                                        ------        ------       ------
       Total retail revenues            46,589        60,477       64,170

Revenues from investment
    operations                          13,796        16,452       15,354
                                        ------        ------       ------

Total revenues                         $60,385       $76,929      $79,524

Expenses:
 General and administrative             32,023        43,454       44,723
 Interest                               16,574        17,890       18,954
                                        ------        ------       ------
Total expenses                          48,597        61,344       63,677

Pretax earnings                        $11,788       $15,585      $15,847
                                        ------        ------       ------
                                        ------        ------       ------

Pretax earnings by line of business were as follows (amounts in thousands):

                                          1998          1997         1996
-------------------------------------------------------------------------
Retail                                 $ 7,915       $10,093      $ 9,539
Investments                              3,873         5,492        6,308
                                        ------        ------        -----
   Total                               $11,788       $15,585      $15,847
                                        ------        ------       ------
                                        ------        ------       ------

OPERATIONAL DATA:
                                          1998          1997         1996
-------------------------------------------------------------------------
Retail operations:
Originations
  Number of mortgage originations        8,412         7,248       11,161
  Dollars (in millions)                 $1,200        $1,005       $1,466
Percent of total originations
 from Ryland Homes                         70%           66%          47%

Investment operations:
Portfolio average
balance (in millions)                   $  139        $  153       $  123

Revenues and general and administrative expenses for the financial services segment decreased significantly for the year ended December 31, 1998 compared with 1997. The decreases were primarily due to the decline in loan servicing operations related to loan servicing portfolio sales in 1997 and the first quarter of 1998. Interest expense decreased 7.4 percent for the year ended December 31, 1998, compared with 1997, primarily due to a decrease in the warehouse holding period for mortgage loans before they are sold in the secondary market. Revenues for the financial services segment decreased in 1997 compared with the same period of 1996 due to fewer mortgage loan originations and lower loan servicing revenues which were partially offset by higher gains on sales of mortgages and servicing rights. Loan servicing revenues declined as a result of a lower portfolio balance and changes in the portfolio product mix. The decline in interest expense for 1997 was directly related to the reduced warehouse borrowings required to fund lower origination volume. General and administrative expenses declined in 1997 primarily due to improved efficiencies in the mortgage origination process and cost savings related to the disposition of the Company's wholesale mortgage origination business in 1996.

Retail operations include residential mortgage origination, loan servicing, title, escrow and homeowners insurance services for retail customers. Retail operations reported pretax earnings of $7.9 million for 1998 compared with $10.1 million for 1997 and $9.5 million for 1996. The Company sold the majority of its loan servicing portfolio in the first quarter of 1998 and realized a $6.1 million pretax gain, net of expenses and liabilities related to the sale of servicing. The decline in earnings for 1998 was primarily due to lower loan servicing income, attributable to the reduction in the portfolio, partially offset by cost reductions. Future earnings from retail operations will be negatively impacted by the sale. The 1997 results from retail operations were favorably impacted by higher gains on sales of mortgages and servicing rights and lower expenses which more than offset the effect of lower loan originations and reduced loan servicing income.

Mortgage originations for 1998 increased by 16 percent from 1997 due to higher closing volume from homebuilder loan originations and higher refinancing activity. Mortgage originations decreased in 1997 by 35 percent from 1996 primarily due to the sale of the wholesale mortgage operations which was completed in May 1996 as well as lower closing volume from spot and homebuilder loan originations.

Investment operations hold certain assets, primarily mortgage-backed securities which were obtained as a result of the exercise of redemption rights on various mortgage-backed bonds previously owned by the Company's limited-purpose subsidiaries. Pretax earnings from investment operations were $3.9 million for 1998 compared with $5.5 million for 1997 and $6.3 million for 1996. The decline in 1998 was due to the lower average portfolio balance which resulted in a decline in interest income, and the fact that 1997 included $.8 million of other income related to the redemption of certain securities. Pretax earnings were down $.8 million in 1997 compared with 1996. Although the average portfolio balance was higher in 1997, investment income included only $.8 million of other income related to the redemption of certain securities in 1997 compared with $1.3 million of such income in 1996. Results for 1996 also included $1.1 million in gains from the sale of mortgage-backed securities.


FINANCIAL CONDITION AND LIQUIDITY
The Company generally provides for the cash requirements of the homebuilding and financial services businesses from outside borrowings and internally generated funds. The Company believes that its current sources of cash are sufficient to finance its requirements.

The homebuilding segment borrowings include senior notes, senior subordinated notes and an unsecured revolving credit facility. Senior and senior subordinated notes outstanding totaled $308 million as of December 31, 1998 and December 31, 1997. On April 13, 1998, the Company issued $100 million of
8.25 percent senior subordinated notes due April 1, 2008. The net proceeds from this issuance were initially used to repay outstanding amounts under the revolving credit facility and to repay short-term notes payable. On July 15, 1998, the Company borrowed funds under its revolving credit facility to retire its $100 million, 10.5 percent, senior subordinated notes due 2002 at the stated call price of 103.9 percent of par.

The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. This facility, which matures in July 2000, provides for total borrowings of up to $300 million. There were no outstanding borrowings under this facility as of December 31, 1998 or as of December 31, 1997. The Company had letters of credit outstanding under this facility totaling $34 million at December 31, 1998 and $22 million at December 31, 1997.

Housing inventories increased to $642 million as of December 31, 1998 from $555 million as of the end of 1997. The increase reflects higher sold inventory related to the significant increase in year-end backlog, additional inventory investment in certain markets and the acquisition of Regency. The increase in inventory was funded with internally generated funds and higher accounts payable.

The financial services segment uses cash generated from operations and borrowing arrangements to finance its operations. A bank credit facility agreement, which matures on June 1, 2000, provides up to $260 million for mortgage warehouse funding and $30 million for working capital advances. Other borrowing arrangements as of December 31, 1998 included repurchase agreement facilities aggregating $370 million, and a $100 million revolving credit facility used to finance investment portfolio securities. At December 31,

1998 and December 31, 1997, the combined borrowings of the financial services segment outstanding under all agreements were $223 million and $341 million, respectively.

Mortgage loans, notes receivable and mortgage-backed securities held by the limited-purpose subsidiaries are pledged as collateral for the issued bonds, the terms of which provide for the retirement of all bonds from the proceeds of the collateral. The source of cash for the bond payments is cash received from the mortgage loans, notes receivable and mortgage-backed securities.

The Company has not guaranteed the debt of the financial services segment or the limited-purpose subsidiaries.

During 1998, the Company repurchased approximately 353,000 shares of its outstanding common stock at a cost of approximately $7 million. As of December 31, 1998, the Company had Board authorization to repurchase up to an additional 958,400 shares of its common stock. The Company's stock repurchase program has been funded through internally generated funds.

MARKET RISK SUMMARY

The following table provides information about the Company's significant financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as of the reporting date.



INTEREST RATE SENSITIVITY
Principal Amount by Expected Maturity
-----------------------------------------------------------------------------------------------------------------------
                                                                                                            FAIR VALUE
(dollars in thousands)                  1999       2000      2001      2002      2003 THEREAFTER      TOTAL   12/31/98
-----------------------------------------------------------------------------------------------------------------------
HOMEBUILDING:
Liabilities
  Long-term debt (fixed rate)                   $ 8,000                                 $300,000   $308,000   $313,140
   Average interest rate                          10.5%                                    9.5%        9.5%

FINANCIAL SERVICES:
Assets
  Mortgage loans, held-for-sale
   (fixed rate)                     $139,786                                                       $139,786   $141,918
   Average interest rate                6.5%                                                           6.5%
  Mortgage loans, held-for-sale     $ 18,825                                                       $ 18,825   $ 19,112
   Average interest rate                7.2%                                                           7.2%
  Mortgage-backed securities,
   available-for-sale               $  7,516   $ 5,441     $ 4,606   $ 3,305  $ 2,617   $10,087    $ 33,572   $ 36,414
   Average interest rate                9.5%      9.6%        9.6%      9.6%     9.6%      9.7%        9.6%
  Mortgage-backed securities,
   held-to-maturity                 $  1,074   $   779     $   662   $   476  $   378   $ 1,457    $  4,826   $  5,147
   Average interest rate                9.0%      9.0%        9.0%      9.0%     9.0%      9.0%        9.0%
Notes receivable, whole loans
   and funds held by trustee        $ 16,211   $12,455     $ 9,574   $ 7,362  $ 5,665   $19,147    $ 70,414   $ 76,224
   Average interest rate                9.4%      9.4%        9.4%      9.4%     9.5%      9.5%        9.4%
Liabilities
  Short-term notes payable
  (variable rate)                   $223,058                                                       $223,058   $223,058
   Average interest rate                5.3%                                                           5.3%

Off balance sheet financial
  instruments
 Forward delivery contracts:
 Notional amount                    $163,000                                                       $163,000   $   (441)
   Average interest rate                6.5%                                                           6.5%

 Commitments to originate
  mortgage loans:
 Notional amount                    $ 33,859                                                       $ 33,859   $    155
   Average interest rate                6.8%                                                           6.8%

-----------------------------------------------------------------------------------------------------------------------

Interest rate risk is the primary market risk facing the Company. Interest rate risk arises principally in the Company's financial services segment but also with respect to the homebuilding segment long-term debt. The Company enters into forward delivery contracts and may at times use other hedging contracts to mitigate its exposure to movements in interest rates on mortgage loan commitments and mortgage loans held-for-sale based upon the Company's marketing strategy that establishes a risk tolerance level. The major factors influencing the use of hedging contracts include general market conditions, interest rates, types of mortgages originated, and the percentage of mortgage loan commitments expected to be funded. The market risk assumed while holding the hedging contracts mitigates the market risk associated with the mortgage loan commitments and mortgage loans held-for-sale. In managing interest rate risk, the Company does not speculate on the direction of interest rates. Although the collateral for bonds payable and the bonds payable of the limited-purpose subsidiaries are subject to interest rate risk, the Company has not guaranteed nor is otherwise obligated with respect to these bond issues and therefore has no risk of loss.

YEAR 2000 READINESS DISCLOSURE

The Company's Year 2000 remediation efforts have focused on its key business computer applications representing those systems that the Company is dependent upon to conduct day-to-day business operations. Starting in 1997, the Company initiated a comprehensive review of its business applications to determine their Year 2000 readiness and the adequacy of these systems to meet future business requirements. Out of this effort, a number of systems were identified that were not Year 2000 compliant. In most cases these systems were already in the process of being replaced or upgraded.

As of December 31, 1998, the Company believes that its key homebuilding business systems are Year 2000 compliant. No material costs have been incurred to date in achieving Year 2000 readiness for these systems. However, certain data, voice communication and financial service's systems are in the process of being replaced or upgraded. Some implementation and testing procedures were completed in 1998 and the remainder are scheduled for completion in mid-1999. The additional costs of achieving Year 2000 compliance could aggregate between $1 to $2 million.

The Company is currently assessing other potential Year 2000 issues, including non-information technology systems. The Company's relationships with vendors, financial institutions and other third parties are being reviewed to determine the status of their Year 2000 compliance and the impact their potential noncompliance could have on the Company. The Company has no means of ensuring that its third party service providers will be Year 2000 ready. In the event that they are not ready on a timely basis, the Company will seek alternative sources for goods and services, where practicable. The Company is in the process of developing a Year 2000 contingency plan.

Although the Company will continue to monitor the situation, it is possible that the Company or the third parties with whom it has significant relationships will not successfully complete all of their Year 2000 remediation efforts. If this were to occur, the Company could encounter disruptions to its business, but, currently believes it unlikely that such disruptions would have a material adverse effect on its results of operations. The Company could also be impacted by financial market disruption or by Year 2000 computer system failures at government agencies on which the Company is dependent for zoning, building permits and related matters.


Note:
Certain statements in this Annual Report may be "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Forward-looking statements are based on various factors and assumptions that include known and unknown risks and uncertainties, the completion and profitability of sales reported, the market for homes generally and in areas where the Company operates, the availability and cost of land, changes in economic conditions and interest rates, increases in raw material and labor costs, consumer confidence, government regulations, and general competitive factors, all or each of which may cause actual results to differ materially.

THE RYLAND GROUP, INC. & SUBSIDIARIES
Consolidated Statement of Earnings

(amounts in thousands, except share data)
-------------------------------------------------------------------------
                                              Year ended December 31,
                                          1998          1997         1996
-------------------------------------------------------------------------

REVENUES:

   Homebuilding:
      Residential revenue          $ 1,664,267   $ 1,527,107  $ 1,456,634
      Other revenue                     30,238        30,219       16,641
                                    ----------   -----------   ----------
      Total homebuilding revenue     1,694,505     1,557,326    1,473,275
   Financial services                   60,385        76,929       79,524
   Limited-purpose subidiaries          10,598        15,551       27,387
                                    ----------   -----------   ----------
      Total revenues                 1,765,488     1,649,806    1,580,186
                                    ----------   -----------   ----------
EXPENSES:

   Homebuilding:
      Cost of sales                  1,428,763    1,346,141     1,276,877
      Selling, general and
         administrative                168,004      152,071       146,285
      Interest                          17,681       23,964        27,517
                                     ---------    ---------     ---------
      Total homebuilding expenses    1,614,448    1,522,176     1,450,679

   Financial services:
      General and administrative        32,023       43,454        44,723
      Interest                          16,574       17,890        18,954
                                     ---------     --------     ---------
      Total financial services
         expenses                       48,597       61,344        63,677
   Limited-purpose subsidiaries
      expenses                          10,598       15,551        27,387
   Corporate expenses                   16,687       14,265        12,046
                                     ---------    ---------     ---------
      Total expenses                 1,690,330    1,613,336     1,553,789
                                     ---------    ---------     ---------
Earnings before taxes and
     extraordinary item                 75,158       36,470        26,397
Tax expense                             31,566       14,588        10,558
                                     ---------    ---------     ---------
NET EARNINGS BEFORE
    EXTRAORDINARY ITEM                  43,592       21,882        15,839
Extraordinary item - loss on early
    extinguishment of debt (net of
    taxes of $2,217)                    (3,326)           0             0
                                     ---------     --------      --------
NET EARNINGS                       $    40,266  $    21,882  $     15,839
-------------------------------------------------------------------------
Preferred dividends                $     1,000  $     1,630  $      1,974
Net earnings applicable
   to common stockholders          $    39,266  $    20,252  $     13,865

NET EARNINGS PER COMMON SHARE:

  Basic:
    Net earnings before
      extraordinary item           $      2.90  $      1.33  $       0.88
    Extraordinary item                   (0.23)           0             0
                                     ----------    --------      --------
    Net earnings per common share  $      2.67  $      1.33  $       0.88
  Diluted:
    Net earnings before
      extraordinary item           $      2.79  $      1.32  $       0.87
    Extraordinary item                   (0.21)           0             0
                                    ----------     --------      --------
    Net earnings per common share  $      2.58  $      1.32  $       0.87
Average common shares outstanding:
    Basic                           14,709,404   15,227,829    15,789,184
    Diluted                         15,603,312   15,405,067    15,928,811
-------------------------------------------------------------------------
See notes to consolidated financial statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
Consolidated Balance Sheets

(amounts in thousands)
--------------------------------------------------------------------
                                                      December 31,
                                                  1998          1997
--------------------------------------------------------------------

ASSETS
HOMEBUILDING:
   Cash and cash equivalents             $      48,100   $    33,065
   Housing inventories:
      Homes under construction                 373,012       332,452
      Land under development and
        improved lots                          268,750       222,379
                                          ------------    -----------
      Total inventories                        641,762       554,831
   Property, plant and equipment                26,818        26,463
   Purchase price in excess of net
    assets acquired                             23,473        19,511
   Other assets                                 38,515        37,359
                                          ------------    -----------
                                               778,668       671,229
                                          ------------    -----------
FINANCIAL SERVICES:
   Cash and cash equivalents                     1,684         3,066
   Mortgage loans held-for-sale                158,611       199,857
   Mortgage-backed securities and
     notes receivable                          111,654       153,022
   Mortgage servicing rights                     4,479         8,242
   Other assets                                 10,255        46,715
                                          ------------    -----------
                                               286,683       410,902
                                          ------------    -----------


OTHER ASSETS:

  Collateral for bonds payable of
    limited-purpose subsidiaries                92,403       142,303
  Net deferred taxes                            31,384        35,764
  Other                                         26,260        23,211
                                          ------------    -----------
      TOTAL ASSETS                      $    1,215,398   $ 1,283,409
---------------------------------------------------------------------
See notes to consolidated financial statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
Consolidated Balance Sheets

(amounts in thousands except share data)
--------------------------------------------------------------------
                                                      December 31,
                                                  1998          1997
--------------------------------------------------------------------
LIABILITIES
HOMEBUILDING:
   Accounts payable and
     other liabilities                   $     173,370    $  117,326
   Long-term debt                              308,152       310,221
                                          ------------    -----------
                                               481,522       427,547
                                          ------------    -----------
FINANCIAL SERVICES:
   Accounts payable and
     other liabilities                          16,473        17,382
   Short-term notes payable                    223,058       340,632
                                           -----------     ----------
                                               239,531       358,014


OTHER LIABILITIES:
   Bonds payable of limited-purpose
     subsidiaries                               87,980       136,865
   Other                                        60,082        55,860
                                          ------------    -----------
       TOTAL LIABILITIES                       869,115       978,286
                                          ------------    -----------

STOCKHOLDERS' EQUITY:

   Convertible preferred stock,
    $1 par value:
     Authorized - 1,400,000 shares
     Issued - 416,744 shares
     (502,833 for 1997)                            417           503
   Common stock, $1 par value:
     Authorized - 78,600,000 shares
     Issued - 14,751,753 shares
     (14,521,859 for 1997)                      14,752        14,522
   Paid-in capital                              93,193        88,502
   Retained earnings                           236,011       199,114
   Accumulated other comprehensive
     income                                      1,910         2,482
                                          ------------    -----------
       TOTAL STOCKHOLDERS' EQUITY              346,283       305,123
                                          ------------    -----------
       TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY           $    1,215,398   $ 1,283,409
---------------------------------------------------------------------
See notes to consolidated financial statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share data)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               ACCUMULATED                 TOTAL
                                                                                                  OTHER                    STOCK-
                                                 PREFERRED    COMMON     PAID-IN    RETAINED  COMPREHENSIVE   DUE FROM    HOLDERS'
                                                   STOCK       STOCK     CAPITAL    EARNINGS      INCOME     RSOP TRUST    EQUITY
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1996                       $    943    $ 15,682    $115,611    $179,937    $  2,550    $(13,599)   $301,124
Comprehensive income:
  Net earnings                                                                         15,839                              15,839
  Other comprehensive income, net of tax:
  Unrealized gains/(losses) on
    mortgage-backed securities,
    net of taxes of $139                                                                              208                     208
  Total comprehensive income                                                                                               16,047
Preferred stock dividends (per share $2.21)                                            (1,974)                             (1,974)
Common stock dividends (per share $0.60)                                               (9,475)                             (9,475)
Conversion of preferred stock                         (81)         81        (961)                                           (961)
Reclassification of preferred paid-capital
   and related RSOP receivable                                                828                              (1,759)       (931)
RSOP debt repayments                                                                                            5,004       5,004
Employee stock plans (89,482 shares)                               90       1,174         351                               1,615
                                                 --------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                          862      15,853     116,652     184,678       2,758     (10,354)    310,449
                                                 --------------------------------------------------------------------------------
Comprehensive income:
  Net earnings                                                                         21,882                              21,882
  Other comprehensive income, net of tax:
  Unrealized gains/(losses) on
    mortgage-backed securities,
    net of taxes of $(184)                                                                           (276)                   (276)
  Total comprehensive income                                                                                               21,606
Preferred stock dividends (per share $2.21)                                            (1,630)                             (1,630)
Common stock dividends (per share $0.27)                                               (4,155)                             (4,155)
Repurchase of common stock                                     (1,689)    (23,824)                                        (25,513)
Conversion of preferred stock                       (110)         110      (1,474)                                         (1,474)
Retirement of preferred stock and
   related RSOP debt                                (249)                  (9,293)     (1,850)                 11,392           0
Reclassification of preferred paid-in capital
   and related RSOP receivable                                              2,400                              (6,037)     (3,637)
RSOP debt repayments                                                                                            4,999       4,999
Employee stock plans (248,017 shares)                             248       4,041         189                               4,478
                                                 --------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                          503      14,522      88,502     199,114       2,482           0     305,123
                                                 --------------------------------------------------------------------------------
Comprehensive income:
  Net earnings                                                                         40,266                              40,266
  Other comprehensive income,net of tax:
  Unrealized gains/(losses) on
     mortgage-backed securities,
     net of taxes of $(381)                                                                          (572)                   (572)
  Total comprehensive income                                                                                               39,694
Preferred stock dividends (per share $2.21)                                            (1,000)                             (1,000)
Common stock dividends (per share $0.16)                                               (2,369)                             (2,369)
Repurchase of common stock                                       (353)     (6,676)                                         (7,029)
Conversions and retirements of preferred stock        (86)         73      (1,446)                                         (1,459)
Reclassification of preferred paid-in capital                               3,242                                           3,242
Employee stock plans (509,580 shares)                             510       9,571                                          10,081
                                                 --------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                     $    417    $ 14,752    $ 93,193    $236,011    $  1,910    $      0    $346,283
                                                 --------------------------------------------------------------------------------
See notes to consolidated financial statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
Consolidated Statement of Cash Flows

(amounts in thousands)
------------------------------------------------------------------------------
                                                  Year ended December 31,
                                             1998          1997        1996
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                         $   40,266   $   21,882     $  15,839
   Adjustments to reconcile net
     earnings to net cash provided
     by operating activities:
        Depreciation and amortization       25,586       31,396        31,373
        Loss on early extinguishment
         of debt                             5,543            0             0
        Changes in assets and liabilities,
         net of effects from acquisition:
           Decrease (increase) in
            mortgage loans held-for-sale    41,246      (19,708)      104,852
           (Increase) decrease in
            inventories                    (67,828)      19,759       (36,672)
           Net change in other assets,
            payables and other liabilities  95,272       31,657        (7,269)
        Other operating activities, net        354         (849)          (58)
                                         ------------------------------------
   Net cash provided by
     operating activities                  140,439       84,137       108,065
                                         ------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net additions to property, plant
     and equipment                         (22,734)     (17,568)      (19,500)
   Principal reduction of mortgage
     collateral                             39,887       41,537        64,230
   Principal reduction of mortgage-
     backed securities-available-
     for-sale                               10,899       11,969        20,362
   Purchase of mortgage-backed
     securities-available-for-sale               0            0        (8,572)
   Sales of mortgage-backed securities-
     available-for-sale                     10,935        2,222        21,937
   Principal reduction of mortgage-
     backed securities - held-to-
     maturity                               19,942       15,064        19,818
   Decrease (increase)in funds
     held by trustee                         8,796       (6,808)       17,133
   Acquisition of Regency                  (17,885)           0             0
   Other investing activities, net             767          239         1,074
                                           ----------------------------------
   Net cash provided by investing
     activities                             50,607       46,655       116,482
                                           ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash proceeds of long-term debt          98,955        2,475       103,145
   Reduction of long-term debt            (106,836)     (46,522)     (145,485)
   (Decrease) increase in short-term
     notes payable                        (117,574)      14,982       (41,819)
   Bond principal payments                 (50,162)     (71,009)     (159,665)
   Common and preferred stock
     dividends                              (3,399)      (7,320)      (11,449)
   Common stock repurchases                 (7,028)     (25,513)            0
   Other financing activities, net           8,651        9,538         3,442
                                           ----------------------------------
   Net cash used for financing
     activities                           (177,393)    (123,369)     (251,831)
                                           ----------------------------------
Net increase (decrease) in cash and
  cash equivalents                          13,653        7,423       (27,284)
Cash and cash equivalents at
  beginning of year                         36,131       28,708        55,992
                                           ----------------------------------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                      $     49,784   $   36,131   $    28,708
                                           ----------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
   Cash paid for interest (net of
     capitalized interest)            $     50,866   $   54,452  $     69,754
   Cash paid (received) for income
     taxes (net of refunds)           $     19,143   $    5,887  $     (3,230)
------------------------------------------------------------------------------
See notes to consolidated financial statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
Notes to Consolidated Financial Statements.

(amounts in thousands, except share data, in all notes unless otherwise noted)


NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Presentation

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries (the "Company"). Intercompany transactions have been eliminated in consolidation. Certain amounts in the consolidated statements of prior years have been reclassified to conform to the 1998 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Per Share Data

Basic net earnings per common share is computed by dividing net earnings, after considering preferred stock dividend requirements, by the weighted-average number of common shares outstanding.

Diluted net earnings per common share additionally gives effect to dilutive common stock equivalent shares, including the assumed conversion of the preferred shares held by The Ryland Group, Inc. Retirement Savings Opportunity Plan Trust (RSOP Trust) into common stock. The effect of the RSOP Trust was dilutive for the year ended December 31, 1998. For the years ended December 31, 1997 and 1996, the conversion of preferred shares was not assumed due to an antidilutive effect.

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


Homebuilding Revenues

Homebuilding revenues are recognized when home sales are closed and title passes to the customer.

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

Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell and are reported net of valuation reserves. Valuation reserves related to inventories to be disposed of amounted to $6.2 million at December 31, 1998, and $3.0 million at December 31, 1997. The net carrying value of the related inventories amounted to $16.2 million and $8.9 million at December 31, 1998 and 1997, respectively.

Costs of inventory include direct costs of land, material acquisition, home construction and related direct overhead expenses. Real estate taxes, insurance and interest are capitalized during the land development stage. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.

The following table is a summary of capitalized interest:

                                                        1998        1997
                                                        ----        ----

Capitalized interest as of January 1,                $ 23,644    $ 27,589
Interest capitalized                                   18,601      17,636
Interest amortized to cost of sales                   (20,645)    (21,581)
                                                      --------    --------
Capitalized interest as of December 31,              $ 21,600    $ 23,644


Property, Plant and Equipment

Property, plant and equipment, which includes model home furnishings, are carried at cost, less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings are amortized over the life of the community as homes are closed.

Purchase Price in Excess of Net Assets Acquired

Costs in excess of net assets of acquired businesses (goodwill) are being amortized on a straight-line basis over their estimated useful lives for periods of up to 30 years. On a periodic basis, the Company evaluates the businesses to which goodwill relates in order to insure that the carrying value of goodwill has not been impaired.

Mortgage Loans Held-For-Sale

Mortgage loans held-for-sale are reported net of discounts and are valued at the lower of cost or market determined on an aggregate basis. Any gain or loss on the sale of the loans is recognized at the time of sale.

Mortgage-Backed Securities

The Company classifies its mortgage-backed securities into three categories: held-to-maturity, available-for-sale and trading. Management determines the appropriate classification of these securities at the time of purchase and re-evaluates such designations as of each balance sheet date.

Mortgage-backed securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities classified as held-to-maturity are stated at amortized cost. Securities classified as available-for-sale are measured at fair value with the unrealized gains and losses, net of tax, reflected as accumulated other comprehensive income in stockholders' equity. Securities classified as trading are measured at fair value with gains and losses, both realized and unrealized, recognized in the Consolidated Statement of Earnings. The Company may at times have securities in each category.



Loan Origination Fees, Costs and Mortgage Discounts

Loan origination fees, net of the related direct origination costs, and loan discount points are deferred as an adjustment to the carrying value of the related mortgage loans held-for-sale and are recognized into income upon the sale of the mortgage loans.

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

Hedging Contracts

The Company enters into forward delivery contracts, options on forward delivery contracts, futures contracts and options on futures contracts, as an end-user, for the purpose of minimizing its exposure to movements in interest rates on mortgage loan commitments, mortgage loans held-for-sale and mortgage-backed securities classified as trading. These contracts primarily represent commitments or options to purchase or sell mortgages or securities generally within 90 days and at a specified price or yield. Forward delivery contracts and futures are commitments only and, as such, are not recorded on the Company's balance sheet or statement of earnings. Option premiums are deferred when paid and recognized as an adjustment to gains on sales of mortgages over the lives of the options on a straight-line basis. Changes in the fair value of contracts are deferred and included in mortgage loans held-for-sale and mortgage-backed securities classified as trading. Changes in fair value are recognized in income as an adjustment to gains on sales of mortgages when the mortgages and securities are sold.

In addition, the Company entered into an interest rate swap and collar agreement to moderate the interest rate risks inherent in the financing of its investment securities classified as available-for-sale. During the term of the agreement, the net settlements are accrued and recognized as an adjustment to interest expense. The agreement is not required to be marked to market and therefore is not recorded on the Company's balance sheet.

Mortgage Servicing Rights

Retained mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing revenue.

The book value of capitalized mortgage-servicing rights at December 31, 1998 and 1997, was $4.5 million and $8.2 million, respectively, and the aggregate fair value totaled $4.5 million and $8.9 million, respectively. Comparable market values and the present value of future cash flows are used to estimate fair value. For purposes of measuring impairment, when deemed material, risk characteristics including product type, investor type and interest rates are used to stratify mortgage servicing rights.

Deferred Financing Costs

Financing costs incurred in connection with the issuance of bonds by the limited-purpose subsidiaries are capitalized and amortized over the respective lives of the bonds using the interest method.

Stock Based Compensation

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


New Accounting Pronouncements

FASB 130

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (FASB 130), "Reporting Comprehensive Income." FASB 130 defines comprehensive income and establishes new rules for the reporting of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. FASB 130 requires unrealized gains or losses on the

Company's available-for-sale securities, which are included in stockholders' equity, to be reported as other comprehensive income which is added to net income to arrive at total comprehensive income. The Company has elected to report its comprehensive income in its Consolidated Statement of Stockholders' Equity. Prior year financial statements have been reclassified to conform to the FASB 130 requirements.

FASB 131

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (FASB 131), "Disclosures about Segments for an Enterprise and Related Information." FASB 131 establishes standards for the way that public business enterprises report selected information about operating segments in financial reports issued to shareholders. The Company has adopted the provisions of FASB 131 which did not have a significant impact on the Company's definition of operating segments and related disclosures.

FASB 133

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FASB 133), "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. FASB 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting procedures for hedges that will effect the timing of recognition and the manner in which hedging gains and losses are recognized in the Company's financial statements. The Company has not completed its evaluation of FASB 133; however, management does not anticipate that the adoption of FASB 133 will have a material impact on the Company's earnings or financial position. The Company currently expects to adopt FASB 133 beginning on January 1, 2000.


NOTE B: SEGMENT INFORMATION

The Company is a leading national homebuilder and mortgage-related financial services firm. As one of the largest single-family on-site homebuilders in the United States, the Company builds homes in 21 markets in 14 states. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The financial services segment provides mortgage-related products and services for retail customers, including loan origination, loan servicing, title, escrow and homeowners insurance services, and also conducts investment activities.

The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note A. Certain corporate expenses are allocated to the homebuilding and financial services segments. In addition, amounts related to the limited-purpose subsidiaries are combined with corporate expenses and corporate assets in the following table as "Other".

SEGMENT INFORMATION
                               1998               1997              1996
---------------------------------------------------------------------------
REVENUES:
 Homebuilding              $1,694,505         $1,557,326        $1,473,275
 Financial services            60,385             76,929            79,524
 Other                         10,598             15,551            27,387
                            ---------          ---------         ---------
   Total                   $1,765,488         $1,649,806        $1,580,186
                            ---------          ---------         ---------
                            ---------          ---------         ---------

PRETAX EARNINGS:
 Homebuilding              $   80,057         $   35,150        $   22,596
 Financial services            11,788             15,585            15,847
 Corporate and other          (16,687)           (14,265)          (12,046)
                             --------           --------          --------
   Total                   $   75,158         $   36,470        $   26,397
                             --------           --------          --------
                             --------           --------          --------

DEPRECIATION AND AMORTIZATION:
 Homebuilding              $   23,166         $   23,479        $   25,762
 Financial services               895              5,901             3,296
 Corporate and other            1,525              2,016             2,315
                               ------             ------            ------
   Total                   $   25,586         $   31,396        $   31,373
                               ------             ------            ------
                               ------             ------            ------

IDENTIFIABLE ASSETS:
 Homebuilding              $  778,668         $  671,229        $  695,284
 Financial services           286,683            410,902           382,431
 Corporate and other          150,047            201,278           260,809
                              -------            -------           -------
   Total                   $1,215,398         $1,283,409        $1,338,524
                            ---------          ---------         ---------
                            ---------          ---------         ---------

NOTE C:  EARNINGS PER SHARE RECONCILIATION

The following table sets forth the computation of basic and diluted earnings per share before extraordinary items:

                                              1998         1997        1996
                                              ----         ----        ----
Numerator:
 Net earnings before extraordinary item     $43,592      $21,882     $15,839
 Preferred stock dividends                   (1,000)      (1,630)     (1,974)
                                             ------       ------      ------
 Numerator for basic earnings per share-
  earnings before extraordinary item
  available to common stockholders           42,592       20,252      13,865

 Effect of dilutive securities-
  preferred stock dividends                   1,000            0           0
                                             ------       ------      ------

Numerator for diluted earnings per
share - earnings before extraordinary
item available to common stockholders       $43,592      $20,252     $13,865


Denominator:
Denominator for basic earnings per
share - weighted-average shares          14,709,404   15,227,829  15,789,184
  Effect of dilutive securities:
    Stock options                           316,640       69,577       5,387
    Conversion of preferred shares          463,374            0           0
    Equity incentive plan                   113,894      107,661     134,240
                                         ----------   ----------  ----------
  Dilutive potential common shares          893,908      177,238     139,627
  Denominator for diluted earnings
   per share - adjusted weighted-average
   shares and assumed conversions        15,603,312   15,405,067  15,928,811
BASIC EARNINGS PER COMMON SHARE:
  Net earnings per share before
   extraordinary item                        $ 2.90       $ 1.33      $ 0.88
DILUTED EARNINGS PER COMMON SHARE:
  Net earnings per share before
   extraordinary item                        $ 2.79       $ 1.32      $ 0.87


The assumed conversion of preferred shares was dilutive for the year ended December 31, 1998. For the years ended December 31, 1997 and 1996, the conversion of preferred was not assumed due to an anti-dilutive effect.


NOTE D:   ASSETS OF FINANCIAL SERVICES AND THE LIMITED-PURPOSE SUBSIDIARIES

Financial Services

Mortgage loans held-for-sale consist of loans collateralized by first mortgages or first deeds of trust on single-family attached or detached houses. Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by trustee.

Mortgage loans held-for-sale were reported net of mortgage discounts of $406 and $658 at December 31, 1998 and 1997, respectively. Mortgage loans held-for-sale, which are generally sold within 60 days of being

                                          41
funded, mortgage-backed securities and notes receivable are pledged as collateral for certain short-term notes payable (see Note E).

The Company sold the majority of its loan servicing portfolio in the first quarter of 1998 and realized a $6.1 million pre-tax gain, net of expenses and liabilities related to the sale of servicing. The financial services segment serviced 2,500 and 62,000 loans with principal balances totaling $301 million and $4.5 billion at December 31, 1998 and 1997, respectively, including loans subserviced for others of $1.3 billion in 1997. As a mortgage servicer, the Company may incur risk with respect to mortgages that are delinquent or in foreclosure to the extent that losses are not covered by a mortgage insurer or guarantor. The reserve for potential losses on the servicing portfolio was $377 and $1,784, at December 31, 1998 and 1997, respectively. These reserves are established based on the current economic environment and historical experience for foreclosures and delinquencies.

Limited-Purpose Subsidiaries

Collateral for bonds payable consists of mortgage-backed securities, notes receivable secured by mortgage-backed securities and mortgage loans, fixed-rate mortgage loans and funds held by trustee. Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on the collateral is remitted directly to a trustee and is available for payment on the bonds.

The components of collateral for bonds payable at December 31 are summarized as follows:

                                              1998                  1997
                                              ----                  ----
Mortgage-backed securities                 $ 59,915              $ 81,089
Notes receivable                             15,423                40,409
Mortgage loans                                4,699                 7,939
Funds held by trustee                        13,681                14,426
Mortgage discounts                           (1,315)               (1,560)
                                             ------                ------
    Total                                  $ 92,403              $142,303

Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed or are otherwise obligated with respect to these bond issues.

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

The following is a consolidated summary of mortgage-backed securities classified as available-for-sale and held-to-maturity as of:

                                         Gross          Gross
                           Amortized   Unrealized     Unrealized
                             Cost        Gains          Losses    Fair Value
----------------------------------------------------------------------------
December 31, 1998
Available-for-sale         $ 40,802    $  3,299       $    116    $ 43,985
Held-to-maturity             56,463       4,642              0      61,105
                           -----------------------------------------------
   Total                   $ 97,265    $  7,941       $    116    $105,090

December 31, 1997
Available-for-sale         $ 50,453     $ 4,153       $     17    $ 54,589
Held-to-maturity             76,229       5,761              0      81,990
                           -----------------------------------------------
   Total                   $126,682     $ 9,914       $     17    $136,579
                           ===============================================

NOTE E:   FINANCIAL SERVICES SHORT-TERM NOTES PAYABLE

Financial services had outstanding borrowings at December 31 as follows:

                                                 1998            1997
                                                 ----            ----
Mortgage warehouse and working
 capital facility                             $106,699       $ 191,352
Repurchase agreements                           64,320          88,162
Revolving credit agreement                      52,039          53,542
Other                                                0           7,576
                                               -------         -------
  Total outstanding borrowings                $223,058        $340,632
                                               =======         =======

The Company's bank facility, which matures in June 2000, provides up to $260 million for mortgage warehouse funding and $30 million for working capital advances. Warehouse advances are secured by mortgage loans held-for-sale, and working capital advances are secured by certain loan servicing rights and loan servicing advances. Borrowings outstanding under this bank facility totaling $106,699 at December 31, 1998, were collateralized by mortgage loans held-for-sale with outstanding principal balances of $121,079. Borrowings outstanding under this bank facility totaling $191,352 at December 31, 1997, were collateralized by mortgage loans held-for-sale with outstanding principal balances of $159,358, servicing rights of $10,252 and certain loan servicing advances of $21,906. The effective interest rates on these borrowings were 4.1 percent, 3.0 percent and 3.1 percent for 1998, 1997 and 1996, respectively. The agreement contains certain financial covenants, which the Company met at December 31, 1998.

The repurchase agreements represent short-term borrowings that are collateralized by mortgage loans, mortgage-backed securities and investments in securities issued by the Company's limited-purpose subsidiaries with outstanding balances at December 31, 1998 and 1997, of $64,129 and $88,198, respectively, with related fair values of $66,653 and $91,806. As of December 31, 1998, $40 million of the Company's variable-rate short-term borrowings had been effectively converted by interest rate swap and collar agreements to fixed-rate borrowings. The notional amount of the swap and collar agreements will decline to $30 million in 1999. The effective interest rates on the repurchase agreements, including the effect of the interest rate swap and collar agreements, were 5.9 percent, 6.0 percent and 5.8 percent for 1998, 1997 and 1996, respectively.

In May 1998, the Company renewed and extended its $100 million credit facility used to finance investment securities in the financial services segment. The agreement was extended through March 1999, bears interest at market rates and is collateralized by investment portfolio securities. Borrowings outstanding under this facility, totaling $52,039 and $53,542, were collateralized by investment portfolio securities with principal balances of $52,700 and $53,482 at December 31, 1998 and 1997, respectively. The fair values of the investment securities at December 31, 1998 and 1997 were $54,668 and $56,207, respectively.

The weighted-average interest rates at the end of the period on all short-term borrowings were 5.3 percent, 4.9 percent and 4.2 percent for 1998, 1997 and 1996, respectively. The weighted-average interest rates during the period on all short-term borrowings were 5.2 percent, 4.6 percent and 4.3 percent for 1998, 1997 and 1996, respectively.


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

The contract or notional amounts of these financial instruments as of December 31 are as follows:

                                                 1998              1997
------------------------------------------------------------------------
Commitments to originate mortgage loans       $ 33,859          $ 29,765
Hedging contracts:
 Forward delivery contracts                   $163,000          $159,878
 Others                                          4,000                 0
------------------------------------------------------------------------
In addition, to protect against exposure to interest rate fluctuations on adjustable-rate mortgage loan commitments, at December 31, 1998 and 1997, the Company contracted with various parties to deliver $12,308 and $24,440, respectively, in adjustable and fixed-rate mortgage loans for a specified price on primarily a best-efforts basis.

Commitments to originate mortgage loans represent loan commitments with customers at market rates up to 120 days before settlement. Loan commitments have no carrying value on the balance sheet. These commitments expose the Company to market risk as a result of increases in mortgage interest rates. The amount of risk is limited to the difference between the contract price and current market value, and is mitigated by fees collected from the customer and by the Company's hedging activities. Loan commitments had interest rates ranging from 6.0 percent to 10.3 percent as of December 31, 1998, and 6.5 percent to 10.3 percent as of December 31, 1997.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on mortgage loan commitments and mortgage loans held-for-sale. The selection of these hedging contracts is based upon the Company's secondary marketing strategy, which establishes a risk tolerance level. The major factors influencing the use of the various hedging contracts include general market conditions, interest rate, types of mortgages originated and the percentage of mortgage loan commitments expected to be funded. The market risk assumed while holding the hedging contracts, generally mitigates the market risk associated with the mortgage loan commitments and mortgage loans held-for-sale.

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

NOTE G:    FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments, both on and off the balance sheet, are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated using present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including the discount rate and estimates of cash flows. In that regard, the derived fair-value estimates can not be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

The table below sets forth the carrying values and fair values of the Company's financial instruments, except for those financial instruments noted below for which the carrying values approximate fair values at the end of the year. It excludes non-financial instruments and, accordingly, the aggregate fair-value amounts presented do not represent the underlying value of the Company.

                                              1998                  1997
------------------------------------------------------------------------------
                                CARRYING      FAIR      CARRYING     FAIR
                                  VALUE       VALUE       VALUE      VALUE
------------------------------------------------------------------------------
HOMEBUILDING:
Liabilities
  Senior notes                  $108,000    $116,140    $108,000    $119,360
  Senior subordinated notes      200,000     197,000     200,000     207,000
FINANCIAL SERVICES:
Assets
  Mortgage loans held-
   for-sale                     $158,611    $161,030    $199,857    $201,583
  Mortgage-backed securities,
   available-for-sale             36,414      36,414      50,678      50,678
  Mortgage-backed securities,
   held-to-maturity                4,826       5,147           0           0
  Notes receivable, whole loans
   and funds held by trustee      70,414      76,224     102,344     110,339
Off-balance sheet
 financial instruments
  Commitments to originate
   mortgage loans                      0         155           0         386
  Forward delivery contracts           0        (441)          0        (196)
  Other hedging contracts              0         (54)          0           0
OTHER ASSETS:
  Collateral for bonds payable
   of the limited-purpose
   subsidiaries                 $ 92,403    $ 98,341    $142,303    $152,133
OTHER LIABILITIES:
  Bonds payable of the limited-
   purpose subsidiaries         $ 87,980    $ 97,344    $136,865    $151,053

The Company used the following methods and assumptions in estimating fair values:

 - Cash and cash equivalents, secured notes payable, loan servicing receivables, funds held by trustee and short-term notes payable: The carrying amounts reported in the balance sheet approximate fair values.

 - Senior notes, senior subordinated notes, mortgage loans held-for-sale, mortgage-backed securities, notes receivable and whole loans, the various hedging contracts if settled on December 31, 1998 and 1997 and mortgage loan commitments: The fair values of these financial instruments are estimated based on quoted market prices for similar financial instruments.

NOTE H:   LIMITED-PURPOSE SUBSIDIARIES' BONDS PAYABLE

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

The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

                                               1998                   1997
---------------------------------------------------------------------------
Bonds payable, net of discounts:
   1998-$2,517; 1997-$3,795                   $87,980               $136,865
Range of interest rates                 7.25%-12.625%          7.25%-12.625%
Stated maturities                           2006-2019              2006-2019
----------------------------------------------------------------------------

NOTE I:   LONG-TERM DEBT
Long-term debt consists of the following:

                                                      December 31,
                                              1998                   1997
---------------------------------------------------------------------------
Senior subordinated notes                   $200,000               $200,000
Senior notes                                 108,000                108,000
Other                                            152                  2,221
                                             -------                -------
                                            $308,152               $310,221
---------------------------------------------------------------------------
The Company has an unsecured credit agreement with a group of banks, which matures in July 2000, with a total borrowing capacity of $300 million. Borrowings under this agreement bear interest at variable short-term rates. The effective interest rates for 1998, 1997 and 1996 were 6.8 percent, 7.1 percent and 7.1 percent, respectively. There were no amounts outstanding under this agreement at December 31, 1998 or 1997.

The Company has $100 million of 9.625% senior subordinated notes outstanding, due June 2004, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after December 1, 2000. In April 1998, the Company issued $100 million of 8.25% senior subordinated notes, due April 2008, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after April 1, 2003. In July 1998 the Company redeemed $100 million of 10.5% senior subordinated notes due 2002 at the stated call price of 103.94 percent of par. As a result, the Company recognized an extraordinary loss on early extinguishment of debt in 1998 of $3.3 million (net of a $2.2 million income tax benefit). Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

The Company has $100 million of 10.5% senior notes due July 2006, with interest payable semi-annually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after July 1, 2001. At December 31, 1998, the Company also has $8 million of senior notes bearing a fixed rate of 10.5% which mature in August 2000.

Maturities of long-term debt for the next five years are as follows:
1999 - $68;   2000 - $8,000;   2001 - $84;   2002 through 2003 - $0.

The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. Under the loan covenants, the Company has $56.1 million of retained earnings available for dividends at December 31, 1998. At December 31, 1998, the Company is in compliance with its covenants.

NOTE J:   INCOME TAXES

The Company's expense for income taxes is summarized as follows:

                                            1998       1997        1996
-----------------------------------------------------------------------
Current:
Federal                                   $22,453    $14,931    $   954
State                                       4,491      3,167        203
                                          -------    -------    -------
Total current                              26,944     18,098      1,157
                                          -------    -------    -------
Deferred:
Federal                                     3,852     (2,896)     7,756
State                                         770       (614)     1,645
                                          -------    -------    -------
Total deferred                              4,622     (3,510)     9,401
                                          -------    -------    -------
Total expense                             $31,566    $14,588    $10,558
                                          -------    -------    -------
-----------------------------------------------------------------------
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:
                                                 1998           1997
--------------------------------------------------------------------
Deferred tax assets:
 Inventory valuation differences,
   operating reserves and accruals             $32,598        $32,740
 Other differences in inventory                  2,903          7,775
 Other                                           1,863          2,383
                                               -------        -------
Total deferred tax assets                       37,364         42,898
                                               -------        -------
Deferred tax liabilities:
 Gross profit from sales reported
   on the installment method                    (2,377)        (3,404)
 Deferred gains                                 (1,830)        (2,085)
 Other                                          (1,773)        (1,645)
                                                ------         ------
 Total deferred tax liabilities                 (5,980)        (7,134)
                                                -------        -------
Net deferred tax asset                         $31,384        $35,764
                                               -------        -------
---------------------------------------------------------------------


The Company has determined that no valuation allowance for the deferred tax asset is required due to tax carrybacks currently available. The Company had a current tax liability of $9,761 and $7,608 as of December 31, 1998 and 1997, respectively.

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:
                                              Years Ended December 31,
                                         1998          1997          1996
--------------------------------------------------------------------------
Income taxes at federal
  statutory rate                         35.0%         35.0%         35.0%
State income taxes, net
  of federal tax                          4.5           4.5           4.5
Other, net                                2.5            .5            .5
                                        -----          ----          ----
Effective rate                           42.0%         40.0%         40.0%
--------------------------------------------------------------------------
The change in the tax rate was primarily due to the fine paid in connection with the RTC matter discussed in Note M.

NOTE K:  STOCKHOLDERS' EQUITY

Preferred Stock

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable convertible preferred stock, par value $1.00, to the RSOP Trust for $31.5625 per share, or an aggregate purchase price of approximately $40,000.

Each share of preferred stock pays an annual cumulative dividend of $2.21. During 1998, 1997 and 1996, the Company paid $1,000, $1,630 and $1,974, respectively, in dividends on the preferred stock. Each share of preferred stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the preferred stock generally vote together with the common stockholders on all matters.

Under the RSOP Trust, at the option of the trustee, the Company may be obligated to redeem the preferred stock to satisfy distribution obligations to or investment elections of participants. For purposes of these redemptions, the value of each share of preferred stock is determined monthly by an independent appraiser, with a minimum guaranteed value of $25.25 per share. The Company may issue common stock to satisfy this redemption obligation, with any excess redemption price to be paid in cash. At December 31, 1998 and 1997, the maximum cash obligation for such redemptions was shown outside of stockholders' equity as part of other liabilities. This obligation is calculated assuming that all preferred shares outstanding were submitted for redemption.

Based upon the appraised value of each share of preferred stock ($39.37 and $38.69) and the market value of each share of common stock ($28.88 and $23.50) at December 31, 1998 and 1997, respectively, the redemption obligation at December 31, 1998 and 1997 was $4,376 and $7,618, respectively. During 1998 and 1997, 73,415 and 110,027 shares of preferred stock, respectively, were converted into shares of common stock, and 12,674 and 248,881 shares of preferred stock, respectively, were retired (See Note L).


Common Share Purchase Rights

In 1996, the Company adopted a revised shareholder rights plan under which the Company distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $70. The rights become exercisable 10 business days after any party acquires or announces an offer to acquire 20 percent or more of the Company's common stock. The rights expire January 13, 2007, and are redeemable at $0.01 per right at any time before 10 business days following the time that any party acquires 20 percent or more of the Company's common stock.

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


NOTE L:   EMPLOYEE INCENTIVE AND STOCK PLANS


Retirement Savings Opportunity Plan (RSOP)

In 1989, the Company established a retirement and employee stock ownership plan that purchased shares of preferred stock from the Company. The purchase of preferred stock by the plan was financed by a loan from the Company in the amount of $40,000. The interest rate on the loan was 9.99% and through September, 1997, the loan was being repaid by the plan through dividends received on the preferred stock and Company contributions. On October 1, 1997, the Company purchased 248,881 shares of preferred stock at fair market value from the plan representing preferred shares that secured the loan and had not been released for allocation to participant's accounts. The plan used the proceeds to payoff the related loan balance and the Company retired the preferred shares. The RSOP Trust incurred interest on the loan in 1997 and 1996 of $930 and $1,794, respectively. As of December 31, 1998, 416,744 shares of preferred stock are allocated to participant's accounts. As of January 1, 1998, participants receive cash and no longer receive preferred stock in connection with Company matching contributions to their accounts.

All full-time employees are eligible to participate in the RSOP the first pay period of the quarter following 30 days of employment. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Compensation expense reflects the Company's matching contributions of the employee 401(k) contributions. Total compensation expense related to this Plan amounted to $3,549, $4,039 and $5,230 in 1998, 1997 and 1996, respectively.

Equity Incentive Plan and Other Related Plans

The Company's 1992 Equity Incentive Plan permits the Company to provide equity incentives in the form of stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards to employees. Under the Company's 1992 Equity Incentive Plan, options are granted to purchase shares at prices not less than the fair-market value of the shares at the date of grant. The options are exercisable at various dates over one- to 10-year periods. Stock options granted during 1998 generally have a maximum term of 10 years and vest over three years. At the beginning of each year, 2 1/2 percent of the number of common shares outstanding at the beginning of the year are authorized for grants of options and other equity instruments.

Under the Company's Non-Employee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair market value of the shares at the date of grant. A maximum of 100,000 shares of common stock has been reserved for issuance under this plan.


The following is a summary of the transactions relating to all stock option plans for each year ended December 31:

                                                 1998                     1997                 1996
                                         --------------------------------------------------------------------
                                                       Weighted               Weighted             Weighted
                                                        Average                Average              Average
                                                       Exercise               Exercise              Exercise
                                           Shares        Price      Shares      Price     Shares     Price
                                           ------      ----------    ------    --------    ------    --------
Options outstanding beginning of year   1,932,560       $15.71    1,783,738    $16.70   1,545,700    $17.44
  Granted                                 637,000        23.88      619,500     13.49     539,500     14.85
  Exercised                              (540,350)       16.13     (211,110)    16.33      (4,950)    15.00
  Forfeited                              (188,810)       18.07     (252,068)    16.47    (211,362)    16.27
  Expired                                       0            0       (7,500)    26.00     (85,150)    19.48
                                        ---------        -----    ---------     -----   ---------     -----
Options outstanding end of year         1,840,400        18.02    1,932,560     15.71   1,783,738     16.70
Available for future grant                320,143                   478,309               561,715
                                        ---------        -----    ---------     -----   ---------     -----
Total shares reserved                   2,160,543                 2,410,869             2,345,453
                                        ---------        -----    ---------     -----   ---------     -----
Options exercisable December 31           864,795        16.61      966,065     17.39     923,119     18.16
Prices related to options exercised
    during the year                 $12.88-$24.13             $13.50-$20.75                $15.00
-------------------------------------------------------------------------------------------------------------

A summary of stock options outstanding and exercisable as of December 31, 1998 follows:

                                 Options Outstanding                           Options Exercisable
-------------------------------------------------------------------------------------------------------
Range of             Number        Weighted Average      Weighted Average    Number     Weighted Average
Exercise Prices   Outstanding      Remaining Life-(years) Exercise Price   Exercisable   Exercise Price
$11.50 to $13.88     495,690              7.92               $13.28         184,535         $13.30
$14.00 to $20.75     751,360              6.08               $16.76         615,860         $16.92
$21.75 to $28.88     593,350              8.55               $23.56          64,400         $23.15
</TABLE

The Company has adopted the disclosure-only provisions of FASB 123.
Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of FASB 123, the Company's net earnings and net earnings per share would have been reduced to the pro-forma amounts indicated in the following table:

                                                 1998       1997       1996
                                                 ----       ----       ----
Net earnings - as reported                     $40,266    $21,882    $15,839
Net earnings - pro forma                       $38,761    $20,808    $15,154

Basic net earnings per share - as reported     $  2.67    $  1.33    $  0.88
Basic net earnings per share - pro forma       $  2.57    $  1.26    $  0.83
Diluted net earnings per share - as reported   $  2.58    $  1.32    $  0.87
Diluted net earnings per share - pro forma     $  2.48    $  1.25    $  0.83

For 1996, the pro-forma effect on net earnings and net earnings per share may not be representative of the pro-forma effect on net earnings and net earnings per share in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to 1995.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: a risk-free interest rate of 5.4%, 6.3% and 5.6%; an expected volatility factor for the market price of the Company's common stock of 35%, 34% and 34%; a dividend yield of .7%, 1.2% and 4.0%; and an expected life of 5 years, 5 years and 6 years. The weighted-average fair value as of the grant date for options granted in 1998, 1997 and 1996 was $9.11, $4.90 and $4.07, respectively.

NOTE M:   COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. As of December 31, 1998, the Company had deposits and letters of credit outstanding of $30,565 for options and land purchase contracts having a total purchase price of $387,963.

Rent expense primarily relates to office facilities, model home furniture and equipment. Total rent expense amounted to $14,142, $10,634 and $10,191 for the years ended December 31, 1998, 1997, and 1996 respectively. Future minimum rental commitments under non-cancelable leases with remaining terms in excess of one year are as follows:

1999                                   $ 8,326
2000                                     7,341
2001                                     6,033
2002                                     3,793
2003                                     1,276
After 2003                                 205
                                       -------
Total lease commitments                $26,974

Contingencies

Contingent liabilities may arise from the obligations incurred in the ordinary course of business, or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. Total development bonds at December 31, 1998, were $166,148, and total deposits and letters of credit at December 31, 1998, were $20,130.

On July 31, 1998, Ryland Mortgage Company ("RMC") entered into a Plea
Agreement with the United States Attorney's Office for the Middle District of
Florida to resolve all charges in connection with an indictment previously brought against RMC (the "Indictment"). The Indictment concerns actions in 1993 related to two of RMC's loan servicing contracts with the Resolution
Trust Corporation ("RTC").  Under the terms of the Plea Agreement, RMC paid
$3.5 million in restitution plus interest, as well as a fine of $4.2 million and admitted responsibility for two charges of impeding the function of the RTC.

As a result of the Indictment, the U.S Department of Housing and Urban
Development ("HUD") previously had indicated that it was considering sanctions against RMC, including possible withdrawal of RMC's right to participate in the Federal Housing Administration ("FHA") loan program and originate FHA loans. RMC has entered into an agreement with HUD under which it expects to be able to continue to originate loans and participate in the FHA loan program while HUD considers what administrative action, if any, it will take as a result of the resolution of the Indictment. RMC is continuing its dialogue with representatives of HUD to reach agreement on its ability to continue to participate in the FHA loan program. The Company also is exploring alternative arrangements in the event that RMC is not successful in these efforts. Termination of RMC's right to participate could be followed by similar exclusions from the loan programs of other RMC investors. No assurance can be given regarding the results of these ongoing discussions with HUD and its possible impact on RMC and its business.

The Company is party to various other legal proceedings generally incidental to its businesses. Based on evaluation of these other matters and discussions with counsel, management believes that liabilities to the Company arising from these other matters will not have a material adverse effect on the financial condition of the Company.

THE RYLAND GROUP, INC. & SUBSIDIARIES
Report of Independent Auditors

Board of Directors and Stockholders
The Ryland Group, Inc.

We have audited the accompanying consolidated balance sheets of The Ryland
Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the resposibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the finacial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting priciples used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland
Group, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting priciples.


/s/ Ernst & Young LLP

Baltimore, Maryland
January 27, 1999

THE RYLAND GROUP, INC. & SUBSIDIARIES
Report of Management


Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's judgements and estimates.

The accounting systems, which record, summarize and report financial information, are supported by internal control systems, which are designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. These systems are the responsibility of management and are regularly tested by the Company's internal auditors. The external auditors also review and test the effectiveness of these systems to the extent they deem necessary to express and opinion on the cosolidated financial statements.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the external auditors to review accounting, auditing and financial matters. Both the internal auditors and the external auditors have unrestricted access to the Audit Committee.

/s/ Michael D. Mangan

Michael D. Mangan
Executive Vice President
Chief Financial Officer

TRE RYLAND GROUP, INC. & SUBSIDIARIES
Quarterly Financial Data and Common Stock Prices and Dividends

(amounts in thousands,
except per share data)                            1998                                        1997
unaudited                       Dec. 31   Sept. 30    June 30   March 31    Dec. 31   Sept. 30    June 30   March 31
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS:
   Revenues                     $541,086   $462,246   $425,851   $336,305   $499,062   $421,604   $399,620   $329,520
   Earnings before taxes
    and extraordinary item        30,335     22,295     14,711      7,817     15,891     11,235      6,451      2,893
   Income tax expense             12,783      9,772      5,884      3,127      6,356      4,494      2,581      1,157
                                --------------------------------------------------------------------------------------
Net earnings before
  extraordinary item            $ 17,552     12,523      8,827      4,690      9,535      6,741      3,870      1,736
Extraordinary item - loss on
  early extinguishment of debt
  (net of taxes of $2,217)             0     (3,326)         0          0          0          0          0          0
                                -------------------------------------------------------------------------------------
Net earnings                    $ 17,552   $  9,197   $  8,827   $  4,690   $  9,535   $  6,741   $  3,870   $  1,736
 Basic net earnings per
  common share                  $   1.18   $   0.61   $   0.58   $   0.30   $   0.64   $   0.42   $   0.22   $   0.08
Diluted net earnings per
  common share                  $   1.12   $   0.59   $   0.57   $   0.29   $   0.62   $   0.41   $   0.22   $   0.08
Weighted average common
  shares outstanding
    Basic                         14,691     14,667     14,758     14,713     14,433     14,916     15,684     15,878
    Diluted                       15,611     15,521     15,599     15,245     15,375     15,907     15,772     16,001
----------------------------------------------------------------------------------------------------------------------

COMMON STOCK PRICES AND  DIVIDENDS

The Ryland Group, Inc. lists its common shares on the New York Stock Exchange, trading under the symbol RYL.  The table below presents the high and low market prices and dividend information for the Company.  The number of common stockholders of record as of February 18, 1999, was 3,114. (See Note I for dividend restrictions)

                                                   Dividends                                                      Dividends
                                                   Declared                                                       Declared
1998                   High            Low         Per Share          1997             High           Low         Per Share
-------------------------------------------------------------------------------------------------------------------------
First quarter     $  29 13/16      $  21 1/2        $0.04        First quarter    $  14          $  11 3/4         $0.15
Second quarter       27 11/16         19 1/2         0.04        Second quarter      14 1/8         11 3/8          0.04
Third quarter        27  5/16         19 3/4         0.04        Third quarter       18 1/2         13 3/4          0.04
Fourth quarter       29  1/8          20 7/8         0.04        Fourth quarter      24 7/8         17 5/8          0.04
-------------------------------------------------------------------------------------------------------------------------

