Form 10-K, Exhibit 13
period 1999-12-31
RYLAND GROUP INC
filed 2000-03-27
CIK 85974

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Selected Financial Data

(amounts in millions, except share data) unaudited                   1999      1998       1997      1996      1995
------------------------------------------------------------------------------------------------------------------
ANNUAL RESULTS

Revenues
   Homebuilding                                                   $ 1,959   $ 1,695    $ 1,557   $ 1,473   $ 1,458
   Financial services and limited-purpose subsidiaries                 50        70         93       107       127
                                                                  -------   -------    -------   -------   -------
     Total                                                          2,009     1,765      1,650     1,580     1,585
Cost of sales-- homebuilding 1                                      1,633     1,429      1,346     1,277     1,325
Selling, general and administrative expenses                          239       216        211       203       211
Interest expense                                                       28        45         57        74        91
                                                                  -------   -------    -------   -------   -------
Earnings (loss) from continuing operations before taxes               109        75         36        26       (42)
Tax expense (benefit)                                                  42        32         14        10       (17)
                                                                  -------   -------    -------   -------   -------
Net earnings (loss) from continuing operations
  before extraordinary item                                            67        43         22        16       (25)
Discontinued operations, net of taxes 2                                 0         0          0         0        22
Extraordinary item, extinguishment of debt 3                            0        (3)         0         0         0
                                                                  -------   -------    -------   -------   -------
Net earnings (loss)                                               $    67   $    40    $    22   $    16   $    (3)
------------------------------------------------------------------------------------------------------------------
YEAR-END POSITION

Assets
   Housing inventories                                            $   823   $   642    $   555   $   575   $   538
   Mortgage loans, held-for-sale                                       40       159        200       180       285
   Mortgage-backed securities and notes receivable                     99       112        153       144       113
   Collateral for bonds payable of limited-purpose subsidiaries        40        92        142       214       375
   Other assets                                                       246       210        233       226       270
                                                                  -------   -------    -------   -------   -------
     Total assets                                                 $ 1,248   $ 1,215    $ 1,283   $ 1,339   $ 1,581
------------------------------------------------------------------------------------------------------------------
Liabilities

   Long-term debt                                                 $   378   $   308    $   310   $   354   $   397
   Short-term notes payable                                           157       223        341       326       367
   Bonds payable of limited-purpose subsidiaries                       37        88        137       207       365
   Other liabilities                                                  290       250        190       142       151
                                                                  -------   -------    -------   -------   -------
     Total liabilities                                            $   862   $   869    $   978   $ 1,029   $ 1,280
------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                              $   386   $   346    $   305   $   310   $   301
------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA

Basic
  Net earnings (loss) from continuing operations
     before extraordinary item                                    $  4.49   $  2.90    $  1.33   $  0.88   $ (1.78)
  Net earnings (loss)                                             $  4.49   $  2.67    $  1.33   $  0.88   $ (0.31)

Diluted
  Net earnings (loss) from continuing operations
     before extraordinary item                                    $  4.30   $  2.79    $  1.32   $  0.87   $ (1.78)
  Net earnings (loss)                                             $  4.30   $  2.58    $  1.32   $  0.87   $ (0.31)
Dividends declared                                                $  0.16   $  0.16    $  0.27   $  0.60   $  0.60
Stockholders' equity                                              $ 27.22   $ 22.83    $ 20.31   $ 19.00   $ 18.69
------------------------------------------------------------------------------------------------------------------
1.   1995  reflects  a  $45  million  pretax  charge  related  to   homebuilding
     inventories and investments in unconsolidated joint ventures.

2.   The  Company  sold its  institutional  mortgage  securities  administration
     business  in  the  second  quarter  of  1995.   Results  from  discontinued
     operations  include a  second-quarter  gain on this sale and the results of operations for the first half of 1995.

3.   The Company reported an  extraordinary  after-tax charge of $3.3 million in
     1998 which was related to a loss on the early extinguishment of debt.

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Results of
Operations and Financial Condition

THE COMPANY

Operations of The Ryland Group and its subsidiaries  ("the Company")  consist of two business  segments:  homebuilding  and  financial  services.  The Company's homebuilding  segment constructs and sells  single-family  attached and detached homes in 21 markets.  The financial services segment provides  mortgage-related products and services for retail customers and conducts investment activities.

RESULTS OF OPERATIONS
Consolidated

The Company  reported record  consolidated net earnings from operations of $66.7 million,  or $4.49 per share ($4.30 per share  diluted),  for 1999,  compared to consolidated net earnings (before extraordinary item) of $43.6 million, or $2.90 per share ($2.79 per share diluted),  for 1998 and  consolidated net earnings of
$21.9 million, or $1.33 per share ($1.32 per share diluted), for 1997.

The  homebuilding  segment  reported pretax earnings of $120.8 million for 1999, compared  to pretax  earnings of $80.1  million for 1998 and pretax  earnings of
$35.2  million  for  1997.  Homebuilding  results  in 1999  increased  from 1998 primarily due to higher gross profit  margins  combined with  increased  closing volume and lower interest expense.  Homebuilding  results in 1998 increased from
1997 also due to higher gross profit  margins  combined with  increased  closing volume and lower interest expense.

The financial  services  segment  reported  pretax earnings of $11.8 million for
1999,  compared to $5.7 million  (excluding a $6.1 million gain on the bulk sale of servicing  rights) reported for the full year 1998 and $15.6 million reported for 1997.  The increase in 1999 from 1998,  excluding the $6.1 million gain, was due to cost-reduction  initiatives and lower interest  expense.  The decrease in
1998 from 1997 was  primarily  attributable  to a  significant  reduction in the
Company's  loan servicing  operations due to portfolio  sales in 1997 and in the first quarter of 1998.

Corporate expenses represent the costs of corporate  functions which support the business  segments.  Corporate  expenses  of $23.3  million  for 1999 and  $16.7 million for 1998  increased  $6.6 million and $2.4 million,  respectively,  from prior year levels,  primarily resulting from increases in incentive compensation attributable  to higher  earnings  levels in 1999 and 1998 and charges  totaling
$3.4 million in 1999,  relating to the  relocation of the  corporate  office to
California.

The  Company's  limited-purpose  subsidiaries  no longer  issue  mortgage-backed securities  and  mortgage-participation  securities,  but they  continue to hold collateral  for  previously  issued  mortgage-backed  bonds in which the Company maintains  a  residual  interest.  Revenues,  expenses  and  portfolio  balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to  scheduled  payments,  prepayments  and  exercises  of  early  redemption provisions. Revenues have approximated expenses for the last three years.

HOMEBUILDING SEGMENT
Results of operations  for the  homebuilding  segment are  summarized as follows
(amounts in thousands, except average closing price):

                                   1999         1998         1997
-----------------------------------------------------------------
Revenues
   Residential               $1,937,387   $1,664,267   $1,527,107
   Other                         21,445       30,238       30,219
                             ----------   ----------   ----------
   Total                      1,958,832    1,694,505    1,557,326
Gross profit                    325,738      265,742      211,185
Selling, general and
   administrative expenses      193,193      168,004      152,071
Interest expense                 11,715       17,681       23,964
                             ----------   ----------   ----------
Homebuilding pretax
   earnings                  $  120,830   $   80,057   $   35,150
Average closing price        $  190,000   $  185,000   $  182,000
-----------------------------------------------------------------

Homebuilding  revenues increased 16 percent in 1999,  compared to 1998, due to a
13 percent  increase in closings and an increase in the average  closing  price.
The increase in closings in 1999 was due to a higher backlog at the beginning of the year and an increase in homes sold  during the year.  Homebuilding  revenues increased 9 percent in 1998,  compared to 1997,  due to a 7 percent  increase in closings  and an increase in the average  closing  price.  Homebuilding  results included  pretax  gains from land sales of $0.7  million,  $1.2 million and $4.8 million in 1999, 1998 and 1997, respectively.

Gross profit margins from home sales averaged 16.8 percent for 1999, an increase from the 15.9 percent for 1998 and a significant  increase from the 13.5 percent for 1997.  The  improvement  was primarily due to increased  closings from newer communities,  which had more profitable land positions and a more cost-effective product.  Sales  price  increases  and  Company  initiatives  to  reduce  direct construction costs also contributed to improved margins.

Selling,  general and administrative  expenses as a percent of revenues were 9.9 percent for 1999 and 1998 and 9.8 percent for 1997.  This slight  increase  from
1997 was  primarily  due to  higher  selling  costs  associated  with  increased closings and a higher  incentive  compensation  expense  resulting from improved earnings.

Interest  expense  decreased  $6.0 million,  or 34 percent in 1999,  compared to
1998,  due to lower  effective  rates paid on borrowings  and an increase in the amount of  interest  capitalized  on land under  development.  Interest  expense
decreased  26  percent  in  1998,   compared  to  1997,  due  to  lower  average
homebuilding  borrowings,  lower  effective  rates  paid  on  borrowings  and an increase in the amount of interest capitalized on land under development.

HOMEBUILDING OPERATIONAL DATA

---------------------------------------------------------------
          New Orders (Units)    %       Closings (Units)    %
             1999     1998   Change      1999     1998   Change
---------------------------------------------------------------
North       2,917    2,776        5     2,801    2,670        5
South       5,235    4,205       25     4,981    3,877       28
West        2,256    2,449       (8)    2,411    2,447       (1)
           ------   ------   ------    ------   ------   ------
   Total   10,408    9,430       10    10,193    8,994       13
---------------------------------------------------------------

                       Outstanding Contracts                 Outstanding Contracts
                         December 31, 1999                     December 31, 1998
--------------------------------------------------------------------------------------

                                  Dollars                          Dollars
                           %         in       Average                 in       Average
              Units     Change    Millions     Price       Units   Millions     Price
--------------------------------------------------------------------------------------
North         1,211         11    $    227   $187,000      1,095   $    213   $194,000
South         2,068         14         361    174,000      1,814        312    172,000
West            388        (29)        103    266,000        543        128    235,000
           --------   --------    --------   --------   --------   --------   --------
   Total      3,667          6    $    691   $188,000      3,452   $    653   $189,000
--------------------------------------------------------------------------------------

New orders  increased 10 percent in 1999,  compared to 1998. In the West region, sales  were  down  primarily  due to an exit  from the  Portland  and Salt  Lake markets.  As of December 31, 1999,  the Company had  outstanding  contracts  for
3,667 units, an increase of 6 percent from year-end 1998, due to the increase in new orders  during  the year.  Outstanding  contracts  represent  the  Company's backlog of sold but not closed  homes,  which are  generally  built and  closed, subject to  cancellation,  over the  subsequent  two quarters.  The $691 million value of outstanding contracts increased 6 percent from year-end 1998.

FINANCIAL SERVICES SEGMENT
Revenues  and  expenses  of  the  Company's   financial  services  segment  are
summarized as follows (amounts in thousands):

                                    1999      1998      1997
------------------------------------------------------------
Retail revenues:
   Interest and
     net origination fees        $ 5,595   $ 7,524   $ 7,651
   Gains on sales of mortgages
     and servicing rights         17,598    22,667    21,968
   Loan servicing                  1,581     7,675    24,464
   Title/escrow                    9,036     8,723     6,394
                                 -------   -------   -------
     Total retail revenues        33,810    46,589    60,477
Revenues from investment
   operations                      9,776    13,796    16,452
                                 -------   -------   -------
     Total revenues              $43,586   $60,385   $76,929
Expenses:
   General and administrative     21,905    32,023    43,454
   Interest                        9,843    16,574    17,890
                                 -------   -------   -------
   Total expenses                 31,748    48,597    61,344
                                 -------   -------   -------
Pretax earnings                  $11,838   $11,788   $15,585
------------------------------------------------------------

Pretax earnings by line of business were as follows
(amounts in thousands):

                                    1999      1998      1997
------------------------------------------------------------

Retail                           $ 9,180   $ 7,915   $10,093
Investments                        2,658     3,873     5,492
                                 -------   -------   -------
   Total                         $11,838   $11,788   $15,585
------------------------------------------------------------

FINANCIAL SERVICES OPERATIONAL DATA
                                     1999      1998      1997
-------------------------------------------------------------

Retail operations:
   Number of mortgage
     originations                   7,106     8,412     7,248
   Dollars (in millions)           $1,100    $1,200    $1,005
   Percent of total originations
     from Ryland Homes                 68%       70%       66%
Investment operations:
   Portfolio average
     balance (in millions)         $   98    $  139    $  153
-------------------------------------------------------------

Revenues and general and  administrative  expenses for the  financial  services segment decreased for the year ended December 31, 1999,  compared with 1998. The decreases  were primarily due to a decline in loan  servicing  operations  which were related to loan servicing portfolio sales in the first quarter of 1998 and a decrease in  originations.  An increase in  profitability  per loan more than offset the effect of lower  originations and reduced servicing income.  Revenues and general and  administrative  expenses for financial  services decreased for the year  ended  1998,  compared  with  1997,  due in part to a decline  in loan servicing  operations  which were related to loan servicing  portfolio  sales in
1997 and during the first quarter of 1998.

Interest  expense  decreased  41 percent for the year ended  December  31, 1999, compared with 1998,  primarily due to a decrease in the warehouse holding period for  mortgage  loans before they were sold in the  secondary  market and a lower investment portfolio balance. Interest expense decreased 7 per cent for the year ended 1998,  compared  with 1997,  primarily  due to a decrease in the warehouse holding period for mortgage loans before they were sold in the secondary market.

Retail operations  include  residential  mortgage  origination,  loan servicing, title,  escrow and homeowners  insurance  services for retail customers.  Retail operations reported pretax earnings of $9.2 million for 1999, compared with $7.9 million for 1998 and $10.1  million for 1997.  The Company  sold the majority of its loan  servicing  portfolio in the first quarter of 1998 and realized a $6.1 million  pretax  gain,  net of expenses and  liabilities  related to the sale of servicing.

Mortgage originations decreased in 1999 by 16 percent from 1998 primarily due to a decrease in  third-party  originations,  partially  offset by a higher closing volume  from  homebuilder  originations.  The  decrease  in 1999  from  1998 was primarily  attributable  to the Company's  decision to exit certain  third-party origination markets.  The number of mortgage  originations for 1998 increased by
16  percent  from 1997 due to a higher  closing  volume  from  homebuilder  loan originations and higher refinancing activity.

Investment   operations   holds  certain   assets,   primarily   mortgage-backed
securities, which were obtained as a result of the exercise of redemption rights
on   various   mortgage-backed   bonds   previously   owned  by  the   Company's
limited-purpose  subsidiaries.  Pretax earnings from investment  operations were
$2.7 million for 1999,  compared with $3.9 million for 1998 and $5.5 million for
1997.  Pretax  earnings  decreased  $1.2  million in 1999,  compared  with 1998, primarily due to a lower average  portfolio  balance which resulted in a decline in  interest  and  other  income.  The  decline  in 1998 was also due to a lower average  portfolio  balance which resulted in a decline in interest income,  and due to the fact that 1997 results  included $0.8 million of other income related to the redemption of certain securities.

FINANCIAL CONDITION AND LIQUIDITY
Cash  requirements  for  the  Company's  homebuilding  and  financial  services segments are generally provided from outside borrowings and internally generated funds.  The Company believes that its current sources of cash are sufficient to finance its current requirements.

The homebuilding  segment's borrowings include senior notes, senior subordinated notes, an unsecured  revolving  credit  facility and  nonrecourse  secured notes payable.  Senior and senior  subordinated notes outstanding totaled $308 million as of December 31, 1999 and 1998.

The Company uses its unsecured  revolving credit facility to finance  increases in its homebuilding  inventory and working capital. In October 1999, the Company increased its bank revolving credit agreement from $300 million to $375 million.
This new  facility  will  mature  in  October  2003.  There was $70  million  in outstanding  borrowings  under this  facility as of December  31,  1999,  and no outstanding  borrowings under this facility as of December 31, 1998. The Company had letters of credit  outstanding  under this facility  totaling $49 million at
December  31,  1999,  and $34 million at December  31,  1998.  To finance  land purchases, the Company may also use seller-financed,  nonrecourse secured notes payable.  At  December  31, 1999 and 1998,  there were no  material  outstanding seller-financed notes payable.

Housing inventories increased to $823 million as of December 31, 1999, from $642 million as of December 31, 1998. This increase reflects a higher sold inventory, related to the  increase  in  year-end  backlog,  and an  increase in land under development  and  improved  lots  commensurate  with  growth.  The  increase  in inventory was funded with internally  generated  funds and borrowings  under the revolving credit facility.

The financial services segment uses cash generated from
operations and borrowing arrangements to finance its operations. The financial services segment renewed its three-year bank credit facility,  which provides up to $200 million for mortgage  warehouse  funding and matures in May 2002.  Other borrowing  arrangements as of December 31, 1999, included  repurchase  agreement facilities  aggregating $150 million and a $35 million revolving credit facility used to finance investment portfolio securities. At December 31, 1999 and 1998, combined  borrowings of the financial  services segment  outstanding  under all agreements were $157 million and $223 million, respectively.

Mortgage loans, notes receivable and mortgage-backed
securities held by the  limited-purpose  subsidiaries were pledged as collateral for previously issued mortgage-backed bonds, the terms of which provided for the retirement of all bonds from the proceeds of the collateral.  The source of cash for the  bond  payments  was  cash  received  from  the  mortgage  loans,  notes receivable and mortgage-backed securities.

The Ryland Group has not guaranteed  the debt of either the financial  services segment or the limited-purpose subsidiaries.

During  1999,  the Company  repurchased  approximately  1,188,000  shares of its outstanding common stock at a cost of approximately $27 million.  As of December
31, 1999, the Company had Board  authorization to repurchase up to an additional
770,200 shares of its outstanding  common stock. In addition,  in February 2000, the Board of Directors  approved the  repurchase of up to one million  shares of the Company's  outstanding  common stock. The Company's stock repurchase program has been funded through internally generated funds.

YEAR 2000 READINESS DISCLOSURE
The  Company  did not  experience  any  disruptions  to its  systems or business related  to the Year  2000  remediation.  The  Company  completed  its Year 2000 remediation efforts, and its business systems are Year 2000 compliant. The costs of achieving Year 2000 compliance aggregated between $1 to $2 million.

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

INTEREST RATE SENSITIVITY
Principal Amount by Expected Maturity
                                                                                                                     Fair Value
(dollars in thousands)                2000       2001      2002       2003       2004    THEREAFTER         TOTAL     12/31/99
------------------------------------------------------------------------------------------------------------------------------------

HOMEBUILDING
Liabilities
   Long-term debt (fixed rate)     $ 8,000                                   $100,000     $ 200,000      $308,000      $295,080
     Average interest rate           10.5%                                       9.6%          9.4%          9.5%
   Long-term debt (variable rate)                                 $ 70,000 1                             $ 70,000      $ 70,000
     Average interest rate                                         Various 2                              Various 2
FINANCIAL SERVICES
Assets
   Mortgage loans, held-for-sale
     (fixed rate)                 $ 30,913                                                               $ 30,913      $ 31,398
     Average interest rate            6.2%                                                                   6.2%
   Mortgage loans, held-for-sale
     (variable rate)              $  9,607                                                               $  9,607       $ 9,758
     Average interest rate            7.2%                                                                   7.2%
   Mortgage-backed securities,
     available-for-sale           $  6,508    $ 4,983  $  3,824   $  2,933    $ 2,252       $ 7,617      $ 28,117      $ 29,823
     Average interest rate            9.3%       9.4%      9.4%       9.5%       9.5%          9.6%          9.5%
   Mortgage-backed securities,
     held-to-maturity             $  4,036    $ 2,949  $  2,158   $  1,582    $ 1,161       $ 3,248      $ 15,134      $ 15,911
     Average interest rate            8.7%       8.7%      8.7%       8.7%       8.8%          8.8%          8.7%
   Notes receivable, whole loans
     and funds held by trustee    $ 13,356    $10,028  $  7,549   $  5,689    $ 4,291       $13,379      $ 54,292      $ 57,433
     Average interest rate            9.2%       9.2%      9.2%       9.3%       9.3%          9.4%          9.3%
Liabilities
   Short-term notes payable
     (variable rate)              $ 97,234             $ 60,224 3                                        $157,458      $157,458
     Average interest rate         Various 2            Various 2                                         Various 2
Off balance sheet financial
instruments
   Forward-delivery contracts:
     Notional amount              $ 30,000                                                               $ 30,000      $    298
     Average interest rate            7.3%                                                                   7.3%
   Commitments to originate
     mortgage loans:
     Notional amount              $ 18,880                                                               $ 18,880       $ 3,292
     Average interest rate            7.7%                                                                   7.7%
------------------------------------------------------------------------------------------------------------------------------------
1.   Includes  borrowings under the unsecured  revolving credit facility,  which expires in 2003. The Company does not represent that such  borrowings  will be outstanding until 2003.
2.   Variable  interest  rate  available  to the  Company is based  upon  LIBOR,
     Federal Funds or Prime Rate plus the specified  margin over LIBOR,  Federal
     Funds or Prime Rate.
3.   Includes borrowings under the mortgage warehouse facility. The Company does not represent such borrowings will be outstanding until 2002.

Interest rate risk is the primary market risk facing the Company.  Interest rate risk not only arises  principally in the Company's  financial  services segment, but also in respect to the  homebuilding  segment's  long-term debt. The Company enters into  forward-delivery  contracts  and may, at times,  use other  hedging contracts to mitigate  its  exposure to movements in interest  rates on mortgage loan  commitments  and  mortgage  loans  held-for-sale.  The  selection of these hedging  contracts is based upon a marketing  strategy which  establishes a risk tolerance  level.  The major factors  influencing  the use of hedging  contracts include general market conditions, interest rates, types of mortgages originated and the  percentage  of mortgage  loan  commitments  expected to be funded.  The market risk assumed while holding the hedging contracts  generally mitigates the market risk  associated  with  mortgage  loan  commitments  and  mortgage  loans held-for-sale. In managing interest rate risk, the Company does not speculate on the direction of interest rates. Although collateral for bonds payable and bonds payable of the  limited-purpose  subsidiaries are subject to interest rate risk, the Company has not guaranteed nor is otherwise  obligated with respect to these bond issues and, therefore, has no risk of loss.

Note:
Certain  statements  in this annual report may be  "forward-looking  statements"
within  the  meaning  of  the  Private   Securities   Litigation  Act  of  1995.
Forward-looking  statements are based on various  factors and  assumptions  that include risks and  uncertainties,  the  completion and  profitability  of sales reported,  the  market  for  homes  generally  and in areas  where  the  Company operates,  the availability and cost of land, changes in economic conditions and interest  rates,  availability  and  increases  in raw material and labor costs, consumer  confidence,  government  regulations,  and  general  competitive  and industry  related  factors,  all or each of which may cause  actual  results  to differ materially.

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

                                                                          Year ended December 31,
(amounts in thousands, except share data)                           1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
   Homebuilding:
     Residential revenue                                    $  1,937,387   $  1,664,267    $  1,527,107
     Other revenue                                                21,445         30,238          30,219
                                                            ------------   ------------    ------------
     Total homebuilding revenue                                1,958,832      1,694,505       1,557,326
   Financial services                                             43,586         60,385          76,929
   Limited-purpose subsidiaries                                    6,848         10,598          15,551
                                                            ------------   ------------    ------------
     Total revenues                                            2,009,266      1,765,488       1,649,806
EXPENSES
   Homebuilding:
     Cost of sales                                             1,633,094      1,428,763       1,346,141
     Selling, general and administrative                         193,193        168,004         152,071
     Interest                                                     11,715         17,681          23,964
                                                            ------------   ------------    ------------
     Total homebuilding expenses                               1,838,002      1,614,448       1,522,176
   Financial services:
     General and administrative                                   21,905         32,023          43,454
     Interest                                                      9,843         16,574          17,890
                                                            ------------   ------------    ------------
     Total financial services expenses                            31,748         48,597          61,344
   Limited-purpose subsidiaries                                    6,848         10,598          15,551
   Corporate                                                      23,332         16,687          14,265
                                                            ------------   ------------    ------------
     Total expenses                                            1,899,930      1,690,330       1,613,336
Earnings before taxes and extraordinary item                     109,336         75,158          36,470
Tax expense                                                       42,641         31,566          14,588
                                                            ------------   ------------    ------------
NET EARNINGS BEFORE EXTRAORDINARY ITEM                            66,695         43,592          21,882
Extraordinary item-- loss on early extinguishment
    of debt (net of taxes of $2,217)                                   0         (3,326)              0
                                                            ------------   ------------    ------------
NET EARNINGS                                                $     66,695   $     40,266    $     21,882
-------------------------------------------------------------------------------------------------------
Preferred dividends                                         $        831   $      1,000    $      1,630
Net earnings applicable to common stockholders              $     65,864   $     39,266    $     20,252
NET EARNINGS PER COMMON SHARE
   Basic:
     Net earnings before extraordinary item                 $       4.49   $       2.90    $       1.33
     Extraordinary item                                                0          (0.23)              0
                                                            ------------   ------------    ------------
     Net earnings per common share                          $       4.49   $       2.67    $       1.33
   Diluted:
     Net earnings before extraordinary item                 $       4.30   $       2.79    $       1.32
     Extraordinary item                                                0          (0.21)              0
                                                            ------------   ------------    ------------
     Net earnings per common share                          $       4.30   $       2.58    $       1.32
Average common shares outstanding:
    Basic                                                     14,678,925     14,709,404      15,227,829
    Diluted                                                   15,505,382     15,603,312      15,405,067
------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

                                                                           December 31,
(amounts in thousands, except share data)                               1999         1998
-----------------------------------------------------------------------------------------
ASSETS
Homebuilding:
   Cash and cash equivalents                                      $   36,297   $   48,100
   Housing inventories:
     Homes under construction                                        432,735      373,012
     Land under development and improved lots                        389,946      268,750
                                                                  ----------   ----------
     Total inventories                                               822,681      641,762
   Property, plant and equipment                                      26,619       26,818
   Purchase price in excess of net assets acquired                    21,710       23,473
   Other assets                                                       48,064       38,515
                                                                  ----------   ----------
                                                                     955,371      778,668
Financial Services:
   Cash and cash equivalents                                          33,629        1,684
   Mortgage loans, held-for-sale                                      40,520      158,611
   Mortgage-backed securities and notes receivable                    99,249      111,654
   Other assets                                                       16,326       14,734
                                                                  ----------   ----------
                                                                     189,724      286,683
Other Assets:
   Collateral for bonds payable of limited-purpose subsidiaries       39,633       92,403
   Net deferred taxes                                                 32,134       31,384
   Other                                                              31,461       26,260
                                                                  ----------   ----------
     TOTAL ASSETS                                                 $1,248,323   $1,215,398

LIABILITIES
Homebuilding:
   Accounts payable and other liabilities                         $  208,133   $  173,370
   Long-term debt                                                    378,000      308,152
                                                                  ----------   ----------
                                                                     586,133      481,522
Financial Services:
   Accounts payable and other liabilities                              7,211       16,473
   Short-term notes payable                                          157,458      223,058
                                                                  ----------   ----------
                                                                     164,669      239,531
Other Liabilities:
   Bonds payable of limited-purpose subsidiaries                      37,339       87,980
   Other                                                              73,645       60,082
                                                                  ----------   ----------
     TOTAL LIABILITIES                                               861,786      869,115
                                                                  ----------   ----------
STOCKHOLDERS' EQUITY:
Convertible preferred stock, $1 par value:
     Authorized-- 1,400,000 shares
     Issued-- 350,137 shares (416,744 for 1998)                          350          417
Common stock, $1 par value:
     Authorized -- 78,600,000 shares
     Issued-- 13,850,819 shares (14,751,753 for 1998)                 13,851       14,752
Paid-in capital                                                       71,730       93,193
Retained earnings                                                    299,547      236,011
Accumulated other comprehensive income                                 1,059        1,910
                                                                  ----------   ----------
     TOTAL STOCKHOLDERS' EQUITY                                      386,537      346,283
                                                                  ----------   ----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $1,248,323   $1,215,398
-----------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

                                                                                          ACCUMULATED
                                                                                             OTHER                     TOTAL
                                            PREFERRED   COMMON     PAID-IN    RETAINED   COMPREHENSIVE  DUE FROM   STOCKHOLDERS'
(amounts in thousands, except share data)     STOCK      STOCK     CAPITAL    EARNINGS      INCOME     RSOP TRUST     EQUITY
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1997                    $862      $15,853   $116,652   $184,678      $2,758       $(10,354)   $310,449
Comprehensive income:
   Net earnings                                                                21,882                                 21,882
   Other comprehensive income, net of tax:
     Unrealized gains/(losses) on mortgage-
       backed securities,
       net of taxes of $(184)                                                                (276)                      (276)
   Total comprehensive income                                                                                         21,606
Preferred stock dividends (per share $2.21)                                    (1,630)                                (1,630)
Common stock dividends (per share $0.27)                                       (4,155)                                (4,155)
Repurchase of common stock                               (1,689)   (23,824)                                          (25,513)
Conversions of preferred stock                (110)         110     (1,474)                                           (1,474)
Retirement of preferred stock and
   related RSOP debt                          (249)                 (9,293)    (1,850)                    11,392           0
Reclassification of preferred paid-in capital
   and related RSOP receivable                                       2,400                                (6,037)     (3,637)
RSOP debt repayments                                                                                       4,999       4,999
Employee stock plans (248,017 shares)                       248      4,041        189                                  4,478
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                   503       14,522     88,502    199,114       2,482              0     305,123
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                                40,266                                 40,266
   Other comprehensive income, net of tax:
     Unrealized gains/(losses) on mortgage-
       backed securities,
       net of taxes of $(381)                                                                (572)                      (572)
   Total comprehensive income                                                                                         39,694
Preferred stock dividends (per share $2.21)                                    (1,000)                                (1,000)
Common stock dividends (per share $0.16)                                       (2,369)                                (2,369)
Repurchase of common stock                                 (353)    (6,676)                                           (7,029)
Conversions and retirements of
   preferred stock                             (86)          73     (1,446)                                           (1,459)
Reclassification of preferred paid-in capital                        3,242                                             3,242
Employee stock plans (509,580 shares)                       510      9,571                                            10,081
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                   417       14,752     93,193    236,011       1,910              0     346,283
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                                66,695                                 66,695
   Other comprehensive income, net of tax:
     Unrealized gains/(losses) on mortgage-
       backed securities,
       net of taxes of $(543)                                                                (851)                      (851)
   Total comprehensive income                                                                                         65,844
Preferred stock dividends (per share $2.21)                                      (831)                                  (831)
Common stock dividends (per share $0.16)                                       (2,328)                                (2,328)
Repurchase of common stock                               (1,188)   (25,938)                                          (27,126)
Conversions and retirements of
   preferred stock                             (67)          63       (896)                                             (900)
Reclassification of preferred paid-in capital                          612                                               612
Employee stock plans (223,800 shares)                       224      4,759                                             4,983
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                  $350      $13,851  $  71,730   $299,547      $1,059            $ 0    $386,537
------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

                                                                                     Year ended December 31,
(amounts in thousands)                                                           1999         1998         1997
---------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                                $  66,695    $  40,266    $  21,882
Adjustments to reconcile net earnings to net cash provided
   by operating activities:
   Depreciation and amortization                                               28,010       25,586       31,396
   Loss on early extinguishment of debt                                             0        5,543            0
Changes in assets and liabilities, net of effects from acquisition:
   (Increase) decrease in inventories                                        (178,590)     (67,828)      19,759
   Net change in other assets, payables and other liabilities                  34,971       95,272       31,657
   Decrease (increase) in mortgage loans held-for-sale                        118,091       41,246      (19,708)
Other operating activities, net                                               (10,039)         354         (849)
                                                                            ---------    ---------    ---------
Net cash provided by operating activities                                      59,138      140,439       84,137

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment                                (29,026)     (22,734)     (17,568)
Principal reduction of mortgage collateral                                     28,940       39,887       41,537
Net principal reduction of mortgage-backed securities, available-for-sale      11,629       10,899       11,969
Sales of mortgage-backed securities, available-for-sale                             0       10,935        2,222
Net principal reduction of mortgage-backed securities, held-to-maturity        15,689       19,942       15,064
Decrease (increase) in funds held by trustee                                    7,843        8,796       (6,808)
Acquisition of The Regency Organization                                             0      (17,885)           0
Other investing activities, net                                                  (232)         767          239
                                                                            ---------    ---------    ---------
Net cash provided by investing activities                                      34,843       50,607       46,655

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt                                                70,000       98,955        2,475
Reduction of long-term debt                                                      (152)    (106,836)     (46,522)
(Decrease) increase in short-term notes payable                               (65,600)    (117,574)      14,982
Bond principal payments                                                       (51,883)     (50,162)     (71,009)
Common and preferred stock dividends                                           (3,249)      (3,399)      (7,320)
Common stock repurchases                                                      (27,126)      (7,028)     (25,513)
Otherfinancing activities, net                                                  4,171        8,651        9,538
                                                                            ---------    ---------    ---------
Net cash used for financing activities                                        (73,839)    (177,393)    (123,369)
Net increase in cash and cash equivalents                                      20,142       13,653        7,423
Cash and cash equivalents at beginning of year                                 49,784       36,131       28,708
                                                                            ---------    ---------    ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $  69,926    $  49,784    $  36,131
---------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest (net of capitalized interest)                        $  53,518    $  50,866    $  54,452
Cash paid for income taxes (net of refunds)                                 $  40,683    $  19,143    $   5,887
---------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(amounts in thousands, except share data, unless otherwise noted)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated  financial statements include the accounts of The Ryland Group and its wholly owned  subsidiaries  ("the Company").  Intercompany  transactions have been  eliminated  in  consolidation.  Certain  amounts in the  consolidated statements  of prior  years  have  been  reclassified  to  conform  to the 1999 presentation.

Use of Estimates
The preparation of financial  statements in conformity with generally  accepted accounting principles requires management to make estimates and assumptions that affect  the  amounts re ported in the  financial  statements  and  accompanying notes. Actual results could differ from these estimates.

Per Share Data
Basic net earnings per common share is computed by dividing net earnings,  after considering  preferred  stock  dividend  requirements,  by the  weighted-average number of common shares outstanding.

Diluted net  earnings  per common  share  additionally  gives effect to dilutive common stock equivalent  shares,  including the assumed  conversion of preferred shares held by The Ryland Group Retirement Savings Opportunity Plan Trust ("RSOP
Trust")  into common  stock.  The effect of the RSOP Trust was  dilutive for the years ended  December 31, 1999 and 1998.  For the year ended  December 31, 1997, the  conversion  of  preferred  shares was not assumed  due to an  anti-dilutive effect.

Income Taxes
The Company  files a consolidated  federal income tax return.  Certain items of income and expense are included in one period for financial  reporting purposes and another  for income tax  purposes.  Deferred  income  taxes are  provided in recognition  of these  differences.  Deferred  tax  assets and  liabilities  are determined based on enacted tax rates and are subsequently  adjusted for changes in these  rates.  A change in deferred  tax assets or  liabilities  results in a charge or credit to deferred tax expense.

Homebuilding Revenues
Homebuilding revenues are recognized when home sales are closed and title passes to the customer.

Service Liabilities
Service and warranty costs are estimated and accrued at the time a home closes.

Housing Inventories
Housing  inventories  consist  principally of homes under  construction and land under development and improved lots.

Inventories  to be held and used are  stated  at  cost,  unless a  community  is determined to be impaired,  in which case the impaired  inventories  are written down to fair  value.  Write-downs  of  impaired  inventories  to fair  value are recorded as adjustments to the cost basis of the respective inventory.

Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell and are  reported  net of valuation  reserves.  Valuation  reserves related to  inventories  to be disposed of amounted to $3.6  million at December
31, 1999,  and $6.2 million at December 31, 1998.  The net carrying value of the related  inventories  amounted to $6.0 million and $16.2 million at December 31,
1999 and 1998, respectively.

Costs of inventory  include  direct costs of land,  material  acquisition,  home construction  and  related  direct  overhead  expenses.  Interest  and taxes are capitalized  during  the land  development  stage.  The costs of  acquiring  and developing land and constructing  certain related amenities are allocated to the parcels to which these costs relate.

The following table is a summary of capitalized interest:

                                              1999        1998
--------------------------------------------------------------
Capitalized interest as of January 1,     $ 21,600    $ 23,644
Interest capitalized                        24,397      18,601
Interest amortized to cost of sales        (19,027)    (20,645)
                                          --------    --------
Capitalized interest as of December 31,   $ 26,970    $ 21,600
--------------------------------------------------------------

Property, Plant and Equipment
Property,  plant and  equipment,  which  includes  model home  furnishings,  are carried at cost less accumulated depreciation and amortization.  Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets.  Model home  furnishings are amortized over the life of the community as homes are closed.

Purchase Price in Excess of Net Assets Acquired
Costs in  excess of net  assets  of  acquired  businesses  (goodwill)  are being amortized on a straight-line basis over their estimated useful lives for periods of up to 30 years.  The Company  periodically  evaluates the businesses to which goodwill  relates,  on an  undiscounted  cash  flow  method,  in order to assess whether the carrying value of goodwill has not been impaired.

Mortgage Loans Held-For-Sale
Mortgage loans held-for-sale are reported net of discounts and are valued at the lower of cost or market  determined on an aggregate  basis.  Any gain or loss on the sale of the loans is recognized at the time of sale.

Mortgage-Backed Securities
The Company  classifies  its  mortgage-backed  securities  into two categories:
held-to-maturity and  available-for-sale.  Management determines the appropriate classification  of these  securities  at the time of purchase and  re-evaluates such designations as of each balance sheet date.

Mortgage-backed  securities are classified as held-to-maturity when the Company has the  positive  intent  and  ability  to hold  the  securities  to  maturity.
Securities  classified  as  held-to-maturity  are  stated  at  amortized  cost.
Securities  classified as  available-for-sale  are measured at fair value, with unrealized  gains  and  losses,  net of  tax,  reflected  as  accumulated  other comprehensive income in stockholders' equity.

Loan Origination Fees, Costs and Mortgage Discounts
Loan  origination  fees,  net of  related  direct  origination  costs,  and loan discount  points are deferred as an adjustment to the carrying  value of related mortgage loans  held-for-sale  and are recognized in income upon the sale of the mortgage loans.

Hedging Contracts
The Company enters into forward-delivery contracts,  options on forward-delivery contracts,  futures contracts and options on futures contracts,  as an end user, for the purpose of  minimizing  its exposure to  movements in interest  rates on mortgage loan  commitments  and mortgage loans  held-for-sale.  These  contracts primarily  represent  commitments  or options to purchase or sell  mortgages  or securities,  generally  within  90 days  and at a  specified  price  or  yield.
Forward-delivery  contracts and futures are  commitments  only and, as such, are not recorded on the  Company's  balance  sheet or statement of earnings.  Option premiums are deferred  when paid and  recognized  as an  adjustment  to gains on sales of  mortgages  over the lives of the  options  on a  straight-line  basis.
Changes in the fair value of  contracts  are  deferred  and included in mortgage loans  held-for-sale.  Changes  in fair  value  are  recognized  in income as an adjustment to gains on sales of mortgages  when the mortgages and securities are sold.

The Company entered into an interest rate swap and collar  agreement to moderate the interest rate risks inherent in the financing of its investment securities.
During the term of the agreement, net settlements were accrued and recognized as an adjustment to interest  expense.  The agreement was not required to be marked to market and, therefore, was not recorded on the Company's balance sheet.

Mortgage Servicing Rights
Retained  mortgage  servicing  rights on originated  loans were  capitalized  by allocating the total cost of the mortgage  loans between the mortgage  servicing rights and the loans based on their  relative  fair values.  Mortgage  servicing rights are  amortized  in  proportion  to and over the period of  estimated  net servicing  revenue.  As of December  31,  1999,  the Company no longer  services mortgage loans.

Stock-Based Compensation
The  Company  has elected to follow the  intrinsic  value  method to account for compensation  expense  which is  related  to the award of stock  options  and to furnish  the  pro  forma  disclosures  required  under  Statement  of  Financial
Accounting   Standards   No.  123  (FAS  123),   "Accounting   for   Stock-based
Compensation."  Since stock option awards are granted at prices no less than the fair-market value of the shares at the date of grant, no compensation expense is recognized.

New Accounting Pronouncements
FAS 133
In June 1998,  the  Financial  Accounting  Standards  Board issued  Statement of
Financial  Accounting  Standards No. 133 (FAS 133),  "Accounting  for Derivative
Instruments  and Hedging  Activities."  In June 1999,  the Financial  Accounting
Standards  Board  delayed,  for one year,  the effective  date of FAS 133 to all years  beginning  after June 15, 2000.  FAS 133 requires all  derivatives  to be recorded  on the  balance  sheet at fair value and  establishes  new  accounting procedures for hedges that will effect the timing of recognition  and the manner in which  hedging gains and losses are  recognized  in the Company's  financial statements.  The Company has not completed its  evaluation of FAS 133;  however, management does not anticipate that the adoption of FAS 133 will have a material impact on the Com pany's earnings or financial position.  The Company currently expects to adopt FAS 133 on January 1, 2001.

NOTE B: EARNINGS PER SHARE RECONCILIATION

The following table sets forth the computation of basic and diluted earnings per share before extraordinary item:

                                                                       1999            1998            1997
------------------------------------------------------------------------------------------------------------------------------------

Numerator:
   Net earnings before extraordinary item                      $     66,695    $     43,592    $     21,882
   Preferred stock dividends                                           (831)         (1,000)         (1,630)
                                                               ------------    ------------    ------------
   Numerator for basic earnings per share-- earnings
     before extraordinary item available to
     common stockholders                                             65,864          42,592          20,252
   Effect of dilutive securities-- preferred stock dividends            831           1,000               0
                                                               ------------    ------------    ------------
   Numerator for diluted earnings per share-- earnings
     before extraordinary item available to
     common stockholders                                       $     66,695    $     43,592    $     20,252
Denominator:
   Denominator for basic earnings per share--
     weighted-average shares                                     14,678,925      14,709,404      15,227,829
   Effect of dilutive securities:
     Stock options                                                  292,580         316,640          69,577
     Conversion of preferred shares                                 384,255         463,374               0
     Equity incentive plan                                          149,622         113,894         107,661
                                                               ------------    ------------    ------------
   Dilutive potential common shares                                 826,457         893,908         177,238
   Denominator for diluted earnings per share--
     adjusted weighted-average shares and
     assumed conversions                                         15,505,382      15,603,312      15,405,067

BASIC EARNINGS PER COMMON SHARE
Net earnings per share before extraordinary item               $       4.49    $       2.90    $       1.33

DILUTED EARNINGS PER COMMON SHARE
Net earnings per share before extraordinary item               $       4.30    $       2.79    $       1.32
-----------------------------------------------------------------------------------------------------------

The assumed  conversion  of  preferred  shares was  dilutive for the years ended
December 31, 1999 and 1998. For the year ended December 31, 1997, the conversion of preferred shares was not assumed due to an anti-dilutive effect.

NOTE C: SEGMENT INFORMATION

The Company is a leading national homebuilder and
mortgage-relatedfinancial servicesfirm. As one of the
largest  single-family  on-site  homebuilders in the United States,  the Company builds homes in 21 markets.  The Company's  homebuilding  segment specializes in the sale and construction of single-family  attached and detached  housing.  The financial services segment provides  mortgage-related products and services for retail  customers,  including  loan  origination,  title,  escrow and homeowners insurance services, and also conducts investment activities.

The Company evaluates  performance and allocates  resources based on a number of factors,  including  segment pretax  earnings.  The  accounting  policies of the segments  are  the  same as  those  described  in the  Summary  of  Significant
Accounting  Policies (see Note A). Certain  corporate  expenses are allocated to the homebuilding and financial services segments. In addition,  amounts related to the  limited-purpose  subsidiaries  are combined with corporate  expenses and corporate assets in the following table as "Other."

                               1999           1998           1997
-----------------------------------------------------------------
Revenues
  Homebuilding          $ 1,958,832    $ 1,694,505    $ 1,557,326
  Financial services         43,586         60,385         76,929
  Other                       6,848         10,598         15,551
                        -----------    -----------    -----------
     Total              $ 2,009,266    $ 1,765,488    $ 1,649,806
-----------------------------------------------------------------

Pretax Earnings
  Homebuilding          $   120,830    $    80,057    $    35,150
  Financial services         11,838         11,788         15,585
  Corporate and other       (23,332)       (16,687)       (14,265)
                        -----------    -----------    -----------
     Total              $   109,336    $    75,158    $    36,470
-----------------------------------------------------------------

Depreciation and
 Amortization
  Homebuilding          $    23,398    $    23,166    $    23,479
  Financial services            810            895          5,901
  Corporate and other         3,802          1,525          2,016
                        -----------    -----------    -----------
     Total              $    28,010    $    25,586    $    31,396
-----------------------------------------------------------------

Identifiable Assets
  Homebuilding          $   955,371    $   778,668    $   671,229
  Financial services        189,724        286,683        410,902
  Corporate and other       103,228        150,047        201,278
                        -----------    -----------    -----------
     Total              $ 1,248,323    $ 1,215,398    $ 1,283,409
-----------------------------------------------------------------

NOTE D: ASSETS OF FINANCIAL SERVICES AND
LIMITED-PURPOSE SUBSIDIARIES

Financial Services
Mortgage loans held-for-sale consist of loans collateralized by first mortgages
or  first  deeds  of  trust  on  single-family   attached  or  detached  homes.
Mortgage-backed  securities and notes receivable consist of GNMA  certificates,
FNMA mortgage  pass-through  certificates,  FHLMC participation  certificates, notes receivable  secured by mortgage-backed  securities,  whole loans and funds held by trustee.

During the first  quarter of 1998,  the Company  sold the  majority of its loan servicing  portfolio.  The Company  realized a $6.1 million pre-tax gain, net of expenses and  liabilities,  related to the sale of servicing.  During 1999,  the
Company sold the remaining portion of its loan servicing portfolio.  At December
31, 1998, the loan servicing  portfolio  consisted of approximately 2,500 loans, with a principal balance of $301 million.

Limited-Purpose Subsidiaries
Collateral for bonds payable consists of mortgage-backed
securities,  notes receivable secured by mortgage-backed securities and mortgage loans,  fixed-rate  mortgage loans, and funds held by trustee.  Mortgage-backed
securities   consist  of  GNMA   certificates,   FNMA   mortgage   pass-through
certificates and FHLMC participation certificates.  All principal and interest on collateral is remitted  directly to a trustee and is available for payment on the bonds.

The  components of collateral  for bonds payable at December 31 are summarized as follows:

                                          1999           1998
-------------------------------------------------------------

Mortgage-backed securities             $27,092        $59,915
Notes receivable                         4,019         15,423
Mortgage loans                           2,893          4,699
Funds held by trustee                    5,838         13,681
Mortgage discounts                        (209)        (1,315)
                                       -------        -------
   Total                               $39,633        $92,403
-------------------------------------------------------------

Neither the Company nor its  homebuilding and financial  services  subsidiaries have guaranteed or are otherwise obligated with respect to these bond issues.

Mortgage-Backed Securities: Unrealized Gains and Losses
Mortgage-backed  securities  are held by the  financial  services  segment  and reported in the balance sheet  caption,  "Mortgage-backed  securities  and notes receivable." They are also held by the limited-purpose subsidiaries and reported in the balance sheet caption, "Collateral for bonds payable."

The  following  is  a  consolidated   summary  of   mortgage-backed   securities
classified as available-for-sale and held-to-maturity as of:

                                      GROSS        GROSS
                       AMORTIZED   UNREALIZED   UNREALIZED
                         COST        GAINS        LOSSES    FAIR VALUE
----------------------------------------------------------------------
December 31, 1999
Available-for-sale     $ 28,962     $  1,953     $    215     $ 30,700
Held-to-maturity         41,331        2,352            0       43,683
                       --------     --------     --------     --------
  Total                $ 70,293     $  4,305     $    215     $ 74,383
December 31, 1998
Available-for-sale     $ 40,802     $  3,299     $    116     $ 43,985
Held-to-maturity         56,463        4,642            0       61,105
                       --------     --------     --------     --------
  Total                $ 97,265     $  7,941     $    116     $105,090
----------------------------------------------------------------------

NOTE E: FINANCIAL SERVICES SHORT-TERM NOTES PAYABLE
Financial services had outstanding borrowings at December 31 as follows:

                                          1999           1998
-------------------------------------------------------------

Mortgage warehouse facility           $ 60,224       $106,699
Repurchase agreements                   77,619         64,320
Revolving credit agreement              19,615         52,039
                                      --------       --------
  Total outstanding borrowings        $157,458       $223,058
-------------------------------------------------------------

The financial  services  segment renewed its three-year  bank credit  facility, which provides up to $200 million for mortgage  warehouse funding and matures in
May 2002.  Borrowings  outstanding  under this bank facility totaling $60,224 at
December 31, 1999, were  collateralized by mortgage loans held-for-sale and cash proceeds from loan sales totaling  $72,876.  Borrowings  outstanding  under this bank facility  totaling  $106,699 at December 31, 1998, were  collateralized  by mortgage loans  held-for-sale  with outstanding  principal balances of $121,079.
The effective  interest rates on these borrowings were 3.4 percent,  4.1 percent and 3.0 percent for 1999, 1998 and 1997,  respectively.  The agreement  contains certain financial covenants, which the Company met at December 31, 1999.

The repurchase agreements represent short-term borrowings of $77,619 and $64,320 in 1999 and 1998,  respectively,  that are  collateralized  by  mortgage  loans, mortgage-backed  securities and  investments in securities  issued by one of the
Company's limited-purpose  subsidiaries.  The outstanding collateral balances at
December  31,  1999 and 1998  were  $78,554  and  $64,129,  respectively.  As of
December  31,  1999,  $30  million  of the  Company's  variable-rate  short-term borrowings  had been  effectively  converted  by interest  rate  swap-and-collar agreements to fixed-rate borrowings.  The notional amount of the swap-and-collar agreements  declined  to $30  million in 1999 and will  expire in October  2000.
Effective interest rates on the repurchase  agreements,  including the effect of the interest rate swap-and-collar  agreements, were 3.7 percent, 5.9 percent and
6.0 percent for 1999, 1998 and 1997, respectively.

In March 1999, the Company renewed and extended a revolving credit facility used to finance  investment  securities  in the  financial  services  segment.  The facility, previously $100 million, was renewed at $50 million and was reduced by
$5  million  quarterly  to a base of $35  million  at  December  31,  1999.  The agreement  extends  through  March 2000,  bears  interest at market rates and is collateralized by investment portfolio securities.  Borrowings outstanding under this facility,  totaling $19,615 and $52,039,  were collateralized by investment portfolio  securities with principal balances of $20,025 and $52,700 at December
31, 1999 and 1998, respectively.

The  weighted-average  interest rates at the end of the period on all short-term borrowings were 5.6 percent and 5.3 percent for 1999 and 1998, respectively. The weighted-average  interest rates during the period on all short-term  borrowings were 3.6  percent,  5.2  percent  and 4.6  percent  for  1999,  1998  and  1997, respectively.

NOTE F:  OFF-BALANCE  SHEET  FINANCIAL  INSTRUMENTS  RELATED  TO  MORTGAGE  LOAN
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

The contract or notional amounts of these financial  instruments as of December
31 were as follows:

                                          1999           1998
-------------------------------------------------------------

Commitments to originate
   mortgage loans                      $18,880       $ 33,859
Hedging contracts:
   Forward-delivery contracts          $30,000       $163,000
   Others                                5,000          4,000
-------------------------------------------------------------

In  addition,  to protect  against  exposure to interest  rate  fluctuations  on mortgage  loan  commitments,  the Company  contracted  with  various  parties to deliver  $69,286 and $12,308 in  adjustable  and  fixed-rate  mortgage  loans at
December  31,  1999  and  1998,  respectively,   for  a  specified  price  on  a
best-efforts basis.

Commitments  to  originate   mortgage  loans  represent  loan  commitments  with
customers at market  rates up to 120 days before  settlement.  Loan  commitments have no  carrying  value on the  balance  sheet.  These  commitments  expose the
Company to market risk as a result of increases in mortgage  interest rates. The amount of risk is limited  to the  difference  between  the  contract  price and current  market value,  and it is mitigated by fees  collected from the customer and by the Company's  hedging  activities.  Loan  commitments had interest rates ranging  from 6.5  percent to 12.1  percent as of  December  31,  1999,  and 6.0 percent to 10.3 percent as of December 31, 1998.

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

The Company is exposed to credit related  losses in the event of  nonperformance by counterparties to certain hedging contracts.  Credit risk is limited to those instances  where the Company is in a net unrealized  gain position.  The Company manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits.

NOTE G: FAIR VALUES OF FINANCIAL INSTRUMENTS
The Company's financial instruments, both on and off the balance sheet, are held for purposes other than trading. The fair values of these financial  instruments are based on quoted market  prices,  where  available,  or are  estimated  using
present  value  or  other  valuation  techniques.   Estimated  fair  values  are
significantly  affected by the assumptions used, including the discount rate and estimates of cash flows. In that regard,  derived fair-value estimates cannot be substantiated by comparison to independent markets and, in many cases, cannot be realized in immediate settlement of the instruments.

The table below sets forth the carrying  values and fair values of the Company's financial instruments,  except for those financial instruments noted below for which the carrying  values  approximate  fair values at the end of the year.  It excludes non-financial  instruments and, accordingly,  the aggregate fair-value amounts presented do not represent the underlying value of the Company.

                                                                      1999                      1998
                                                            -----------------------------------------------
                                                              CARRYING      FAIR       CARRYING      FAIR
                                                                VALUE       VALUE        VALUE       VALUE
-----------------------------------------------------------------------------------------------------------
HOMEBUILDING
Liabilities
   Senior notes                                              $ 108,000   $ 111,080    $ 108,000   $ 116,140
   Senior subordinated notes                                   200,000     184,000      200,000     197,000

FINANCIAL SERVICES
Assets
   Mortgage loans, held-for-sale                             $  40,520   $  41,156    $ 158,611   $ 161,030
   Mortgage-backed securities, available-for-sale               29,823      29,823       36,414      36,414
   Mortgage-backed securities, held-to-maturity                 15,134      15,911        4,826       5,147
   Notes receivable, whole loans and funds held by trustee      54,292      57,433       70,414      76,224
Off-balance sheet financial instruments
   Commitments to originate mortgage loans                        --         3,292         --           155
   Forward-delivery contracts                                     --           298         --          (441)
   Other hedging contracts                                        --           (45)        --          (404)

OTHER ASSETS
Collateral for bonds payable of the
 limited-purpose subsidiaries                                $  39,633   $  41,605    $  92,403   $  98,341

OTHER LIABILITIES
Bonds payable of the limited-purpose subsidiaries            $  37,339   $  41,045    $  87,980   $  97,344
-----------------------------------------------------------------------------------------------------------

The Company  used the  following  methods and  assumptions  in  estimating  fair values:

o  Cash and cash equivalents, secured notes payable, loan
   servicing receivables, funds held by trustee, revolving credit agreements and short-term notes payable:  The carrying amounts reported in the balance sheet approximate fair values.

o  Senior  notes,  senior  subordinated  notes,  mortgage  loans  held-for-sale, mortgage-backed securities, notes receivable and whole loans, various hedging contracts  if settled on December 31, 1999 and 1998,  and  mortgage  loan com mitments: The fair values of these financial instruments are based on quoted market prices for similar financial instruments.

NOTE H: LIMITED-PURPOSE SUBSIDIARIES'
BONDS PAYABLE
The Company's limited-purpose subsidiaries no longer issue mortgage-backed bonds and mortgage-participation  securities.  Previously, they issued mortgage-backed bonds,  and the Com pany  retained  residual  interests  in some of these bonds.
Payments  are made on the bonds on a  scheduled  basis in  amounts  relating  to corresponding payments received on the underlying mortgage collateral.

The following table sets forth  information with respect to the  limited-purpose subsidiaries' bonds payable outstanding at December 31:

                                         1999              1998
---------------------------------------------------------------

Bonds payable, net of discounts:
   1999--$1,276; 1998--$2,517         $37,339           $87,980
Range of interest rates          7.25%-12.625%     7.25%-12.625%
Stated maturities                   2009-2019         2006-2019
---------------------------------------------------------------

NOTE I: LONG-TERM DEBT
Long-term debt consists of the following:

                                              December 31,
                                          1999           1998
-------------------------------------------------------------

Senior subordinated notes             $200,000       $200,000
Senior notes                           108,000        108,000
Revolving credit facility and other     70,000            152
                                      --------       --------
                                      $378,000       $308,152
-------------------------------------------------------------

During  October  1999,  the Company  increased its  unsecured  revolving  credit facility  from $300 million to $375  million.  This new facility  will mature in
October  2003.  Borrowings  under  this  agreement  bear  interest  at  variable short-term rates. The effective  interest rate was 6.8 percent for 1999 and 1998 and 7.1 percent for 1997.  At December 31, 1999,  the Company had $70 million of borrowings under the credit  agreement at an average rate of 7.7 percent.  There were no amounts outstanding under this agreement at December 31, 1998.

The  Company  has $100  million of 9.625  percent  senior  subordi  nated  notes outstanding,  due June 2004, with interest  payable  semiannually,  which may be redeemed at the option of the  Company,  in whole or in part,  at any time on or after  December 1, 2000.  The Company has $100  million of 8.25  percent  senior subordinated  notes, due April 2008, with interest payable  semiannually,  which may be redeemed at the option of the Company,  in whole or in part,  at any time on or after April 1, 2003.  In July 1998,  the Company  redeemed $100 million of
10.5  percent  senior  subordinated  notes due 2002 at the stated  call price of
103.94 percent of par. As a result, the Company recognized an extraordinary loss on early  extinguishment  of debt in 1998 of $3.3 million (net of a $2.2 million income tax benefit). Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

The Company has $100  million of 10.5 percent  senior notes due July 2006,  with interest  payable  semiannually,  which  may be  redeemed  at the  option of the
Company,  in whole or in part, at any time on or after July 1, 2001. At December
31, 1999,  the Company also had $8 million of senior notes  bearing a fixed rate of 10.5 percent which mature in August 2000.

Maturities of long-term debt for the nextfive years are as follows: 2000-$8,000;
2001 through 2002-$0; 2003-$70,000; 2004-$100,000.

The bank credit agreement,  senior subordinated  indenture agreements and senior note agreements contain certain financial covenants.  Under the loan covenants, the Company had $93.0  million of retained  earnings  available for dividends at
December 31, 1999. At December 31, 1999, the Company was in compliance  with its covenants.

NOTE J: INCOME TAXES
The Company's expense for income taxes is summarized as follows:

                                   Years Ended December 31,
                                  1999       1998        1997
-------------------------------------------------------------

Current:
   Federal                     $36,633    $22,453     $14,931
   State                         6,335      4,491       3,167
                               -------    -------     -------
   Total current                42,968     26,944      18,098
Deferred:
   Federal                        (279)     3,852      (2,896)
   State                           (48)       770        (614)
                               -------    -------     -------
   Total deferred                 (327)     4,622      (3,510)
                               -------    -------     -------
Total expense                  $42,641    $31,566     $14,588
-------------------------------------------------------------

The following  table  reconciles  the statutory  federal  income tax rate to the
Company's effective income tax rate:

                                   Years Ended December 31,
                                 1999        1998       1997
------------------------------------------------------------
Income taxes at federal
  statutory rate                 35.0%       35.0%      35.0%
State income taxes, net of
  federal tax                     4.0         4.5        4.5
Other, net                        0.0         2.5        0.5
                                 ----        ----       ----
Effective rate                   39.0%       42.0%      40.0%
------------------------------------------------------------

Deferred  income  taxes  reflect  the net tax effects of  temporary  differences between the carrying amounts of assets and liabilities for financial  reporting purposes and the amounts used for income tax purposes.

Significant  components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                          1999           1998
-------------------------------------------------------------
Deferred tax assets:
   Inventory valuation differences,
     operating reserves and accruals   $34,297        $35,501
   Other                                 1,693          1,863
                                       -------        -------
   Total deferred tax assets            35,990         37,364
Deferred tax liabilities:
   Gross profit from sales reported
     on the installment method          (1,581)        (2,377)
   Deferred gains                         (519)        (1,830)
   Other                                (1,756)        (1,773)
                                       -------        -------
   Total deferred tax liabilities       (3,856)        (5,980)
                                       -------        -------
Net deferred tax asset                 $32,134        $31,384
-------------------------------------------------------------

The Company has  determined  that no  valuation  allowance  for the deferred tax asset is required due to tax carrybacks currently  available.  The Company had a current tax  liability  of $11,104 and $9,761 as of December  31, 1999 and 1998,
respectively.

NOTE K: STOCKHOLDERS' EQUITY
Preferred Stock
On August 31,  1989,  the  Company  sold  1,267,327  shares of  non-transferable convertible preferred stock, par value $1.00, to the RSOP Trust for $31.5625 per share, or an aggregate purchase price of approximately $40,000.

Each share of  preferred  stock  pays an annual  cumulative  dividend  of $2.21.
During  1999,  1998  and  1997,  the  Company  paid  $831,  $1,000  and  $1,630, respectively, in dividends on the preferred stock. Each share of preferred stock entitles  the  holder to a number of votes  equal to the  shares  into which the stock is convertible,  and preferred  stockholders  generally vote together with common stockholders on all matters.

Under  the  RSOP  Trust,  at the  option  of the  trustee,  the Com  pany may be obligated to redeem the preferred stock to satisfy  distribution  obligations to or investment elections of its participants.  For purposes of these redemptions, the  value  of each  share  of  preferred  stock  is  determined  monthly  by an independent appraiser,  with a minimum guaranteed value of $25.25 per share. The
Company may issue common stock to satisfy this redemption  obligation,  with any excess  redemption  price to be paid in cash. At December 31, 1999 and 1998, the maximum cash obligation for such  redemptions was shown outside of stockholders'
equity as part of other  liabilities.  This  obligation was calculated  assuming that all preferred shares outstanding were submitted for redemption.

Based upon the  appraised  value of each share of  preferred  stock  ($33.81 and
$39.37) and the market value of each share of common  stock  ($23.06 and $28.88)
at December  31, 1999 and 1998,  respectively,  the  redemption  obligation  was
$3,764 and $4,376 at December 31, 1999 and 1998,  respectively.  During 1999 and
1998, 63,573 and 73,415 shares of preferred stock, respectively,  were converted into shares of common  stock,  and 3,034 and 12,674  shares of preferred  stock, respectively, were retired (see Note L).

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

In  the  event  that  the  Company  enters  into  a  merger  or  other  business combination,  or if a  substantial  amount of its assets are sold after the time that the rights  become  exercisable,  the holder will receive,  upon  exercise, shares of the common stock of the surviving or acquiring company having a market value of twice the exercise price. Until the earlier of the time that the rights become  exercisable,  are  redeemed or expire,  the Company will issue one right with each new share of common stock issued.

NOTE L: EMPLOYEE INCENTIVE AND STOCK PLANS
Retirement Savings Opportunity Plan (RSOP)
In 1989, the Company  established a retirement and employee stock ownership plan that  purchased  shares of  preferred  stock from the  Company.  The purchase of preferred  stock by the plan was  financed  by a $40,000 loan from the Company.
The interest rate on the loan was 9.99 percent and through September,  1997, the loan was being repaid by the plan through dividends  received on preferred stock and Company  contributions.  On October 1, 1997, the Company  purchased  248,881 shares of  preferred  stock at fair  market  value  from the plan,  representing preferred  shares that secured the loan and had not been released for allocation to  participants'  accounts.  The plan used the  proceeds to pay off the related loan  balance  and the  Company  retired the  preferred  shares.  The RSOP Trust incurred interest on the loan in 1997 of $930. As of December 31, 1999,  350,137 shares of  preferred  stock were  allocated  to  participants'  accounts.  As of
January 1, 1998,  participants  received cash and no longer  received  preferred stock in connection with Company matching contributions to their accounts.

All full-time  employees are eligible to  participate  in the RSOP beginning the first pay period of the quarter,  following 30 days of  employment.  Pursuant to
Section  401(k) of the Internal  Revenue  Code,  the plan permits  deferral of a portion  of a  participant's  income  into  a  variety  of  investment  options.
Compensation  expense  reflects  the  Company's  matching  contributions  to its employees 401(k) contributions.  Total compensation expense related to this plan amounted to $5,068, $3,549 and $4,039 in 1999, 1998 and 1997, respectively.

Equity Incentive Plan and Other Related Plans
The Company's 1992 Equity Incentive Plan permits it to provide equity incentives in the form of stock options,  stock appreciation  rights,  performance  shares, restricted  stock and other  stock-based  awards to employees.  Under this plan, options are granted to purchase  shares at prices not less than the  fair-market value of the shares at the date of grant. The options are exercisable at various dates over one- to 10-year periods.  Stock options granted during 1999 generally have a maximum term of 10 years and vest over three years.  At the  beginning of each  year,  2.5  percent  of the  number of common  shares  outstanding  at the beginning  of the year are  authorized  for grants of options  and other  equity instruments.

Under the Company's Non-Employee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair-market value of the shares at the date of grant. A maximum of 100,000 shares of common stock has been reserved for issuance under this plan.

The  following is a summary of  transactions  relating to all stock option plans for each year ended December 31:

                                                        1999                   1998                       1997
                                               -----------------------------------------------------------------------
                                                            Weighted                 Weighted                 Weighted
                                                            Average                  Average                  Average
                                                            Exercise                 Exercise                 Exercise
                                                 Shares      Price      Shares        Price        Shares       Price
----------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year       1,840,400    $18.17      1,932,560     $15.71      1,783,738    $16.70
   Granted                                       690,250     24.51        637,000      23.88        619,500     13.49
   Exercised                                    (183,725)    17.08       (540,350)     16.13       (211,110)    16.33
   Forfeited                                    (108,295)    22.13       (188,810)     18.07       (252,068)    16.47
   Expired                                             0         0              0          0         (7,500)    26.00
                                              ----------     -----     ----------      -----     ----------     -----
Options outstanding at end of year             2,238,630     20.02      1,840,400      18.02      1,932,560     15.71
Available for future grant                        71,794                  320,143                   478,309
                                              ----------     -----     ----------      -----     ----------     -----
Total shares reserved                          2,310,424                2,160,543                 2,410,869
Options exercisable at December 31             1,130,805     17.18        864,795      16.61        966,065     17.39
Prices related to options exercised
 during the year                             $11.50-$24.13            $12.88-$24.13             $13.50-$20.75
----------------------------------------------------------------------------------------------------------------------

A summary of stock options  outstanding and exercisable as of December 31, 1999, follows:
                                      OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------------------

   Range of                                 Weighted            Weighted                                 Weighted
   Exercise             Number         Average Remaining         Average               Number             Average
    Prices            Outstanding         Life (Years)       Exercise Price          Exercisable      Exercise Price
----------------------------------------------------------------------------------------------------------------------
$12.75 to $15.00        770,775                6.40              $13.98               633,565             $14.14
$15.25 to $23.50        665,535                6.32              $21.30               422,575             $20.25
$23.88 to $29.94        802,320                9.01              $24.78                74,665             $25.60
----------------------------------------------------------------------------------------------------------------------

The Company has adopted the disclosure-only  provisions of FAS 123. Accordingly, no  compensation  expense  has been  recognized  for  stock  option  plans.  Had compensation  expense for these plans been determined based on fair value at the grant date for awards,  consistent with the provisions of FAS 123, in 1999, 1998 and 1997,  the Company's net earnings and net earnings per share would have been reduced to the pro-forma amounts indicated in the following table:

                                 1999        1998        1997
-------------------------------------------------------------
Net earnings-- as reported    $66,695     $40,266     $21,882
Net earnings-- pro forma      $64,471     $38,761     $20,808
Basic net earnings per
   share-- as reported         $ 4.49    $   2.67      $ 1.33
Basic net earnings per
   share-- pro forma           $ 4.34    $   2.57      $ 1.26
Diluted net earnings per
   share-- as reported         $ 4.30    $   2.58      $ 1.32
Diluted net earnings per
   share-- pro forma           $ 4.20      $ 2.48      $ 1.25
-------------------------------------------------------------

The fair value of each option grant is  estimated on the grant dates,  using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions  used for grants in 1999, 1998 and 1997,  respectively:  a risk-free interest  rate  of 5.2  percent,  5.4  percent  and  6.3  percent;  an  expected volatility  factor  for the market  price of the  Company's  common  stock of 34 percent, 35 percent and 34 percent; a dividend yield of 0.7 percent, 0.7 percent and 1.2  percent;  and an  expected  life of 4 years,  5 years and 5 years.  The weighted-average  fair value as of the grant date for  options  granted in 1999,
1998 and 1997 was $7.95, $9.11 and $4.90, respectively.

NOTE M: COMMITMENTS AND CONTINGENCIES

Commitments
In the normal  course of  business,  the Company  acquires  rights  under option agreements to purchase  land for use in future  homebuilding  operations.  As of
December 31, 1999,  the Com pany had deposits and letters of credit  outstanding of $43,178 for options and land purchase contracts having a total purchase price of $624,481.

Rent expense primarily relates to office  facilities,  model home furniture and equipment.

                                    1999           1998          1997
---------------------------------------------------------------------
Total rent expense              $ 13,581       $ 14,142       $10,634
Less income from subleases        (2,149)        (1,447)            0
                                --------       --------       -------
Net rental expense              $ 11,432       $ 12,695       $10,634
---------------------------------------------------------------------

Future minimum rental  commitments  under  non-cancelable  leases with remaining terms in excess of one year are as follows:

-------------------------------------------------------------
2000                                                  $10,280
2001                                                    9,982
2002                                                    6,840
2003                                                    3,478
2004                                                    2,434
After 2004                                              2,044
                                                      -------
Subtotal                                              $35,058
Less sublease income                                   (3,385)
                                                      -------
Total lease commitments                               $31,673
-------------------------------------------------------------

Contingencies
Contingent liabilities may arise from obligations incurred in the ordinary course of business or from the usual obligations of on-site housing producers  for the  completion  of contracts.  Some  municipalities  require the
Company  to issue  development  bonds or  maintain  letters  of credit to assure completion of public  facilities  within a project.  Total  development bonds at
December 31, 1999,  were  $209,635,  and total deposits and letters of credit at
December 31, 1999, were $28,287.

The Company is party to various legal  proceedings  generally  incidental to its businesses.  Based on evaluation of these matters and discussions  with counsel, management  believes that  liabilities to the Company arising from these matters will not have a  material  adverse  effect on the  financial  condition  of the
Company.

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Report of Independent Auditors

BOARD OF DIRECTORS AND STOCKHOLDERS
THE RYLAND GROUP, INC.

We have  audited  the  accompanying  consolidated  balance  sheets of The Ryland
Group,  Inc. and  subsidiaries as of December 31, 1999 and 1998, and the related consolidated  statements  of earnings,  stockholders'  equity and cash flows for each of the three years in the period ended December 31, 1999.  These financial
statements   are  the   responsibility   of  the   Company's   management.   Our
responsibility is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and  disclosures in the financial  statements.  An audit
also  includes  assessing  the  accounting   principles  used  and  significant
estimates  made by  management,  as well as  evaluating  the overall  financial statement  presentation.  We believe that our audits provide a reasonable  basis for our opinion.

In our opinion,  the financial  statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group,
Inc.  and  subsidiaries  at  December  31, 1999 and 1998,  and the  consolidated results of their  operations and their cash flows for each of the three years in the period ended  December 31, 1999, in conformity  with  accounting  principles generally accepted in the United States.

/s/ Ernst and Young LLP

Baltimore, Maryland
January 26, 2000

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Report of Management

Management of the Company is  responsible  for the integrity and accuracy of the financial  statements and all other annual report  information.  The financial statements  are  prepared  in  conformity  with  generally  accepted  accounting principles and include amounts based on management's judgments and estimates.

The  accounting   systems,   which  record,   summarize  and  report  financial
information,  are supported by internal control  systems,  which are designed to provide  reasonable  assurance,  at an  appropriate  cost,  that the  assets are safeguarded and that  transactions  recorded in accordance with Company policies and  procedures.  Proper  selection,  training and development of personnel also contribute to the  effectiveness of the internal control systems.  These systems are the  responsibility  of management and are regularly tested by the Company's internal auditors.  The external auditors also review and test the effectiveness of these systems to the extent they deem  necessary to express an opinion on the consolidated financial statements.

The  Audit  Committee  of  the  Board  of  Directors   periodically  meets  with
management,   the  internal   auditors  and  the  external  auditors  to  review
accounting,  auditing and financial matters. Both the internal auditors and the external auditors have unrestricted access to the Audit Committee.

/s/ David L. Fristoe

David L. Fristoe
Senior Vice President,
Controller and Chief Accounting Officer

THE RYLAND GROUP, INC. AND SUBSIDIARIES
Quarterly Financial Data and Common Stock Prices and Dividends

(amounts in thousands,                                     1999                                         1998
except share data) unaudited             Dec. 31   Sept. 30    June 30   March 31    Dec. 31    Sept. 30     June 30   March 31
-------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
   Revenue                              $595,647   $507,175   $502,405   $404,039   $541,086   $ 462,246    $425,851   $336,305
   Earnings before taxes
     and extraordinary item               34,153     29,736     28,578     16,869     30,335      22,295      14,711      7,817
   Income tax expense                     13,320     11,597     10,976      6,748     12,783       9,772       5,884      3,127
                                        --------   --------   --------   --------   --------   ---------    --------   --------
   Net earnings before
     extraordinary item                   20,833     18,139     17,602     10,121     17,552      12,523       8,827      4,690
       Extraordinary item-- loss on
         early extinguishment of debt
         (net of taxes of $2,217)              0          0          0          0          0      (3,326)          0          0
                                        --------   --------   --------   --------   --------   ---------    --------   --------
   Net earnings                         $ 20,833   $ 18,139   $ 17,602   $ 10,121   $ 17,552   $   9,197    $  8,827   $  4,690
   Basic net earnings per
     common share                       $   1.45   $   1.21   $   1.17   $   0.67   $   1.18   $    0.61    $   0.58   $   0.30
   Diluted net earnings per
     common share                       $   1.40   $   1.15   $   1.12   $   0.65   $   1.12   $    0.59    $   0.57   $   0.29
   Weighted average common
     shares outstanding

       Basic                              14,198     14,856     14,851     14,810     14,691      14,667      14,758     14,713
       Diluted                            14,901     15,741     15,762     15,669     15,611      15,521      15,599     15,245
-------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK PRICES AND DIVIDENDS
The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL. The table below  presents  high and low market  prices and dividend  information  for the  Company.  The number of common  stockholders  of record as of February 17, 2000, was 13,555,560. (See Note I for dividend restrictions.)

                                             Dividends                                                       Dividends
                                             Declared                                                        Declared
1999                    High       Low       Per Share             1998                High         Low      Per Share
----------------------------------------------------------------------------------------------------------------------------
First quarter          $28 5/16    $22 5/8     $0.04               First quarter      $29 13/16    $21 1/2     $0.04
Second quarter          30          22 7/8      0.04               Second quarter      27 11/16     19 1/2      0.04
Third quarter           30 7/16     22 1/4      0.04               Third quarter       27 5/16      19 3/4      0.04
Fourth quarter          24 1/16     19 15/16    0.04               Fourth quarter      29 1/8       20 7/8      0.04
----------------------------------------------------------------------------------------------------------------------------

