Form 10-K, Exhibit 13
period 2000-12-31
RYLAND GROUP INC
filed 2001-03-20
CIK 85974

EXHIBIT 13

THE RYLAND GROUP, INC. & SUBSIDIARIES
Selected Financial Data

(amounts in millions, except share data) unaudited                  2000       1999       1998        1997       1996
-----------------------------------------------------------------------------------------------------------------------
ANNUAL RESULTS

Revenues
   Homebuilding                                                    $ 2,286    $ 1,959    $ 1,695     $ 1,557    $ 1,473
   Financial services                                                   46         50         70          93        107
                                                                   ----------------------------------------------------

     Total                                                           2,332      2,009      1,765       1,650      1,580

Cost of sales - homebuilding                                         1,901      1,633      1,429       1,346      1,277
Selling, general and administrative expenses                           268        239        216         211        203
Interest expense                                                        28         28         45          57         74
                                                                   ----------------------------------------------------

Earnings before taxes                                                  135        109         75          36         26

Tax expense                                                             53         42         32          14         10
                                                                   ----------------------------------------------------

Net earnings before extraordinary item                                  82         67         43          22         16

Extraordinary item, extinguishment of debt (1)                          --         --         (3)         --         --
                                                                   ----------------------------------------------------

Net earnings                                                       $    82    $    67    $    40     $    22    $    16
-----------------------------------------------------------------------------------------------------------------------
YEAR-END POSITION

Assets
   Housing inventories                                             $   888    $   823    $   642     $   555    $   575
   Mortgage loans, held-for-sale                                        11         40        159         200        180
   Mortgage-backed securities and notes receivable                      85         99        112         153        144
   Collateral for bonds payable of limited-purpose subsidiaries         23         40         92         142        214
   Other assets                                                        354        246        210         233        226
                                                                   ----------------------------------------------------
     Total assets                                                  $ 1,361    $ 1,248    $ 1,215     $ 1,283    $ 1,339
-----------------------------------------------------------------------------------------------------------------------

Liabilities
   Long-term debt                                                  $   450    $   378    $   308     $   310    $   354
   Short-term notes payable                                             83        157        223         341        326
   Bonds payable of limited-purpose subsidiaries                        21         37         88         137        207
   Other liabilities                                                   354        290        250         190        142
                                                                   ----------------------------------------------------
     Total liabilities                                             $   908    $   862    $   869     $   978    $ 1,029
-----------------------------------------------------------------------------------------------------------------------

Stockholders' equity                                               $   453    $   386    $   346     $   305    $   310
-----------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE DATA

BASIC
   Net earnings before extraordinary item                          $  6.19    $  4.49    $  2.90     $  1.33    $  0.88
   Net earnings                                                    $  6.19    $  4.49    $  2.67     $  1.33    $  0.88
DILUTED
   Net earnings before extraordinary item                          $  5.92    $  4.30    $  2.79     $  1.32    $  0.87
   Net earnings                                                    $  5.92    $  4.30    $  2.58     $  1.32    $  0.87

Dividends declared                                                 $  0.16    $  0.16    $  0.16     $  0.27    $  0.60
Stockholders' equity                                               $ 33.49    $ 27.22    $ 22.83     $ 20.31    $ 19.00
-----------------------------------------------------------------------------------------------------------------------

(1) The Company reported an extraordinary after-tax charge of $3.3 million in 1998 which was related to a loss on the early extinguishment of debt.

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


THE COMPANY

Operations of The Ryland Group and its subsidiaries ("the Company") consist of two business segments: homebuilding and financial services. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing in 21 markets. The financial services segment provides mortgage-related products and services for the Company's homebuilding customers and also conducts investment activities.


RESULTS OF OPERATIONS

CONSOLIDATED

The Company reported record consolidated net earnings from operations of $82.3 million, or $6.19 per share ($5.92 per share diluted), for 2000, compared to consolidated net earnings of $66.7 million, or $4.49 per share ($4.30 per share diluted), for 1999 and consolidated net earnings before extraordinary item of $43.6 million, or $2.90 per share ($2.79 per share diluted), for 1998.

The homebuilding segment reported pretax earnings of $151.3 million for 2000, compared to $120.8 million for 1999 and $80.1 million for 1998. Homebuilding results in 2000 increased from 1999 primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 1999 increased from 1998 primarily due to higher gross profit margins, increased closing volume and lower interest expense.

The financial services segment reported pretax earnings of $11.5 million for 2000, compared to $11.8 million for 1999 and $5.7 million (excluding a $6.1 million gain on the bulk sale of servicing rights) for 1998. The decrease in 2000 from 1999 is attributable to increases in general and administrative expenses, partially offset by increased gains from the sales of mortgages and mortgage servicing rights; an increase in loan originations; and increased earnings from title and escrow operations. The increase in 1999 from 1998, excluding the $6.1 million gain, was due to cost-reduction initiatives and lower interest expense.

Corporate expenses represent the costs of corporate functions which support the business segments. Corporate expenses of $28 million for 2000 and $23.3 million for 1999 increased $4.7 million and $6.6 million, respectively, from prior year levels, primarily as a result of increases in incentive compensation attributable to higher earnings levels in 2000 and 1999 and charges totaling $1 million and $3.4 million in 2000 and 1999, respectively, relating to the relocation of corporate headquarters to California.

The Company's limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, but they continue to hold collateral for previously issued mortgage-backed bonds

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to scheduled payments, prepayments and exercises of early redemption provisions. Revenues have approximated expenses for the last three years.


HOMEBUILDING SEGMENT

Results of operations for the homebuilding segment are summarized as follows (amounts in thousands, except average closing price):

                                   2000           1999           1998
------------------------------------------------------------------------
Revenues                        $2,285,540     $1,958,832     $1,694,505
Gross profit                       384,889        325,738        265,742
Selling, general and
    administrative expenses        216,660        193,193        168,004
Interest expense                    16,886         11,715         17,681
                                ----------------------------------------

Homebuilding pretax
    earnings                    $  151,343     $  120,830     $   80,057
                                ----------------------------------------
Average closing price           $  194,000     $  190,000     $  185,000
------------------------------------------------------------------------

Homebuilding revenues increased 17 percent in 2000, compared to 1999, due to a 12 percent increase in closings and an increase in the average closing price. The increase in closings in 2000 was due to a higher backlog at the beginning of the year and a 15 percent increase in new home orders during the year. Homebuilding revenues increased 16 percent in 1999, compared to 1998, due to a 13 percent increase in closings and an increase in the average closing price. The increase in closings in 1999 was due to a higher backlog at the beginning of the year and a 10 percent increase in new home orders during the year. Homebuilding results included a pretax loss of $0.9 million from land sales in 2000, compared to pretax gains of $0.7 million and $1.2 million in 1999 and 1998, respectively.

Gross profit margins from home sales averaged 17.4 percent for 2000, an increase from 16.8 percent for 1999 and 15.9 percent for 1998. The improvement was primarily due to increased closings from newer communities which had more profitable land positions and a more cost-effective product. Sales price increases and Company initiatives to reduce direct construction costs also contributed to improved margins.

Selling, general and administrative expenses, as a percent of revenues, were 9.5 percent for 2000 and 9.9 percent for both 1999 and 1998. This significant decrease was primarily due to

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


divisional and regional cost savings which were partially offset by higher incentive compensation expense resulting from improved earnings.

Interest expense increased $5.2 million, or 44 percent, in 2000, compared to 1999, primarily due to a higher long-term debt balance which resulted from increased activity in the Company's homebuilding operations and higher interest rates. Interest expense decreased $6 million, or 34 percent, in 1999, compared to 1998, due to lower effective rates paid on borrowings and an increase in the amount of interest capitalized on land under development.


HOMEBUILDING OPERATIONAL DATA

New orders increased 15 percent in 2000, compared to 1999. As of December 31, 2000, the Company had outstanding contracts for 4,168 units, an increase of 14 percent from year-end 1999, due to the increase in new orders during the year. Outstanding contracts represent the Company's backlog of sold but not closed homes, which are generally built and closed, subject to cancellation, over the subsequent two quarters. The $867 million value of outstanding contracts increased 26 percent from year-end 1999.

-----------------------------------------------------------------------------------------------------------------------------
                                     New Orders (Units)                                          Closings (Units)
                                                           %                                                            %
                            2000           1999          Change                         2000           1999           Change
-----------------------------------------------------------------------------------------------------------------------------
North                         3,511          2,917             20                         3,242          2,801             16
South                         6,018          5,235             15                         5,988          4,981             20
West                          2,390          2,256              6                         2,188          2,411             (9)
                          ---------------------------------------------------------------------------------------------------
     Total                   11,919         10,408             15                        11,418         10,193             12
-----------------------------------------------------------------------------------------------------------------------------

                                          Outstanding Contracts                        Outstanding Contracts
                                            December 31, 2000                            December 31, 1999
-----------------------------------------------------------------------------------------------------------------------------
                                                         DOLLARS                                     Dollars
                                             %             IN           AVERAGE                         in           Average
                            UNITS         CHANGE         MILLIONS        PRICE          Units        Millions         Price
-----------------------------------------------------------------------------------------------------------------------------
North                         1,480             22      $     305      $ 206,000          1,211      $     227      $ 187,000
South                         2,098              1            383        182,000          2,068            361        174,000
West                            590             52            179        304,000            388            103        266,000
                          ---------------------------------------------------------------------------------------------------

     Total                    4,168             14      $     867      $ 208,000          3,667      $     691      $ 188,000
-----------------------------------------------------------------------------------------------------------------------------

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


FINANCIAL SERVICES SEGMENT

Revenues and expenses of the Company's financial services segment are summarized as follows (amounts in thousands):

                                                 2000          1999          1998
-----------------------------------------------------------------------------------
Retail revenues:
   Interest and
     net origination fees                      $  3,647      $  5,595      $  7,524
   Gains on sales of mortgages
     and mortgage servicing rights               20,283        17,598        22,667
   Loan servicing                                   383         1,581         7,675
   Title/escrow                                   9,823         9,036         8,723
                                               ------------------------------------
   Total retail revenues                         34,136        33,810        46,589
Revenues from investment
   operations                                    11,969        16,624        24,394
                                               ------------------------------------
     Total revenues                            $ 46,105      $ 50,434      $ 70,983
Expenses:
   General and administrative                    22,991        21,944        32,066
   Interest                                      11,619        16,652        27,129
                                               ------------------------------------
     Total expenses                              34,610        38,596        59,195
                                               ------------------------------------
Pretax earnings                                $ 11,495      $ 11,838      $ 11,788
-----------------------------------------------------------------------------------

Pretax earnings by line of business were as follows (amounts in thousands):

                                          2000            1999            1998
--------------------------------------------------------------------------------
Retail                                  $  9,648        $  9,180        $  7,915
Investments                                1,847           2,658           3,873
                                        ----------------------------------------
     Total                              $ 11,495        $ 11,838        $ 11,788
--------------------------------------------------------------------------------

FINANCIAL SERVICES OPERATIONAL DATA

                                              2000          1999          1998
-------------------------------------------------------------------------------
Retail operations
    Number of mortgage
     originations                             7,500         7,106         8,412
    Dollars (in millions)                    $1,200        $1,100        $1,200
    Percent of total originations
     from Ryland Homes                           71%           68%           70%
Investment operations
    Portfolio average
     balance (in millions)                   $   93        $   98        $  139
-------------------------------------------------------------------------------

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


In 2000, revenues for the financial services segment decreased from 1999 levels due to declining mortgage collateral and investment balances, partially offset by an increase in originations and higher earnings from title and escrow operations. General and administrative expenses increased for the year ended December 31, 2000, compared with 1999, primarily as a result of provisions for contingent claims relating to loan servicing activities in prior years (see Note
M). Revenues and general and administrative expenses for the financial services segment decreased for the year ended December 31, 1999, compared with 1998. The decreases were primarily due to a decline in loan servicing operations, which were related to loan servicing portfolio sales in the first quarter of 1998, and a decrease in originations. An increase in profitability per loan more than offset the effect of lower originations and reduced servicing income.

Interest expense decreased 30 percent for the year ended December 31, 2000, compared with 1999, primarily due to declining mortgage collateral and investment balances, as well as a decrease in the holding period for mortgage loans prior to being sold in the secondary market. Interest expense decreased 39 percent for the year ended December 31, 1999, compared with 1998, primarily due to a decrease in the warehouse holding period for mortgage loans before they were sold in the secondary market, as well as a lower investment portfolio balance.

Retail operations include residential mortgage origination, loan servicing, title, escrow and homeowners insurance services for retail customers. Retail operations reported pretax earnings of $9.7 million for 2000, compared with $9.2 million for 1999 and $7.9 million for 1998. The Company sold the majority of its loan servicing portfolio in the first quarter of 1998 and realized a $6.1 million pretax gain, net of expenses and liabilities related to the sale of servicing.

Mortgage originations increased in 2000 by six percent from 1999 primarily due to an increased closing volume of 71 percent, compared to 68 percent in 1999, from Company-financed homebuilder originations. Mortgage originations decreased in 1999 by 16 percent from 1998 primarily due to a decrease in third-party originations, resulting from the Company's decision to exit the third-party originations market, and offset by a higher closing volume from homebuilder originations that were financed by the Company.

Investment operations hold certain assets, primarily mortgage-backed securities, which were obtained as a result of the exercise of redemption rights on various mortgage-backed bonds previously owned by the Company's limited-purpose subsidiaries. Pretax earnings from

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


investment operations were $1.8 million for 2000, compared with $2.7 million for 1999 and $3.9 million for 1998. Pretax earnings decreased $0.9 million in 2000, compared to 1999, primarily due to a decline in interest and other income which resulted from a lower average portfolio balance.

FINANCIAL CONDITION AND LIQUIDITY

Cash requirements for the Company's homebuilding and financial services segments are generally provided from outside borrowings and internally generated funds. The Company believes that its current sources of cash are sufficient to meet its current requirements.

The homebuilding segment's borrowings include senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. Senior and senior subordinated notes outstanding totaled $450 million and $308 million as of December 31, 2000 and 1999, respectively.

The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. In July 2000, the Company increased its bank revolving credit agreement from $375 million to $400 million. This amended facility will mature in October 2003. There were no outstanding borrowings under this facility as of December 31, 2000, and $70 million in outstanding borrowings as of December 31, 1999. The Company had letters of credit outstanding under this facility which totaled $55.7 million at December 31, 2000, and $48.9 million at December 31, 1999. To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2000 and 1999, outstanding seller-financed nonrecourse secured notes payable were $1.9 million and $8.1 million, respectively.

Housing inventories increased to $888.4 million as of December 31, 2000, from $822.7 million as of December 31, 1999. This increase reflects a higher sold inventory balance, which was related to an increase in year-end backlog, as well as an increase in land under development and improved lots, all commensurate with planned growth. The increase in inventory was funded with internally generated funds and proceeds from the new debt issue.

The financial services segment uses cash generated from operations and borrowing arrangements to finance its operations. In August 2000, the financial services segment decreased its mortgage credit facility from $200 million to $150 million. This borrowing arrangement provides for mortgage warehouse funding and matures in May 2002. Other borrowing arrangements as of December 31, 2000, include repurchase agreement facilities aggregating $80 million and a $45 million revolving credit facility used to finance investment portfolio

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


securities. At December 31, 2000 and 1999, combined borrowings of the financial services segment, outstanding under all agreements, were $82.6 million and $157.5 million, respectively.

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

During 2000, the Company repurchased approximately 1.1 million shares of its outstanding common stock at a cost of approximately $25.4 million. As of December 31, 2000, the Company had Board authorization to repurchase up to an additional 624,000 shares of its outstanding common stock. The Company's stock repurchase program has been internally funded.


MARKET RISK SUMMARY

The following table provides information about the Company's significant financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as of the reporting date.

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

INTEREST RATE SENSITIVITY
Principal Amount by Expected Maturity

                                                                                                                      FAIR VALUE
 (dollars in thousands)              2001        2002        2003        2004        2005    THEREAFTER    TOTAL       12/31/00
--------------------------------------------------------------------------------------------------------------------------------
HOMEBUILDING

Liabilities
   Long-term debt (fixed rate)                                        $ 100,000               $ 350,000   $ 450,000   $ 439,939
     Average interest rate                                                  9.6%                    9.5%        9.6%

FINANCIAL SERVICES

Assets
   Mortgage loans, held-for-sale
     (fixed rate)                 $  10,241                                                               $  10,241   $  10,473
     Average interest rate              7.7%                                                                    7.7%
   Mortgage loans, held-for-sale
     (variable rate)              $     976                                                               $     976   $     997
     Average interest rate              8.6%                                                                    8.6%
   Mortgage-backed securities,
     available-for-sale           $   4,740   $   3,759   $   2,986   $   2,368   $   1,879   $   7,273   $  23,005   $  23,900
     Average interest rate              9.7%        9.7%        9.6%        9.6%        9.7%        9.6%        9.6%
   Mortgage-backed securities,
     held-to-maturity             $   3,378   $   2,669   $   2,109   $   1,667   $   1,318   $   5,027   $  16,168   $  16,673
     Average interest rate              8.8%        8.8%        8.7%        8.7%        8.7%        8.7%        8.7%
   Notes receivable, whole loans
     and funds held by trustee    $  12,186   $   6,768   $   5,343   $   4,221   $   3,335   $  12,679   $  44,532   $  46,057
     Average interest rate              9.3%        9.4%        9.4%        9.3%        9.3%        9.3%        9.3%
Liabilities
   Short-term notes payable
     (variable rate)              $  82,563                                                               $  82,563   $  82,563
     Average interest rate        Various (1)                                                             Various (1)
Off - balance sheet financial
     instruments
   Forward-delivery contracts:
     Notional amount              $  51,000                                                               $  51,000   $    (165)
     Average interest rate              7.5%                                                                    7.5%
   Commitments to originate
     mortgage loans:
     Notional amount              $  23,578                                                               $  23,578   $     292
     Average interest rate              7.6%                                                                    7.6%
--------------------------------------------------------------------------------------------------------------------------------

    1. Variable interest rate available to the Company is based upon LIBOR, Federal Funds or Prime Rate plus the specified margin over LIBOR, Federal Funds or Prime Rate.

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Interest rate risk is the primary market risk facing the Company. Interest rate risk not only arises principally in the Company's financial services segment, but also in respect to the homebuilding segment's revolving bank facility. The Company enters into forward-delivery contracts and may, at times, use other hedging contracts to mitigate its exposure to movements in interest rates on mortgage loan commitments and mortgage loans held-for-sale. The selection of these hedging contracts is based upon a marketing strategy that establishes a risk-tolerance level. The major factors influencing the use of hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of mortgage loan commitments expected to be funded. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with mortgage loan commitments and mortgage loans held-for-sale. In managing interest rate risk, the Company does not speculate on the direction of interest rates. Although collateral for bonds payable and bonds payable of the limited-purpose subsidiaries are subject to interest rate risk, the Company has not guaranteed, nor is it otherwise obligated with respect to, these bond issues and, therefore, has no risk of loss.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138, which is required to be adopted in fiscal years beginning after June 15, 2000. FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting procedures that will affect the timing and manner in which hedging gains and losses are recognized in the Company's financial statements. Upon adoption, the Company was required to adjust its hedging contracts to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to net income. These adjustments did not have a material effect on its earnings or financial position.

Note:

Certain statements in this annual report may be "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Forward-looking statements are based on various factors and assumptions that include such risks and uncertainties as the completion and profitability of sales reported; the market for homes generally and in areas where the Company operates; the availability and cost of land; changes in economic conditions and interest rates; availability and increases in raw material and labor costs; consumer confidence; government regulations; and general economic, business and competitive factors, all or each of which may cause actual results to differ materially.

THE RYLAND GROUP, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

                                                               Year ended December 31,
(amounts in thousands, except share data)                2000            1999            1998
-------------------------------------------------------------------------------------------------
REVENUES
   Homebuilding                                      $  2,285,540    $  1,958,832    $  1,694,505
   Financial services                                      46,105          50,434          70,983
                                                     --------------------------------------------
      Total revenues                                    2,331,645       2,009,266       1,765,488
                                                     --------------------------------------------

EXPENSES
   Homebuilding
      Cost of sales                                     1,900,651       1,633,094       1,428,763
      Selling, general and administrative                 216,660         193,193         168,004
      Interest                                             16,886          11,715          17,681
                                                     --------------------------------------------
        Total homebuilding expenses                     2,134,197       1,838,002       1,614,448

   Financial services
      General and administrative                           22,991          21,944          32,066
      Interest                                             11,619          16,652          27,129
                                                     --------------------------------------------
        Total financial services expenses                  34,610          38,596          59,195

   Corporate                                               27,998          23,332          16,687
                                                     --------------------------------------------

      Total expenses                                    2,196,805       1,899,930       1,690,330
                                                     --------------------------------------------

Earnings before taxes and extraordinary item              134,840         109,336          75,158

Tax expense                                                52,588          42,641          31,566
                                                     --------------------------------------------

NET EARNINGS BEFORE EXTRAORDINARY ITEM                     82,252          66,695          43,592

Extraordinary item - loss on early extinguishment
   of debt (net of taxes of $2,217)                            --              --          (3,326)
                                                     --------------------------------------------

NET EARNINGS                                         $     82,252    $     66,695    $     40,266
-------------------------------------------------------------------------------------------------

Preferred dividends                                  $        694    $        831    $      1,000
Net earnings applicable to common stockholders       $     81,558    $     65,864    $     39,266

NET EARNINGS PER COMMON SHARE

   Basic
      Net earnings before extraordinary item         $       6.19    $       4.49    $       2.90
      Extraordinary item                                       --              --           (0.23)
                                                     --------------------------------------------
      Net earnings per common share                  $       6.19    $       4.49    $       2.67

   Diluted
      Net earnings before extraordinary item         $       5.92    $       4.30    $       2.79
      Extraordinary item                                       --              --           (0.21)
                                                     --------------------------------------------
      Net earnings per common share                  $       5.92    $       4.30    $       2.58

   Average common shares outstanding
      Basic                                            13,172,793      14,678,925      14,709,404
      Diluted                                          13,893,362      15,505,382      15,603,312
-------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                                           December 31,
(amounts in thousands, except share data)                              2000          1999
--------------------------------------------------------------------------------------------
ASSETS
   Homebuilding

    Cash and cash equivalents                                       $  135,371    $   36,297
    Housing inventories:
      Homes under construction                                         451,723       432,735
      Land under development and improved lots                         436,682       389,946
                                                                    ------------------------
      Total inventories                                                888,405       822,681

    Property, plant and equipment                                       35,577        26,619
    Purchase price in excess of net assets acquired                     19,947        21,710
    Other assets                                                        71,932        48,064
                                                                    ------------------------
                                                                     1,151,232       955,371
                                                                    ------------------------
   Financial Services

    Cash and cash equivalents                                            6,830        33,629
    Mortgage loans, held-for-sale                                       11,217        40,520
    Mortgage-backed securities and notes receivable                     84,600        99,249
    Other assets                                                        11,843        16,326
                                                                    ------------------------
                                                                       114,490       189,724
                                                                    ------------------------
   Other Assets
    Collateral for bonds payable of limited-purpose subsidiaries        23,005        39,633
    Net deferred taxes                                                  34,858        32,134
    Other                                                               37,756        31,461
                                                                    ------------------------
      TOTAL ASSETS                                                  $1,361,341    $1,248,323

LIABILITIES
   Homebuilding
    Accounts payable and other liabilities                          $  254,949    $  208,133
    Long-term debt                                                     450,000       378,000
                                                                    ------------------------
                                                                       704,949       586,133
                                                                    ------------------------
   Financial Services
    Accounts payable and other liabilities                              22,600         7,211
    Short-term notes payable                                            82,563       157,458
                                                                    ------------------------
                                                                       105,163       164,669
                                                                    ------------------------
   Other Liabilities
    Bonds payable of limited-purpose subsidiaries                       21,250        37,339
    Other                                                               76,350        73,645
                                                                    ------------------------
      TOTAL LIABILITIES                                             $  907,712    $  861,786
                                                                    ------------------------

STOCKHOLDERS' EQUITY
   Convertible preferred stock, $1 par value:
    Authorized - 1,400,000 shares
    Issued - 295,018 shares (350,137 for 1999)                             295           350
   Common stock, $1 par value:
    Authorized - 78,600,000 shares
    Issued - 13,248,948 shares (13,850,819 for 1999)                    13,249        13,851
   Paid-in capital                                                      60,535        71,730
   Retained earnings                                                   379,006       299,547
   Accumulated other comprehensive income                                  544         1,059
                                                                    ------------------------
      TOTAL STOCKHOLDERS' EQUITY                                    $  453,629    $  386,537
                                                                    ------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $1,361,341    $1,248,323
--------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                       ACCUMULATED
                                                                                                          OTHER         TOTAL
                                                    PREFERRED     COMMON       PAID-IN     RETAINED   COMPREHENSIVE  STOCKHOLDERS'
(amounts in thousands, except share data)             STOCK        STOCK       CAPITAL     EARNINGS      INCOME         EQUITY
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998                          $     503    $  14,522    $  88,502    $ 199,114    $   2,482    $ 305,123
   Comprehensive income
     Net earnings                                                                             40,266                    40,266
     Other comprehensive income, net of tax:
       Unrealized losses on mortgage-backed
        securities, net of taxes of $(381)                                                                   (572)        (572)
                                                                                                                     ---------
     Total comprehensive income                                                                                         39,694
   Preferred stock dividends (per share $2.21)                                                (1,000)                   (1,000)
   Common stock dividends (per share $0.16)                                                   (2,369)                   (2,369)
   Repurchase of common stock                                         (353)      (6,676)                                (7,029)
   Conversions and retirements of preferred stock         (86)          73       (1,446)                                (1,459)
   Reclassification of preferred paid-in capital                                  3,242                                  3,242
   Employee stock plans (509,580 shares)                               510        9,571                                 10,081
                                                    --------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                              417       14,752       93,193      236,011        1,910      346,283
------------------------------------------------------------------------------------------------------------------------------
   Comprehensive income
     Net earnings                                                                             66,695                    66,695
     Other comprehensive income, net of tax:
       Unrealized losses on mortgage-backed
        securities, net of taxes of $(543)                                                                   (851)        (851)
                                                                                                                     ---------
     Total comprehensive income                                                                                         65,844
   Preferred stock dividends (per share $2.21)                                                  (831)                     (831)
   Common stock dividends (per share $0.16)                                                   (2,328)                   (2,328)
   Repurchase of common stock                                       (1,188)     (25,938)                               (27,126)
   Conversions and retirements of preferred stock         (67)          63         (896)                                  (900)
   Reclassification of preferred paid-in capital                                    612                                    612
   Employee stock plans (223,800 shares)                               224        4,759                                  4,983
                                                    --------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                              350       13,851       71,730      299,547        1,059      386,537
------------------------------------------------------------------------------------------------------------------------------
   Comprehensive income
     Net earnings                                                                             82,252                    82,252
     Other comprehensive income, net of tax:
       Unrealized losses on mortgage-backed
        securities, net of taxes of $(329)                                                                   (515)        (515)
                                                                                                                     ---------
     Total comprehensive income                                                                                         81,737
   Preferred stock dividends (per share $2.21)                                                  (694)                     (694)
   Common stock dividends (per share $0.16)                                                   (2,099)                   (2,099)
   Repurchase of common stock                                       (1,147)     (24,262)                               (25,409)
   Conversions and retirements of preferred stock         (55)          54         (585)                                  (586)
   Reclassification of preferred paid-in capital                                  3,179                                  3,179
   Employee stock plans (491,051 shares)                               491       10,473                                 10,964
                                                    --------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                        $     295    $  13,249    $  60,535    $ 379,006    $     544    $ 453,629
------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  Year ended December 31,
(amounts in thousands)                                                       2000           1999           1998
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net earnings                                                            $  82,252      $  66,695      $  40,266
   Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization                                            28,489         28,010         25,586
     Loss on early extinguishment of debt                                         --             --          5,543
   Changes in assets and liabilities, net of effects from acquisition:
     Increase in inventories                                                 (65,724)      (178,590)       (67,828)
     Net change in other assets, payables and other liabilities               40,600         34,971         95,272
     Decrease in mortgage loans, held-for-sale                                29,303        118,091         41,246
   Other operating activities, net                                            (3,695)       (10,039)           354
                                                                           ---------------------------------------
   Net cash provided by operating activities                                 111,225         59,138        140,439
                                                                           ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net additions to property, plant and equipment                            (34,326)       (29,026)       (22,734)
   Principal reduction of mortgage collateral                                 17,756         28,940         39,887
   Principal (increase in) reduction of mortgage-backed
     securities, available-for-sale                                             (925)        11,629         10,899
   Sales of mortgage-backed securities, available-for-sale                     3,756             --         10,935
   Principal reduction of mortgage-backed securities, held-to-maturity         8,843         15,689         19,942
   (Increase) decrease in funds held by trustee                               (1,668)         7,843          8,796
   Acquisition of Regency Homes                                                   --             --        (17,885)
   Other investing activities, net                                               522           (232)           767
                                                                           ---------------------------------------
   Net cash (used for) provided by investing activities                       (6,042)        34,843         50,607
                                                                           ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash proceeds of long-term debt                                           150,000         70,000         98,955
   Reduction of long-term debt                                               (78,000)          (152)      (106,836)
   Decrease in short-term notes payable                                      (74,895)       (65,600)      (117,574)
   Bond principal payments                                                   (12,927)       (51,883)       (50,162)
   Common and preferred stock dividends                                       (2,859)        (3,249)        (3,399)
   Common stock repurchases                                                  (25,409)       (27,126)        (7,028)
   Other financing activities, net                                            11,182          4,171          8,651
                                                                           ---------------------------------------
   Net cash used for financing activities                                    (32,908)       (73,839)      (177,393)
                                                                           ---------------------------------------
   Net increase in cash and cash equivalents                                  72,275         20,142         13,653
   Cash and cash equivalents at beginning of year                             69,926         49,784         36,131
                                                                           ---------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $ 142,201      $  69,926      $  49,784
------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid for interest (net of capitalized interest)                    $  23,661      $  29,145      $  50,866
   Cash paid for income taxes (net of refunds)                             $  51,509      $  40,683      $  19,143
------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of The Ryland Group and its wholly owned subsidiaries ("the Company"). Intercompany transactions have been eliminated in consolidation. Certain amounts in the consolidated statements of prior years have been reclassified to conform to the 2000 presentation.


Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


Per Share Data

Basic net earnings per common share is computed by dividing net earnings, after considering preferred stock dividend requirements, by the weighted-average number of common shares outstanding.

Additionally, diluted net earnings per common share gives effect to dilutive common stock equivalent shares, including the assumed conversion of preferred shares held by The Ryland Group Retirement Savings Opportunity Plan Trust ("RSOP Trust") into common stock. The effect of the RSOP Trust was dilutive for the years ended December 31, 2000, 1999 and 1998.


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

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


Service Liabilities

Service and warranty costs are estimated and accrued at the time a home closes.


Housing Inventories

Housing inventories consist principally of homes under construction, land under development and improved lots.

Inventories to be held and used are stated at cost, unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory.

Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell and are reported net of valuation reserves. Valuation reserves related to inventories to be disposed of amounted to $10.5 million at December 31, 2000, and $3.6 million at December 31, 1999. The net carrying values of the related inventories amounted to $35 million and $6 million at December 31, 2000 and 1999, respectively.

Costs of inventory include direct costs of land, material acquisition, home construction and related direct overhead expenses. Interest and taxes are capitalized during the land development stage. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.

The following table is a summary of capitalized interest:


                                                         2000            1999
-------------------------------------------------------------------------------
Capitalized interest as of January 1                   $ 26,970        $ 21,600
Interest capitalized                                     34,105          24,397
Interest amortized to cost of sales                     (27,581)        (19,027)
                                                       ------------------------

Capitalized interest as of December 31                 $ 33,494        $ 26,970
-------------------------------------------------------------------------------

Property, Plant and Equipment

Property, plant and equipment, which include model home furnishings, are carried at cost less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings are amortized over the life of the community as homes are closed.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


Purchase Price in Excess of Net Assets Acquired

Costs in excess of net assets of acquired businesses (goodwill) are amortized on a straight-line basis over their estimated useful lives for periods of up to 30 years. The Company periodically evaluates the businesses to which goodwill relates, on an undiscounted cash flow method, in order to assess whether the carrying value of goodwill has been impaired.


Mortgage Loans, Held-For-Sale

Mortgage loans, held-for-sale are reported net of discounts and are valued at the lower of cost or market determined on an aggregate basis. Any gain or loss on the sale of the loans is recognized at the time of sale.


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


Loan Origination Fees, Costs and Mortgage Discounts

Loan origination fees, net of related direct origination costs and loan discount points, are deferred as an adjustment to the carrying value of related mortgage loans held-for-sale and are recognized in income upon the sale of the mortgage loans.


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

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


deferred when paid and recognized as an adjustment to gains on sales of mortgages over the lives of the options on a straight-line basis. Changes in the fair value of contracts are deferred and included in mortgage loans held-for-sale. Changes in fair value are recognized in income as an adjustment to gains on sales of mortgages when the mortgages and securities are sold.


Stock-Based Compensation

The Company has elected to follow the intrinsic value method to account for compensation expense, which is related to the award of stock options, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-based Compensation." Since stock option awards are granted at prices no less than the fair market value of the shares at the date of grant, no compensation expense is recognized.


New Accounting Pronouncements

FAS 133

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138, which is required to be adopted in fiscal years beginning after June 15, 2000. FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting procedures that will affect the timing and manner in which hedging gains and losses are recognized in the Company's financial statements. The Company adopted FAS 133 on January 1, 2001. This adoption did not have a material effect on the Company's earnings or financial position.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


NOTE B: EARNINGS PER SHARE RECONCILIATION

The following table sets forth the computation of basic and diluted earnings per share before extraordinary item:

                                                                             Year ended December 31,
                                                                     2000              1999              1998
-----------------------------------------------------------------------------------------------------------------
Numerator
   Net earnings before extraordinary item                        $     82,252      $     66,695      $     43,592
   Preferred stock dividends                                             (694)             (831)           (1,000)
                                                                 ------------------------------------------------
   Numerator for basic earnings per share - earnings
     before extraordinary item available to
     common stockholders                                               81,558            65,864            42,592
   Effect of dilutive securities - preferred stock dividends              694               831             1,000
                                                                 ------------------------------------------------
   Numerator for diluted earnings per share - earnings
     before extraordinary item available to
     common stockholders                                         $     82,252      $     66,695      $     43,592

DENOMINATOR
   Denominator for basic earnings per share -
     weighted-average shares                                       13,172,793        14,678,925        14,709,404
   Effect of dilutive securities:
     Stock options                                                    315,560           292,580           316,640
     Conversion of preferred shares                                   321,126           384,255           463,374
     Equity incentive plan                                             83,883           149,622           113,894
                                                                 ------------------------------------------------
   Dilutive potential of common shares                                720,569           826,457           893,908
   Denominator for diluted earnings per share -
     adjusted weighted-average shares and
     assumed conversions                                           13,893,362        15,505,382        15,603,312

BASIC EARNINGS PER COMMON SHARE

Net earnings per share before extraordinary item                 $       6.19      $       4.49      $       2.90

DILUTED EARNINGS PER COMMON SHARE

Net earnings per share before extraordinary item                 $       5.92      $       4.30      $       2.79
-----------------------------------------------------------------------------------------------------------------

The assumed conversion of preferred shares was dilutive for the years ended December 31, 2000, 1999 and 1998.

NOTE C: SEGMENT INFORMATION

The Company is a leading, national homebuilder and mortgage-related financial services firm. As one of the largest single-family, on-site homebuilders in the United States, the Company builds homes in 21 markets. The Company's homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company's financial services segment not only provides such mortgage-related products and services as loan

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


origination, title, escrow and homeowners insurance, but also conducts investment activities.

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

                                            Year Ended December 31,
                                      2000             1999             1998
-------------------------------------------------------------------------------
REVENUES
   Homebuilding                   $ 2,285,540      $ 1,958,832      $ 1,694,505
   Financial services                  46,105           50,434           70,983
                                  ---------------------------------------------

     Total                        $ 2,331,645      $ 2,009,266      $ 1,765,488
-------------------------------------------------------------------------------

PRETAX EARNINGS
   Homebuilding                   $   151,343      $   120,830      $    80,057
   Financial services                  11,495           11,838           11,788
   Corporate and other                (27,998)         (23,332)         (16,687)
                                  ---------------------------------------------

     Total                        $   134,840      $   109,336      $    75,158
-------------------------------------------------------------------------------

DEPRECIATION AND
   AMORTIZATION
   Homebuilding                   $    24,063      $    23,398      $    23,166
   Financial services                     708              810              895
   Corporate and other                  3,718            3,802            1,525
                                  ---------------------------------------------

     Total                        $    28,489      $    28,010      $    25,586
-------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
   Homebuilding                   $ 1,151,232      $   955,371      $   778,668
   Financial services                 114,490          189,724          286,683
   Corporate and other                 95,619          103,228          150,047
                                  ---------------------------------------------

     Total                        $ 1,361,341      $ 1,248,323      $ 1,215,398
-------------------------------------------------------------------------------

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

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


Limited-Purpose Subsidiaries

Collateral for bonds payable consists of mortgage-backed securities; notes receivable secured by mortgage-backed securities and mortgage loans; fixed-rate mortgage loans; and funds held by trustee. Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on collateral is remitted directly to a trustee and is available for payment on the bonds.

The components of collateral for bonds payable at December 31 are summarized as follows:

                                                      2000               1999
-------------------------------------------------------------------------------
Mortgage-backed securities                          $ 16,417           $ 27,092
Notes receivable                                       1,419              4,019
Mortgage loans                                         1,460              2,893
Funds held by trustee                                  3,916              5,838
Mortgage discounts                                      (207)              (209)
                                                    ---------------------------

   Total                                            $ 23,005           $ 39,633
-------------------------------------------------------------------------------

Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed, or are otherwise obligated with respect to, these bond issues.


Mortgage-Backed Securities: Unrealized Gains and Losses

Mortgage-backed securities are held by the financial services segment and reported in the balance sheet as "Mortgage-backed securities and notes receivable." They are also held by the limited-purpose subsidiaries and reported in the balance sheet as "Collateral for bonds payable."

The following is a consolidated summary of mortgage-backed securities classified as available-for-sale and held-to-maturity as of:

                                                GROSS       GROSS
                                 AMORTIZED    UNREALIZED  UNREALIZED      FAIR
                                   COST         GAINS       LOSSES        VALUE
--------------------------------------------------------------------------------
December 31, 2000
Available-for-sale                $23,078      $   894      $    --      $23,972
Held-to-maturity                   32,436        1,079            2       33,513
                                  ----------------------------------------------

    Total                         $55,514      $ 1,973      $     2      $57,485

December 31, 1999
Available-for-sale                $28,962      $ 1,953      $   215      $30,700
Held-to-maturity                   41,331        2,352           --       43,683
                                  ----------------------------------------------

    Total                         $70,293      $ 4,305      $   215      $74,383
--------------------------------------------------------------------------------

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


NOTE E: FINANCIAL SERVICES SHORT-TERM NOTES PAYABLE

Financial services had outstanding borrowings at December 31 as follows:

                                                         2000             1999
--------------------------------------------------------------------------------
Mortgage warehouse facility                            $     --         $ 60,224
Repurchase agreements                                    37,664           77,619
Revolving credit agreement                               44,899           19,615
                                                       -------------------------

   Total outstanding borrowings                        $ 82,563         $157,458
--------------------------------------------------------------------------------

In August 2000, the financial services segment decreased its bank credit facility from $200 million to $150 million. This borrowing arrangement provides for mortgage warehouse funding and matures in May 2002. There were no borrowings outstanding under this bank facility at December 31, 2000. Borrowings under this facility are collateralized by mortgage loans held-for-sale and cash proceeds from loan sales, which totaled $7,724 at December 31, 2000. Borrowings outstanding under this bank facility totaling $60,224 at December 31, 1999, were collateralized by mortgage loans held-for-sale and cash proceeds from loan sales totaling $72,876. The effective interest rates on these borrowings were 5.8 percent, 3.4 percent and 4.1 percent for 2000, 1999 and 1998, respectively. The agreement contains certain financial covenants, which the Company met at December 31, 2000.

The repurchase agreements represented short-term borrowings of $37,664 and $77,619 in 2000 and 1999, respectively, that were collateralized by mortgage loans, mortgage-backed securities and investments in securities issued by one of the Company's limited-purpose subsidiaries. The outstanding collateral balances at December 31, 2000 and 1999, were $37,111 and $78,554, with related fair values of $37,843 and $79,913, respectively.

During 2000, the Company renewed and extended a revolving credit facility used to finance investment securities in the financial services segment. The facility was increased by $10 million to a base of $45 million as of December 31, 2000. The agreement extends through March 2001, bears interest at market rates and is collateralized by investment portfolio securities. Borrowings outstanding under this facility, totaling $44,899 and $19,615, were collateralized by investment portfolio securities with principal balances of $47,192 and $20,025 at December 31, 2000 and 1999, respectively.

Weighted-average interest rates at the end of the period on all short-term borrowings were 7.3 percent and 5.6 percent for 2000 and 1999, respectively. Weighted-average interest rates during the period on all short-term borrowings were 5.3 percent, 3.6 percent and 5.2 percent

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


for 2000, 1999 and 1998, respectively.


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

The contract or notional amounts of these financial instruments as of December 31 were as follows:


                                                        2000              1999
                                                       -------           -------
Commitments to originate
   mortgage loans                                      $23,578           $18,880
Hedging contracts:
   Forward-delivery contracts                          $51,000           $30,000
   Others                                               10,000             5,000

Commitments to originate mortgage loans represent loan commitments with customers at market rates up to 120 days before settlement. Loan commitments have no carrying value on the balance sheet and expose the Company to market risk as a result of increases in mortgage interest rates. The amount of risk is limited to the difference between the contract price and current market value, and it is mitigated by fees collected from the customer and by the Company's hedging activities. Loan commitments had interest rates ranging from 6.5 percent to 13.6 percent as of December 31, 2000, and 6.5 percent to 12.1 percent as of December 31, 1999.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on mortgage loan commitments and mortgage loans held-for-sale. The selection of these hedging contracts is based upon the Company's secondary marketing strategy, which establishes a risk-tolerance level. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of mortgage loan commitments expected to be funded. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with mortgage loan commitments and mortgage loans held-for-sale.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits.


NOTE G: FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments, both on and off the balance sheet, are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated using present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including discount rates and estimates of cash flows. In that regard, derived fair-value estimates cannot be substantiated by comparison to independent markets and, in many cases, cannot be realized in immediate settlement of the instruments.

The table below sets forth the carrying values and fair values of the Company's financial instruments, except for those noted financial instruments for which carrying values approximate fair values at the end of the year. It excludes nonfinancial instruments, and, accordingly, the aggregate fair-value amounts presented do not represent the underlying value of the Company.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)

                                                                                 2000                         1999
                                                                        ----------------------------------------------------
                                                                        CARRYING        FAIR         CARRYING        FAIR
                                                                          VALUE         VALUE          VALUE         VALUE
----------------------------------------------------------------------------------------------------------------------------
HOMEBUILDING
   Liabilities
    Senior notes                                                        $ 250,000     $ 253,251      $ 108,000     $ 111,080
    Senior subordinated notes                                             200,000       186,688        200,000       184,000

FINANCIAL SERVICES
   Assets
    Mortgage loans, held-for-sale                                       $  11,217     $  11,470      $  40,520     $  41,156
    Mortgage-backed securities, available-for-sale                         23,900        23,900         29,823        29,823
    Mortgage-backed securities, held-to-maturity                           16,168        16,673         15,134        15,911
    Notes receivable, whole loans and funds held by trustee                44,532        46,057         54,292        57,433
   Off-balance sheet financial instruments
    Commitments to originate mortgage loans                                    --           292             --         3,292
    Forward-delivery contracts                                                 --          (165)            --           298
    Other hedging contracts                                                    --           (17)            --           (45)

OTHER ASSETS
   Collateral for bonds payable of the limited-purpose subsidiaries     $  23,005     $  23,680      $  39,633     $  41,605

OTHER LIABILITIES
   Bonds payable of the limited-purpose subsidiaries                    $  21,250     $  22,775      $  37,339     $  41,045
----------------------------------------------------------------------------------------------------------------------------

   The Company used the following methods and assumptions in estimating fair values:


- Cash and cash equivalents; secured notes payable; loan servicing receivables; funds held by trustee; revolving credit agreements and short-term notes payable: The carrying amounts reported in the balance sheet approximate fair values.

- Senior notes; senior subordinated notes; mortgage loans held-for-sale; mortgage-backed securities; notes receivable and whole loans; various hedging contracts if settled on December 31, 2000 and 1999; and mortgage loan commitments: The fair values of these financial instruments are based on quoted market prices for similar financial instruments.


NOTE H: LIMITED-PURPOSE SUBSIDIARIES' BONDS PAYABLE

The Company's limited-purpose subsidiaries no longer issue mortgage-backed bonds and mortgage-participation securities. Payments made on the bonds are on a scheduled basis in amounts relating to corresponding payments received on the underlying mortgage collateral.

The following table sets forth information with respect to the limited-purpose subsidiaries' bonds payable outstanding at December 31:

                                                 2000               1999
-----------------------------------------------------------------------------
Bonds payable, net of discounts:
2000 - $847; 1999 - $1,276                         $21,250            $37,339
Range of interest rates                      7.25% - 11.65%    7.25% - 12.625%
Stated maturities                                2009-2019          2009-2019
-----------------------------------------------------------------------------

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


NOTE I: LONG-TERM DEBT

Long-term debt consists of the following:

                                                              December 31,
                                                         2000             1999
--------------------------------------------------------------------------------
Senior subordinated notes                              $200,000         $200,000
Senior notes                                            250,000          108,000
Revolving credit facility and other                          --           70,000
                                                       -------------------------
                                                       $450,000         $378,000
--------------------------------------------------------------------------------

In July 2000, the Company increased its unsecured revolving credit facility from $375 million to $400 million. This facility will mature in October 2003. Borrowings under this agreement bear interest at variable short-term rates. The effective interest rate was 8.1 percent for 2000 and 6.8 percent for 1999 and 1998. There were no amounts outstanding under this agreement at December 31, 2000. At December 31, 1999, the Company had $70 million of borrowings under this credit agreement at an average rate of 7.7 percent.

The Company has $100 million of 9.625 percent senior subordinated notes outstanding due June 2004, with interest payable semiannually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after December 1, 2000. The Company has $100 million of 8.25 percent senior subordinated notes due April 2008, with interest payable semiannually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after April 1, 2003. In July 1998, the Company redeemed $100 million of 10.5 percent senior subordinated notes due 2002 at the stated call price of 103.94 percent of par. As a result, the Company recognized an extraordinary loss on early extinguishment of debt in 1998 of $3.3 million (net of a $2.2 million income tax benefit). Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

The Company has $100 million of 10.5 percent senior notes due July 2006, with interest payable semiannually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after July 1, 2001. At December 31, 2000, the Company also had $150 million of 9.75 percent senior notes due September 2010, with interest payable semiannually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after September 1, 2005.

Maturities of long-term debt for the next five years are as follows: 2001 through 2003 - $0; 2004 - $100,000; 2005 - $0; thereafter - $350,000.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. Under the loan covenants, the Company had $99.3 million of retained earnings available for dividends at December 31, 2000. The Company was in compliance with these covenants at December 31, 2000.


NOTE J: INCOME TAXES

The Company's expense for income taxes is summarized as follows:

                                                Year ended December 31,
                                        2000             1999             1998
--------------------------------------------------------------------------------
CURRENT
    Federal                           $ 46,988         $ 36,633         $ 22,453
    State                                8,126            6,335            4,491
                                      ------------------------------------------

      Total current                     55,114           42,968           26,944

                                      ------------------------------------------

DEFERRED
    Federal                             (2,154)            (279)           3,852
    State                                 (372)             (48)             770
                                      ------------------------------------------

      Total deferred                    (2,526)            (327)           4,622

                                      ------------------------------------------

Total expense                         $ 52,588         $ 42,641         $ 31,566

--------------------------------------------------------------------------------


The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

                                                    Year ended December 31,
                                                2000         1999         1998
-------------------------------------------------------------------------------
Income taxes at federal
    statutory rate                               35.0%        35.0%        35.0%
State income taxes, net of
    federal tax                                   4.0          4.0          4.5
Other, net                                         --           --          2.5
                                               --------------------------------

Effective rate                                   39.0%        39.0%        42.0%

-------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                        2000             1999
-------------------------------------------------------------------------------
DEFERRED TAX ASSETS
   Inventory valuation differences,
     operating reserves and accruals                  $ 38,009         $ 34,297
   Other                                                 1,298            1,693
                                                      -------------------------

     Total deferred tax assets                          39,307           35,990

                                                      -------------------------

DEFERRED TAX LIABILITIES
   Installment sales method and
     deferred gains                                     (2,438)          (2,100)
   Other                                                (2,011)          (1,756)
                                                      -------------------------

     Total deferred tax liabilities                     (4,449)          (3,856)

                                                      -------------------------

Net deferred tax asset                                $ 34,858         $ 32,134

-------------------------------------------------------------------------------

The Company has determined that no valuation allowance for the deferred tax asset is required. The Company had a current tax liability of $12,321 and $11,104 as of December 31, 2000 and 1999, respectively.


NOTE K: STOCKHOLDERS' EQUITY

Preferred Stock

On August 31, 1989, the Company sold 1,267,327 shares of nontransferable, convertible preferred stock, par value $1.00, to the RSOP Trust, of which 295,018 shares were outstanding as of December 31, 2000.

Each share of preferred stock receives an annual dividend of $2.21. During 2000, 1999 and 1998, the Company paid $694, $831 and $1,000, respectively, in dividends on its preferred stock. Each share of preferred stock entitles the holder to a number of votes equal to the shares into which the stock is convertible, and preferred stockholders vote together with common stockholders on all matters.

Under the RSOP Trust, at the option of the trustee, the Company may be obligated to redeem the preferred stock to satisfy distribution obligations to its participants. For purposes of these redemptions, the value of each share of preferred stock is determined monthly by an independent appraiser, with a minimum guaranteed value of $25.25 per share. The Company may issue common stock to satisfy this redemption obligation, with any excess redemption price to be paid in cash. At December 31, 2000 and 1999, the maximum cash obligation for such

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


redemptions was shown outside of stockholders' equity as part of other liabilities. This obligation was calculated assuming that all preferred shares outstanding were submitted for redemption. Based upon the appraised value of each share of preferred stock ($43.38 and $33.81) and the market value of each share of common stock ($40.75 and $23.06) at December 31, 2000 and 1999, respectively, the redemption obligation was $774 and $3,764 at December 31, 2000 and 1999, respectively. During 2000 and 1999, 55,119 and 66,607 shares of preferred stock, respectively, were retired (see Note L).


Common Share Purchase Rights

In 1996, the Company adopted a revised shareholder rights plan under which it distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $70. The rights become exercisable 10 business days after any party acquires, or announces an offer to acquire, 20 percent or more of the Company's common stock. The rights expire January 13, 2007, and are redeemable at $0.01 per right at any time before 10 business days following the time that any party acquires 20 percent or more of the Company's common stock.

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


NOTE L: EMPLOYEE INCENTIVE AND STOCK PLANS

Retirement Savings Opportunity Plan (RSOP)

All full-time employees are eligible to participate in the RSOP beginning the first pay period of the quarter, following 30 days of employment. Pursuant to
Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant's income into a variety of investment options. Compensation expense reflects the Company's matching contributions to its employees' 401(k) contributions. Total compensation expense related to this plan amounted to $5,726, $5,068 and $3,549 in 2000, 1999 and 1998, respectively.

As of December 31, 2000, 295,018 shares of preferred stock were allocated to participants' accounts. Previously, the Company issued its preferred stock in connection with its matching contributions to those accounts.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


Equity Incentive Plan and Other Related Plans

The Company's 1992 Equity Incentive Plan permits it to provide equity incentives to employees in the form of stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards. Under this plan, options are granted to purchase shares at prices not less than the fair market value of the shares at the date of grant. The options are exercisable at various dates over one- to 10-year periods. Stock options granted during 2000 generally have a maximum term of 10 years and vest over three years. At the beginning of each year, 2.5 percent of the number of common shares outstanding are authorized for grants of options and other equity instruments.

Under the Company's Nonemployee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair market value of the shares at the date of grant. A maximum of 275,000 shares of common stock has been reserved for issuance under this plan.

The following is a summary of transactions relating to all stock option plans for each year ended December 31:

                                                                  2000                     1999                    1998
                                                     ------------------------------------------------------------------------------
                                                                      Weighted-                 Weighted-                 Weighted-
                                                                      Average                   Average                   Average
                                                                      Exercise                  Exercise                  Exercise
                                                            Shares     Price          Shares     Price          Shares     Price
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year                   2,238,630   $20.02        1,840,400   $18.17        1,932,560   $15.71
   Granted                                                   546,500    19.96          690,250    24.51          637,000    23.88
   Exercised                                                (468,551)   17.32         (183,725)   17.08         (540,350)   16.13
   Forfeited                                                (116,643)   21.13         (108,295)   22.13         (188,810)   18.07
                                                     ----------------------------------------------------------------------------

Options outstanding at end of year                         2,199,936    20.53        2,238,630    20.02        1,840,400    18.02
Available for future grant                                   286,027                    71,794                   320,143
                                                     ----------------------------------------------------------------------------

Total shares reserved                                      2,485,963                 2,310,424                 2,160,543
                                                     ----------------------------------------------------------------------------

Options exercisable at December 31                         1,121,064    18.90        1,130,805    17.18          864,795    16.61
Prices related to options exercised during the year  $13.50 - $28.88           $11.50 - $24.13           $12.88 - $24.13
---------------------------------------------------------------------------------------------------------------------------------

A summary of stock options outstanding and exercisable as of December 31, 2000, follows:

                                         OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------
                                              Weighted -    Weighted -                 Weighted -
    Range of                                   Average      Average                     Average
    Exercise                    Number        Remaining     Exercise       Number      Exercise
     Prices                  Outstanding     Life (Years)     Price      Exercisable     Price
------------------------------------------------------------------------------------------------------
$12.75 to $16.44               881,985           7.23         $15.00       485,735       $13.87
$17.13 to $24.13               884,998           6.91         $22.60       458,319       $21.63
$24.25 to $40.75               432,953           8.35         $27.56       177,010       $25.66
------------------------------------------------------------------------------------------------------

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


The Company has adopted the disclosure-only provisions of FAS 123. Accordingly, no compensation expense has been recognized for stock option plans. Had compensation expense for these plans been determined based on fair value at the grant date for awards, consistent with the provisions of FAS 123, in 2000, 1999 and 1998, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated in the following table:

                                              2000          1999          1998
--------------------------------------------------------------------------------
Net earnings - as reported                  $ 82,252      $ 66,695      $ 40,266
Net earnings - pro forma                    $ 80,137      $ 64,471      $ 38,761
Basic net earnings per
   share - as reported                      $   6.19      $   4.49      $   2.67
Basic net earnings per
   share - pro forma                        $   6.03      $   4.34      $   2.57
Diluted net earnings per
   share - as reported                      $   5.92      $   4.30      $   2.58
Diluted net earnings per
   share - pro forma                        $   5.77      $   4.20      $   2.48

--------------------------------------------------------------------------------


The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2000, 1999 and 1998, respectively: a risk-free interest rate of 6.4 percent, 5.2 percent and 5.4 percent; an expected volatility factor for the market price of the Company's common stock of 35 percent, 34 percent and 35 percent; a dividend yield of 0.9 percent, 0.7 percent and 0.7 percent; and an expected life of three years, four years and five years. The weighted-average fair value as of the grant date for options granted in 2000, 1999 and 1998 was $5.97, $7.95 and $9.11, respectively.


NOTE M: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. As of December 31, 2000, the Company had deposits and letters of credit outstanding of $40,208 for options and land purchase contracts having a total purchase price of $749,757.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


Rent expense primarily relates to office facilities, model homes, and furniture and equipment. The increase in rent expense for 2000 from 1999 is primarily due to an increase in model home lease activity.

                                                Year ended December 31,
                                         2000            1999            1998
-------------------------------------------------------------------------------
Total rent expense                     $ 18,212        $ 13,581        $ 14,142
Less income from subleases               (2,416)         (2,149)         (1,447)
                                       ----------------------------------------

Net rental expense                     $ 15,796        $ 11,432        $ 12,695

-------------------------------------------------------------------------------

Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows:

--------------------------------------------------------------
2001                                                  $11,778
2002                                                    9,216
2003                                                    5,694
2004                                                    3,813
2005                                                    1,697
After 2005                                                890
                                                      -------
Subtotal                                              $33,088
Less sublease income                                   (3,400)
                                                      -------
Total lease commitments                               $29,688

--------------------------------------------------------------

Contingencies

Contingent liabilities may arise from obligations incurred in the ordinary course of business or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. Total development bonds at December 31, 2000, were $251,723 and total deposits and letters of credit at December 31, 2000, were $37,185.

Ryland Mortgage Company (RMC) received information from the Federal Deposit Insurance Corporation (FDIC) regarding outstanding claims related to mortgage servicing contracts entered into with the Resolution Trust Company during 1991 and 1992. RMC is investigating these claims. No prediction can be made, at this time, regarding the results of this investigation or whether the FDIC will initiate a civil action against RMC in connection with these claims.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except share data, unless otherwise noted)


The Company is party to various legal proceedings generally incidental to its businesses. Based on evaluation of these matters and discussions with counsel, management believes that liabilities arising from these matters will not have a material adverse effect on the financial condition of the Company.

THE RYLAND GROUP, INC. & SUBSIDIARIES

Report of Independent Auditors


BOARD OF DIRECTORS AND STOCKHOLDERS
THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ ERNST & YOUNG LLP
Los Angeles, California
January 24, 2001

THE RYLAND GROUP, INC. & SUBSIDIARIES
Report of Management


Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments and estimates.

The accounting systems, which record, summarize and report financial information, are supported by internal control systems designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. These systems are the responsibility of management and are regularly tested by the Company's internal auditors. External auditors also review and test the effectiveness of these systems to the extent they deem necessary to express an opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the external auditors to review accounting, auditing and financial matters. Both internal auditors and external auditors have unrestricted access to the Audit Committee.


/s/ GORDON A. MILNE
Gordon A. Milne, Senior Vice President and Chief Financial Officer


/s/ DAVID L. FRISTOE
David L. Fristoe, Senior Vice President, CIO, Controller and Chief Accounting Officer

THE RYLAND GROUP, INC. & SUBSIDIARIES
QUARTERLY FINANCIAL DATA AND COMMON STOCK PRICES AND DIVIDENDS


(amounts in thousands,                              2000                                            1999
except share data) unaudited    Dec. 31     Sept. 30    June 30     March 31    Dec. 31     Sept. 30    June 30     March 31
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
   Revenues                     $749,556    $628,327    $524,750    $429,012    $595,647    $507,175    $502,405    $404,039
   Earnings before taxes          51,712      37,441      27,773      17,914      34,153      29,736      28,578      16,869
   Income tax expense             20,168      14,602      10,832       6,986      13,320      11,597      10,976       6,748
                                --------------------------------------------------------------------------------------------
   Net earnings                 $ 31,544    $ 22,839    $ 16,941    $ 10,928    $ 20,833    $ 18,139    $ 17,602    $ 10,121

   Basic net earnings per
     common share               $   2.37    $   1.74    $   1.29    $   0.80    $   1.45    $   1.21    $   1.17    $   0.67

   Diluted net earnings per
     common share               $   2.22    $   1.67    $   1.24    $   0.78    $   1.40    $   1.15    $   1.12    $   0.65

   Weighted - average common
     shares outstanding:
       Basic                      13,222      12,992      13,027      13,449      14,198      14,856      14,851      14,810
       Diluted                    14,219      13,692      13,652      14,010      14,901      15,741      15,762      15,669
----------------------------------------------------------------------------------------------------------------------------

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL.

The table below presents high and low market prices and dividend information for the Company. The number of common stockholders of record as of February 15, 2001, was 13,390,673.

(See Note I for dividend restrictions.)

                                                  Dividends                                                       Dividends
                                                  Declared                                                        Declared
2000                       High         Low       Per Share        1999                      High       Low       Per Share
------------------------------------------------------------------------------------------------------------------------------
First quarter             $22 1/4     $15 1/4      $0.04           First quarter           $28 5/16    $22 5/8      $0.04
Second quarter             22 7/8      18 7/16      0.04           Second quarter           30          22 7/8       0.04
Third quarter              31          20           0.04           Third quarter            30 7/16     22 1/4       0.04
Fourth quarter             41 9/16     27 1/2       0.04           Fourth quarter           24 1/16     19 15/16     0.04

------------------------------------------------------------------------------------------------------------------------------