Form 10-K, Exhibit 13
period 2001-12-31
RYLAND GROUP INC
filed 2002-03-19
CIK 85974

EXHIBIT 13

THE RYLAND GROUP, INC. & SUBSIDIARIES
SELECTED FINANCIAL DATA

(amounts in millions, except share data) unaudited	2001	2000	1999	1998	1997

ANNUAL RESULTS
REVENUES
Homebuilding	$2,684	$2,286	$1,959	$1,695	$1,557
Financial services	58	46	50	70	93

TOTAL	2,742	2,332	2,009	1,765	1,650
Cost of sales— homebuilding	2,182	1,901	1,633	1,429	1,346
Selling, general and administrative expenses	311	268	239	216	211
Interest expense	24	28	28	45	57

Earnings before taxes	225	135	109	75	36
Tax expense	89	53	42	32	14

Net earnings before extraordinary item	136	82	67	43	22
Extraordinary item, extinguishment of debt(1)	(4)	—	—	(3)	—

Net earnings	$132	$82	$67	$40	$22

YEAR-END POSITION
ASSETS
Housing inventories	$899	$888	$823	$642	$555
Cash and cash equivalents	298	142	70	50	36
Mortgage-backed securities and notes receivable	62	85	99	112	153
Other assets	252	246	256	411	539

TOTAL ASSETS	$1,511	$1,361	$1,248	$1,215	$1,283

LIABILITIES
Long-term debt	$491	$450	$378	$308	$310
Short-term notes payable	62	83	157	223	341
Other liabilities	395	375	327	338	327

TOTAL LIABILITIES	$948	$908	$862	$869	$978

Stockholders’ equity	$563	$453	$386	$346	$305

PER COMMON SHARE DATA
BASIC
Net earnings before extraordinary item	$10.21	$6.19	$4.49	$2.90	$1.33
Net earnings	$9.88	$6.19	$4.49	$2.67	$1.33
DILUTED
Net earnings before extraordinary item	$9.57	$5.92	$4.30	$2.79	$1.32
Net earnings	$9.26	$5.92	$4.30	$2.58	$1.32
Dividends declared	$0.16	$0.16	$0.16	$0.16	$0.27
Stockholders’ equity	$42.59	$33.49	$27.22	$22.83	$20.31

(1)	The Company reported extraordinary after-tax charges of $4.4 million in 2001 and $3.3 million in 1998 which were related to losses on the early extinguishment of debt.

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

THE COMPANY

Operations of The Ryland Group and its subsidiaries (“the Company”) consist of two business segments: homebuilding and financial services. The Company’s homebuilding segment specializes in the sale and construction of single-family attached and detached housing in 21 markets. The financial services segment is primarily involved in providing mortgage-related products and services for the Company’s homebuilding customers.

RESULTS OF OPERATIONS

The Company achieved record earnings for the third consecutive year in 2001. New orders and deliveries of homes also reached their highest levels during the same three-year period. The Company reported consolidated net earnings before extraordinary item of $136.5 million, or $10.21 per share ($9.57 per diluted share), for 2001, compared to $82.3 million, or $6.19 per share ($5.92 per diluted share), for 2000 and $66.7 million, or $4.49 per share ($4.30 per diluted share), for 1999. This represents increases in net earnings before extraordinary item of 66 percent and 23 percent for 2001 and 2000, respectively.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) rose to $318.2 million for the year ended December 31, 2001, from $219.3 million for the same period in 2000. EBITDA was $184.5 million for the year ended December 31, 1999.

The Company’s revenues reached a historical high in 2001 at $2.7 billion, up 17 percent from $2.3 billion in 2000. Total revenues of $2.3 billion in 2000 exceeded 1999 levels by $0.3 billion, or 16 percent. Both housing and mortgage banking revenues rose in 2001.

The homebuilding segment reported pretax earnings of $223.2 million for 2001, compared to $151.3 million for 2000 and $120.8 million for 1999. Homebuilding results in 2001 increased from 2000 primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 2000 increased from 1999 primarily due to these same factors.

The financial services segment reported pretax earnings of $35.1 million for 2001, compared to $11.5 million for 2000 and $11.8 million for 1999. The increase in 2001 from 2000 was primarily attributable to gains realized from the growth of operations, resulting in heightened volume and gains from sales of mortgages and related servicing rights; earnings from title and escrow operations; and decreases in both general and administrative and interest expenses. The decrease in 2000 from 1999 was due to decreased revenues from investment operations and increased general and administrative expenses, partially offset by increased gains realized from sales of mortgages and related servicing rights, as well as from increased earnings from title and escrow operations.

Corporate expenses represent the costs of corporate functions that support the business segments. Corporate expenses were $32.7 million for 2001, $28 million for 2000 and $23.3 million for 1999. Corporate expenses for 2001 and 2000 increased from prior year levels primarily as a result of increases in incentive compensation which were due to higher earnings levels.

During 2001, the Company continued to strengthen its balance sheet. Liquidity increased with cash and unused borrowing capacity totaling $617.7 million at December 31, 2001, versus $485.9 million in 2000, while reliance on short-term debt decreased. Debt-to-total capitalization was down to 47 percent at December 31, 2001, compared to 50 percent at December 31, 2000. In addition, the Company’s ratio of EBITDA to interest incurred improved to 5.8 for the year ended December 31, 2001, compared to 3.5 for the same period in 2000. The Company, which is geographically diverse, has a three-year supply of land and turned inventory over a competitive 2.3 times in 2001.

HOMEBUILDING SEGMENT

Results of operations for the homebuilding segment are summarized as follows (amounts in thousands, except average closing price):

	2001	2000	1999

Revenues	$2,684,116	$2,285,540	$1,958,832
Gross profit	502,497	384,889	325,738
Selling, general and administrative expenses	261,078	216,660	193,193
Interest expense	18,229	16,886	11,715

Homebuilding pretax earnings	$223,190	$151,343	$120,830

Average closing price	$208,000	$194,000	$190,000

THE RYLAND GROUP, INC. & SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Homebuilding revenues increased 17 percent in 2001, compared to 2000, due to an 11 percent increase in closings and a 7 percent increase in the average closing price. The increase in closings in 2001 was due to a higher backlog at the beginning of the year and a 10 percent increase in new home orders during the year. Homebuilding revenues increased 17 percent in 2000, compared to 1999, due to a 12 percent increase in closings and a 2 percent increase in the average closing price. The increase in closings in 2000 was due to a higher backlog at the beginning of the year and a 15 percent increase in new home orders during the year.

Consistent with its policy of managing land investments according to return and risk targets, the Company executed several land sales during the year. Homebuilding results included a pretax gain of $2.3 million from land sales in 2001, compared to a pretax loss of $0.9 million in 2000 and a pretax gain of $0.7 million in 1999.

Gross profit margins from home sales averaged 19.0 percent for 2001, an increase from 17.4 percent for 2000 and 16.8 percent for 1999. The improvement was primarily due to Company initiatives designed to reduce direct construction costs, escalating sales prices and increased closings from newer communities that had more profitable land positions and a more cost-effective product.

Selling, general and administrative expenses, as a percentage of revenues, were 9.7 percent for 2001, 9.5 percent for 2000 and 9.9 percent for 1999. The increase from 2000 to 2001 was primarily due to higher incentive compensation expense, which resulted from improved earnings, and an increase in rent expense as a result of a rise in model home lease activity, offset by divisional and regional cost savings.

Interest expense increased $1.3 million, or 8 percent, in 2001, compared to 2000. This was primarily due to the issuance of new senior debt prior to redemptions of pre-existing debt and was partially offset by declining interest rates, reduced borrowings against the revolving credit facility and interest earned on increased cash investments. Interest expense increased $5.2 million, or 44 percent, in 2000, compared to 1999, primarily due to a higher long-term debt balance, which resulted from increased activity in the Company’s homebuilding operations, and higher interest rates.

HOMEBUILDING OPERATIONAL DATA

New orders increased 10 percent in 2001, compared to 2000. The Company believes new order trends were driven by a desirable product mix, superior locations and a proactive approach to maintaining an adequate supply of competitively priced lots. At December 31, 2001, the Company had outstanding contracts for 4,577 units, up 10 percent from year-end 2000, due to an increase in new orders during the year. Outstanding contracts represent the Company’s backlog of sold but not closed homes, which are generally built and closed, subject to cancellation, over the subsequent two quarters. The $917 million value of outstanding contracts increased 6 percent from year-end 2000.

	NEW ORDERS (UNITS)			CLOSINGS (UNITS)

			%			%
	2001	2000	CHANGE	2001	2000	CHANGE

North	3,875	3,511	10	3,718	3,242	15
South	6,798	6,018	13	6,356	5,988	6
West	2,422	2,390	1	2,612	2,188	19

Total	13,095	11,919	10	12,686	11,418	11

	OUTSTANDING				OUTSTANDING
	CONTRACTS				CONTRACTS
	DECEMBER 31, 2001				DECEMBER 31, 2000

			DOLLARS			DOLLARS
		%	IN	AVERAGE		IN	AVERAGE
	UNITS	CHANGE	MILLIONS	PRICE	UNITS	MILLIONS	PRICE

North	1,637	11	$368	$225,000	1,480	$305	$206,000
South	2,540	21	450	177,000	2,098	383	182,000
West	400	(32)	99	247,000	590	179	304,000

Total	4,577	10	$917	$200,000	4,168	$867	$208,000

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

FINANCIAL SERVICES SEGMENT

Revenues and expenses of the Company’s financial services segment are summarized as follows (amounts in thousands):

	2001	2000	1999

REVENUES
Net gains on sales of mortgages and mortgage servicing rights	$35,768	$20,283	$17,598
Title/escrow/insurance	11,957	9,823	9,036
Interest
Mortgage-backed securities and notes receivable	8,584	11,969	16,624
Other	1,165	3,647	5,595

Total interest	9,749	15,616	22,219
Other	194	383	1,581

Total revenues	$57,668	$46,105	$50,434

EXPENSES
General and administrative	$17,125	$22,991	$21,944
Interest	5,423	11,619	16,652

Total expenses	$22,548	$34,610	$38,596

Pretax earnings	$35,120	$11,495	$11,838

FINANCIAL SERVICES OPERATIONAL DATA

	2001	2000	1999

RETAIL OPERATIONS
Number of mortgage originations	9,743	7,500	7,106
Dollars (in millions)	$1,700	$1,200	$1,100
Percent of Ryland Homes originations	81%	71%	68%
INVESTMENT OPERATIONS
Mortgage-backed securities and notes receivable average balance (in millions)	$71	$93	$98

In 2001, revenues for the financial services segment increased from 2000 levels due to a 44 percent rise in loan sales volume and higher earnings from title and escrow operations. General and administrative expenses decreased for the year ended December 31, 2001, compared to 2000, primarily as a result of provisions made in the prior year for contingent claims relating to loan servicing activities (see Note L), partially offset by increased incentive compensation commensurate with improved earnings. In 2000, revenues for the financial services segment decreased from 1999 levels due to declining mortgage collateral and investment balances, partially offset by an increase in originations and higher revenues from title and escrow operations. General and administrative expenses increased for the year ended December 31, 2000, compared to 1999, primarily as a result of provisions for contingent claims relating to loan servicing activities in prior years.

Interest expense decreased 53 percent for the year ended December 31, 2001, compared to 2000, primarily due to reduced average warehouse borrowings; the termination of the warehouse facility agreement in July 2001; and a decline in average borrowing rates, bonds payable and short-term notes payable. Interest expense decreased 30 percent for the year ended December 31, 2000, compared to 1999, primarily due to a decrease in the warehouse holding period for mortgage loans before they were sold in the secondary market, as well as declining mortgage collateral and investment balances.

Retail operations include residential mortgage origination, title, escrow and homeowners insurance brokerage services. Retail operations reported pretax earnings of $33.1 million for 2001, compared to $9.7 million for 2000 and $9.2 million for 1999.

The number of mortgage originations rose by 30 percent in 2001, primarily due to an increase in the capture rate of Company homebuilder originations to 81 percent in 2001 from 71 percent in 2000. Mortgage originations rose by 6 percent in 2000, primarily due to an increase in the capture rate of Company homebuilder originations to 71 percent in 2000 from 68 percent in 1999.

Pretax earnings from investment operations were $2 million for 2001, compared to $1.8 million for 2000 and $2.7 million for 1999.

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

FINANCIAL CONDITION AND LIQUIDITY

Cash requirements for the Company’s homebuilding and financial services segments are generally provided from outside borrowings and internally generated funds. The Company believes that its current sources of cash are sufficient to meet its requirements.

The homebuilding segment’s borrowings include senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. Senior and senior subordinated notes outstanding totaled $490.5 million and $450 million at December 31, 2001 and 2000, respectively.

The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. This facility will mature in October 2003 and provides for borrowings up to $400 million. There were no outstanding borrowings under this facility at December 31, 2001 and 2000. The Company had letters of credit outstanding under this facility which totaled $83.5 million at December 31, 2001, and $55.7 million at December 31, 2000. To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2001 and 2000, outstanding seller-financed nonrecourse secured notes payable were $3.3 million and $1.9 million, respectively.

Housing inventories increased to $899.4 million at December 31, 2001, from $888.4 million at December 31, 2000. The increase in inventory was funded with internally generated funds.

The financial services segment uses cash generated from operations and borrowing arrangements to finance its operations. In July 2001, the financial services segment terminated its credit facility, which provided up to $150 million for mortgage warehouse funding. As a result of its ability to accelerate loan sales, the Company no longer had a need for this facility. Other borrowing arrangements at December 31, 2001, included a repurchase agreement facility providing for borrowings of up to $80 million and a $45 million revolving credit facility used to finance investment portfolio securities. At December 31, 2001 and 2000, the combined borrowings of the financial services segment, outstanding under all agreements, were $62.1 million and $82.6 million, respectively.

The Company’s limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, but they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to scheduled payments, prepayments and exercises of early redemption provisions. The source of cash for the bond payments was cash received from the mortgage loans, notes receivable and mortgage-backed securities.

The Ryland Group has not guaranteed the debt of either the financial services segment or the limited-purpose subsidiaries.

During 2001, the Company repurchased approximately one million shares of its outstanding common stock at a cost of nearly $45.5 million. At December 31, 2001, the Company had Board authorization to repurchase up to an additional 1.6 million shares of its outstanding common stock. The Company’s stock repurchase program has been funded primarily with internally generated funds.

CRITICAL ACCOUNTING POLICIES

USE OF ESTIMATES

In budgeting land acquisitions, development and homebuilding construction costs, the Company evaluates market conditions, material and labor costs, buyer preferences, construction timing and warranty obligations. Estimates are reviewed continually and updated when necessary. Management believes that the timing and scope of its evaluation procedures are proper and adequate. However, changes of assumptions relating to such factors could have a material effect on gross margins, net profit and inventory valuation for the Company.

ASSET VALUATIONS

The Company reviews long-lived assets and assets held-for-sale to determine that their carrying values have not been impaired. Cash flow forecasts and sales of comparable assets are used as primary methods to evaluate recoverability. Management believes its processes are designed to properly assess market values and carrying values of assets.

See Summary of Significant Accounting Policies (Note A).

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

MARKET RISK SUMMARY

The following table provides information about the Company’s significant financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as of the reporting date.

INTEREST RATE SENSITIVITY

PRINCIPAL AMOUNT BY EXPECTED MATURITY

								FAIR
								VALUE
(dollars in thousands)	2002	2003	2004	2005	2006	THEREAFTER	TOTAL	12/31/01

HOMEBUILDING
LIABILITIES
Long-term debt (fixed rate)					$100,000	$390,500	$490,500	$514,519
Average interest rate					8.0%	9.1%	8.9%
FINANCIAL SERVICES
ASSETS
Mortgage loans, held-for-sale(2) (fixed rate)	$12,027						$12,027	$12,287
Average interest rate	7.0%						7.0%
Mortgage loans, held-for-sale(2) (variable rate)	$1,211						$1,211	$1,237
Average interest rate	6.7%						6.7%
Mortgage-backed securities and notes receivable	$12,598	$9,948	$7,867	$6,224	$4,925	$18,853	$60,415	$64,038
Average interest rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.2%	9.3%
LIABILITIES
Short-term notes payable (variable rate)	$62,119						$62,119	$62,119
Average interest rate	Various(1)						Various(1)
OTHER FINANCIAL INSTRUMENTS
Forward-delivery contracts:
Notional amount	$35,000						$35,000	$(290)
Average interest rate	6.2%						6.2%
Interest rate lock
commitments:
Notional amount	$47,820						$47,820	$230
Average interest rate	7.1%						7.1%

(1)	Variable interest rate available to the Company is based upon LIBOR, federal funds or prime rate plus the specified margin over LIBOR, federal funds or prime rate.

(2)	Mortgage loans held-for-sale are reported in the balance sheet in Financial Services “Other Assets.”

THE RYLAND GROUP, INC. & SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Interest rate risk is the primary market risk facing the Company. Interest rate risk not only arises principally in the Company’s financial services segment, but also in respect to the homebuilding segment’s revolving bank facility. The Company enters into forward-delivery contracts and may, at times, use other hedging contracts to mitigate its exposure to movements in interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. The selection of hedging contracts is based upon the Company’s risk-management policy that establishes a risk-tolerance level. The major factors influencing the use of hedging (derivative) contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to be funded. In managing interest rate risk, the Company does not speculate on the direction of interest rates.

NOTE: Certain statements in this annual report may be regarded as “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Forward-looking statements are based on various factors and assumptions that include such risks and uncertainties as the completion and profitability of sales reported; the market for homes generally and in areas where the Company operates; the availability and cost of land; changes in economic conditions and interest rates; availability and increases in raw material and labor costs; consumer confidence; government regulations; and general economic, business and competitive factors, all or each of which may cause actual results to differ materially.

THE RYLAND GROUP, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	YEAR ENDED DECEMBER 31,

(amounts in thousands, except share data)	2001	2000	1999

REVENUES
HOMEBUILDING	$2,684,116	$2,285,540	$1,958,832
FINANCIAL SERVICES	57,668	46,105	50,434

TOTAL REVENUES	2,741,784	2,331,645	2,009,266

EXPENSES
HOMEBUILDING
Cost of sales	2,181,619	1,900,651	1,633,094
Selling, general and administrative	261,078	216,660	193,193
Interest	18,229	16,886	11,715

Total homebuilding expenses	2,460,926	2,134,197	1,838,002
FINANCIAL SERVICES
General and administrative	17,125	22,991	21,944
Interest	5,423	11,619	16,652

Total financial services expenses	22,548	34,610	38,596
CORPORATE	32,730	27,998	23,332

TOTAL EXPENSES	2,516,204	2,196,805	1,899,930

Earnings before taxes and extraordinary item	225,580	134,840	109,336
Tax expense	89,104	52,588	42,641

NET EARNINGS BEFORE EXTRAORDINARY ITEM	136,476	82,252	66,695
Extraordinary item— loss on early extinguishment of debt (net of taxes of $2,861)	(4,383)	—	—

NET EARNINGS	$132,093	$82,252	$66,695

Preferred dividends	$308	$694	$831
Net earnings available to common stockholders	$131,785	$81,558	$65,864
NET EARNINGS PER COMMON SHARE
BASIC
Net earnings before extraordinary item	$10.21	$6.19	$4.49
Extraordinary item	(0.33)	—	—

Net earnings per common share	$9.88	$6.19	$4.49
DILUTED
Net earnings before extraordinary item	$9.57	$5.92	$4.30
Extraordinary item	(0.31)	—	—

Net earnings per common share	$9.26	$5.92	$4.30
AVERAGE COMMON SHARES OUTSTANDING
Basic	13,332,725	13,172,793	14,678,925
Diluted	14,255,679	13,893,362	15,505,382

See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,

(amounts in thousands, except share data)	2001	2000

ASSETS
HOMEBUILDING
Cash and cash equivalents	$295,015	$135,371
Housing inventories:
Homes under construction	460,152	451,723
Land under development and improved lots	439,237	436,682

Total inventories	899,389	888,405
Property, plant and equipment	33,371	35,577
Purchase price in excess of net assets acquired	18,185	19,947
Other assets	79,638	71,932

	1,325,598	1,151,232

FINANCIAL SERVICES
Cash and cash equivalents	3,295	6,830
Mortgage-backed securities and notes receivable	62,045	84,600
Other assets	27,507	23,060

	92,847	114,490

OTHER ASSETS
Net deferred taxes	36,739	34,858
Other	55,685	60,761

TOTAL ASSETS	$1,510,869	$1,361,341
LIABILITIES
HOMEBUILDING
Accounts payable and other liabilities	$260,908	$254,949
Long-term debt	490,500	450,000

	751,408	704,949

FINANCIAL SERVICES
Accounts payable and other liabilities	23,586	22,600
Short-term notes payable	62,119	82,563

	85,705	105,163

OTHER LIABILITIES	110,894	97,600

TOTAL LIABILITIES	$948,007	$907,712

STOCKHOLDERS’ EQUITY
Convertible preferred stock, $1 par value:
Authorized— 1,400,000 shares
Issued— 0 shares (295,018 for 2000)	$—	$295
Common stock, $1 par value:
Authorized—78,600,000 shares
Issued— 13,216,864 shares (13,248,948 for 2000)	13,217	13,249
Paid-in capital	39,514	60,535
Retained earnings	508,667	379,006
Accumulated other comprehensive income	1,464	544

TOTAL STOCKHOLDERS’ EQUITY	$562,862	$453,629

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,510,869	$1,361,341

See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					ACCUMULATED
					OTHER	TOTAL
	PREFERRED	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	STOCKHOLDERS'
(amounts in thousands, except share data)	STOCK	STOCK	CAPITAL	EARNINGS	INCOME	EQUITY

BALANCE AT JANUARY 1, 1999	$417	$14,752	$93,193	$236,011	$1,910	$346,283
Comprehensive income
Net earnings				66,695		66,695
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(543)					(851)	(851)

Total comprehensive income						65,844
Preferred stock dividends (per share $2.21)				(831)		(831)
Common stock dividends (per share $0.16)				(2,328)		(2,328)
Repurchase of common stock		(1,188)	(25,938)			(27,126)
Conversions and retirements of preferred stock	(67)	63	(896)			(900)
Reclassification of preferred paid-in capital			612			612
Employee stock plans (223,800 shares)		224	4,759			4,983

BALANCE AT DECEMBER 31, 1999	350	13,851	71,730	299,547	1,059	386,537

Comprehensive income
Net earnings				82,252		82,252
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(329)					(515)	(515)

Total comprehensive income						81,737
Preferred stock dividends (per share $2.21)				(694)		(694)
Common stock dividends (per share $0.16)				(2,099)		(2,099)
Repurchase of common stock		(1,147)	(24,262)			(25,409)
Conversions and retirements of preferred stock	(55)	54	(585)			(586)
Reclassification of preferred paid-in capital			3,179			3,179
Employee stock plans (491,051 shares)		491	10,473			10,964

BALANCE AT DECEMBER 31, 2000	295	13,249	60,535	379,006	544	453,629

Comprehensive income
Net earnings				132,093		132,093
Other comprehensive income, net of tax:
Unrealized gains on mortgage-backed securities, net of taxes of $601					920	920

Total comprehensive income						133,013
Preferred stock dividends (per share $1.11)				(308)		(308)
Common stock dividends (per share $0.16)				(2,124)		(2,124)
Repurchase of common stock		(1,002)	(44,491)			(45,493)
Conversions and retirements of preferred stock	(295)	295	149			149
Reclassification of preferred paid-in capital			1,309			1,309
Employee stock plans (674,853 shares)		675	22,012			22,687

BALANCE AT DECEMBER 31, 2001	$—	$13,217	$39,514	$508,667	$1,464	$562,862

See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,

(amounts in thousands)	2001	2000	1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$132,093	$82,252	$66,695
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation and amortization	37,068	28,489	28,010
Loss on early extinguishment of debt	7,244	—	—
Changes in assets and liabilities:
Increase in inventories	(10,984)	(65,724)	(178,590)
Net change in other assets, payables and other liabilities	14,125	69,903	153,062
Other operating activities, net	(6,182)	(3,695)	(10,039)

Net cash provided by operating activities	173,364	111,225	59,138

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(30,883)	(34,326)	(29,026)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	33,215	24,006	64,101
Other investing activities, net	—	4,278	(232)

Net cash provided by (used for) investing activities	2,332	(6,042)	34,843

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt	250,000	150,000	70,000
Reduction of long-term debt	(214,426)	(78,000)	(152)
Decrease in short-term notes payable	(20,444)	(74,895)	(65,600)
Common and preferred stock dividends	(2,605)	(2,859)	(3,249)
Common stock repurchases	(45,493)	(25,409)	(27,126)
Other financing activities, net	13,381	(1,745)	(47,712)

Net cash used for financing activities	(19,587)	(32,908)	(73,839)

Net increase in cash and cash equivalents	156,109	72,275	20,142
Cash and cash equivalents at beginning of year	142,201	69,926	49,784

CASH AND CASH EQUIVALENTS AT END OF YEAR	$298,310	$142,201	$69,926

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest (net of capitalized interest)	$25,023 (1)	$23,661	$29,145
Cash paid for income taxes	$72,662	$51,509	$40,683

(1)	Amount excludes call premiums and unamortized debt issuance costs shown as the loss on early extinguishment of debt.

See Notes to Consolidated Financial Statements.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

NOTE A: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The Ryland Group and its wholly owned subsidiaries (“the Company”). Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2001 presentation.

USE OF ESTIMATES

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid, short-term investments to be cash equivalents. Cash equivalents totaled $64 million and $62.2 million at December 31, 2001 and 2000, respectively.

PER SHARE DATA

Basic net earnings per common share is computed by dividing net earnings, after considering preferred stock dividend requirements, by the weighted-average number of common shares outstanding. Additionally, diluted net earnings per common share gives effect to dilutive common stock equivalent shares.

INCOME TAXES

The Company files a consolidated federal income tax return. Certain items of income and expense are included in one period for financial reporting purposes and in another for income tax purposes. Deferred income taxes are provided in recognition of these differences. Deferred tax assets and liabilities are determined based on enacted tax rates and are subsequently adjusted for changes in these rates. A change in deferred tax assets or liabilities results in a charge or credit to deferred tax expense.

HOMEBUILDING REVENUES

Homebuilding revenues are recognized when home sales are closed and title passes to the customer.

SERVICE LIABILITIES

Service, warranty and completion costs are estimated and accrued at the time a home closes.

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

Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell and are reported net of valuation reserves. Valuation reserves related to inventories to be disposed of amounted to $7.1 million at December 31, 2001, and $10.5 million at December 31, 2000. The net carrying values of the related inventories amounted to $6.9 million and $35 million at December 31, 2001 and 2000, respectively.

Costs of inventory include direct costs of land, material acquisition, home construction and related direct overhead expenses. Interest and taxes are capitalized during the land development stage. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.

The following table is a summary of capitalized interest:

	2001	2000

Capitalized interest as of January 1	$33,494	$26,970
Interest capitalized	31,675	34,105
Interest amortized to cost of sales	(31,878)	(27,581)

Capitalized interest as of December 31	$33,291	$33,494

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company participates in a number of joint ventures in which it has less than a controlling interest. These joint ventures, based in Atlanta, Dallas, Denver, Orlando and Phoenix, are engaged in the development of land. At December 31, 2001 and 2000, the Company’s investment in unconsolidated joint ventures amounted to $20.1 million and $13.9 million, respectively.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

The joint ventures finance land development investments through a variety of borrowing arrangements. The Company does not guarantee these financing arrangements. At December 31, 2001 and 2000, the aggregate debt of the unconsolidated joint ventures in which the Company participated was $22.6 million and $8.8 million, respectively.

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

PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED

Historically, costs in excess of net assets of acquired businesses (goodwill) are amortized on a straight-line basis over their estimated useful lives for up to 30 years. The Company periodically evaluates the businesses to which goodwill relates, on an undiscounted cash flow method, in order to assess whether the carrying value of goodwill has been impaired. See “New Accounting Pronouncements.”

MORTGAGE-BACKED SECURITIES

Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by trustee. Mortgage-backed securities are classified as available-for-sale and carried in the consolidated balance sheets at fair value, with unrealized gains and losses, net of applicable taxes, reported as a component of accumulated other comprehensive income in stockholders’ equity. The estimated fair values of these securities are determined based on current market quotations.

LOAN ORIGINATION FEES, COSTS AND MORTGAGE DISCOUNTS

Loan origination fees, net of related direct origination costs and loan discount points, are recognized in current earnings upon the sale of related mortgage loans.

DERIVATIVE INSTRUMENTS

In the normal course of business and pursuant to its risk-management policy, the Company enters, as an end user, into derivative instruments, including forward-delivery contracts for loans and mortgage-backed securities, options on forward-delivery contracts, futures contracts, and options on futures contracts to minimize the impact of movements in market interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivatives and Hedging Activities,” as amended. During 2001, the Company elected not to use hedge accounting treatment with respect to its economic hedging activities. Accordingly, all derivative instruments used as economic hedges are carried in the consolidated balance sheets at fair value, with changes in fair value recorded in current earnings. The Company’s mortgage pipeline includes IRLCs, which represent commitments that have been extended by the Company to its borrowers who have applied for loan funding and meet certain defined credit and underwriting criteria. The Company determined that its IRLCs meet the definition of derivatives under SFAS 133.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and the increase or decrease in unrealized gains or losses on the Company’s available-for-sale securities. Comprehensive income totaled $133 million, $81.7 million and $65.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

STOCK-BASED COMPENSATION

The Company has elected to follow the intrinsic value method to account for compensation expense, which is related to the award of stock options, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-based Compensation.” Since stock option awards are granted at prices no less than the fair market value of the shares at the date of grant, no compensation expense is recognized.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

NEW ACCOUNTING PRONOUNCEMENTS
SFAS 141 AND SFAS 142

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations,” and No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. It also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after that date. SFAS 142 requires that these assets no longer be amortized but be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

Additionally, SFAS 142 requires that goodwill included in the carrying value of equity-method investments no longer be amortized.

The Company will apply SFAS 141 and SFAS 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net earnings of $1.1 million ($0.08 per share) in 2002. The Company is currently in the process of determining what the effect of the required impairment tests of goodwill and indefinite-lived intangible assets will be on the earnings and financial position of the Company. The Company plans to complete the first of these tests in the first quarter of 2002 and does not expect the impact to be material.

NOTE B: EARNINGS PER SHARE RECONCILIATION

The following table sets forth the computation of basic and diluted earnings per share before extraordinary item:

	YEAR ENDED DECEMBER 31,

(amounts in thousands, except share data)	2001	2000	1999

NUMERATOR
Net earnings before extraordinary item	$136,476	$82,252	$66,695
Preferred stock dividends	(308)	(694)	(831)

Numerator for basic earnings per share — earnings before extraordinary item available to common stockholders	136,168	81,558	65,864
Effect of dilutive securities — preferred stock dividends	308	694	831

Numerator for diluted earnings per share — earnings before extraordinary item available to common stockholders	$136,476	$82,252	$66,695
DENOMINATOR
Denominator for basic earnings per share — weighted-average shares	13,332,725	13,172,793	14,678,925
Effect of dilutive securities:
Stock options	643,555	315,560	292,580
Conversion of preferred shares	199,495	321,126	384,255
Equity incentive plan	79,904	83,883	149,622

Dilutive potential of common shares	922,954	720,569	826,457
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	14,255,679	13,893,362	15,505,382
BASIC EARNINGS PER COMMON SHARE
Net earnings per share before extraordinary item	$10.21	$6.19	$4.49
DILUTED EARNINGS PER COMMON SHARE
Net earnings per share before extraordinary item	$9.57	$5.92	$4.30

The assumed conversion of preferred shares was dilutive for the years ended December 31, 2001, 2000 and 1999.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

NOTE C: SEGMENT INFORMATION

The Company is a leading, national homebuilder and mortgage-related financial services firm. As one of the largest single-family, on-site homebuilders in the United States, it builds homes in 21 markets. The Company’s homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company’s financial services segment not only provides mortgage-related products and services such as loan origination, title, escrow and homeowners insurance brokerage, but also maintains a portfolio of mortgage-backed securities and notes receivable.

The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note A). Certain corporate expenses are allocated to the homebuilding and financial services segments.

	YEAR ENDED DECEMBER 31,

	2001	2000	1999

REVENUES
Homebuilding	$2,684,116	$2,285,540	$1,958,832
Financial services	57,668	46,105	50,434

Total	$2,741,784	$2,331,645	$2,009,266

PRETAX EARNINGS
Homebuilding	$223,190	$151,343	$120,830
Financial services	35,120	11,495	11,838
Corporate	(32,730)	(27,998)	(23,332)

Total	$225,580	$134,840	$109,336

DEPRECIATION AND AMORTIZATION
Homebuilding	$32,011	$24,063	$23,398
Financial services	709	708	810
Corporate	4,348	3,718	3,802

Total	$37,068	$28,489	$28,010

IDENTIFIABLE ASSETS
Homebuilding	$1,325,598	$1,151,232	$955,371
Financial services	92,847	114,490	189,724
Corporate and other	92,424	95,619	103,228

Total	$1,510,869	$1,361,341	$1,248,323

NOTE D: FINANCIAL SERVICES’ SHORT-TERM NOTES PAYABLE

Financial services had outstanding borrowings at December 31 as follows:

	2001	2000

Repurchase agreements	$29,005	$37,664
Revolving credit agreement	33,114	44,899

Total	$62,119	$82,563

In July 2001, the financial services segment terminated its warehouse funding facility, which provided for borrowings of up to $150 million. As a result of its ability to accelerate loan sales, the Company no longer had a need for this facility. There were no borrowings outstanding under this bank facility at December 31, 2000. The effective interest rates on these borrowings were 31.6 percent, 5.8 percent and 3.4 percent for 2001, 2000 and 1999, respectively. The increase in the weighted-average effective interest rate for 2001, compared to 2000, was primarily the result of commitment fees being incurred on the facility through its termination, despite nominal borrowings against the facility during the year.

Repurchase agreements represented short-term borrowings of $29,005 and $37,664 in 2001 and 2000, respectively, which were collateralized by mortgage loans, mortgage-backed securities and investments in mortgage-backed securities previously issued by one of the Company’s limited-purpose subsidiaries. Outstanding collateral balances had fair values of $28,668 and $37,843, at December 31, 2001 and 2000, respectively.

In 2001, the Company renewed and extended a revolving credit facility of $45 million used to finance investment portfolio securities. The agreement extends through March 2002, bears interest at market rates and is collateralized by investment portfolio securities. Borrowings outstanding under this facility, totaling $33,114 and $44,899, were collateralized by investment portfolio securities with principal balances of $33,298 and $47,192 at December 31, 2001 and 2000, respectively.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

Weighted-average short-term borrowings during the period were $72 million, $126 million and $159.3 million for 2001, 2000 and 1999, respectively.

Weighted-average interest rates at the end of the period on all short-term borrowings were 2.4 percent and 7.3 percent for 2001 and 2000, respectively. Weighted-average interest rates during the period on all short-term borrowings were 4.8 percent, 5.3 percent and 3.6 percent for 2001, 2000 and 1999, respectively.

The repurchase agreement and revolving credit agreement contain certain financial covenants. The Company was in compliance with these covenants at December 31, 2001.

NOTE E: DERIVATIVE INSTRUMENTS

The Company, which uses financial instruments in the normal course of its operations, has no derivative financial instruments that are held for trading purposes.

The contract or notional amounts of these financial instruments at December 31 were as follows:

	2001	2000

Interest rate lock commitments	$47,820	$23,578
Hedging contracts:
Forward-delivery contracts	$35,000	$51,000
Others	5,000	10,000

IRLCs represent loan commitments with customers at market rates up to 120 days before settlement. IRLCs expose the Company to market risk as a result of increases in mortgage interest rates. IRLCs had interest rates ranging from 5.4 percent to 10.1 percent at December 31, 2001, and 6.5 percent to 13.6 percent at December 31, 2000.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on IRLCs and mortgage loans held-for-sale. The selection of hedging contracts is based upon the Company’s secondary marketing strategy, which establishes a risk-tolerance level. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to be funded. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with IRLCs and mortgage loans held-for-sale.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. The Company manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits.

NOTE F: FAIR VALUES OF FINANCIAL
INSTRUMENTS

The Company’s financial instruments are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated using present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including discount rates and estimates of cash flows. In that regard, derived fair-value estimates cannot be substantiated by comparison to independent markets and, in many cases, cannot be realized in immediate settlement of the instruments.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

The table below sets forth the carrying values and fair values of the Company’s financial instruments. It excludes nonfinancial instruments, and, accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	2001		2000

	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

HOMEBUILDING
LIABILITIES
Senior notes	$247,000	$263,223	$250,000	$253,251
Senior subordinated notes	243,500	251,296	200,000	186,688
FINANCIAL SERVICES
ASSETS
Mortgage loans held-for-sale(1)	$13,238	$13,524	$11,217	$11,470
Mortgage-backed securities and notes receivable	62,045	64,038	84,600	86,630
OTHER FINANCIAL INSTRUMENTS
Interest rate lock commitments	230	230	292	292
Forward-delivery contracts	(290)	(290)	(165)	(165)
Others	43	43	(17)	(17)
OTHER ASSETS
Collateral for bonds payable of the limited-purpose subsidiaries	$17,772	$17,849	$23,005	$23,680
OTHER LIABILITIES
Bonds payable of the limited-purpose subsidiaries	$15,588	$17,174	$21,250	$22,775

(1)	Mortgage loans held-for-sale are reported in the balance sheet in Financial Services “Other Assets.”

The Company used the following methods and assumptions in estimating fair values:

•	Cash and cash equivalents; secured notes payable; and short-term notes payable. The carrying amounts reported in the balance sheet approximate fair values.

•	Senior notes; senior subordinated notes; mortgage loans held-for-sale; mortgage-backed securities and notes receivable; derivative contracts; and interest rate lock commitments. The fair values of these financial instruments are based on either quoted market prices or market prices for similar financial instruments.

NOTE G: LIMITED-PURPOSE SUBSIDIARIES

The Company’s limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, but they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Payments made on the bonds are on a scheduled basis in amounts relating to corresponding payments received on the underlying mortgage collateral. Bonds payable are reported in the balance sheet in “Other Liabilities.”

Collateral for bonds payable consists of mortgage-backed securities, notes receivable secured by mortgage-backed securities and mortgage loans, fixed-rate mortgage loans, and funds held by trustee, and is reported in the balance sheet under “Other Assets” in “Other.” Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on collateral is remitted directly to a trustee and is available for payment on the bonds.

Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed, or are otherwise obligated with respect to, these bond issues.

The following table sets forth information with respect to the limited-purpose subsidiaries’ bonds payable outstanding at December 31:

	2001	2000

Bonds payable, net of discounts:
2001— $637; 2000— $847	$15,588	$21,250
Range of interest rates	7.25%-11.65%	7.25%-11.65%
Stated maturities	2009-2018	2009-2019

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

NOTE H: LONG-TERM DEBT

Long-term debt consists of the following:

	DECEMBER 31,

	2001	2000

Senior subordinated notes	$243,500	$200,000
Senior notes	247,000	250,000

Total	$490,500	$450,000

The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. This facility will mature in October 2003 and provides for borrowings up to $400 million. Borrowings under this agreement bear interest at variable short-term rates. The effective interest rates were 7.4 percent for 2001, 8.1 percent for 2000 and 6.8 percent for 1999. There were no amounts outstanding under this agreement at December 31, 2001 and 2000.

At December 31, 2000, the Company had $100 million of 8.25 percent senior subordinated notes due April 2008, with interest payable semiannually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after April 1, 2003. The Company also had $143.5 million of 9.125 percent senior subordinated notes due June 2011, with interest payable semiannually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after June 15, 2006. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

At December 31, 2001, the Company had $100 million of 8 percent senior notes due August 2006, with interest payable semi-annually, which may not be redeemed prior to maturity. The Company also had $147 million of 9.75 percent senior notes due September 2010, with interest payable semiannually, which may be redeemed at the option of the Company, in whole or in part, at any time on or after September 1, 2005.

In July and September 2001, the Company redeemed $100 million of 9.625 percent senior subordinated notes due June 2004 at par and $100 million of 10.5 percent senior notes due July 2006 at the stated call price of 105.25 percent of par, respectively. Additionally, the Company repurchased $3 million of 9.75 percent senior notes due September 2010 at 101.375 percent of par and $6.5 million of 9.125 percent senior subordinated notes due June 2011 at 94.385 percent of par. As a result, the Company recognized an extraordinary loss on early extinguishment of debt in 2001 of $4.4 million (net of a $2.9 million income tax benefit).

Maturities of long-term debt for the next five years are as follows: 2002 through 2005— $0; 2006— $100,000; thereafter— $390,500. The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. The Company had $144.2 million of retained earnings available for dividends at December 31, 2001, and was in compliance with these covenants.

NOTE I: INCOME TAXES

The Company’s expense for income taxes, before extraordinary item, is summarized as follows:

	YEAR ENDED DECEMBER 31,

	2001	2000	1999

CURRENT
Federal	$78,267	$46,988	$36,633
State	13,334	8,126	6,335

Total current	91,601	55,114	42,968

DEFERRED
Federal	(2,134)	(2,154)	(279)
State	(363)	(372)	(48)

Total deferred	(2,497)	(2,526)	(327)

Total expense	$89,104	$52,588	$42,641

The following table reconciles the statutory federal income tax rate to the Company’s effective income tax rate:

	YEAR ENDED DECEMBER 31,

	2001	2000	1999

Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	3.7	3.7	3.7
Other, net	0.8	0.3	0.3

Effective rate	39.5%	39.0%	39.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

Significant components of the Company’s deferred tax assets and liabilities at December 31 were as follows:

	2001	2000

DEFERRED TAX ASSETS
Inventory valuation differences, operating reserves and accruals	$45,326	$38,009
Other	1,646	1,298

Total deferred tax assets	46,972	39,307

DEFERRED TAX LIABILITIES
Installment sales method and deferred gains	(6,917)	(2,438)
Other	(3,316)	(2,011)

Total deferred tax liabilities	(10,233)	(4,449)

Net deferred tax asset	$36,739	$34,858

The Company determined that no valuation allowance for the deferred tax asset was required. The Company had a total current tax liability of $20,070 and $12,321 at December 31, 2001 and 2000, respectively.

NOTE J: STOCKHOLDERS’ EQUITY

PREFERRED STOCK

On August 31, 1989, the Company sold 1,267,327 shares of nontransferable, convertible preferred stock, par value $1.00, to the Retirement Savings Opportunity Plan (RSOP) Trust. There were no preferred shares outstanding at December 31, 2001. At December 31, 2000, 295,018 preferred shares were outstanding.

During September 2001, Ryland called and redeemed all of its outstanding preferred stock, which was held within the RSOP Trust. At the election of each individual preferred stockholder and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a per share price of $31.5625 or converted into one share of Ryland common stock. A total of 252,787 shares of preferred stock was converted into an equivalent number of shares of common stock.

Each share of preferred stock received a quarterly dividend of $0.55. During 2001, 2000 and 1999, the Company paid $308, $694 and $831, respectively, in dividends on its preferred stock. Each share of preferred stock entitled the holder to a number of votes equal to the shares into which the stock was convertible, and preferred stockholders voted together with common stockholders on all matters.

Under the RSOP Trust, at the option of the trustee, the Company was obligated to redeem the preferred stock to satisfy distribution obligations to its participants. For purposes of these redemptions, the value of each share of preferred stock was determined monthly by an independent appraiser, with a minimum guaranteed value of $25.25 per share. The Company issued common stock to satisfy this redemption obligation, with any excess redemption price paid in cash. At December 31, 2000, the maximum cash obligation for such redemption was shown outside of stockholders’ equity as part of other liabilities. This obligation was calculated assuming that all preferred shares outstanding were submitted for redemption. Based upon the appraised value of each share of preferred stock ($43.38) and the market value of each share of common stock ($40.75), the redemption obligation was $774 at December 31, 2000. No such obligation was recorded at December 31, 2001, as a result of the redemption of the preferred stock during the year. During 2001 and 2000, 295,018 and 55,119 shares of preferred stock, respectively, were retired.

COMMON SHARE PURCHASE RIGHTS

In 1996, the Company adopted a revised shareholder rights plan under which it distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $70. The rights become exercisable ten business days after any party acquires, or announces an offer to acquire, 20 percent or more of the Company’s common stock. The rights expire January 13, 2007, and are redeemable at $0.01 per right at any time before ten business days following the time that any party acquires 20 percent or more of the Company’s common stock.

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

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

NOTE K: EMPLOYEE INCENTIVE AND STOCK PLANS

RETIREMENT SAVINGS OPPORTUNITY PLAN (RSOP)

All full-time employees are eligible to participate in the RSOP beginning the first pay period of the quarter, following 30 days of employment. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant’s income into a variety of investment options. Compensation expense reflects the Company’s matching contributions to its employees’ 401(k) contributions. Total compensation expense related to this plan amounted to $6,485, $5,726 and $5,068 in 2001, 2000 and 1999, respectively.

Previously, the Company issued its preferred stock in connection with its contributions to those accounts. As a result of the redemption of preferred stock, 202,908 shares of common stock were allocated to participants’ accounts at December 31, 2001.

EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS

The Company’s 1992 Equity Incentive Plan permits it to provide equity incentives to employees in the form of stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards. Under this plan, options are granted to purchase shares at prices not less than the fair market value of the shares at the date of grant. The options are exercisable at various dates over one- to ten-year periods. Stock options granted during 2001 generally have a maximum term of ten years and vest over three years. At the beginning of each year, 2.5 percent of the number of common shares outstanding is authorized for grants of options and other equity instruments. No award shall be granted pursuant to this plan after April 14, 2002, but awards granted prior to April 15, 2002 may extend beyond that date.

Under the Company’s Nonemployee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair market value of the shares at the date of grant. At December 31, 2001, 193,300 stock options were available for grant.

The following is a summary of transactions relating to all stock option plans for each year ended December 31:

	2001		2000		1999

		WEIGHTED-		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE		AVERAGE
		EXERCISE		EXERCISE		EXERCISE
	SHARES	PRICE	SHARES	PRICE	SHARES	PRICE

Options outstanding at beginning of year	2,199,936	$20.53	2,238,630	$20.02	1,840,400	$18.17
Granted	382,750	49.34	546,500	19.96	690,250	24.51
Exercised	(648,133)	20.13	(468,551)	17.32	(183,725)	17.08
Forfeited	(97,911)	27.45	(116,643)	21.13	(108,295)	22.13

Options outstanding at end of year	1,836,642	$26.30	2,199,936	$20.53	2,238,630	$20.02
Available for future grant	267,411		286,027		71,794

Total shares reserved	2,104,053		2,485,963		2,310,424

Options exercisable at December 31	1,024,183	$20.89	1,121,064	$18.90	1,130,805	$17.18
Prices related to options exercised during the year	$13.50-$28.94		$13.50-$28.88		$11.50-$24.13

A summary of stock options outstanding and exercisable at December 31, 2001, follows:

	OPTIONS OUTSTANDING			OPTIONS EXCERCISABLE

		WEIGHTED-	WEIGHTED-		WEIGHTED-
RANGE OF		AVERAGE	AVERAGE		AVERAGE
EXERCISE	NUMBER	REMAINING	EXERCISE	NUMBER	EXERCISE
PRICES	OUTSTANDING	LIFE (YEARS)	PRICE	EXERCISABLE	PRICE

$12.75 to $16.44	621,835	6.35	$14.89	385,151	$13.98
$17.13 to $25.19	579,217	6.23	$23.02	428,432	$22.78
$25.50 to $73.20	635,590	8.59	$40.46	210,600	$29.67

THE RYLAND GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data, unless otherwise noted)

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for stock option plans. Had compensation expense for these plans been determined based on fair value at the grant date for awards, consistent with the provisions of SFAS 123, in 2001, 2000 and 1999, the Company’s net earnings and net earnings per share would have been reduced to the pro forma amounts indicated in the following table:

	2001	2000	1999

Net earnings— as reported	$132,093	$82,252	$66,695
Net earnings— pro forma	$129,494	$80,137	$64,471
Basic net earnings per share— as reported	$9.88	$6.19	$4.49
Basic net earnings per share— pro forma	$9.69	$6.03	$4.34
Diluted net earnings per share— as reported	$9.26	$5.92	$4.30
Diluted net earnings per share— pro forma	$9.08	$5.77	$4.20

The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2001, 2000 and 1999, respectively: a risk-free interest rate of 4.7 percent, 6.4 percent and 5.2 percent; an expected volatility factor for the market price of the Company’s common stock of 38 percent, 35 percent and 34 percent; a dividend yield of 0.3 percent, 0.9 percent and 0.7 percent; and an expected life of three years, three years and four years. The weighted-average fair values at the grant date for options granted in 2001, 2000 and 1999 were $20.28, $5.97 and $7.95, respectively.

Additionally, at December 31, 2001, there were 125,000 shares of restricted stock outstanding. These shares vest as follows: 2002— 51,450; 2003— 51,450; and 2004— 22,100. Compensation expense is recognized ratably over the vesting period.

NOTE L: COMMITMENTS AND CONTINGENCIES

COMMITMENTS

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. At December 31, 2001, the Company had deposits and letters of credit outstanding of $36,381 for land options and land purchase contracts having a total purchase price of $619,200.

Rent expense primarily relates to office facilities, model homes, and furniture and equipment. The increase in rent expense for 2001 from 2000 was primarily due to an increase in model home lease activity.

	YEAR ENDED DECEMBER 31,

	2001	2000	1999

Total rent expense	$21,591	$18,212	$13,581
Less income from subleases	(2,376)	(2,416)	(2,149)

Net rental expense	$19,215	$15,796	$11,432

Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows:

2002	$10,026
2003	7,329
2004	5,601
2005	2,663
2006	1,671
After 2006	39

Subtotal	$27,329
Less sublease income	(1,700)

Total lease commitments	$25,629

CONTINGENCIES

Contingent liabilities may arise from obligations incurred in the ordinary course of business or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. At December 31, 2001, total development bonds were $265,779 and total deposits and letters of credit were $70,545.

Ryland Mortgage Company (RMC) received information from the Federal Deposit Insurance Corporation (FDIC) regarding outstanding claims related to mortgage servicing contracts entered into with the Resolution Trust Company during 1991 and 1992. RMC, together with the FDIC, is in the process of resolving these claims. The Company is party to various legal proceedings generally incidental to its businesses. Based on evaluation of these matters and discussions with counsel, management believes that liabilities arising from these matters will not have a material adverse effect on the financial condition of the Company.

THE RYLAND GROUP, INC. & SUBSIDIARIES
REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ERNST & YOUNG LLP

ERNST & YOUNG LLP
Los Angeles, California
January 23, 2002

THE RYLAND GROUP, INC. & SUBSIDIARIES
REPORT OF MANAGEMENT

Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management’s judgments and estimates.

The accounting systems, which record, summarize and report financial information, are supported by internal control systems designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. These systems are the responsibility of management and are regularly tested by the Company’s internal auditors. External auditors also review and test the effectiveness of these systems to the extent they deem necessary to express an opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the external auditors to review accounting, auditing and financial matters. Both internal auditors and external auditors have unrestricted access to the Audit Committee.

/s/ GORDON A. MILNE

GORDON A. MILNE
Senior Vice President and Chief Financial Officer

/s/ DAVID L. FRISTOE

DAVID L. FRISTOE
Senior Vice President, CIO, Controller and Chief Accounting Officer

THE RYLAND GROUP, INC. & SUBSIDIARIES
QUARTERLY FINANCIAL DATA AND COMMON STOCK PRICES AND DIVIDENDS

	2001				2000
(amounts in thousands,
except share data) unaudited	DEC. 31	SEPT. 30	JUN. 30	MAR. 31	DEC. 31	SEPT. 30	JUN. 30	MAR. 31

CONSOLIDATED RESULTS
Revenues	$828,471	$711,641	$687,513	$514,159	$749,556	$628,327	$524,750	$429,012
Earnings before taxes and extraordinary item	74,037	68,963	55,986	26,594	51,712	37,441	27,773	17,914
Income tax expense	29,244	27,241	22,114	10,505	20,168	14,602	10,832	6,986

Net earnings before extraordinary item	$44,793	$41,722	$33,872	$16,089	$31,544	$22,839	$16,941	$10,928
Extraordinary item— loss on early extinguishment of debt(1)	144	(4,527)	—	—	—	—	—	—

Net earnings	$44,937	$37,195	$33,872	$16,089	$31,544	$22,839	$16,941	$10,928
Basic net earnings per common share	$3.41	$2.77	$2.52	$1.19	$2.37	$1.74	$1.29	$0.80
Diluted net earnings per common share	$3.22	$2.59	$2.36	$1.12	$2.22	$1.67	$1.24	$0.78
Weighted-average common shares outstanding:
Basic	13,190	13,416	13,388	13,340	13,222	12,992	13,027	13,449
Diluted	13,964	14,355	14,358	14,364	14,219	13,692	13,652	14,010

(1)	Net of taxes of ($95) and $2,956 in the quarters ended December 31, 2001, and September 30, 2001, respectively.

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL.

The table below presents high and low market prices and dividend information for the Company. The number of common stockholders of record, at February 7, 2002, was 2,814.

(See Note H for dividend restrictions.)

			DIVIDENDS				DIVIDENDS
			DECLARED				DECLARED
2001	HIGH	LOW	PER SHARE	2000	HIGH	LOW	PER SHARE

First quarter	$50.82	$35.80	$0.04	First quarter	$22.25	$15.25	$0.04
Second quarter	56.30	37.91	0.04	Second quarter	22.88	18.44	0.04
Third quarter	62.49	40.84	0.04	Third quarter	31.00	20.00	0.04
Fourth quarter	74.40	45.20	0.04	Fourth quarter	41.56	27.50	0.04