Form 10-K, Exhibit 13
period 2002-12-31
RYLAND GROUP INC
filed 2003-03-18
CIK 85974

Exhibit 13: Excerpt from Annual Report to Shareholders for the Year Ended December 31, 2002

The following pages represent pages 25 through 55 and 58 of The Ryland Group, Inc.’s Annual Report to Shareholders for the year ended December 31, 2002, and include Selected Financial Data, Management’s Discussion and Analysis of Results of Operations and Financial Condition, Consolidated Financial Statements and related notes thereto, the Report of Independent Auditors, the Report of Management, and Quarterly Financial Data and Common Stock Prices and Dividends.
________________________________

The Ryland Group, Inc. & Subsidiaries
SELECTED FINANCIAL DATA
(IN MILLIONS, EXCEPT SHARE DATA, UNAUDITED)

	2002		2001		2000		1999		1998

ANNUAL RESULTS
REVENUES
Homebuilding	$2,805		$2,684		$2,286		$1,959		$1,695
Financial services	72		63		46		47		65

TOTAL REVENUES	2,877		2,747		2,332		2,006		1,760
Cost of sales — homebuilding	2,216		2,182		1,901		1,633		1,429
Selling, general and administrative expenses	342		316		268		236		211
Interest expense	10		31		28		28		50

Earnings before taxes	309		218		135		109		70
Tax expense	124		86		53		42		30

Net earnings	$185		$132		$82		$67		$40

YEAR-END POSITION
ASSETS
Housing inventories	$1,100		$899		$888		$823		$642
Cash and cash equivalents	269		298		142		70		50
Mortgage-backed securities and notes receivable	43		62		85		99		112
Other assets	246		252		246		256		411

TOTAL ASSETS	1,658		1,511		1,361		1,248		1,215
LIABILITIES
Long-term debt	491		491		450		378		308
Short-term notes payable	43		62		83		157		223
Other liabilities	444		395		375		327		338

TOTAL LIABILITIES	978		948		908		862		869

STOCKHOLDERS’ EQUITY	$680		$563		$453		$386		$346

PER COMMON SHARE DATA
NET EARNINGS
Basic	$7.03		$4.94		$3.10		$2.24		$1.33
Diluted	6.64		4.63		2.96		2.15		1.29
Dividends declared	$0.08		$0.08		$0.08		$0.08		$0.08
Stockholders’ equity	26.92		21.29		16.75		13.61		11.41
OTHER FINANCIAL DATA
EBITDA	$381		$318		$219		$184		$169
EBITDA/Interest incurred	7.8	x	5.1	x	3.5	x	3.5	x	2.5	x
Return on equity	33.0%		29.1%		21.3%		19.3%		13.2%
Debt-to-total capital	41.9%		46.6%		49.8%		49.4%		47.1%

25 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Operations of The Ryland Group, Inc. and its subsidiaries (“the Company”) consist of two business segments: homebuilding and financial services. The Company’s homebuilding segment specializes in the sale and construction of single-family attached and detached housing in 25 markets. Subject to economic conditions, the Company not only plans to expand in its existing markets and enter new markets, but also strives to be one of the largest builders in each of those markets. The financial services segment is involved in originating mortgages and providing title, escrow, and insurance products and services for the Company’s homebuilding customers.

RESULTS OF OPERATIONS

The Company achieved record earnings, new orders and deliveries of homes for the fourth consecutive year in 2002. These trends were indicative of both favorable economic and demographic environments, as well as our ability to deliver competitive product in superior locations. The Company reported consolidated net earnings of $185.6 million, or $6.64 per diluted share, for 2002, compared to $132.1 million, or $4.63 per diluted share, for 2001 and $82.3 million, or $2.96 per diluted share, for 2000. This net earnings increase resulted from higher volume, increased profitability and lower interest expense for our homebuilding and financial services operations.

The Company’s revenues reached a historical high of $2,877.2 million for 2002, up 4.7 percent from $2,747.2 million for 2001. Total revenues of $2,747.2 million for 2001 exceeded 2000 levels by $415.4 million, or 17.8 percent. Both housing and mortgage banking revenues rose in 2002.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) rose to $380.9 million for the year ended December 31, 2002, from $318.2 million and $219.3 million for the same period in 2001 and 2000, respectively. The Company’s ratio of EBITDA to interest incurred improved to 7.8 for the year ended December 31, 2002, compared to 5.1 for the same period in 2001.

The Company continued to strengthen its balance sheet in 2002. Cash and unused borrowing capacity for the homebuilding segment totaled $480.1 million at December 31, 2002, versus $617.7 million in 2001, primarily because reliance on short-term debt decreased and the Company reduced its unsecured revolving credit facility by $100.0 million. Inventories grew 22.3 percent to $1,100.0 million, positioning the Company for significant growth in 2003. The Company, which is geographically diverse, currently has a three- to four-year supply of land, based on 2002 deliveries. Goodwill of $18.2 million was among the lowest in the industry. Stockholders’ equity increased 20.8 percent, or $117.2 million, during 2002, and 24.1 percent, or $109.3 million, during 2001. Cash outlays in 2002 were balanced between achieving growth objectives and share repurchases, and, as a result, stockholders’ equity per share increased $5.63, or 26.4 percent. The Company’s book value at December 31, 2002, was 97.3 percent tangible. Debt-to-capital ratio was down to 41.9 percent at December 31, 2002, from 46.6 percent at December 31, 2001.

During 2002, revenues grew 4.7 percent, net earnings increased 40.5 percent, diluted earnings per share improved 43.4 percent, EBITDA increased 19.7 percent, return on beginning equity was 33.0 percent, return on capital was 20.01

[1] Net earnings before tax affected interest divided by beginning capital.

26 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

percent and inventory was turned 2.1 times. Stockholder value was enhanced while leverage declined. These results were achieved without acquisitions. We will begin 2003 with a record backlog and a significant increase in the number of active communities at year-end. Our returns were among the highest in the industry, and our financial position continues to improve.

HOMEBUILDING

New orders increased 6.4 percent in 2002 and 9.9 percent in 2001, compared to the respective prior year. The positive new order trends occurred in virtually all of our markets and accelerated late in 2002. The number of active communities at year-end rose 15.0 percent in 2002 from 2001, the majority of which were opened in the second half of the year. New orders for the year increased 5.4 percent in the North, 6.8 percent in the South and 7.1 percent in the West. For the month of December 2002, new orders were up 20.3 percent. These trends were driven by expansion plans and a proactive approach to maintaining an adequate supply of competitively priced lots.

	NORTH	SOUTH	WEST	TOTAL

NEW ORDERS (units)
2002	4,083	7,258	2,595	13,936
2001	3,875	6,798	2,422	13,095
2000	3,511	6,018	2,390	11,919

CLOSINGS (units)
2002	3,974	7,048	2,123	13,145
2001	3,718	6,356	2,612	12,686
2000	3,242	5,988	2,188	11,418

OUTSTANDING CONTRACTS
UNITS
2002	1,746	2,750	872	5,368
2001	1,637	2,540	400	4,577
2000	1,480	2,098	590	4,168

DOLLARS (in millions)
2002	$432	$532	$224	$1,188
2001	368	450	99	917
2000	305	383	179	867

AVERAGE PRICE (in thousands)
2002	$248	$194	$257	$221
2001	225	177	247	200
2000	206	182	304	208

At December 31, 2002, the Company had outstanding contracts for 5,368 units, representing the highest year-end backlog in its history and a 17.3 percent increase over year-end 2001. Outstanding contracts denote the Company’s backlog of sold but not closed homes, which are generally built and closed, subject to cancellation, over the subsequent two quarters. The $1,188.3 million value of outstanding contracts increased 29.6 percent from year-end 2001 due, in part, to a 10.5 percent increase in average sales price.

Results of operations for the homebuilding segment are summarized as follows (in thousands):

	2002	2001	2000

Revenues	$2,805,055	$2,684,116	$2,285,540
Gross profit	588,996	502,497	384,889
Selling, general and administrative expenses	281,049	261,078	216,660
Interest expense	6,826	25,473	16,886

Homebuilding pretax earnings	$301,121	$215,946	$151,343

27 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The homebuilding segment reported pretax earnings of $301.1 million for 2002, compared to $215.9 million for 2001 and $151.3 million for 2000. Homebuilding results in 2002 increased from 2001 primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 2001 increased from 2000 primarily due to these same factors.

Homebuilding revenues increased 4.5 percent for 2002, compared to 2001, due to a 3.6 percent increase in closings and a 1.0 percent increase in average closing price. The increase in closings in 2002 was due to a higher backlog at the beginning of the year and a 6.4 percent increase in new home orders during the year. Revenues and closings in the West Region were down due to lower investment levels in California in 2001. The West Region generated a 7.1 percent increase in new orders in 2002, which is indicative of the additional expansion expected in 2003. Homebuilding revenues increased 17.4 percent in 2001, compared to 2000, due to an 11.1 percent increase in closings and a 7.2 percent increase in average closing price primarily in the North and West Regions. The increase in closings in 2001 was due to a higher backlog at the beginning of the year and an increase in new home orders during the year.

Consistent with its policy of managing land investments according to return and risk targets, the Company executed several land sales during the year. Homebuilding results included a pretax gain of $10.8 million from land sales in 2002, compared to a pretax gain of $2.3 million in 2001 and a pretax loss of $0.9 million in 2000.

Gross profit margins from home sales averaged 20.9 percent for 2002, a significant increase from 19.0 percent for 2001 and 17.4 percent for 2000. The improvement was primarily due to selling prices increasing at a greater rate than costs; lower land and development costs, including inventory write-downs; and lower direct construction costs which resulted from cost-saving initiatives. Amortization of valuation reserves totaled $3.9 million in 2002 and $14.7 million in 2001.

28 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Selling, general and administrative expenses, as a percentage of revenue, were 10.0 percent for 2002, 9.7 percent for 2001 and 9.5 percent for 2000. The increase in 2002 from 2001 was primarily due to higher incentive compensation expense, which resulted from improved earnings; increases in insurance and marketing costs; and an increase in model home rent expense as a result of a rise in model home lease activity during 2001, partially offset by the discontinuation of amortization of goodwill. Marketing costs increased due to a challenging sales environment in the third quarter of 2002 and the larger number of communities opening late in the year, for which a greater number of closings will occur in 2003 and beyond.

In accordance with the Company’s adoption of Statement of Financial Accounting Standards No. 145, the 2001 results reflected a reclassification to interest expense of a $7.2 million ($4.4 million net of tax) loss on the early extinguishment of long-term debt. This amount was previously reflected as an extraordinary item. Excluding this loss, interest expense decreased $11.5 million, or 62.8 percent, in 2002, compared to 2001. This decrease was primarily attributable to a rise in capitalized interest, which resulted from increased development activity in a greater number of new communities. Interest expense increased $8.6 million, or 50.9 percent, in 2001, compared to 2000, primarily due to the early extinguishment of debt resulting in a $7.2 million charge to interest expense. Excluding the charge associated with the early extinguishment of debt, interest expense increased $1.4 million, or 8.3 percent, in 2001, compared to 2000. This was primarily due to the issuance of new senior debt prior to redemptions of pre-existing debt and was partially offset by declining interest rates, reduced borrowings against the revolving credit facility and interest earned on increased cash investments.

FINANCIAL SERVICES

The financial services segment reported pretax earnings of $48.3 million for 2002, compared to $35.1 million for 2001 and $11.5 million for 2000. The increase in 2002 from 2001 was primarily attributable to gains realized from the growth of operations, as a result of heightened volume; a higher capture rate of the Company’s home closings; a 3.3 percent increase in average loan size; and higher gains from sales of mortgages, resulting from a favorable interest rate environment. The increase in 2001 from 2000 was primarily due to these same factors.

(in thousands)	2002	2001	2000

REVENUES
Net gains on sales of mortgages and mortgage servicing rights	$44,522	$35,768	$20,283
Title/escrow/insurance	13,581	11,957	9,823
Net origination fees	6,854	5,407	164
Interest
Mortgage-backed securities and notes receivable	6,226	8,584	11,969
Other	869	1,165	3,647

Total interest	7,095	9,749	15,616
Other	106	194	383

Total revenues	72,158	63,075	46,269
EXPENSES
General and administrative	21,299	22,532	23,155
Interest	2,565	5,423	11,619

Total expenses	23,864	27,955	34,774

Pretax earnings	$48,294	$35,120	$11,495

Ryland Homes origination capture rate	82.4%	81.0%	71.0%
Mortgage-backed securities and notes receivable average balance	$49,951	$71,050	$92,666

29 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Revenues for the financial services segment increased 14.4 percent to $72.2 million during 2002, compared to 2001, due to a 10.3 percent increase in loan sales volume, an 8.9 percent increase in origination volume, and a 24.3 percent increase in revenues from loan sales, which is net of hedging losses. In 2001, revenues for the financial services segment increased from 2000 levels due to a 43.9 percent rise in loan sales volume and higher fees from title and escrow operations. General and administrative expenses decreased for the year ended December 31, 2002, compared to 2001, primarily as a result of provisions made in the prior year for contingent claims relating to previously conducted loan servicing activities, partially offset by increased incentive compensation commensurate with improved earnings. General and administrative expenses decreased for the year ended December 31, 2001, compared to 2000, for these same reasons.

Interest expense decreased 51.9 percent for the year ended December 31, 2002, compared to 2001, primarily due to the termination of the warehouse facility agreement in July 2001, a decline in average borrowing rates, and the continued decline in bonds payable and short-term notes payable. For the year ended December 31, 2001, interest expense decreased 53.4 percent, compared to 2000, primarily for these same reasons.

The number of mortgage originations rose by 5.5 percent in 2002 primarily due to an increase in the number of homebuilder closings, as well as an increase in the capture rate of mortgages originated for customers of the homebuilding segment to 82.4 percent from 81.0 percent in 2001. Mortgage originations rose by 29.9 percent in 2001 generally due to an increase in the capture rate to 81.0 percent from 71.0 percent in 2000.

Pretax earnings from investment operations were $2.1 million for 2002, compared to $2.0 million for 2001 and $1.8 million for 2000, as a result of lower interest rates on underlying debt, partially offset by a declining portfolio due to refinancing activity.

CORPORATE

Corporate is a nonoperating business segment whose purpose is to support operations as the internal source of capital; develop and implement strategic initiatives; provide financial, human resources, marketing, legal and information technology services; and perform administrative functions associated with a publicly traded entity. Corporate expenses, which represent the costs of these functions, were $40.1 million for 2002, $32.7 million for 2001 and $28.0 million for 2000. Corporate expenses for 2002 and 2001 rose from prior year levels primarily as a result of increases in incentive compensation, which were due to the Company’s increases in results and financial performance.

30 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company has an interest in ten active joint ventures in the Atlanta, Dallas, Denver, Orlando, Phoenix and Washington, D.C., markets. These joint ventures exist for the purpose of acquisition and co-development of lots, which are then sold to the Company, the joint venture partners or others at market prices. Depending on the level of activity in the entities, yearly earnings from joint ventures will vary significantly. The Company recognized a proportionate share of earnings from these entities of $2.7 million in 2002, compared to $26,000 in 2001 and $163,000 in 2000. The increase in 2002 resulted from a $2.7 million gain on the sale to a third party of land in one joint venture in Atlanta. The Company’s investment in joint ventures was $14.9 million at December 31, 2002, compared to $20.1 million at December 31, 2001.

INCOME TAXES

Income taxes for fiscal years 2002, 2001 and 2000 were provided at effective tax rates of 40.0 percent, 39.5 percent and 39.0 percent, respectively. The increase in the effective tax rate for 2002 was due to increases in executive compensation, partially offset by the discontinuation of goodwill amortization. (See Note I.)

FINANCIAL CONDITION AND LIQUIDITY

Cash requirements for the Company’s homebuilding and financial services segments are generally provided from outside borrowings and internally generated funds.

Operating activities provided $87.2 million in 2002 and $176.8 million in 2001, primarily from earnings and an increase in accounts payable commensurate with our growth. Additionally, in 2001, $40.5 million was provided from the issuance of long-term debt. The cash provided was invested principally in inventory of $200.6 million and $11.0 million in 2002 and 2001, respectively, as well as in stock repurchases of $95.9 million and $45.5 million in 2002 and 2001, respectively.

Housing inventories increased to $1,100.0 million at December 31, 2002, from $899.4 million at December 31, 2001. The Company attempts to maintain approximately a four-year supply of land, with half or more controlled through options. At December 31, 2002, the Company controlled 48,745 lots (a 3.7-year supply based on actual 2002 closings), with 22,632 lots owned and 26,113 lots under option. In an effort to increase liquidity, models have been sold and leased back on a selective basis. As cash balances increased, model leases declined. The Company owned 39.9 percent of its model homes at December 31, 2002, versus 21.6 percent at December 31, 2001, and does not currently plan to sell and lease back any additional model homes.

The homebuilding segment’s borrowings included senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. Senior and senior subordinated notes outstanding totaled $490.5 million at December 31, 2002 and 2001.

In August 2002, the Company renewed its senior unsecured revolving credit facility for a three-year term, with an option for a one-year extension. The new agreement, which has $300.0 million in capacity and matures in August 2005, has an accordion feature to increase the facility up to $400.0 million if the Company’s borrowing needs increase. The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. There were no outstanding borrowings under this facility at December 31, 2002 and 2001. The Company had letters of credit outstanding under this facility which totaled $86.4 million at December 31, 2002, and $77.3 million at December 31, 2001. Additionally, the Company had letters of credit outstanding under related arrangements of $19.3 million at December 31, 2001.

To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2002 and 2001, outstanding seller-financed nonrecourse secured notes payable were $3.8 million and $3.3 million, respectively.

31 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The financial services segment uses cash generated internally and from outside borrowing arrangements to finance its operations. Borrowing arrangements at December 31, 2002, included a repurchase agreement facility, which provided for borrowings of up to $80.0 million, and a $35.0 million revolving credit facility, which finances investment portfolio securities. At December 31, 2002 and 2001, combined borrowings of the financial services segment, outstanding under all agreements, were $43.1 million and $62.1 million, respectively.

Although the Company’s limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage participation securities, they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to scheduled payments, prepayments and exercises of early redemption provisions. The source of cash for the bond payments was cash received from mortgage loans, notes receivable and mortgage-backed securities.

The Ryland Group has not guaranteed the debt of either its financial services segment or its limited-purpose subsidiaries.

The Company’s 2002 Shelf Registration Statement, filed on September 27, 2002 with the U.S. Securities and Exchange Commission (SEC) for up to $250.0 million of the Company’s debt and equity securities, was declared effective by the SEC on October 7, 2002. The 2002 Shelf Registration Statement provides that securities may be offered, from time to time, in one or more series and in the form of senior, subordinated or covertible debt; preferred stock; preferred stock represented by depository shares; common stock; stock purchase contracts; stock purchase units; and warrants to purchase both debt and equity securities. Pursuant to this filing, the Company may, from time to time over an extended period, offer new debt or equity securities. This statement allows us to periodically access capital markets expediently. At December 31, 2002, no securities had been issued under the 2002 Shelf Registration Statement. The timing and amount of future offerings, if any, will depend on market and general business conditions.

During 2002, the Company repurchased approximately 2.3 million shares of its outstanding common stock at a cost of $95.9 million. At December 31, 2002, the Company had authorization from its Board of Directors to repurchase up to an additional 1.9 million shares of its outstanding common stock. The Company’s stock repurchase program has been funded primarily through internally generated funds.

The Company believes that its current borrowing capacity at December 31, 2002, and anticipated cash flows from operations are sufficient to meet its requirements for the foreseeable future.

32 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CRITICAL ACCOUNTING POLICIES

Preparation of the Company’s consolidated financial statements requires the use of judgment in the application of accounting policies and estimates of inherently uncertain matters. Listed below are those policies which management believes are critical and require the use of complex judgment in their application.

USE OF ESTIMATES
In budgeting land acquisitions, development and homebuilding construction costs associated with real estate projects, the Company evaluates market conditions, material and labor costs, buyer preferences, construction timing, and provisions for insurance and warranty obligations. The Company accrues its best estimate of the probable cost for resolution of legal claims. Estimates, which are based on historical experience and other assumptions, are reviewed continually, updated when necessary, and believed to be reasonable under the circumstances. Management believes that the timing and scope of its evaluation procedures are proper and adequate. However, changes of assumptions relating to such factors could have a material effect on the Company’s results from operations for a particular quarterly or annual period.

INCOME RECOGNITION
Revenue and cost of sales are recorded at the time each home or lot is closed and title and possession are transferred to the buyer. In order to match revenues with related expenses, land, land development, interest, taxes and other related costs (both incurred and estimated to be incurred in the future) are amortized to the cost of homes closed based upon the relative sales value basis of the total number of homes to be constructed in each community in accordance with Statement of Financial Accounting Standards No. 67 (SFAS 67), “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” Estimated land, common area development and related costs of master planned communities (including the cost of amenities) are allocated to individual parcels or communities on a relative sales value basis. Any changes to the estimated costs, subsequent to the commencement of the delivery of homes, are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method.

INVENTORY VALUATION
Housing projects and land held for development (inventory) and sale are stated at either the lower of cost or net realizable value. Inventory includes land and development costs, direct construction costs, capitalized indirect construction costs, capitalized interest and real estate taxes. It may take one to three years to develop, sell and deliver all of the homes in a typical community. The Company assesses these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that long-lived assets and assets held-for-sale be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of housing inventories is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Assets held-for-sale are carried at the lower of cost or fair value, less selling costs. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, and other factors. In addition, land, or costs related to future communities, whether owned or under an option contract, is reviewed to determine if the Company will proceed with development and if all related costs are recoverable. If these assets are considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, and is recognized within the same period that it is identified. Management believes its processes are designed to properly assess market values and carrying values of assets.

See Summary of Significant Accounting Policies (Note A).

33 THE RYLAND GROUP

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

INTEREST RATE SENSITIVITY
PRINCIPAL AMOUNT BY EXPECTED MATURITY

								FAIR
								VALUE
(in thousands)	2003	2004	2005	2006	2007	THEREAFTER	TOTAL	12/31/02

HOMEBUILDING
LIABILITIES
Long-term debt (fixed rate)				$100,000		$390,500	$490,500	$518,316
Average interest rate				8.0%		9.1%	8.9%
FINANCIAL SERVICES
ASSETS
Mortgage loans held-for-sale[1]
(fixed rate)	$16,357						$16,357	$16,681
Average interest rate	5.7%						5.7%
Mortgage loans held-for-sale[1]
(variable rate)	$3,054						$3,054	$3,114
Average interest rate	6.0%						6.0%
Mortgage-backed securities
and notes receivable	$14,008	$9,138	$5,998	$3,957	$2,732	$5,290	$41,123	$44,208
Average interest rate	9.2%	9.2%	9.3%	9.3%	9.5%	9.5%	9.3%
LIABILITIES
Short-term notes payable
(variable rate)	$43,145						$43,145	$43,145
Average interest rate	Various[2]						Various[2]
OTHER FINANCIAL INSTRUMENTS
Forward-delivery contracts:
Notional amount	$96,000						$96,000	$(1,208)
Average interest rate	5.5%						5.5%
Interest rate lock commitments
Notional amount	$63,487						$63,487	$1,472
Average interest rate	6.2%						6.2%

[1] Mortgage loans held-for-sale are reported in the balance sheet in Financial Services “Other assets.”

[2] Variable interest rate available to the Company is based upon LIBOR, federal funds or prime rate plus the specified margin over LIBOR, federal funds or prime rate.

34 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Interest rate risk is a primary market risk facing the Company. Interest rate risk not only arises principally in the Company’s financial services segment, but also in respect to the homebuilding segment’s revolving bank facility. The Company enters into forward-delivery contracts and may, at times, use other hedging contracts to mitigate its exposure to movements in interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. The selection of these hedging contracts is based upon a risk-management policy that establishes a risk-tolerance level for the Company. The major factors influencing the use of hedging (derivative) contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to be funded. In managing interest rate risk, the Company does not speculate on the direction of interest rates.

NOTE: Certain statements in this annual report may be regarded as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on various factors and assumptions that include such risks and uncertainties as the completion and profitability of sales reported; the market for homes generally and in areas where the Company operates; the availability and cost of land; changes in economic conditions and interest rates; availability and increases in raw material and labor costs; consumer confidence; government regulations; and general economic, business and competitive factors, all or each of which may cause actual results to differ materially.

35   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT SHARE DATA)

YEAR ENDED DECEMBER 31,	2002	2001	2000

REVENUES
HOMEBUILDING	$2,805,055	$2,684,116	$2,285,540
FINANCIAL SERVICES	72,158	63,075	46,269

TOTAL REVENUES	2,877,213	2,747,191	2,331,809

EXPENSES
HOMEBUILDING
Cost of sales	2,216,059	2,181,619	1,900,651
Selling, general and administrative	281,049	261,078	216,660
Interest	6,826	25,473	16,886

Total homebuilding expenses	2,503,934	2,468,170	2,134,197
FINANCIAL SERVICES
General and administrative	21,299	22,532	23,155
Interest	2,565	5,423	11,619

Total financial services expenses	23,864	27,955	34,774
CORPORATE	40,075	32,730	27,998

TOTAL EXPENSES	2,567,873	2,528,855	2,196,969

Earnings before taxes	309,340	218,336	134,840
Tax expense	123,736	86,243	52,588

NET EARNINGS	$185,604	$132,093	$82,252

Preferred dividends	$—	$308	$694
Net earnings available to common stockholders	$185,604	$131,785	$81,558
NET EARNINGS PER COMMON SHARE
Basic	$7.03	$4.94	$3.10
Diluted	$6.64	$4.63	$2.96
AVERAGE COMMON SHARES OUTSTANDING
Basic	26,421,310	26,665,450	26,345,586
Diluted	27,959,143	28,511,358	27,786,724

See Notes to Consolidated Financial Statements.

36   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

DECEMBER 31,	2002	2001

ASSETS
HOMEBUILDING
Cash and cash equivalents	$266,577	$295,015
Housing inventories
Homes under construction	575,794	460,152
Land under development and improved lots	524,218	439,237

Total inventories	1,100,012	899,389
Property, plant and equipment	40,479	33,371
Purchase price in excess of net assets acquired	18,185	18,185
Other assets	58,252	79,638

	1,483,505	1,325,598

FINANCIAL SERVICES
Cash and cash equivalents	2,868	3,295
Mortgage-backed securities and notes receivable	42,583	62,045
Other assets	38,163	27,507

	83,614	92,847

OTHER ASSETS
Net deferred taxes	36,830	36,739
Other	53,802	55,685

TOTAL ASSETS	1,657,751	1,510,869
LIABILITIES
HOMEBUILDING
Accounts payable and other liabilities	300,168	260,908
Long-term debt	490,500	490,500

	790,668	751,408

FINANCIAL SERVICES
Accounts payable and other liabilities	23,718	23,586
Short-term notes payable	43,145	62,119

	66,863	85,705

OTHER LIABILITIES	120,141	110,894

TOTAL LIABILITIES	977,672	948,007

STOCKHOLDERS’ EQUITY
Common stock, $1.00 par value:
Authorized — 80,000,000 shares
Issued — 25,260,343 shares (26,433,728 for 2001)	25,260	26,434
Paid-in capital	—	26,297
Retained earnings	653,461	508,667
Accumulated other comprehensive income	1,358	1,464

TOTAL STOCKHOLDERS’ EQUITY	680,079	562,862

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,657,751	$1,510,869

See Notes to Consolidated Financial Statements.

37   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY
(IN THOUSANDS, EXCEPT SHARE DATA)

					ACCUMULATED
					OTHER	TOTAL
	PREFERRED	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	STOCKHOLDERS'
	STOCK	STOCK	CAPITAL	EARNINGS	INCOME	EQUITY

BALANCE AT JANUARY 1, 2000	$700	$27,702	$57,529	$299,547	$1,059	$386,537
Comprehensive income:
Net earnings				82,252		82,252
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(329)					(515)	(515)

Total comprehensive income						81,737
Preferred stock dividends (per share $1.10)				(694)		(694)
Common stock dividends (per share $0.08)				(2,099)		(2,099)
Repurchase of common stock		(2,294)	(23,115)			(25,409)
Conversions and retirements of preferred stock	(110)	108	(584)			(586)
Reclassification of preferred paid-in capital			3,179			3,179
Employee stock plans and related income tax benefit		982	9,982			10,964

BALANCE AT DECEMBER 31, 2000	590	26,498	46,991	379,006	544	453,629

Comprehensive income:
Net earnings				132,093		132,093
Other comprehensive income, net of tax:
Unrealized gains on mortgage-backed securities, net of taxes of $601					920	920

Total comprehensive income						133,013
Preferred stock dividends (per share $0.55)				(308)		(308)
Common stock dividends (per share $0.08)				(2,124)		(2,124)
Repurchase of common stock		(2,004)	(43,489)			(45,493)
Conversions and retirements of preferred stock	(590)	590	149			149
Reclassification of preferred paid-in capital			1,309			1,309
Employee stock plans and
related income tax benefit		1,350	21,337			22,687

BALANCE AT DECEMBER 31, 2001	—	26,434	26,297	508,667	1,464	562,862

Comprehensive income:
Net earnings				185,604		185,604
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(67)					(106)	(106)

Total comprehensive income						185,498
Common stock dividends (per share $0.08)				(2,134)		(2,134)
Repurchase of common stock		(2,306)	(54,934)	(38,676)		(95,916)
Employee stock plans and related income tax benefit		1,132	28,637			29,769

BALANCE AT DECEMBER 31, 2002	$—	$25,260	$—	$653,461	$1,358	$680,079

See Notes to Consolidated Financial Statements.

38   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$185,604	$132,093	$82,252
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation and amortization	32,670	37,068	28,489
Changes in assets and liabilities:
Increase in inventories	(200,623)	(10,984)	(65,724)
Net change in other assets, payables and other liabilities	52,331	16,443	69,903
Tax benefit from exercise of stock options	12,103	8,337	2,826
Other operating activities, net	5,095	(6,182)	(3,695)

Net cash provided by operating activities	87,180	176,775	114,051

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(36,547)	(30,883)	(34,326)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	25,314	33,215	24,006
Other investing activities, net	—	—	4,278

Net cash (used for) provided by investing activities	(11,233)	2,332	(6,042)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt	—	250,000	150,000
Reduction of long-term debt	—	(209,500)	(78,000)
Decrease in short-term notes payable	(18,974)	(20,444)	(74,895)
Common and preferred stock dividends	(2,148)	(2,605)	(2,859)
Common stock repurchases	(95,916)	(45,493)	(25,409)
Proceeds from stock option exercises	11,382	12,888	8,116
Other financing activities, net	844	(7,844)	(12,687)

Net cash used for financing activities	(104,812)	(22,998)	(35,734)

Net (decrease) increase in cash and cash equivalents	(28,865)	156,109	72,275
Cash and cash equivalents at beginning of year	298,310	142,201	69,926

CASH AND CASH EQUIVALENTS AT END OF YEAR	$269,445	$298,310	$142,201

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest (net of capitalized interest)	$14,275	$33,177	$24,698
Cash paid for income taxes	$101,939	$72,662	$51,509

See Notes to Consolidated Financial Statements.

39   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries (“the Company”). Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2002 presentation.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid, short-term investments and cash held in escrow to be cash equivalents. Cash equivalents totaled $257.0 million and $296.6 million at December 31, 2002 and 2001, respectively.

PER SHARE DATA

Basic net earnings per common share is computed by dividing net earnings, after considering preferred stock dividend requirements, by the weighted-average number of common shares outstanding. Additionally, diluted net earnings per common share gives effect to dilutive common stock equivalent shares.

STOCK SPLIT

All references in the consolidated financial statements to common shares, share prices, per share amounts and stock plans have been retroactively restated for the 2002 two-for-one stock split. (See Note J.)

HOMEBUILDING REVENUES

Homebuilding revenues are recognized when home sales are closed and title and possession are transferred to the buyer.

HOUSING INVENTORIES

Housing inventories consist principally of homes under construction, land under development and improved lots.

Inventories to be held and used are stated at cost, unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Inventories to be disposed of are stated at the lower of cost or fair value less cost to sell, and are reported net of valuation reserves. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory. Valuation reserves related to inventories to be disposed of amounted to $5.3 million at December 31, 2002 and $7.1 million at December 31, 2001. The net carrying values of the related inventories amounted to $5.6 million and $6.9 million at December 31, 2002 and 2001, respectively.

Costs of inventory include direct costs of land and land development, material acquisition, home construction and related direct overhead expenses. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Interest and taxes are capitalized during the land development stage.

The following table is a summary of capitalized interest (in thousands):

	2002	2001

Capitalized interest as of January 1	$33,291	$33,494
Interest capitalized	39,695	31,675
Interest amortized to cost of sales	(32,162)	(31,878)

Capitalized interest as of December 31	$40,824	$33,291

40   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SERVICE LIABILITIES

Service, warranty and completion costs are estimated and accrued at the time a home closes.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company participates in a number of joint ventures in which it has less than a controlling interest. These joint ventures, based in Atlanta, Dallas, Denver, Orlando, Phoenix and Washington, D.C., are engaged in the development of land. At December 31, 2002 and 2001, the Company’s investment in unconsolidated joint ventures amounted to $14.9 million and $20.1 million, respectively. The Company’s equity in earnings of these unconsolidated joint ventures was $2.7 million for the year ended December 31, 2002, compared to $26,000 for the same period in 2001 and $163,000 in 2000. The aggregate assets of the unconsolidated joint ventures in which the Company participated were $61.0 million and $69.5 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the aggregate debt of the unconsolidated joint ventures in which the Company participated was $31.9 million and $22.6 million, respectively. The Company does not guarantee the debt of its unconsolidated joint ventures.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which includes model home furnishings, are carried at cost less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings, which are amortized over the life of the community as homes are closed, are included in cost of sales.

PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” SFAS 142 requires that goodwill and other intangible assets no longer be amortized but be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity-method investments no longer be amortized.

The Company adopted the provisions of SFAS 142 on January 1, 2002, and performs impairment tests of its goodwill annually. The Company tests goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is used to identify potential impairment, while the second step measures the amount of impairment. The Company had no impairment in the year ended December 31, 2002. Identifiable intangible assets other than goodwill are immaterial.

The Company’s application of the nonamortization provisions of SFAS 142 resulted in the elimination of its goodwill amortization expense in 2002. Results reported for the years ended December 31, 2001 and 2000, included after-tax goodwill amortization expenses of $1.1 million, or $0.04 per diluted share.

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

STOCK-BASED COMPENSATION

The Company has elected to follow the intrinsic value method to account for compensation expense, which is related to the award of stock options, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-based Compensation,” as amended. Since stock option awards are granted at prices no less than the fair market value of the shares at the date of grant, no compensation expense is recognized.

41   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had compensation expense been determined based on fair value at the grant date for awards, consistent with the provisions of SFAS 123, in 2002, 2001 and 2000, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following table (in thousands, except share data):

YEAR ENDED DECEMBER 31,	2002	2001	2000

Net earnings, as reported	$185,604	$132,093	$82,252
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,455)	(2,599)	(2,115)

Pro forma net earnings	$182,149	$129,494	$80,137

Earnings per share:
Basic — as reported	$7.03	$4.94	$3.10
Basic — pro forma	6.89	4.84	3.02
Diluted — as reported	6.64	4.63	2.96
Diluted — pro forma	$6.52	$4.54	$2.89

The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2002, 2001 and 2000, respectively: a risk-free interest rate of 4.0 percent, 4.7 percent and 6.4 percent; an expected volatility factor for the market price of the Company’s common stock of 36.8 percent, 37.5 percent and 35.2 percent; a dividend yield of 0.2 percent, 0.3 percent and 0.9 percent; and an expected life of three years. The weighted-average fair values at the grant date for options granted in 2002, 2001 and 2000 were $13.14, $10.14 and $2.99, respectively.

MORTGAGE-BACKED SECURITIES AND NOTES RECEIVABLE

Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by trustee. Mortgage-backed securities were classified as available-for-sale and carried in the consolidated balance sheets at fair value, with unrealized gains and losses net of applicable taxes recorded as a component of accumulated other comprehensive income in stockholders’ equity. The estimated fair value of these securities is determined based on current market quotations.

LOAN ORIGINATION FEES, COSTS, MORTGAGE DISCOUNTS AND LOAN SALES

Loan origination fees, net of related direct origination costs and loan discount points, are recognized in current earnings upon the sale of related mortgage loans. Gains or losses on the sale of mortgage loans and related servicing rights are recognized when the Company transfers title to the purchaser.

DERIVATIVE INSTRUMENTS

In the normal course of business and pursuant to its risk-management policy, the Company enters, as an end user, into derivative instruments, including forward-delivery contracts for loans and mortgage-backed securities; options on forward-delivery contracts; futures contracts; and options on futures contracts, to minimize the impact of movements in market interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. During 2002, the Company elected not to use hedge accounting treatment with respect to its economic hedging activities. Accordingly, all derivative instruments used as economic hedges are carried in the consolidated balance sheets at fair value, with changes in value recorded in current earnings. The Company’s mortgage pipeline includes IRLCs, which represent commitments that have been extended by the Company to those borrowers who have applied for loan funding and have met certain defined credit and underwriting criteria. The Company determined that its IRLCs meet the definition of derivatives under Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivatives and Hedging Activities,” as amended.

42   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPREHENSIVE INCOME

Comprehensive income consists of net income and the increase or decrease of unrealized gains or losses on the Company’s available-for-sale securities. Comprehensive income totaled $185.5 million, $133.0 million and $81.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NEW ACCOUNTING PRONOUNCEMENTS
SFAS 145
In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (SFAS 145), “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” The provisions of SFAS 145 which relate to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Under the new pronouncement, any gain or loss on the extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Accounting Principles Board (APB) Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of SFAS 145 which relate to the rescission of Statement 4 is encouraged. Statement 64 amended Statement 4 and is no longer necessary because Statement 4 has been rescinded.

The Company adopted the provisions of SFAS 145, with respect to the rescission of Statement 4, on July 1, 2002.

SFAS 146

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities.” The provisions of SFAS 146 address financial accounting and reporting for costs associated with exit or disposal activities and nullify Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring).” SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. Management does not expect the adoption of SFAS 146 to have a significant impact on the Company’s financial position or results of operations.

SFAS 148

On December 31, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), “Accounting for Stock-based Compensation – Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-based Compensation,” to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure, in the summary of significant accounting policies, of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 123 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB Opinion No. 25.

SFAS 148’s amendment of the transition and annual disclosure requirements of SFAS 123 and APB Opinion No. 28 are effective for fiscal years ending after December 15, 2002. The Company has implemented these new disclosure provisions. See the disclosure under “Stock-based Compensation” in Note A.

FIN 45

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Each guarantee meeting the requirements of FIN 45 is to be recognized and initially measured at fair value.

43   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additionally, guarantors will be required to make significant new disclosures, even if the likelihood of the guarantor making payments under the guarantee is remote.

FIN 45’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and measurement provisions are applicable on a prospective basis to guarantees that will be issued or modified after December 31, 2002. The Company adopted the disclosure provisions of FIN 45 on December 31, 2002 (see Note L). Management does not expect the adoption of FIN 45 to have a significant impact on the Company’s financial position or results of operations.

FIN 46
In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities and/or entitled to receive a majority of the entity’s residual returns. A company that consolidates a variable interest entity is the primary beneficiary of that entity. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest.

The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management does not expect the adoption of FIN 46 to have a significant impact on the Company’s financial position or results of operations.

NOTE B: EARNINGS PER SHARE RECONCILIATION

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share data):

YEAR ENDED DECEMBER 31,	2002	2001	2000

NUMERATOR
Net earnings	$185,604	$132,093	$82,252
Preferred stock dividends	—	(308)	(694)

Numerator for basic earnings per share — earnings available to common stockholders	185,604	131,785	81,558
Effect of dilutive securities — preferred stock dividends	—	308	694

Numerator for diluted earnings per share — earnings available to common stockholders	$185,604	$132,093	$82,252
DENOMINATOR
Denominator for basic earnings per share — weighted-average shares	26,421,310	26,665,450	26,345,586
Effect of dilutive securities:
Stock options	1,202,920	1,287,110	631,120
Conversion of preferred shares	—	398,990	642,252
Equity incentive plan	334,913	159,808	167,766

Dilutive potential of common shares	1,537,833	1,845,908	1,441,138
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	27,959,143	28,511,358	27,786,724
NET EARNINGS PER COMMON SHARE
Basic	$7.03	$4.94	$3.10
Diluted	$6.64	$4.63	$2.96

The assumed conversion of preferred shares was dilutive for the years ended December 31, 2001 and 2000.

44   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C: SEGMENT INFORMATION

The Company is a leading national homebuilder and mortgage-related financial services firm. As one of the largest single-family on-site homebuilders in the United States, it builds homes in 25 markets. The Company’s homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company’s financial services segment provides loan origination, title, escrow and insurance brokerage services, and maintains a portfolio of mortgage-backed securities and notes receivable.

The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings. The accounting policies of the segments are the same as those described in Note A, Summary of Significant Accounting Policies. Certain corporate expenses are allocated to the homebuilding and financial services segments.

YEAR ENDED DECEMBER 31, (in thousands)	2002	2001	2000

REVENUES
Homebuilding	$2,805,055	$2,684,116	$2,285,540
Financial services	72,158	63,075	46,269

Total	$2,877,213	$2,747,191	$2,331,809

PRETAX EARNINGS
Homebuilding	$301,121	$215,946	$151,343
Financial services	48,294	35,120	11,495
Corporate	(40,075)	(32,730)	(27,998)

Total	$309,340	$218,336	$134,840

DEPRECIATION AND AMORTIZATION
Homebuilding	$27,901	$32,011	$24,063
Financial services	819	709	708
Corporate	3,950	4,348	3,718

Total	$32,670	$37,068	$28,489

IDENTIFIABLE ASSETS
Homebuilding	$1,483,505	$1,325,598	$1,151,232
Financial services	83,614	92,847	114,490
Corporate and other	90,632	92,424	95,619

Total	$1,657,751	$1,510,869	$1,361,341

NOTE D: FINANCIAL SERVICES’ SHORT-TERM NOTES PAYABLE

Financial services had outstanding borrowings at December 31 as follows (in thousands):

	2002	2001

Repurchase agreements	$20,303	$29,005
Revolving credit agreement	22,842	33,114

Total	$43,145	$62,119

Repurchase agreements represented short-term borrowings of $20.3 million and $29.0 million at December 31, 2002 and 2001, respectively, that were collateralized by mortgage loans and mortgage-backed securities. Outstanding collateral balances were $18.9 million and $27.6 million, with fair values of $20.3 million and $28.7 million, at December 31, 2002 and 2001, respectively.

45   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2002, the Company’s financial services segment renewed and extended a $35.0 million revolving credit facility used to finance mortgage investment portfolio securities. The agreement extends through March 2003 and bears interest at market rates. The Company is currently in the process of extending the facility. Borrowings outstanding under this facility, totaling $22.8 million and $33.1 million, respectively, were collateralized by collateralized mortgage obligations previously issued by one of the Company’s limited-purpose subsidiaries and had principal balances of $22.6 million and $33.3 million, and fair values of $23.8 million and $34.8 million, at December 31, 2002 and 2001, respectively.

Weighted-average short-term borrowings during the period were $51.5 million, $72.0 million and $126.0 million for 2002, 2001 and 2000, respectively.

Weighted-average interest rates at the end of the period on all short-term borrowings were 1.9 percent and 2.4 percent for 2002 and 2001, respectively. Weighted-average interest rates during the period on all short-term borrowings were 2.3 percent, 4.8 percent and 5.3 percent for 2002, 2001 and 2000, respectively.

The repurchase agreement and revolving credit agreement contain certain financial covenants. The Company was in compliance with these covenants at December 31, 2002.

NOTE E: DERIVATIVE INSTRUMENTS

The Company, which uses financial instruments in its normal course of operations, has no derivative financial instruments that are held for trading purposes.

The contract or notional amounts of these financial instruments at December 31 were as follows (in thousands):

	2002	2001

Interest rate lock commitments	$63,487	$47,820
Hedging contracts:
Forward-delivery contracts	$96,000	$35,000
Other	15,000	5,000

IRLCs represent loan commitments with customers at market rates up to 120 days before settlement. IRLCs expose the Company to market risk as a result of increases in mortgage interest rates. IRLCs had interest rates ranging from 5.0 percent to 10.3 percent at December 31, 2002, and 5.4 percent to 10.1 percent at December 31, 2001.

Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on IRLCs and mortgage loans held-for-sale. The selection of these hedging contracts is based upon the Company’s secondary marketing strategy, which establishes a risk-tolerance level. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to be funded. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with IRLCs and mortgage loans held-for-sale.

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

NOTE F: FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company’s financial instruments are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated using either present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including discount rates and estimates of cash flows. In that regard, derived fair value estimates cannot always be substantiated by comparison to independent markets and, in some cases, cannot be realized in immediate settlement of the instruments.

46   THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below sets forth the carrying values and fair values of the Company’s financial instruments at December 31. It excludes nonfinancial instruments, and, accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	2002		2001

	CARRYING	FAIR	CARRYING	FAIR
(in thousands)	VALUE	VALUE	VALUE	VALUE

HOMEBUILDING
LIABILITIES
Senior notes	$247,000	$262,392	$247,000	$263,223
Senior subordinated notes	243,500	255,924	243,500	251,296
FINANCIAL SERVICES
ASSETS
Mortgage loans held-for-sale[1]	$19,411	$19,795	$13,238	$13,524
Mortgage-backed securities and notes receivable	42,583	44,208	62,045	64,038
OTHER FINANCIAL INSTRUMENTS
Interest rate lock commitments	1,472	1,472	230	230
Forward-delivery contracts	(1,208)	(1,208)	(290)	(290)
Other	30	30	43	43
OTHER ASSETS
Collateral for bonds payable of the limited-purpose subsidiaries	$12,011	$12,045	$17,772	$17,849
OTHER LIABILITIES
Bonds payable of the limited-purpose subsidiaries	$10,378	$10,893	$15,588	$17,174

     1 Mortgage loans held-for-sale are reported in the balance sheet in Financial Services “Other assets.”

The Company used the following methods and assumptions in estimating fair values:

☐	Cash and cash equivalents; secured notes payable; and short-term notes payable. The carrying amounts reported in the balance sheet approximate fair values.

☐	Senior notes; senior subordinated notes; mortgage loans held-for-sale; mortgage-backed securities and notes receivable; hedging contracts; and interest rate lock commitments. The fair values of these financial instruments are based on either quoted market prices or market prices for similar financial instruments.

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

Collateral for bonds payable, which consists of mortgage-backed securities; notes receivable secured by mortgage-backed securities and mortgage loans; fixed-rate mortgage loans; and funds held by trustee, is reported in the balance sheet under “Other assets” in “Other.” Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on collateral is remitted directly to a trustee and is available for payment on the bonds.

Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed these nonrecourse bond issues.

47 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth information with respect to the limited-purpose subsidiaries’ bonds payable outstanding at

December 31 (in thousands):

	2002	2001

Bonds payable, net of discounts: 2002 — $408; 2001 — $637	$10,378	$15,588
Range of interest rates	7.25% – 11.65%	7.25% – 11.65%
Stated maturities	2009–2018	2009–2018

NOTE H: LONG-TERM DEBT

Long-term debt consists of the following at December 31 (in thousands):

	2002	2001

Senior subordinated notes	$243,500	$243,500
Senior notes	247,000	247,000

Total	$490,500	$490,500

In August 2002, the Company renewed its senior unsecured revolving credit facility for a three-year term, with an option for a one-year extension. The new agreement, which is for $300.0 million and matures in August 2005, has an accordion feature to increase the facility up to $400.0 million should the Company’s borrowing needs increase. The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. Borrowings under this agreement bear interest at variable short-term rates. The effective interest rate was 4.8 percent for 2002, 7.4 percent for 2001 and 8.1 percent for 2000. There were no outstanding borrowings under this agreement at December 31, 2002 and 2001.

At December 31, 2002, the Company had $100.0 million of 8.3 percent senior subordinated notes due April 2008, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after April 1, 2003. The Company also had $143.5 million of 9.1 percent senior subordinated notes due June 2011, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after June 15, 2006. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

At December 31, 2002, the Company had $100.0 million of 8.0 percent senior notes due August 2006, with interest payable semiannually, which may not be redeemed prior to maturity. The Company also had $147.0 million of 9.8 percent senior notes due September 2010, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after September 1, 2005.

During 2001, the Company redeemed $100.0 million of 9.6 percent senior subordinated notes due June 2004 at par and $100.0 million of 10.5 percent senior notes due July 2006 at the stated redemption price of 105.3 percent of par, respectively. Additionally, the Company repurchased, in market related transactions, $3.0 million of 9.8 percent senior notes due September 2010 at 101.4 percent of par and $6.5 million of 9.1 percent senior subordinated notes due June 2011 at 94.4 percent of par. As a result, the Company recognized a loss on the early extinguishment of debt in 2001 of $7.2 million, which has been reflected in interest expense.

Maturities of long-term debt for the next five years are as follows (in thousands):

2003 – 2005	$—
2006	100,000
2007	—
After 2007	390,500

Total long-term debt	$490,500

48 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. Under the loan covenants, the Company had $107.9 million of retained earnings available for dividends at December 31, 2002, and was in compliance with these covenants.

NOTE I: INCOME TAXES

The Company’s expense for income taxes is summarized as follows (in thousands):

YEAR ENDED DECEMBER 31,	2002	2001	2000

CURRENT
Federal	$106,722	$75,822	$46,988
State	17,014	12,918	8,126

Total current	123,736	88,740	55,114

DEFERRED
Federal	—	(2,134)	(2,154)
State	—	(363)	(372)

Total deferred	—	(2,497)	(2,526)

Total expense	$123,736	$86,243	$52,588

The following table reconciles the statutory federal income tax rate to the Company’s effective income tax rate:

YEAR ENDED DECEMBER 31,	2002	2001	2000

Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	3.6	3.7	3.7
Other, net	1.4	0.8	0.3

Effective rate	40.0%	39.5%	39.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities at December 31 were as follows (in thousands):

	2002	2001

DEFERRED TAX ASSETS
Warranty, legal and accruals	$25,706	$27,412
Employee benefits	18,030	13,735
Non-cash charge for impairment of long-lived assets	2,553	3,324
Other	4,068	2,061

Total deferred tax assets	50,357	46,532

DEFERRED TAX LIABILITIES
Installment sales method and deferred gains	(5,553)	(6,917)
Capitalized expenses	(5,656)	(929)
Other	(2,318)	(1,947)

Total deferred tax liabilities	(13,527)	(9,793)

Net deferred tax asset	$36,830	$36,739

The Company determined that no valuation allowance for the deferred tax asset was required. The Company had a total current tax liability of $29.7 million and $20.1 million at December 31, 2002 and 2001, respectively. These amounts are reported in the balance sheet in “Other liabilities.”

49 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J: STOCKHOLDERS’ EQUITY

PREFERRED STOCK

During 2001, Ryland called and redeemed all of its outstanding preferred stock, which was held within the Retirement Savings Opportunity Plan (RSOP) Trust. At the election of each individual preferred stockholder, and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a per share price of $31.56 or converted into two shares of Ryland common stock (after the effect of the stock split). A total of 505,574 shares of preferred stock was converted into an equivalent number of shares of common stock.

Each share of preferred stock received a quarterly dividend of $0.28. During 2001 and 2000, the Company paid $308,000 and $694,000, respectively, in dividends on its preferred stock. Each share of preferred stock entitled the holder to a number of votes equal to the shares into which the stock was convertible, and preferred stockholders voted together with common stockholders on all matters.

COMMON SHARE PURCHASE RIGHTS

In 1996, the Company adopted a revised stockholder rights plan under which it distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $35. The rights become exercisable ten business days after any party acquires, or announces an offer to acquire, 20.0 percent or more of the Company’s common stock. The rights expire January 13, 2007, and are redeemable at $0.005 per right at any time before ten business days following the time that any party acquires 20.0 percent or more of the Company’s common stock.

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

STOCK SPLIT

On April 24, 2002, the Company’s Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend. Record holders of the Company’s common stock at the close of business on May 15, 2002, were entitled to one additional share for each share held at that time. The new shares were distributed on May 30, 2002.

NOTE K: EMPLOYEE INCENTIVE AND STOCK PLANS

RETIREMENT SAVINGS OPPORTUNITY PLAN (RSOP)

All full-time employees are eligible to participate in the RSOP, following 30 days of employment. Part-time employees are eligible to participate in the RSOP, following the completion of one thousand hours of service within the first 12 months of employment or within any plan year after the date of hire. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant’s income into a variety of investment options. Total compensation expense related to the Company’s matching contributions for this plan amounted to $7.2 million, $6.5 million and $5.7 million in 2002, 2001 and 2000, respectively.

Previously, the Company issued its preferred stock in connection with its matching contributions to those accounts. As a result of the redemption of preferred stock, 286,367 and 405,816 shares of common stock were allocated to participants’ accounts at December 31, 2002 and 2001, respectively.

50 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK PURCHASE PLAN (ESPP)

All full-time employees of the Company, with the exception of its executive officers, are eligible to participate in the ESPP. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee’s contribution by donating an additional 20.0 percent of the employee’s payroll deduction. Stock is purchased by a plan administrator on a regular monthly basis. All brokerage and transaction fees for purchasing the stock are paid for by the Company. The Company’s expense related to its matching contribution for this plan was $258,000, $192,000, and $179,000 in 2002, 2001 and 2000, respectively.

EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS

On April 24, 2002, the Company’s stockholders approved The Ryland Group, Inc. 2002 Equity Incentive Plan (“the Plan”), which permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, stock units or any combination of the foregoing to employees. This plan replaces the Company’s 1992 Equity Incentive Plan, which expired on April 15, 2002. The number of shares available for issuance under the Plan includes 15,432 shares carried over from the 1992 Equity Incentive Plan and 1.3 million new shares available under the terms of the 2002 Equity Incentive Plan. Any shares of the Company’s common stock covered by an award (or portion of an award) granted under the Plan or the 1992 Equity Incentive Plan that are forfeited, expired or canceled without delivery of shares of common stock, or which are tendered to the Company as full or partial payment of the exercise price or related tax withholding obligations, will again be available for award under the Plan. The Plan will remain in effect until April 24, 2012, unless it is terminated by the Board of Directors at an earlier date. The options are exercisable at various dates over one- to ten-year periods. Stock options granted during 2002 generally have a maximum term of ten years and vest over three years.

Under the Company’s 2000 Non-Employee Director Equity Plan, stock options are granted to directors to purchase shares at prices not less than the fair market value of the shares at the date of grant. At December 31, 2002 and 2001, 286,600 and 386,600 stock options were available for grant, respectively.

The following is a summary of transactions relating to all stock option plans for each year ended December 31:

	2002		2001		2000

		WEIGHTED-		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE		AVERAGE
		EXERCISE		EXERCISE		EXERCISE
	SHARES	PRICE	SHARES	PRICE	SHARES	PRICE

Options outstanding at beginning of year	3,673,284	$13.15	4,399,872	$10.27	4,477,260	$10.01
Granted	787,200	42.96	765,500	24.67	1,093,000	9.98
Exercised	(969,615)	11.74	(1,296,266)	10.07	(937,102)	8.66
Forfeited	(53,471)	23.88	(195,822)	13.73	(233,286)	10.57

Options outstanding at end of year	3,437,398	$20.21	3,673,284	$13.15	4,399,872	$10.27
Available for future grant	1,396,936		534,822		572,054

Total shares reserved	4,834,334		4,208,106		4,971,926

Options exercisable at December 31	1,998,968	$12.52	2,048,366	$10.45	2,242,128	$9.45
Prices related to options exercised during the year	$6.75 – $22.69		$6.75 – $14.47		$6.75 – $14.44

51 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock options outstanding and exercisable at December 31, 2002, follows:

	OPTIONS OUTSTANDING			OPTIONS EXCERCISABLE

		WEIGHTED-	WEIGHTED-		WEIGHTED-
RANGE OF		AVERAGE	AVERAGE		AVERAGE
EXERCISE	NUMBER	REMAINING	EXERCISE	NUMBER	EXERCISE
PRICES	OUTSTANDING	LIFE (YEARS)	PRICE	EXERCISABLE	PRICE

$6.38 to $8.94	1,038,340	4.99	$7.41	806,800	$7.18
$9.81 to $14.47	941,572	6.38	$12.42	892,612	$12.45
$18.81 to $26.10	570,786	8.15	$22.26	189,556	$21.57
$33.35 to $45.39	886,700	9.30	$42.16	110,000	$36.60

The Company has made several restricted stock awards to senior executives under both the 1992 and 2002 Equity Incentive Plans. All restricted stock was awarded in the name of each participant, who had all the rights of other common stockholders subject to restrictions and forfeiture provisions. Accordingly, such restricted stock awards were considered common stock equivalents. Compensation expense recognized for such awards totaled $9.8 million, $5.7 million and $6.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The following is a summary of activity relating to restricted stock awards for each year ended December 31:

	2002	2001	2000

Restricted shares, beginning of year	250,000	180,000	150,000
Shares awarded	365,000	130,000	90,000
Shares vested	(162,900)	(60,000)	(60,000)

Restricted shares, end of year	452,100	250,000	180,000

At December 31, 2002, the outstanding restricted shares will vest as follows: 2003 — 132,800; 2004 — 134,100; 2005 — 91,200; 2006 — 47,000; and 2007 — 47,000.

All outstanding stock options and restricted stock awards have been granted in accordance with the terms of the 2002 Equity Incentive Plan, the 2000 Non-Employee Director Equity Plan and their respective predecessor plans, which were approved by the Company’s stockholders.

NOTE L: COMMITMENTS AND CONTINGENCIES

COMMITMENTS

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. At December 31, 2002, the Company had deposits and letters of credit outstanding of $56.0 million for land options and land purchase contracts having a total purchase price of $775.0 million. At December 31, 2002, the Company had commitments with respect to option contracts with specific performance provisions of approximately $68.0 million, compared to $94.0 million at December 31, 2001.

Rent expense primarily relates to office facilities, model homes, and furniture and equipment.

YEAR ENDED DECEMBER 31, (in thousands)	2002	2001	2000

Total rent expense	$20,058	$21,591	$18,212
Less income from subleases	(1,233)	(2,376)	(2,416)

Net rental expense	$18,825	$19,215	$15,796

52 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows (in thousands):

2003	$7,757
2004	6,647
2005	3,478
2006	2,769
2007 and thereafter	1,509

Subtotal	$22,160
Less sublease income	(830)

Total lease commitments	$21,330

CONTINGENCIES

Contingent liabilities may arise from obligations incurred in the ordinary course of business or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. At December 31, 2002, total development bonds were $299.3 million and total deposits and letters of credit were $51.0 million.

The Company provides product warranties to its customers covering workmanship and materials for one year, certain mechanical systems for two years and structural systems for ten years. The Company estimates and records warranty liabilities based on historical experience and known risks at the time a home closes, and in the case of unexpected claims, upon identification and quantification of the obligations.

Changes in the Company’s product liability during the period are as follows (in thousands):

Balance, December 31, 2001	$26,664
Warranties issued	13,235
Settlements made	(13,936)
Changes in liability for pre-existing warranties	3,897

Balance, December 31, 2002	$29,860

During the first quarter of 2002, Ryland Mortgage Company (RMC) settled its outstanding claims related to mortgage servicing contracts entered into during 1991 and 1992 with the Resolution Trust Corporation.

The Company is party to various legal proceedings generally incidental to its businesses. Based on evaluation of these matters and discussions with counsel, management believes that liabilities arising from these matters will not have a material adverse effect on the financial condition of the Company.

53 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS

THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Los Angeles, California

January 23, 2003

54 THE RYLAND GROUP

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

Gordon A. Milne
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

David L. Fristoe

SENIOR VICE PRESIDENT, CIO, CONTROLLER AND CHIEF ACCOUNTING OFFICER

55 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
 QUARTERLY FINANCIAL DATA AND
 COMMON STOCK PRICES AND DIVIDENDS
 (IN THOUSANDS, EXCEPT SHARE DATA, UNAUDITED)

	2002				2001

	DEC. 31	SEPT. 30	JUN. 30	MAR. 31	DEC. 31	SEPT. 30	JUN. 30	MAR. 31

CONSOLIDATED RESULTS
Revenues	$929,742	$732,735	$675,376	$539,360	$830,573	$713,615	$688,832	$514,171
Earnings before taxes	112,546	79,010	74,868	42,916	74,276	61,480	55,986	26,594
Tax expense	45,018	31,604	30,162	16,952	29,339	24,285	22,114	10,505

Net earnings	$67,528	$47,406	$44,706	$25,964	$44,937	$37,195	$33,872	$16,089
Basic net earnings per common share	$2.65	$1.80	$1.65	$0.97	$1.70	$1.39	$1.26	$0.60
Diluted net earnings per common share	$2.50	$1.70	$1.56	$0.92	$1.61	$1.30	$1.18	$0.56
Weighted-average common shares outstanding:
Basic	25,521	26,311	27,103	26,749	26,380	26,832	26,776	26,680
Diluted	26,994	27,877	28,644	28,318	27,928	28,709	28,716	28,728

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL.

The number of common stockholders of record, at February 10, 2003, was 2,313.

The table below presents high and low market prices and dividend information for the Company. (See Note H for dividend restrictions.)

			DIVIDENDS				DIVIDENDS
			DECLARED				DECLARED
2002	HIGH	LOW	PER SHARE	2001	HIGH	LOW	PER SHARE

First quarter	$48.33	$33.46	$0.02	First quarter	$25.41	$17.90	$0.02
Second quarter	57.96	45.16	0.02	Second quarter	28.15	18.96	0.02
Third quarter	51.75	35.55	0.02	Third quarter	31.25	20.42	0.02
Fourth quarter	42.48	31.61	0.02	Fourth quarter	37.20	22.60	0.02

     58 THE RYLAND GROUP

The Ryland Group, Inc. & Subsidiaries
CORPORATE AND INVESTOR INFORMATION

HEADQUARTERS

The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302
(818) 223-7500

INTERNET ADDRESS

http://www.ryland.com

STOCK EXCHANGE LISTING

Ryland is listed on the New York Stock Exchange
(NYSE: symbol RYL).

Price information for Ryland’s common stock appears daily in major newspapers, as well as on Ryland’s web site at www.ryland.com, which also includes historical financial information, news and other financial reports.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
(781) 575-2726
http://www.equiserve.com

DIVIDEND PAYMENTS

Dividends on Ryland common stock are paid quarterly as declared by the board of directors. The payment dates are in January, April, July and October.

FORM 10-K REPORT AND OTHER PUBLICATIONS

Shareholders may receive a copy of the 2002 Form 10-K and other publications filed with the Securities and Exchange Commission in Washington, D.C., without charge by writing to:

The Ryland Group, Inc.
Investor Relations
24025 Park Sorrento, Suite 400
Calabasas, California 91302
investors@ryland.com

Copies of the annual and quarterly reports also are available.	INVESTOR INQUIRIES

Shareholders, securities analysts and others seeking information about the Company’s business operations and financial performance are invited to contact Ryland at (818) 223-7677 or write to:

Cathey S. Lowe
Senior Vice President – Finance
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302
clowe@ryland.com

NEWS RELEASES AND EVENTS

News releases and quarterly earnings announcements, including live audio and replays of the most recent quarterly earnings conference calls, can be found on the Ryland web site in the Corporate and Investor Information section under the headings “News Releases” and “Conference Calls.” In addition, dates for upcoming events, including earnings release dates, conference calls, and Ryland’s participation in analyst and industry conferences, are posted under “Calendar of Events.”

ANNUAL MEETING

The annual meeting of shareholders will be held at 9:00 a.m. local time on April 23, 2003, in Marina del Rey, California.