Form 10-K, Exhibit 13
period 2003-12-31
RYLAND GROUP INC
filed 2004-03-12
CIK 85974

Exhibit 13: Excerpt from Annual Report to Shareholders for the Year Ended December 31, 2003

The following pages represent pages 32 through 60 and 64 of The Ryland Group, Inc.’s Annual Report to Shareholders for the year ended December 31, 2003, and include Selected Financial Data; Management’s Discussion and Analysis of Results of Operations and Financial Condition; Consolidated Financial Statements and the related notes thereto; the Report of Independent Auditors; the Report of Management; and Quarterly Financial Data and Common Stock Prices and Dividends.

THE RYLAND GROUP

Selected Financial Data

(in millions, except share data) unaudited	2003		2002		2001		2000		1999

ANNUAL RESULTS
REVENUES
Homebuilding	$3,355		$2,805		$2,684		$2,286		$1,959
Financial services	89		72		63		46		47

TOTAL REVENUES	3,444		2,877		2,747		2,332		2,006
Cost of sales — homebuilding	2,616		2,216		2,182		1,901		1,633
Selling, general and administrative expenses	419		342		316		268		236
Interest expense	13		10		31		28		28

Earnings before taxes	396		309		218		135		109
Tax expense	154		124		86		53		42

NET EARNINGS	$242		$185		$132		$82		$67

YEAR-END POSITION
ASSETS
Housing inventories	$1,397		$1,100		$899		$888		$823
Cash and cash equivalents	317		269		298		142		70
Mortgage-backed securities and notes receivable	26		43		62		85		99
Other assets	268		246		252		246		256

TOTAL ASSETS	2,008		1,658		1,511		1,361		1,248

LIABILITIES
Long-term debt	541		491		491		450		378
Short-term notes payable	26		43		62		83		157
Other liabilities and minority interest	616		444		395		375		327

TOTAL LIABILITIES	1,183		978		948		908		862

STOCKHOLDERS’ EQUITY	$825		$680		$563		$453		$386

PER COMMON SHARE DATA
NET EARNINGS
Basic	$9.72		$7.03		$4.94		$3.10		$2.24
Diluted	9.11		6.64		4.63		2.96		2.15
Dividends declared	$0.16		$0.08		$0.08		$0.08		$0.08
Stockholders’ equity	33.97		26.92		21.29		16.75		13.61
OTHER FINANCIAL DATA
EBITDA[1]	$484		$381		$318		$219		$184
EBITDA/interest incurred[2]	8.8	x	7.8	x	5.1	x	3.5	x	3.5	x
Return on equity[3]	35.5%		33.0%		29.1%		21.3%		19.3%
Debt-to-total capital[4]	39.6%		41.9%		46.6%		49.8%		49.4%

[1] EBITDA (earnings before interest, taxes, depreciation and amortization) is a measure commonly used in the homebuilding industry and is presented to assist in understanding the ability of the Company’s operations to generate cash beyond that which is needed to service existing interest requirements and ongoing tax obligations. EBITDA equals net earnings before (a) interest expense; (b) previously capitalized interest amortized to cost of sales; (c) income taxes; and (d) depreciation and amortization. EBITDA excludes the Company’s equity in earnings or losses of the unconsolidated joint ventures in which the Company participates. EBITDA is not a financial measure recognized in accordance with generally accepted accounting principles (GAAP). EBITDA should neither be considered an alternative to net earnings determined in accordance with GAAP as an indicator of operating performance, nor an alternative to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

[2] EBITDA/interest incurred is calculated as EBITDA (defined above) divided by total interest incurred, which is the sum of interest expense and capitalized interest for the period.

[3] Return on equity is calculated as net earnings divided by total stockholders’ equity at the beginning of the period.

[4] Debt-to-total capital is calculated as long-term debt divided by the sum of long-term debt and total stockholders’ equity.

A reconciliation of EBITDA to net cash provided by operating activities, the most directly comparable GAAP measure, is provided below for each period presented.

	YEAR ENDED DECEMBER 31,

(in thousands)	2003	2002	2001	2000	1999

Net cash provided by operating activities	$142,801	$87,180	$176,775	$114,051	$59,857
Increase in inventory	239,989	200,623	10,984	65,724	178,590
Tax expense	154,525	123,736	86,243	52,588	42,641
Interest expense	12,609	9,391	30,896	28,505	28,367
Capitalized interest amortized to cost of sales	38,263	32,162	31,878	27,581	19,027
Net change in other assets, payables and other liabilities	(86,629)	(52,331)	(16,443)	(69,903)	(153,062)
Tax benefit from exercise of stock options	(17,120)	(12,103)	(8,337)	(2,826)	(720)
Equity in losses (earnings) of unconsolidated joint ventures	94	(2,689)	(26)	(163)	(263)
Other	(913)	(5,095)	6,182	3,695	10,039

EBITDA	$483,619	$380,874	$318,152	$219,252	$184,476

32.

THE RYLAND GROUP

Management’s Discussion and Analysis of
Results of Operations and Financial Condition

OPERATIONS OF THE RYLAND GROUP, INC. and its subsidiaries (“the Company”) consist of two business segments: homebuilding and financial services. The Company’s homebuilding segment specializes in the sale and construction of single-family attached and detached housing in 27 markets. Subject to economic conditions, the Company not only plans to expand in its existing markets and enter new markets, but also strives to be one of the largest builders in each of those markets. The financial services segment is involved in originating mortgages and providing title, escrow, and insurance brokerage services for the Company’s homebuilding customers, and maintains an investment portfolio of mortgage-backed securities and notes receivable.

     Ryland homes are built on-site and marketed in three major geographic regions. As of December 31, 2003, the Company operated in the following metropolitan areas:

REGION	MAJOR MARKETS SERVED

North Central	Austin, Baltimore, Chicago, Cincinnati, Dallas, Houston, Indianapolis, Minneapolis, San Antonio and Washington, D.C.
Southeast	Atlanta, Charleston, Charlotte, Fort Myers, Greensboro, Greenville, Jacksonville, Orlando and Tampa
West	California’s Central Valley, California’s Inland Empire, Denver, Las Vegas, Phoenix, Sacramento, San Diego and the San Francisco Bay Area

RESULTS OF OPERATIONS

Earnings, revenues, new orders and deliveries of homes reached record-breaking highs for the fifth consecutive year in 2003. These trends were indicative of favorable economic and demographic environments, as well as the Company’s ability to deliver a competitive product in superior locations while achieving higher relative economies through cost saving initiatives. In 2003, the Company’s substantial growth was fueled by profits and capital market transactions. The Company reduced its average cost of funds by replacing its $100.0 million notes with $150.0 million of lower rate debt and expanded its revolving credit facility. In addition, its credit rating was upgraded during the year to investment grade by Standard & Poor’s. In the fourth quarter of 2003, the Company increased its quarterly common stock dividend to $0.10 per share from the previous quarterly rate of $0.02 per share. The Company also made many significant investments in training and technology which have already begun to yield positive returns.

DILUTED EARNINGS PER SHARE

2003	$9.11
2002	$6.64
2001	$4.63

NET EARNINGS
(in millions)
2003	$242
2002	$185
2001	$132

EBITDA
(in millions)
2003	$484
2002	$381
2001	$318

     The Company reported consolidated net earnings of $241.7 million, or $9.11 per diluted share, for 2003, compared to $185.6 million, or $6.64 per diluted share, for 2002 and $132.1 million, or $4.63 per diluted share, for 2001. This net earnings increase resulted from higher volume, increased profitability and lower interest expense for the homebuilding and financial services operations.

     The Company’s revenues reached a historical high of $3,444.1 million for 2003, up 19.7 percent from $2,877.2 million for 2002. Total revenues for 2002 exceeded 2001 levels by $130.0 million, or 4.7 percent. Both homebuilding and mortgage banking revenues rose in 2003.

33.

THE RYLAND GROUP

     EBITDA was $483.6 million for the year ended December 31, 2003, compared to $380.9 million and $318.2 million for the same period in 2002 and 2001, respectively. The Company’s ratio of EBITDA to interest incurred improved to 8.8 for the year ended December 31, 2003, compared to 7.8 for the same period in 2002 and 5.1 in 2001.

     The Company continued to strengthen its balance sheet in 2003. Consolidated inventories owned by the Company grew 21.5 percent to $1,336.8 million, positioning the Company for significant growth in 2004. The Company is geographically diverse and continued to expand into multiple new markets during the year. Goodwill of $18.2 million was among the lowest in the industry. Its debt-to-capital ratio was down to 39.6 percent at December 31, 2003, from 41.9 percent at December 31, 2002. Stockholders’ equity increased 21.2 percent, or $144.4 million, during 2003 and 20.8 percent, or $117.2 million, during 2002. As a result of balancing cash outlays between achieving growth objectives and common stock repurchases, stockholders’ equity per share increased $7.05, or 26.2 percent, in 2003. The Company’s book value at December 31, 2003, was 97.8 percent tangible.

RETURN ON EQUITY

2003	35.5%
2002	33.0%
2001	29.1%

RETURN ON CAPITAL

2003	23.3%
2002	20.0%
2001	18.8%

STOCKHOLDERS’ EQUITY PER SHARE

2003	$33.97
2002	$26.92
2001	$21.29

     During 2003, revenues grew 19.7 percent, net earnings increased 30.2 percent, diluted earnings per share improved 37.2 percent, EBITDA increased 27.0 percent, return on equity was 35.5 percent, return on capital5 was 23.3 percent and inventory was turned 2.1 times. The Company’s returns were among the highest in the industry; its credit quality has strengthened; and its financial position continues to improve.

Homebuilding

New orders increased 9.0 percent in 2003 and 6.4 percent in 2002, compared to the respective prior year. New orders for the year increased 7.4 percent in the North, 14.5 percent in the Southeast and 16.5 percent in the West; they decreased 1.8 percent in Texas. The decline in new orders in Texas occurred primarily in the fourth quarter. During the fourth quarter of 2003, new orders decreased by 8.9 percent due to lower fourth quarter sales in Charlotte, Dallas, and Houston, primarily attributable to a strategic decision to reduce dependency on entry-level product, increased price competition and higher cancellation rates in those markets. Positive trends in the North, Southeast and West were driven by expansion plans, robust demand and a proactive approach to maintaining an adequate supply of competitively priced lots. In an effort to facilitate further growth and diversification, the Company has continued to invest additional capital in most of its existing markets and opened new divisions in California’s Inland Empire, Charleston, Fort Myers, Jacksonville and Las Vegas. The number of active communities at year-end rose 8.8 percent in 2003 from 2002.

5 Return on capital is calculated by dividing net earnings before tax-affected interest, by the sum of beginning long-term debt and total stockholders’equity.

34.

THE RYLAND GROUP

	NORTH	TEXAS*	SOUTHEAST	WEST	TOTAL

New orders (units)
2003	4,385	3,141	4,648	3,023	15,197
2002	4,083	3,198	4,060	2,595	13,936
2001	3,875	2,946	3,852	2,422	13,095

Closings (units)
2003	4,393	3,291	4,216	2,824	14,724
2002	3,974	3,310	3,738	2,123	13,145
2001	3,718	2,823	3,533	2,612	12,686

Average closing price (in thousands)
2003	$259	$159	$208	$270	$224
2002	232	155	195	283	210
2001	215	162	187	276	208

Outstanding contracts at December 31
Units
2003	1,738	809	2,223	1,071	5,841
2002	1,746	959	1,791	872	5,368
2001	1,637	1,071	1,469	400	4,577

Dollars (in millions)
2003	$503	$142	$508	$320	$1,473
2002	432	155	377	224	1,188
2001	368	162	288	99	917

Average price (in thousands)
2003	$289	$175	$229	$299	$252
2002	248	162	210	257	221
2001	225	151	196	247	200

     At December 31, 2003, the Company had outstanding contracts for 5,841 units, representing the highest year-end backlog in its history and an 8.8 percent increase over year-end 2002. Outstanding contracts denote the Company’s backlog of sold but not closed homes, which are generally built and closed, subject to cancellation, over the subsequent two quarters. The $1,473.3 million value of outstanding contracts increased 24.0 percent from year-end 2002 due, in part, to a 14.0 percent increase in average sales price.

     Results of operations for the homebuilding segment are summarized as follows:

(in thousands)	2003	2002	2001

Revenues	$3,355,450	$2,805,055	$2,684,116

Gross profit	739,475	588,996	502,497
Selling, general and administrative expenses	333,726	281,049	261,078
Interest expense	11,118	6,826	25,473

Homebuilding pretax earnings	$394,631	$301,121	$215,946

     The homebuilding segment reported pretax earnings of $394.6 million for 2003, compared to $301.1 million for 2002 and $215.9 million for 2001. Homebuilding results in 2003 increased from 2002 primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 2002 increased from 2001 primarily due to these same factors.

* For purposes of analysis, the Texas markets have been identified separately from the other markets in the North Central region.

35.

THE RYLAND GROUP

HOMEBUILDING REVENUE BY REGION
(in millions)
	NORTH	TEXAS*	SOUTHEAST	WEST	TOTAL

2003	$1,157	$532	$892	$774	$3,355
2002	$935	$528	$728	$614	$2,805
2001	$807	$460	$663	$754	$2,684

AVERAGE CLOSING PRICE
(in thousands)
	NORTH	TEXAS*	SOUTHEAST	WEST	TOTAL

2003	$259	$159	$208	$270	$224
2002	$232	$155	$195	$283	$210
2001	$215	$162	$187	$276	$208

     Homebuilding revenues increased 19.6 percent for 2003, compared to 2002, due to a 12.0 percent increase in closings and a 6.7 percent increase in average closing price. The increase in closings in 2003 was due to a higher backlog at the beginning of the year and a 9.0 percent increase in new home orders during the year. Average sales prices increased in all but the California markets, where prices for existing product lines generally increased, but the mix of homes was targeted toward more affordable levels. Homebuilding revenues rose 4.5 percent in 2002, compared to 2001, due to a 3.6 percent increase in closings and a 1.0 percent increase in average closing price. The rise in closings in 2002 was due to a higher backlog at the beginning of the year and an increase in new home orders during the year.

     Consistent with its policy of managing land investments according to return and risk targets, the Company executed several land sales during the year. Homebuilding results included pretax gains from land sales of $10.5 million, $10.8 million and $2.3 million in 2003, 2002 and 2001, respectively.

GROSS PROFIT MARGIN

2003	22.1%
2002	20.9%
2001	19.0%

SG&A EXPENSE

2003	9.9%
2002	10.0%
2001	9.7%

PRETAX EARNINGS MARGIN

2003	11.8%
2002	10.7%
2001	8.0%

     Gross profit margins from home sales averaged 22.1 percent for 2003, compared to 20.9 percent for 2002 and 19.0 percent for 2001. The improvement was primarily due to sales prices increasing at a greater rate than costs; lower land and development costs; and lower direct construction costs, as a percentage of revenues.

     Selling, general and administrative expenses, as a percentage of revenue, were 9.9 percent for 2003, 10.0 percent for 2002 and 9.7 percent for 2001. The decrease in 2003 from 2002 was primarily due to leverage obtained through a dramatic increase in closings in the West region, which was accompanied by more modest increases in general and administrative expenses, partially offset by higher incentive compensation expense resulting from improved earnings. The increase in 2002 from 2001 was primarily due to higher incentive compensation expense, which resulted from improved earnings; increases in insurance and marketing costs; and an increase in rent expense due to a rise in model home lease activity during 2001, which was partially offset by the discontinuation of goodwill amortization.

     Interest expense increased $4.3 million, or 63.2 percent, in 2003, compared to 2002, primarily due to the early extinguishment of debt resulting in a $5.1 million charge to interest expense, which was caused by the redemption of the

* For purposes of analysis, the Texas markets have been identified separately from the other markets in the North Central region.

36.

THE RYLAND GROUP

$100.0 million 8.3 percent senior subordinated notes due 2008 at a stated call price of 104.1 percent of the principal amount. Excluding the charge associated with the early extinguishment of debt, interest expense decreased $0.8 million, or 11.8 percent, in 2003, compared to 2002. This decrease was primarily attributable to a rise in capitalized interest, which resulted from increased development activity in a greater number of new communities.

     Excluding the $7.2 million loss on the early extinguishment of debt, recorded as interest expense in 2001, interest expense decreased $11.5 million, or 62.8 percent, in 2002, compared to 2001. This decrease was primarily attributable to a rise in capitalized interest, which resulted from increased development activity in a greater number of new communities. In addition, the Company’s cost of funds decreased due to refinancing activity during 2001.

Financial Services

The financial services segment reported pretax earnings of $62.8 million for 2003, compared to $48.3 million for 2002 and $35.1 million for 2001. The increase in 2003 from 2002 was primarily attributable to gains realized from the growth of operations as a result of heightened volume; a higher capture rate of the Company’s home closings; a 6.4 percent increase in average loan size; and higher gains from sales of mortgages, resulting from a favorable interest rate environment. The increase in 2002 from 2001 was primarily due to these same factors.

(in thousands)	2003	2002	2001

REVENUES
Net gains on sales of mortgages and mortgage servicing rights	$53,938	$44,522	$35,768
Title/escrow/insurance	18,651	13,581	11,957
Net origination fees	10,731	6,854	5,407
Interest
Mortgage-backed securities and notes receivable	4,274	6,226	8,584
Other	1,068	869	1,165

Total interest	5,342	7,095	9,749
Other	17	106	194

Total revenues	88,679	72,158	63,075
EXPENSES
General and administrative	24,339	21,299	22,532
Interest	1,491	2,565	5,423

Total expenses	25,830	23,864	27,955

Pretax earnings	$62,849	$48,294	$35,120

Ryland Homes origination capture rate	85.4%	82.4%	81.0%
Mortgage-backed securities and notes receivable average balance	$33,000	$49,951	$71,050

RMC ORIGINATIONS

2003	11,983
2002	10,278
2001	9,743

RMC REVENUES
(in thousands)

2003	$88,679
2002	$72,158
2001	$63,075

RMC PRETAX EARNINGS
(in thousands)

2003	$62,849
2002	$48,294
2001	$35,120

     Revenues for the financial services segment increased 22.9 percent to $88.7 million during 2003, compared to 2002, driven primarily by a 24.0 percent increase in origination volume. The financial services segment capture rates for originations; title and escrow; and insurance services have increased to 85.4 percent, 96.3 percent and 55.2 percent, respectively, during 2003. In 2002, revenues for the financial services segment increased 14.4 percent to $72.2 million from 2001 driven primarily by an 8.9 percent increase in origination volume.

     General and administrative expenses increased for the year ended December 31, 2003, compared to 2002, primarily as a result of increased incentive compensation associated with improved earnings. General and administrative expenses decreased for the year ended December 31, 2002, compared to 2001, primarily as a result of provisions made in the prior year for contingent claims relating to previously conducted loan servicing activities, partially offset by increased incentive compensation commensurate with improved earnings.

     Interest expense decreased 42.3 percent for the year ended December 31, 2003, compared to 2002, primarily due to a decline in average borrowing rates, as well as to a continued decline in bonds payable and short-term notes payable result-

37.

THE RYLAND GROUP

ing from continued runoff of the underlying collateral. In 2002, interest expense decreased 51.9 percent, compared to 2001, primarily due to these same factors, as well as to the termination of its warehouse facility agreement in July 2001, which was previously used to fund mortgage loans.

     The number of mortgage originations rose by 16.6 percent in 2003 primarily due to an increase in the number of homebuilder closings, as well as to an increase in the capture rate of mortgages originated for customers of the homebuilding segment to 85.4 percent from 82.4 percent in 2002. The number of mortgage originations rose by 5.5 percent in 2002, compared to 2001, primarily due to these same factors.

Corporate

Corporate is a nonoperating business segment whose purpose is to support operations as the internal source of capital; develop and implement strategic initiatives; provide financial, human resource, marketing, legal and information technology services; and perform administrative functions associated with a publicly traded entity. Corporate expenses, which represent the costs of these functions, were $61.3 million for 2003, $40.1 million for 2002 and $32.7 million for 2001. Corporate expenses for 2003 and 2002 rose from prior year levels primarily as a result of increases in incentive compensation, which were due to the Company’s increases in results and financial performance.

Investments in Unconsolidated Joint Ventures

The Company has an interest in 11 active joint ventures in the Atlanta, Dallas, Denver, Orlando, Phoenix and Washington, D.C., markets. These joint ventures exist for the purpose of acquisition and co-development of lots, which are then sold to the Company, its joint venture partners or others at market prices. Depending on the level of activity in the entities, yearly earnings from joint ventures may vary significantly. The Company recognized its proportionate share of losses, which totaled $94,000, from these entities in 2003, compared to earnings of $2.7 million in 2002 and $26,000 in 2001. The increase in 2002 resulted from a $2.7 million gain on the sale of land to a third party in one joint venture in Atlanta. The Company’s investment in joint ventures was $14.0 million at December 31, 2003, compared to $14.9 million at December 31, 2002.

Income taxes

Income taxes for fiscal years 2003, 2002 and 2001 were provided at effective tax rates of 39.0 percent, 40.0 percent and 39.5 percent, respectively. The decrease in the effective tax rate for 2003 was primarily due to the reduction of state income taxes, which resulted from the current mix of income in taxing states and settled audits. The increase in the effective tax rate for 2002 was due to increases in executive compensation, partially offset by the discontinuation of goodwill amortization. (See Note I.)

FINANCIAL CONDITION AND LIQUIDITY

Cash requirements for the Company’s homebuilding and financial services segments are generally provided from internally generated funds and outside borrowings.

     Net earnings provided $241.7 million in 2003 and $185.6 million in 2002, primarily as a result of increased profitability. Additionally, in 2003, the issuance and redemption of long-term debt provided a net $50.0 million, and net changes in other assets, payables and other liabilities provided $86.6 million. The cash provided was invested principally in inventory of $240.0 million and $200.6 million in 2003 and 2002, respectively, as well as in stock repurchases of $130.9 million and $95.9 million in 2003 and 2002, respectively. Effective in the fourth quarter of 2003, the Company’s quarterly common stock dividend was increased to $0.10 per share from the previous quarterly common stock dividend of $0.02 per share. Dividends totaling $0.16, $0.08 and $0.08 per share were declared in the annual periods ending December 31, 2003, 2002 and 2001, respectively. During 2003, stockholders’ equity increased $144.4 million, while long-term debt rose $50.0 million, continuing the Company’s reduction in leverage.

STOCKHOLDERS’ EQUITY
(in millions)
2003	$825
2002	$680
2001	$563

LONG-TERM DEBT
(in millions)
2003	$541
2002	$491
2001	$491

NET DEBT-TO-CAPITAL RATIO6

2003	21.5%
2002	24.8%
2001	25.8%

6 Net debt-to-capital is calculated as long-term debt less cash from the homebuilding segment divided by the sum of total long-term debt and total stockholders’equity less cash from the homebuilding segment.

38.

THE RYLAND GROUP

     Consolidated inventories owned by the Company increased to $1,336.8 million at December 31, 2003, from $1,100.0 million at December 31, 2002. The Company attempts to maintain approximately a four-year supply of land, with half or more controlled through options. At December 31, 2003, the Company controlled 62,347 lots (a 4.2-year supply based on actual 2003 closings), with 24,481 lots owned and 37,866 lots, or 60.7 percent, under option. The Company has historically funded the exercise of land options through a combination of operating cash flows, capital transactions and, to a lesser extent, borrowings under its revolving credit facility. The Company expects these sources to continue to be adequate to fund future obligations with regard to option contracts; therefore, it does not anticipate that the exercise of land options will have a material adverse effect on its liquidity. In an effort to increase liquidity in prior years, models were sold and leased back on a selective basis. As cash balances increased, model leases declined. The Company owned 60.1 percent of its model homes at December 31, 2003, versus 39.9 percent at December 31, 2002.

     The homebuilding segment’s borrowings include senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. In June 2003, the Company issued $150.0 million of 5.4 percent senior notes, which pay interest semiannually and will mature on June 1, 2008. In July 2003, the net proceeds from this offering were used to fully redeem the $100.0 million aggregate principal from the Company’s 8.3 percent senior subordinated notes due April 1, 2008. The remaining proceeds were used for general corporate purposes. Senior and senior subordinated notes outstanding totaled $540.5 million and $490.5 million at December 31, 2003 and 2002, respectively.

     In June 2003, the Company amended its senior unsecured revolving credit facility by increasing its capacity to $400.0 million per the provisions of the original agreement. The facility was renewed in 2002 for a three-year term, with an option for a one-year extension, and matures in August 2005. The Company uses its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. There were no outstanding borrowings under this facility at December 31, 2003 and 2002. The Company had letters of credit outstanding under this facility which totaled $93.3 million at December 31, 2003, and $86.4 million at December 31, 2002.

     To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2003 and 2002, outstanding seller-financed nonrecourse secured notes payable were $7.1 million and $3.8 million, respectively.

     The senior note agreements, senior subordinated indenture agreements and the revolving credit facility contain certain financial covenants. At December 31, 2003, the Company was in compliance with these covenants.

     The financial services segment uses cash generated internally and from outside borrowing arrangements to finance its operations. Borrowing arrangements at December 31, 2003, included a repurchase agreement facility, which provided for borrowings of up to $80.0 million, and a $25.0 million revolving credit facility, which finances investment portfolio securities. At December 31, 2003 and 2002, the combined borrowings of the financial services segment, outstanding under both agreements, were $26.3 million and $43.1 million, respectively.

     Although the Company’s limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to scheduled payments and prepayments. The source of cash for the bond payments was cash received from mortgage loans, notes receivable and mortgage-backed securities.

     The Ryland Group has not guaranteed the debt of either its financial services segment or its limited-purpose subsidiaries.

     The Company’s 2002 Shelf Registration Statement, filed on September 27, 2002, with the U.S. Securities and Exchange Commission (SEC) for up to $250.0 million of the Company’s debt and equity securities, was declared effective by the SEC on October 7, 2002. The 2002 Shelf Registration Statement provides that securities may be offered, from time to time, in one or more series and in the form of senior, subordinated or convertible debt; preferred stock; preferred stock represented by depository shares; common stock; stock purchase contracts; stock purchase units; and warrants to purchase both debt and equity securities. In June 2003, the Company issued a $150.0 million aggregate principal amount of 5.4 percent senior notes pursuant to this shelf registration statement. In the future, the Company intends to continue to maintain effective shelf registration statements that will facilitate access to the capital markets. The timing and amount of future offerings, if any, will depend on market and general business conditions.

     During 2003, the Company repurchased approximately 2.0 million shares of its outstanding common stock at a cost of $130.9 million. At December 31, 2003, the Company had authorization from its Board of Directors to repurchase up to an additional 939,000 shares of its outstanding common stock. The Company’s stock repurchase program has been funded primarily through internally generated funds.

39.

THE RYLAND GROUP

     The Company granted fewer stock options in 2003, which combined with common stock repurchases, had the effect of lowering dilution.

AVERAGE COMMON SHARES OUTSTANDING-DILUTED
(in thousands)

2003	26,522
2002	27,959
2001	28,511

STOCK OPTIONS OUTSTANDING AT DECEMBER 31
(in thousands)

2003	3,006
2002	3,437
2001	3,673

     The following table provides a summary of the Company’s contractual cash obligations and commercial commitments at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	CONTRACTUAL PAYMENTS DUE BY PERIOD

		Less than	1-3	4-5	After 5
(in thousands)	Total	1 Year	Years	Years	Years

Long-term debt, principal maturities	$540,500	$—	$100,000	$150,000	$290,500
Fixed interest on long-term debt	249,822	43,489	83,979	66,276	56,078
Operating leases	24,614	7,375	10,756	5,895	588
Unconditional purchase obligations	525,067	499,900	25,167	—	—

Total at December 31, 2003	$1,340,003	$550,764	$219,902	$222,171	$347,166

     The Company believes that its current cash position, cash generation capabilities, amounts available under its revolving credit facility and its ability to access the capital markets in a timely manner are adequate to meet its cash needs for the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Company enters into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable the Company to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. At December 31, 2003, the Company had $87.6 million in cash deposits and letters of credit to purchase land and lots with a total purchase price of $1,334.0 million. Only $51.5 million of the $1,334.0 million in land and lot option purchase contracts contained specific performance clauses which require the Company to purchase the land or lots upon satisfaction of certain requirements by both the sellers and the Company. Additionally, the Company’s liability is generally limited to forfeiture of the nonrefundable deposits, letters of credit and other nonrefundable amounts incurred.

     Pursuant to FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” the Company consolidated $59.9 million of inventory not owned at December 31, 2003, representing the fair value of the optioned property. Additionally, to reflect the fair value of the inventory consolidated under FIN 46, the Company eliminated $3.2 million of its related cash deposits for lot option contracts, which are included in consolidated inventory not owned. Minority interest totaling $56.7 million was recorded with respect to the consolidation of these contracts, representing the selling entities’ ownership interests in these variable interest entities (VIEs). At December 31, 2003, the Company had cash deposits and letters of credit totaling $6.4 million, representing the Company’s current maximum exposure to loss associated with the consolidation of lot option contracts. Creditors of these VIEs, if any, have no recourse against the Company.

     At December 31, 2003, the Company had outstanding deposits and letters of credit totaling $44.0 million and performance bonds of $278.4 million, issued by third parties, to secure performance under various contracts. The Company expects that the obligations secured by these letters of credit and performance bonds will generally be performed in the ordinary course of business and in accordance with applicable contractual terms. To the extent that the obligations are performed, the related letters of credit and performance bonds will be released, and the Company will not have any continuing obligations. The Company has no material third-party guarantees.

40.

THE RYLAND GROUP

CRITICAL ACCOUNTING POLICIES

Preparation of the Company’s consolidated financial statements requires the use of judgment in the application of accounting policies and estimates of inherently uncertain matters. Listed below are those policies which management believes are critical and require the use of complex judgment in their application.

Use of Estimates

In budgeting land acquisitions, development and homebuilding construction costs associated with real estate projects, the Company evaluates market conditions; material and labor costs; buyer preferences; construction timing; and provisions for insurance and warranty obligations. The Company accrues its best estimate of the probable cost for resolution of legal claims. Estimates, which are based on historical experience and other assumptions, are reviewed continually, updated when necessary and believed to be reasonable under the circumstances. Management believes that the timing and scope of its evaluation procedures are proper and adequate. However, changes of assumptions relating to such factors could have a material effect on the Company’s results of operations for a particular quarterly or annual period.

Income Recognition

Revenues and cost of sales are recorded at the time each home or lot is closed and title and possession are transferred to the buyer. In order to match revenues with related expenses, land, land development, interest, taxes and other related costs (both incurred and estimated to be incurred in the future) are amortized to the cost of homes closed based upon the relative sales value basis of the total number of homes to be constructed in each community in accordance with Statement of Financial Accounting Standards No. 67 (SFAS 67), “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” Estimated land, common area development and related costs of master planned communities (including the cost of amenities) are allocated to individual parcels or communities on a relative sales value basis. Changes to the estimated costs, subsequent to the commencement of the delivery of homes, are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method.

Inventory Valuation

Housing projects and land held for development (inventory) and sale are stated at either the lower of cost or net realizable value. Inventory includes land and development costs; direct construction costs; capitalized indirect construction costs; capitalized interest; and real estate taxes. It may take one to three years to develop, sell and deliver all of the homes in a typical community. The Company assesses these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that long-lived assets and assets held-for-sale be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of housing inventories is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Assets held-for-sale are carried at either the lower of cost or fair value less selling costs. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, as well as by other factors. In addition, land, or costs related to future communities, whether owned or under an option contract, is reviewed to determine if the Company will proceed with development and if all related costs are recoverable. If these assets are considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets and is recognized within the same period that it is identified. Management believes its processes are designed to properly assess market values and carrying values of assets.

Variable Interest Entities

In January 2003, the FASB issued FIN 46. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the entity’s expected losses and/or receives a majority of the entity’s expected returns as a result of ownership, contractual agreements or other financial interests in the entity. The Company believes the accounting for partnerships and land option contracts using the variable interest consolidation methodology is a “critical accounting policy” because the application of FIN 46 requires the use of complex judgment in its application.

See Summary of Significant Accounting Policies (Note A).

41.

THE RYLAND GROUP

MARKET RISK SUMMARY

The following table provides information about the Company’s significant financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as of the reporting date.

Interest Rate Sensitivity
Principal Amount by Expected Maturity

								FAIR
								VALUE
(in thousands)	2004	2005	2006	2007	2008	THEREAFTER	TOTAL	12/31/03

Long-term debt
(fixed rate)			$100,000		$150,000	$290,500	$540,500	$587,660
Average interest rate			8.0%		5.4%	9.4%	8.1%
Short-term notes payable
(variable rate)	$26,254						$26,254	$26,254
Average interest rate	Various[1]						Various[1]
Other financial instruments
Forward-delivery contracts:
Notional amount	$84,491						$84,491	$(124)
Average interest rate	5.5%						5.5%
Interest rate lock commitments:
Notional amount	$73,590						$73,590	$1,625
Average interest rate	6.1%						6.1%

1Variable interest rate available to the Company is based upon LIBOR, federal funds or prime rate plus the specified margin over LIBOR, federal funds or prime rate.

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

NOTE: Certain statements in this annual report may be regarded as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and may qualify for the safe harbor provided for in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company’s expectations and beliefs concerning future events, and no assurance can be given that the results described in this annual report will be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as “anticipate,” “believe,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “likely,” “may,” “plan,” “project,” “should, ” “target,” “will” or other similar words or phrases. All forward-looking statements contained herein are based upon information available to the Company on the date of this annual report. Except as may be required under applicable law, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

     These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. The factors and assumptions upon which any forward-looking statements herein are based are subject to risks and uncertainties which include, among others:

•	economic changes nationally or in the Company’s local markets, including volatility in interest rates, inflation, changes in consumer confidence levels and the state of the market for homes in general;

•	the availability and cost of land;

•	increased land development costs on projects under development;

•	shortages of skilled labor or raw materials used in the production of houses;

•	increased prices for labor, land and raw materials used in the production of houses;

•	increased competition;

•	failure to anticipate or react to changing consumer preferences in home design;

•	delays in land development or home construction resulting from adverse weather conditions;

•	potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations, or governmental policies (including those that affect zoning, density, building standards and the environment); or

•	other factors over which the Company has little or no control.

42.

THE RYLAND GROUP

Consolidated Statements of Earnings

	YEAR ENDED DECEMBER 31,

(in thousands, except share data)	2003	2002	2001

REVENUES
HOMEBUILDING	$3,355,450	$2,805,055	$2,684,116
FINANCIAL SERVICES	88,679	72,158	63,075

TOTAL REVENUES	3,444,129	2,877,213	2,747,191

EXPENSES
HOMEBUILDING
Cost of sales	2,615,975	2,216,059	2,181,619
Selling, general and administrative	333,726	281,049	261,078
Interest	11,118	6,826	25,473

Total homebuilding expenses	2,960,819	2,503,934	2,468,170
FINANCIAL SERVICES
General and administrative	24,339	21,299	22,532
Interest	1,491	2,565	5,423

Total financial services expenses	25,830	23,864	27,955
CORPORATE EXPENSES	61,263	40,075	32,730

TOTAL EXPENSES	3,047,912	2,567,873	2,528,855

Earnings before taxes	396,217	309,340	218,336
Tax expense	154,525	123,736	86,243

NET EARNINGS	$241,692	$185,604	$132,093

Preferred dividends	$—	$—	$308
Net earnings available to common stockholders	$241,692	$185,604	$131,785
NET EARNINGS PER COMMON SHARE
Basic	$9.72	$7.03	$4.94
Diluted	$9.11	$6.64	$4.63
AVERAGE COMMON SHARES OUTSTANDING
Basic	24,859,016	26,421,310	26,665,450
Diluted	26,522,202	27,959,143	28,511,358
DIVIDENDS DECLARED PER COMMON SHARE	$0.16	$0.08	$0.08

See Notes to Consolidated Financial Statements.

43.

THE RYLAND GROUP

Consolidated Balance Sheets

	DECEMBER 31,

(in thousands, except share data)	2003	2002

ASSETS
HOMEBUILDING
Cash and cash equivalents	$314,518	$266,577
Housing inventories
Homes under construction	734,280	575,794
Land under development and improved lots	602,504	524,218
Consolidated inventory not owned	59,868	—

Total inventories	1,396,652	1,100,012
Property, plant and equipment	40,853	40,479
Purchase price in excess of net assets acquired	18,185	18,185
Other assets	59,432	58,252

	1,829,640	1,483,505

FINANCIAL SERVICES
Cash and cash equivalents	2,186	2,868
Mortgage-backed securities and notes receivable	26,260	42,583
Other assets	39,824	38,163

	68,270	83,614

OTHER ASSETS
Net deferred taxes	37,443	36,830
Other	72,237	53,802

TOTAL ASSETS	2,007,590	1,657,751
LIABILITIES
HOMEBUILDING
Accounts payable and other liabilities	366,131	300,168
Long-term debt	540,500	490,500

	906,631	790,668

FINANCIAL SERVICES
Accounts payable and other liabilities	23,376	23,718
Short-term notes payable	26,254	43,145

OTHER LIABILITIES	49,630	66,863

TOTAL LIABILITIES	170,136	120,141

	1,126,397	977,672

MINORITY INTEREST	56,651	—

STOCKHOLDERS’ EQUITY
Common stock, $1.00 par value:
Authorized — 80,000,000 shares
Issued — 24,276,247 shares (25,260,343 for 2002)	24,276	25,260
Retained earnings	799,135	653,461
Accumulated other comprehensive income	1,131	1,358

TOTAL STOCKHOLDERS’ EQUITY	824,542	680,079

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,007,590	$1,657,751

See Notes to Consolidated Financial Statements.

44.

THE RYLAND GROUP

Consolidated Statements of Stockholders’ Equity

					ACCUMULATED
					OTHER	TOTAL
	PREFERRED	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	STOCKHOLDERS’
(in thousands, except share data)	STOCK	STOCK	CAPITAL	EARNINGS	INCOME	EQUITY

BALANCE AT JANUARY 1, 2001	$590	$26,498	$46,991	$379,006	$544	$453,629
Comprehensive income:
Net earnings				132,093		132,093
Other comprehensive income, net of tax:
Unrealized gains on mortgage-backed securities, net of taxes of $601					920	920

Total comprehensive income						133,013
Preferred stock dividends (per share $0.55)				(308)		(308)
Common stock dividends (per share $0.08)				(2,124)		(2,124)
Repurchase of common stock		(2,004)	(43,489)			(45,493)
Conversions and retirements of preferred stock	(590)	590	149			149
Reclassification of preferred paid-in capital			1,309			1,309
Employee stock plans and related income tax benefit		1,350	21,337			22,687

BALANCE AT DECEMBER 31, 2001	—	26,434	26,297	508,667	1,464	562,862

Comprehensive income:
Net earnings				185,604		185,604
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(67)					(106)	(106)

Total comprehensive income						185,498
Common stock dividends (per share $0.08)				(2,134)		(2,134)
Repurchase of common stock		(2,306)	(54,934)	(38,676)		(95,916)
Employee stock plans and related income tax benefit		1,132	28,637			29,769

BALANCE AT DECEMBER 31, 2002	—	25,260	—	653,461	1,358	680,079

Comprehensive income:
Net earnings				241,692		241,692
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(139)					(227)	(227)

Total comprehensive income						241,465
Common stock dividends (per share $0.16)				(3,966)		(3,966)
Repurchase of common stock		(1,998)	(36,889)	(92,052)		(130,939)
Employee stock plans and related income tax benefit		1,014	36,889			37,903

BALANCE AT DECEMBER 31, 2003	$—	$24,276	$—	$799,135	$1,131	$824,542

See Notes to Consolidated Financial Statements.

45.

THE RYLAND GROUP

Consolidated Statements of Cash Flows

	YEAR ENDED DECEMBER 31,

(in thousands)	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$241,692	$185,604	$132,093
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	36,436	32,670	37,068
Changes in assets and liabilities:
Increase in inventories	(239,989)	(200,623)	(10,984)
Net change in other assets, payables and other liabilities	86,629	52,331	16,443
Tax benefit from exercise of stock options	17,120	12,103	8,337
Other operating activities, net	913	5,095	(6,182)

Net cash provided by operating activities	142,801	87,180	176,775

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(32,541)	(36,547)	(30,883)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	18,672	25,314	33,215

Net cash (used for) provided by investing activities	(13,869)	(11,233)	2,332

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt	150,000	—	250,000
Repayment of long-term debt	(100,000)	—	(209,500)
Decrease in short-term notes payable	(16,891)	(18,974)	(20,444)
Common and preferred stock dividends	(2,020)	(2,148)	(2,605)
Common stock repurchases	(130,939)	(95,916)	(45,493)
Proceeds from stock option exercises	15,190	11,382	12,888
Other financing activities, net	2,987	844	(7,844)

Net cash used for financing activities	(81,673)	(104,812)	(22,998)

Net increase (decrease) in cash and cash equivalents	47,259	(28,865)	156,109
Cash and cash equivalents at beginning of year	269,445	298,310	142,201

CASH AND CASH EQUIVALENTS AT END OF YEAR	$316,704	$269,445	$298,310

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest (net of capitalized interest)	$12,738	$14,275	$33,177
Cash paid for income taxes	132,731	101,939	72,662

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Consolidated inventory not owned	$56,651	$—	$—

     See Notes to Consolidated Financial Statements.

46.

THE RYLAND GROUP

Notes to Consolidated Financial Statements

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly owned subsidiaries (“the Company”). Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments and cash held in escrow to be cash equivalents. Cash equivalents totaled $309.5 million and $257.0 million at December 31, 2003 and 2002, respectively.

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

Housing Inventories

Housing inventories consist principally of homes under construction, land under development and improved lots. Inventories to be held and used are stated at cost, unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Inventories to be disposed of are stated at either the lower of cost or fair value less cost to sell and are reported net of valuation reserves. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory. Valuation reserves related to inventories to be disposed of amounted to $1.5 million at December 31, 2003, and $5.3 million at December 31, 2002. The net carrying values of the related inventories amounted to $795,000 and $5.6 million at December 31, 2003 and 2002, respectively.

     Costs of inventory include direct costs of land and land development; material acquisition; home construction; and related direct overhead expenses. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Interest and taxes are capitalized during the land development stage.

47.

THE RYLAND GROUP

The following table is a summary of capitalized interest:

(in thousands)	2003	2002

Capitalized interest at January I	$40,824	$33,291
Interest capitalized	42,602	39,695
Interest amortized to cost of sales	(38,263)	(32,162)

Capitalized interest at December 31	$45,163	$40,824

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or entitled to receive a majority of the VIE’s residual returns. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant, though not primary, variable interest.

     The consolidation requirements of FIN 46 applied immediately to VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the consolidation requirements apply in the first interim period ending after March 15, 2004 (the Company’s fiscal quarter ending March 31, 2004). Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was established. The Company adopted the consolidation requirements of FIN 46 for VIEs created after January 31, 2003, during 2003. The Company will adopt the consolidation requirements for VIEs created before January 31, 2003, during the quarter ending March 31, 2004. The Company is currently in the process of evaluating these contracts and does not believe that such adoption will have a material impact on its financial condition or results of operations.

     The Company routinely enters into joint ventures for the purpose of developing land. The Company’s investment in these joint ventures may create a variable interest in a VIE, depending on the contractual terms of the arrangement. Additionally, in the ordinary course of business, the Company enters into lot option purchase contracts in order to procure land for the construction of homes. Under such lot option purchase contracts, the Company funds stated deposits in consideration for the right to purchase lots at a future point in time, usually at predetermined prices. In accordance with the requirements of FIN 46, certain of the Company’s lot option purchase contracts may result in the creation of a variable interest with a VIE holding the land parcel under option.

     Using the framework outlined in FIN 46, the Company evaluated its option contracts and the joint venture agreement it entered into after January 31, 2003. Based on its evaluation, the Company determined that, in some cases, it had the primary variable interest in certain VIEs subject to lot option contracts. While the Company may not have had legal title to the optioned land or guaranteed the seller’s debt associated with that property, under FIN 46 it had the primary variable interest and was required to consolidate the particular VIE’s assets under option at fair value. As a result, the Company consolidated $59.9 million of inventory not owned as of December 31, 2003. This represents the fair value of the optioned property. Additionally, to reflect the fair value of the inventory consolidated under FIN 46, the Company eliminated $3.2 million of its related cash deposits for lot option contracts, which are included in consolidated inventory not owned. Minority interest totaling $56.7 million was recorded with respect to the consolidation of these contracts, representing the selling entities’ ownership interests in these VIEs. At December 31, 2003, the Company had cash deposits and letters of credit totaling $6.4 million, representing the Company’s current maximum exposure to loss, relating to lot option contracts that were consolidated. Creditors of these VIEs, if any, have no recourse against the Company.

     At December 31, 2003, the Company had cash deposits and/or letters of credit totaling $27.2 million which were associated with lot option purchase contracts entered into subsequent to January 31, 2003, having an aggregate purchase price of $440.5 million and related to VIEs in which it did not have a primary variable interest.

Service Liabilities

Service, warranty and completion costs are estimated and accrued at the time a home closes.

Investments in Unconsolidated Joint Ventures

The Company participates in a number of joint ventures in which it has less than a controlling interest. These joint ventures, based in Atlanta, Dallas, Denver, Orlando, Phoenix and Washington, D.C., are engaged in the development of land. At December 31, 2003 and 2002, the Company’s investment in unconsolidated joint ventures amounted to $14.0 million and $14.9 million, respectively. The Company’s equity in losses of these unconsolidated joint ventures was $94,000 for the year ended December 31, 2003, compared to equity in earnings of $2.7 million for the same period in 2002 and $26,000 for the same period in 2001. The aggregate assets of the unconsolidated joint ventures in which the Company participated were $47.3 million and $61.0 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the aggregate

48.

THE RYLAND GROUP

debt of the unconsolidated joint ventures in which the Company participated was $21.1 million and $31.9 million, respectively. The Company does not guarantee the debt of its unconsolidated joint ventures.

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

     The Company adopted the provisions of SFAS 142 on January 1, 2002, and performs impairment tests of its goodwill annually. The Company tests goodwill for impairment by using the two-step process prescribed in SFAS 142. The first step is used to identify potential impairment, while the second step measures the amount of impairment. The Company had no impairment in the years ended December 31, 2003 and 2002.

     The Company’s application of the nonamortization provisions of SFAS 142 resulted in the elimination of its goodwill amortization expense in 2003 and 2002. Results reported for the year ended December 31, 2001, included an after-tax goodwill amortization expense of $1.1 million, or $0.04 per diluted share.

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

     Had compensation expense been determined based on fair value at the grant date for stock option awards, consistent with the provisions of SFAS 123, the Company’s net earnings and earnings per share in 2003, 2002 and 2001 would have been reduced to the pro forma amounts indicated in the following table:

	YEAR ENDED DECEMBER 31,

(in thousands, except share data)	2003	2002	2001

Net earnings, as reported	$241,692	$185,604	$132,093
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,991)	(3,455)	(2,599)

Pro forma net earnings	$237,701	$182,149	$129,494

Earnings per share:
Basic — as reported	$9.72	$7.03	$4.94
Basic — pro forma	9.56	6.89	4.84
Diluted — as reported	9.11	6.64	4.63
Diluted — pro forma	8.96	6.52	4.54

     The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2003, 2002 and 2001, respectively: a risk-free interest rate of 2.1 percent, 4.0 percent and 4.7 percent; an expected volatility factor for the market price of the Company’s com-

49.

THE RYLAND GROUP

mon stock of 37.6 percent, 36.8 percent and 37.5 percent; a dividend yield of 0.3 percent, 0.2 percent and 0.3 percent; and an expected life of three years. The weighted-average fair values at the grant date for options granted in 2003, 2002 and 2001 were $14.56, $13.14 and $10.14, respectively.

Mortgage-Backed Securities and Notes Receivable

Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by a trustee. Mortgage-backed securities were classified as available-for-sale and carried in the consolidated balance sheets at fair value, with unrealized gains and losses net of applicable taxes recorded as a component of accumulated other comprehensive income in stockholders’ equity. The estimated fair value of these securities was determined based on current market quotations.

Loan Origination Fees, Costs, Mortgage Discounts and Loan Sales

Loan origination fees, net of related direct origination costs and loan discount points, are recognized in current earnings upon the sale of the related mortgage loans. Gains or losses on the sales of mortgage loans and related servicing rights are recognized when the Company transfers title to the purchaser.

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

Comprehensive Income

Comprehensive income consists of net income and the increase or decrease of unrealized gains or losses on the Company’s available-for-sale securities. Comprehensive income totaled $241.5 million, $185.5 million and $133.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

New Accounting Pronouncements

SFAS 149

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003. Management does not believe that the implementation of SFAS 149 will have a material impact on the Company’s financial condition or results of operations.

SFAS 150

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for the classification and measurement of certain financial instruments having characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the start of the first interim period beginning after June 15, 2003. Application of SFAS 150 to noncontrolling interests in limited-life subsidiaries has been deferred indefinitely. Management does not believe that the implementation of SFAS 150 will have a material impact on the Company’s financial condition or results of operations.

50.

THE RYLAND GROUP

NOTE B: SEGMENT INFORMATION

The Company is a leading national homebuilder and mortgage-related financial services firm. As one of the largest single-family on-site homebuilders in the United States, it builds homes in 27 markets. The Company’s homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company’s financial services segment provides loan origination, title, escrow and insurance brokerage services, and maintains a portfolio of mortgage-backed securities and notes receivable.

     The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings. The accounting policies of the segments are the same as those described in Note A, Summary of Significant Accounting Policies. Certain corporate expenses are allocated to the homebuilding and financial services segments.

	YEAR ENDED DECEMBER 31,

(in thousands)	2003	2002	2001

REVENUES
Homebuilding	$3,355,450	$2,805,055	$2,684,116
Financial services	88,679	72,158	63,075

Total	$3,444,129	$2,877,213	$2,747,191

PRETAX EARNINGS
Homebuilding	$394,631	$301,121	$215,946
Financial services	62,849	48,294	35,120
Corporate	(61,263)	(40,075)	(32,730)

Total	$396,217	$309,340	$218,336

DEPRECIATION AND AMORTIZATION
Homebuilding	$30,448	$27,901	$32,011
Financial services	922	819	709
Corporate	5,066	3,950	4,348

Total	$36,436	$32,670	$37,068

IDENTIFIABLE ASSETS
Homebuilding	$1,829,640	$1,483,505	$1,325,598
Financial services	68,270	83,614	92,847
Corporate and other	109,680	90,632	92,424

Total	$2,007,590	$1,657,751	$1,510,869

51.

THE RYLAND GROUP

NOTE C: EARNINGS PER SHARE RECONCILIATION

The following table sets forth the computation of basic and diluted earnings per share:

	YEAR ENDED DECEMBER 31,

(in thousands, except share data)	2003	2002	2001

NUMERATOR
Net earnings	$241,692	$185,604	$132,093
Preferred stock dividends	—	—	(308)

Numerator for basic earnings per share — earnings available to common stockholders	241,692	185,604	131,785
Effect of dilutive securities — preferred stock dividends	—	—	308

Numerator for diluted earnings per share — earnings available to common stockholders	$241,692	$185,604	$132,093
DENOMINATOR
Denominator for basic earnings per share — weighted-average shares	24,859,016	26,421,310	26,665,450
Effect of dilutive securities:
Stock options	1,311,274	1,202,920	1,287,110
Conversion of preferred shares	—	—	398,990
Equity incentive plan	351,912	334,913	159,808

Dilutive potential of common shares	1,663,186	1,537,833	1,845,908
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	26,522,202	27,959,143	28,511,358
NET EARNINGS PER COMMON SHARE
Basic	$9.72	$7.03	$4.94
Diluted	9.11	6.64	4.63

     The assumed conversion of preferred shares was dilutive for the year ended December 31, 2001.

NOTE D: FINANCIAL SERVICES’ SHORT-TERM NOTES PAYABLE

The financial services segment had outstanding borrowings at December 31 as follows:

(in thousands)	2003	2002

Repurchase agreement	$12,007	$20,303
Revolving credit agreement	14,247	22,842

Total	$26,254	$43,145

     The repurchase agreement provided for short-term borrowings of $12.0 million and $20.3 million at December 31, 2003 and 2002, respectively, that were collateralized by mortgage loans and mortgage-backed securities. Outstanding collateral balances were $11.2 million and $18.9 million, with fair values of $12.0 million and $20.3 million, at December 31, 2003 and 2002, respectively.

     In 2003, the Company’s financial services segment renewed and extended a revolving credit facility used to finance mortgage investment portfolio securities. The facility, previously $35.0 million, was renewed for $25.0 million. The agreement matures in March 2004 and bears interest at market rates. The Company is currently in the process of extending the facility. Borrowings outstanding under this facility totaling $14.2 million and $22.8 million, respectively, were collateralized by collateralized mortgage obligations previously issued by one of the Company’s limited-purpose subsidiaries and had principal balances of $14.1 million and $22.6 million, with fair values of $14.9 million and $23.8 million, at December 31, 2003 and 2002, respectively.

     Weighted-average short-term borrowings during the period were $34.0 million, $51.5 million and $72.0 million for 2003, 2002 and 2001, respectively.

     Weighted-average interest rates at the end of the period on all short-term borrowings were 2.0 percent and 1.9 percent for 2003 and 2002, respectively. Weighted-average interest rates during the period on all short-term borrowings were 1.8 percent, 2.3 percent and 4.8 percent for 2003, 2002 and 2001, respectively.

     The repurchase agreement and revolving credit agreement contain certain financial covenants. The Company was in compliance with these covenants at December 31, 2003.

52.

THE RYLAND GROUP

NOTE E: DERIVATIVE INSTRUMENTS

The Company, which uses financial instruments in its normal course of operations, has no derivative financial instruments that are held for trading purposes.

     The contract or notional amounts of these financial instruments at December 31 were as follows:

(in thousands)	2003	2002

Interest rate lock commitments	$73,590	$63,487
Hedging contracts:
Forward-delivery contracts	$84,491	$96,000
Other	20,000	15,000

     IRLCs represent loan commitments with customers at market rates up to 120 days before settlement. IRLCs expose the Company to market risk as a result of increases in mortgage interest rates. IRLCs had interest rates ranging from 4.9 percent to 10.2 percent at December 31, 2003, and 5.0 percent to 10.3 percent at December 31, 2002.

     Hedging contracts are regularly entered into by the Company for the purpose of mitigating its exposure to movements in interest rates on IRLCs and mortgage loans held-for-sale. The selection of these hedging contracts is based upon the Company’s secondary marketing strategy, which establishes a risk-tolerance level. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to fund. The market risk assumed while holding the hedging contracts generally mitigates the market risk associated with IRLCs and mortgage loans held-for-sale.

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

NOTE F: FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company’s financial instruments are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated by using either present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including discount rates and estimates of cash flows. In that regard, derived fair value estimates cannot always be substantiated by comparison to independent markets and, in some cases, cannot be realized in immediate settlement of the instruments.

     The table below sets forth the carrying values and fair values of the Company’s financial instruments at December 31. It excludes nonfinancial instruments, and, accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	2003		2002

	CARRYING	FAIR	CARRYING	FAIR
(in thousands)	VALUE	VALUE	VALUE	VALUE

HOMEBUILDING
Liabilities
Senior notes	$397,000	$427,141	$247,000	$262,392
Senior subordinated notes	143,500	160,519	243,500	255,924
FINANCIAL SERVICES
Assets
Mortgage loans held-for-sale[1]	$21,920	$22,234	$19,411	$19,795
Mortgage-backed securities and notes receivable	26,260	27,304	42,583	44,208
Other Financial Instruments
Interest rate lock commitments	1,625	1,625	1,472	1,472
Forward-delivery contracts	(124)	(124)	(1,208)	(1,208)
Other	(19)	(19)	30	30
OTHER ASSETS
Collateral for bonds payable of the limited-purpose subsidiaries	$9,188	$9,241	$12,011	$12,045
OTHER LIABILITIES
Bonds payable of the limited-purpose subsidiaries	$8,011	$8,721	$10,378	$10,893

1Mortgage loans held-for-sale are reported in the balance sheet in Financial Services “Other assets.”

53.

THE RYLAND GROUP

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

     Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed these nonrecourse bond issues.

     The following table sets forth information with respect to the limited-purpose subsidiaries’ bonds payable outstanding at December 31:

(in thousands)	2003	2002

Bonds payable, net of discounts:
2003 — $242; 2002 — $408	$8,011	$10,378
Range of interest rates	7.25% - 11.65%	7.25% - 11.65%
Stated maturities	2009 - 2018	2009 - 2018

NOTE H: LONG-TERM DEBT

Long-term debt consists of the following at December 31:

(in thousands)	2003	2002

Senior subordinated notes	$143,500	$243,500
Senior notes	397,000	247,000

Total	$540,500	$490,500

     The Company has a $400.0 million senior unsecured revolving credit facility with a three-year term. The agreement matures in August 2005 with an option for a one-year extension. The Company did not borrow against the revolving credit facility during 2003. In prior years, the Company used its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital. Borrowings under this agreement bear interest at variable short-term rates. The effective interest rate was 4.8 percent for 2002 and 7.4 percent for 2001. There were no outstanding borrowings under this agreement at December 31, 2003 and 2002.

     In June 2003, the Company issued $150.0 million of 5.4 percent senior notes, which pay interest semiannually and will mature on June 1, 2008. In July 2003, the net proceeds from this offering were used to fully redeem the $100.0 million aggregate principal from the Company’s 8.3 percent senior subordinated notes due April 1, 2008, at a stated call price of 104.1 percent of the principal amount. The remaining proceeds were used for general corporate purposes. As a result of this redemption, the Company recorded a $5.1 million pretax loss associated with the early extinguishment of debt, which was recorded as interest expense.

54.

THE RYLAND GROUP

     At December 31, 2003, the Company had $143.5 million of 9.1 percent senior subordinated notes due June 2011, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after June 15, 2006. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

     At December 31, 2003, the Company had $150.0 million of 5.4 percent senior notes due June 2008, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time. Additionally, the Company had $100.0 million of 8.0 percent senior notes due August 2006, with interest payable semiannually, which may not be redeemed prior to maturity. Also outstanding at December 31, 2003, was $147.0 million of 9.8 percent senior notes due September 2010, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after September 1, 2005.

     Maturities of long-term debt are scheduled as follows:

(in thousands)

2006	$100,000
2007	—
2008	150,000
After 2008	290,500

Total long-term debt	$540,500

     The bank credit agreement, senior subordinated indenture agreements and senior note agreements contain certain financial covenants. At December 31, 2003, the Company had $141.2 million of retained earnings available for dividends and was in compliance with these covenants.

NOTE I: INCOME TAXES

The Company’s expense for income taxes is summarized as follows:

	YEAR ENDED DECEMBER 31,

(in thousands)	2003	2002	2001

CURRENT
Federal	$137,108	$106,722	$75,822
State	17,884	17,014	12,918

Total current	154,992	123,736	88,740

DEFERRED
Federal	(413)	—	(2,134)
State	(54)	—	(363)

Total deferred	(467)	—	(2,497)

Total expense	$154,525	$123,736	$86,243

     The following table reconciles the statutory federal income tax rate to the Company’s effective income tax rate:

	YEAR ENDED DECEMBER 31,

	2003	2002	2001

Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	3.0	3.6	3.7
Other, net	1.0	1.4	0.8

Effective rate	39.0%	40.0%	39.5%

55.

THE RYLAND GROUP

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant components of the Company’s deferred tax assets and liabilities at December 31 were as follows:

(in thousands)	2003	2002

DEFERRED TAX ASSETS
Warranty, legal and other accruals	$30,534	$25,706
Employee benefits	23,045	18,030
Non-cash charge for impairment of long-lived assets	950	2,553
Other	665	4,068

Total deferred tax assets	55,194	50,357

DEFERRED TAX LIABILITIES
Installment sales method and deferred gains	(7,439)	(5,553)
Capitalized expenses	(8,036)	(5,656)
Other	(2,276)	(2,318)

Total deferred tax liabilities	(17,751)	(13,527)

Net deferred tax asset	$37,443	$36,830

     The Company determined that no valuation allowance for the deferred tax asset was required. The Company had a total current tax liability of $34.9 million and $29.7 million at December 31, 2003 and 2002, respectively. These amounts are reported in the balance sheet in “Other liabilities.”

NOTE J: STOCKHOLDERS’ EQUITY

Preferred Stock

During 2001, Ryland called and redeemed all of its outstanding preferred stock, which was held within the Retirement Savings Opportunity Plan (RSOP) Trust. At the election of each individual preferred stockholder, and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a per share price of $31.56 or converted into one share of Ryland common stock. A total of 505,574 shares of preferred stock was converted into an equivalent number of shares of common stock.

     Each share of preferred stock received a quarterly dividend of $0.28. During 2001, the Company paid $308,000 in dividends on its preferred stock. Each share of preferred stock entitled the holder to a number of votes equal to the shares into which the stock was convertible, and preferred stockholders voted together with common stockholders on all matters.

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

     In the event that the Company enters into a merger or other business combination, or if a substantial amount of its assets are sold after the time that the rights become exercisable, the holder will receive, upon exercise, shares of the common stock of the surviving or acquiring company having a market value of twice the exercise price. Until the earlier of the time that the rights become exercisable, are redeemed or expire, the Company will issue one right with each new share of common stock.

Stock Spilt

On April 24, 2002, the Company’s Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend. Record holders of the Company’s common stock at the close of business on May 15, 2002, were entitled to one additional share for each share held at that time. The new shares were distributed on May 30, 2002.

56.

THE RYLAND GROUP

NOTE K: EMPLOYEE INCENTIVE AND STOCK PLANS

Retirement Savings Opportunity Plan (RSOP)

All full-time employees are eligible to participate in the RSOP following 30 days of employment. Part-time employees are eligible to participate in the RSOP following the completion of one thousand hours of service within the first 12 months of employment or within any plan year after the date of hire. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant’s income into a variety of investment options. Total compensation expense related to the Company’s matching contributions for this plan amounted to $8.1 million, $7.2 million and $6.5 million in 2003, 2002 and 2001, respectively.

     Previously, the Company issued its preferred stock in connection with its matching contributions to those accounts. As a result of the redemption of the preferred stock, 253,432 and 286,367 shares of common stock were allocated to participants’ accounts at December 31, 2003 and 2002, respectively.

Employee Stock Purchase Plan (ESPP)

All full-time employees of the Company, with the exception of its executive officers, are eligible to participate in the ESPP. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee’s contribution by donating an additional 20.0 percent of the employee’s payroll deduction. Stock is purchased by a plan administrator on a regular monthly basis. All brokerage and transaction fees for purchasing the stock are paid for by the Company. The Company’s expense related to its matching contribution for this plan was $321,000, $258,000 and $192,000 in 2003, 2002 and 2001, respectively.

Supplemental Executive Retirement Plan

The Company has supplemental, nonqualified retirement plans which vest over five-year periods beginning January 1, 2003, and July 1, 2003, pursuant to which the Company will pay supplemental pension benefits to key employees upon retirement. In connection with these plans, the Company has purchased cost-recovery life insurance on the lives of certain employees. Insurance contracts associated with the plans are held by trusts, established as part of the plans to implement and carry out their provisions and finance their related benefits. The trusts are owners and beneficiaries of such contracts. The amount of coverage is designed to provide sufficient revenue to cover all costs of the plans if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. At December 31, 2003, the cash surrender value of these contracts was $6.1 million. The net periodic benefit cost for these plans for the year ended December 31, 2003, was $3.7 million, which included service costs of $3.7 million, interest costs of $290,000 and investment income of $324,000. The $4.0 million projected benefit obligation at December 31, 2003, was equal to the net liability recognized in the balance sheet at that date. For the year ended December 31, 2003, the weighted-average discount rate used for the plans was 7.8 percent.

Equity Incentive Plan and Other Related Plans

On April 24, 2002, the Company’s stockholders approved The Ryland Group, Inc. 2002 Equity Incentive Plan (“the Plan”), which permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, stock units or any combination of the foregoing to employees. This plan replaces the Company’s 1992 Equity Incentive Plan, which expired on April 15, 2002. The aggregate number of shares available for issuance under the Plan includes 15,432 shares carried over from the 1992 Equity Incentive Plan and 1.3 million new shares available under the terms of the Plan. Any shares of the Company’s common stock covered by an award (or portion of an award) granted under the Plan or the 1992 Equity Incentive Plan that are forfeited, expired or canceled without delivery of shares of common stock, or which are tendered to the Company as full or partial payment of the exercise price or related tax withholding obligations, will again be available for award under the Plan. The Plan will remain in effect until April 24, 2012, unless it is terminated by the Board of Directors at an earlier date. The options are exercisable at various dates over one- to ten-year periods. Stock options granted during 2003 generally have a maximum term of ten years and vest over three years. At December 31, 2003 and 2002, 770,292 and 1,110,336 stock options were available for grant, respectively.

     Under the Company’s 2000 Non-Employee Director Equity Plan, stock options are granted to directors for the purchase of shares at prices not less than the fair market value of the shares at the date of grant. At December 31, 2003 and 2002, 176,600 and 286,600 stock options were available for grant, respectively.

57.

THE RYLAND GROUP

     The following is a summary of transactions relating to all stock option plans for each year ended December 31:

	2003		2002		2001

		WEIGHTED-		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE		AVERAGE
		EXERCISE		EXERCISE		EXERCISE
	SHARES	PRICE	SHARES	PRICE	SHARES	PRICE

Options outstanding at beginning of year	3,437,398	$20.21	3,673,284	$13.15	4,399,872	$10.27
Granted	516,150	52.16	787,200	42.96	765,500	24.67
Exercised	(881,004)	17.24	(969,615)	11.74	(1,296,266)	10.07
Forfeited	(66,106)	36.38	(53,471)	23.88	(195,822)	13.73

Options outstanding at end of year	3,006,438	$26.21	3,437,398	$20.21	3,673,284	$13.15
Available for future grant	946,892		1,396,936		534,822

Total shares reserved	3,953,330		4,834,334		4,208,106

Options exercisable at December 31	1,894,064	$15.52	1,998,968	$12.52	2,048,366	$10.45
Prices related to options exercised during the year	$6.82 – $45.39		$6.75 – $22.69		$6.75 – $14.47

     A summary of stock options outstanding and exercisable at December 31, 2003, follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

		WEIGHTED-
RANGE OF		AVERAGE	WEIGHTED-		WEIGHTED-
EXERCISE	NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
PRICES	OUTSTANDING	LIFE (YEARS)	EXERCISE PRICE	EXERCISABLE	EXERCISE PRICE

$6.38 to $11.94	836,801	4.02	$8.02	836,801	$8.02
$12.07 to $22.75	957,571	6.19	$16.49	774,651	$15.05
$33.35 to $48.87	1,098,566	8.62	$42.15	282,612	$38.98
$69.40 to $88.64	113,500	9.99	$88.06	—	—

     The Company has made several restricted stock awards to senior executives under both the 1992 and 2002 Equity Incentive Plans. All restricted stock was awarded in the name of each participant, who had all the rights of other common stockholders subject to restrictions and forfeiture provisions. Accordingly, such restricted stock awards were considered common stock equivalents. Compensation expense recognized for such awards totaled $16.1 million, $9.8 million and $5.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The following is a summary of activity relating to restricted stock awards for each year ended December 31:

	2003	2002	2001

Restricted shares at January 1	452,100	250,000	180,000
Shares awarded	—	365,000	130,000
Shares vested	(132,800)	(162,900)	(60,000)

Restricted shares at December 31	319,300	452,100	250,000

     At December 31, 2003, the outstanding restricted shares vest as follows: 2004 – 134,100; 2005 – 91,200; 2006 – 47,000; and 2007 – 47,000.

     All outstanding stock options and restricted stock awards have been granted in accordance with the terms of the 2002 Equity Incentive Plan, the 2000 Non-Employee Director Equity Plan and their respective predecessor plans, which were approved by the Company’s stockholders.

NOTE L: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company acquires rights under option agreements to purchase land for use in future homebuilding operations. At December 31, 2003, the Company had cash deposits and letters of credit outstanding of $87.6 million for land options and land purchase contracts having a total purchase price of $1,334.0 million. At December 31, 2003, the Company had commitments with respect to option contracts having specific performance provisions of approximately $51.5 million, compared to $68.0 million at December 31, 2002.

58.

THE RYLAND GROUP

     Rent expense primarily relates to office facilities, model homes, and furniture and equipment.

	YEAR ENDED DECEMBER 31,

(in thousands)	2003	2002	2001

Total rent expense	$17,937	$20,058	$21,591
Less income from subleases	(215)	(1,233)	(2,376)

Net rental expense	$17,722	$18,825	$19,215

     Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows:

(in thousands)

2004	$7,375
2005	5,866
2006	4,890
2007	3,303
2008 and thereafter	3,180

Subtotal	$24,614
Less sublease income	(618)

Total lease commitments	$23,996

Contingencies

Contingent liabilities may arise from obligations incurred in the ordinary course of business or from the usual obligations of on-site housing producers for the completion of contracts. Some municipalities require the Company to issue development bonds or maintain letters of credit to assure completion of public facilities within a project. At December 31, 2003, total development bonds were $278.4 million and total deposits and letters of credit were $44.0 million.

     The Company provides product warranties to its customers covering workmanship and materials for one year, certain mechanical systems for two years and structural systems for ten years. The Company estimates and records warranty liabilities based upon historical experience and known risks at the time a home closes, and in the case of unexpected claims, upon identification and quantification of the obligations. Actual future warranty costs could differ from currently estimated amounts.

     Changes in the Company’s product liability during the period are as follows:

(in thousands)	2003	2002

Balance at January 1	$29,860	$26,664
Warranties issued	16,668	13,235
Settlements made	(16,201)	(13,936)
Changes in liability for pre-existing warranties	3,931	3,897

Balance at December 31	$34,258	$29,860

     The Company is party to various legal proceedings generally incidental to its businesses. Litigation reserves have been established based on discussions with counsel and the Company’s analysis of historical claims. The Company has, and requires the majority of its subcontractors to have, general liability insurance that protects the Company against a portion of its risk of loss and to cover construction-related claims. The Company establishes reserves to cover its self-insured retentions and deductible amounts under those policies. Due to the high degree of judgment required in determining these estimated reserve amounts, actual future litigation costs could differ from the Company’s currently estimated amounts.

59.

THE RYLAND GROUP

Report of Independent Auditors

BOARD OF DIRECTORS AND STOCKHOLDERS

THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP
Los Angeles, California
January 20, 2004

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

Gordon A. Milne
Executive Vice President and Chief
Financial Officer

David L. Fristoe
Senior Vice President, Controller,
Chief Information Officer and Chief Accounting Officer

60.

THE RYLAND GROUP

Quarterly Financial Data and Common Stock Prices and Dividends

(in thousands, except per share data) unaudited	2003				2002

	DEC. 31	SEPT. 30	JUN. 30	MAR. 31	DEC. 31	SEPT. 30	JUN. 30	MAR. 31

CONSOLIDATED RESULTS
Revenues	$1,072,238	$872,184	$840,031	$659,676	$929,742	$732,735	$675,376	$539,360
Earnings before taxes	141,219	101,307	90,072	63,619	112,546	79,010	74,868	42,916
Tax expense	55,076	37,973	36,028	25,448	45,018	31,604	30,162	16,952

Net earnings	$86,143	$63,334	$54,044	$38,171	$67,528	$47,406	$44,706	$25,964
Net earnings per common share:
Basic	$3.51	$2.56	$2.17	$1.52	$2.65	$1.80	$1.65	$0.97
Diluted	$3.29	$2.40	$2.03	$1.43	$2.50	$1.70	$1.56	$0.92
Weighted-average common shares outstanding:
Basic	24,548	24,768	24,962	25,156	25,521	26,311	27,103	26,749
Diluted	26,182	26,362	26,600	26,633	26,994	27,877	28,644	28,318

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL.

The number of common stockholders of record, at February 9, 2004, was 2,551.

The table below presents high and low market prices and dividend information for the Company.
(See Note H for dividend restrictions.)

			DIVIDENDS				DIVIDENDS
			DECLARED				DECLARED
2003	HIGH	LOW	PER SHARE	2002	HIGH	LOW	PER SHARE

First quarter	$44.68	$35.20	$0.02	First quarter	$48.33	$33.46	$0.02
Second quarter	76.84	44.24	0.02	Second quarter	57.96	45.16	0.02
Third quarter	76.55	62.90	0.02	Third quarter	51.75	35.55	0.02
Fourth quarter	94.14	77.88	0.10	Fourth quarter	42.48	31.61	0.02

64.