Form 10-K, Exhibit 13
period 2004-12-31
RYLAND GROUP INC
filed 2005-03-01
CIK 85974

Exhibit 13: Excerpt from Annual Report to Shareholders for the Year Ended December 31, 2004

The following pages represent pages 34 through 75 of The Ryland Group, Inc.’s Annual Report to Shareholders for the Year Ended December 31, 2004, and include Selected Financial Data; Management’s Discussion and Analysis of Results of Operations and Financial Condition; Consolidated Financial Statements and the related notes thereto; the Report of Independent Registered Public Accounting Firm; the Report of Management; and Quarterly Financial Data and Common Stock Prices and Dividends.

page 34.

THE RYLAND GROUP

EXHIBIT 13

SELECTED FINANCIAL DATA

(in millions, except share data) unaudited	2004		2003		2002		2001		2000

ANNUAL RESULTS
REVENUES
Homebuilding	$3,867		$3,355		$2,805		$2,684		$2,286
Financial services	85		89		72		63		46

TOTAL REVENUES	3,952		3,444		2,877		2,747		2,332
Cost of sales	2,964		2,616		2,216		2,182		1,901
Selling, general and administrative expenses	466		419		342		316		268
Interest expense	1		8		10		24		28
Expenses related to early retirement of debt	—		5		—		7		—

Earnings before taxes	521		396		309		218		135
Tax expense	201		154		124		86		53

NET EARNINGS	$320		$242		$185		$132		$82

YEAR-END POSITION
ASSETS
Cash and cash equivalents	$88		$317		$269		$298		$142
Housing inventories	2,024		1,397		1,100		899		888
Other assets	313		294		289		314		331

TOTAL ASSETS	2,425		2,008		1,658		1,511		1,361

LIABILITIES
Debt	559		574		537		557		543
Other liabilities and minority interest	809		609		441		391		365

TOTAL LIABILITIES	1,368		1,183		978		948		908

STOCKHOLDERS’ EQUITY	$1,057		$825		$680		$563		$453

PER COMMON SHARE DATA
NET EARNINGS
Basic	$6.72		$4.86		$3.51		$2.47		$1.55
Diluted	6.36		4.56		3.32		2.32		1.48
DIVIDENDS DECLARED	$0.21		$0.08		$0.04		$0.04		$0.04
STOCKHOLDERS’ EQUITY	22.32		16.98		13.46		10.65		8.37
OTHER FINANCIAL DATA
EBITDA[1]	$603		$478		$384		$311		$219
EBITDA/interest incurred[2]	11.3	x	9.5	x	7.8	x	5.6	x	3.5	x
Return on equity[3]	38.9%		35.5%		33.0%		29.1%		21.3%
Debt-to-total capital[4]	34.6%		41.0%		44.1%		49.7%		54.5%

1EBITDA (earnings before interest, taxes, depreciation and amortization) is a measure commonly used in the homebuilding industry and is presented to assist in understanding the ability of the Company’s operations to generate cash beyond that which is needed to service existing interest requirements and ongoing tax obligations. EBITDA equals net earnings before (a) interest expense; (b) previously capitalized interest amortized to cost of sales; (c) income taxes; and (d) depreciation and amortization. EBITDA is not a financial measure recognized in accordance with generally accepted accounting principles (GAAP). EBITDA should neither be considered an alternative to net earnings determined in accordance with GAAP as an indicator of operating performance nor an alternative to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

2EBITDA/interest incurred is calculated as EBITDA (defined above) divided by total interest incurred, which is the sum of interest expense and capitalized interest for the period.

3Return on equity is calculated as net earnings divided by total stockholders’ equity at the beginning of the period.

4Debt-to-total capital is calculated as debt divided by the sum of debt and total stockholders’ equity.

2004 ANNUAL REPORT

page 35.

THE RYLAND GROUP

SELECTED FINANCIAL DATA, CONTINUED

The following table sets forth the computation of EBITDA for each period presented.

	YEAR ENDED DECEMBER 31,
(in thousands)	2004	2003	2002	2001	2000

Earnings before taxes	$521,212	$396,217	$309,340	$218,336	$134,840
Interest expense	1,227	7,523	9,391	23,652	28,505
Capitalized interest amortized to cost of sales	41,764	38,263	32,162	31,878	27,581
Depreciation and amortization	38,519	36,436	32,670	37,068	28,489

EBITDA	$602,722	$478,439	$383,563	$310,934	$219,415

A reconciliation of EBITDA to net cash provided by operations, the most directly comparable GAAP measure, is provided below for each period presented.

	YEAR ENDED DECEMBER 31,
(in thousands)	2004	2003	2002	2001	2000

Net cash (used for) provided by operating activities	$(78,471)	$139,471	$87,715	$182,736	$111,814
Increase in inventory	585,562	239,989	200,623	10,984	65,724
Tax expense	200,667	154,525	123,736	86,243	52,588
Interest expense	1,227	7,523	9,391	23,652	28,505
Capitalized interest amortized to cost of sales	41,764	38,263	32,162	31,878	27,581
Net change in other assets, payables and other liabilities	(119,632)	(83,299)	(52,866)	(22,404)	(67,666)
Tax benefit from exercise of stock options	(17,475)	(17,120)	(12,103)	(8,337)	(2,826)
Other	(10,920)	(913)	(5,095)	6,182	3,695

EBITDA	$602,722	$478,439	$383,563	$310,934	$219,415

FORWARD-LOOKING STATEMENTS

NOTE: Certain statements in this annual report may be regarded as “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and may qualify for the safe harbor provided for in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company’s expectations and beliefs concerning future events, and no assurance can be given that the results described in this annual report will be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as “anticipate,” “believe,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “likely,” “may,” “plan,” “project,” “should,” “target,” “will” or other similar words or phrases. All forward-looking statements contained herein are based upon information available to the Company on the date of this annual report. Except as may be required under applicable law, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. The factors and assumptions upon which any forward-looking statements herein are based are subject to risks and uncertainties which include, among others:

.	economic changes nationally or in the Company’s local markets, including volatility in interest rates, inflation, changes in consumer confidence levels and the state of the market for homes in general;

.	the availability and cost of land;

.	increased land development costs on projects under development;

.	shortages of skilled labor or raw materials used in the production of houses;

.	increased prices for labor, land and raw materials used in the production of houses;

.	increased competition;

.	failure to anticipate or react to changing consumer preferences in home design;

.	delays in land development or home construction resulting from adverse weather conditions;

.	potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations or governmental policies (including those that affect zoning, density, building standards and the environment);

.	delays in obtaining approvals from applicable regulatory agencies and others in connection with the Company’s communities and land activities; and

.	other factors over which the Company has little or no control.

2004 ANNUAL REPORT

page 36.

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

     Ryland homes are built on-site and marketed in three major geographic regions. At December 31, 2004, the Company operated in the following metropolitan areas:

REGION	MAJOR MARKETS SERVED

North Central
North	Baltimore, Chicago, Cincinnati, Indianapolis, Minneapolis and Washington, D.C.
Texas	Austin, Dallas, Houston and San Antonio
Southeast	Atlanta, Charleston, Charlotte, Fort Myers, Greensboro, Greenville, Jacksonville, Orlando and Tampa
West	California’s Central Valley, California’s Inland Empire, Denver, Las Vegas, Phoenix, Sacramento, San Diego and the San Francisco Bay Area

RESULTS OF OPERATIONS

Earnings, revenues, new orders and deliveries of homes reached record-breaking highs for the sixth consecutive year in 2004. These trends were indicative of favorable economic and demographic environments, as well as the Company’s ability to deliver a competitive product in superior locations while achieving higher relative economies through cost-saving initiatives. In 2004, the Company’s internally generated top- and bottom-line growth was fueled by increasing operating profits. The Company achieved Fortune 500 status and an investment-grade rating on its debt. The Company completed a two-for-one stock split of its common stock and increased its quarterly common stock dividend to $0.06 per share from the previous quarterly rate of $0.05 per share. The Company continues to make significant investments in training and technology, which are critical to streamlining processes and improving the customer experience.

NET EARNINGS
(in millions)
2004	$320
2003	$242
2002	$185

DILUTED EARNINGS PER SHARE
2004	$6.36
2003	$4.56
2002	$3.32

EBITDA
(in millions)
2004	$603
2003	$478
2002	$384

     The Company reported consolidated net earnings of $320.5 million, or $6.36 per diluted share, for 2004, compared to $241.7 million, or $4.56 per diluted share, for 2003 and $185.6 million, or $3.32 per diluted share, for 2002. This net earnings increase resulted from higher volume, increased profitability and lower interest expense for the homebuilding operations.

     The Company’s revenues reached a historical high of $3.9 billion for 2004, up 14.7 percent from $3.4 billion for 2003. Total revenues for 2003 exceeded 2002 levels by $566.9 million, or 19.7 percent. Homebuilding pretax operating margins increased to 13.7 percent for 2004, compared to 11.8 percent for 2003.

2004 ANNUAL REPORT

page 37.

THE RYLAND GROUP

     EBITDA was $602.7 million for the year ended December 31, 2004, compared to $478.4 million and $383.6 million for the same period in 2003 and 2002, respectively. The Company’s ratio of EBITDA to interest incurred improved to 11.3 for the year ended December 31, 2004, compared to 9.5 for the same period in 2003 and 7.8 for the same period in 2002.

     The Company continued to strengthen its balance sheet in 2004. Consolidated inventories owned grew 40.6 percent to $1.9 billion, and at 75,023 lots, or a five-year supply, the Company increased the number of lots it controlled during the year, positioning itself for expansion in 2005. Goodwill of $18.2 million was among the lowest in the industry. The Company’s debt-to-capital ratio was down to 34.6 percent at December 31, 2004, from 41.0 percent at December 31, 2003. Stockholders’ equity increased 28.2 percent, or $232.3 million, during 2004, compared to 21.2 percent, or $144.5 million, during 2003. As a result of balancing cash outlays between achieving growth objectives and common stock repurchases, stockholders’ equity per share increased to $22.32, or 31.5 percent, in 2004. The Company’s book value at December 31, 2004, was 98.3 percent tangible.

RETURN ON EQUITY
2004	38.9%
2003	35.5%
2002	33.0%

RETURN ON CAPITAL
2004	24.8%
2003	22.1%
2002	18.8%

STOCKHOLDERS’ EQUITY PER SHARE
2004	$22.32
2003	$16.98
2002	$13.46

     During 2004, revenues grew 14.7 percent, net earnings increased 32.6 percent, diluted earnings per share improved 39.5 percent, EBITDA increased 26.0 percent, return on beginning equity was 38.9 percent, return on capital5 was 24.8 percent and inventory was turned 1.8 times. The Company’s returns remained among the highest in the industry and Fortune 500 companies. The Company’s credit quality continues to improve, and its financial position is stronger than at any time in its history.

HOMEBUILDING

New orders increased 11.1 percent in 2004 and 9.0 percent in 2003, compared to the prior year. The Company continued to diversify geographically as newer markets in the West and Southeast matured during the year. All regions showed year-over-year increases in new orders during 2004.

NEW ORDERS
2004	16,880
2003	15,197
2002	13,936

OUTSTANDING CONTRACTS
2004	7,620
2003	5,841
2002	5,368

OUTSTANDING CONTRACT DOLLARS
(in millions)
2004	$2,115
2003	$1,473
2002	$1,188

5Return on capital is calculated by dividing net earnings before tax-affected interest by the sum of beginning debt and total stockholders’ equity.

2004 ANNUAL REPORT

page 38.

THE RYLAND GROUP

     New orders for 2004 increased 0.8 percent in the North, 5.0 percent in Texas, 7.8 percent in the Southeast and 37.4 percent in the West. New orders for 2003 increased 7.4 percent in the North, 14.5 percent in the Southeast and 16.5 percent in the West; they decreased 1.8 percent in Texas. Positive new order trends were driven by low interest rates and corresponding robust market conditions; expansion plans; a renewed focus on Internet marketing and customer relations management; and a proactive approach to maintaining an adequate supply of competitively priced product and lots. New orders represent sales contracts that have been signed by the homebuyer and approved by the Company, subject to cancellation. During 2004, the Company opened 161 communities and closed 155 others. It expects to open a significantly higher number of communities in 2005. The number of active communities was 339 at December 31, 2004, compared to 333 at December 31, 2003.

	NORTH	TEXAS	SOUTHEAST	WEST	TOTAL

New orders (units)
2004	4,419	3,299	5,009	4,153	16,880
2003	4,385	3,141	4,648	3,023	15,197
2002	4,083	3,198	4,060	2,595	13,936

Closings (units)
2004	4,349	3,116	4,374	3,262	15,101
2003	4,393	3,291	4,216	2,824	14,724
2002	3,974	3,310	3,738	2,123	13,145

Average closing price (in thousands)
2004	$288	$165	$230	$312	$251
2003	259	159	208	270	224
2002	232	155	195	283	210

Outstanding contracts at December 31
Units
2004	1,808	992	2,858	1,962	7,620
2003	1,738	809	2,223	1,071	5,841
2002	1,746	959	1,791	872	5,368

Dollars (in millions)
2004	$568	$173	$725	$649	$2,115
2003	503	142	508	320	1,473
2002	432	155	377	224	1,188

Average price (in thousands)
2004	$314	$175	$254	$331	$278
2003	289	175	229	299	252
2002	248	162	210	257	221

     The Company’s homebuilding operations typically reflect increased new order activity in the second and third quarters and heightened levels of closings in the third and fourth quarters. This is primarily due to the preference of many homebuyers to buy in the spring, as well as to seasonal weather conditions which affect construction schedules.

     At December 31, 2004, the Company had outstanding contracts for 7,620 units, representing the highest year-end backlog in its history and a 30.5 percent increase over year-end 2003. The rise in outstanding contracts relative to new orders was the result of expansion, new product focus in Texas, and longer permit and inspection times in certain markets. Outstanding contracts denote the Company’s backlog of homes sold but not closed, which are generally built and closed, subject to cancellation, over the subsequent two quarters. The $2.1 billion value of outstanding contracts increased 43.6 percent from year-end 2003 due, in part, to a 10.3 percent increase in average sales price. Average sales price increases resulted, in part, from a change in mix that was weighted toward higher-priced markets. Outstanding contracts at December 31, 2004 represent over 42.0 percent of 2005 targeted closings.

2004 ANNUAL REPORT

page 39.

THE RYLAND GROUP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Results of operations for the homebuilding segment are summarized as follows:

(in thousands)	2004	2003	2002

Revenues	$3,867,086	$3,355,450	$2,805,055
Cost of sales	2,964,087	2,615,975	2,216,059

Gross profit	902,999	739,475	588,996
Selling, general
and administrative expenses	372,660	333,726	281,049
Interest expense	210	6,032	6,826
Expenses related to early retirement of debt	—	5,086	—

Homebuilding pretax earnings	$530,129	$394,631	$301,121

     The homebuilding segment reported pretax earnings of $530.1 million for 2004, compared to $394.6 million for 2003 and $301.1 million for 2002. Homebuilding results in 2004 increased from 2003 primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 2003 increased from 2002 primarily due to these same factors.

HOMEBUILDING REVENUE BY REGION

(in millions)

	NORTH	TEXAS	SOUTHEAST	WEST	TOTAL

2004	$1,284	$533	$1,012	$1,038	$3,867
2003	$1,157	$532	$892	$774	$3,355
2002	$935	$528	$728	$614	$2,805

AVERAGE CLOSING PRICE

(in thousands)

	NORTH	TEXAS	SOUTHEAST	WEST	TOTAL

2004	$288	$165	$230	$312	$251
2003	$259	$159	$208	$270	$224
2002	$232	$155	$195	$283	$210

     Homebuilding revenues increased 15.3 percent for 2004, compared to 2003, due to a 2.6 percent increase in closings and a 12.1 percent increase in average closing price. The increase in closings in 2004 was due to a higher backlog at the beginning of the year and an 11.1 percent increase in new home orders during the year. Homebuilding revenues increased 19.6 percent for 2003, compared to 2002, due to a 12.0 percent increase in closings and a 6.7 percent increase in average closing price.The increase in closings in 2003 was due to a higher backlog at the beginning of the year and a 9.0 percent increase in new home orders during the year.

2004 ANNUAL REPORT

page 40.

THE RYLAND GROUP

     Consistent with its policy of managing land investments according to return and risk targets, the Company executed several land sales during the year. Homebuilding revenues for the year ended December 31, 2004, included $74.2 million from land sales, compared to revenues of $56.0 million for 2003 and $43.4 million for 2002, which contributed net gains of $25.2 million, $10.5 million and $10.8 million to pretax earnings in 2004, 2003 and 2002, respectively.

GROSS PROFIT MARGIN
2004	23.2%
2003	22.1%
2002	20.9%

SG&A EXPENSE
2004	9.6%
2003	9.9%
2002	10.0%

PRETAX EARNINGS MARGIN
2004	13.7%
2003	11.8%
2002	10.7%

     Gross profit margins from home sales averaged 23.2 percent for 2004, an increase from 22.1 percent for 2003 and 20.9 percent for 2002. The improvement was primarily attributable to increasing sales prices due to strong demand resulting from the positive economic environment, coupled with supply constraints in certain areas; a rise in deliveries from new higher-margin markets; and increased sales of higher-margin upgrades, partially offset by rising material costs and cycle times. The Company generated the strongest gross margins in its California, Chicago, Denver, Las Vegas, Mid-Atlantic, Orlando and Twin Cities markets, while its Charlotte and Dallas markets were the most challenging.

     Selling, general and administrative expenses, as a percentage of revenue, were 9.6 percent for 2004, 9.9 percent for 2003 and 10.0 percent for 2002. Selling, general and administrative expenses, as a percentage of revenue, for 2004 and 2003 decreased from prior year levels primarily as a result of leverage obtained through a dramatic increase in closings in the West region, which was accompanied by more modest increases in general and administrative expenses, partially offset by higher incentive compensation expense resulting from improved earnings.

     Interest expense decreased $5.8 million to $0.2 million for 2004, compared to $6.0 million for 2003. Interest expense decreased $0.8 million in 2003, compared to 2002. These decreases were primarily attributable to a rise in capitalized interest. The Company ended the year with $88.4 million in cash, nothing drawn against its revolving credit facility and static long-term debt.

     In 2003, the Company recorded expenses of approximately $5.1 million that were associated with the redemption of the $100.0 million 8.3 percent senior subordinated notes due 2008 at a stated call price of 104.1 percent of the principal amount.

2004 ANNUAL REPORT

page 41.

THE RYLAND GROUP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FINANCIAL SERVICES

The financial services segment reported pretax earnings of $56.9 million for 2004, compared to $62.8 million for 2003 and $48.3 million for 2002. The decrease in 2004 from 2003 was primarily due to lower gains on the sale of mortgages and loan servicing rights, which resulted from an increase in less profitable adjustable-rate mortgage product and a more competitive marketplace, partially offset by an increase in average loan size and a gain from the sale of a portion of the investment portfolio. The increase in 2003 from 2002 was attributable to gains realized from the growth of operations, which resulted from heightened volume; a higher capture rate of the Company’s home closings; an increase in average loan size; and higher gains on the sale of mortgages, resulting from a favorable interest rate environment.

STATEMENTS OF EARNINGS

	YEAR ENDED DECEMBER 31,
(in thousands)	2004	2003	2002

REVENUES
Net gains on sales of mortgages and mortgage servicing rights	$45,040	$53,938	$44,522
Title/escrow/insurance	23,740	18,651	13,581
Net origination fees	10,768	10,731	6,854
Interest
Mortgage-backed securities and notes receivable	2,639	4,274	6,226
Other	935	1,068	869

Total interest	3,574	5,342	7,095
Other	1,613	17	106

TOTAL REVENUE	84,735	88,679	72,158
EXPENSES
General and administrative	26,825	24,339	21,299
Interest	1,017	1,491	2,565

TOTAL EXPENSES	27,842	25,830	23,864

PRETAX EARNINGS	$56,893	$62,849	$48,294

Ryland Homes origination capture rate	84.2%	85.4%	82.4%
Mortgage-backed securities and notes receivable average balance	$18,603	$33,000	$49,951

BALANCE SHEETS

	DECEMBER 31,
(in thousands)	2004	2003

ASSETS
Cash	$19,149	$2,186
Other assets	50,410	66,084

TOTAL ASSETS	69,559	68,270

LIABILITIES
Accounts payable	2,779	2,486
Accrued and other liabilities	37,588	20,376
Debt	10,490	26,254

TOTAL LIABILITIES	50,857	49,116

STOCKHOLDER’S EQUITY	18,702	19,154

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$69,559	$68,270

2004 ANNUAL REPORT

page 42.

THE RYLAND GROUP

RMC ORIGINATIONS
2004	11,920
2003	11,983
2002	10,278

RMC REVENUES (in thousands)
2004	$84,735
2003	$88,679
2002	$72,158

RMC PRETAX EARNINGS
(in thousands)
2004	$56,893
2003	$62,849
2002	$48,294

     The number of mortgage originations was 11,920 for 2004, compared to 11,983 for 2003. The capture rate of mortgages originated for customers of the homebuilding segment was 84.2 percent in 2004, compared to 85.4 percent in 2003. The number of mortgage originations rose by 16.6 percent in 2003, compared to 2002, primarily due to an increase in the number of homebuilder closings, as well as to an increase in the capture rate of mortgages originated for customers of the homebuilding segment to 85.4 percent from 82.4 percent in 2002.

     Revenues for the financial services segment were $84.7 million for 2004, compared to $88.7 million for 2003. This decrease is primarily attributable to reduced gains on the sale of mortgages and loan servicing rights, which resulted from an increase in less profitable adjustable-rate mortgage product and a more competitive marketplace, partially offset by increased revenues from title, escrow and insurance operations and a gain from the sale of a portion of the investment portfolio. The financial services segment capture rates for originations, title and escrow, and insurance services were 84.2 percent, 95.9 percent and 58.7 percent, respectively, during 2004. In 2003, revenues for the financial services segment increased 22.9 percent to $88.7 million from 2002, driven primarily by a 24.0 percent increase in origination volume.

     General and administrative expenses increased for the year ended December 31, 2004, compared to 2003, primarily as a result of additional expenses incurred in supporting expansion of both the Company’s homebuilding operations and its insurance and title operations. General and administrative expenses rose for the year ended December 31, 2003, compared to 2002, primarily as a result of increased incentive compensation commensurate with improved earnings.

     Interest expense decreased 31.8 percent for the year ended December 31, 2004, compared to 2003, following the sale of a portion of the investment portfolio during the third quarter of 2004, the proceeds from which were used to pay off the Company’s repurchase facility, as well as from a continued decline in bonds payable and short-term notes payable, which resulted from continued runoff of the underlying collateral. In 2003, interest expense decreased 41.9 percent, compared to 2002, primarily due to a decline in average borrowing rates, as well as to a continued decline in bonds payable and short-term notes payable, which resulted from continued runoff of the underlying collateral.

CORPORATE

Corporate is a nonoperating business segment whose purpose is to support operations as the internal source of capital; develop and implement strategic initiatives; provide financial, human resources, marketing, legal and information technology services; and perform administrative functions associated with a publicly traded entity. Corporate expenses, which represent the costs of these functions, were $65.8 million for 2004, $61.3 million for 2003 and $40.1 million for 2002. Corporate expenses for 2004 and 2003 rose from prior year levels primarily as a result of an increase in support and training costs commensurate with anticipated growth; an increase in incentive compensation, which was due to the Company’s increases in results and financial performance; and costs incurred as a result of the Company’s compliance with Sarbanes-Oxley Section 404.

2004 ANNUAL REPORT

page 43.

THE RYLAND GROUP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INVESTMENT IN JOINT VENTURES

At December 31, 2004, the Company had an interest in 13 active joint ventures in the Atlanta, Chicago, Dallas, Denver, Orlando, Phoenix and Washington, D.C., markets, three of which were consolidated. These joint ventures exist for the purpose of acquisition and co-development of lots, which are then sold to the Company, its joint venture partners or others at market prices. Depending on the level of activity in the entities, yearly earnings from joint ventures will vary significantly. The Company recognized its proportionate share of earnings, which totaled $5.8 million from the unconsolidated joint ventures in 2004, compared to losses of $94,000 in 2003 and earnings of $2.7 million in 2002. The increase in 2004 resulted from a $5.4 million gain on the sale of land to a third party in one joint venture in Atlanta. The Company’s investment in unconsolidated joint ventures was $2.5 million at December 31, 2004, compared to $14.0 million at December 31, 2003.

INCOME TAXES

Income taxes for fiscal years 2004, 2003 and 2002 were provided at effective tax rates of 38.5 percent, 39.0 percent and 40.0 percent, respectively. The decrease in the effective tax rate for 2004 was primarily due to a reduction in nondeductible compensation, while the 2003 decrease was primarily due to the reduction of state income taxes, which resulted from the current mix of income in taxing states and settled audits. (See Note H.)

FINANCIAL CONDITION AND LIQUIDITY

Cash requirements for the Company’s homebuilding and financial services segments are generally provided from internally generated funds and outside borrowings.

     Net earnings provided $320.5 million in 2004, $241.7 million in 2003 and $185.6 million in 2002, primarily as a result of increased profitability. Additionally, net changes in other assets, payables and other liabilities provided $119.6 million in 2004, $83.3 million in 2003 and $52.9 million in 2002. The cash provided was invested principally in inventory of $585.6 million, $240.0 million and $200.6 million in 2004, 2003 and 2002, respectively, as well as in stock repurchases of $118.3 million, $130.9 million and $95.9 million in 2004, 2003 and 2002, respectively. Effective in the fourth quarter of 2004, the Company’s quarterly common stock dividend was increased to $0.06 per share from the previous quarterly common stock dividend of $0.05 per share. Dividends totaling $0.21, $0.08 and $0.04 per share were declared in the annual periods ending December 31, 2004, 2003 and 2002, respectively. During 2004, stockholders’ equity increased $232.3 million, while debt decreased $14.9 million, continuing the Company’s reduction in leverage.

STOCKHOLDERS’ EQUITY (in millions)
2004	$1,057
2003	$825
2002	$680

DEBT (in millions)
2004	$559
2003	$574
2002	$537

DEBT-TO-CAPITAL RATIO
2004	34.6%
2003	41.0%
2002	44.1%

     Consolidated inventories owned by the Company increased to $1.9 billion at December 31, 2004, from $1.3 billion at December 31, 2003. The Company attempts to maintain approximately a four- to five-year supply of land, with half or more controlled through options. At December 31, 2004, the Company controlled 75,023 lots (a five-year supply based on actual 2004 closings), with 29,439 lots owned and 45,584 lots, or 60.8 percent, under option. The Company has historically funded the exercise of land options through a combination of operating

2004 ANNUAL REPORT

page 44.

THE RYLAND GROUP

cash flows, capital transactions and, to a lesser extent, borrowings under its revolving credit facility. The Company expects these sources to continue to be adequate to fund future obligations with regard to option contracts; therefore, it does not anticipate that the exercise of land options will have a material adverse effect on its liquidity. In an effort to increase liquidity in prior years, models were sold and leased back on a selective basis. As cash balances increased, model leases declined. The Company owned 80.4 percent of its model homes at December 31, 2004, versus 60.1 percent at December 31, 2003.

     The homebuilding segment’s borrowings include senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. Senior and senior subordinated notes outstanding totaled $540.5 million at December 31, 2004 and 2003.

     The Company uses its $500.0 million unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital, when necessary. There were no borrowings under the current facility at December 31, 2004. Additionally, at December 31, 2003, there were no borrowings under the previous $400.0 million unsecured revolving credit facility. Under these facilities, the Company had letters of credit outstanding which totaled $131.3 million at December 31, 2004, and $93.3 million at December 31, 2003. Unused borrowing capacity under these facilities was $368.7 million and $306.7 million at December 31, 2004 and 2003, respectively.

     The senior and senior subordinated note and indenture agreements, as well as the unsecured revolving credit facility, contain numerous restrictive covenants which include, among other things, limitations on change of control; liens and guarantees; dividends and distributions; sale of assets; modification of debt instruments; transactions with affiliates; and inventory. At December 31, 2004, the Company was in compliance with these covenants.

     To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2004 and 2003, outstanding seller-financed nonrecourse secured notes payable were $8.0 million and $7.1 million, respectively.

     The financial services segment uses cash generated internally and from outside borrowing arrangements to finance its operations. Borrowing arrangements at December 31, 2004, included a $15.0 million revolving credit facility which finances investment portfolio securities. During 2004, the financial services segment terminated its repurchase agreement. The agreement provided for borrowings of up to $80.0 million and was used to finance mortgage investment portfolio securities. At December 31, 2004 and 2003, the combined borrowings of the financial services segment, outstanding under all agreements, were $10.5 million and $26.3 million, respectively.

     Although the Company’s limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Revenues, expenses and portfolio balances continue to decline as mortgage collateral pledged to secure the bonds decreases due to scheduled payments and prepayments, as well as to the sale of a portion of the investment portfolio. The source of cash for the bond payments was cash received from mortgage loans, notes receivable and mortgage-backed securities.

     The Ryland Group has not guaranteed the debt of either its financial services segment or its limited-purpose subsidiaries.

     The Company’s Form S-3 Registration Statement, which registered up to $350.0 million of the Company’s debt and equity securities with the SEC, was declared effective on January 6, 2005. The Registration Statement provides that securities may be offered, from time to time, in one or more series and in the form of senior, subordinated or convertible debt; preferred stock; preferred stock represented by depository shares; common stock; stock purchase contracts; stock purchase units; or warrants to purchase both debt and equity securities, as well as guarantees of debt securities. In the future, the Company intends to continue to maintain effective shelf registration statements that will facilitate access to the capital markets. In January 2005, the Company sold $250.0 million aggregate principal amount of 5.4 percent senior notes pursuant to this registration statement. (See Note M.) The timing and amount of future offerings, if any, will depend on market and general business conditions.

     During 2004, the Company repurchased approximately 2.9 million shares of its outstanding common stock at a cost of $118.3 million. At December 31, 2004, the Company had authorization from its Board of Directors to repurchase up to an additional 2.9 million shares of its outstanding common stock. The Company’s stock repurchase program has been funded primarily through internally generated funds.

2004 ANNUAL REPORT

page 45.

THE RYLAND GROUP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The Company granted fewer stock options in 2004, which when combined with common stock repurchases had the effect of lowering dilution.

SHARES OF COMMON STOCK REPURCHASED (in thousands)
2004	2,939
2003	3,996
2002	4,612

STOCK OPTIONS OUTSTANDING AT DECEMBER 31 (in thousands)
2004	5,535
2003	6,013
2002	6,875

DILUTED AVERAGE COMMON SHARES OUTSTANDING
(in thousands)
2004	50,379
2003	53,044
2002	55,918

     The following table provides a summary of the Company’s contractual cash obligations and commercial commitments at December 31, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	CONTRACTUAL PAYMENTS DUE BY PERIOD
		Less than	1–3	4–5	After 5
(in thousands)	Total	1 Year	Years	Years	Years

Debt, principal maturities	$558,942	$18,112	$100,330	$150,000	$290,500
Interest on debt[1]	206,480	43,638	75,978	58,213	28,651
Operating leases	35,505	8,087	14,732	9,503	3,183
Land option contracts[2]	108,585	56,556	36,730	15,299	—

Total at December 31, 2004	$909,512	$126,393	$227,770	$233,015	$322,334

1Interest on variable rate obligations is based on rates effective at December 31, 2004 .
2Represents obligations under option contracts with specific performance provisions, net of cash deposits.

     The Company believes that its current cash position, cash generation capabilities, amounts available under its revolving credit facility and its ability to access the capital markets in a timely manner with its existing shelf registration statement are adequate to meet its cash needs for the foreseeable future.

OFF–BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Company enters into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable the Company to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. At December 31, 2004, the Company had $134.3 million in cash deposits and letters of credit to purchase land and lots with a total purchase price of $1.9 billion. Only $117.2 million of the $1.9 billion in land and lot option purchase contracts contain specific performance provisions. Additionally, the Company’s liability is generally limited to forfeiture of the nonrefundable deposits, letters of credit and other nonrefundable amounts incurred.

     Pursuant to Interpretation No. 46 (FIN 46),“Consolidation of Variable Interest Entities,” the Company consolidated $144.1 million of inventory not owned at December 31, 2004, $110.3 million of which pertained to lot option contracts and $33.8 million of which pertained to three of the Company’s homebuilding joint ventures.

     At December 31, 2004, the Company had outstanding letters of credit totaling $131.3 million and development or performance bonds of $302.9 million, issued by third parties, to secure performance under various contracts. The Company expects that the obligations secured by these letters of credit and performance bonds will generally be satisfied in the ordinary course of business and in accordance with applicable contractual terms. To the extent that the obligations are performed, the related letters of credit and performance bonds will be released, and the Company will not have any continuing obligations. The Company has no material third-party guarantees other than those associated with its $500.0 million revolving credit facility and its senior notes. (See Note L.)

2004 ANNUAL REPORT

page 46.

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

INCOME RECOGNITION

Revenues and cost of sales are recorded at the time each home or lot is closed and title and possession are transferred to the buyer in accordance with Statement of Financial Accounting Standards No. 66 (SFAS 66) “Accounting for Sales of Real Estate.” In order to match revenues with related expenses, land, land development, interest, taxes and other related costs (both incurred and estimated to be incurred in the future) are amortized to the cost of homes closed, based upon the relative sales value basis of the total number of homes to be constructed in each community, in accordance with Statement of Financial Accounting Standards No. 67 (SFAS 67),“Accounting for Costs and Initial Rental Operations of Real Estate Projects.” Estimated land, common area development and related costs of master planned communities (including the cost of amenities) are allocated to individual parcels or communities on a relative sales value basis. Changes to the estimated costs, subsequent to the commencement of the delivery of homes, are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method.

INVENTORY VALUATION

Housing projects and land held for development (inventory) and sale are stated at either the lower of cost or net realizable value. Inventory includes land and development costs; direct construction costs; capitalized indirect construction costs; capitalized interest; and real estate taxes. It may take one to three years to develop, sell and deliver all of the homes in a typical community. The Company assesses these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (SFAS 144),“Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that long-lived assets and assets held-for-sale be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of housing inventories is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Assets held-for-sale are carried at the lower of cost or fair value, less selling costs. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, as well as by other factors. In addition, land, or costs related to future communities, whether owned or under option, is reviewed to determine if the Company will proceed with development and if all related costs are recoverable. If these assets are considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets and is recognized within the same period that it is identified. Management believes its processes are designed to properly assess market values and carrying values of assets.

VARIABLE INTEREST ENTITIES

FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to the majority of the entity’s expected losses and/or receives a majority of the entity’s expected returns as a result of ownership, contractual agreements or other financial interests in the entity. The Company believes the accounting for partnerships and land option contracts using the variable interest consolidation methodology is a “critical accounting policy” because the application of FIN 46 requires the use of complex judgment in its application.

2004 ANNUAL REPORT

page 47.

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

INTEREST RATE SENSITIVITY
PRINCIPAL AMOUNT BY EXPECTED MATURITY

								FAIR
								VALUE
(in thousands)	2005	2006	2007	2008	2009	THEREAFTER	TOTAL	12/31/04

Senior notes and senior subordinated notes (fixed rate)		$100,000		$150,000		$290,500	$540,500	$581,777
Average interest rate		8.0%		5.4%		9.4%	8.1%
Financial services’ revolving credit agreement (variable rate)	$10,490						$10,490	$10,490
Average interest rate	Various[1]						Various[1]
Other financial instruments
Forward-delivery contracts:
Notional amount	$69,620						$69,620	$(178)
Average interest rate	5.0%						5.0%
Interest rate lock commitments:
Notional amount	$94,809						$94,809	$1,770
Average interest rate	5.6%						5.6%

1Variable interest rate available to the Company is based upon LIBOR, federal funds or prime rate plus a specified margin.

     Interest rate risk is a primary market risk facing the Company. Interest rate risk not only arises principally in the Company’s financial services segment, but also in respect to the homebuilding segment’s revolving credit facility. The Company enters into forward-delivery contracts and may, at times, use other hedging contracts to mitigate its exposure to movements in interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. In managing interest rate risk, the Company does not speculate on the direction of interest rates.

2004 ANNUAL REPORT

page 48.

THE RYLAND GROUP

CONSOLIDATED STATEMENTS OF EARNINGS

	YEAR ENDED DECEMBER 31,
(in thousands, except share data)	2004	2003	2002

REVENUES
Homebuilding	$3,867,086	$3,355,450	$2,805,055
Financial services	84,735	88,679	72,158
TOTAL REVENUES	3,951,821	3,444,129	2,877,213

EXPENSES
Cost of sales	2,964,087	2,615,975	2,216,059
Selling, general and administrative	372,660	333,726	281,049
Financial services	26,825	24,339	21,299
Corporate	65,810	61,263	40,075
Interest	1,227	7,523	9,391
Expenses related to early retirement of debt	—	5,086	—
TOTAL EXPENSES	3,430,609	3,047,912	2,567,873

Earnings before taxes	521,212	396,217	309,340
Tax expense	200,667	154,525	123,736
NET EARNINGS	$320,545	$241,692	$185,604

NET EARNINGS PER COMMON SHARE
Basic	$6.72	$4.86	$3.51
Diluted	6.36	4.56	3.32

AVERAGE COMMON SHARES OUTSTANDING
Basic	47,678,887	49,718,032	52,842,620
Diluted	50,378,840	53,044,404	55,918,286

DIVIDENDS DECLARED PER COMMON SHARE	$0.21	$0.08	$0.04

See Notes to Consolidated Financial Statements.

2004 ANNUAL REPORT

page 49.

THE RYLAND GROUP

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
(in thousands, except share data)	2004	2003

ASSETS
Cash and cash equivalents	$88,388	$316,704
Housing inventories
Homes under construction	1,002,214	734,280
Land under development and improved lots	877,801	602,504
Consolidated inventory not owned	144,118	59,868

Total inventories	2,024,133	1,396,652
Property, plant and equipment	50,258	40,853
Net deferred taxes	45,708	37,443
Purchase price in excess of net assets acquired	18,185	18,185
Other	198,298	197,753

TOTAL ASSETS	2,424,970	2,007,590

LIABILITIES
Accounts payable	200,611	157,488
Accrued and other liabilities	500,808	395,033
Debt	558,942	573,876

TOTAL LIABILITIES	1,260,361	1,126,397

MINORITY INTEREST	107,775	56,651

STOCKHOLDERS’ EQUITY
Common stock, $1.00 par value:
Authorized — 80,000,000 shares
Issued — 47,348,070 shares at December 31, 2004 (48,552,494 shares at December 31, 2003)	47,348	48,552
Retained earnings	1,009,242	774,859
Accumulated other comprehensive income	244	1,131

TOTAL STOCKHOLDERS’ EQUITY	1,056,834	824,542

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,424,970	$2,007,590

See Notes to Consolidated Financial Statements.

2004 ANNUAL REPORT

page 50.

THE RYLAND GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				ACCUMULATED
				OTHER	TOTAL
	COMMON	PAID-IN	RETAINED	COMPREHENSIVE	STOCKHOLDERS’
(in thousands, except share data)	STOCK	CAPITAL	EARNINGS	INCOME	EQUITY

BALANCE AT JANUARY 1, 2002	$52,868	$—	$508,530	$1,464	$562,862
Comprehensive income:
Net earnings			185,604		185,604
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(67)				(106)	(106)

Total comprehensive income					185,498
Common stock dividends (per share $0.04)			(2,134)		(2,134)
Repurchase of common stock	(4,612)	(27,504)	(63,800)		(95,916)
Employee stock plans and related income tax benefit	2,265	27,504			29,769

BALANCE AT DECEMBER 31, 2002	50,521	—	628,200	1,358	680,079

Comprehensive income:
Net earnings			241,692		241,692
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(139)				(227)	(227)

Total comprehensive income					241,465
Common stock dividends (per share $0.08)			(3,966)		(3,966)
Repurchase of common stock	(3,996)	(35,876)	(91,067)		(130,939)
Employee stock plans and related income tax benefit	2,027	35,876			37,903

BALANCE AT DECEMBER 31, 2003	48,552	—	774,859	1,131	824,542

Comprehensive income:
Net earnings			320,545		320,545
Other comprehensive income, net of tax:
Unrealized losses on mortgage-backed securities, net of taxes of $(542)				(887)	(887)

Total comprehensive income					319,658
Common stock dividends (per share $0.21)			(10,064)		(10,064)
Repurchase of common stock	(2,939)	(39,259)	(76,098)		(118,296)
Employee stock plans and related income tax benefit	1,735	39,259			40,994

BALANCE AT DECEMBER 31, 2004	$47,348	$—	$1,009,242	$244	$1,056,834

See Notes to Consolidated Financial Statements.

2004 ANNUAL REPORT

page 51.

THE RYLAND GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
(in thousands)	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$320,545	$241,692	$185,604
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	38,519	36,436	32,670
Changes in assets and liabilities:
Increase in inventories	(585,562)	(239,989)	(200,623)
Net change in other assets, payables and other liabilities	119,632	83,299	52,866
Tax benefit from exercise of stock options	17,475	17,120	12,103
Other operating activities, net	10,920	913	5,095

Net cash (used for) provided by operating activities	(78,471)	139,471	87,715

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(47,131)	(32,541)	(36,547)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	19,336	18,672	25,314

Net cash used for investing activities	(27,795)	(13,869)	(11,233)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt	—	150,000	—
Repayment of long-term debt	—	(100,000)	—
Decrease in short-term borrowings	(14,934)	(13,561)	(19,509)
Common stock dividends	(9,661)	(2,020)	(2,148)
Common stock repurchases	(118,296)	(130,939)	(95,916)
Proceeds from stock option exercises	15,907	15,190	11,382
Other financing activities, net	4,934	2,987	844

Net cash used for financing activities	(122,050)	(78,343)	(105,347)

Net (decrease) increase in cash and cash equivalents	(228,316)	47,259	(28,865)
Cash and cash equivalents at beginning of year	316,704	269,445	298,310

CASH AND CASH EQUIVALENTS AT END OF YEAR	$88,388	$316,704	$269,445

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest (net of capitalized interest)	$763	$7,652	$14,275
Cash paid for income taxes	177,449	132,731	101,939

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Increases in consolidated inventory not owned related to land options	$41,919	$56,651	$—

See Notes to Consolidated Financial Statements.

2004 ANNUAL REPORT

page 52.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly-owned subsidiaries (“the Company”). Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2004 presentation.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments and cash held in escrow to be cash equivalents. Cash equivalents totaled $61.7 million and $309.5 million at December 31, 2004 and 2003, respectively.

PER SHARE DATA

Basic net earnings per common share is computed by dividing net earnings by the weighted-average number of common shares outstanding. Additionally, diluted net earnings per common share give effect to dilutive common stock equivalent shares.

STOCK SPLITS

All references in the consolidated financial statements to common shares, share prices, per share amounts and stock plans have been retroactively restated for the 2004 and 2002 two-for-one stock splits. (See Note I.)

HOMEBUILDING REVENUES

Homebuilding revenues are recognized when home sales are closed and title and possession are transferred to the buyer in accordance with Statement of Financial Accounting Standards No. 66 (SFAS 66), “Accounting for Sales of Real Estate.” Sales incentives are expensed as incurred.

HOUSING INVENTORIES

Housing inventories consist principally of homes under construction, land under development and improved lots. Inventories to be held and used are stated at cost, unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets. Inventories to be disposed of are stated at either the lower of cost or fair value, less cost to sell, and are reported net of valuation reserves. Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory. Valuation reserves related to inventories to be disposed of amounted to $1.4 million at December  31, 2004, and $1.5 million at December 31, 2003. The net carrying values of the related inventories amounted to $31,000 and $795,000 at December 31, 2004 and 2003, respectively.

     Costs of inventory include direct costs of land and land development; material acquisition; and home construction expenses. The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate. Interest and taxes are capitalized during the land development stage.

     The following table is a summary of capitalized interest:

(in thousands)	2004	2003

Capitalized interest at January 1	$45,163	$40,824
Interest capitalized	52,015	42,602
Interest amortized to cost of sales	(41,764)	(38,263)

Capitalized interest at December 31	$55,414	$45,163

2004 ANNUAL REPORT

page 53.

THE RYLAND GROUP

VARIABLE INTEREST ENTITIES

Interpretation No. 46 (FIN 46),“Consolidation of Variable Interest Entities,” requires a variable interest entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or entitled to receive a majority of the VIE’s residual returns. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant, though not primary, variable interest.

     The Company routinely enters into joint ventures for the purpose of acquisition and co-development of lots. The Company’s investment in these joint ventures may create a variable interest in a VIE, depending on the contractual terms of the arrangement. Additionally, in the ordinary course of business, the Company enters into lot option purchase contracts in order to procure land for the construction of homes. Under such lot option purchase contracts, the Company funds stated deposits in consideration for the right to purchase lots at a future point in time, usually at predetermined prices. In accordance with the requirements of FIN 46, certain of the Company’s lot option purchase contracts may result in the creation of a variable interest with a VIE holding the land parcel under option.

     In accordance with the provisions of FIN 46, the Company consolidated $144.1 million of inventory not owned at December 31, 2004, $110.3 million of which pertained to lot option contracts and $33.8 million of which pertained to three of the Company’s homebuilding joint ventures. (See further discussion in “Investments in Joint Ventures” below.) While the Company may not have had legal title to the optioned land or guaranteed the seller’s debt associated with that property, under FIN 46 it had the primary variable interest and was required to consolidate the particular VIE’s assets under option at fair value. This represents the fair value of the optioned property. Additionally, to reflect the fair value of the inventory consolidated under FIN 46, the Company eliminated $11.7 million of its related cash deposits for lot option contracts, which are included in consolidated inventory not owned. Minority interest totaling $98.6 million was recorded with respect to the consolidation of these contracts, representing the selling entities’ ownership interests in these VIEs. At December 31, 2004, the Company had cash deposits and letters of credit totaling $17.5 million relating to lot option contracts that were consolidated, representing its current maximum exposure to loss. Creditors of these VIEs, if any, have no recourse against the Company. At December 31, 2004, the Company had cash deposits and/or letters of credit totaling $76.1 million which were associated with lot option purchase contracts that had an aggregate purchase price of $1.3 billion and that were related to VIEs in which it did not have a primary variable interest.

SERVICE LIABILITIES

Service, warranty and completion costs are estimated and accrued at the time a home closes and updated as experience requires.

INVESTMENTS IN JOINT VENTURES

The Company routinely enters into joint ventures for the purpose of acquisition and co-development of lots. Currently, the Company participates in homebuilding joint ventures in the Atlanta, Chicago, Dallas, Denver, Orlando, Phoenix and Washington, D.C., markets. The Company participates in a number of joint ventures in which it has less than a controlling interest. At December 31, 2004 and 2003, the Company’s investment in unconsolidated joint ventures amounted to $2.5 million and $14.0 million, respectively. The Company recognizes its share of the respective joint ventures’ earnings from the sale of lots to other homebuilders. It does not, however, recognize earnings from lots that it purchases from the joint ventures. Instead, it reduces its cost basis in these lots by its share of the earnings from the lots. The Company’s equity in earnings of these unconsolidated joint ventures was $5.8 million for the year ended December 31, 2004, compared to losses of $94,000 for the same period in 2003 and earnings of $2.7 million for the same period in 2002. The aggregate assets of the unconsolidated joint ventures in which the Company participated were $10.3 million and $47.3 million at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the aggregate debt of the unconsolidated joint ventures in which the Company participated was $3.6 million and $21.1 million, respectively. The Company does not guarantee the debt of its unconsolidated joint ventures.

     At December 31, 2004, three of the joint ventures in which the Company participates were consolidated in accordance with the provisions of FIN 46, as the Company was determined to have the primary variable interest in the entities. In association with these consolidated joint ventures, the Company recorded pretax earnings of $130,000 for 2004. Total assets of $34.4 million (including consolidated inventory not owned), total liabilities of $18.1 million and minority interest of $9.2 million were consolidated.

2004 ANNUAL REPORT

page 54.

THE RYLAND GROUP

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which includes model home furnishings of $43.2 million at December 31, 2004, are carried at cost less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets. Model home furnishings, which are amortized over the life of the community as homes are closed, are included in cost of sales.

PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED

Statement of Financial Accounting Standards No. 142 (SFAS 142),“Goodwill and Other Intangible Assets,” requires that goodwill and other intangible assets no longer be amortized but be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity-method investments no longer be amortized.

     The Company adopted the provisions of SFAS 142 on January 1, 2002, and performs impairment tests of its goodwill annually as of March 31. The Company tests goodwill for impairment by using the two-step process prescribed in SFAS 142. The first step is used to identify potential impairment, while the second step measures the amount of impairment. The Company had no impairment in the years ended December 31, 2004 or 2003.

     The Company’s application of the nonamortization provisions of SFAS 142 resulted in the elimination of its goodwill amortization expense in 2004, 2003 and 2002.

     Goodwill is allocated to the reporting unit from which it originated. At December 31, 2004, goodwill attributable to the Company’s homebuilding operations was $18.2 million, net of $24.9 million of accumulated amortization.

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

     Had compensation expense been determined based on fair value at the grant date for stock option awards, consistent with the provisions of SFAS 123, the Company’s net earnings and earnings per share in 2004, 2003 and 2002 would have been reduced to the pro forma amounts indicated in the following table:

	YEAR ENDED DECEMBER 31,
(in thousands, except share data)	2004	2003	2002

Net earnings, as reported	$320,545	$241,692	$185,604
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(5,662)	(3,991)	(3,455)

Pro forma net earnings	$314,883	$237,701	$182,149

Earnings per share:
Basic — as reported	$6.72	$4.86	$3.51
Basic — pro forma	6.60	4.78	3.45
Diluted — as reported	6.36	4.56	3.32
Diluted — pro forma	6.25	4.48	3.26

2004 ANNUAL REPORT

page 55.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2004, 2003 and 2002, respectively: a risk-free interest rate of 2.4 percent, 2.1 percent and 4.0  percent; an expected volatility factor for the market price of the Company’s common stock of 38.4 percent, 37.6 percent and 36.8 percent; a dividend yield of 0.5 percent, 0.3 percent and 0.2 percent; and an expected life of three years. The weighted-average fair values at the grant date for options granted in 2004, 2003 and 2002 were $11.65, $7.28 and $6.57, respectively.

MORTGAGE-BACKED SECURITIES AND NOTES RECEIVABLE

Mortgage-backed securities and notes receivable consist of GNMA certificates, FNMA mortgage pass-through certificates, FHLMC participation certificates, notes receivable secured by mortgage-backed securities, whole loans and funds held by trustee. Mortgage-backed securities were classified as available-for-sale and carried in the consolidated balance sheets at fair value in “Other” assets, with unrealized gains and losses, net of applicable taxes, recorded as a component of accumulated other comprehensive income in stockholders’ equity. The estimated fair value of these securities is determined based on current market quotations or market prices for similar financial instruments.

LOAN ORIGINATION FEES, COSTS, MORTGAGE DISCOUNTS AND LOAN SALES

Loan origination fees, net of related direct origination costs and loan discount points, are recognized in current earnings upon the sale of related mortgage loans. Gains or losses on the sale of mortgage loans and related servicing rights are recognized when the Company transfers title to the purchaser.

DERIVATIVE INSTRUMENTS

In the normal course of business and pursuant to its risk-management policy, the Company enters, as an end user, into derivative instruments, including forward-delivery contracts for loans and mortgage-backed securities; options on forward-delivery contracts; futures contracts; and options on futures contracts, to minimize the impact of movements in market interest rates on interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to fund. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts. Credit risk is limited to those instances where the Company is in a net unrealized gain position. It manages this credit risk by entering into agreements with counterparties meeting its credit standards and by monitoring position limits. The Company elected not to use hedge accounting treatment with respect to its economic hedging activities. Accordingly, all derivative instruments used as economic hedges are carried in the consolidated balance sheets in “Other” assets or “Accrued and other liabilities” at fair value, with changes in value recorded in current earnings. The Company’s mortgage pipeline includes IRLCs, which represent commitments that have been extended by the Company to those borrowers who have applied for loan funding and have met certain defined credit and underwriting criteria. The Company determined that its IRLCs meet the definition of derivatives under Statement of Financial Accounting Standards No. 133 (SFAS 133),“Accounting for Derivatives and Hedging Activities,” as amended.

ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. Advertising costs totaled $21.6 million, $16.8 million and $18.9 million in 2004, 2003 and 2002, respectively.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and the increase or decrease of unrealized gains or losses on the Company’s available-for-sale securities. Comprehensive income totaled $319.7 million, $241.5 million and $185.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

SAB 105

In March 2004, the SEC issued Staff Accounting Bulletin No. 105 (SAB 105),“Application of Accounting Principles to Loan Commitments,” which provides guidance regarding IRLCs that are accounted for as derivative instruments in accordance with SFAS 133. SAB 105 states that the value of expected future cash flows related to servicing

2004 ANNUAL REPORT

page 56.

THE RYLAND GROUP

rights and other intangible components should be excluded when determining the fair value of derivative IRLCs and that such value should not be recognized until the underlying loans are sold. SAB 105 is applicable to IRLCs initiated after March 31, 2004. Additionally, SAB 105 requires both the disclosure of the accounting policy for loan commitments, including the methods and assumptions used to estimate the fair value of these commitments, and any associated hedging strategies. The Company’s current accounting policy for determining the fair value of IRLCs requires consideration of the terms of the individual IRLCs (including loan type, coupon and expected funding date) in comparison to current market conditions. The value of servicing rights and other intangible components representing potential economic gains the Company expects to receive upon disposition of its funded loans is not included in the determination of the fair value of IRLCs while they are outstanding.

     The implementation of SAB 105 did not have a material impact on the Company’s financial condition or results of operations.

SFAS 123(R)

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004),“Share-Based Payment” (SFAS 123(R)), which is a revision of SFAS 123. SFAS 123(R) supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95,“Statement of Cash Flows.” While generally similar in approach to its predecessor statement, SFAS 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. SFAS 123(R) permits public companies to adopt its requirements using either the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) for all share-based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or the “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. SFAS 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees by using APB Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The Company will implement the provisions of SFAS 123(R) in the third quarter of 2005, which will have an impact on its statements of earnings, although the Company does not expect implementation to have a material impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it depends on levels of share-based payments granted in the future. However, had SFAS 123(R) been adopted in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note A to the Consolidated Financial Statements under “Stock-Based Compensation.” SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $17.5 million, $17.1 million and $12.1 million in 2004, 2003 and 2002, respectively.

NOTE B: SEGMENT INFORMATION

The Company is a leading national homebuilder and mortgage-related financial services firm. As one of the largest single-family on-site homebuilders in the United States, it builds homes in 27 markets. The Company’s homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company’s financial services segment provides loan origination; title, escrow and insurance brokerage services; and maintains a portfolio of mortgage-backed securities and notes receivable. Corporate is a nonoperating business segment with the sole purpose of supporting operations. Certain corporate expenses are allocated to the homebuilding and financial services segments.

2004 ANNUAL REPORT

page 57.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings. The accounting policies of the segments are the same as those described in Note A, Summary of Significant Accounting Policies.

	YEAR ENDED DECEMBER 31,
(in thousands)	2004	2003	2002

REVENUES
Homebuilding	$3,867,086	$3,355,450	$2,805,055
Financial services	84,735	88,679	72,158

Total	$3,951,821	$3,444,129	$2,877,213

PRETAX EARNINGS
Homebuilding	$530,129	$394,631	$301,121
Financial services	56,893	62,849	48,294
Corporate	(65,810)	(61,263)	(40,075)

Total	$521,212	$396,217	$309,340

DEPRECIATION AND AMORTIZATION
Homebuilding	$33,122	$30,448	$27,901
Financial services	623	922	819
Corporate	4,774	5,066	3,950

Total	$38,519	$36,436	$32,670

IDENTIFIABLE ASSETS
Homebuilding	$2,217,589	$1,829,640	$1,483,505
Financial services	69,559	68,270	83,614
Corporate and other	137,822	109,680	90,632

Total	$2,424,970	$2,007,590	$1,657,751

NOTE C: EARNINGS PER SHARE RECONCILIATION

The following table sets forth the computation of basic and diluted earnings per share:

	YEAR ENDED DECEMBER 31,
(in thousands,except share data)	2004	2003	2002

NUMERATOR
Net earnings	$320,545	$241,692	$185,604
DENOMINATOR
Basic earnings per share — weighted-average shares	47,678,887	49,718,032	52,842,620
Effect of dilutive securities:
Stock options	2,282,812	2,622,548	2,405,840
Equity incentive plan	417,141	703,824	669,826

Dilutive potential of common shares	2,699,953	3,326,372	3,075,666
Diluted earnings per share — adjusted weighted-average shares and assumed conversions	50,378,840	53,044,404	55,918,286
NET EARNINGS PER COMMON SHARE
Basic	$6.72	$4.86	$3.51
Diluted	6.36	4.56	3.32

     Options to purchase 420,000 shares, 227,000 shares and 1,353,400 shares of common stock at various prices were outstanding at December 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share for those annual periods because the exercise prices were greater than the average market price of the common shares, and, therefore, their effect would have been antidilutive.

2004 ANNUAL REPORT

page 58.

THE RYLAND GROUP

NOTE D: LIMITED-PURPOSE SUBSIDIARIES

The Company’s limited-purpose subsidiaries no longer issue mortgage-backed securities and mortgage-participation securities, but they continue to hold collateral for previously issued mortgage-backed bonds in which the Company maintains a residual interest. Payments made on the bonds are on a scheduled basis in amounts relating to corresponding payments received on the underlying mortgage collateral. Bonds payable are reported in the balance sheet in “Accrued and other liabilities.”

     Collateral for bonds payable, which consists of mortgage-backed securities; notes receivable secured by mortgage-backed securities and mortgage loans; fixed-rate mortgage loans; and funds held by trustee, is reported in the balance sheet under “Other” assets. Mortgage-backed securities consist of GNMA certificates, FNMA mortgage pass-through certificates and FHLMC participation certificates. All principal and interest on collateral is remitted directly to a trustee and is available for payment on the bonds. Neither the Company nor its homebuilding and financial services subsidiaries have guaranteed these nonrecourse bond issues.

     The following table sets forth information with respect to the limited-purpose subsidiaries’ bonds payable outstanding at December 31:

(in thousands)	2004	2003

Bonds payable, net of discounts: 2004 — $186; 2003 — $242	$5,097	$8,011
Range of interest rates	7.25% – 11.65%	7.25% – 11.65%
Stated maturities	2009 – 2018	2009 – 2018

NOTE E: FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company’s financial instruments are held for purposes other than trading. The fair values of these financial instruments are based on quoted market prices, where available, or are estimated by using either present value or other valuation techniques. Estimated fair values are significantly affected by the assumptions used, including discount rates and estimates of cash flows. In that regard, derived fair value estimates cannot always be substantiated by comparison to independent markets and, in some cases, cannot be realized in the immediate settlement of the instruments.

     The table below sets forth the carrying values and fair values of the Company’s financial instruments at December 31. It excludes nonfinancial instruments, and, accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	2004		2003

	CARRYING	FAIR	CARRYING	FAIR
(in thousands)	VALUE	VALUE	VALUE	VALUE

OTHER ASSETS
Mortgage loans held-for-sale	$20,540	$20,919	$21,920	$22,234
Mortgage-backed securities and notes receivable	10,220	10,763	26,260	27,304
Collateral for bonds payable of the limited-purpose subsidiaries	6,082	6,106	9,188	9,241
OTHER LIABILITIES
Bonds payable of the limited-purpose subsidiaries	$5,097	$5,564	$8,011	$8,721
DEBT
Senior notes	$397,000	$421,954	$397,000	$427,141
Senior subordinated notes	143,500	159,823	143,500	160,519
OTHER FINANCIAL INSTRUMENTS
Interest rate lock commitments	$1,770	$1,770	$1,625	$1,625
Forward-delivery contracts	(178)	(178)	(124)	(124)
Other	(126)	(126)	(19)	(19)

     The carrying amounts of cash and cash equivalents, secured notes payable and short-term borrowings under various credit agreements are reported in the balance sheet and approximate their fair values. The fair values of the senior notes; senior subordinated notes; mortgage loans held-for-sale; mortgage-backed securities and notes receivable; forward-delivery and other hedging contracts; and interest rate lock commitments are based on either quoted market prices or market prices for similar financial instruments.

2004 ANNUAL REPORT

page 59.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F: DERIVATIVE INSTRUMENTS

The Company, which uses financial instruments in its normal course of operations, has no derivative financial instruments that are held for trading purposes.

     The contract or notional amounts of these financial instruments at December 31 were as follows:

(in thousands)	2004	2003

Interest rate lock commitments	$94,809	$73,590
Hedging contracts:
Forward-delivery contracts	$69,620	$84,491
Other	35,000	20,000

     IRLCs represent loan commitments with customers at market rates up to 180 days before settlement. IRLCs expose the Company to market risk as a result of increases in mortgage interest rates. IRLCs had interest rates ranging from 1.0 percent to 9.5 percent at December 31, 2004, and 4.9 percent to 10.2 percent at December 31, 2003.

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

NOTE G: DEBT

Debt consists of the following at December 31:

(in thousands)	2004	2003

Senior notes	$397,000	$397,000
Senior subordinated notes	143,500	143,500
Secured notes payable	7,952	7,122
Financial services’ revolving credit agreement	10,490	14,247
Repurchase agreement	—	12,007

Total	$558,942	$573,876

     Maturities of debt are scheduled as follows:

(in thousands)

2005	$18,112
2006	100,300
2007	30
2008	150,000
After 2008	290,500

Total debt	$558,942

2004 ANNUAL REPORT

page 60.

THE RYLAND GROUP

     In 2004, the Company executed an agreement for a new $500.0 million unsecured revolving credit facility. The agreement, maturing in June 2009, contains an accordion feature under which the aggregate commitment may be increased up to $650.0 million, subject to the availability of additional commitments. Borrowings under this agreement bear interest at variable short-term rates. In addition to the stated interest rates, the agreement requires the Company to pay certain fees. The Company used its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital, although it did not utilize its previous $400.0 million revolving credit facility during 2003. There were no outstanding borrowings under these agreements at December 31, 2004 and 2003. The agreement contains numerous restrictive covenants. At December 31, 2004, the Company was in compliance with these covenants. The effective interest rate was 4.1 percent for 2004 and 4.8 percent for 2002.

     At December 31, 2004, the Company had $143.5 million of 9.1 percent senior subordinated notes due June 2011, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after June 15, 2006. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

     At December 31, 2004, the Company had $100.0 million of 8.0 percent senior notes due August 2006, with interest payable semiannually, which may not be redeemed prior to maturity. Additionally, the Company had $150.0 million of 5.4 percent senior notes due June 2008, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time. Also at December 31, 2004, the Company had $147.0 million of 9.8 percent senior notes due September 2010, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after September 1, 2005.

     The Company’s obligations to pay principal, premium, if any, and interest under its $500.0 million unsecured revolving credit facility; the 8.0 percent senior notes due August 2006; the 5.4 percent senior notes due June 2008; and the 9.8 percent senior notes due September 2010 are guaranteed on a joint and several basis by substantially all of its wholly-owned homebuilding subsidiaries (the “Guarantor Subsidiaries”). Such guarantees are full and unconditional. (See Note L.)

     The senior and senior subordinated note and indenture agreements, as well as the unsecured revolving credit facility, contain numerous restrictive covenants which include, among other things, limitations on change of control; liens and guarantees; dividends and distributions; sale of assets; modification of debt instruments; transactions with affiliates; and inventory. At December 31, 2004, the Company had $170.3 million of retained earnings available for dividends and was in compliance with these covenants.

     During the fourth quarter of 2004, the financial services segment terminated its repurchase agreement. The agreement, which provided for borrowings of up to $80.0 million, was used to finance mortgage investment portfolio securities and was collateralized by mortgage loans and mortgage-backed securities. During the third quarter of 2004, the underlying collateral was sold and proceeds from the sale were used to pay off the facility. As a result of the sale of the underlying collateral, RMC no longer had a need for this borrowing facility. Borrowings totaling $12.0 million were outstanding against this agreement at December 31, 2003, and were collateralized by mortgage loans and mortgage-backed securities. The outstanding collateral balance was $11.2 million, with a fair value of $12.0 million, at December 31, 2003. Weighted-average borrowings during the period were $6.4 million, $15.7 million and $24.0 million for 2004, 2003 and 2002, respectively. The interest rate at December 31, 2003, was 2.1 percent. Weighted-average interest rates during the period were 1.5 percent, 1.6 percent and 2.0 percent for 2004, 2003 and 2002, respectively.

     In 2004, the Company’s financial services segment renewed and extended a revolving credit facility used to finance mortgage investment portfolio securities. The facility, previously $25.0 million, was renewed for $15.0 million. The agreement matures in March 2005 and bears interest at market rates. Borrowings outstanding under this facility totaling $10.5 million and $14.3 million, respectively, were collateralized by collateralized mortgage obligations previously issued by one of the Company’s limited-purpose subsidiaries and had principal balances of $10.4 million and $14.1 million, with fair values of $11.0 million and $14.9 million, at December 31, 2004 and 2003, respectively. Weighted-average borrowings during the period were $12.3 million, $18.3 million and $27.5 million for 2004, 2003 and 2002, respectively. The interest rates at the end of the period were 2.8 percent and 1.9 percent for 2004 and 2003, respectively. Weighted-average interest rates during the period were 2.2 percent, 2.0 percent and 2.6 percent for 2004, 2003 and 2002, respectively. The revolving credit agreement contains certain financial covenants which include minimum thresholds for net worth and cash flow, plus maximum thresholds for investments and leverage ratios. The Company was in compliance with these covenants at December 31, 2004.

2004 ANNUAL REPORT

page 61.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2004 and 2003, outstanding seller-financed nonrecourse notes payable were $8.0 million and $7.1 million, respectively.

NOTE H: INCOME TAXES

The Company’s expense for income taxes is summarized as follows:

	YEAR ENDED DECEMBER 31,
(in thousands)	2004	2003	2002

CURRENT
Federal	$181,426	$137,108	$106,722
State	27,079	17,884	17,014

Total current	208,505	154,992	123,736

DEFERRED
Federal	(6,820)	(413)	—
State	(1,018)	(54)	—

Total deferred	(7,838)	(467)	—

Total expense	$200,667	$154,525	$123,736

     The following table reconciles the statutory federal income tax rate to the Company’s effective income tax rate:

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	3.2	3.0	3.6
Other, net	0.3	1.0	1.4

Effective rate	38.5%	39.0%	40.0%

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31 were as follows:

(in thousands)	2004	2003

DEFERRED TAX ASSETS
Warranty, legal and other accruals	$28,227	$30,534
Employee benefits	32,001	23,045
Noncash charge for impairment of long-lived assets	655	950
Other	1,199	665

Total deferred tax assets	62,082	55,194

DEFERRED TAX LIABILITIES
Installment sales method and deferred gains	(5,327)	(7,439)
Capitalized expenses	(8,886)	(8,036)
Other	(2,161)	(2,276)

Total deferred tax liabilities	(16,374)	(17,751)

Net deferred tax asset	$45,708	$37,443

     The Company determined that no valuation allowance for the deferred tax asset was required. The Company had a total current tax liability of $48.4 million and $34.9 million at December 31, 2004 and 2003, respectively. These amounts are reported in the balance sheet in “Accrued and other liabilities.”

2004 ANNUAL REPORT

page 62.

THE RYLAND GROUP

NOTE I: STOCKHOLDERS’ EQUITY

COMMON SHARE PURCHASE RIGHTS

In 1996, the Company adopted a revised stockholder rights plan under which it distributed one common share purchase right for each share of common stock outstanding on January 13, 1997. Each right entitles the holder to purchase one share of common stock at an exercise price of $17.50. The rights become exercisable ten business days after any party acquires, or announces an offer to acquire, 20.0 percent or more of the Company’s common stock. The rights expire January 13, 2007, and are redeemable at $0.0025 per right at any time before ten business days following the time that any party acquires 20.0 percent or more of the Company’s common stock.

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

STOCK SPLITS

On October 10, 2004, the Company’s Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend. Record holders of the Company’s common stock at the close of business on November 15, 2004, were entitled to one additional share for each share held at that time. The new shares were distributed on November 30, 2004.

     On April 24, 2002, the Company’s Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend. Record holders of the Company’s common stock at the close of business on May 15, 2002, were entitled to one additional share for each share held at that time. The new shares were distributed on May 30, 2002.

NOTE J: EMPLOYEE INCENTIVE AND STOCK PLANS

RETIREMENT SAVINGS OPPORTUNITY PLAN (RSOP)

All full-time employees are eligible to participate in the RSOP following 30 days of employment. Part-time employees are eligible to participate in the RSOP following the completion of one thousand hours of service within the first 12 months of employment or within any plan year after the date of hire. Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant’s income into a variety of investment options. Total compensation expense related to the Company’s matching contributions for this plan amounted to $9.3 million, $8.1 million and $7.2 million in 2004, 2003 and 2002, respectively.

     Previously, the Company issued its preferred stock in connection with its matching contributions to those accounts. As a result of the redemption of its preferred stock in 2001, 455,974 and 506,864 shares of common stock were allocated to participants’ accounts at December 31, 2004 and 2003, respectively.

EMPLOYEE STOCK PURCHASE PLAN (ESPP)

All full-time employees of the Company, with the exception of its executive officers, are eligible to participate in the ESPP. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee’s contribution by donating an additional 20.0 percent of the employee’s payroll deduction. Stock is purchased by a plan administrator on a regular monthly basis. All brokerage and transaction fees for purchasing the stock are paid for by the Company. The Company’s expense related to its matching contribution for this plan was $390,000, $321,000 and $258,000 in 2004, 2003 and 2002, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

The Company has supplemental nonqualified retirement plans, which vest over five-year periods beginning in 2003, pursuant to which the Company will pay supplemental pension benefits to key employees upon retirement. In connection with these plans, the Company has purchased cost-recovery life insurance on the lives of certain employees. Insurance contracts associated with the plans are held by trusts established as part of the plans to

2004 ANNUAL REPORT

page 63.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

implement and carry out their provisions and finance their related benefits. The trusts are owners and beneficiaries of such contracts. The amount of coverage is designed to provide sufficient revenue to cover all costs of the plans if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. At December 31, 2004 and 2003, the cash surrender value of these contracts was $13.0 million and $6.1 million, respectively. The net periodic benefit cost of these plans for 2004 was $4.4 million, which included service costs of $4.7 million, interest costs of $677,000 and investment earnings of $1.0 million. The net periodic benefit cost of these plans for the year ended December 31, 2003, was $3.7 million and included service costs of $3.7 million, interest costs of $290,000 and investment earnings of $324,000. The $9.4 million and $4.0 million projected benefit obligations at December 31, 2004 and 2003, respectively, were equal to the net liability recognized in the balance sheet at those dates. For the year ended December 31, 2004, the weighted-average discount rate used for the plans was 7.7 percent, compared to 7.8 percent for the same period in 2003.

EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS

The Ryland Group, Inc. 2002 Equity Incentive Plan (“the Plan”) permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, stock units or any combination of the foregoing to employees. This Plan replaces the Company’s 1992 Equity Incentive Plan, which expired on April 15, 2002. The aggregate number of shares available for issuance under the Plan includes 30,864 shares carried over from the 1992 Equity Incentive Plan and 2.6 million new shares available under the terms of the Plan. Any shares of the Company’s common stock covered by an award (or portion of an award) granted under the Plan or the 1992 Equity Incentive Plan that are forfeited, expired or canceled without delivery of shares of common stock, or which are tendered to the Company as full or partial payment of the exercise price or related tax withholding obligations, will again be available for award under the Plan. The Plan will remain in effect until April 24, 2012, unless it is terminated by the Board of Directors at an earlier date. The options are exercisable at various dates over one- to ten-year periods. Stock options granted in accordance with this plan generally have a maximum term of ten years and vest over three years. At December 31, 2004 and 2003, there were 765,408 and 1,540,584 stock options available for grant, respectively.

     The Ryland Group, Inc. 2004 Non-Employee Director Equity Plan (“the Plan”) provides for automatic grants of nonstatutory stock options to directors for the purchase of shares at prices not less than the fair market value of the shares at the date of grant. The Plan authorized the issuance of one million shares of common stock, in addition to the 353,200 shares carried over from the 2000 Non-Employee Director Equity Plan. All members of the Board of Directors who are not employees of the Company participate in the Plan. The Plan will remain in effect until January 1, 2014, unless it is terminated by the Compensation Committee of the Board of Directors at an earlier date. Stock options fully vest, become exercisable six months after the date of grant and have a maximum term of ten years. Upon termination of service on the Board of Directors, all stock options become fully vested, immediately exercisable and expire three years after the date of termination, regardless of their stated expiration dates. At December 31, 2004 and 2003, 1,153,200 and 353,200 stock options were available for grant, respectively.

     The following is a summary of transactions relating to all stock option plans for each year ended December 31:

	2004		2003		2002

		WEIGHTED-		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE		AVERAGE
		EXERCISE		EXERCISE		EXERCISE
	SHARES	PRICE	SHARES	PRICE	SHARES	PRICE

Options outstanding at beginning of year	6,012,876	$13.11	6,874,796	$10.11	7,346,568	$6.58
Granted	1,016,400	43.45	1,032,300	26.08	1,574,400	21.48
Exercised	(1,452,654)	10.95	(1,762,008)	8.62	(1,939,230)	5.87
Forfeited	(41,224)	25.13	(132,212)	18.19	(106,942)	11.94

Options outstanding at end of year	5,535,398	$19.15	6,012,876	$13.11	6,874,796	$10.11
Available for future grant	1,918,608		1,893,784		2,793,872

Total shares reserved	7,454,006		7,906,660		9,668,668

Options exercisable at end of year	3,676,991	$12.11	3,788,128	$7.76	3,997,936	$6.26
Prices related to options exercised during the year	$3.38–$22.70		$3.41–$22.70		$3.38–11.35	$

2004 ANNUAL REPORT

page 64.

THE RYLAND GROUP

     A summary of stock options outstanding and exercisable at December 31, 2004, follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

		WEIGHTED-
RANGE OF		AVERAGE	WEIGHTED-		WEIGHTED-
EXERCISE	NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
PRICES	OUTSTANDING	LIFE (YEARS)	EXERCISE PRICE	EXERCISABLE	EXERCISE PRICE

$3.19 to $5.97	1,138,922	3.01	$3.89	1,138,922	$3.89
$6.04 to $11.38	1,399,090	5.00	7.69	1,399,090	7.69
$16.68 to $24.44	1,761,586	7.64	20.99	876,669	20.44
$34.70 to $57.54	1,235,800	9.27	43.58	262,310	43.58

     The Company has made several restricted stock awards to senior executives under the 2002 Equity Incentive Plan and its predecessor plans. All restricted stock was awarded in the name of each participant, who had all the rights of other common stockholders, subject to restrictions and forfeiture provisions. Accordingly, such restricted stock awards were considered common stock equivalents. Compensation expense recognized for such awards totaled $14.3 million, $16.1 million and $9.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

     The following is a summary of activity relating to restricted stock awards:

	2004	2003	2002

Restricted shares at January 1	638,600	904,200	500,000
Shares awarded	—	—	730,000
Shares vested	(281,800)	(265,600)	(325,800)

Restricted shares at December 31	356,800	638,600	904,200

     At December 31, 2004, the outstanding restricted shares will vest as follows: 2005 — 168,800; 2006 — 94,000; and 2007 — 94,000.

     All outstanding stock options and restricted stock awards have been granted in accordance with the terms of the 2002 Equity Incentive Plan, the 2004 Non-Employee Director Equity Plan and their respective predecessor plans, which were approved by the Company’s stockholders.

NOTE K: COMMITMENTS AND CONTINGENCIES

COMMITMENTS

In the normal course of business, the Company acquires rights under option agreements to purchase land or lots for use in future homebuilding operations. At December 31, 2004, it had related cash deposits and letters of credit outstanding of $134.3 million for land options and land purchase contracts having a total purchase price of $1.9 billion. At December 31, 2004, the Company had commitments with respect to option contracts having specific performance provisions of approximately $117.2 million, compared to $51.5 million at December 31, 2003.

     Rent expense primarily relates to office facilities, model homes, furniture and equipment.

	YEAR ENDED DECEMBER 31,
(in thousands)	2004	2003	2002

Total rent expense	$16,934	$17,937	$20,058
Less income from subleases	(295)	(215)	(1,233)

Net rent expense	$16,639	$17,722	$18,825

2004 ANNUAL REPORT

page 65.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows:

(in thousands)

2005	$8,087
2006	8,177
2007	6,555
2008	5,845
2009	3,658
Thereafter	3,183
Less sublease income	(515)

Total lease commitments	$34,990

CONTINGENCIES

As an on-site housing producer, the Company is often required by some municipalities to obtain development or performance bonds and letters of credit in support of its contractual obligations. At December 31, 2004, total development bonds were $302.9 million and total deposits and letters of credit were $74.4 million. In the event that any such bonds or letters of credit are called, the Company would be required to reimburse the issuer; however, it does not expect that any currently outstanding bonds or letters of credit will be called.

     IRLCs represent loan commitments with customers at market rates generally up to 180 days before settlement. At December 31, 2004, the Company had outstanding IRLCs totaling $94.8 million. Hedging contracts are entered into to mitigate the risk associated with interest rate fluctuations on IRLCs. (See further discussion of IRLCs in Note F.)

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

     Changes in the Company’s product liability during the period are as follows:

(in thousands)	2004	2003

Balance at January 1	$34,258	$29,860
Warranties issued	16,621	16,668
Settlements made	(21,287)	(16,201)
Changes in liability for accruals related to pre-existing warranties	3,498	3,931

Balance at December 31	$33,090	$34,258

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

2004 ANNUAL REPORT

page 66.

THE RYLAND GROUP

NOTE L: SUPPLEMENTAL GUARANTOR INFORMATION

The Company’s obligations to pay principal, premium, if any, and interest under its $500.0 million unsecured revolving credit facility; the 8.0 percent senior notes due August 2006; the 5.4 percent senior notes due June 2008; and the 9.8 percent senior notes due September 2010 are guaranteed on a joint and several basis by substantially all of its wholly-owned homebuilding subsidiaries (the “Guarantor Subsidiaries”). Such guarantees are full and unconditional.

     In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, the accompanying condensed consolidating financial statements have been included. Management does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and are, therefore, not presented.

     The following information presents the consolidating statements of earnings, financial position and cash flows for (i) the parent company and issuer,The Ryland Group, Inc. (“TRG, Inc.”); (ii) the Guarantor Subsidiaries; (iii) the non-guarantor subsidiaries; and (iv) the consolidation eliminations used to arrive at the consolidated information for The Ryland Group, Inc. and subsidiaries.

CONSOLIDATING STATEMENT OF EARNINGS

	YEAR ENDED DECEMBER 31, 2004
			NON-
		GUARANTOR	GUARANTOR	CONSOLIDATING	CONSOLIDATED
(in thousands)	TRG, INC.	SUBSIDIARIES	SUBSIDIARIES	ELIMINATIONS	TOTAL

REVENUES
Homebuilding	$2,403,614	$1,551,529	$1,341	$(89,398)	$3,867,086
Financial services	—	—	84,735	—	84,735

TOTAL REVENUES	2,403,614	1,551,529	86,076	(89,398)	3,951,821

EXPENSES
Cost of sales	1,832,163	1,219,981	1,341	(89,398)	2,964,087
Selling, general and administrative	219,388	153,160	112	—	372,660
Financial services	—	—	26,825	—	26,825
Corporate	15,735	50,075	—	—	65,810
Interest	(5,484)	5,694	1,017	—	1,227

TOTAL EXPENSES	2,061,802	1,428,910	29,295	(89,398)	3,430,609

Earnings before taxes	341,812	122,619	56,781	—	521,212
Tax expense	131,597	47,209	21,861	—	200,667
Equity in net earnings of subsidiaries	110,330	—	—	(110,330)	—

NET EARNINGS	$320,545	$75,410	$34,920	$(110,330)	$320,545

2004 ANNUAL REPORT

page 67.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING STATEMENT OF EARNINGS

	YEAR ENDED DECEMBER 31, 2003
			NON-
		GUARANTOR	GUARANTOR	CONSOLIDATING	CONSOLIDATED
(in thousands)	TRG, INC.	SUBSIDIARIES	SUBSIDIARIES	ELIMINATIONS	TOTAL

REVENUES
Homebuilding	$2,153,561	$1,317,300	$—	$(115,411)	$3,355,450
Financial services	—	—	88,679	—	88,679

TOTAL REVENUES	2,153,561	1,317,300	88,679	(115,411)	3,444,129

EXPENSES
Cost of sales	1,671,666	1,059,627	93	(115,411)	2,615,975
Selling, general and administrative	203,246	130,401	79	—	333,726
Financial services	—	—	24,339	—	24,339
Corporate	15,378	45,885	—	—	61,263
Interest	134	5,898	1,491	—	7,523
Expenses related to early retirement of debt	5,086	—	—	—	5,086

TOTAL EXPENSES	1,895,510	1,241,811	26,002	(115,411)	3,047,912

Earnings before taxes	258,051	75,489	62,677	—	396,217
Tax expense	100,640	29,441	24,444	—	154,525
Equity in net earnings of subsidiaries	84,281	—	—	(84,281)	—

NET EARNINGS	$241,692	$46,048	$38,233	$(84,281)	$241,692

CONSOLIDATING STATEMENT OF EARNINGS

	YEAR ENDED DECEMBER 31, 2002
			NON-
		GUARANTOR	GUARANTOR	CONSOLIDATING	CONSOLIDATED
(in thousands)	TRG, INC.	SUBSIDIARIES	SUBSIDIARIES	ELIMINATIONS	TOTAL

REVENUES
Homebuilding	$1,745,222	$1,122,661	$—	$(62,828)	$2,805,055
Financial services	—	—	72,158	—	72,158

TOTAL REVENUES	1,745,222	1,122,661	72,158	(62,828)	2,877,213

EXPENSES
Cost of sales	1,350,717	928,077	93	(62,828)	2,216,059
Selling, general and administrative	167,428	113,543	78	—	281,049
Financial services	—	—	21,299	—	21,299
Corporate	11,383	28,692	—	—	40,075
Interest	(132)	6,958	2,565	—	9,391

TOTAL EXPENSES	1,529,396	1,077,270	24,035	(62,828)	2,567,873

Earnings before taxes	215,826	45,391	48,123	—	309,340
Tax expense	86,330	18,157	19,249	—	123,736
Equity in net earnings of subsidiaries	56,108	—	—	(56,108)	—

NET EARNINGS	$185,604	$27,234	$28,874	$(56,108)	$185,604

2004 ANNUAL REPORT

page 68.

THE RYLAND GROUP

CONSOLIDATING BALANCE SHEET

	DECEMBER 31, 2004
			NON-
		GUARANTOR	GUARANTOR	CONSOLIDATING	CONSOLIDATED
(in thousands)	TRG, INC.	SUBSIDIARIES	SUBSIDIARIES	ELIMINATIONS	TOTAL

ASSETS
Cash and cash equivalents	$36,090	$31,390	$20,908	$—	$88,388
Consolidated inventories owned	1,118,062	761,953	—	—	1,880,015
Consolidated inventories not owned	2,398	9,298	132,422	—	144,118

Total inventories	1,120,460	771,251	132,422	—	2,024,133
Property, plant and equipment	30,024	20,234	—	—	50,258
Net deferred taxes	49,524	—	(3,816)	—	45,708
Purchase price in excess of net assets acquired	15,383	2,802	—	—	18,185
Investment in subsidiaries	95,408	—	—	(95,408)	—
Other	124,396	19,522	54,380	—	198,298

TOTAL ASSETS	1,471,285	845,199	203,894	(95,408)	2,424,970

LIABILITIES
Accounts payable	121,362	76,470	2,779	—	200,611
Accrued and other liabilities	386,023	67,802	46,983	—	500,808
Debt	547,612	840	10,490	—	558,942
Intercompany payables	(403,987)	285,782	(107,177)	225,382	—

TOTAL LIABILITIES	651,010	430,894	(46,925)	225,382	1,260,361

MINORITY INTEREST	—	—	107,775	—	107,775

STOCKHOLDERS’ EQUITY	820,275	414,305	143,044	(320,790)	1,056,834

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,471,285	$845,199	$203,894	$(95,408)	$2,424,970

CONSOLIDATING BALANCE SHEET

	DECEMBER 31, 2003
			NON-
		GUARANTOR	GUARANTOR	CONSOLIDATING	CONSOLIDATED
(in thousands)	TRG, INC.	SUBSIDIARIES	SUBSIDIARIES	ELIMINATIONS	TOTAL

ASSETS
Cash and cash equivalents	$34,434	$278,767	$3,503	$—	$316,704
Consolidated inventories owned	821,009	515,775	—	—	1,336,784
Consolidated inventories not owned	962	2,255	56,651	—	59,868

Total inventories	821,971	518,030	56,651	—	1,396,652
Property, plant and equipment	25,478	15,375	—	—	40,853
Net deferred taxes	41,857	—	(4,414)	—	37,443
Purchase price in excess of net assets acquired	15,383	2,802	—	—	18,185
Investment in subsidiaries	66,700	—	—	(66,700)	—
Other	83,104	22,052	92,597	—	197,753

TOTAL ASSETS	1,088,927	837,026	148,337	(66,700)	2,007,590

LIABILITIES
Accounts payable	105,557	49,445	2,486	—	157,488
Accrued and other liabilities	307,630	57,781	29,622	—	395,033
Debt	545,953	1,669	26,254	—	573,876
Intercompany payables	(458,196)	389,236	(74,800)	143,760	—

TOTAL LIABILITIES	500,944	498,131	(16,438)	143,760	1,126,397

MINORITY INTEREST	—	—	56,651	—	56,651

STOCKHOLDERS’ EQUITY	587,983	338,895	108,124	(210,460)	824,542

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,088,927	$837,026	$148,337	$(66,700)	$2,007,590

2004 ANNUAL REPORT

page 69.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2004
			NON-
		GUARANTOR	GUARANTOR	CONSOLIDATING	CONSOLIDATED
(in thousands)	TRG, INC.	SUBSIDIARIES	SUBSIDIARIES	ELIMINATIONS	TOTAL

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$320,545	$75,410	$34,920	$(110,330)	$320,545
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	23,287	14,609	623	—	38,519
Changes in assets and liabilities:
Increase in inventories	(298,489)	(253,221)	(33,852)	—	(585,562)
Net change in other assets, payables and other liabilities	57,067	(63,878)	16,113	110,330	119,632
Tax benefit from exercise of stock options	17,475	—	—	—	17,475
Other operating activities, net	10,920	—	—	—	10,920

Net cash provided by (used for) operating activities	130,805	(227,080)	17,804	—	(78,471)

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(26,370)	(19,468)	(1,293)	—	(47,131)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	—	—	19,336	—	19,336

Net cash (used for) provided by investing activities	(26,370)	(19,468)	18,043	—	(27,795)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings	1,659	(829)	(15,764)	—	(14,934)
Common stock dividends	(9,661)	—	—	—	(9,661)
Common stock repurchases	(118,296)	—	—	—	(118,296)
Proceeds from stock option exercises	15,907	—	—	—	15,907
Other financing activities, net	7,612	—	(2,678)	—	4,934

Net cash used for financing activities	(102,779)	(829)	(18,442)	—	(122,050)

Net increase (decrease) in cash and cash equivalents	1,656	(247,377)	17,405	—	(228,316)
Cash and cash equivalents at beginning of year	34,434	278,767	3,503	—	316,704

CASH AND CASH EQUIVALENTS AT END OF YEAR	$36,090	$31,390	$20,908	$—	$88,388

2004 ANNUAL REPORT

page 70.

THE RYLAND GROUP

CONSOLIDATING STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2003
			NON-
		GUARANTOR	GUARANTOR	CONSOLIDATING	CONSOLIDATED
(in thousands)	TRG, INC.	SUBSIDIARIES	SUBSIDIARIES	ELIMINATIONS	TOTAL

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$241,692	$46,048	$38,233	$(84,281)	$241,692
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	24,261	11,253	922	—	36,436
Changes in assets and liabilities:
Increase in inventories	(148,412)	(91,577)	—	—	(239,989)
Net change in other assets, payables and other liabilities	(44,754)	81,683	(37,911)	84,281	83,299
Tax benefit from exercise of stock options	17,120	—	—	—	17,120
Other operating activities, net	913	—	—	—	913

Net cash provided by operating activities	90,820	47,407	1,244	—	139,471

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(20,266)	(11,342)	(933)	—	(32,541)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	—	—	18,672	—	18,672

Net cash (used for) provided by investing activities	(20,266)	(11,342)	17,739	—	(13,869)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt	150,000	—	—	—	150,000
Repayment of long-term debt	(100,000)	—	—	—	(100,000)
Increase (decrease) in short-term borrowings	1,661	1,669	(16,891)	—	(13,561)
Common stock dividends	(2,020)	—	—	—	(2,020)
Common stock repurchases	(130,939)	—	—	—	(130,939)
Proceeds from stock option exercises	15,190	—	—	—	15,190
Other financing activities, net	5,593	—	(2,606)	—	2,987

Net cash (used for) provided by financing activities	(60,515)	1,669	(19,497)	—	(78,343)

Net increase (decrease) in cash and cash equivalents	10,039	37,734	(514)	—	47,259
Cash and cash equivalents at beginning of year	24,395	241,033	4,017	—	269,445

CASH AND CASH EQUIVALENTS AT END OF YEAR	$34,434	$278,767	$3,503	$—	$316,704

2004 ANNUAL REPORT

page 71.

THE RYLAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATING STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31,2002
			NON-
		GUARANTOR	GUARANTOR	CONSOLIDATING	CONSOLIDATED
(in thousands)	TRG, INC.	SUBSIDIARIES	SUBSIDIARIES	ELIMINATIONS	TOTAL

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$185,604	$27,234	$28,874	$(56,108)	$185,604
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	20,020	11,831	819	—	32,670
Changes in assets and liabilities:
Increase in inventories	(139,594)	(61,029)	—	—	(200,623)
Net change in other assets, payables and other liabilities	11,815	14,511	(29,568)	56,108	52,866
Tax benefit from exercise of stock options	12,103	—	—	—	12,103
Other operating activities, net	5,095	—	—	—	5,095

Net cash provided by (used for) operating activities	95,043	(7,453)	125	—	87,715

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(22,185)	(13,191)	(1,171)	—	(36,547)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	—	—	25,314	—	25,314

Net cash (used for) provided by investing activities	(22,185)	(13,191)	24,143	—	(11,233)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term borrowings	(535)	—	(18,974)	—	(19,509)
Common stock dividends	(2,148)	—	—	—	(2,148)
Common stock repurchases	(95,916)	—	—	—	(95,916)
Proceeds from stock option exercises	11,382	—	—	—	11,382
Other financing activities, net	6,284	—	(5,440)	—	844

Net cash used for financing activities	(80,933)	—	(24,414)	—	(105,347)

Net decrease in cash and cash equivalents	(8,075)	(20,644)	(146)	—	(28,865)
Cash and cash equivalents at beginning of year	32,470	261,677	4,163	—	298,310

CASH AND CASH EQUIVALENTS AT END OF YEAR	$24,395	$241,033	$4,017	$—	$269,445

NOTE M: SUBSEQUENT EVENT

In January 2005, the Company sold $250.0 million aggregate principal amount of its 5.4 percent senior notes due 2015. The Company received net proceeds of approximately $247.3 million from this offering, before certain administrative expenses, which it expects to use for general corporate purposes.

     The Company will pay interest semiannually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The notes will mature on January 15, 2015, and may be redeemed, in whole or in part, prior to their maturity at the redemption prices described in the prospectus supplement. Additionally, the notes are subject to certain restrictive covenants which include, among other things, limitations on change of control; liens and guarantees; sale of assets; and sale and leaseback of assets.

     Payment of principal and interest on the notes will be guaranteed, jointly and severally, by substantially all of the Company’s direct and indirect wholly-owned homebuilding subsidiaries. The guarantees will rank equally with all other unsecured and unsubordinated indebtedness of such subsidiaries.

2004 ANNUAL REPORT

page 72.

THE RYLAND GROUP

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS
THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Ryland Group, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
Los Angeles, California
February 22, 2005

2004 ANNUAL REPORT

page 73.

THE RYLAND GROUP

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS
THE RYLAND GROUP, INC.

We have audited management’s assessment, included in the accompanying Report of Management, that The Ryland Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management’s assessment that The Ryland Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion,The Ryland Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated February 22, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
Los Angeles, California
February 22, 2005

2004 ANNUAL REPORT

page 74.

THE RYLAND GROUP

REPORT OF MANAGEMENT

Management of the Company is responsible for the integrity and accuracy of the financial statements and all other annual report information. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management’s judgments and estimates.

     The accounting systems, which record, summarize and report financial information, are supported by internal control systems designed to provide reasonable assurance, at an appropriate cost, that the assets are safeguarded and that transactions are recorded in accordance with Company policies and procedures. Developing and maintaining these systems are the responsibility of management. Proper selection, training and development of personnel also contribute to the effectiveness of the internal control systems. For the purpose of evaluating and documenting its systems of internal control, management elected to use the integrated framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s systems, evaluation and test results were documented. The Company’s internal auditors regularly test these systems. Based on its evaluation, management believes that its systems of internal control over financial reporting were effective and is not aware of any material weaknesses.

     The Company’s independent registered public accounting firm also reviewed and tested the effectiveness of these systems to the extent it deemed necessary to express an opinion on the consolidated financial statements and systems of internal control; an attestation report on management’s assessment of the Company’s internal control over financial reporting was then issued.

     The Audit Committee of the Board of Directors periodically meets with management, the internal auditors and the independent registered public accounting firm to review accounting, auditing and financial matters. Both internal auditors and the independent registered public accounting firm have unrestricted access to the Audit Committee.

Gordon A. Milne
Executive Vice President and
Chief Financial Officer

David L. Fristoe
Senior Vice President,Controller and
Chief Accounting Officer

2004 ANNUAL REPORT

page 75.

THE RYLAND GROUP

QUARTERLY FINANCIAL DATA AND COMMON STOCK
PRICES AND DIVIDENDS

QUARTERLY FINANCIAL DATA

(in thousands, except share data) unaudited				2004				2003

	DEC. 31	SEPT. 30	JUN. 30	MAR. 31	DEC. 31	SEPT. 30	JUN. 30	MAR. 31

CONSOLIDATED RESULTS
Revenues	$1,244,379	$1,034,322	$918,521	$754,599	$1,072,238	$872,184	$840,031	$659,676
Earnings before taxes	176,675	134,908	124,408	85,221	141,219	101,307	90,072	63,619
Tax expense	68,020	51,939	47,898	32,810	55,076	37,973	36,028	25,448

Net earnings	$108,655	$82,969	$76,510	$52,411	$86,143	$63,334	$54,044	$38,171
Net earnings per common share:
Basic	$2.29	$1.75	$1.60	$1.09	$1.75	$1.28	$1.08	$0.76
Diluted	2.17	1.66	1.51	1.03	1.65	1.20	1.02	0.72
Weighted-average common shares outstanding:
Basic	47,481	47,368	47,918	47,947	49,096	49,537	49,923	50,312
Diluted	50,026	49,920	50,561	50,976	52,364	52,723	53,200	53,266

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the New York Stock Exchange, trading under the symbol RYL.

The number of common stockholders of record at February 7, 2005, was 2,796.

The table below presents high and low market prices and dividend information for the Company.
(See Note G for dividend restrictions.)

			DIVIDENDS				DIVIDENDS
			DECLARED				DECLARED
2004	HIGH	LOW	PER SHARE	2003	HIGH	LOW	PER SHARE

First quarter	$46.30	$36.07	$0.05	First quarter	$22.34	$17.60	$0.01
Second quarter	44.25	36.34	0.05	Second quarter	38.42	22.12	0.01
Third quarter	46.95	34.69	0.05	Third quarter	38.28	31.45	0.01
Fourth quarter	57.63	42.45	0.06	Fourth quarter	47.07	38.94	0.05

2004 ANNUAL REPORT