Form 10-K, Exhibit 13
period 2005-12-31
RYLAND GROUP INC
filed 2006-02-24
CIK 85974

Exhibit 13

Excerpt from Annual Report to Shareholders for the Year Ended December 31, 2005

The following pages represent pages 42 through 88 of The Ryland Group, Inc.'s Annual Report to Shareholders for the Year Ended December 31, 2005, and include Selected Financial Data; Management's Discussion and Analysis of Results of Operations and Financial Condition; Consolidated Financial Statements and the related notes thereto; Report of Management; Reports of Independent Registered Public Accounting Firm; and Quarterly Financial Data and Common Stock Prices and Dividends.

The Ryland Group	2005 Annual Report	Page 42
Selected Financial Data

(in millions, except share data) unaudited	2005		2004		2003		2002		2001
ANNUAL RESULTS

REVENUES
Homebuilding	$4,726		$3,867		$3,355		$2,805		$2,684
Financial services	92		85		89		72		63
TOTAL REVENUES	4,818		3,952		3,444		2,877		2,747
Cost of sales	3,538		2,964		2,616		2,216		2,182
Selling, general and administrative expenses	550		466		419		342		316
Interest expense	1		1		8		10		24
Expenses related to early retirement of debt	8		—		5		—		7
Earnings before taxes	721		521		396		309		218
Tax expense	274		201		154		124		86
NET EARNINGS	$447		$320		$242		$185		$132

YEAR-END POSITION
ASSETS
Cash and cash equivalents	$461		$88		$317		$269		$298
Housing inventories	2,580		2,024		1,397		1,100		899
Other assets	346		313		294		289		314
TOTAL ASSETS	3,387		2,425		2,008		1,658		1,511
LIABILITIES
Debt	922		559		574		537		557
Other liabilities and minority interest	1,089		809		609		441		391
TOTAL LIABILITIES	2,011		1,368		1,183		978		948
STOCKHOLDERS’ EQUITY	$1,376		$1,057		$825		$680		$563
PER COMMON SHARE DATA
NET EARNINGS
Basic	$9.52		$6.72		$4.86		$3.51		$2.47
Diluted	9.03		6.36		4.56		3.32		2.32
DIVIDENDS DECLARED	$0.30		$0.21		$0.08		$0.04		$0.04
STOCKHOLDERS’ EQUITY PER SHARE	29.68		22.32		16.98		13.46		10.65
OTHER FINANCIAL DATA
EBITDA[1]	$810		$603		$478		$384		$311
EBITDA/interest incurred[2]	12.2	x	11.3	x	9.5	x	7.8	x	5.6	x
Return on beginning equity[3]	42.3%		38.9%		35.5%		33.0%		29.1%
Debt-to-total capital[4]	40.1%		34.6%		41.0%		44.1%		49.7%

1 EBITDA (earnings before interest, taxes, depreciation and amortization) is a measure commonly used in the homebuilding industry and is presented to assist in understanding the ability of the operations of The Ryland Group, Inc. and its subsidiaries (“the Company”) to generate cash beyond that which is needed to service existing interest requirements and ongoing tax obligations. EBITDA equals net earnings before (a) interest expense; (b) previously capitalized interest amortized to cost of sales;(c) income taxes; and (d) depreciation and amortization. EBITDA is not a financial measure recognized in accordance with generally accepted accounting principles (GAAP). EBITDA should neither be considered an alternative to net earnings determined in accordance with GAAP as an indicator of operating performance nor an alternative to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity.

2 EBITDA/interest incurred is calculated as EBITDA (defined above) divided by total interest incurred, which is the sum of interest expense and capitalized interest for the period.

3 Return on beginning equity is calculated as net earnings divided by total stockholders’ equity at the beginning of the period.

4 Debt-to-total capital is calculated as debt divided by the sum of debt and total stockholders’ equity.

The Ryland Group	2005 Annual Report	Page 43
Selected Financial Data

The following table sets forth the computation of EBITDA for each period presented.

	YEAR ENDED DECEMBER 31,
(in thousands)	2005	2004	2003	2002	2001
Earnings before taxes	$721,051	$521,212	$396,217	$309,340	$218,336
Interest expense	738	1,227	7,523	9,391	23,652
Capitalized interest amortized to cost of sales	45,483	41,764	38,263	32,162	31,878
Depreciation and amortization	43,166	38,519	36,436	32,670	37,068
EBITDA	$810,438	$602,722	$478,439	$383,563	$310,934

A reconciliation of EBITDA to net cash provided by operations, the most directly comparable GAAP measure, is provided below for each period presented.

	YEAR ENDED DECEMBER 31,
(in thousands)	2005	2004	2003	2002	2001
Net cash provided by (used for) operating activities	$216,264	$(78,471)	$139,471	$87,715	$182,736
Increase in inventory	490,971	585,562	239,989	200,623	10,984
Tax expense	273,999	200,667	154,525	123,736	86,243
Interest expense	738	1,227	7,523	9,391	23,652
Capitalized interest amortized to cost of sales	45,483	41,764	38,263	32,162	31,878
Net change in other assets, payables and other liabilities	(194,220)	(119,632)	(83,299)	(52,866)	(22,404)
Tax benefit from exercise of stock options and vesting of restricted stock	(30,505)	(17,475)	(17,120)	(12,103)	(8,337)
Other	7,708	(10,920)	(913)	(5,095)	6,182
EBITDA	$810,438	$602,722	$478,439	$383,563	$310,934

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

•       increased costs and delays in land development or home construction resulting from adverse weather conditions;

•       potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations or governmental policies (including those that affect zoning, density, building standards and the environment);

•       delays in obtaining approvals from applicable regulatory agencies and others in connection with the Company’s communities and land activities;

•       the risk factors set forth in the Company’s most recent Annual Report on Form 10-K; and

•       other factors over which the Company has little or no control.

The Ryland Group	2005 Annual Report	Page 44
Management’s Discussion and Analysis of Results of Operations and Financial Condition

With headquarters in Southern California, The Ryland Group, Inc. and its subsidiaries (“the Company”) is one of the nation’s largest homebuilders and a leading mortgage-finance company. The Company is a Fortune 500 company and is traded on the New York Stock Exchange (NYSE) under the symbol “RYL.” Founded in 1967, the Company has built more than 250,000 homes during its 38-year history. In addition, Ryland Mortgage Company (RMC), has provided mortgage financing and related services for more than 210,000 homebuyers.

The Company consists of two operating business segments: homebuilding and financial services. The home-building operations are, by far, the most substantial part of its business, comprising approximately 98 percent of consolidated revenues in fiscal year 2005. The homebuilding segment generates nearly all of its revenues from the sale of completed homes, with a lesser amount from the sale of land and lots. The Company’s operations span all significant aspects of the home buying process—from design, construction and sale to mortgage origination, title insurance, escrow and homeowners insurance brokerage services. In addition to building single-family detached homes, the Company also builds attached homes, such as town homes and condominiums, including some mid-rise buildings, which share common walls and roofs. It builds homes for entry-level buyers, as well as for first- and second-time move-up buyers. The Company’s prices range from $92,000 to more than $600,000, with the average price of a Ryland home closed during 2005 being $278,000.

Over the last 12 years, the Company has concentrated on expanding its operations by investing its available capital into both existing and new markets. It believes that measured “organic” growth avoids the risk, debt, intangible assets and distractions associated with external acquisitions.

The Company focuses on achieving a high return on invested capital and profitable operations in every one of its markets. New communities are evaluated based on return and profitability benchmarks, and both senior and local management are incentivized based on their ability to achieve such returns. Management continually monitors the land acquisition process, sales revenues, margins and returns achieved in each of the Company’s markets as part of its evaluation of the use of its capital.

The Company is highly diversified throughout the United States, with no more than ten percent and 20 percent of its deployed capital allocated to any given market or geographic area, respectively. The Company believes diversification minimizes exposure to economic and market fluctuations and enhances growth potential. Capital is strategically allocated to avoid concentration in any given geographic area and to circumvent the accompanying risk associated with excessive dependence on local market anomalies. Subject to economic conditions, the Company plans to continue expanding in its existing markets and strives to be among the largest builders in each of those markets. It also intends to continue diversification by entering new markets, primarily through establishing start-up or satellite operations in markets near its existing divisions.

The Company’s national scale has provided increased opportunities for negotiation of volume discounts and rebates from national and regional material suppliers. Additionally, it has greater access to a lower cost of capital due to the strength and transparency of its balance sheet, as well as its lending and capital markets relationships. The Company’s economies of scale and diversification have contributed to significant improvements in its operating margins.

Committed to product innovation, the Company conducts ongoing research into consumer preferences and trends. It is constantly adapting and improving house plans, design features, customized options and mortgage programs. The Company strives to offer value, selection, location and quality to all homebuyers.

The Company is dedicated to building quality homes and customer relationships. With customer satisfaction as a major priority, it continues to make innovative enhancements designed to attract homebuyers. During 2005, the Company developed new training programs for service representatives and on-line systems for tracking requests, processing issues and improving customer interaction. In addition, the Company entered into a contract with Eliant, an organization which analyzes customer feedback, in order to better serve homebuyers’ needs.

The Ryland Group	2005 Annual Report	Page 45
Management’s Discussion and Analysis of Results of Operations and Financial Condition

In addition to being an added value to customers, RMC greatly enhances the Company’s profitability while limiting its risk. A competitively high capture rate for mortgage financing allows the homebuilder to monitor its backlog and closing process. Risk is further reduced because substantially all loans are sold on the day they close to a third party, which the third party then services and manages.

The Company enters into land development joint ventures from time to time as a means of building lot positions, reducing its risk profile and enhancing its return on capital. It often partners with developers, other homebuilders or financial investors to develop finished lots for sale to the joint ventures’ members or other third parties.

Ryland homes are built on-site and marketed in three major geographic regions. At December 31, 2005, the Company operated in the following metropolitan areas:

REGION	MAJOR MARKETS SERVED
North Central
North	Baltimore, Chicago, Cincinnati, Delaware, Indianapolis, Minneapolis and Washington, D.C.
Texas	Austin, Dallas, Houston and San Antonio
Southeast	Atlanta, Charleston, Charlotte, Fort Myers, Greensboro, Greenville, Jacksonville, Orlando and Tampa
West	California’s Central Valley, California’s Inland Empire, Denver, Las Vegas, Phoenix, Sacramento and the San Diego Area

The Company has decentralized its operations to provide more flexibility to local division presidents and management teams. Each of its 22 homebuilding divisions across the country generally consists of a division president, a controller and other management personnel focused on land entitlement, acquisition and development; sales, construction, customer service, and purchasing; as well as accounting and administrative personnel. The Company’s operations in its homebuilding markets may differ due to a number of market-specific factors. These factors include regional economic conditions and job growth; land availability and local land development; consumer preferences; competition from other homebuilders; and home resale activity. The Company not only considers each of these factors upon entering into new markets, but also in determining the extent of its operations and capital allocation in existing markets. The Company’s local management teams are familiar with these factors and their market experience and expertise are critical in making decisions regarding local operations.

The Company provides oversight and centralizes key elements of its homebuilding business through its corporate and regional offices. Corporate is a non-operating business segment whose purpose is to support operations. Corporate departments are responsible for establishing operational policies and internal control standards; implementing strategic initiatives; and monitoring compliance with policies and controls throughout the Company’s operations. Corporate acts as an internal source of capital and provides financial, human resources, information technology, insurance, legal, marketing, national purchasing and tax compliance services, as well as performing the administrative functions associated with a publicly traded entity. The Company has three regional offices, which generally consist of a region president; a chief financial officer; real estate legal counsel; and other management personnel focused on human resources, marketing and operations. Regional offices provide oversight and standardization where appropriate. The region staff monitors activities by using various operational metrics in order to achieve Company return benchmarks.

Ryland markets attached and detached single-family homes, which are generally targeted to entry-level and first- and second-time move-up buyers. The Company’s diverse product line is tailored to the local styles and preferences found in each of its geographic markets. The product line offered in a particular community is determined in conjunction with the land acquisition process and is dependent upon a number of factors, including consumer preferences, competitive product offerings and development costs. Architectural services are generally outsourced to increase creativity and to ensure that the Company’s home designs are consistent with local market preferences.

The Ryland Group	2005 Annual Report	Page 46
Management’s Discussion and Analysis of Results of Operations and Financial Condition

Homebuyers are able to customize certain features of their homes by selecting from numerous options and upgrades displayed in the Company’s model homes and design centers. These design centers, which are conveniently located in most of the Company’s markets, also represented an increasing source of additional revenue and profit for the Company. Custom options contributed in excess of 11 percent of revenues in 2005 and significantly higher margins than base homes.

RESULTS OF OPERATIONS

Earnings, revenues, new orders and deliveries of homes reached record-breaking highs for the seventh consecutive year in 2005. These trends were indicative of another year of favorable economic and demographic environments, as well as of the Company’s ability to deliver a competitive product in superior locations while achieving higher relative economies through cost-saving initiatives. In 2005, the Company’s internally generated top- and bottom-line growth was fueled by increased volume and operating profits. The Company improved its Fortune 500 ranking and maintained its investment-grade rating while lowering the average interest rate on its debt. The Company continues to make significant investments in new marketing initiatives, product development, customer service, training and technology, all of which are critical to streamlining processes and improving the customer’s experience.

The Company reported consolidated net earnings of $447.1 million, or $9.03 per diluted share, for 2005, compared to $320.5 million, or $6.36 per diluted share, for 2004 and $241.7 million, or $4.56 per diluted share, for 2003. These net earnings increases resulted from higher revenues, increased operating margins and decreased expenses for its homebuilding operations.

The Company’s revenues reached a historical high of $4.8 billion for 2005, up 21.9 percent from $4.0 billion for 2004. Total revenues for 2004 exceeded 2003 levels by $507.7 million, or 14.7 percent. Homebuilding pretax operating margins increased to 15.6 percent for 2005, compared to 13.7 percent for 2004 and 11.8 percent for 2003.

EBITDA was $810.4 million for the year ended December 31, 2005, compared to $602.7 million and $478.4 million for the same period in 2004 and 2003, respectively. The Company’s ratio of EBITDA to interest incurred improved to 12.2 for the year ended December 31, 2005, compared to 11.3 for 2004 and 9.5 for 2003.

The Company generated significantly more cash flow from its operational growth and continued to position itself for expansion in 2006 with a 24.5 percent increase in inventory owned and 75,671 lots under control, or a projected four- to five-year supply. Its balance sheet exemplifies strength, low risk and transparency. Goodwill of $18.2 million was among the lowest in the industry. The Company’s debt-to-capital ratio was 40.1 percent at December 31, 2005, despite adding $353.0 million of new low-rate financing during the year.

The Ryland Group	2005 Annual Report	Page 47
Management’s Discussion and Analysis of Results of Operations and Financial Condition

Stockholders’ equity increased 30.2 percent, or $319.2 million, during 2005, compared to an increase of 28.2 percent, or $232.3 million, during 2004. As a result of balancing cash outlays among achieving growth objectives, common stock repurchases and increasing dividends, stockholders’ equity per share increased 33.0 percent, to $29.68 in 2005, compared to $22.32 in 2004. The Company’s book value at December 31, 2005, was 98.7 percent tangible. The Company is not a significant participant in off-balance sheet type financing outside of traditional option contracts with land developers, and its investment in joint ventures represents less than one percent of its total assets.

During 2005, the Company continued to deliver superior returns to stockholders while maintaining its strategically low-risk model. In addition, it has focused on developing competitive advantages through training and technology initiatives. Revenues grew 21.9 percent, net earnings increased 39.5 percent, diluted earnings per share improved 42.0 percent, EBITDA increased 34.5 percent, return on beginning equity was 42.3 percent, return on beginning capital5 was 29.4 percent and inventory was turned 1.5 times. Dividends declared were doubled for the second time in two years. The Company’s returns remained among the highest in the industry and Fortune 500 companies. The Company’s credit quality continues to improve, and its financial position is stronger than at any time in its history.

HOMEBUILDING

New orders represent sales contracts that have been signed by the homebuyer and approved by the Company, subject to cancellation. The dollar value of new order contracts increased $702.5 million, or 15.8 percent, to $5.1 billion at December 31, 2005, from $4.4 billion at December 31, 2004 and $3.6 billion at December 31, 2003. Unit orders increased 3.8 percent in 2005 and 11.1 percent in 2004. The Company continued to diversify geographically as newer markets in the West and Southeast contributed more significant gains during the year.

5 Return on beginning capital is calculated by dividing net earnings before tax-affected interest by the sum of beginning debt and total stockholders’ equity.

The Ryland Group	2005 Annual Report	Page 48
Management’s Discussion and Analysis of Results of Operations and Financial Condition

New orders for 2005 increased 12.2 percent in Texas and 12.4 percent in the Southeast, but decreased 1.9 percent in the North and 7.2 percent in the West. In 2005, new order trends were generally driven by historically low interest rates and expansion plans but declined slightly in the fourth quarter in the California, Chicago, Phoenix, Mid-Atlantic and Twin Cities markets, due, in part, to increased price appreciation having a moderating effect on consumer demand, and in Las Vegas due to product shortages resulting, in part, from delays in development, processing and approval times for new projects. New orders for 2004 increased 0.8 percent in the North, 5.0 percent in Texas, 7.8 percent in the Southeast and 37.4 percent in the West. Positive new order trends in 2004 were driven by low interest rates and corresponding robust market conditions; expansion plans; a renewed focus on Internet marketing and customer-relations management; and a proactive approach to maintaining an adequate supply of competitively priced product and lots.

	NORTH	TEXAS	SOUTHEAST	WEST	TOTAL
New orders (units)
2005	4,333	3,702	5,630	3,852	17,517
2004	4,419	3,299	5,009	4,153	16,880
2003	4,385	3,141	4,648	3,023	15,197
Closings (units)
2005	4,367	3,365	4,887	4,054	16,673
2004	4,349	3,116	4,374	3,262	15,101
2003	4,393	3,291	4,216	2,824	14,724
Average closing price (in thousands)
2005	$310	$177	$254	$356	$278
2004	288	165	230	312	251
2003	259	159	208	270	224
Outstanding contracts at December 31
Units
2005	1,774	1,329	3,601	1,760	8,464
2004	1,808	992	2,858	1,962	7,620
2003	1,738	809	2,223	1,071	5,841
Dollars (in millions)
2005	$571	$259	$1,106	$686	$2,622
2004	568	173	725	649	2,115
2003	503	142	508	320	1,473
Average price (in thousands)
2005	$322	$195	$307	$390	$310
2004	314	175	254	331	278
2003	289	175	229	299	252

The Company experiences seasonal variations in its quarterly operating results and capital requirements. Historically, new order activity is higher in the spring and summer months. As a result, it typically has more homes under construction, closes more homes, and has greater revenues and operating income in the third and fourth quarters of its fiscal year. This is primarily due to the preference of many homebuyers to act during those periods.

Outstanding contracts denote the Company’s backlog of homes sold but not closed, which are generally built and closed, subject to cancellation, over the subsequent two quarters. At December 31, 2005, the Company had outstanding contracts for 8,464 units, representing the highest year-end backlog in its history and an 11.1 percent increase over year-end 2004.

The Ryland Group	2005 Annual Report	Page 49
Management’s Discussion and Analysis of Results of Operations and Financial Condition

The $2.6 billion value of outstanding contracts increased 24.0 percent from December 31, 2004 due, in part, to an 11.5 percent increase in average sales price. Average sales price increases resulted, in part, from a change in mix that was weighted toward higher-priced markets. Outstanding contracts at December 31, 2005, represented over 45 percent of 2006 targeted closings.

Results of operations for the homebuilding segment are summarized as follows:

(in thousands)	2005	2004	2003
Revenues	$4,725,751	$3,867,086	$3,355,450
Cost of sales	3,537,603	2,964,087	2,615,975
Gross profit	1,188,148	902,999	739,475
Selling, general and administrative expenses	440,965	372,660	333,726
Interest expense	—	210	6,032
Expenses related to early retirement of debt	8,277	—	5,086
Homebuilding pretax earnings	$738,906	$530,129	$394,631

The homebuilding segment reported pretax earnings of $738.9 million for 2005, compared to $530.1 million for 2004 and $394.6 million for 2003. Homebuilding results in 2005 increased from 2004, primarily due to higher average closing prices, gross profit margins and closing volume. Homebuilding results in 2004 increased from 2003, primarily due to these same factors.

HOMEBUILDING REVENUE BY REGION

(in millions)

Homebuilding revenues increased 22.2 percent for 2005, compared to 2004, due to a 10.4 percent increase in closings and a 10.8 percent increase in average closing price. The rise in closings in 2005 was due to a higher backlog at the beginning of the year and a 3.8 percent increase in new home orders during the year.  Homebuilding revenues increased 15.3 percent for 2004, compared to 2003, due to a 2.6 percent increase in closings and a 12.1 percent increase in average closing price. The increase in closings in 2004 was due to a higher backlog at the beginning of the year and an 11.1 percent increase in new home orders during the year.

Consistent with its policy of managing land investments according to return and risk targets, the Company executed several land and lot sales during the year. Homebuilding revenues for the year ended December 31, 2005, included $96.9 million from land and lot sales, compared to revenues of $74.2 million for 2004 and $56.0 million for 2003, which contributed net gains of $23.9 million, $25.2 million and $10.5 million to pretax earnings in 2005, 2004 and 2003, respectively.

The Ryland Group	2005 Annual Report	Page 50
Management’s Discussion and Analysis of Results of Operations and Financial Condition

Gross profit margins from home sales averaged 25.2 percent for 2005, an increase from 23.2 percent for 2004 and 22.1 percent for 2003. The improvements were primarily attributable to sales prices rising at a greater rate than costs, savings from purchasing initiatives, and a change in closing-volume mix, with an increased percentage of closings in higher-margin markets during 2005. The Company generated the strongest gross margins in its Baltimore, California, Las Vegas, Orlando, Phoenix, Tampa and Washington, D.C., markets, while its Dallas and Ohio Valley markets were the most challenging.

Selling, general and administrative expenses, as a percentage of revenue, were 9.3 percent for 2005, 9.6 percent for 2004 and 9.9 percent for 2003. Selling, general and administrative expenses, as a percentage of revenue, decreased from prior year levels for 2005 and 2004, primarily as a result of leverage obtained through a substantial increase in closings in the Atlanta, Charlotte, Inland Empire, Jacksonville, Las Vegas, Phoenix and Texas markets, which was accompanied by more modest increases in marketing and general and administrative expenses, partially offset by higher incentive compensation expense resulting from improved earnings.

Interest expense for the year ended December 31, 2004, was $0.2 million. Interest expense decreased $5.8 million in 2004, compared to 2003. In 2005, the homebuilding segment capitalized all interest incurred, resulting in no interest expense being recorded during the period. The rise in capitalized interest resulted from increased development activity. The Company ended the year with $461.4 million in cash, no borrowings against its revolving credit facility and a lower cost of funds.

In 2005, the Company recorded expenses of approximately $8.3 million associated with the redemption of its $150.0 million 9.8 percent senior notes due September 2010 at a stated call price of 104.9 percent of the principal amount.

In 2003, the Company recorded expenses of approximately $5.1 million associated with the redemption of its $100.0 million 8.3 percent senior subordinated notes due April 2008 at a stated call price of 104.1 percent of the principal amount.

FINANCIAL SERVICES

RMC provides mortgage-related products and services primarily for the Company’s homebuilding customers. By aligning its operations with the Company’s homebuilding segment, RMC leverages this relationship to capture homebuyers’ loans. RMC focuses primarily on originating mortgage loans and improving the profitability of these activities through increased operational efficiencies.

The Ryland Group	2005 Annual Report	Page 51
Management’s Discussion and Analysis of Results of Operations and Financial Condition

The Company arranges various types of mortgage financing, including conventional, Federal Housing Administration (FHA) and Veterans Administration (VA) mortgages, with various fixed- and adjustable-rate features. The Company is approved to originate loans that conform to the guidelines established by the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA). The Company sells loans it originates, along with the related servicing rights, to others.

In 2005, RMC’s mortgage origination operations consisted primarily of the Company’s homebuilder loans, which were originated in connection with the sale of the Company’s homes. The number of mortgage originations was 12,774 for 2005, compared to 11,920 for 2004 and 11,983 for 2003.  During 2005, total dollar originations were approximately $3.1 billion, of which 99.5 percent was for purchases of homes built by the Company and 0.5 percent was for purchases of homes built by others, purchases of existing homes or for the refinancing of existing mortgage loans. The capture rate of mortgages originated for customers of the home-building segment was 81.9 percent in 2005, compared to 84.2 percent in 2004 and 85.4 percent in 2003.

Cornerstone Title Company, a wholly-owned subsidiary of RMC doing business as Ryland Title Company, provides title services and acts as a title insurance agent, primarily for the Company’s homebuyers. At December 31, 2005, Ryland Title Company had offices in Arizona, Colorado, Florida, Georgia, Illinois, Indiana, Maryland, Minnesota, Nevada, North Carolina, Ohio, South Carolina, Texas and Virginia. The Company also operates Ryland Escrow Company, which performs escrow and loan closing functions for the Company’s homebuyers in California. During 2005, Ryland Title Company and Ryland Escrow Company provided these services to 96.9 percent of the Company’s homebuyers in the markets in which they operate, compared to 95.9 percent during 2004.

Ryland Insurance Services, a wholly-owned subsidiary of RMC, provides insurance brokerage services primarily to the Company’s homebuyers. At December 31, 2005, Ryland Insurance Services was licensed to operate in all of the states in which the Company’s homebuilding segment operates. During 2005, it provided insurance brokerage services to 60.4 percent of the Company’s homebuyers, compared to 58.7 percent during 2004.

The financial services segment reported pretax earnings of $59.5 million for 2005, compared to $56.9 million for 2004 and $62.8 million for 2003. The increase in 2005 was primarily due to a 7.2 percent increase in loans originated and a rise in average loan size, as well as increased profitability from title, escrow and insurance operations. The decrease in 2004 from 2003 was primarily due to lower gains on the sale of mortgages and loan servicing rights, which resulted from an increase in less profitable adjustable-rate mortgage product and a more competitive marketplace, partially offset by an increase in average loan size and a gain from the sale of a portion of the investment portfolio.

Revenues for the financial services segment were $91.8 million for 2005, compared to $84.7 million for 2004. This increase was primarily attributable to increased revenues from loan origination activities and title, escrow and insurance operations, partially offset by reduced interest income from the declining investment portfolio. In 2004, revenues for the financial services segment decreased 4.4 percent to $84.7 million from 2003 due to reduced gains on the sale of mortgages and loan servicing rights, which resulted from an increase in less profitable adjustable-rate mortgage product and a more competitive marketplace, partially offset by increased revenues from title, escrow and insurance operations and a gain from the sale of a portion of the investment portfolio.

The Ryland Group	2005 Annual Report	Page 52
Management’s Discussion and Analysis of Results of Operations and Financial Condition

FINANCIAL SERVICES
STATEMENTS OF EARNINGS

	YEAR ENDED DECEMBER 31,
(in thousands)	2005	2004	2003
REVENUES
Net gains on sales of mortgages and mortgage servicing rights	$45,918	$45,040	$53,938
Title/escrow/insurance	28,489	23,740	18,651
Net origination fees	15,032	10,768	10,731
Interest
Mortgage-backed securities and notes receivable	1,375	2,639	4,274
Other	844	935	1,068
Total interest	2,219	3,574	5,342
Other	157	1,613	17
TOTAL REVENUES	91,815	84,735	88,679
EXPENSES
General and administrative	31,582	26,825	24,339
Interest	738	1,017	1,491
TOTAL EXPENSES	32,320	27,842	25,830
PRETAX EARNINGS	$59,495	$56,893	$62,849
Ryland Homes origination capture rate	81.9%	84.2%	85.4%
Mortgage-backed securities and notes receivable average balance	$7,365	$18,603	$33,000

BALANCE SHEETS

	DECEMBER 31,
(in thousands)	2005	2004
ASSETS
Cash	$845	$19,149
Other assets	42,080	50,410
TOTAL ASSETS	42,925	69,559
LIABILITIES
Accounts payable	863	2,779
Accrued and other liabilities	23,706	37,588
Debt	—	10,490
TOTAL LIABILITIES	24,569	50,857
STOCKHOLDER’S EQUITY	18,356	18,702
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$42,925	$69,559

The Ryland Group	2005 Annual Report	Page 53
Management’s Discussion and Analysis of Results of Operations and Financial Condition

General and administrative expenses increased for the year ended December 31, 2005, compared to 2004, primarily as a result of additional expenses incurred in supporting expansion of both the Company’s homebuilding operations and its title and insurance operations. General and administrative expenses rose for the year ended December 31, 2004, compared to 2003, primarily as a result of these same factors.

Interest expense decreased 27.4 percent for the year ended December 31, 2005, compared to 2004, following a continued decline in bonds payable and short-term notes payable, which resulted from continued runoff of the underlying collateral and from the sale and redemption of portions of the Company’s mortgage-backed securities portfolio. In 2004, interest expense decreased 31.8 percent, compared to 2003. This was due, in part, to the sale of a portion of the investment portfolio in 2003, the proceeds from which were used to pay off the Company’s repurchase facility.

CORPORATE

Corporate expenses were $77.4 million for 2005, $65.8 million for 2004 and $61.3 million for 2003. Corporate expenses for 2005 and 2004 rose primarily as a result of an increase in support and training costs commensurate with anticipated growth; a rise in incentive compensation, which was due to increases in the Company’s results and financial performance; and costs incurred as a result of the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

INVESTMENTS IN JOINT VENTURES

At December 31, 2005, the Company had an interest in 13 active joint ventures in the Atlanta, Chicago, Dallas, Denver, Las Vegas, Orlando and Phoenix markets, three of which were consolidated. These joint ventures exist for the purpose of acquisition and co-development of lots, which are then sold to the Company, its joint venture partners or others, at market prices. Depending on the number of joint ventures and the level of activity in the entities, annual earnings from the Company’s investment in joint ventures will vary significantly. The Company recognized its proportionate share of earnings, which totaled $315,000 from unconsolidated joint ventures in 2005, compared to earnings of $5.8 million in 2004 and losses of $94,000 in 2003. The increase in 2004 was primarily attributable to a $5.4 million gain on the sale of land to a third party in one joint venture in Atlanta. The Company’s investment in unconsolidated joint ventures was $10.2 million at December 31, 2005, compared to $2.5 million at December 31, 2004. (See “Investments in Joint Ventures” in Note A, “Summary of Significant Accounting Policies.”)

INCOME TAXES

Income taxes for fiscal years 2005, 2004 and 2003 were provided at effective tax rates of 38.0 percent, 38.5 percent and 39.0 percent, respectively. The decrease in the effective tax rate for 2005 was primarily due to a new tax deduction on qualified production activities created by the American Jobs Creation Act of 2004, while the 2004 decrease was primarily due to a reduction in nondeductible compensation. (See Note G, “Income Taxes.”)

The Ryland Group	2005 Annual Report	Page 54
Management’s Discussion and Analysis of Results of Operations and Financial Condition

Financial Condition and Liquidity

Cash requirements for the Company’s homebuilding and financial services segments are generally provided from internally generated funds and outside borrowings.

Net earnings provided cash flows of $447.1 million in 2005, $320.5 million in 2004 and $241.7 million in 2003, primarily as a result of volume growth and increased operating margins. Net proceeds from the issuance of long-term debt were $353.0 million during 2005. Additionally, net changes in other assets, payables and other liabilities provided $194.2 million in 2005, $119.6 million in 2004 and $83.3 million in 2003. The cash provided was invested principally in inventory of $491.0 million, $585.6 million and $240.0 million in 2005, 2004 and 2003, respectively, as well as in stock repurchases of $176.2 million, $118.3 million and $130.9 million in 2005, 2004 and 2003, respectively. Dividends totaled $0.30, $0.21 and $0.08 per share for the annual periods ending December 31, 2005, 2004 and 2003, respectively. Effective in the fourth quarter of 2005, the Company’s quarterly common stock dividend was increased to $0.12 per share from the previous quarterly common stock dividend of $0.06 per share. During 2005, stockholders’ equity rose $319.2 million, while debt increased $363.0 million, increasing the Company’s leverage.

Consolidated inventories owned by the Company increased to $2.3 billion at December 31, 2005, from $1.9 billion at December 31, 2004. The Company attempts to maintain a projected four- to five-year supply of land, with half or more controlled through options. At December 31, 2005, the Company controlled 75,671 lots, with 30,201 lots owned and 45,470 lots, or 60.1 percent, under option. The Company has historically funded the acquisition of land and exercise of land options through a combination of operating cash flows, capital transactions and borrowings under its revolving credit facility. The Company expects these sources to continue to be adequate to fund future obligations with regard to land acquisition and exercise of land options; therefore, it does not anticipate that the exercise of land options will have a material adverse effect on its liquidity. In an effort to increase liquidity, models have been sold and leased back on a selective basis. The Company owned 80.7 percent of its model homes at December 31, 2005.

The homebuilding segment’s borrowings include senior notes, senior subordinated notes, an unsecured revolving credit facility and nonrecourse secured notes payable. Senior and senior subordinated notes outstanding totaled $893.5 million at December 31, 2005, compared to $540.5 million at December 31, 2004.

The Company used its $500.0 million unsecured revolving credit facility to finance increases in its home-building inventory and working capital, when necessary. There were no borrowings under the facility at either December 31, 2005 or 2004. Under this facility, the Company had letters of credit outstanding which totaled $185.6 million at December 31, 2005, and $131.3 million at December 31, 2004. Unused borrowing capacity under this facility was $314.4 million and $368.7 million at December 31, 2005 and 2004, respectively.

The Ryland Group	2005 Annual Report	Page 55
Management’s Discussion and Analysis of Results of Operations and Financial Condition

On January 12, 2006, the Company entered into a $750.0 million unsecured revolving credit facility. The new credit agreement, which matures in January 2011, also provides access to an additional $750.0 million of financing through an accordion feature under which the aggregate commitment may be increased up to $1.5 billion, subject to the availability of additional lending commitments. The $750.0 million credit facility includes a $75.0 million swing line facility and a $600.0 million sublimit for issuance of standby letters of credit. Amounts borrowed under the credit agreement are guaranteed on a joint and several basis by substantially all of the Company’s wholly-owned homebuilding subsidiaries. Such guarantees are full and unconditional. Interest rates on outstanding borrowings are determined by reference to LIBOR, with margins determined based on changes in its leverage ratio and credit ratings, or to an alternate base rate. The credit agreement contains various customary affirmative, negative and financial covenants. The credit agreement replaces the Company’s prior $500.0 million revolving credit facility and will be used for general corporate purposes. (See Note F, “Debt” and Note L, “Subsequent Event.”)

In 2005, the Company redeemed $150.0 million of 9.8 percent senior notes due September 2010, of which it owned $3.0 million. The notes were redeemed at a price of $1,048.75 per $1,000 notes outstanding, plus accrued and unpaid semiannual interest of $48.75 per $1,000 notes, for an aggregate of $164.6 million paid to holders of record. The Company recorded $8.3 million of expenses related to the early retirement of debt.

The $100.0 million of 8.0 percent senior notes due August 2006 and $143.5 million of 9.1 percent senior subordinated notes due June 2011 contain various restrictive covenants which include, among other things, limitations on additional indebtedness; change of control; transactions with affiliates; liens and guarantees; dividends and distributions; sale of assets; modification of debt instruments; transactions with affiliates; and inventory. At December 31, 2005, the Company was in compliance with these covenants.

The $150.0 million of 5.4 percent senior notes due June 2008; the $250.0 million of 5.4 percent senior notes due May 2012; and the $250.0 million of 5.4 percent senior notes due January 2015 are subject to certain covenants which include, among other things, restrictions on additional secured debt and the sale of assets. At December 31, 2005, the Company was in compliance with these covenants.

In September 2005, the Company entered into treasury interest rate locks (treasury locks) which terminate in 2006 to facilitate the replacement of higher-rate senior and senior subordinated debt in 2006. (See Note D, “Derivative Instruments.”)

To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2005, such notes payable outstanding amounted to $28.5 million, compared to $8.0 million at December 31, 2004.

The financial services segment uses cash generated internally and from outside borrowing arrangements to finance its operations. During the fourth quarter of 2005, the financial services segment terminated its revolving credit facility, which was previously used to finance investment portfolio securities. Accordingly, the financial services segment had no borrowings outstanding at December 31, 2005. Borrowings of the financial services segment outstanding under the agreement were $10.5 million at December 31, 2004.

Although the Company no longer issues mortgage-backed securities and mortgage-participation securities, some of its limited-purpose subsidiaries continued to hold collateral for previously issued mortgage-backed bonds in which the Company maintained a residual interest. Revenues, expenses and portfolio balances declined as mortgage collateral pledged to secure the bonds decreased due to scheduled payments and prepayments, as well as to the sale and redemption of a majority of the investment portfolio during 2005 and 2004.

The Ryland Group, Inc. did not guarantee the debt of either its financial services segment or its limited-purpose subsidiaries.

The Ryland Group	2005 Annual Report	Page 56
Management’s Discussion and Analysis of Results of Operations and Financial Condition

The Company filed a shelf registration statement with the U.S. Securities and Exchange Commission (SEC), for up to $1.0 billion of the Company’s debt and equity securities on April 11, 2005. At December 31, 2005, $850.0 million remained available under this registration statement due to the issuance of $250.0 million of senior notes in May 2005, of which $100.0 million was applied to the previous shelf registration statement. The registration statement provides that securities may be offered, from time to time, in one or more series and in the form of senior, subordinated or convertible debt; preferred stock; preferred stock represented by depository shares; common stock; stock purchase contracts; stock purchase units; and warrants to purchase both debt and equity securities. In the future, the Company intends to continue to maintain effective shelf registration statements that will facilitate access to the capital markets. The timing and amount of future offerings, if any, will depend on market and general business conditions.

During 2005, the Company repurchased approximately 2.6 million shares of its outstanding common stock at a cost of approximately $176.2 million. At December 31, 2005, the Company had existing authorization from its Board of Directors to purchase approximately 381,000 additional shares and a new authorization for shares totaling $250.0 million. The Company’s stock repurchase program has been funded primarily through internally generated funds.

The Company granted fewer stock options in 2005 which, when combined with common stock repurchases, lowered dilution.

The following table provides a summary of the Company’s contractual cash obligations and commercial commitments at December 31, 2005, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	CONTRACTUAL PAYMENTS DUE BY PERIOD
(in thousands)	TOTAL	2006	2007-2008	2009-2010	AFTER 2010
Debt, principal maturities	$921,970	$119,361	$159,109	$—	$643,500
Interest on debt[1]	303,121	53,032	91,361	79,938	78,790
Operating leases	50,476	10,483	18,579	11,423	9,991
Land option contracts[2]	57,616	14,008	27,648	15,960	—
Total at December 31, 2005	$1,333,183	$196,884	$296,697	$107,321	$732,281

1 Interest on variable rate obligations is based on rates effective at December 31, 2005.

2 Represents obligations under option contracts with specific performance provisions, net of cash deposits.

The Ryland Group	2005 Annual Report	Page 57
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

Off–Balance Sheet Arrangements

In the ordinary course of business, the Company enters into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Land and lot option contracts enable the Company to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. At December 31, 2005, the Company had $188.5 million in cash deposits and letters of credit to purchase land and lots with a total purchase price of $2.1 billion. Only $60.5 million of the $2.1 billion in land and lot option purchase contracts contain specific performance provisions. Additionally, the Company’s liability is generally limited to forfeiture of the nonrefundable deposits, letters of credit and other nonrefundable amounts incurred.

Pursuant to Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” the Company consolidated $239.2 million of inventory not owned at December 31, 2005, $176.4 million of which pertained to land and lot option contracts and $62.8 million of which pertained to three of the Company’s homebuilding joint ventures. (See “Investments in Joint Ventures” in Note A, “Summary of Significant Accounting Policies.”)

At December 31, 2005, the Company had outstanding letters of credit totaling $185.6 million and development or performance bonds of $428.6 million, issued by third parties, to secure performance under various contracts and land or municipal improvement obligations. The Company expects that the obligations secured by these letters of credit and performance bonds will generally be satisfied in the ordinary course of business and in accordance with applicable contractual terms. To the extent that the obligations are fulfilled, the related letters of credit and performance bonds will be released, and the Company will not have any continuing obligations.

The Company has no material third-party guarantees other than those associated with its $750.0 million revolving credit facility, its senior notes, and its investments in joint ventures. (See “Investments in Joint Ventures” in Note A, “Summary of Significant Accounting Policies” and Note K, “Supplemental Guarantor Information.”)

Critical Accounting Policies

Preparation of the Company’s consolidated financial statements requires the use of judgment in the application of accounting policies and estimates of inherently uncertain matters. Listed below are those policies which management believes are critical and require the use of complex judgment in their application.

Management has discussed the critical accounting policies with the Audit Committee of its Board of Directors and the Audit Committee has reviewed the disclosure. There are items within the financial statements that require estimation but are not considered critical.

USE OF ESTIMATES

In budgeting land acquisitions, development and homebuilding construction costs associated with real estate projects, the Company evaluates market conditions; material and labor costs; buyer preferences; construction timing; and provisions for insurance and warranty obligations. The Company accrues its best estimate of the probable cost for resolution of legal claims. Estimates, which are based on historical experience and other assumptions, are reviewed continually, updated when necessary and believed to be reasonable under the circumstances. Management believes that the timing and scope of its evaluation procedures are proper and adequate. Changes in assumptions relating to such factors, however, could have a material effect on the Company’s results of operations for a particular quarterly or annual period.

The Ryland Group	2005 Annual Report	Page 58
Management’s Discussion and Analysis of Results of Operations and Financial Condition

INCOME RECOGNITION

Revenues and cost of sales are recorded at the time each home or lot is closed and title and possession are transferred to the buyer and there is no significant continuing involvement in accordance with Statement of Financial Accounting Standards No. 66 (SFAS 66), “Accounting for Sales of Real Estate.” In order to match revenues with related expenses, land, land development, interest, taxes and other related costs (both incurred and estimated to be incurred in the future) are allocated to the cost of homes closed, based upon the relative sales value basis of the total number of homes to be constructed in each community, in accordance with Statement of Financial Accounting Standards No. 67 (SFAS 67), “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” Estimated land, common area development and related costs of master planned communities (including the cost of amenities) are allocated to individual parcels or communities on a relative sales value basis. Changes to estimated costs, subsequent to the commencement of the delivery of homes, are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific-identification method.

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

VARIABLE INTEREST ENTITIES

FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to the majority of the entity’s expected losses and/or receives a majority of the entity’s expected returns as a result of ownership, contractual agreements or other financial interests in the entity. FIN 46 also requires disclosure about variable interest entities (VIEs) that the Company is not required to consolidate but in which it has a significant, though not primary, variable interest. The Company enters into joint ventures from time to time for the purpose of acquisition and co-development of land parcels and lots. Its investment in these joint ventures may create a variable interest in a VIE, depending on the contractual terms of the arrangement. Additionally, in the ordinary course of business, the Company enters into lot option purchase contracts in order to procure land for the construction of homes. Under such lot option purchase contracts, the Company funds stated deposits in consideration for the right to purchase lots at a future point in time, usually at predetermined prices. In accordance with the requirements of FIN 46, certain of the Company’s lot option purchase contracts may result in the creation of a variable interest in a VIE. The Company believes the accounting for joint ventures and land option contracts using the variable interest consolidation methodology is a critical accounting policy because the application of FIN 46 requires the use of complex judgment in its application.

The Ryland Group	2005 Annual Report	Page 59
Management’s Discussion and Analysis of Results of Operations and Financial Condition

INCOME TAXES

The Company calculates a provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. In determining the tax consequences of events that have been recognized in its financial statements or tax returns, judgment is required. Differences between the amounts recognized in its financial statements or tax returns and actual outcomes may arise upon issuance of regulations and final guidance from federal and state taxing authorities and could have a material impact on the Company’s consolidated results of operations or financial positions. (See “FSP 109-1” under “New Accounting Pronouncements” in Note A, “Summary of Significant Accounting Policies.”)

Market Risk Summary

The following table provides information about the Company’s significant financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as of the reporting date.

INTEREST RATE SENSITIVITY
PRINCIPAL AMOUNT BY EXPECTED MATURITY

(in thousands)	2006	2007	2008	2009	2010 THEREAFTER	TOTAL	FAIR VALUE 12/31/05
Senior notes and senior
subordinated notes (fixed rate)	$100,000		$150,000		$ 643,500	$893,500	$893,464
Average interest rate	8.0%		5.4%		6.2%	6.3%

Other financial instruments
Forward-delivery contracts:
Notional amount	$134,050					$134,050	$(109)
Average interest rate	5.8%					5.8%

Mortgage interest rate lock commitments:
Notional amount	$233,817					$233,817	$1,952
Average interest rate	6.5%					6.5%

Treasury interest rate locks:
Notional amount	$250,000					$250,000	$4,785
Average interest rate	4.1%					4.1%

Interest rate risk is a primary market risk facing the Company. Interest rate risk not only arises principally in the Company’s financial services segment, but also in respect to the homebuilding segment’s revolving credit facility. The Company enters into forward-delivery contracts and may, at times, use other hedging contracts to mitigate its exposure to movements in interest rates on mortgage interest rate lock commitments (IRLCs) and mortgage loans held-for-sale. The Company entered into treasury locks during 2005 to facilitate replacement of debt in 2006. (See “Financial Condition and Liquidity” and Note D, “Derivative Instruments.”) In managing interest rate risk, the Company does not speculate on the direction of interest rates.

The Ryland Group	2005 Annual Report	Page 60
Consolidated Statements of Earnings

	YEAR ENDED DECEMBER 31,
(in thousands, except share data)	2005	2004	2003
REVENUES
Homebuilding	$4,725,751	$3,867,086	$3,355,450
Financial services	91,815	84,735	88,679
TOTAL REVENUES	4,817,566	3,951,821	3,444,129

EXPENSES
Cost of sales	3,537,603	2,964,087	2,615,975
Selling, general and administrative	440,965	372,660	333,726
Financial services	31,582	26,825	24,339
Corporate	77,350	65,810	61,263
Interest	738	1,227	7,523
Expenses related to early retirement of debt	8,277	—	5,086
TOTAL EXPENSES	4,096,515	3,430,609	3,047,912

EARNINGS
Earnings before taxes	721,051	521,212	396,217
Tax expense	273,999	200,667	154,525
NET EARNINGS	$447,052	$320,545	$241,692

NET EARNINGS PER COMMON SHARE
Basic	$9.52	$6.72	$4.86
Diluted	9.03	6.36	4.56

AVERAGE COMMON SHARES OUTSTANDING
Basic	46,966,317	47,678,887	49,718,032
Diluted	49,490,887	50,378,840	53,044,404

DIVIDENDS DECLARED PER COMMON SHARE	$0.30	$0.21	$0.08

See Notes to Consolidated Financial Statements.

The Ryland Group	2005 Annual Report	Page 61
Consolidated Balance Sheets

	DECEMBER 31,
(in thousands, except share data)	2005	2004
ASSETS
Cash and cash equivalents	$461,383	$88,388
Housing inventories
Homes under construction	1,253,460	1,002,214
Land under development and improved lots	1,087,016	877,801
Consolidated inventory not owned	239,191	144,118
Total inventories	2,579,667	2,024,133
Property, plant and equipment	65,980	50,258
Net deferred taxes	50,099	45,708
Purchase price in excess of net assets acquired	18,185	18,185
Other	211,559	198,298
TOTAL ASSETS	3,386,873	2,424,970

LIABILITIES
Accounts payable	249,539	200,611
Accrued and other liabilities	664,691	500,808
Debt	921,970	558,942
TOTAL LIABILITIES	1,836,200	1,260,361

MINORITY INTEREST	174,652	107,775

STOCKHOLDERS’ EQUITY
Common stock, $1.00 par value:
Authorized — 200,000,000 shares Issued — 46,368,143 shares at December 31,2005 (47,348,070 shares at December 31, 2004)	46,368	47,348
Retained earnings	1,326,689	1,009,242
Accumulated other comprehensive income	2,964	244
TOTAL STOCKHOLDERS’ EQUITY	1,376,021	1,056,834
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,386,873	$2,424,970

See Notes to Consolidated Financial Statements.

The Ryland Group	2005 Annual Report	Page 62
Consolidated Statements
of Stockholders’ Equity

(in thousands, except share data)	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS’ EQUITY
BALANCE AT JANUARY 1, 2003	$50,521	$—	$628,200	$1,358	$680,079
Comprehensive income:
Net earnings			241,692		241,692
Other comprehensive income, net of tax:
Change in net unrealized gain on mortgage-backed securities, net of taxes of $139				(227)	(227)
Total comprehensive income					241,465
Common stock dividends (per share $0.08)			(3,966)		(3,966)
Repurchase of common stock	(3,996)	(35,876)	(91,067)		(130,939)
Employee stock plans and related income tax benefit	2,027	35,876			37,903
BALANCE AT DECEMBER 31, 2003	48,552	—	774,859	1,131	824,542
Comprehensive income:
Net earnings			320,545		320,545
Other comprehensive income, net of tax:
Change in net unrealized gain on mortgage-backed securities, net of taxes of $542				(887)	(887)
Total comprehensive income					319,658
Common stock dividends (per share $0.21)			(10,064)		(10,064)
Repurchase of common stock	(2,939)	(39,259)	(76,098)		(118,296)
Employee stock plans and related income tax benefit	1,735	39,259			40,994
BALANCE AT DECEMBER 31, 2004	47,348	—	1,009,242	244	1,056,834
Comprehensive income:
Net earnings			447,052		447,052
Other comprehensive income, net of tax:
Change in net unrealized gain on cash flow hedging instruments and mortgage-backed securities, net of taxes of $1,685				2,720	2,720
Total comprehensive income					449,772
Common stock dividends (per share $0.30)			(14,138)		(14,138)
Repurchase of common stock	(2,558)	(58,189)	(115,467)		(176,214)
Employee stock plans and related income tax benefit	1,578	58,189			59,767
BALANCE AT DECEMBER 31, 2005	$46,368	$—	$1,326,689	$2,964	$1,376,021

See Notes to Consolidated Financial Statements.

The Ryland Group	2005 Annual Report	Page 63
Consolidated Statements
of Cash Flows

	YEAR ENDED DECEMBER 31,
(in thousands)	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$447,052	$320,545	$241,692
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	43,166	38,519	36,436
Changes in assets and liabilities:
Increase in inventories	(490,971)	(585,562)	(239,989)
Net change in other assets, payables and other liabilities	194,220	119,632	83,299
Tax benefit from exercise of stock options and vesting of restricted stock	30,505	17,475	17,120
Other operating activities, net	(7,708)	10,920	913
Net cash provided by (used for) operating activities	216,264	(78,471)	139,471

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(55,127)	(47,131)	(32,541)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	12,561	19,336	18,672
Net cash used for investing activities	(42,566)	(27,795)	(13,869)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt	500,000	—	150,000
Repayment of long-term debt	(147,000)	—	(100,000)
Increase (decrease) in short-term borrowings	10,028	(14,934)	(13,561)
Common stock dividends	(11,383)	(9,661)	(2,020)
Common stock repurchases	(176,214)	(118,296)	(130,939)
Proceeds from exercise of stock options	20,911	15,907	15,190
Other financing activities, net	2,955	4,934	2,987
Net cash provided by (used for) financing activities	199,297	(122,050)	(78,343)
Net increase (decrease) in cash and cash equivalents	372,995	(228,316)	47,259
Cash and cash equivalents at beginning of year	88,388	316,704	269,445
CASH AND CASH EQUIVALENTS AT END OF YEAR	$461,383	$88,388	$316,704
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest (net of capitalized interest)	$1,846	$763	$7,652
Cash paid for income taxes	230,291	177,449	132,731
SUPPLEMENTAL DISCLOSURES OF NON CASH ACTIVITIES
Increase in consolidated inventory not owned related to land options	$64,563	$41,919	$56,651

See Notes to Consolidated Financial Statements.

The Ryland Group	2005 Annual Report	Page 64
Notes to Consolidated
Financial Statements

Note A:                        Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of The Ryland Group, Inc. and its wholly-owned subsidiaries. Intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2005 presentation.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments and cash held in escrow to be cash equivalents. Cash equivalents totaled $428.2 million and $61.7 million at December 31, 2005 and 2004, respectively.

PER SHARE DATA

Basic net earnings per common share is computed by dividing net earnings by the weighted-average number of common shares outstanding.  Additionally, diluted net earnings per common share give effect to dilutive common stock equivalent shares.

STOCK SPLIT

All references in the consolidated financial statements to common shares, share prices, per share amounts and stock plans have been retroactively restated for the 2004 two-for-one stock split.  (See Note H, “Stockholders’ Equity.”)

HOMEBUILDING REVENUES

Homebuilding revenues are recognized when home and lot sales are closed, title and possession are transferred to the buyer and there is no significant continuing involvement in accordance with SFAS 66. Sales incentives offset revenues and are expensed as incurred.

HOUSING INVENTORIES

Housing inventories consist principally of homes under construction, land under development and improved lots. Inventory includes land and development costs; direct construction costs; capitalized indirect construction costs; capitalized interest; and real estate taxes. Inventories to be held and used are stated at cost unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value.  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and sales of comparable assets.  Inventories to be disposed of are stated at either the lower of cost or fair value, less cost to sell, and are reported net of valuation reserves.  Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory.  Valuation reserves related to inventories to be disposed of amounted to $486,000 at December 31, 2005 and $1.4 million at December 31, 2004. The net carrying values of the related inventories amounted to $1.2 million and $31,000 at December 31, 2005 and 2004, respectively.

Costs of inventory include direct costs of land and land development; material acquisition; and home construction expenses.  The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.  Interest and taxes are capitalized during the land development stage.

The following table is a summary of capitalized interest:

(in thousands)	2005	2004
Capitalized interest at January 1	$55,414	$45,163
Interest capitalized	65,959	52,015
Interest amortized to cost of sales	(45,483)	(41,764)
Capitalized interest at December 31	$75,890	$55,414

The Ryland Group	2005 Annual Report	Page 65
Notes to Consolidated
Financial Statements

VARIABLE INTEREST ENTITIES

FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or entitled to receive a majority of the VIE’s residual returns.  FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant, though not primary, variable interest.

The Company enters into joint ventures from time to time for the purpose of acquisition and co-development of land parcels and lots.  Its investment in these joint ventures may create a variable interest in a VIE, depending on the contractual terms of the arrangement.  Additionally, in the ordinary course of business, the Company enters into lot option purchase contracts in order to procure land for the construction of homes. Under such lot option purchase contracts, the Company funds stated deposits in consideration for the right to purchase lots at a future point in time, usually at predetermined prices.  In accordance with the requirements of FIN 46, certain of the Company’s lot option purchase contracts may result in the creation of a variable interest in a VIE.

In compliance with the provisions of FIN 46, the Company consolidated $239.2 million of inventory not owned at December 31, 2005, $176.4 million of which pertained to land and lot option contracts and $62.8 million of which pertained to three of the Company’s homebuilding joint ventures. (See further discussion in “Investments in Joint Ventures,” below.) While the Company may not have had legal title to the optioned land or guaranteed the seller’s debt associated with that property, under FIN 46 it had the primary variable interest and was required to consolidate the particular VIE’s assets under option at fair value.  This represents the fair value of the optioned property.  Additionally, to reflect the fair value of the inventory consolidated under FIN 46, the Company eliminated $13.3 million of its related cash deposits for lot option contracts, which are included in consolidated inventory not owned. Minority interest totaling $163.1 million was recorded with respect to the consolidation of these contracts, representing the selling entities’ ownership interests in these VIEs.  At December 31, 2005, the Company had cash deposits and letters of credit totaling $22.1 million relating to lot option contracts that were consolidated, representing its current maximum exposure to loss. Creditors of these VIEs, if any, have no recourse against the Company. At December 31, 2005, the Company had cash deposits and/or letters of credit totaling $95.9 million that were associated with lot option purchase contracts which had an aggregate purchase price of $1.2 billion and that were related to VIEs in which it did not have a primary variable interest.

SERVICE LIABILITIES

Service, warranty and completion costs are estimated and accrued at the time a home closes and updated as experience requires.

INVESTMENTS IN JOINT VENTURES

The Company enters into joint ventures from time to time for the purpose of acquisition and co-development of land parcels and lots.  Currently, the Company participates in homebuilding joint ventures in the Atlanta, Chicago, Dallas, Denver, Las Vegas, Orlando and Phoenix markets.  The Company participates in a number of joint ventures in which it has less than a controlling interest.  At December 31, 2005 and 2004, the Company’s investments in its unconsolidated joint ventures totaled $10.2 million and $2.5 million, respectively, and were classified in the consolidated balance sheets under “Other” assets.  The Company recognizes its share of the respective joint ventures’ earnings from the sale of lots to other homebuilders.  It does not, however, recognize earnings from lots that it purchases from the joint ventures. Instead, it reduces its cost basis in these lots by its share of the earnings from the lots.  The Company’s equity in earnings of its unconsolidated joint ventures totaled $315,000 for the year ended December 31, 2005, compared to earnings of $5.8 million for the same period in 2004 and losses of $94,000 for the same period in 2003.

The Ryland Group	2005 Annual Report	Page 66
Notes to Consolidated
Financial Statements

The aggregate assets of the unconsolidated joint ventures in which the Company participated were $581.4 million and $10.3 million at December 31, 2005 and 2004, respectively.  The aggregate debt of the unconsolidated joint ventures in which the Company participated totaled $394.0 million and $3.6 million at December 31, 2005 and 2004, respectively.

The increase in aggregate joint venture assets and debt, year over year, is primarily attributable to one new joint venture which had total assets of $554.1 million and debt of $375.5 million at December 31, 2005. In this joint venture, the Company and its partners provided guarantees of debt on a pro rata basis.  The Company has a 3.3 percent pro rata interest on the debt, or $12.5 million, and a completion guarantee related to project development.  The guarantees apply if a joint venture partner defaults on its loan arrangement and the fair value of the collateral (land and improvements) is less than the loan balance.

At December 31, 2005 and 2004, three of the joint ventures in which the Company participated were consolidated in accordance with the provisions of FIN 46, as the Company was determined to have the primary variable interest in the entities.  In association with these consolidated joint ventures, the Company recorded pretax earnings of $7,000 and $130,000 for 2005 and 2004, respectively.  Total assets of $63.7 million and $34.4 million (including consolidated inventory not owned), total liabilities of $43.3 million and $18.1 million, and minority interest of $11.5 million and $9.2 million were consolidated at December 31, 2005 and 2004, respectively. In February 2006, the Company guaranteed up to 50.0 percent of a $55.0 million revolving credit facility for one of its consolidated joint ventures.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which included model home furnishings of $56.3 million and $43.2 million at December 31, 2005 and 2004, respectively, are carried at cost less accumulated depreciation and amortization. Depreciation is provided for, principally, by the straight-line method over the estimated useful lives of the assets.  Model home furnishings, which are amortized over the life of the community as homes are closed, are included in cost of sales.

PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED

Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets,” requires that goodwill and certain intangible assets no longer be amortized but be reviewed for impairment at least annually.  Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity-method investments no longer be amortized.

The Company adopted the provisions of SFAS 142 on January 1, 2002, and performs impairment tests of its goodwill annually as of March 31. The Company tests goodwill for impairment by using the two-step process prescribed in SFAS 142. The first step identifies potential impairment, while the second step measures the amount of impairment.  The Company had no impairment in the years ended December 31, 2005 or 2004.

As a result of the Company’s application of the nonamortization provisions of SFAS 142, no amortization was recorded in 2005, 2004 or 2003.

Goodwill is allocated to the reporting unit from which it originates.  At December 31, 2005, goodwill attributable to the Company’s homebuilding operations was $18.2 million, net of $24.9 million of accumulated amortization.

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

The Ryland Group	2005 Annual Report	Page 67
Notes to Consolidated
Financial Statements

STOCK-BASED COMPENSATION

The Company has elected to follow the intrinsic-value method to account for compensation expense, which is related to the award of stock options, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” as amended. Since stock option awards are granted at prices no less than the fair market value of the shares at the date of grant, no compensation expense is recognized.  Had compensation expense been determined based on fair value at the grant date for stock-option awards, consistent with the provisions of SFAS 123, the Company’s net earnings and earnings per share in 2005, 2004 and 2003 would have been reduced to the pro forma amounts indicated in the following table:

	YEAR ENDED DECEMBER 31,
(in thousands, except share data)	2005	2004	2003
Net earnings, as reported	$447,052	$320,545	$241,692
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair-value method for all awards, net of related tax effects	(5,957)	(5,662)	(3,991)
Pro forma net earnings	$441,095	$314,883	$237,701
Earnings per share:
Basic — as reported	$9.52	$6.72	$4.86
Basic — pro forma	9.39	6.60	4.78
Diluted — as reported	9.03	6.36	4.56
Diluted — pro forma	8.91	6.25	4.48

The fair value of each option grant is estimated on the grant date by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2005, 2004 and 2003, respectively: a risk-free interest rate of 4.0 percent, 2.4 percent and 2.1 percent; an expected volatility factor for the market price of the Company’s common stock of 38.4 percent, 38.4 percent and 37.6 percent; a dividend yield of 0.5 percent, 0.5 percent and 0.3 percent; and an expected life of three years.  The weighted-average fair values at the grant date for options granted in 2005, 2004 and 2003 were $18.99, $11.65 and $7.28, respectively. Beginning in 2006, stock based compensation expense will be recorded based on the fair value at the grant date. (See “SFAS 123(R) and SAB 107” in “New Accounting Pronouncements.”)

LOAN ORIGINATION FEES, COSTS, MORTGAGE DISCOUNTS AND LOAN SALES

Loan origination fees, net of related direct origination costs and loan discount points, are recognized in current earnings upon the sale of related mortgage loans. Gains or losses on the sale of mortgage loans and related servicing rights are recognized when the Company transfers title to the purchaser.

DERIVATIVE INSTRUMENTS

In the normal course of business and pursuant to its risk-management policy, the Company enters, as an end user, into derivative instruments, including forward-delivery contracts for loans and mortgage-backed securities; options on forward-delivery contracts; futures contracts; and options on futures contracts, to minimize the impact of movements in market interest rates on IRLCs and mortgage loans held-for-sale.  Major factors influencing the use of various hedging contracts include general market conditions, interest rates, types of mortgages originated and the percentage of IRLCs expected to fund.  The Company is exposed to credit-related losses in the event of nonperformance by counterparties to certain hedging contracts.  Credit risk is limited to those instances where the Company is in a net unrealized gain position.  It manages this credit risk by entering into

The Ryland Group	2005 Annual Report	Page 68
Notes to Consolidated
Financial Statements

agreements with counterparties meeting its credit standards and by monitoring position limits.  The Company elected not to use hedge accounting treatment with respect to its economic hedging activities.  Accordingly, all derivative instruments used as economic hedges are carried in the consolidated balance sheets in “Other” assets or “Accrued and other liabilities” at fair value, with changes in value recorded in current earnings.  The Company’s mortgage pipeline includes IRLCs, which represent commitments that have been extended by the Company to those borrowers who have applied for loan funding and have met certain defined credit and underwriting criteria.  The Company determined that its IRLCs meet the definition of derivatives under Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended.

In September 2005, the Company entered into treasury locks which terminate in 2006, to facilitate the replacement of higher-rate senior and senior subordinated debt in 2006. (See Note D,” Derivative Instruments.”)

ADVERTISING COSTS

The Company expenses advertising costs as they are incurred.  Advertising costs totaled $25.3 million, $21.6 million and $16.8 million in 2005, 2004 and 2003, respectively.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and the increase or decrease in unrealized gains or losses on the Company’s available-for-sale securities, as well as the increase or decrease in unrealized gains or losses associated with the treasury locks, net of applicable taxes.  Comprehensive income totaled $449.8 million, $319.7 million and $241.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS 123(R) AND SAB 107

In December 2004, the Financial Accounting Standards Board (FASB), issued Statement of Financial Accounting Standards No. 123 (revised 2004), (SFAS 123(R)), “Share-Based Payment”, which is a revision of SFAS 123. SFAS 123(R) supercedes Accounting Principles Board (APB) Opinion No. 25 (APB No. 25), “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” While generally similar in approach to its predecessor statement, SFAS 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values.  SFAS 123(R) permits public companies to adopt its requirements by using either the “modified prospective” method, in which compensation cost is recognized beginning with the effective date (a) for all share-based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or by using the “modified-retrospective” method, which includes the requirements of the modified-prospective method described above and also permits entities to restate, based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption. SFAS 123(R) is effective for public companies at the beginning of the first interim or annual period after December 15, 2005. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees by using APB No. 25’s intrinsic-value method and, as such, generally recognizes no compensation cost for employee stock options.

The Company will implement the provisions of SFAS 123(R) in the first quarter of 2006, which will have an impact on its financial statements but is not expected to have a material impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.  However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123, which is described in the disclosure of pro forma net income and earnings per share in “Stock-Based Compensation.”

The Ryland Group	2005 Annual Report	Page 69
Notes to Consolidated
Financial Statements

SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow.  This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.  While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise their stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $30.5 million, $17.5 million and $17.1 million in 2005, 2004 and 2003, respectively.

In March 2005, the SEC released Staff Accounting Bulletin No. 107 (SAB 107), “Share-Based Payment.” SAB 107 presents the SEC’s staff position regarding the application of SFAS 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS 123(R) and SEC rules and regulations.  SAB 107 outlines the significance of disclosures made regarding the accounting for share-based payments.

SFAS 154

In March 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS 154), “Accounting Changes and Error Corrections,” which is a replacement of APB Opinion No. 20, “Accounting Changes,” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 amends requirements for reporting a change in accounting principles.  The statement requires a retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The implementation of SFAS 154 will not have a material effect on the Company’s financial condition or results of operations.

FSP 109-1

In December 2004, the FASB issued Staff Position 109-1 (FSP 109-1), “Application of FASB Statement No. 109 (SFAS 109), ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” The American Jobs Creation Act, which was signed into law in October 2004, provides a tax deduction on qualified domestic production activities.  When fully phased-in, the deduction will be up to nine percent of the lesser of “qualified production activities income” or taxable income. Based on the guidance provided by FSP 109-1, this deduction should be accounted for as a special deduction under SFAS 109 and will reduce tax expense in the period or periods that the amounts are deductible on the tax return.  The tax benefit resulting from the new deduction was effective beginning in the Company’s fiscal year 2005. The Company currently estimates the reduction in its federal income tax rate to be in the range of one half of one percent to one percent.

Note B:                        Segment Information

The Company is a leading national homebuilder and mortgage-related financial services firm.  As one of the largest single-family on-site homebuilders in the United States, it builds homes in 27 markets.  The Company’s homebuilding segment specializes in the sale and construction of single-family attached and detached housing. The Company’s financial services segment provides loan origination and offers title, escrow and insurance brokerage services. Corporate is a nonoperating business segment with the sole purpose of supporting operations. Certain corporate expenses are allocated to the homebuilding and financial services segments.

The Company evaluates performance and allocates resources based on a number of factors, including segment pretax earnings.  The accounting policies of the segments are the same as those described in Note A, “Summary of Significant Accounting Policies.”

The Ryland Group	2005 Annual Report	Page 70
Notes to Consolidated
Financial Statements

SELECTED SEGMENT INFORMATION

	YEAR ENDED DECEMBER 31,
(in thousands)	2005	2004	2003
REVENUES
Homebuilding	$4,725,751	$3,867,086	$3,355,450
Financial services	91,815	84,735	88,679
Total	$4,817,566	$3,951,821	$3,444,129
PRETAX EARNINGS
Homebuilding	$738,906	$530,129	$394,631
Financial services	59,495	56,893	62,849
Corporate	(77,350)	(65,810)	(61,263)
Total	$721,051	$521,212	$396,217
DEPRECIATION AND AMORTIZATION
Homebuilding	$37,500	$33,122	$30,448
Financial services	1,119	623	922
Corporate	4,547	4,774	5,066
Total	$43,166	$38,519	$36,436
IDENTIFIABLE ASSETS
Homebuilding	$3,187,550	$2,217,589	$1,829,640
Financial services	42,925	69,559	68,270
Corporate and other	156,398	137,822	109,680
Total	$3,386,873	$2,424,970	$2,007,590

Note C:                        Earnings Per Share Reconciliation

The following table sets forth the computation of basic and diluted earnings per share:

	YEAR ENDED DECEMBER 31,
(in thousands, except share data)	2005	2004	2003
NUMERATOR
Net earnings	$447,052	$320,545	$241,692
DENOMINATOR
Basic earnings per share — weighted-average shares	46,966,317	47,678,887	49,718,032
Effect of dilutive securities:
Stock options	2,140,200	2,282,812	2,622,548
Equity incentive plan	384,370	417,141	703,824
Dilutive potential of common shares	2,524,570	2,699,953	3,326,372
Diluted earnings per share — adjusted weighted-average shares and assumed conversions	49,490,887	50,378,840	53,044,404
NET EARNINGS PER COMMON SHARE
Basic	$9.52	$6.72	$4.86
Diluted	9.03	6.36	4.56

Options to purchase 205,000 shares, 420,000 shares and 227,000 shares of common stock at various prices were outstanding at December 31, 2005, 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share for those annual periods because their effect would have been antidilutive since the exercise prices were greater than the average market price of the common shares.

The Ryland Group	2005 Annual Report	Page 71
Notes to Consolidated
Financial Statements

Note D:                       Derivative Instruments

The Company, which uses financial instruments in its normal course of operations, has no derivative financial instruments that are held for trading purposes.

The contract or notional amounts of these financial instruments at December 31 were as follows:

(in thousands)	2005	2004
Mortgage interest rate lock commitments	$233,817	$94,809
Hedging contracts:
Treasury interest rate locks	$250,000	$—
Forward-delivery contracts	134,050	69,620

IRLCs represent loan commitments with customers at market rates generally up to 180 days before settlement. IRLCs expose the Company to market risk as a result of increases in mortgage interest rates. IRLCs had interest rates ranging from 1.0 percent to 12.6 percent at December 31, 2005, and 1.0 percent to 9.5 percent at December 31, 2004.

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

In September 2005, the Company entered into a $150.0 million treasury lock at 4.1 percent which terminates on June 1, 2006, and a $100.0 million treasury lock at 4.2 percent that terminates on September 1, 2006, to facilitate the replacement of higher-rate senior and senior subordinated debt in 2006. These hedges were evaluated and deemed to be highly effective at the inception of the contracts.  In accordance with SFAS 133, the Company accounted for the treasury locks as cash flow hedges and records unrealized gains or losses, net of applicable taxes, resulting from changes in fair value in the consolidated balance sheets under “Accumulated other comprehensive income” in “Stockholders’ equity.”

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

The Ryland Group	2005 Annual Report	Page 72
Notes to Consolidated
Financial Statements

The table below sets forth the carrying values and fair values of the Company’s financial instruments at December 31. It excludes nonfinancial instruments, and, accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	2005		2004
(in thousands)	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
OTHER ASSETS
Mortgage loans held-for-sale	$17,528	$17,741	$20,540	$20,919
Mortgage-backed securities and notes receivable	3,387	3,448	10,220	10,763
Collateral for bonds payable of the limited-purpose subsidiaries	93	98	6,082	6,106
OTHER LIABILITIES
Bonds payable of the limited-purpose subsidiaries	$86	$90	$5,097	$5,564
DEBT
Senior notes	$750,000	$741,340	$397,000	$421,954
Senior subordinated notes	143,500	152,124	143,500	159,823
OTHER FINANCIAL INSTRUMENTS
Treasury interest rate locks	$4,785	$4,785	$—	$—
Mortgage interest rate lock commitments	1,952	1,952	1,770	1,770
Forward-delivery contracts	(109)	(109)	(178)	(178)

The carrying amounts of cash and cash equivalents, secured notes payable and short-term borrowings under various credit agreements are reported in the balance sheet and approximate their fair values.  The fair values of the senior notes; senior subordinated notes; mortgage loans held-for-sale; mortgage-backed securities and notes receivable; forward-delivery and other hedging contracts; treasury locks; and IRLCs are based on either quoted market prices or market prices for similar financial instruments.

Note F:                        Debt

Debt consists of the following at December 31:

(in thousands)	2005	2004
Senior notes	$750,000	$397,000
Senior subordinated notes	143,500	143,500
Secured notes payable	28,470	7,952
Financial services’ revolving credit agreement	—	10,490
Total	$921,970	$558,942

Maturities of debt are scheduled as follows:

(in thousands)
2006	$119,361
2007	2,900
2008	156,209
2009-2010	—
After 2010	643,500
Total debt	$921,970

At December 31, 2005, the Company had outstanding (a) $100.0 million of 8.0 percent senior notes due August 2006, with interest payable semiannually, which may not be redeemed prior to maturity; (b) $150.0 million of 5.4 percent senior notes due June 2008, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time;

The Ryland Group	2005 Annual Report	Page 73
Notes to Consolidated
Financial Statements

(c) $250.0 million of 5.4 percent senior notes due May 2012, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time; and (d) $250.0 million of 5.4 percent senior notes due January 2015, with interest payable semiannually, which may be redeemed at a stated redemption price, in whole or in part, at any time.

Additionally, at December 31, 2005, the Company had $143.5 million of 9.1 percent senior subordinated notes due June 2011, with interest payable semiannually, which may be redeemed at a stated redemption price at the option of the Company, in whole or in part, at any time on or after June 15, 2006. Senior subordinated notes are subordinated to all existing and future senior debt of the Company.

In 2004, the Company executed an agreement for a $500.0 million unsecured revolving credit facility. The agreement contained an accordion feature under which the aggregate commitment could have been increased up to $650.0 million, subject to the availability of additional commitments.  Borrowings under this agreement bore interest at variable short-term rates. In addition to the stated interest rates, the agreement required the Company to pay certain fees.  The Company used its unsecured revolving credit facility to finance increases in its homebuilding inventory and working capital.  There were no outstanding borrowings under this agreement at December 31, 2005 or 2004. In January 2006, the Company replaced this credit facility with a new $750.0 million credit facility. (See Note L, “Subsequent Event.”)

In 2005, the Company redeemed $150.0 million of outstanding 9.8 percent senior notes due September 2010, of which it owned $3.0 million at the time of redemption, and also recorded $8.3 million in expenses related to its early retirement.

At December 31, 2005, the Company’s obligations to pay principal, premium, if any, and interest under its $500.0 million unsecured revolving credit facility; 8.0 percent senior notes due August 2006; 5.4 percent senior notes due June 2008; 5.4 percent senior notes due May 2012; and 5.4 percent senior notes due January 2015 are guaranteed on a joint and several basis by substantially all of its wholly-owned homebuilding subsidiaries. Such guarantees are full and unconditional. (See Note K, “Supplemental Guarantor Information.”)

The senior and senior subordinated note and indenture agreements, as well as the unsecured revolving credit facility, contain numerous restrictive covenants.  At December 31, 2005, the Company had $258.2 million of retained earnings available for dividends and was in compliance with these covenants.

To finance land purchases, the Company may also use seller-financed nonrecourse secured notes payable. At December 31, 2005 and 2004, outstanding seller-financed nonrecourse notes payable were $28.5 million and $8.0 million, respectively.

During the fourth quarter of 2005, the financial services segment terminated its revolving credit facility. The facility, which provided for borrowings of up to $10.0 million, was used to finance mortgage investment portfolio securities and was collateralized by mortgage obligations previously issued by the Company’s limited-purpose subsidiaries.  At December 31, 2004, borrowings under this facility totaled $10.5 million with a related collateral balance of $10.4 million, having a fair value of $11.0 million.  Weighted-average borrowings during the period were $7.5 million, $12.3 million and $18.3 million for 2005, 2004 and 2003, respectively. The interest rate was 2.8 percent at December 31, 2004. Weighted-average interest rates during the period were 3.9 percent, 2.2 percent and 2.0 percent for 2005, 2004 and 2003, respectively.

In 2004, the financial services segment terminated its repurchase agreement.  The agreement, which provided for borrowings of up to $80.0 million, was used to finance mortgage investment portfolio securities and was collateralized by mortgage loans and mortgage-backed securities.  During the third quarter of 2004, the underlying collateral was sold and proceeds from the sale were used to pay off the facility.  As a result of the sale, RMC no longer had a need for this borrowing facility.  Weighted-average borrowings during the period were $6.4 million and $15.7 million for 2004 and 2003, respectively.  Weighted-average interest rates during the period were 1.5 percent and 1.6 percent for 2004 and 2003, respectively.

The Ryland Group	2005 Annual Report	Page 74
Notes to Consolidated
Financial Statements

Note G:                       Income Taxes

The Company’s expense for income taxes is summarized as follows:

	YEAR ENDED DECEMBER 31,
(in thousands)	2005	2004	2003
CURRENT
Federal	$243,220	$181,426	$137,108
State	36,852	27,079	17,884
Total current	280,072	208,505	154,992
DEFERRED
Federal	(5,274)	(6,820)	(413)
State	(799)	(1,018)	(54)
Total deferred	(6,073)	(7,838)	(467)
Total expense	$273,999	$200,667	$154,525

The following table reconciles the statutory federal income tax rate to the Company’s effective income tax rate:

	YEAR ENDED DECEMBER 31,
	2005	2004	2003
Income taxes at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax	3.2	3.2	3.0
Other, net	(0.2)	0.3	1.0
Effective rate	38.0%	38.5%	39.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities at December 31 were as follows:

(in thousands)	2005	2004
DEFERRED TAX ASSETS
Warranty, legal and other accruals	$33,032	$28,227
Employee benefits	39,297	32,001
Other	2,277	1,854
Total deferred tax assets	74,606	62,082
DEFERRED TAX LIABILITIES
Deferred recognition of income and gains	(6,870)	(5,327)
Capitalized expenses	(13,738)	(8,886)
Other	(3,899)	(2,161)
Total deferred tax liabilities	(24,507)	(16,374)
Net deferred tax asset	$50,099	$45,708

The Company determined that no valuation allowance for the deferred tax asset was required. The Company had a total net current tax liability of $67.1 million and $48.4 million at December 31, 2005 and 2004, respectively.  These amounts are reported in the consolidated balance sheets in “Accrued and other liabilities.”

The Ryland Group	2005 Annual Report	Page 75
Notes to Consolidated
Financial Statements

Note H:                        Stockholders’ Equity

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

STOCK SPLIT

On October 10, 2004, the Company’s Board of Directors approved a two-for-one stock split of its common stock, which was effected in the form of a stock dividend.  Record holders of the Company’s common stock at the close of business on November 15, 2004, were entitled to one additional share for each share held at that time.  The new shares were distributed on November 30, 2004.

Note I:                           Employee Incentive and Stock Plans

EQUITY INCENTIVE PLAN AND OTHER RELATED PLANS

The Ryland Group, Inc. 2005 Equity Incentive Plan (the “Plan”) permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, stock units or any combination of the foregoing to employees.  This Plan replaces the Company’s 2002 Equity Incentive Plan (the “2002 Plan”).  The aggregate number of shares available for issuance under the Plan includes 769,576 shares carried over from the 2002 Plan and 475,000 new shares available under the terms of the Plan.  Any shares of the Company’s common stock covered by an award (or portion of an award) granted under the Plan or the 2002 Plan that are forfeited, expired or canceled without delivery of shares of common stock, will again be available for award under the Plan. The Plan will remain in effect until February 2015, unless it is terminated by the Board of Directors at an earlier date.  Stock options granted in accordance with this plan generally have a maximum term of five years and vest over three years.  Outstanding stock options granted under previous plans generally have a maximum term of ten years and vest over three years.  At December 31, 2005 and 2004, there were 659,263 and 765,408 stock options or other awards or units available for grant under the Plan or the 2002 Plan, respectively.

The Ryland Group, Inc. 2004 Non-Employee Director Equity Plan (the “Director Plan”) provides for automatic grants of nonstatutory stock options to directors for the purchase of shares at prices not less than the fair market value of the shares at the date of grant.  The Director Plan authorized the issuance of one million shares of common stock, in addition to the 353,200 shares carried over from the 2000 Non-Employee Director Equity Plan.  All members of the Board of Directors who are not employees of the Company participate in the Director Plan.  The Director Plan will remain in effect until January 2014, unless it is terminated by the Compensation Committee of the Board of Directors at an earlier date.  Stock options fully vest and become exercisable six months after the date of grant and have a maximum term of ten years.  Upon termination of service from the Board of Directors, all stock options become fully vested, immediately exercisable and expire three years after the date of termination, regardless of their stated expiration dates.  At December 31, 2005 and 2004, there were 953,200 and 1,153,200 stock options available for grant, respectively.

The Ryland Group	2005 Annual Report	Page 76
Notes to Consolidated
Financial Statements

The following is a summary of transactions relating to all stock option plans for each year ended December 31:

	2005		2004		2003
	SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	SHARES	WEIGHTED- AVERAGE EXERCISE PRICE
Options outstanding at beginning of year	5,535,398	$19.15	6,012,876	$13.11	6,874,796	$10.11
Granted	569,750	65.36	1,016,400	43.45	1,032,300	26.08
Exercised	(1,408,973)	14.84	(1,452,654)	10.95	(1,762,008)	8.62
Forfeited	(41,605)	42.52	(41,224)	25.13	(132,212)	18.19
Options outstanding at end of year	4,654,570	$25.91	5,535,398	$19.15	6,012,876	$13.11
Available for future grant	1,612,463		1,918,608		1,893,784
Total shares reserved	6,267,033		7,454,006		7,906,660
Options exercisable at end of year	3,360,535	$17.62	3,676,991	$12.11	3,788,128	$7.76
Prices related to options exercised during the year		$3.19-$57.54		$3.38-$22.70		$3.41-$22.70

A summary of stock options outstanding and exercisable at December 31, 2005, follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED- AVERAGE REMAINING LIFE (YEARS)	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED- AVERAGE EXERCISE PRICE
$ 3.19 to $6.38	1,552,232	2.97	$5.46	1,552,232	$5.46
$ 10.19 to $24.44	1,448,151	6.44	19.19	1,210,525	18.83
$ 34.70 to $57.54	1,098,437	8.27	43.64	597,778	46.72
$ 61.40 to $83.13	555,750	6.37	65.46	—	—

The Company has made several restricted stock awards to senior executives under the Plan and its predecessor plans.  All restricted stock was awarded in the name of each participant who had all the rights of other common stockholders, subject to restrictions and forfeiture provisions.  Accordingly, such restricted stock awards were considered common stock equivalents. Compensation expense recognized for such awards totaled $18.8 million, $14.3 million and $16.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The following is a summary of activity relating to restricted stock awards:

	2005	2004	2003
Restricted shares at January 1	356,800	638,600	904,200
Shares awarded	253,000	—	—
Shares vested	(168,800)	(281,800)	(265,600)
Restricted shares at December 31	441,000	356,800	638,600

At December 31, 2005, the outstanding restricted shares will vest as follows: 2006 – 138,336; 2007 – 138,328; 2008 – 84,336; 2009 – 40,000; and 2010 – 40,000.

All outstanding stock options and restricted stock awards have been granted in accordance with the terms of the Plan, the Director Plan and their respective predecessor plans, all of which were approved by the Company’s stockholders.

The Ryland Group	2005 Annual Report	Page 77
Notes to Consolidated
Financial Statements

RETIREMENT SAVINGS OPPORTUNITY PLAN (RSOP)

All full-time employees are eligible to participate in the RSOP following 30 days of employment.  Part-time employees are eligible to participate in the RSOP following the completion of 1,000 hours of service within the first 12 months of employment or within any plan year after the date of hire.  Pursuant to Section 401(k) of the Internal Revenue Code, the plan permits deferral of a portion of a participant’s income into a variety of investment options.  Total compensation expense related to the Company’s matching contributions for this plan amounted to $11.0 million, $9.3 million and $8.1 million in 2005, 2004 and 2003, respectively.

EMPLOYEE STOCK PURCHASE PLAN (ESPP)

All full-time employees of the Company, with the exception of its executive officers, are eligible to participate in the ESPP.  Eligible employees authorize payroll deductions to be made for the purchase of shares.  The Company matches a portion of the employee’s contribution by donating an additional 20.0 percent of the employee’s payroll deduction.  Stock is purchased by a plan administrator on a regular monthly basis.  All brokerage and transaction fees for purchasing the stock are paid for by the Company.  The Company’s expense related to its matching contribution for this plan was $514,000, $390,000 and $321,000 in 2005, 2004 and 2003, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

The Company has supplemental nonqualified retirement plans, which vest over five-year periods beginning in 2003, pursuant to which the Company will pay supplemental pension benefits to key employees upon retirement.  In connection with these plans, the Company has purchased cost-recovery life insurance on the lives of certain employees.  Insurance contracts associated with the plans are held by trusts established as part of the plans to implement and carry out their provisions and finance their related benefits.  The trusts are owners and beneficiaries of such contracts.  The amount of coverage is designed to provide sufficient revenue to cover all costs of the plans if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized.  At December 31, 2005 and 2004, the cash surrender value of these contracts was $19.2 million and $13.0 million, respectively.  The net periodic benefit cost of these plans for the year ended December, 31, 2005, was $2.8 million, which included service costs of $3.1 million, interest costs of $117,000 and investment earnings of $423,000.  The net periodic benefit cost of these plans for the year ended December 31, 2004, was $4.4 million, which included service costs of $4.7 million, interest costs of $677,000 and investment earnings of $1.0 million.  The $12.6 million and $9.4 million projected benefit obligations at December 31, 2005 and 2004, respectively, were equal to the net liability recognized in the balance sheet at those dates. For the years ended December 31, 2005 and 2004, the weighted-average discount rates used for the plans were 7.5 percent and 7.7 percent, respectively.

Note J:                          Commitments and Contingencies

COMMITMENTS

In the normal course of business, the Company acquires rights under option agreements to purchase land or lots for use in future homebuilding operations.  At December 31, 2005, it had related cash deposits and letters of credit outstanding of $188.5 million for land options pertaining to land purchase contracts with an aggregate purchase price of $2.1 billion.  At December 31, 2005, the Company had commitments with respect to option contracts having specific performance provisions of approximately $60.5 million, compared to $117.2 million at December 31, 2004.

Rent expense primarily relates to office facilities, model homes, furniture and equipment.

	YEAR ENDED DECEMBER 31,
(in thousands)	2005	2004	2003
Total rent expense	$17,050	$16,934	$17,937
Less income from subleases	(312)	(295)	(215)
Net rent expense	$16,738	$16,639	$17,722

The Ryland Group	2005 Annual Report	Page 78
Notes to Consolidated
Financial Statements

Future minimum rental commitments under noncancelable leases with remaining terms in excess of one year are as follows:

(in thousands)
2006	$10,483
2007	9,806
2008	8,773
2009	6,785
2010	4,638
Thereafter	9,991
Less sublease income	(632)
Total lease commitments	$49,844

CONTINGENCIES

As an on-site housing producer, the Company is often required by some municipalities to obtain development or performance bonds and letters of credit in support of its contractual obligations.  At December 31, 2005, total development bonds were $428.6 million, while total related deposits and letters of credit were $81.3 million.  In the event that any such bonds or letters of credit are called, the Company would be required to reimburse the issuer; however, it does not expect that any currently outstanding bonds or letters of credit will be called.

At December 31, 2005, one of the joint ventures in which the Company participates had debt of $375.5 million. In this joint venture, the Company and its partners provided guarantees of debt on a pro rata basis. The Company has a 3.3 percent pro rata interest on the debt, or $12.5 million, and a completion guarantee related to project development.  The guarantees apply if a joint venture partner defaults on its loan arrangement and the fair value of the collateral (land and improvements) is less than the loan balance.  In addition, the Company guaranteed up to 50.0 percent of a $55.0 million revolving credit facility in another of its joint ventures, in February 2006.

IRLCs represent loan commitments with customers at market rates generally up to 180 days before settlement.  At December 31, 2005, the Company had outstanding IRLCs totaling $233.8 million.  Hedging contracts are utilized to mitigate the risk associated with interest rate fluctuations on IRLCs.  (See Note D, “Derivative Instruments.”)

In 2005, the Company entered into treasury locks which terminate in 2006, to facilitate the replacement of higher-rate senior and senior subordinated debt in 2006.  As of December 31, 2005, the fair value of the treasury locks was $4.8 million.  (See Note D, “Derivative Instruments.”)

The Company provides product warranties covering workmanship and materials for one year, certain mechanical systems for two years and structural systems for ten years.  The Company estimates and records warranty liabilities based upon historical experience and known risks at the time a home closes, and in the case of unexpected claims, upon identification and quantification of the obligations.  Actual future warranty costs could differ from current estimates.

Changes in the Company’s product liability reserve during the period are as follows:

(in thousands)	2005	2004
Balance at January 1	$33,090	$34,258
Warranties issued	23,979	16,621
Settlements made	(24,258)	(21,287)
Changes in liability for accruals related to pre-existing warranties	8,836	3,498
Balance at December 31	$41,647	$33,090

The Company requires substantially all of its subcontractors to have general liability insurance (including construction defect coverage) and workmans compensation insurance.  These insurance policies protect the Company against a portion of its risk of loss from claims, subject to certain self-insured retentions, deductibles

The Ryland Group	2005 Annual Report	Page 79
Notes to Consolidated
Financial Statements

and other coverage limits.  Over the past several years, general liability insurance for the homebuilding industry has become more difficult to obtain with fewer insurers participating.  As a result, Ryland Homes Insurance Company, a wholly-owned subsidiary of the Company, provides insurance services to the home-building segment’s subcontractors in certain markets.

The Company is party to various legal proceedings generally incidental to its businesses.  Litigation reserves have been established based on discussions with counsel and the Company’s analysis of historical claims.  The Company has, and requires the majority of its subcontractors to have, general liability insurance that protects the Company against a portion of its risk of loss and to cover construction-related claims.  The Company establishes reserves to cover its self-insured retentions and deductible amounts under those policies. Due to the high degree of judgment required in determining these estimated reserve amounts, actual future litigation costs could differ from the Company’s current estimates.

Note K:                       Supplemental Guarantor Information

As of December 31, 2005, the Company’s obligations to pay principal, premium, if any, and interest under its $500.0 million unsecured revolving credit facility (replaced in January 2006 with a $750.0 million facility described in Note L, “Subsequent Event.”); 8.0 percent senior notes due August 2006; 5.4 percent senior notes due June 2008; 5.4 percent senior notes due May 2012; and 5.4 percent senior notes due January 2015 are guaranteed on a joint and several basis by substantially all of its wholly-owned homebuilding subsidiaries (the “Guarantor Subsidiaries”).Such guarantees are full and unconditional.

In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, the accompanying condensed consolidating financial statements have been included. Management does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and are, therefore, not presented.

The following information presents the consolidating statements of earnings, financial position and cash flows for (i) the parent company and issuer, The Ryland Group, Inc.(“TRG, Inc.”); (ii) the Guarantor Subsidiaries; (iii) the non-guarantor subsidiaries; and (iv) the consolidation eliminations used to arrive at the consolidated information for The Ryland Group, Inc. and subsidiaries.

CONSOLIDATING STATEMENT OF EARNINGS

	YEAR ENDED DECEMBER 31, 2005
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
REVENUES
Homebuilding	$2,777,565	$2,064,488	$—	$(116,302)	$4,725,751
Financial services		—	91,815	—	91,815
TOTAL REVENUES	2,777,565	2,064,488	91,815	(116,302)	4,817,566
EXPENSES
Cost of sales	2,118,187	1,535,718	—	(116,302)	3,537,603
Selling, general and administrative	243,660	197,259	46	—	440,965
Financial services	—	—	31,582	—	31,582
Corporate	19,118	58,232	—	—	77,350
Interest	(8,320)	8,320	738	—	738
Expenses related to early retirement of debt	8,277	—	—	—	8,277
TOTAL EXPENSES	2,380,922	1,799,529	32,366	(116,302)	4,096,515
Earnings before taxes	396,643	264,959	59,449	—	721,051
Tax expense	150,724	100,684	22,591	—	273,999
Equity in net earnings of subsidiaries	201,133	—	—	(201,133)	—
NET EARNINGS	$447,052	$164,275	$36,858	$(201,133)	$447,052

The Ryland Group	2005 Annual Report	Page 80
Notes to Consolidated
Financial Statements

CONSOLIDATING STATEMENT OF EARNINGS

	YEAR ENDED DECEMBER 31, 2004
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
REVENUES
Homebuilding	$2,403,614	$1,551,529	$1,341	$(89,398)	$3,867,086
Financial services	—	—	84,735	—	84,735
TOTAL REVENUES	2,403,614	1,551,529	86,076	(89,398)	3,951,821
EXPENSES
Cost of sales	1,832,163	1,219,981	1,341	(89,398)	2,964,087
Selling, general and administrative	219,388	153,160	112	—	372,660
Financial services	—	—	26,825	—	26,825
Corporate	15,735	50,075	—	—	65,810
Interest	(5,484)	5,694	1,017	—	1,227
TOTAL EXPENSES	2,061,802	1,428,910	29,295	(89,398)	3,430,609
Earnings before taxes	341,812	122,619	56,781	—	521,212
Tax expense	131,597	47,209	21,861	—	200,667
Equity in net earnings of subsidiaries	110,330	—	—	(110,330)	—
NET EARNINGS	$320,545	$75,410	$34,920	$(110,330)	$320,545

CONSOLIDATING STATEMENT OF EARNINGS

	YEAR ENDED DECEMBER 31, 2003
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
REVENUES
Homebuilding	$2,153,561	$1,317,300	$—	$(115,411)	$3,355,450
Financial services	—	—	88,679	—	88,679
TOTAL REVENUES	2,153,561	1,317,300	88,679	(115,411)	3,444,129
EXPENSES
Cost of sales	1,671,666	1,059,627	93	(115,411)	2,615,975
Selling, general and administrative	203,246	130,401	79	—	333,726
Financial services	—	—	24,339	—	24,339
Corporate	15,378	45,885	—	—	61,263
Interest	134	5,898	1,491	—	7,523
Expenses related to early retirement of debt	5,086	—	—	—	5,086
TOTAL EXPENSES	1,895,510	1,241,811	26,002	(115,411)	3,047,912
Earnings before taxes	258,051	75,489	62,677	—	396,217
Tax expense	100,640	29,441	24,444	—	154,525
Equity in net earnings of subsidiaries	84,281	—	—	(84,281)	—
NET EARNINGS	$241,692	$46,048	$38,233	$(84,281)	$241,692

The Ryland Group	2005 Annual Report	Page 81
Notes to Consolidated
Financial Statements

CONSOLIDATING BALANCE SHEET

	DECEMBER 31, 2005
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
ASSETS
Cash and cash equivalents	$81,895	$359,709	$19,779	$—	$461,383
Consolidated inventories owned	1,382,900	957,576	—	—	2,340,476
Consolidated inventories not owned	6,681	6,576	225,934	—	239,191
Total inventories	1,389,581	964,152	225,934	—	2,579,667
Purchase price in excess of net assets acquired	15,383	2,802	—	—	18,185
Investment in subsidiaries/ intercompany balances	1,188,956	(608,086)	18,557	(599,427)	—
Other assets	238,325	52,432	36,881	—	327,638
TOTAL ASSETS	2,914,140	771,009	301,151	(599,427)	3,386,873

LIABILITIES
Accounts payable and other accrued liabilities	630,383	178,194	105,653	—	914,230
Debt	907,736	14,234	—	—	921,970
TOTAL LIABILITIES	1,538,119	192,428	105,653	—	1,836,200
MINORITY INTEREST	—	—	174,652	—	174,652
STOCKHOLDERS’ EQUITY	1,376,021	578,581	20,846	(599,427)	1,376,021
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,914,140	$771,009	$301,151	$(599,427)	$3,386,873

CONSOLIDATING BALANCE SHEET

	DECEMBER 31, 2004
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
ASSETS
Cash and cash equivalents	$36,090	$31,390	$20,908	$—	$88,388
Consolidated inventories owned	1,118,062	761,953	—	—	1,880,015
Consolidated inventories not owned	2,398	9,298	132,422	—	144,118
Total inventories	1,120,460	771,251	132,422	—	2,024,133
Purchase price in excess of net assets acquired	15,383	2,802	—	—	18,185
Investment in subsidiaries/ intercompany balances	739,770	(285,782)	(18,194)	(435,794)	—
Other assets	200,128	39,756	54,380	—	294,264
TOTAL ASSETS	2,111,831	559,417	189,516	(435,794)	2,424,970

LIABILITIES
Accounts payable and other accrued liabilities	507,385	144,272	49,762	—	701,419
Debt	547,612	840	10,490	—	558,942
TOTAL LIABILITIES	1,054,997	145,112	60,252	—	1,260,361
MINORITY INTEREST	—	—	107,775	—	107,775
STOCKHOLDERS’ EQUITY	1,056,834	414,305	21,489	(435,794)	1,056,834
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,111,831	$559,417	$189,516	$(435,794)	$2,424,970

The Ryland Group	2005 Annual Report	Page 82
Notes to Consolidated
Financial Statements

CONSOLIDATING STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2005
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$447,052	$164,275	$36,858	$(201,133)	$447,052
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	25,880	16,167	1,119	—	43,166
Changes in assets and liabilities:
Increase in inventories	(269,121)	(192,901)	(28,949)	—	(490,971)
Net change in other assets, payables and other liabilities	(355,096)	354,270	(6,087)	201,133	194,220
Tax benefit from exercise of stock options and vesting of restricted stock	30,505	—	—	—	30,505
Other operating activities, net	(7,708)	—	—	—	(7,708)
Net cash (used for) provided by operating activities	(128,488)	341,811	2,941	—	216,264

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(27,496)	(26,886)	(745)	—	(55,127)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	—	—	12,561	—	12,561
Net cash (used for) provided by investing activities	(27,496)	(26,886)	11,816	—	(42,566)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt	500,000	—	—	—	500,000
Repayment of long-term debt	(147,000)	—	—	—	(147,000)
Increase (decrease) in short-term borrowings	7,124	13,394	(10,490)	—	10,028
Common stock dividends	(11,383)	—	—	—	(11,383)
Common stock repurchases	(176,214)	—	—	—	(176,214)
Proceeds from exercise of stock options	20,911	—	—	—	20,911
Other financing activities, net	8,351	—	(5,396)	—	2,955
Net cash provided by (used for) financing activities	201,789	13,394	(15,886)	—	199,297
Net increase (decrease) in cash and cash equivalents	45,805	328,319	(1,129)	—	372,995
Cash and cash equivalents at beginning of year	36,090	31,390	20,908	—	88,388
CASH AND CASH EQUIVALENTS AT END OF YEAR	$81,895	$359,709	$19,779	$—	$461,383

The Ryland Group	2005 Annual Report	Page 83
Notes to Consolidated
Financial Statements

CONSOLIDATING STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2004
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$320,545	$75,410	$34,920	$(110,330)	$320,545
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	23,287	14,609	623	—	38,519
Changes in assets and liabilities:
Increase in inventories	(298,489)	(253,221)	(33,852)	—	(585,562)
Net change in other assets, payables and other liabilities	57,067	(63,878)	16,113	110,330	119,632
Tax benefit from exercise of stock options	17,475	—	—	—	17,475
Other operating activities, net	10,920	—	—	—	10,920
Net cash provided by (used for) operating activities	130,805	(227,080)	17,804	—	(78,471)

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(26,370)	(19,468)	(1,293)	—	(47,131)
Principal reduction of mortgage–backed securities, notes receivable and mortgage collateral	—	—	19,336	—	19,336
Net cash (used for) provided by investing activities	(26,370)	(19,468)	18,043	—	(27,795)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings	1,659	(829)	(15,764)	—	(14,934)
Common stock dividends	(9,661)	—	—	—	(9,661)
Common stock repurchases	(118,296)	—	—	—	(118,296)
Proceeds from exercise of stock options	15,907	—	—	—	15,907
Other financing activities, net	7,612	—	(2,678)	—	4,934
Net cash used for financing activities	(102,779)	(829)	(18,442)	—	(122,050)
Net increase (decrease) in cash and cash equivalents	1,656	(247,377)	17,405	—	(228,316)
Cash and cash equivalents at beginning of year	34,434	278,767	3,503	—	316,704
CASH AND CASH EQUIVALENTS AT END OF YEAR	$36,090	$31,390	$20,908	$—	$88,388

The Ryland Group	2005 Annual Report	Page 84
Notes to Consolidated
Financial Statements

CONSOLIDATING STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2003
(in thousands)	TRG, INC.	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	CONSOLIDATING ELIMINATIONS	CONSOLIDATED TOTAL
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$241,692	$46,048	$38,233	$(84,281)	$241,692
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	24,261	11,253	922	—	36,436
Changes in assets and liabilities:
Increase in inventories	(148,412)	(91,577)	—	—	(239,989)
Net change in other assets, payables and other liabilities	(44,754)	81,683	(37,911)	84,281	83,299
Tax benefit from exercise of stock options	17,120	—	—	—	17,120
Other operating activities, net	913	—	—	—	913
Net cash provided by operating activities	90,820	47,407	1,244	—	139,471

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(20,266)	(11,342)	(933)	—	(32,541)
Principal reduction of mortgage-backed securities, notes receivable and mortgage collateral	—	—	18,672	—	18,672
Net cash (used for) provided by investing activities	(20,266)	(11,342)	17,739	—	(13,869)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash proceeds of long-term debt	150,000	—	—	—	150,000
Repayment of long-term debt	(100,000)	—	—	—	(100,000)
Increase (decrease) in short-term borrowings	1,661	1,669	(16,891)	—	(13,561)
Common stock dividends	(2,020)	—	—	—	(2,020)
Common stock repurchases	(130,939)	—	—	—	(130,939)
Proceeds from exercise of stock options	15,190	—	—	—	15,190
Other financing activities, net	5,593	—	(2,606)	—	2,987
Net cash (used for) provided by financing activities	(60,515)	1,669	(19,497)	—	(78,343)
Net increase (decrease) in cash and cash equivalents	10,039	37,734	(514)	—	47,259
Cash and cash equivalents at beginning of year	24,395	241,033	4,017	—	269,445
CASH AND CASH EQUIVALENTS AT END OF YEAR	$34,434	$278,767	$3,503	$—	$316,704

Note L:                         Subsequent Event

On January 12, 2006, the Company entered into a $750.0 million unsecured revolving credit facility. The new credit agreement, which matures in January 2011, also provides access to an additional $750.0 million of financing through an accordion feature under which the aggregate commitment may be increased up to $1.5 billion, subject to the availability of additional lending commitments. The $750.0 million credit facility includes a $75.0 million swing line facility and a $600.0 million sublimit for issuance of standby letters of credit.  Amounts borrowed under the credit agreement are guaranteed on a joint and several basis by substantially all of the Company’s wholly-owned homebuilding subsidiaries. Such guarantees are full and unconditional. Interest rates on outstanding borrowings are determined either by reference to LIBOR, with margins determined based on changes in its leverage ratio and credit ratings, or by reference to an alternate base rate. The credit agreement contains various customary affirmative, negative and financial covenants, replaces the Company’s prior $500.0 million revolving credit facility and will be used for general corporate purposes. (See Note F, “Debt.”)

The Ryland Group	2005 Annual Report	Page 85
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

/s/ Gordon A. Milne

Gordon A. Milne
Executive Vice President and Chief Financial Officer

/s/ David L. Fristoe

David L. Fristoe
Senior Vice President, Controller and Chief Accounting Officer

The Ryland Group	2005 Annual Report	Page 86
Reports of Independent Registered
Public Accounting Firm

BOARD OF DIRECTORS AND STOCKHOLDERS

THE RYLAND GROUP, INC.

We have audited the accompanying consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Ryland Group, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005,in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Ryland Group, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP
Los Angeles, California February 22, 2006

The Ryland Group	2005 Annual Report	Page 87
Reports of Independent Registered
Public Accounting Firm

BOARD OF DIRECTORS AND STOCKHOLDERS

THE RYLAND GROUP, INC.

We have audited management’s assessment, included in the accompanying Report of Management, that The Ryland Group, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  The Ryland Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that The Ryland Group, Inc. maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, The Ryland Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Ryland Group, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated February 22, 2006 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Ernst & Young LLP
Los Angeles, California February 22, 2006

The Ryland Group	2005 Annual Report	Page 88
Quarterly Financial Data and
Common Stock Prices and Dividends

QUARTERLY FINANCIAL DATA

(in thousands, except per share data) unaudited	2005				2004
	DEC. 31	SEPT. 30	JUN. 30	MAR. 31	DEC. 31	SEPT. 30	JUN. 30	MAR. 31
CONSOLIDATED RESULTS
Revenue	$1,500,518	$1,231,112	$1,135,744	$858,377	$1,244,379	$1,034,322	$918,521	$754,599
Earnings before taxes	261,280	190,313	168,290	101,168	176,675	134,908	124,408	85,221
Tax expense	99,288	72,319	63,950	38,442	68,020	51,939	47,898	32,810
Net earnings	$161,992	$117,994	$104,340	$62,726	$108,655	$82,969	$76,510	$52,411
Net earnings per common share:
Basic	$3.48	$2.52	$2.22	$1.32	$2.29	$1.75	$1.60	$1.09
Diluted	3.32	2.39	2.10	1.25	2.17	1.66	1.51	1.03
Weighted-average common shares outstanding:
Basic	46,540	46,779	47,057	47,489	47,481	47,368	47,918	47,947
Diluted	48,860	49,365	49,625	50,083	50,026	49,920	50,561	50,976

COMMON STOCK PRICES AND DIVIDENDS

The Ryland Group lists its common shares on the NYSE, trading under the symbol “RYL.”

The latest reported sale price of the Company’s common stock on February 3, 2006, was $71.00, and there were approximately 1,478 common stockholders of record.

The table below presents high and low market prices and dividend information for the Company. (See Note F, “Debt” for dividend restrictions.)

2005	HIGH	LOW	DIVIDENDS DECLARED PER SHARE	2004	HIGH	LOW	DIVIDENDS DECLARED PER SHARE
First quarter	$71.81	$53.97	$0.06	First quarter	$46.30	$36.07	$0.05
Second quarter	76.37	58.06	0.06	Second quarter	44.25	36.34	0.05
Third quarter	83.13	65.97	0.06	Third quarter	46.95	34.69	0.05
Fourth quarter	76.97	62.25	0.12	Fourth quarter	57.63	42.45	0.06

NYSE CERTIFICATION

The NYSE requires that the chief executive officers of its listed companies certify annually to the NYSE that they are not aware of violations by their companies of NYSE corporate governance listing standards. The Company submitted a non-qualified certification by its Chief Executive Officer to the NYSE last year in accordance with the NYSE’s rules.  Further, the Company filed certifications by its Chief Executive Officer and Chief Financial Officer with the SEC in accordance with the Sarbanes-Oxley Act of 2002.  These certifications were filed as exhibits to the Company’s most recent Annual Report on Form 10-K.